As filed with the Securities and Exchange Commission on February 25, 2014

Registration No. 333-192902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Santa Maria Energy Corporation

(Exact name of registrant as specified in its charter)

Delaware	1311	46-4213481
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2811 Airpark Drive

Santa Maria, California 93455

(805) 938-3320

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

David Pratt

2811 Airpark Drive

Santa Maria, California 93455

(805) 938-3320

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Michael E. Dillard Divakar Gupta Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Laurence S. Levy, Chief Executive Officer Hyde Park Acquisition Corp. II 500 Fifth Avenue 50th floor New York, New York 10110 (212) 644-3450	Todd J. Emmerman Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022-2585 (212) 940-8800

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon consummation of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share of Stock	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)(6)
Common Stock, par value $0.0001 per share	26,096,360(1)	N/A	$132,030,199(2)	$17,006
Preferred Stock, par value $0.0001 per share	50,000(3)	N/A	$50,000,000(4)	$6,440

(1)	Represents the maximum number of shares of common stock of Santa Maria Energy Corporation issuable upon the consummation of the merger described in the joint proxy statement/prospectus.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f)(1)-(2) and Rule 457(c) of the Securities Act, based on the sum of (i) the product of (A) $10.35, the average of the high and low prices per share of Hyde Park Acquisition Corp. II common stock as reported on the NASDAQ Stock Market on December 12, 2013 and (B) 10,068,750, the maximum number of shares of Hyde Park Acquisition Corp. II outstanding common stock that may be exchanged for the merger consideration and (ii) $27,818,636, the aggregate book value of the maximum number of common units of Santa Maria Energy Holdings, LLC that may be exchanged for the merger consideration, computed as of December 12, 2013, the latest practicable date prior to the date of the initial filing of this registration statement on Form S-4 for which it was possible to obtain such information.
(3)	Represents the maximum number of shares of Preferred Stock of Santa Maria Energy Corporation estimated to be issuable upon consummation of the merger.
(4)	The proposed maximum aggregate offering price of Santa Maria Energy Corporation’s Preferred Stock was calculated based upon the aggregate book value of Santa Maria Energy Holdings, LLC preferred units as of December 12, 2013, the latest practicable date prior to the date of the initial filing of this registration statement on Form S-4 for which it was possible to obtain such information.
(5)	The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.
(6)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

Subject to Completion, Dated February 25, 2014

HYDE PARK ACQUISITION CORP. II 500 Fifth Avenue, 50th Floor New York, NY 10110	SANTA MARIA ENERGY HOLDINGS, LLC 2811 Airpark Drive Santa Maria, California 93455

To the Stockholders of Hyde Park Acquisition Corp. II and the Unitholders of Santa Maria Energy Holdings, LLC:

On November 27, 2013, Hyde Park Acquisition Corp. II, a Delaware corporation (“Hyde Park”), Santa Maria Energy Corporation, a Delaware corporation (“Santa Maria Energy Corporation”), HPAC Merger Sub, Inc., a Delaware corporation (“HPAC Merger Sub”), SME Merger Sub, LLC, a Delaware limited liability company (“SME Merger Sub”), and Santa Maria Energy Holdings, LLC, a Delaware limited liability company (“Santa Maria Energy”), entered into an Agreement and Plan of Merger (as amended on December 16, 2013, the “Merger Agreement”) providing for (1) the merger of HPAC Merger Sub, a wholly-owned subsidiary of Santa Maria Energy Corporation, with and into Hyde Park, with Hyde Park surviving as a wholly-owned subsidiary of Santa Maria Energy Corporation (the “Hyde Park Merger”), (2) the merger of SME Merger Sub, a wholly-owned subsidiary of Santa Maria Energy Corporation, with and into Santa Maria Energy, an oil and natural gas exploration and development company, with Santa Maria Energy surviving as a wholly-owned subsidiary of Santa Maria Energy Corporation (the “Santa Maria Energy Merger” and together with the Hyde Park Merger, the “merger”), and (3) the subsequent contribution of Santa Maria Energy to Hyde Park, resulting in Santa Maria Energy becoming a wholly-owned subsidiary of Hyde Park. The stockholders of Hyde Park and the common unitholders of Santa Maria Energy will receive Santa Maria Energy Corporation common stock and the preferred unitholders of Santa Maria Energy will receive Santa Maria Energy Corporation preferred stock as part of the merger.

It is anticipated that, upon consummation of the merger and assuming no conversion of Hyde Park common stock, Hyde Park’s former stockholders will own approximately 38.8% of the outstanding common stock of Santa Maria Energy Corporation and Santa Maria Energy’s former unitholders will own approximately 61.2% of the outstanding common stock of Santa Maria Energy Corporation. In addition, upon consummation of the merger, the former preferred unitholders of Santa Maria Energy will own all of the outstanding preferred stock of Santa Maria Energy Corporation. Santa Maria Energy’s unitholders will not receive any cash as a result of the merger. Hyde Park stockholders should note that the final prospectus with respect to Hyde Park’s initial public offering stated that “Hyde Park will not enter into a business combination unless either [Hyde Park] or [Hyde Park’s] public stockholders acquire at least a controlling interest in the target business” and cautioned investors of a “potential change in control if [Hyde Park] acquire[s] one or more target businesses for stock” or in a transaction involving the issuance of common stock. Although Santa Maria Energy will become a wholly-owned subsidiary of Hyde Park if the merger is consummated, Hyde Park stockholders will not acquire a controlling interest in Santa Maria Energy Corporation as a result of the merger, and instead will own approximately 38.8% of the outstanding common stock assuming no conversions of Hyde Park common stock and no Private Equity Financing (as defined in the joint proxy statement/prospectus). At a minimum, the Hyde Park stockholders will own approximately 19.5% of the outstanding Santa Maria Energy Corporation common stock assuming maximum conversion of Hyde Park common stock and maximum Private Equity Financing.

Santa Maria Energy unitholders are cordially invited to attend a special meeting of the unitholders of Santa Maria Energy relating to Santa Maria Energy’s proposed merger with Hyde Park. The special meeting of unitholders will be held at              a.m., local time, on                     , 2014 at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas.

At the special meeting, Santa Maria Energy unitholders will be asked to consider and vote upon a proposal to approve the merger (the “merger proposal”) and certain related matters. In addition, Santa Maria Energy will solicit unitholder approval, on an advisory (non-binding) basis, of certain compensation that may be paid or become payable to Santa Maria Energy’s named executive officers in connection with the consummation of the merger (which we refer to as the “merger-related compensation proposal”). Certain of Santa Maria Energy’s unitholders, sometimes referred to herein as the “Kayne Investors,” have agreed, with respect to the merger proposal, to vote all of the outstanding redeemable preferred units (“preferred units”) and all of their common units (representing approximately 30% of Santa Maria Energy’s outstanding common units) “FOR” the merger proposal. Because a majority of the preferred units and only 29% of the outstanding common units are required to approve the merger proposal, the passage of the merger proposal by Santa Maria Energy unitholders is assured.

After careful consideration, Santa Maria Energy’s board of managers has determined that the merger proposal is fair to and in the best interests of Santa Maria Energy and its unitholders. Santa Maria Energy’s board of managers unanimously recommends that you vote or give instructions to vote “FOR” the adoption of the merger proposal and the merger related compensation proposal. When you consider the recommendation of Santa Maria Energy’s board of managers in favor of these proposals, you should keep in mind that certain of Santa Maria Energy’s managers and officers have interests in the merger that may conflict with your interests as a unitholder. See the section entitled, “The Merger — Interests of Santa Maria Energy Managers, Officers and Others in the Merger.”

Hyde Park stockholders are cordially invited to attend a special meeting of the stockholders of Hyde Park relating to Hyde Park’s proposed merger with Santa Maria Energy. The special meeting of stockholders will be held at 10:00 a.m., eastern time, on                     , 2014, at the offices of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022.

At the special meeting, Hyde Park stockholders will be asked to consider and vote upon a proposal to approve the merger and certain related matters.

As provided in Hyde Park’s amended and restated certificate of incorporation, each Hyde Park stockholder who holds shares of common stock issued in Hyde Park’s initial public offering, which we sometimes refer to as “IPO shares,” has the right to vote either for or against the merger proposal and at the same time demand that Hyde Park convert such stockholder’s shares into cash in an amount equal to such stockholder’s pro rata portion of the trust account which contains a substantial portion of the net proceeds of Hyde Park’s initial public offering. These IPO shares will be converted into cash only if the merger is completed, the stockholder demanding such conversion continues to hold such stockholder’s shares through the closing date of the merger and such stockholder tenders his, her or its stock certificate to Hyde Park in advance of the special meeting. However, a holder of IPO shares (or a “group” of holders of IPO shares, as discussed below) will be restricted from seeking conversion rights with respect to 20% or more of the aggregate IPO shares. Hyde Park does not have a maximum conversion threshold under its amended and restated certificate of incorporation, although under Hyde Park’s amended and restated certificate of incorporation, the merger may not be consummated unless Hyde Park maintains net tangible assets of at least $5,000,001 upon consummation of the merger. In addition, it is a condition to closing the merger that after giving effect to the exercise of conversion rights by Hyde Park stockholders, Hyde Park shall have at least $40 million of cash in its trust account. Hyde Park’s shares of common stock are listed on the NASDAQ Capital Market, which we refer to as “NASDAQ,” under the ticker symbol “HPAC.” Prior to exercising conversion rights, Hyde Park stockholders should verify the market price of Hyde Park’s common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights.

Hyde Park’s initial stockholders, sometimes referred to herein as the “Hyde Park sponsors,” have agreed, with respect to the merger proposal, to vote their 2,568,750 shares of Hyde Park common stock acquired prior to Hyde Park’s initial public offering or simultaneously therewith in a private placement of Hyde Park common stock, representing an aggregate of approximately 25.5% of the outstanding shares of Hyde Park common stock, as well as any public shares of Hyde Park common stock that they have acquired or will acquire, “FOR” the merger proposal.

After careful consideration, Hyde Park’s board of directors has determined that the merger proposal is fair to and in the best interests of Hyde Park and its stockholders. Hyde Park’s board of directors unanimously recommends that you vote or give instructions to vote “FOR” the adoption of the merger proposal. When you consider the recommendation of Hyde Park’s board of directors in favor of the merger proposal, you should keep in mind that certain of Hyde Park’s directors and officers have interests in the merger that may conflict with your interests as a stockholder. See the section entitled, “The Merger — Interests of Hyde Park Directors, Officers and Others in the Merger.” One significant conflict relates to the fact that certain shares of Hyde Park common stock held by Hyde Park’s sponsors, including members of its board of directors (which shares had an aggregate market value of approximately $26,946,188 as of February 14, 2014), will likely become worthless if the merger is not completed.

Enclosed is a notice of special meeting of the Hyde Park stockholders, a notice of the special meeting of the Santa Maria Energy unitholders and joint proxy statement/prospectus containing detailed information concerning the merger proposal and the transactions contemplated thereby as well as detailed information concerning the other proposals to be considered by Hyde Park stockholders and Santa Maria Energy unitholders. Whether or not you plan to attend the special meeting of Hyde Park stockholders or Santa Maria Energy unitholders, we urge you to read this material carefully.

Laurence S. Levy Executive Chairman of the Board and Chief Executive Officer Hyde Park Acquisition Corp. II	David Pratt President Santa Maria Energy Holdings, LLC

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE HYDE PARK SPECIAL MEETING OR THE SANTA MARIA ENERGY SPECIAL MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENVELOPE PROVIDED.

IF A SANTA MARIA ENERGY UNITHOLDER SIGNS AND RETURNS ITS PROXY CARD WITHOUT AN INDICATION OF HOW IT WISHES TO VOTE, ITS UNITS WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

IF A HYDE PARK STOCKHOLDER SIGNS AND RETURNS ITS PROXY CARD WITHOUT AN INDICATION OF HOW IT WISHES TO VOTE, ITS SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS, AND IT WILL NOT BE ELIGIBLE TO HAVE ITS SHARES CONVERTED INTO CASH. TO EXERCISE CONVERSION RIGHTS, A HYDE PARK STOCKHOLDER MUST AFFIRMATIVELY VOTE EITHER FOR OR AGAINST THE MERGER PROPOSAL, DEMAND THAT HYDE PARK CONVERT ITS SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE MERGER PROPOSAL, AND TENDER ITS STOCK TO HYDE PARK’S TRANSFER AGENT PRIOR TO THE VOTE AT THE SPECIAL MEETING. HYDE PARK STOCKHOLDERS MAY TENDER THEIR STOCK BY EITHER DELIVERING THEIR STOCK CERTIFICATES TO THE TRANSFER AGENT OR BY DELIVERING THEIR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH AND ANY STOCK CERTIFICATES WILL PROMPTLY BE RETURNED TO HYDE PARK STOCKHOLDERS. IF A HYDE PARK STOCKHOLDER HOLDS ITS SHARES IN STREET NAME, IT WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT ITS BANK OR BROKER TO WITHDRAW THE SHARES FROM ITS ACCOUNT IN ORDER TO EXERCISE ITS CONVERSION RIGHTS. SEE THE SECTION ENTITLED “THE HYDE PARK SPECIAL MEETING—CONVERSION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

Neither the Securities and Exchange Commission nor any state securities commission or agency has determined if this joint proxy statement/prospectus is truthful, adequate or complete or approved or disapproved of the merger or the securities issuable in connection with the merger. Any representation to the contrary is a criminal offense.

SEE “RISK FACTORS” BEGINNING ON PAGE 47 FOR A DISCUSSION OF VARIOUS FACTORS THAT HYDE PARK STOCKHOLDERS AND SANTA MARIA ENERGY UNITHOLDERS SHOULD CONSIDER IN CONNECTION WITH THE MERGER AND OTHER PROPOSALS.

The accompanying joint proxy statement/prospectus is dated                     , 2014 and is first being mailed to Hyde Park stockholders and Santa Maria Energy unitholders on or about                     , 2014.

HYDE PARK ACQUISITION CORP. II

500 Fifth Avenue, 50th Floor

New York, NY 10110

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2014

TO THE STOCKHOLDERS OF HYDE PARK ACQUISITION CORP. II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders, including any adjournments or postponements thereof, of Hyde Park Acquisition Corp. II, a Delaware corporation (“Hyde Park”), will be held at 10:00 a.m., eastern time, on                     , 2014 at the offices of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022:

•	to adopt and approve the Agreement and Plan of Merger, dated as of November 27, 2013 and as amended on December 16, 2013, among Hyde Park, Santa Maria Energy Corporation, a Delaware corporation, HPAC Merger Sub, Inc., a Delaware corporation (“HPAC Merger Sub”), SME Merger Sub, LLC, a Delaware limited liability company, and Santa Maria Energy Holdings, LLC, a Delaware limited liability company, and the transactions contemplated thereby, including the merger of HPAC Merger Sub with and into Hyde Park—we call this proposal the “merger proposal”; and

•	to adopt a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger proposal—we call this proposal the “Hyde Park adjournment proposal.”

The affirmative vote of a majority of the shares of Hyde Park’s common stock issued in Hyde Park’s initial public offering, which we sometimes refer to as “IPO shares,” represented in person or by proxy and entitled to vote at the meeting and a majority of the outstanding shares of Hyde Park common stock is required to adopt the merger proposal. The affirmative vote of the holders of a majority of Hyde Park’s common stock represented in person or by proxy and entitled to vote at the meeting is required to adopt the Hyde Park adjournment proposal, if presented.

Adoption by Hyde Park stockholders of the merger proposal is not conditioned upon adoption of the Hyde Park adjournment proposal.

Hyde Park stockholders of record at the close of business on                     , 2014 will be entitled to receive notice of, and to vote at, the Hyde Park special meeting and any and all adjournments thereof.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a stockholder of record of Hyde Park common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the merger proposal.

Hyde Park’s board of directors unanimously recommends that you vote “FOR” the adoption of each proposal listed above.

By Order of the Board of Directors,

Laurence S. Levy
Executive Chairman of the Board and
Chief Executive Officer

                    , 2014

SANTA MARIA ENERGY HOLDINGS, LLC

2811 Airpark Drive

Santa Maria, California 93455

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON                     , 2014

TO THE UNITHOLDERS OF SANTA MARIA ENERGY HOLDINGS, LLC:

NOTICE IS HEREBY GIVEN that a special meeting of unitholders of Santa Maria Energy Holdings, LLC, a Delaware limited liability company (“Santa Maria Energy”), will be held at          a.m., local time, on                     , 2014 at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas:

•	to adopt and approve the Agreement and Plan of Merger, dated as of November 27, 2013, and as amended on December 16, 2013, among Hyde Park Acquisition Corp. II, a Delaware corporation, Santa Maria Energy Corporation, a Delaware corporation (“Santa Maria Energy Corporation”), HPAC Merger Sub, Inc., a Delaware corporation, SME Merger Sub, LLC, a Delaware limited liability company (“SME Merger Sub”), and Santa Maria Energy and the transactions contemplated thereby, including the merger of SME Merger Sub with and into Santa Maria Energy—we call this proposal the “merger proposal”; and

•	to consider and cast an advisory (non-binding) vote on a proposal to approve certain compensation that may be paid or may become payable to Santa Maria Energy’s named executive officers in connection with the merger (which we refer to as “merger-related compensation”)—we call this proposal the “Santa Maria Energy merger-related compensation proposal”.

Adoption by Santa Maria Energy unitholders of the merger proposal is not conditioned upon adoption of any other proposal.

Santa Maria Energy unitholders of record at the close of business on                     , 2014 will be entitled to receive notice of, and to vote at, the Santa Maria Energy special meeting.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your units are represented at the special meeting. If you are a unitholder of record of Santa Maria Energy units, you may also cast your vote in person at the special meeting. If you do not vote, it will have the same effect as voting against the merger proposal.

Santa Maria Energy’s board of managers unanimously recommends that you vote “FOR” the adoption of each proposal listed above.

By Order of the Board of Managers,

Beth Marino
VP—Legal and Corporate Affairs and Secretary

                    , 2014

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Hyde Park and Santa Maria Energy from documents that are not included in or delivered with this document. You can obtain these documents, other than certain exhibits to these documents, by requesting them in writing or by telephone from Hyde Park or Santa Maria Energy at the following addresses:

Hyde Park Acquisition Corp. II 500 Fifth Avenue, 50th Floor New York, New York 10110 Attention: Laurence S. Levy, CEO (212) 644-3450 Email: HPAC@hphllc.com	Santa Maria Energy Holdings, LLC 2811 Airpark Drive Santa Maria, California 93455 Attention: David Pratt, President (805) 938-3320 Email: info@santamariaenergy.com

You will not be charged for any of these documents that you request. Hyde Park stockholders requesting documents should do so by                    , 2014, in order to receive them before the Hyde Park special meeting. Santa Maria Energy unitholders requesting documents should do so by                    , 2014, in order to receive them before the Santa Maria Energy special meeting.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The questions and answers below highlight only selected procedural information contained this joint proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully this entire joint proxy statement/prospectus and the additional documents referred to herein to fully understand the voting procedures for the meetings.

Q.	Why am I receiving this joint proxy statement/prospectus?	A.

Hyde Park Acquisition Corp. II, a Delaware corporation (“Hyde Park”), and Santa Maria Energy Holdings, LLC, a Delaware limited liability company (“Santa Maria Energy”), will hold special meetings of their stockholders and unitholders, respectively, to consider and vote upon proposals relating to a proposed merger between Hyde Park and Santa Maria Energy. Santa Maria Energy is an independent energy company focused on the exploration and development of oil and natural gas in the Monterey formation and the Diatomite reservoir within the Sisquoc formation in northern Santa Barbara County, California. This joint proxy statement/prospectus contains important information about the proposed transactions, which we refer to as the “merger,” and the other matters to be acted upon at the special meeting of each of Hyde Park stockholders and Santa Maria Energy unitholders. The vote of the Hyde Park stockholders and Santa Maria Energy unitholders, respectively, is important. You are encouraged to read this joint proxy statement/prospectus carefully and in its entirety and to vote as soon as possible after carefully reviewing this joint proxy statement/prospectus.

Hyde Park stockholders should note that, in light of Hyde Park’s mandatory May 1, 2014 liquidation date, the merger is likely to be the only opportunity for Hyde Park to complete its initial business combination. While Hyde Park’s public stockholders are entitled to participate in a pro rata distribution of the amounts held in Hyde Park’s trust account (which is expected to be $10.50 per IPO share), Hyde Park’s sponsors, including members of its board of directors, are not entitled to participate in such distribution with respect to their founder and sponsor shares (which had an aggregate value of approximately $26,946,188 as of February 14, 2014), and such shares will therefore likely become worthless if the merger is not completed. Hyde Park stockholders should take this conflict of interest into account, in addition to the other conflicts discussed under “Interests of Hyde Park Directors, Officers and Others in the Merger” when considering Hyde Park’s board of directors’ recommendation to vote in favor of the merger.

Q.	How will the proposed merger be completed?	A.	The transaction will be effected through multiple steps:

•

First, HPAC Merger Sub, Inc. (“HPAC Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Santa Maria Energy Corporation (“Santa Maria Energy Corporation”), will merge with and into Hyde Park with Hyde Park surviving as a wholly-owned subsidiary of Santa Maria Energy Corporation, and Hyde Park stockholders will receive

Santa Maria Energy Corporation common stock in exchange for their Hyde Park common stock (the “Hyde Park Merger”).

•	Second, SME Merger Sub, LLC (“SME Merger Sub”), a Delaware limited liability company and wholly-owned subsidiary of Santa Maria Energy Corporation, will merge with and into Santa Maria Energy, with Santa Maria Energy surviving as a wholly-owned subsidiary of Santa Maria Energy Corporation, and Santa Maria Energy common unitholders will receive Santa Maria Energy Corporation common stock and Santa Maria Energy preferred unitholders will receive Santa Maria Energy Corporation preferred stock in exchange for their Santa Maria Energy units (the “Santa Maria Merger”).

•	Last, Santa Maria Energy Corporation will contribute all of its interests in Santa Maria Energy to Hyde Park, resulting in Santa Maria Energy becoming a wholly-owned subsidiary of Hyde Park (the “SME Contribution”).

For more information, see the section entitled “Merger Agreement.”

Q.	Why are Hyde Park and Santa Maria Energy proposing the merger?	A.	Hyde Park was formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, equity purchase or similar business combination, one or more operating businesses.

Based upon its investigation of Santa Maria Energy and its consolidated subsidiaries, Hyde Park believes that the merger with Santa Maria Energy and entering the oil and natural gas exploration and development business provides an attractive investment opportunity for Hyde Park and its stockholders. In reaching its decision to approve the merger, Hyde Park’s board of directors considered a number of factors, which are described elsewhere in this joint proxy statement/prospectus. See the sections entitled “The Merger—Factors Considered by the Hyde Park Board of Directors in Approving the Merger” and “Additional Information About Santa Maria Energy.”

In accordance with its amended and restated certificate of incorporation, Hyde Park is required to submit the merger proposal to holders of its shares of common stock issued in Hyde Park’s initial public offering (“IPO shares”) for their approval. In addition, because the transaction involves a merger between Hyde Park and Hyde Park Merger Sub, the Delaware General Corporation Law (the “DGCL”) requires that the transaction be submitted to all of Hyde Park’s stockholders for their approval. Hyde Park’s shares of common stock other than IPO shares are shares that were issued either prior to Hyde Park’s initial public offering or concurrently with it in a private placement. We sometimes refer to the holders of our non-IPO shares as our sponsors. For the name and number of shares held by each of our sponsors, see “Certain Relationships and Related Transactions—Certain Hyde Park Transactions.”

In the course of reaching its decision to approve the agreement and plan of merger providing for the merger of Hyde Park and Santa Maria Energy (the “Merger Agreement”) and the related transactions, the board of managers of Santa Maria Energy considered a number of factors in its deliberations. For a more complete discussion of the factors that the Santa Maria Energy board of managers considered, see “The Merger—Factors Considered by the Santa Maria Energy Board of Managers in Approving the Merger.”

Q.	Will Hyde Park stockholders control Santa Maria Energy Corporation after the merger?	A.

No. Hyde Park stockholders will not own a controlling interest in Santa Maria Energy Corporation as a result of the merger, and instead will own approximately 38.8% of the outstanding common stock assuming no conversions of Hyde Park common stock and no Private Equity Financing (as defined on page 26). At a minimum, the Hyde Park stockholders will own approximately 19.5% of the outstanding Santa Maria Energy Corporation common stock assuming maximum conversion of Hyde Park common stock and maximum Private Equity Financing. The final prospectus with respect to Hyde Park’s initial public offering stated that “Hyde Park will not enter into a business combination unless either [Hyde Park] or [Hyde Park’s] public stockholders acquire at least a controlling interest in the target business” and cautioned investors of a “potential change in control if [Hyde Park] acquire[s] one or more target businesses for stock” or in a transaction involving the issuance of common stock. Although Santa Maria Energy will become a wholly-owned subsidiary of Hyde Park if the merger is consummated, Hyde Park stockholders will not acquire a controlling interest in Santa Maria Energy Corporation as a result of the merger. Hyde Park does not believe the disclosure contained in its IPO prospectus precluded Hyde Park from pursuing a non-control transaction, and Hyde Park decided to pursue the merger with Santa Maria Energy notwithstanding the lack of such a controlling interest based on the substantive benefits of the transaction perceived by Hyde Park’s board of directors, including the potential for value creation for Hyde Park’s stockholders provided by the transaction. See “The Merger—Factors Considered by the Hyde Park Board of Directors in Approving the Merger.”

Q.	What will Hyde Park stockholders receive in the merger?	A.

If the merger is completed, Hyde Park stockholders will receive one share of Santa Maria Energy Corporation common stock for each share of Hyde Park common stock that they own immediately prior to the effective time of the merger.

Please note that there are several risks associated with owning Santa Maria Energy Corporation shares and there are also several differences between owning Santa Maria Energy Corporation shares as compared to owning Hyde Park shares. See “Comparison of Securityholders’ Rights” for a discussion of the differences in rights of Santa Maria Energy Corporation stockholders and Hyde Park stockholders and “Risk Factors—Risks Related to Santa Maria Energy” for further discussion of the risks associated with owning Santa Maria Energy Corporation shares.

Q.	What will Santa Maria Energy unitholders receive in the merger?	A.

If the merger is completed, Santa Maria Energy common unitholders will receive 0.2857 shares of Santa Maria Energy Corporation common stock for each Santa Maria Energy common unit that they own immediately prior to the effective time of the merger. Kayne Anderson Energy Fund IV, L.P. and Kayne Anderson Energy Fund IV QP, L.P. (collectively the “Kayne Investors”), as the only holders of Santa Maria Energy redeemable preferred units (“preferred units”), will receive one share of Santa Maria Energy Corporation preferred stock for each Santa Maria Energy preferred unit that they own immediately prior to the effective time of the merger.

Please note that there are several risks associated with owning Santa Maria Energy Corporation shares and there are also several differences between owning Santa Maria Energy Corporation shares as compared to owning Santa Maria Energy units. See “Comparison of Securityholders’ Rights” for further discussion of the differences in rights of Santa Maria Energy Corporation stockholders and Santa Maria Energy unitholders and “Risk Factors—Risks Related to Hyde Park and the Merger” for further discussion of the risks associated with owning Santa Maria Energy Corporation shares.

Q.	What are the terms of the shares of Santa Maria Energy Corporation preferred stock that the Kayne Investors will receive in the merger?	A.

If the merger is completed, the Kayne Investors will receive one share of preferred stock for each Santa Maria Energy preferred unit that they own immediately prior to the effective time of the merger. The stated amount of these shares will be $50 million. These shares will be subject to a mandatory dividend of 8.0% per annum paid quarterly in cash or additional shares of preferred stock at the option of Santa Maria Energy Corporation. The shares must be redeemed upon (i) the fourth anniversary of the consummation of the merger or (ii) upon a change of control, whichever occurs first. Santa Maria Energy Corporation also has the option to redeem the preferred stock at any time following the consummation of the merger at 100% stated amount plus any accrued dividends, subject to certain limitations. While the preferred stock is outstanding, the Kayne Investors will have the right to appoint two members of the board of directors of Santa Maria Energy Corporation, and the Kayne Investors will have certain approval rights with respect to the business and management of Santa Maria Energy Corporation.

Please note that there are several risks associated with owning Santa Maria Energy Corporation shares and there are also several differences between owning Santa Maria Energy Corporation shares as compared to owning Santa Maria Energy units. See “Description of Santa Maria Energy Corporation’s Common Stock and Other Securities” for further discussion of the terms of the preferred stock in Santa Maria Energy Corporation and “Risk

Factors—The Kayne Investors will receive Santa Maria Energy Corporation preferred stock in the merger, and their interests may conflict with those of the common stockholders” for further discussion of the risks associated with owning Santa Maria Energy Corporation common and preferred stock.

Q.	What vote is required to adopt the merger proposal?	A.

For Hyde Park stockholders, adoption of the merger proposal requires the affirmative vote of the holders of a majority of the IPO shares represented in person or by proxy and entitled to vote at the meeting and the affirmative vote of holders of a majority of outstanding shares of Hyde Park common stock. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will have the same effect as a vote against the merger proposal.

For Santa Maria Energy unitholders, adoption of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding preferred units and at least 29% of the outstanding common units. As of the close of business on the record date, there were 50,000,000 common units and 50,000 preferred units outstanding and entitled to vote at the meeting. Each unit is entitled to one vote at the special meeting. Abstentions are deemed entitled to vote on the merger proposal. Therefore, they have the same effect as a vote against the merger proposal.

Q.	How will Hyde Park’s initial stockholders vote in connection with the merger proposal?	A.

As of                     , 2014, the record date for the special meeting, Hyde Park’s initial stockholders, which are sometimes referred to herein as the “sponsors,” held an aggregate of 2,568,750 shares of Hyde Park common stock, which are sometimes referred to herein as “sponsors’ shares,” representing approximately 25.5% of the outstanding shares of Hyde Park common stock. Pursuant to agreements with Hyde Park, the sponsors have agreed to vote all of the sponsors’ shares in favor of the merger proposal. See the section entitled “Additional Information About Hyde Park—Voting Restrictions in Connection with Stockholder Meeting.”

Q.	How will the Kayne Investors vote in connection with the merger proposal?	A.

The Kayne Investors, who hold all of the outstanding Santa Maria Energy preferred units and approximately 30% of the outstanding Santa Maria Energy common units, have agreed to vote all of their units in favor of the merger proposal. Accordingly, the Kayne Investors possess enough votes to approve the merger proposal, even if no other unitholder votes in favor of the merger proposal. Please read “Risk Factors—Risks Related to Santa Maria Energy—The Kayne Investors beneficially own enough preferred units and common units to ensure approval of the merger proposal, and their interests in the merger and Santa Maria Energy’s business may be different from those of Santa Maria Energy’s other unitholders.”

Q.	Do Hyde Park stockholders have conversion rights?	A.

Yes. Pursuant to Hyde Park’s amended and restated certificate of incorporation, a holder of IPO shares may vote for or against the merger proposal and demand that Hyde Park convert such shares into cash if the merger is consummated in accordance with the procedures described in this joint proxy statement/prospectus.

Hyde Park anticipates that the amount of cash held in the trust account upon the consummation of the merger will be $10.50 per IPO share.

We sometimes refer herein to the right of Hyde Park stockholders to vote either for or against the merger and demand conversion of Hyde Park shares into their pro rata portion of the trust account as “conversion rights.” See “The Hyde Park Special Meeting—Conversion Rights.”

Q.	How do Hyde Park stockholders exercise conversion rights?	A.

A holder of Hyde Park IPO shares that wishes to exercise its conversion rights must (i) affirmatively vote either for or against the merger proposal, (ii) demand that Hyde Park convert its Hyde Park shares into cash no later than the close of the vote on the merger proposal, and (iii) deliver its stock to Hyde Park’s transfer agent physically or electronically using The Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System prior to the vote at the special meeting.

A holder of IPO shares may demand conversion rights either by checking the box on the proxy card or by submitting its request in writing to Hyde Park’s chief executive officer at the address listed at the end of this section. If a holder of Hyde Park common stock (i) initially does not vote with respect to the merger proposal but then wishes to vote for or against it, or (ii) wishes to exercise its conversion rights but initially does not check the box on the proxy card providing for the exercise of its conversion rights and does not send a written request to Hyde Park to exercise its conversion rights, it may request Hyde Park to send it another proxy card on which it may indicate its intended vote or its intention to exercise its conversion rights. A Hyde Park stockholder may make such request by contacting Hyde Park at the phone number or address listed at the end of this section.

Any request for conversion, once made by a holder of IPO shares, may be withdrawn at any time up to the time the vote is taken with respect to the merger proposal at the special meeting. If a Hyde Park stockholder delivers its shares for conversion to Hyde Park’s transfer agent and later decides prior to the special meeting not to elect conversion, it may request that Hyde Park’s transfer agent return the shares (physically or electronically). A Hyde Park stockholder may make such request by contacting Hyde Park’s transfer agent at the phone number or address listed at the end of this section.

Any corrected or changed proxy card or written demand of conversion rights must be received by Hyde Park’s chief executive officer prior to the vote taken on the merger proposal at the special meeting. No demand for conversion will be honored unless the holder’s common stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the meeting.

If a holder of IPO shares votes for or against the merger proposal, demand is properly made and the stock is delivered as described above, then, if the merger is consummated, Hyde Park will convert these shares into a pro rata portion of funds deposited in the trust account (which is expected to be $10.50 per IPO share). If a Hyde Park stockholder exercises its conversion rights, then it will be exchanging its shares of Hyde Park common stock for cash and will no longer own such shares following the merger. See the section entitled “The Hyde Park Special Meeting—Conversion Rights.”

Q.	Is there a limit on the number of shares of Hyde Park common stock that may be converted?	A.

Yes. A holder of IPO shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) will be restricted from seeking conversion rights with respect to 20% or more of the aggregate IPO shares without Hyde Park’s prior written consent. Accordingly, all IPO shares in excess of 20% beneficially owned by a stockholder and its affiliates or any other person with whom such stockholder is acting in concert or as a group will not be converted into cash without Hyde Park’s consent. See the section entitled “The Hyde Park Special Meeting—Conversion Rights.”

In order to determine whether a stockholder is acting in concert or as a group with another stockholder, Hyde Park will require each public stockholder seeking to exercise conversion rights to certify to Hyde Park whether such stockholder is acting in concert or as a group with any other stockholder.

Q.	Do I have appraisal rights if I object to the proposed merger?	A.

If the Santa Maria Energy Corporation common stock issued in the merger is listed on the NASDAQ (subject only to official notice of issuance), then Hyde Park stockholders do not have appraisal rights in connection with the merger under the DGCL. However, if the Santa Maria Energy Corporation common stock is not approved for listing on the NASDAQ, Hyde Park stockholders who do not vote in favor of the merger proposal and who otherwise comply with the applicable statutory procedures will have appraisal rights. Santa Maria Energy unitholders do not have appraisal rights in connection with the merger under the Delaware Limited Liability Company Act (“DLLCA”). See the sections entitled “The Hyde Park Special Meeting—Appraisal Rights” and “The Santa Maria Energy Special Meeting—Appraisal Rights.”

Q.	What happens to the funds deposited in Hyde Park’s trust account after consummation of the merger?	A.

Upon consummation of the merger, the funds in the trust account will be released to Hyde Park and used by Hyde Park to pay holders of the IPO shares who exercise conversion rights, to pay expenses incurred in connection with the merger and for Santa Maria Energy Corporation’s working capital and general corporate purposes. Upon consummation of the merger, and following distribution of the funds in the trust account, the trust account will cease to exist.

Q.	What happens if a substantial number of Hyde Park public stockholders vote in favor of the merger proposal and exercise their conversion rights?	A.

Unlike some blank check companies which require public stockholders to vote against a business combination in order to exercise their conversion rights, Hyde Park’s public stockholders may vote in favor of or against the merger and still exercise conversion rights. Accordingly, the merger may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of conversion by Hyde Park public stockholders. With fewer IPO shares and public stockholders, the trading market for Santa Maria Energy Corporation common stock may be less liquid, and Santa Maria Energy Corporation may not be able to meet the listing standards for NASDAQ or another national securities exchange.

Under the Merger Agreement, however, it is a condition to the consummation of the merger that after giving effect to the exercise of conversion rights by Hyde Park stockholders, Hyde Park shall have at least $40 million of cash in its trust account. The merger will not be consummated if Hyde Park has less than $40 million of cash in its trust account after exercise of conversion rights by Hyde Park stockholders. In that case, Hyde Park must redeem 100% of the outstanding IPO shares, at a per-share price, payable in cash, equal to an amount described below. The amounts necessary to fund the conversions of the Hyde Park common shares will be paid solely from the Hyde Park trust account.

Regardless of the amount in the Hyde Park trust account upon the consummation of the merger, Santa Maria Energy Corporation will need to seek additional financing to fund drilling requirements. If there is less money available in the trust account due to a substantial number of conversions, the amount to be raised through its Private Equity Financing will increase. However, so long as there is a minimum of $40 million in cash in the trust account at closing and the other closing conditions are met, the merger will be consummated regardless of whether the Private Equity Financing effort is successful. In no event will the proceeds from any Private Equity Financing be used to fund conversions of the Hyde Park common shares.

Q.	What happens if the merger is not consummated?	A.

Hyde Park must redeem 100% of the outstanding IPO shares, at a per-share price, payable in cash, equal to an amount described below, if it does not consummate the merger with Santa Maria Energy or complete another business combination by May 1, 2014. If the merger or another proposed business combination that Hyde Park presents to its stockholders for approval ultimately is not completed by that deadline, the holders of the IPO shares will be entitled to receive a pro rata share of the trust account (which is expected to be $10.50 per IPO share) and any additional pro rata interest earned on the funds held in the trust account and not released to Hyde Park for its working capital requirements or to pay taxes. See the section entitled “Additional

Information About Hyde Park—Liquidation if No Merger” for additional information.

Q.	When do you expect the merger to be completed?	A.	The Merger Agreement requires the closing to occur no later than May 1, 2014. We expect that the closing will take place on or prior to such date. See the section entitled “Merger Agreement.”

Q.	What are the material U.S. federal income tax consequences of the Hyde Park Merger on U.S. holders of Hyde Park common stock that receive Santa Maria Energy common stock?	A.

The merger will qualify as part of an exchange under Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a result of and subject to the assumptions and qualification set forth in “Material United States Federal Income Tax Consequences of the Merger,” for U.S. federal income tax purposes, (i) no gain or loss generally will be recognized by a U.S. holder of Hyde Park common stock that receives shares of Santa Maria Energy Corporation common stock pursuant to the Hyde Park Merger, (ii) the tax basis of the Santa Maria Energy Corporation common stock received by a U.S. holder of Hyde Park common stock in the Hyde Park Merger should be the same as the adjusted tax basis of the Hyde Park common stock surrendered in exchange therefor, and (iii) the holding period of the Santa Maria Energy Corporation common stock received in the Hyde Park Merger by a U.S. holder of Hyde Park common stock will include the period during which such Hyde Park common stock was held. Tax matters are very complicated, and the tax consequences of the Hyde Park Merger to a particular holder will depend on such holder’s circumstances. Accordingly, you are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see “Material United States Federal Income Tax Consequences of the Merger.”

Q.	What are the material U.S. federal income tax consequences of the Santa Maria Energy Merger on U.S. holders of Santa Maria Energy common units that receive Santa Maria Energy Corporation common stock ?	A.

The merger will qualify as part of an exchange of property for stock constituting control of a corporation pursuant to Section 351(a) of the Code. As a result of and subject to the assumptions and qualification set forth in “Material United States Federal Income Tax Consequences of the Merger,” for U.S. federal income tax purposes, (i) no gain or loss generally will be recognized by a U.S. holder of Santa Maria Energy common units that receives shares of Santa Maria Energy Corporation common stock pursuant to the Santa Maria Merger, (ii) the tax basis of the Santa Maria Energy Corporation common stock received by a U.S. holder of Santa Maria Energy common units in the Santa Maria Merger should be the same as the adjusted tax basis of the Santa Maria Energy common units surrendered in exchange therefor, and (iii) the holding period of the Santa Maria Energy Corporation common stock received in the Santa Maria Merger by a U.S. holder of Santa Maria Energy common units will include the period during which such Santa Maria Energy common units were held. Tax matters are very complicated, and the tax consequences of the Santa Maria Energy Merger to a particular holder will depend on such holder’s circumstances. Accordingly, you are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see “Material United States Federal Income Tax Consequences of the Merger.”

Q.	What constitutes a quorum?	A.

Hyde Park’s bylaws provide that that the presence, in person or by proxy, of the holders of a majority of all the outstanding capital stock entitled to vote at the meeting constitutes a quorum at all meetings of the Hyde Park stockholders. See the section entitled “The Hyde Park Special Meeting—Quorum.”

Santa Maria Energy’s limited liability company agreement provides that the presence, in person or by proxy, of the holders of a majority of the preferred units and at least 29% of the outstanding common units constitutes a quorum at the Santa Maria Energy special meeting. See the section entitled “The Santa Maria Energy Special Meeting—Quorum.”

Q.	Where and when is the special meeting of the Hyde Park stockholders?	A.	The Hyde Park special meeting will be held at the offices of Katten Muchin Rosenman LLP, located at 575 Madison Avenue, New York, New York, on , 2014, commencing at , local time.

Q.	When and where is the special meeting of the Santa Maria Energy unitholders?	A.	The Santa Maria Energy special meeting will be held at the offices of Latham & Watkins LLP, located at 811 Main Street, Suite 3700, Houston, Texas, on , 2014, commencing at , local time.

Q.	What is the other proposal being voted on by Hyde Park stockholders besides the merger proposal?	A.

Hyde Park stockholders will also be asked to adopt a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are not sufficient votes at the time of the Hyde Park special meeting to adopt the merger proposal, which is referred to herein as the “Hyde Park adjournment proposal.” See the section entitled “Hyde Park Proposals—The Hyde Park Adjournment Proposal.”

Adoption by Hyde Park stockholders of the merger proposal is not conditioned upon adoption of the Hyde Park adjournment proposal.

Q.	Why is Hyde Park proposing the Hyde Park adjournment proposal?	A.

Hyde Park is proposing the Hyde Park adjournment proposal to allow Hyde Park’s board of directors to adjourn the special meeting at which the merger proposal will be voted on to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal. See the section entitled “Hyde Park Proposals—The Hyde Park Adjournment Proposal.”

Q.	What vote is required to adopt the Hyde Park adjournment proposal?	A.

Adoption of the Hyde Park adjournment proposal requires the affirmative vote of the holders of a majority of Hyde Park common stock represented in person or by proxy and entitled to vote at the meeting. Adoption of the Hyde Park adjournment proposal is not conditioned upon the adoption of the merger proposal. See the section entitled “Hyde Park Proposals—The Hyde Park Adjournment Proposal.”

Q.	What is the other proposal being voted on by Santa Maria Energy unitholders besides the merger proposal?	A.

In addition to the merger proposal, Santa Maria Energy unitholders will also be asked to consider and cast an advisory (non-binding) vote on a proposal to approve certain compensation that may be paid or may become payable to Santa Maria Energy’s named executive officers in connection with the merger, which is referred to herein as the “Santa Maria Energy merger-related compensation proposal.” See the section entitled “Santa Maria Energy Proposals—The Santa Maria Energy Merger-Related Compensation Proposal.”

Q.	Why are the Santa Maria Energy unitholders being asked to consider and cast an advisory (non-binding) vote on the compensation that may be paid or become payable to Santa Maria Energy’s named executive officers in connection with the merger?	A.

In July 2010, the Securities and Exchange Commission (the “SEC”) adopted rules that require Santa Maria Energy to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to Santa Maria Energy’s named executive officers that is based on or otherwise relates to the merger. See the section entitled “Santa Maria Energy Proposals—The Santa Maria Energy Merger-Related Compensation Proposal.”

Q.	What vote is required to adopt the Santa Maria Energy merger-related compensation proposal?	A.

Adoption of the Santa Maria Energy merger-related compensation proposal requires the affirmative vote of the holders of a majority of outstanding preferred units and at least 29% of the outstanding common units represented in person or by proxy and entitled to vote at the meeting. As of the close of business on the record date, there were 50,000,000 common units and 50,000 preferred units outstanding and entitled to vote at the meeting. Each unit is entitled to one vote at the special meeting. Adoption of the Santa Maria Energy merger-related compensation proposal is not conditioned upon the adoption of any other proposal. See the section entitled “Santa Maria Energy Proposals—The Santa Maria Energy Merger-Related Compensation Proposal.”

The Kayne Investors, who hold all of the outstanding Santa Maria Energy preferred units and approximately 30% of the outstanding Santa Maria Energy common units, have agreed to vote all of their units in favor of the Santa Maria Energy merger-related compensation proposal. Accordingly, the Kayne Investors possess enough votes to approve the Santa Maria Energy merger-related compensation proposal, even if no other unitholder votes in favor of the Santa Maria Energy merger-related compensation proposal.

Q.	What do I need to do now?	A.

Hyde Park and Santa Maria Energy urge you to read carefully and consider the information contained in this joint proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a stockholder of Hyde Park or a unitholder of Santa Maria Energy. Stockholders and unitholders should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy card.

Q.	How do I vote?	A.

If you are a holder of record of Hyde Park common stock, you may vote in person at the special meeting or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker, bank or nominee. See the section entitled “The Hyde Park Special Meeting.”

If you are a holder of record of Santa Maria Energy units, you may vote in person at the special meeting or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. See the section entitled “The Santa Maria Energy Special Meeting.”

Q.	If my Hyde Park shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?	A.

No. Your broker, bank or nominee cannot vote your Hyde Park shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. See the sections entitled “The Hyde Park Special Meeting—Abstentions and Broker Non-Votes.”

Q.	If I am not going to attend the special meeting in person, should I return my proxy card instead?	A.

Yes. After carefully reading and considering the information contained in this joint proxy statement/prospectus, please fill out and sign your proxy card. Then, please return the enclosed proxy card in the return envelope as soon as possible, so that your Hyde Park shares and/or Santa Maria Energy units may be represented at the corresponding special meeting. See the sections entitled “The Hyde Park Special Meeting—Voting Your Shares” and “The Santa Maria Energy Special Meeting—Voting Your Units.”

Q.	May I change my vote after I have mailed my signed proxy card?	A.

Yes. Send a later-dated, signed proxy card to Hyde Park’s chief executive officer or Santa Maria Energy’s president, respectively, at the address of the corporate headquarters so that it is received by Hyde Park’s chief executive officer or Santa Maria Energy’s president, respectively, prior to the vote at the special meeting or attend the special meeting in person and vote. Hyde Park stockholders and Santa Maria Energy unitholders also may revoke their proxy by sending a notice of revocation to Hyde Park’s chief executive officer or Santa Maria Energy’s president, as applicable, which must be received by the respective officer prior to the vote at the respective special meeting. See the contact information at the end of this section. See the sections entitled “The Hyde Park Special Meeting—Revoking Your Proxy” and “The Santa Maria Energy Special Meeting—Revoking Your Proxy.”

Q.	What will happen if I abstain from voting or fail to vote?	A.

An abstention or failure to vote (including a failure to instruct your broker how to vote if you are a Hyde Park stockholder) will have the same effect as a vote against the merger proposal. An abstention or failure to vote will not result in the conversion of your shares if you are a Hyde Park stockholder. To exercise your conversion rights as a Hyde Park stockholder, you must vote either for or against the merger proposal and at the same time affirmatively elect to convert your shares by checking the appropriate box, or directing your broker to check the appropriate box, on the proxy card and ensure that the proxy card is delivered prior to the Hyde Park special meeting. See the sections entitled “The Hyde Park Special Meeting—Abstentions and Broker Non-Votes” and “The Santa Maria Energy Special Meeting—Abstentions.”

Q.	What should I do with my stock certificates?	A.

Hyde Park stockholders who do not elect to have their shares converted into the pro rata share of the trust account should continue to hold their stock certificates until after the merger. After the merger is completed, Hyde Park stockholders holding Hyde Park stock certificates will receive from Santa Maria Energy Corporation’s exchange agent a letter of transmittal and instructions on how to obtain the Santa Maria Energy Corporation common stock to which such holder is entitled under the Merger Agreement.

Each holder of record of one or more book-entry shares of Hyde Park common stock whose shares will be converted into the right to receive one share of Santa Maria Energy Corporation common stock will automatically, upon the effective time of the Hyde Park Merger, be entitled to receive, and Santa Maria Energy Corporation will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the Santa Maria Energy Corporation common stock to which such holder is entitled under the Merger Agreement. See the section entitled “Merger Agreement.” Holders of book-entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the Hyde Park Merger Consideration. See the section entitled “The Hyde Park Special Meeting—Conversion Rights.”

Q.	What should I do if I am a securityholder of both Hyde Park and Santa Maria Energy?	A.

You will receive separate proxy cards for each company and should complete, sign and date each proxy card and return each proxy card in the appropriate pre-addressed postage-paid envelope or, if available, by submitting a proxy by one of the other methods specified in your proxy card or voting instruction card for each company in order to ensure that your shares and/or units are voted.

Q.	What should I do if I receive more than one set of voting materials?	A.

You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold securities. If you are a holder of record and your shares or units are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your securities.

Q.	Who will pay for this proxy solicitation?	A

Hyde Park and Santa Maria will bear all expenses incurred in connection with the solicitation of proxies from their respective stockholders or unitholders. Hyde Park will, upon request, reimburse brokerage firms and other nominee holders for their reasonable expenses incurred in forwarding the proxy solicitation materials to the beneficial owners of Hyde Park shares. Hyde Park’s officers and directors may solicit proxies from Hyde Park stockholders by mail, personal contact, letter, telephone, telegram, facsimile or other electronic means. They will not receive any additional compensation for those activities, but they may be reimbursed for their out-of-pocket expenses. In addition, Hyde Park has hired                      to solicit proxies on its behalf. The cost of soliciting proxies on Hyde Park’s behalf will be approximately $                     plus costs and expenses. See the section entitled “The Hyde Park Special Meeting—Solicitation Costs.”

Q.	Who can help answer my questions?	A.	If you are a Hyde Park stockholder and have questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card you should contact:

You may also obtain additional information about Hyde Park from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of IPO shares and you intend to seek conversion of your shares, you will need to deliver your stock (either physically or electronically) to Hyde Park’s transfer agent at the address below prior to the vote at the special meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Frank DiPaolo
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
fdipaolo@contintentalstock.com

If you are a Santa Maria Energy unitholder and have questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card you should contact:

Beth Marino
VP—Legal and Corporate Affairs and Secretary
Santa Maria Energy Holdings, LLC
2811 Airpark Drive
Santa Maria, California 93455
Tel: (805) 938-3320

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and related proposals you should read this entire joint proxy statement/prospectus carefully, including “Risk Factors” and the annexes. See also the section entitled “Where You Can Find Additional Information.”

Parties to the Transaction

Hyde Park

Hyde Park was incorporated under the laws of the State of Delaware on February 24, 2011, as a blank check company, for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. On August 7, 2012, Hyde Park completed its initial public offering along with a private placement of its common stock. Since its incorporation, Hyde Park has not acquired an operating business.

After deducting the underwriting discounts and commissions and the public offering expenses, the total net proceeds to Hyde Park from the public offering were $72,768,238. Of these net proceeds, $71,812,500, together with $6,937,500 raised from the private sale of common stock to Hyde Park’s sponsors, for a total of $78,750,000, were deposited in a trust account at Morgan Stanley Smith Barney, with Continental Stock Transfer & Trust Company acting as trustee, which we refer to herein as the “trust account,” and the remaining proceeds of $955,738 became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

The funds held in the trust account will be released to Hyde Park upon the consummation of the merger and will be used to pay the holders of the IPO shares who exercise conversion rights and to pay expenses incurred in connection with the merger and will otherwise be available for Santa Maria Energy Corporation’s general corporate purposes.

If Hyde Park does not complete the merger or another business combination by May 1, 2014, it will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public stock and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. Hyde Park stockholders should note that, in light of Hyde Park’s mandatory May 1, 2014 liquidation date, the merger is likely to be the only opportunity for Hyde Park to complete its initial business combination. While Hyde Park’s public stockholders are entitled to participate in a pro rata distribution of the amounts held in Hyde Park’s trust account (which is expected to be $10.50 per IPO share), Hyde Park’s sponsors, including members of its board of directors, are not entitled to participate in such distribution with respect to their founder and sponsor shares (which had an aggregate value of approximately $26,946,188 as of February 14, 2014), and such shares will therefore likely become worthless if the merger is not completed. Hyde Park stockholders should take this conflict of interest into account, in addition to the other conflicts discussed under “Interests of Hyde Park Directors, Officers and Others in the Merger” when considering Hyde Park’s board of directors’ recommendation to vote in favor of the merger.

Hyde Park’s common stock is traded on NASDAQ under the ticker symbol “HPAC.” The mailing address of the principal executive office of Hyde Park is 500 Fifth Avenue, 50th Floor, New York, New York 10110, and its telephone number is (212) 644-3450.

Santa Maria Energy

Santa Maria Energy is an independent energy company focused on the exploration and development of oil and natural gas in the Monterey formation and the Diatomite reservoir within the Sisquoc formation in northern Santa Barbara County, California.

As of December 31, 2013, Santa Maria Energy’s estimated proved, probable and possible reserves were 15.7 MMBoe, 12.3 MMBoe and 20.0 MMBoe, respectively. Of its 15.7 MMBoe of proved reserves, 13.2% were proved developed and 99.9% were oil. Santa Maria Energy’s principal executive offices are located at 2811 Airpark Drive, Santa Maria, California 93455, and its telephone number is (805) 938-3320.

Santa Maria Energy Corporation

Santa Maria Energy Corporation is a Delaware corporation that was organized on November 27, 2013 solely for the purpose of effecting the merger. Pursuant to the Merger Agreement, HPAC Merger Sub will be merged with and into Hyde Park, and SME Merger Sub will be merged with and into Santa Maria Energy. Santa Maria Energy will then be contributed to Hyde Park. As a result, Hyde Park will become a wholly-owned subsidiary of Santa Maria Energy Corporation and Santa Maria Energy will become a wholly-owned subsidiary of Hyde Park. As a result of the transactions contemplated by the Merger Agreement, Santa Maria Energy Corporation will become a publicly traded corporation, and former Hyde Park stockholders and Santa Maria Energy unitholders will own stock in Santa Maria Energy Corporation. Santa Maria Energy Corporation has not carried on any activities other than in connection with the merger. Santa Maria Energy Corporation’s principal executive offices are located at 2811 Airpark Drive, Santa Maria, California 93455, and its telephone number is (805) 938-3320.

HPAC Merger Sub

HPAC Merger Sub is a direct wholly-owned subsidiary of Santa Maria Energy Corporation that was formed solely in contemplation of the merger. It has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the Merger Agreement. HPAC Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the Merger Agreement. Its principal executive offices are located at 500 Fifth Avenue, 50th Floor, New York, NY 10110, and its telephone number is (212) 644-3450.

SME Merger Sub

SME Merger Sub is a direct wholly-owned subsidiary of Santa Maria Energy Corporation that was formed solely in contemplation of the merger. It has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the Merger Agreement. SME Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the Merger Agreement. Its principal executive offices are located at 2811 Airpark Drive, Santa Maria, California 93455, and its telephone number is (805) 938-3320.

The Proposed Merger

Hyde Park and Santa Maria Energy have entered into a Merger Agreement providing for the combination of Hyde Park and Santa Maria Energy under Santa Maria Energy Corporation, a new holding company. First, in the Hyde Park Merger, HPAC Merger Sub will merge with and into Hyde Park with Hyde Park as the surviving entity, and Hyde Park stockholders will receive Santa Maria Energy Corporation common stock in exchange for their Hyde Park stock. Concurrent with the Hyde Park Merger, SME Merger Sub will merge with and into Santa Maria Energy, with Santa Maria Energy as the surviving entity, and Santa Maria Energy unitholders will receive Santa Maria Energy Corporation stock in exchange for their Santa Maria Energy units. Santa Maria Energy will then be contributed to Hyde Park so that Santa Maria Energy will be a wholly-owned subsidiary of Hyde Park. Santa Maria Energy Corporation intends to apply to list its common stock, effective following the merger, on the NASDAQ under the symbol “SMEC.”

Merger Consideration

Merger consideration received by Hyde Park stockholders

As a result of the Hyde Park Merger, each outstanding share of Hyde Park common stock will be exchanged for one share of Santa Maria Energy Corporation common stock (the “Hyde Park Merger Consideration”). A description of the Santa Maria Energy Corporation common stock to be issued in connection with the Hyde Park Merger is set forth in the section entitled “Description of Santa Maria Energy Corporation’s Common Stock and Other Securities.”

As a result of the merger and assuming no conversion of Hyde Park common stock, Hyde Park stockholders will own 10,068,750 shares of Santa Maria Energy Corporation common stock, or approximately 38.8% of its outstanding common stock immediately following the merger and prior to the consummation of the proposed private equity financing. See “The Merger—Merger Consideration” and “Summary—Private Equity Financing by Santa Maria Energy Corporation.”

Hyde Park stockholders should note that the final prospectus with respect to Hyde Park’s initial public offering stated that “Hyde Park will not enter into a business combination unless either [Hyde Park] or [Hyde Park’s] public stockholders acquire at least a controlling interest in the target business” and cautioned investors of a “potential change in control if [Hyde Park] acquire[s] one or more target businesses for stock” or in a transaction involving the issuance of common stock. Although Santa Maria Energy will become a wholly-owned subsidiary of Hyde Park if the merger is consummated, Hyde Park stockholders will not acquire a controlling interest in Santa Maria Energy Corporation as a result of the merger, and instead will own approximately 38.8% of the outstanding common stock assuming no conversions of Hyde Park common stock and no Private Equity Financing. At a minimum, the Hyde Park stockholders will own approximately 19.5% of the outstanding Santa Maria Energy Corporation common stock assuming maximum conversion of Hyde Park common stock and maximum Private Equity Financing.

Merger consideration received by Santa Maria Energy unitholders

As a result of the Santa Maria Energy Merger, each outstanding Santa Maria Energy common unit will be exchanged for 0.2857 shares of Santa Maria Energy Corporation common stock (the “Santa Maria Energy

Common Merger Consideration”). In addition, each outstanding Santa Maria Energy preferred unit will be exchanged for one share of Santa Maria Energy Corporation preferred stock (the “Santa Maria Energy Preferred Merger Consideration” and, together with the Santa Maria Energy Common Merger Consideration, the “Santa Maria Energy Merger Consideration”). The common units that will be exchanged for the Santa Maria Energy Common Merger Consideration will include the 50,000,000 common units currently outstanding and up to an additional 6,099,212 common units that will be issued to the Kayne Investors immediately prior to the Santa Maria Energy Merger in satisfaction of accrued but unpaid dividends on the preferred units and a fee payable for a guarantee (the “Kayne Guaranty”) provided by the Kayne Investors in support of Santa Maria Energy’s senior credit facility. A description of the Santa Maria Energy Corporation common stock to be issued in connection with the merger is set forth in the section entitled “Description of Santa Maria Energy Corporation’s Common Stock and Other Securities.”

Recommendation to Hyde Park Stockholders

Hyde Park’s board of directors has determined that the merger proposal is fair to and in the best interests of Hyde Park stockholders. Hyde Park’s board of directors has also determined that the Hyde Park adjournment proposal is in the best interests of Hyde Park’s stockholders. Hyde Park’s board of directors unanimously recommends that Hyde Park’s stockholders vote “FOR” the merger proposal and “FOR” the Hyde Park adjournment proposal, if presented.

Hyde Park stockholders should note that, in light of Hyde Park’s mandatory May 1, 2014 liquidation date, the merger is likely to be the only opportunity for Hyde Park to complete its initial business combination. While Hyde Park’s public stockholders are entitled to participate in a pro rata distribution of the amounts held in Hyde Park’s trust account (which is expected to be $10.50 per IPO share), Hyde Park’s sponsors, including members of its board of directors, are not entitled to participate in such distribution with respect to their founder and sponsor shares (which had an aggregate market value of approximately $26,946,188 as of February 14, 2014), and such shares will therefore likely become worthless if the merger is not completed. Hyde Park stockholders should take this conflict of interest into account, in addition to the other conflicts discussed under “Interests of Hyde Park Directors, Officers and Others in the Merger,” when considering Hyde Park’s board of directors’ recommendation to vote in favor of the merger.

Recommendation to Santa Maria Energy Unitholders

Santa Maria Energy’s board of managers has determined that the merger proposal is fair to and in the best interests of Santa Maria Energy unitholders. Santa Maria Energy’s board of managers has also determined that approval of the Santa Maria Energy merger-related compensation proposal is in the best interests of Santa Maria Energy’s unitholders. Santa Maria Energy’s board of managers unanimously recommends that Santa Maria Energy unitholders vote “FOR” the merger proposal and “FOR” the Santa Maria Energy merger-related compensation proposal.

Officers and Directors of Santa Maria Energy Corporation

Upon consummation of the merger, the current officers of Santa Maria Energy are expected to assume or continue their same positions at Santa Maria Energy Corporation, and four of the current members of the Santa Maria Energy board of managers will serve on Santa Maria Energy Corporation’s board of directors (including two individuals designated by the Kayne Investors). In addition, three individuals (including Laurence S. Levy and Edward Levy) designated by Hyde Park will serve on Santa Maria Energy Corporation’s board of directors.

Hyde Park Special Meeting

Date, Time and Place of Special Meeting of Hyde Park’s Stockholders

The special meeting of the stockholders of Hyde Park will be held at 10:00 a.m., eastern time, on                     , 2014 at the offices of Katten Muchin Rosenman LLP, located at 575 Madison Avenue, New York,

New York, to consider and vote on the adoption of the merger proposal. The Hyde Park adjournment proposal may be presented, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Hyde Park is not authorized to consummate the merger.

Voting Power; Record Date

Hyde Park stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares of Hyde Park common stock at the close of business on                     , 2014, which is the record date for the special meeting. Stockholders will have one vote for each share of Hyde Park common stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 10,068,750 shares of Hyde Park common stock outstanding, of which 7,500,000 were IPO shares and 2,568,750 were shares held by the Hyde Park sponsors.

Quorum and Vote of Hyde Park Stockholders

A quorum of Hyde Park stockholders is necessary to hold a valid meeting. A quorum will be present at the Hyde Park special meeting if a majority of the outstanding shares of common stock entitled to vote at the meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The Hyde Park sponsors hold approximately 25.5% of the outstanding shares of Hyde Park common stock. Such shares, as well as any IPO shares acquired by the Hyde Park sponsors, will be voted in favor of the merger proposal and the Hyde Park adjournment proposal. As of the date of this joint proxy statement/prospectus, the Hyde Park sponsors have not purchased any shares since its initial public offering. The proposals presented at the special meeting will require the following votes:

•	The approval of the merger proposal will require the affirmative vote of the holders of a majority of the IPO shares represented in person or by proxy and entitled to vote thereon at the meeting and the affirmative vote of holders of a majority of outstanding shares of Hyde Park common stock represented in person or by proxy and entitled to vote thereon at the meeting.

•	The approval of the Hyde Park adjournment proposal, if presented, will require the affirmative vote of the holders of a majority of shares of Hyde Park common stock represented in person or by proxy and entitled to vote thereon at the meeting.

Abstentions are considered present for purposes of establishing a quorum, but will have the same effect as a vote “against” the merger proposal and the Hyde Park adjournment proposal, if presented. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the same effect as votes “against” the merger proposal, but will have no effect on the Hyde Park adjournment proposal, if presented. Please note that holders of the IPO shares cannot seek conversion of their shares unless they vote for or against the merger proposal.

Adoption by Hyde Park stockholders of the merger proposal is not conditioned upon adoption of any other proposal.

Conversion Rights

Pursuant to Hyde Park’s amended and restated certificate of incorporation, a holder of IPO shares may demand that Hyde Park convert such shares into cash if the merger is consummated. Holders of IPO shares will be entitled to receive cash for these shares only if they (i) affirmatively vote either for or against the merger proposal, (ii) demand that Hyde Park convert their shares into cash no later than the close of the vote on the merger proposal, and (iii) deliver their stock to Hyde Park’s transfer agent prior to the vote at the meeting. If the merger is not completed, these shares will not be converted into cash. If a holder of IPO shares properly demands conversion and votes in favor of or against the merger proposal, Hyde Park will convert each IPO share into a full pro rata portion of the trust account, calculated as of two business days prior to the anticipated closing date of the merger. This amount is expected to be $10.50 per IPO share. If a holder of IPO shares exercises its conversion rights, then it will be exchanging its shares of Hyde Park common stock for cash and will no longer own the shares. See “The Hyde Park Special Meeting—Conversion Rights” for a detailed description of the procedures to be followed if you wish to convert your shares of Hyde Park common stock into cash.

Notwithstanding the foregoing, a holder of IPO shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 20% or more of the aggregate IPO shares without Hyde Park’s prior written consent. Accordingly, all IPO shares in excess of 20% beneficially owned by a stockholder and its affiliates or any other person with whom such stockholder is acting in concert or as a group will not be converted to cash without Hyde Park’s consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, Hyde Park will require each public stockholder seeking to exercise conversion rights to certify to Hyde Park whether such stockholder is acting in concert or as a group with any other stockholder.

In addition, it is a condition to the consummation of the merger that after giving effect to the exercise of conversion rights by Hyde Park stockholders, Hyde Park shall have at least $40 million of cash in its trust account.

If Hyde Park is unable to complete the merger or another business combination by May 1, 2014, it will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding IPO shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. A pro rata share of the trust account that a holder would receive upon redemption in the event a business combination is not effected in the required period may be more or less than the estimated $10.50 per share that a holder would receive upon conversion of its shares in connection with the merger because (i) there will be greater earned interest in the trust account at the time of the redemption since it would occur at a later date than a conversion and (ii) Hyde Park may incur expenses it otherwise would not incur if Hyde Park consummates the merger, including, potentially, claims requiring payment from the trust account by creditors who have not waived their rights against the trust account. Hyde Park’s officers have agreed that they will be jointly and severally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Hyde Park for services rendered or contracted for or products sold to Hyde Park. While Hyde Park has no reason to believe that its officers will not be able to satisfy those obligations, there cannot be any assurances to that effect. Notwithstanding the foregoing, Hyde Park’s officers will have no personal liability under this indemnity (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed a valid and enforceable agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims under Hyde Park’s indemnity with the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. See the section entitled “Additional Information About Hyde Park—Liquidation if No Merger” for additional information.

Appraisal Rights

If Santa Maria Energy Corporation common stock issued in the merger is listed on the NASDAQ (subject only to official notice of issuance), then Hyde Park stockholders do not have appraisal rights in connection with the merger under the DGCL. However, if the Santa Maria Energy Corporation common stock is not approved for listing on the NASDAQ, Hyde Park stockholders who do not vote in favor of the merger proposal and who otherwise comply with the applicable statutory procedures will have appraisal rights. See the section entitled “The Merger—Appraisal or Dissenters Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Hyde Park has engaged              to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “The Hyde Park Special Meeting—Revoking Your Proxy.”

Santa Maria Energy Special Meeting

Date, Time and Place of Special Meeting of Santa Maria Energy’s Unitholders

The special meeting of the unitholders of Santa Maria Energy will be held at              a.m., local time, on                     , 2014 at the offices of Latham & Watkins LLP, located at 811 Main Street, Suite 3700, Houston, Texas, to consider and vote on the adoption of the merger proposal and the Santa Maria Energy merger-related compensation proposal.

Voting Power; Record Date

Santa Maria Energy unitholders will be entitled to vote or direct votes to be cast at the special meeting if they owned units of Santa Maria Energy at the close of business on                     , 2014, which is the record date for the special meeting. Unitholders will have one vote for each unit of Santa Maria Energy owned at the close of business on the record date. On the record date, there were 50,000,000 common units and 50,000 preferred units of Santa Maria Energy outstanding and entitled to vote at the meeting, of which 50,000 preferred units and 14,862,157 common units were held by the Kayne Investors.

Quorum and Vote of Santa Maria Energy Unitholders

A quorum of Santa Maria Energy unitholders is necessary to hold a valid meeting. A quorum will be present at the Santa Maria Energy special meeting if a majority of the outstanding preferred units and at least 29% of the outstanding common units are represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum. The Kayne Investors hold all of the outstanding preferred units and approximately 30% of the outstanding common units of Santa Maria Energy. Such units, will be voted in favor of the merger proposal and the Santa Maria Energy merger-related compensation proposal. Please read “Risk Factors—Risks Related to Santa Maria Energy—The Kayne Investors beneficially own enough preferred units and common units to ensure approval of the merger proposal, and their interests in the merger and Santa Maria Energy’s business may be different from those of Santa Maria Energy’s other unitholders.” The proposals presented at the special meeting will require the following votes:

•	The approval of the merger proposal will require the affirmative vote of the holders of a majority of the outstanding preferred units and at least 29% of the outstanding common units represented in person or by proxy and entitled to vote at the meeting.

•	The approval of the Santa Maria Energy merger-related compensation proposal will require the affirmative vote of the holders of a majority of the outstanding preferred units and at least 29% of the outstanding common units represented in person or by proxy and entitled to vote at the meeting.

Abstentions are considered present for purposes of establishing a quorum, but will have the same effect as a vote “against” the merger proposal and the Santa Maria Energy merger-related compensation proposal.

Appraisal Rights

Santa Maria Energy unitholders do not have appraisal rights in connection with the merger under the DLLCA.

Revoking Your Proxy

If a unitholder grants a proxy, it may still vote its units in person if it revokes its proxy before the special meeting. A unitholder may also change its vote by submitting a later-dated proxy as described in the section entitled “The Santa Maria Energy Special Meeting—Revoking Your Proxy.”

Interests of Hyde Park Directors, Officers and Others in the Merger

When you consider the recommendation of Hyde Park’s board of directors in favor of approval of the merger proposal and the Hyde Park adjournment proposal, you should keep in mind that Hyde Park’s sponsors, including its directors and executive officers, have interests in such proposals that are different from, or in addition to, your interests as a stockholder. These interests include a large number of Hyde Park shares held by officers, directors and Hyde Park sponsors becoming worthless if Hyde Park does not effect a business combination by May 1, 2014. For additional information on the interests of Hyde Park’s directors, officers and others in the merger, see “The Merger—Interests of Hyde Park Directors, Officers and Others in the Merger.” One significant conflict relates to the fact that certain shares of Hyde Park common stock held by Hyde Park’s sponsors, including members of its board of directors (which shares had an aggregate market value of approximately $26,946,188 as of February 14, 2014), will likely become worthless if the merger is not completed.

Interests of Santa Maria Energy Managers, Officers and Others in the Merger

When you consider the recommendation of Santa Maria Energy’s board of managers in favor of approval of the merger proposal and the other proposals, you should keep in mind that Santa Maria Energy’s managers and officers have interests in such proposals that are different from, or in addition to, your interests as a unitholder. These interests include the vesting and payment of incentive awards held by members of its board of managers or its officers, discretionary payments related to of voluntary reductions in salaries of the officers, the conversion of preferred units in Santa Maria Energy held by the Kayne Investors into shares of preferred stock of Santa Maria Energy Corporation that has certain control and preferential payment rights and the payment of cash bonuses to certain officers based on performance criteria that will likely be met if the merger is consummated. For additional information on the interests of Santa Maria Energy’s managers, officers and others in the merger, see “The Merger—Interests of Santa Maria Energy Managers, Officers and Others in the Merger.”

Conditions to the Consummation of the Merger

Consummation of the merger is subject to the satisfaction or waiver of specified conditions, Hyde Park’s and Santa Maria Energy’s obligations to consummate the merger are subject, among other things, to:

•	Hyde Park’s stockholders approving the Merger Agreement and the merger;

•	Santa Maria Energy’s unitholders approving the Merger Agreement and the merger;

•	Hyde Park having at least $40 million of cash in its trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders; and

•	other customary closing conditions.

If permitted under applicable law, either Hyde Park or Santa Maria Energy may waive conditions for their own respective benefit and consummate the merger even though one or more of these conditions have not been met. The condition requiring approval of the merger by Hyde Park’s stockholders will not be waived by Hyde Park. Hyde Park’s board of directors will resolicit stockholder approval of the merger if either party waives a material condition to the Merger Agreement or such changes in the terms of the merger render the disclosure previously provided incomplete or misleading in any material respect.

Termination

The Merger Agreement may be terminated in certain circumstances prior to the closing, including by reason of Hyde Park’s failure to obtain stockholder approval of the Merger Agreement and the merger, Santa Maria Energy’s failure to obtain unitholder approval of the Merger Agreement and the merger, the parties’ failure to complete the closing on or prior to May 1, 2014, the failure of Hyde Park to have at least $40 million of cash in its trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders, and certain breaches of the Merger Agreement.

United States Federal Income Tax Consequences of the Merger

The U.S. federal income tax consequences of the merger are discussed in the section entitled “Material United States Federal Income Tax Consequences of the Merger.”

Accounting Treatment of the Merger

The merger will be accounted for as a “reverse merger” and recapitalization since immediately following the consummation of the merger, the unitholders of Santa Maria Energy immediately prior to the merger will have control of Santa Maria Energy Corporation through their approximate 61.2% stockholder interest in the post-merger company, assuming no share conversion and no Private Equity Financing (71.3% in the event of maximum share conversion). In addition, Santa Maria Energy unitholders will maintain control of the post-merger company through control of the Santa Maria Energy Corporation board of directors by maintaining four of the seven board seats for an expected term ranging from one to three years. Additionally, all of Santa Maria Energy’s senior executives will serve as officers of Santa Maria Energy Corporation after the consummation of the merger. For accounting purposes, Santa Maria Energy will be deemed to be the accounting acquirer in the merger and, consequently, the merger will be treated as a recapitalization of Santa Maria Energy. Accordingly, Santa Maria Energy’s assets, liabilities and results of operations will become the historical financial statements of Santa Maria Energy Corporation, and Hyde Park’s assets, liabilities and results of operations will become consolidated with Santa Maria Energy effective as of the closing date of the merger. No step-up in basis or intangible assets will be recorded in this transaction. All direct costs of the merger will be charged to operations in the period that such costs are incurred.

Regulatory Matters

The merger and the transactions contemplated by the Merger Agreement are not subject to any federal, state or provincial regulatory requirement or approval.

Listing of Santa Maria Energy Corporation Common Stock

Santa Maria Energy Corporation intends to apply to list the shares of Santa Maria Energy Corporation common stock received by Hyde Park stockholders and Santa Maria Energy unitholders in the merger on NASDAQ under the symbol “SMEC”.

Comparison of Security holders’ Rights

As a result of the merger, the holders of Hyde Park common stock and Santa Maria Energy units will become holders of Santa Maria Energy Corporation stock. Following the merger, Hyde Park stockholders and

Santa Maria Energy unitholders will have different rights as stockholders of Santa Maria Energy Corporation than they had as stockholders of Hyde Park or unitholders of Santa Maria Energy due to the different provisions of the governing documents of Hyde Park, Santa Maria Energy and Santa Maria Energy Corporation. For a summary of the material differences among the rights of Hyde Park stockholders, Santa Maria Energy unitholders and Santa Maria Energy Corporation stockholders, see “Comparison of Securityholders’ Rights.”

Private Equity Financing by Santa Maria Energy Corporation

Prior to the filing of this joint proxy statement/prospectus, Santa Maria Energy Corporation commenced a private placement of securities (the “Private Equity Financing”) pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder. Pursuant to the Merger Agreement, the proceeds from the Private Equity Financing, when combined with the cash held in Hyde Park’s trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders will not exceed $150 million. To the extent that the Private Equity Financing is other than a sale of Santa Maria Energy Corporation common stock at $10.50 or more per share, such Private Equity Financing will require the prior consent of Hyde Park. The Private Equity Financing is contingent upon the consummation of the merger, but the merger is not contingent upon completion of the Private Equity Financing. Information in this joint proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy shares in the Private Equity Financing. The shares sold in the Private Equity Financing will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

SUMMARY HISTORICAL FINANCIAL INFORMATION FOR SANTA MARIA ENERGY

The following table shows the summary historical consolidated financial data, for the periods and as of the dates indicated, for Santa Maria Energy and its subsidiaries.

The summary statement of operations data for each of the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 are derived from Santa Maria Energy’s audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The statement of operations and balance sheet data as of December 31, 2011 are derived from Santa Maria Energy’s audited consolidated financial statements not included in this joint proxy statement/prospectus.

The summary historical consolidated financial data has been prepared on a consistent basis with Santa Maria Energy’s audited consolidated financial statements. In the opinion of Santa Maria Energy’s management, such summary historical consolidated financial data reflects all adjustments (consisting of normal and recurring accruals) considered necessary to present Santa Maria Energy’s financial position for the periods presented.

The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy” and Santa Maria Energy’s consolidated financial statements and related notes included elsewhere herein.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Statement of operations data:
Operating revenues:
Oil and natural gas production revenues	$13,449	$14,639	$11,842

Total revenues	13,449	14,639	11,842

Operating expenses:
Lease operating expenses	6,386	7,018	6,343
Production taxes	152	225	230
Depletion, depreciation and amortization	5,389	4,818	3,377
Accretion of asset retirement obligations	84	97	80
General and administrative	6,236	6,210	6,533

Total operating expenses	18,247	18,368	16,563

Operating loss	(4,798)	(3,729)	(4,721)

Other expense:
Interest expense	(620)	(914)	(1,523)
Interest income	343	5	6
Gain (loss) on commodity price risk management activities	(439)	219	(574)
Other	16	(45)	(11)

Total other expense	(700)	(735)	(2,102)

Net loss from operations	$(5,498)	$(4,464)	(6,823)

Balance sheet data (at period end):
Cash and cash equivalents	$2,077	$388	$75
Property and equipment, net	94,529	96,913	96,593
Total assets	99,732	101,150	99,384
Current portion of long-term indebtedness	13,374	276	—
Long-term indebtedness	86	14,600	19,400
Redeemable preferred membership interest	45,000	50,000	50,000
Total equity	28,639	19,700	8,165
Total liabilities & equity	99,732	101,150	99,384
Other financial data:
Adjusted EBITDA (1)	$(257)	$552	$(1,489)
Net cash provided by operating activities	(302)	(1,379)	(1,464)
Net cash provided by (used in) investing activities	(21,760)	(6,852)	(3,585)
Net cash provided by (used in) financing activities	21,143	6,542	4,736
Capital expenditures	21,674	7,309	3,612

(1)

“Adjusted EBITDA,” as used and defined by Santa Maria Energy, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures, and working capital movement or tax position. Adjusted EBITDA does not represent funds available for discretionary use because those funds may be required for debt service, capital expenditures, working capital, income taxes, franchise taxes, exploration expenses, and other commitments and obligations. However,

Santa Maria Energy’s management team believes Adjusted EBITDA is useful to an investor in evaluating Santa Maria Energy’s financial performance because this measure:

•	is widely used by investors in the oil and natural gas industry to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to more meaningfully evaluate and compare the results of Santa Maria Energy’s operations from period to period by removing the effect of Santa Maria Energy’s capital structure from its operating results; and

•	is used by Santa Maria Energy’s management team for various purposes, including as a measure of operating performance, in presentations to its board of managers, as a basis for strategic planning and forecasting and by Santa Maria Energy’s lenders pursuant to covenants under its senior credit facility.

There are significant limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect Santa Maria Energy’s net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating Adjusted EBITDA reported by different companies. The following table represents a reconciliation of Santa Maria Energy’s net income (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net loss from operations	$(5,498)	$(4,464)	$(6,823)
Unrealized commodity price risk management activity (gain) loss (a)	(532)	(778)	344
Interest expense and other	277	909	1,517
Depreciation, depletion and amortization	5,389	4,818	3,377
Accretion of asset retirement obligations	84	97	80
Other	23	(30)	16

Adjusted EBITDA	$(258)	$552	$(1,489)

(a)	Represents total unrealized commodity price risk management activity loss (gain) reported in Santa Maria Energy’s consolidated statement of operations.

SUMMARY HISTORICAL SANTA MARIA ENERGY OPERATING AND RESERVE DATA

The following table provides operating data for Santa Maria Energy for the periods indicated. You should refer to “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy,” “Additional Information About Santa Maria Energy—Oil and Natural Gas Data—Reserves,” and “Additional Information About Santa Maria Energy—Oil and Natural Gas Data—Production, Prices and Lifting Costs History” in evaluating the data presented below and the data presented in the table on the following page:

	Year Ended December 31,
	2011	2012	2013
Production data:
Natural gas (MMcf)	—	—	90
Oil (MBbl)	132	140	115
Total combined production (MBoe)	132	140	130
Average daily combined production (Boed)	362	384	356
Average sales prices:
Natural gas (per Mcf)	$—	$—	$1.97
Oil (per Bbl)	$101.89	$104.56	$101.43
Combined average sales prices before effects of settled derivatives (per Boe) (1)	$101.89	$104.56	$91.09
Combined average sales prices after effects of settled derivatives (per Boe) (1)	$94.53	$100.57	$89.32
Average costs per Boe:
Lease operating costs	$48.38	$50.14	$48.79
Production taxes	$1.15	$1.60	$1.77
Depreciation, depletion and amortization	$40.83	$34.41	$25.98
Accretion of asset retirement obligations	$0.64	$0.69	$0.62
General and administrative	$47.24	$44.36	$50.25

(1)	Average sales prices shown reflect both of the before and after effects of Santa Maria Energy’s settled derivatives. Santa Maria Energy’s calculation of such effects includes realized gains or losses on settlements for commodity derivatives, which do not qualify for hedge accounting because Santa Maria Energy does not designate them as hedges.

The following table summarizes Santa Maria Energy’s estimated reserves, related standardized measure and PV-10 at December 31, 2011, 2012 and 2013 based on SEC pricing methods.

Santa Maria Energy’s estimated reserves and PV-10 as of December 31, 2012 and 2013 are based on evaluations prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), an independent petroleum engineering firm. Santa Maria Energy’s estimated reserves and PV-10 as of December 31, 2011 were based on evaluations prepared by Gaffney, Cline & Associates (“GCA”), an independent petroleum engineering firm. Santa Maria Energy’s estimated reserves prepared (as applicable) by NSAI or GCA, which Santa Maria Energy collectively refers to as its independent petroleum engineering firm, are disclosed in the summary reports of NSAI and GCA filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. See “Additional Information About Santa Maria Energy—Oil and Natural Gas Data” for definitions of proved, probable and possible reserves and the technologies and economic data used in their estimation.

The information in the following table does not give any effect to or reflect Santa Maria Energy’s commodity hedges. In accordance with SEC and FASB requirements, Santa Maria Energy’s net proved reserves and standardized measure were determined using prices based on a 12-month average price calculated as the unweighted arithmetic average of the price on the first day of each month for the preceding twelve month period. The unweighted arithmetic average of the net oil price on the first day of each month of the twelve-month period can be found in the table below. Prices were adjusted by lease for transportation and regional price differences; however, they were not adjusted to reflect the value of any commodity hedges.

See “Additional Information About Santa Maria Energy—Oil and Natural Gas Data” for more information about Santa Maria Energy’s reserves.

	At December 31,
	2011(4)	2012(4)	2013(4)
Estimated Proved Reserves (1):
Monterey:
Oil (MBbl)	1,905	1,905	1,832
Natural gas (MMcf)	3,014	164	108
Diatomite—Oil (MBbl)	4,337	6,725	13,805
Total Proved Reserves (MBoe)	6,744	8,657	15,655
% Developed	34.0%	25.2%	13.2%
% Oil	92.6%	99.7%	99.9%
Standardized measure ($ in millions)	$103.6	$170.6	$265.7
PV-10 ($ in millions) (3)	$103.6	$170.6	$265.7

Estimated Probable Reserves (1) (2):
Monterey:
Oil (MBbl)	503	—	—
Natural gas (MMcf)	252	—	—
Diatomite—Oil (MBbl)	1,276	—	12,315
Total Probable Reserves (MBoe)	1,821	—	12,315
% Oil	97.7%	0.0%	100.0%
PV-10 ($ in millions) (3)	$84.2	$—	$235.3

Estimated Possible Reserves (1) (2):
Monterey:
Oil (MBbl)	251	—	—
Natural gas (MMcf)	126	—	—
Diatomite—Oil (MBbl)	1,869	—	19,964
Total Possible Reserves (MBoe)	2,141	—	19,964
% Oil	99.0%	0.0%	100.0%
PV-10 ($ in millions) (3)	$108.9	$—	$517.5

(1)	Volumes and values were determined using actual net prices received at the wellhead, adjusted for transportation, gathering, processing, compression and other costs, in accordance with the pricing for oil and natural gas described above.

(2)	All of Santa Maria Energy’s estimated probable and possible reserves are classified as undeveloped.

(3)

PV-10 was prepared using SEC pricing discounted at 10% per annum, without giving effect to income taxes or hedges. PV-10 is a non-GAAP financial measure. Santa Maria Energy believes that the presentation of PV-10 is relevant and useful to its investors as supplemental disclosure to the standardized measure of future net cash flows, or after tax amount, because it presents the discounted future net cash flows attributable to Santa Maria Energy’s reserves prior to taking into account future corporate income taxes and Santa Maria Energy’s current tax structure. While the standardized measure is dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. Moreover, GAAP does not provide a measure of estimated future net cash flows for reserves other than proved reserves or for proved, probable or possible reserves calculated using prices other than SEC prices. PV-10 does not take into account the effect of future income taxes, and PV-10 estimates for reserve categories other than proved but PV-10 is otherwise calculated using the same assumptions as those for, and in a manner consistent with, the calculation of standardized measure. Because PV-10 estimates of probable and possible reserves are more uncertain than PV-10 and standardized measure of proved reserves and have not been adjusted for risk due to that uncertainty, they may not be comparable with each other. Nonetheless, Santa Maria Energy believes that PV-10 estimates for reserve categories other than proved present useful information for investors about the future net cash flows of its reserves in the absence of a comparable GAAP measure such as standardized measure. Because of this, PV-10 can be used within the industry and by creditors and securities analysts to evaluate estimated net cash flows from proved reserves on a more comparable basis. Investors should be cautioned that neither PV-10 nor standardized measure represents an estimate of the fair market value of Santa Maria Energy’s proved reserves. In addition, investors should be further cautioned that estimates of PV-10 of probable reserves, as well as the underlying volumetric estimates, are inherently more uncertain of being recovered and realized than comparable measures for proved reserves, and that the uncertainty for possible reserves is even more significant. Further, because estimates of probable and possible reserve volumes and PV-10 have not been adjusted for risk due to this uncertainty of recovery, they should not be summed arithmetically with each other or with comparable estimates for proved reserves. GAAP does not prescribe any corresponding measure for PV-10 of probable and possible reserves or reserves based on other than SEC prices. As a result, it is not practicable for Santa Maria Energy to reconcile these additional PV-10 measures to GAAP standardized measure. For a reconciliation of PV-10 of proved reserves based on SEC pricing to standardized measure, see “Additional Information About Santa Maria Energy—Summary of Oil and Natural Gas Reserves.”

(4)	Reserves at December 31, 2011, 2012 and 2013 were prepared in accordance with SEC requirements for pricing.

	At December 31,
	2011	2012	2013
Oil and natural gas prices:
Oil ($/Bbl) (a)	$104.01	$104.28	$100.51
Natural gas ($/MMBtu) (a)	$2.76	$1.78	$1.78

(a)	Prices reflected in this table represent the average of oil and natural gas prices used in each respective reserve report for the given reporting period. Oil and natural gas prices used at December 31, 2011 by GCA and oil prices used at December 31, 2012 and 2013 by NSAI were based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period of January through December for each of the periods presented and are based on SEC requirements for pricing. The prices above have been adjusted for quality and basis differences that are representative of the net oil price received by Santa Maria Energy. The natural gas prices used at December 31, 2012 and 2013 by NSAI are based upon a fixed price which was mutually determined by Santa Maria Energy and a third party.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF SANTA MARIA ENERGY AND HYDE PARK

The following unaudited financial information has been derived by the application of pro forma adjustments to the historical consolidated and combined financial statements of Hyde Park and Santa Maria Energy to reflect the merger and the Private Equity Financing.

The unaudited pro forma balance sheet as of December 31, 2013 (the “pro forma balance sheet”) gives effect to the merger as if it had occurred on December 31, 2013. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 gives effect to the merger as if it had occurred on January 1, 2013.

Hyde Park stockholders may exercise conversion rights pursuant to which they will have the right to receive cash (approximately $10.50 per share) instead of Santa Maria Energy Corporation common stock if the merger is consummated. Pursuant to the terms of the Merger Agreement, the merger will not be consummated if Hyde Park has less than $40 million of cash in its trust account after exercise of conversion rights by Hyde Park stockholders.

Prior to the filing of this joint proxy statement/prospectus, Santa Maria Energy Corporation commenced the Private Equity Financing. Pursuant to the Merger Agreement, the proceeds from the Private Equity Financing, when combined with the cash held in Hyde Park’s trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders, will not exceed $150 million. Santa Maria Energy Corporation intends to close the Private Equity Financing substantially concurrently with the consummation of the merger. Santa Maria Energy may not receive sufficient proceeds from the Private Equity Financing to fund its capital expenditures program or may not be able to complete the Private Equity Financing or another private placement on favorable terms or at all. Please see “Summary—Private Equity Financing by Santa Maria Energy Corporation.”

The unaudited pro forma financial information has been prepared using four assumed scenarios, based on the number of Hyde Park stockholders that exercise their conversion rights and the funds received by Santa Maria Energy Corporation in the Private Equity Financing:

•	Assuming No Conversion: This presentation assumes that no Hyde Park public stockholders seek to convert their shares into a pro rata share of the trust account and that the Private Equity Financing is not consummated. In this scenario, Santa Maria Energy Corporation will have approximately $79 million in cash, representing the amount held in Hyde Park’s trust account as of December 31, 2013.

•	Assuming Maximum Conversion: This presentation assumes that $40 million of cash is held in Hyde Park’s trust account as a result of the holders of 3,690,476 IPO shares exercising their conversion rights. If any greater number of IPO shares are converted, then a condition to closing the merger will not be met and the merger will not be consummated. This presentation also assumes that the Private Equity Financing is not consummated.

•	Assuming No Conversion and Minimum Private Equity Financing: This presentation assumes that no Hyde Park public stockholders seek to convert their shares into a pro rata share of the trust account (resulting in approximately $79 million in cash remaining in Hyde Park’s trust account upon consummation of the merger) and that Santa Maria Energy raises an additional approximate $71 million in the Private Equity Financing transaction (resulting in the sum of the amount held in Hyde Park’s trust account together with the proceeds from the Private Equity Financing being equal to $150 million, or the maximum amount that is permitted under the terms of the Merger Agreement).

•

Assuming Maximum Conversion and Maximum Private Equity Financing: This presentation assumes that $40 million of cash is held in Hyde Park’s trust account as a result of the holders of 3,690,476 IPO shares exercising their conversion rights and that Santa Maria Energy raises an additional approximate $110 million in the Private Equity Financing transaction (resulting in the sum of the amount held in

Hyde Park’s trust account together with the proceeds from the Private Equity Financing being equal to $150 million, or the maximum amount that is permitted under the terms of the Merger Agreement).

All scenarios assume that $19.4 million of the resulting cash available to Santa Maria Energy Corporation is used to retire debt under Santa Maria Energy’s senior credit facility. Changes in the number of Hyde Park shares converted and the proceeds from the Private Equity Financing will affect cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total liabilities and equity.

The merger of Hyde Park and Santa Maria Energy will be accounted for as a “reverse merger” and recapitalization since immediately following the consummation of the merger, the unitholders of Santa Maria Energy immediately prior to the business combination will have control of Santa Maria Energy Corporation through their approximate 61.2% stockholder interest in the post-merger company, assuming no share conversion and no Private Equity Financing.

The unaudited pro forma financial information does not include any adjustments for cost savings that are anticipated to be realized from the elimination of the Hyde Park operating expenses. Since its inception, Hyde Park’s efforts have been limited to organizational activities, activities related to its initial public offering, activities related to the identifying and evaluating prospective acquisition candidates, and activities relating to general corporate matters.

The unaudited pro forma financial information does not include any adjustments for incremental general and administrative costs which are anticipated to be incurred by Santa Maria Energy Corporation as a public reporting company. These incremental expenses, estimated to be approximately $3,000,000 per year, include compensation and benefit expense for certain additional personnel, fees paid to the independent auditors, legal advisors, the independent petroleum engineering firm and other professional advisors, investor relations activities, registrar and transfer agent fees, incremental costs for director and officer liability insurance and director compensation.

The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had the merger been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read together with the historical financial statements of Hyde Park and Santa Maria Energy and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hyde Park” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy” included elsewhere in this joint proxy statement/prospectus.

SANTA MARIA ENERGY CORPORATION

Unaudited Pro Forma Condensed Consolidated Balance Sheet

December 31, 2013

(In thousands of U.S. Dollars, except for share and per share amounts)

	Hyde Park	Santa Maria Energy	Pro Forma Adjustments for No Stock Conversion		Pro Forma Consolidated (Assuming No Stock Conversion)	Additional Adjustment for Maximum Conversion		Pro Forma Consolidated (Assuming Maximum Conversion)

Assets
Cash and cash equivalents	$387	$75	$78,751	(1)	$41,464	$(38,750	)(11)	$3,710
			(19,400)	(2)		997	(11)
			(5,370)	(4)
			(27)	(2)
			(10,840)	(3)
			(2,113)	(3)
Prepaid expenses and other current assets	2	192			194			194
Investments held in trust account	78,751	—	(78,751)	(1)	—			—
Accounts receivable	—	1,055			1,055			1,055
Inventory	—	117			117			117
Net property, plant and equipment	—	96,593			96,593			96,593
Restricted cash	—	455			455			455
Debt issuance cost net of amortization	—	895	(895)	(2)	—			—
Other assets	—	2			2			2

Total assets	$79,140	$99,384			$139,880			$102,126

Liabilities and equity
Accounts payable	$—	$1,177			$1,177			$1,177
Accrued Delaware franchise tax	205	—			205			205
Accrued liabilities	1,380	819	(27)	(2)	2,172			2,172
Revenue payable	—	133			133			133
Commodity price risk management activity liabilities—current portion	—	401			401			401
Notes payable	—	32			32			32
Deferred Rent and Disc Salary Reimbursement	—	517			517			517
Commodity price risk management activity liability, non-current portion	—	416			416			416
Senior secured line of credit (“senior credit facility”)	—	19,400	(19,400)	(2)	—			—
Guaranty payable	—	1,500	(1,500)	(5)	—			—
Notes payable	—	39			39			39
Accrued dividend payable	—	15,120	(15,120)	(6)				—
Deferred Tax Liability	—	—	14,445	(12)	14,445			14,445
Asset retirement obligation	—	1,665			1,665			1,665

Total liabilities	1,585	41,219			21,202			21,202

Redeemable preferred membership interest	—	50,000	(50,000)	(7)	—			—
Redeemable preferred stock	—	—	50,000	(7)	50,000			50,000

	Hyde Park	Santa Maria Energy	Pro Forma Adjustments for No Stock Conversion		Pro Forma Consolidated (Assuming No Stock Conversion)	Additional Adjustment for Maximum Conversion		Pro Forma Consolidated (Assuming Maximum Conversion)
Common stock subject to possible conversion equity	$72,388		$(72,388	) (9)	$—			$—
Members’ equity	—	8,165	(8,165	) (8)	—			—
Common stock Par value $0.0001	—	—	1	(9)	3	$—	(11)	2
			1	(8)
			—	(5)
			—	(6)
Additional paid-in capital	7,342	—	72,387	(9)	102,400	(38,750	)(11)	64,647
			8,164	(8)		997	(11)
			1,500	(5)
			15,120	(6)

			(2,113	) (3)
Deficit accumulated during the development stage	(2,175)	—			(2,175)			(2,175)
Retained earnings	—	—	(895	) (2)	(31,550)			(31,550)
			(5,370	) (4)

			(10,840	) (3)
			(14,445	) (12)

Total stockholders’ / members’ equity	5,167	8,165			68,678			30,924

Total liabilities and equity	$79,140	$99,384			$139,880			$102,126

	Pro Forma Consolidated Companies (Assuming No Stock Conversion)	Pro Forma Adjustments for Minimum Private Equity Financing		Pro Forma Consolidated Companies (Assuming No Stock Conversion & Minimum Private Equity)	Pro Forma Consolidated Companies (Assuming Maximum Conversion)	Pro Forma Adjustments for Maximum Private Equity Financing		Pro Forma Consolidated Companies (Assuming Maximum Conversion & Maximum Private Equity)
Assets
Cash and cash equivalents	$41,464	$71,000	(10)	$107,299	$3,710	$109,750	(10)	$106,124
		(5,165	)(3)			(7,336	)(3)
Prepaid expenses and other current assets	194			194	194			194
Investments held in trust account	—			—	—			—
Accounts receivable	1,055			1,055	1,055			1,055
Inventory	117			117	117			117
Net property, plant and equipment	96,593			96,593	96,593			96,593
Restricted cash	455			455	455			455
Debt issuance cost net of amortization	—			—	—			—
Other assets	2			2	2			2

Total assets	$139,880			$205,715	$102,126			$204,540

Liabilities and equity
Accounts payable	$1,177			$1,177	$1,177			$1,177
Accrued Delaware franchise tax	205			205	205			205
Accrued liabilities	2,172			2,172	2,172			2,172
Revenue payable	133			133	133			133
Commodity price risk management activity liabilities—current portion	401			401	401			401
Notes payable	32			32	32			32
Deferred rent and disc salary reimbursement	517			517	517			517
Commodity price risk management activity liability—non-current portion	416			416	416			416
Senior secured line of credit	—			—	—			—
Guaranty payable	—			—	—			—
Notes payable	39			39	39			39
Accrued dividend payable	—			—	—			—
Deferred tax liability	14,445			14,445	14,445			14,445
Asset retirement obligation	1,665			1,665	1,665			1,665

Total liabilities	21,202			21,202	21,202			21,202

Redeemable preferred membership interest	—			—	—			—
Redeemable preferred stock	50,000			50,000	50,000			50,000
Members’ equity	—			—	—			—
Common stock subject to possible conversion Equity	—			—	—			—
Private Equity Financing proceeds	—	71,000	(10)	65,835	—	109,750	(10)	102,414
Placement agent fees	—	(5,165	)(3)		—	(7,336	)(3)
Common Stock, par value $0.0001	3			3	2			2
Members’ equity conversion Guaranty conversion @ $10.50 Accrued preferred dividend conversion @ $10.50 Sector note conversion@ $10.50
Additional paid-in capital	102,400			102,400	64,647			64,647

	Pro Forma Consolidated Companies (Assuming No Stock Conversion)	Pro Forma Adjustments for Minimum Private Equity Financing	Pro Forma Consolidated Companies (Assuming No Stock Conversion & Minimum Private Equity)	Pro Forma Consolidated Companies (Assuming Maximum Conversion)	Pro Forma Adjustments for Maximum Private Equity Financing	Pro Forma Consolidated Companies (Assuming Maximum Conversion & Maximum Private Equity)
Members’ equity conversion Guaranty conversion @ $10.50 Accrued preferred dividend conversion @ $10.50 Sector note conversion Placement agent fees
Deficit accumulated during the development stage	(2,175)		(2,175)	(2,175)		(2,175)
Retained earnings	(31,550)		(31,550)	(31,550)		(31,550)
Phantom Equity payout
Accrued interest payable cancellation
Estimated fees (legal, accounting, etc,)
Deferred tax liability

Total stockholders’ / members’ equity	68,678		134,513	30,924		133,338

Total liabilities and equity	$139,880		$205,715	$102,126		$204,540

Pro Forma Adjustments (in thousands of U.S. Dollars, except for share and per share amounts):

(1)	To liquidate investments held in trust.

(2)	To record payment in full of $19,400 under Santa Maria Energy’s senior credit facility, payment of interest payable, and to eliminate debt issuance costs, net of amortization.

(3)	To record payment of estimated cash transaction costs for the preparation and negotiation of the merger agreement, investment banker fees, deferred commission on Hyde Park IPO shares and costs associated with the Private Equity Financing as follows:

(in thousands of U.S. dollars)	Merger Expenses	Public Offering Cost	Minimum Private Equity Offering Cost	Maximum Private Equity Offering Cost
Placement fees	$—	$2,063	$4,615	$6,786
Merger fees	6,600	—	—	—
Legal and accounting fees	3,960	—	500	500
Other costs	280	50	50	50

Total estimated direct cash transaction costs	$10,840	$2,113	$5,165	$7,336

(4)	To record cash payments to (i) participants in the Santa Maria Energy Phantom Equity Plan upon vesting of awards upon consummation of the merger ($5,160,000) and (ii) Kevin McMillan in connection with a cash transaction bonus upon consummation of the merger ($210,000). Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy—Factors that Significantly Affect Comparability of Santa Maria Energy’s and Santa Maria Energy Corporation’s Financial Condition and Results of Operations—Payments under Santa Maria Energy Phantom Equity Plan.”

(5)	To record the conversion of the guaranty fee associated with the $1,500,000 Kayne Guaranty payable into 142,850 shares of common stock at $10.50 per share. This transaction was negotiated to eliminate a liability of Santa Maria Energy.

(6)	To record the conversion of the $15,119,555 accrued dividend payable on the Santa Maria Energy preferred units into 1,439,886 shares of common stock based upon the “Exchange Ratio” of 0.2857. This transaction was negotiated to eliminate a liability of Santa Maria Energy.

(7)	To record the conversion of Santa Maria Energy preferred units into Santa Maria Energy Corporation preferred stock.

(8)	To record the conversion of Santa Maria Energy members’ equity into Santa Maria Energy Corporation stockholders’ equity.

(9)	To record the conversion of Hyde Park common stock into Santa Maria Energy Corporation common stock.

(10)	Proceeds from minimum or maximum Private Equity Financing.

(11)	To record a lower conversion and cancellation of 3,690,476 shares and to record a lower deferred commission on Hyde Park IPO shares.

(12)	To record deferred tax liability to recognize the difference between the book basis and the tax basis.

Pro Forma Notes (in thousands of U.S. Dollars, except for share and per share data):

(A)	Under the Merger Agreement, it is a condition to the consummation of the merger that after giving effect to the exercise of conversion rights by Hyde Park stockholders, Hyde Park shall have at least $40 million in cash in its trust account. As a result, the holders of no more than 3,690,476 shares of Hyde Park common stock can exercise their conversion rights in order for this condition to be met. If the maximum level of conversion took place, Hyde Park would be required to pay cash of $38,749,998 for the conversion of Hyde Park common stock.

(B)	Pro forma entries are recorded to the extent they are a direct result of the merger or the Private Equity Financing, have a continuing impact on the combined company and are factually supportable.

SANTA MARIA ENERGY CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 31, 2013

(In thousands of U.S. Dollars, except for share and per share amounts)

	Hyde Park	Santa Maria Energy	Pro Forma Adjustments for No Stock Conversion			Pro Forma Consolidated (Assuming No Stock Conversion)	Pro Forma Adjustments (Assuming Maximum Conversion)	Pro Forma Consolidated (Assuming Maximum Conversion)
Revenue
Oil and natural gas sales	$—	$11,842	$			$11,842		$11,842

Total revenue	—	11,842				11,842		11,842
Operating expenses
Lease operating	—	6,343				6,343		6,343
Property tax	—	230				230		230
Depreciation, depletion and amortization	—	3,377				3,377		3,377
General and administrative	2,054	6,533		(1,986	) (3)	6,601		6,601
Accretion of discount on asset retirement obligation	—	80				80		80

Total operating expenses	2,054	16,563				16,631		16,631

Operating loss	(2,054)	(4,721)				(4,789)		(4,789)
Other income (expense)
Interest income	68	6				74		74
Interest expense	—	(1,523)		1,523	(1)	—		—
Loss on commodity price risk management activities	—	(574)				(574)		(574)
Other	—	(11)				(11)		(11)

Loss before income tax benefit / loss to unitholders	(1,986)	(6,823)				(5,300)		(5,300)
Income tax unitholders benefit	—	—		2,610	(2)	2,610		2,610
Net loss attributable to common stockholders	(1,986)	—				—		—
Less preferred stock dividend	—	(4,959)				(4,959)		(4,959)

Net loss available to common stockholders / unitholders	$(1,986)	$(11,782)				$(7,649)		$(7,649)

Net loss per common share / unit—Basic and diluted	$(0.66)	$(0.24)				$(0.29)		$(0.34)

Weighted average number of common shares / units outstanding (Note E)—Basic and diluted	3,031,815	50,000,000				25,936,551		22,246,075

	Pro Forma Consolidated Companies (Assuming No Stock Conversion)	Pro Forma Adjustments for Minimum Private Equity Financing	Pro Forma Consolidated Companies (Assuming No Stock Conversion & Minimum Private Equity)	Pro Forma Consolidated Companies (Assuming Maximum Conversion)	Pro Forma Adjustments for Maximum Private Equity Financing	Pro Forma Consolidated Companies (Assuming Maximum Conversion & Maximum Private Equity)
Revenue
Oil and natural gas sales	$11,842		$11,842	$11,842		$11,842

Total revenue	11,842		11,842	11,842		11,842
Operating expenses
Lease operating	6,343		6,343	6,343		6,343
Ad Valorem	230		230	230		230
Depreciation, depletion and amortization	3,377		3,377	3,377		3,377
General and administrative	6,601		6,601	6,601		6,601
Accretion of discount on asset retirement obligation	80		80	80		80

Total operating expenses	16,631		16,631	16,631		16,631

Operating loss	(4,789)		(4,789)	(4,789)		(4,789)
Other income (expense)
Interest income	74		74	74		74
Interest expense	—		—	—		—
Loss on commodity price risk management activities	(574)		(574)	(574)		(574)
Other	(11)		(11)	(11)		(11)

Loss before income tax benefit / loss to members	(5,300)		(5,300)	(5,300)		(5,300)
Income tax benefit	2,610		2,610	2,610		2,610
Net loss attributable to common stockholders	—		—	—		—
Less preferred stock dividend	(4,959)		(4,959)	(4,959)		(4,959)

Net income (loss) available to common stockholders / members	$(7,649)		$(7,649)	$(7,649)		$(7,649)

Net Gain/(loss) per common share or unit—Basic and diluted	$(0.29)		$(0.23)	$(0.34)		$(0.23)

Weighted average number of common shares outstanding (Note E)—Basic and diluted	25,936,551		32,698,455	22,246,075		32,698,455

Pro Forma Adjustments (In thousands of U.S. Dollars, except for share and per share amounts):

(1)	To eliminate interest expense resulting from the assumed repayment of Santa Maria Energy’s senior credit facility and notes payable.

(2)	To record the income tax benefit of pro forma adjustments.

(3)	To eliminate expenses related to the merger transaction that are non-recurring and will not have a continuing effect on the combined company. Such expenses incurred for the year ending December 31, 2013 were approximately $1,397,000 and $589,000 for Santa Maria Energy and Hyde Park, respectively.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data):

(A)	Under the Merger Agreement, it is a condition to the consummation of the merger that after giving effect to the exercise of conversion rights by Hyde Park stockholders, Hyde Park shall have at least $40 million in cash in its trust account. As a result, the holders of no more than 3,690,476 shares of Hyde Park common stock can exercise their conversion rights in order for this condition to be met. If the maximum level of conversion took place, Hyde Park would be required to pay cash of $38,749,998 for the conversion of Hyde Park common stock.

(B)	Pro forma entries are recorded to the extent they are a direct result of the merger or the Private Equity Financing, have a continuing impact on the combined company and are factually supportable.

(C)	The expenses related to the merger transaction have not been recorded because they are non-recurring and would be reflected on the Santa Maria Energy Corporation income statement within the following year.

(D)	As the merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares outstanding as a result of the merger have been outstanding for the entire period presented. If the maximum number of shares is converted, this calculation is retroactively adjusted to eliminate such shares for the entire period. Shares surrendered and cancelled have been excluded from the calculation of pro forma earnings per share for the entire period. For purposes of determining potentially dilutive securities, the most recent trading price for Hyde Park’s common stock of $10.49 on February 14, 2014 was utilized. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro Forma Balance Sheet Adjustment	Shares with No Stock Conversion	Shares with Maximum Stock Conversion	Shares with No Stock Conversion and Minimum Private Equity Financing	Shares with Maximum Stock Conversion and Maximum Private Equity Financing
	(thousands of shares)
Actual number of common shares outstanding		—	—	—	—
Pro forma shares:
Shares issued to Santa Maria Energy common unitholders	(8)	14,285	14,285	14,285	14,285
Shares issued to Kayne for conversion of accrued but unpaid preferred dividends	(6)	1,440	1,440	1,440	1,440
Shares issued to Kayne for conversion of the guaranty fee payable	(5)	143	143	143	143
Shares issued to Hyde Park stockholders at IPO (subject to conversion)	(9)(11)	7,500	3,810	7,500	3,810
Shares issued to Hyde Park sponsors (not subject to conversion)	(9)(11)	2,568	2,568	2,568	2,568
Shares issued to Private Equity Financing purchasers	(10)	—	—	6,762	10,452

Pro forma weighted average number of common shares outstanding—Basic		25,936	22,246	32,698	32,698

Potentially dilutive securities		—	—	—	—

Pro forma weighted average number of common shares outstanding—Dilutive		25,936	22,246	32,698	32,698

Santa Maria Energy unitholders percentage ownership		61.2%	71.3%	48.5%	48.5%
Hyde Park stockholders percentage ownership of shares issued at IPO (subject to conversion)		28.9%	17.1%	22.9%	11.6%
Hyde Park stockholders percentage ownership of sponsor shares (not subject to conversion)		9.9%	11.6%	7.9%	7.9%
Private Equity Financing stockholders percentage ownership		—	—	20.7%	32.0%

		100.0%	100.0%	100.0%	100.0%

(E)	The current market price of Hyde Park common stock utilized in the above calculations was $10.49 as of February 14, 2014.

(F)	The unaudited pro forma condensed consolidated statement of operations does not include any adjustments for incremental general and administrative costs which are anticipated to be incurred by Santa Maria Energy Corporation as a public reporting company. As of the date of this joint proxy statement/prospectus, Santa Maria Energy Corporation has not made any agreements with any party for any of these costs.

COMPARATIVE PER SHARE INFORMATION

The following table sets forth selected historical equity ownership information for Hyde Park and Santa Maria Energy and unaudited pro forma consolidated per share or unit ownership information after giving effect to the merger, assuming that: (i) no Hyde Park public stockholders seek to convert their shares into a pro rata share of the trust account, (ii) $40 million of cash is held in Hyde Park’s trust account as a result of the holders of 3,690,476 IPO shares exercising their conversion rights, (iii) no Hyde Park public stockholders seek to convert their shares into a pro rata share of the trust account and that Santa Maria Energy raises an additional approximate $71 million in the Private Equity Financing transaction (based on the approximate $79 million held in Hyde Park’s trust account as of December 31, 2013), and (iv) $40 million of cash is held in Hyde Park’s trust account as a result of the holders of 3,690,476 IPO shares exercising their conversion rights and Santa Maria Energy raising an additional approximate $110 million in the Private Equity Financing transaction. Please see “Unaudited Pro Forma Consolidated Financial Data of Santa Maria Energy and Hyde Park.”

We are providing this information to aid you in your analysis of the financial aspects of the merger. The historical information should be read in conjunction with selected historical financial information included elsewhere in this joint proxy statement/prospectus and the historical financial statements of Hyde Park and Santa Maria Energy and the related notes thereto included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited pro forma consolidated financial information and related notes included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma consolidated per share or unit information does not purport to represent what the actual results of operations of Hyde Park and Santa Maria Energy would have been had the merger been completed or to project Hyde Park or Santa Maria Energy’s results of operations that may be achieved after the merger. The unaudited pro forma book value per share or unit information below does not purport to represent what the value of Hyde Park and Santa Maria Energy would have been had the merger been completed nor the book value per share or unit for any future date or period. For information regarding the basis upon which the following pro forma information was prepared, including relevant assumptions and adjustments, see “Unaudited Pro Forma Consolidated Financial Data of Santa Maria Energy and Hyde Park.”

	Hyde Park Historical	Santa Maria Historical	Pro Forma Santa Maria Energy Corporation (Assuming No Conversion)	Pro Forma Santa Maria Energy Corporation (Assuming Maximum Conversion)	Pro Forma Santa Maria Energy Corporation (Assuming No Conversion and Minimum Private Equity Raise)	Pro Forma Santa Maria Energy Corporation (Assuming Maximum Conversion and Maximum Private Equity)
	($ in thousands except for per share amounts)
Year ended December 31, 2013:
Net loss	$(1,986)	$(11,782)	$(7,649)	$(7,649)	$(7,649)	$(7,649)
Stockholders/members equity at December 31, 2013	5,167	8,165	68,678	30,924	134,513	133,338
Weighted average shares or units outstanding:
Basic and diluted	3,032	50,000	25,936	22,246	32,698	32,698
Basic and diluted earnings per share or unit	(0.66)	(0.24)	(0.29)	(0.34)	(0.23)	(0.23)
Stockholders/members equity per share or unit at December 31, 2013	1.63	0.16	2.65	1.39	4.11	4.08

PER SHARE MARKET PRICE INFORMATION

Hyde Park common stock is currently quoted on NASDAQ under the ticker symbol “HPAC.” On December 3, 2013, the last day for which information was available prior to the date of the public announcement of the signing of the Merger Agreement, the last quoted sales price of HPAC was $10.40. On February 14, 2014, the last quoted sales price of HPAC was $10.49. If the merger is consummated, Hyde Park will seek to delist its common stock from NASDAQ.

There is no public trading market for Santa Maria Energy’s securities or Santa Maria Energy Corporation’s common stock. We intend to apply to list Santa Maria Energy Corporation’s common stock on NASDAQ under the symbol “SMEC.”

The following table sets forth, for the calendar quarters indicated, the quarterly high and low bid information of Hyde Park’s common stock on NASDAQ. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions:

	Hyde Park Common Stock
	High	Low
Fiscal 2014:
First Quarter*	$10.70	$9.82

Fiscal 2013:
Fourth Quarter	$10.60	$10.30
Third Quarter	$10.45	$10.21
Second Quarter	$10.37	$10.20
First Quarter	$10.30	$10.10

Fiscal 2012:	$10.30	$9.50
Fourth Quarter	$10.29	$9.50
Third Quarter**	$10.30	$9.76

*	Through February 14, 2014.
**	Hyde Park closed its initial public offering and its common stock began trading on NASDAQ on August 7, 2012.

Dividend Policy

To date, Hyde Park has not paid any cash dividends on Hyde Park common stock, and Santa Maria Energy has not paid any distributions to its unitholders. Prior to its initial public offering, on October 26, 2011, Hyde Park effected a stock dividend of approximately 0.139 shares for each share of Hyde Park common stock. Any decision by Santa Maria Energy Corporation to pay dividends in the future will be at the discretion of Santa Maria Energy Corporation’s board of directors and will depend upon the operations, cash requirements, legal restrictions (including under the terms of Santa Maria Energy Corporation’s preferred stock) and other factors deemed relevant by Santa Maria Energy Corporation’s board of directors.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in this joint proxy statement/prospectus, before making a decision on the merger proposal or the other proposals presented. As a stockholder of Santa Maria Energy Corporation following the consummation of the merger, you will be subject to all risks inherent in the business of Santa Maria Energy. The market value of your shares will reflect the performance of the business relative to, among other things, that of the competitors of Santa Maria Energy and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in this joint proxy statement/prospectus.

Risks Related to Santa Maria Energy

The risk factors set forth below are not the only risks that may affect Santa Maria Energy’s business. Santa Maria Energy’s business could also be affected by additional risks not currently known to it or that it currently deems to be immaterial. If any of the following risks were actually to occur, Santa Maria Energy’s business, financial condition or results of operations could be materially adversely affected.

Oil and natural gas prices are volatile, and declines in prices could materially and adversely affect Santa Maria Energy’s business, financial condition, results of operations and operating cash flow.

Santa Maria Energy’s future financial condition, revenues, results of operations, rate of growth and the carrying amount of its oil and natural gas properties depend primarily upon the prices it receives for its oil and natural gas production and the prices prevailing from time to time for oil and natural gas. Oil and natural gas prices historically have been volatile, and are likely to continue to be volatile in the future, especially given current geopolitical conditions. This price volatility also affects the amount of cash flow Santa Maria Energy has available for capital expenditures and its ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of factors beyond Santa Maria Energy’s control, including:

•	the level of consumer demand for oil and natural gas;

•	the domestic and foreign supply of oil and natural gas and the productive capacity of the industry as a whole;

•	proximity, availability and capacity of oil and natural gas gathering systems, pipelines, rail cars, other transportation methods and commodity processing and refining facilities;

•	the price and level of imports of foreign oil and natural gas;

•	developments of the energy infrastructure in the United States, including pipelines;

•	the actions of the members of the Organization of Petroleum Exporting Countries (“OPEC”) and their ability to agree to and maintain oil price and production controls;

•	the global and domestic credit, financial and economic environment;

•	domestic and foreign governmental regulations and taxes;

•	the fluctuation of the United States dollar against other currencies;

•	the price and availability of competitors’ oil and natural gas supplies in captive markets and of alternative fuel sources;

•	weather conditions;

•	political and economic conditions, embargoes and political instability, insurgency, terrorism or war in oil and natural gas producing regions, including the Middle East, Africa and South America, or otherwise affecting other oil and natural gas activities;

•	technological advances affecting energy production and consumption;

•	variations between product prices at sales points and applicable index prices;

•	acts of force majeure; and

•	new U.S. federal government approvals for the export of natural gas.

These factors and the volatility of oil and natural gas markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would reduce Santa Maria Energy’s revenues and could also reduce the amount of oil and natural gas that it can produce economically, which could lower its recognized reserve quantities and could materially and adversely affect Santa Maria Energy’s financial condition, results of operations and operating cash flows.

Future oil and natural gas price declines may result in write-downs of the carrying amount of Santa Maria Energy’s assets, which could materially and adversely affect its results of operations and limit its ability to borrow funds.

The value of Santa Maria Energy’s assets depends on oil and natural gas prices. Declines in oil prices and increases in natural gas prices as well as increases in development costs, changes in well performance, delays in asset development or deterioration of drilling results may result in it having to make material downward adjustments to its estimated proved reserves, and accounting rules may require Santa Maria Energy to write-down, and incur a corresponding non-cash charge to earnings, the carrying amount of Santa Maria Energy’s oil and natural gas properties for impairments. A write-down constitutes a non-cash charge to earnings. Santa Maria Energy may incur impairment charges in the future, which could have a material adverse effect on its results of operations for the periods in which such charges are taken.

The borrowing base of Santa Maria Energy’s senior credit facility is subject to semi-annual redeterminations in May and October of each year, based on the value of its oil and natural gas properties, in accordance with the lenders’ customary procedures and practices. Santa Maria Energy and the lenders each have a right to one additional redetermination each year. As of February 14, 2014, the borrowing base under Santa Maria Energy’s senior credit facility was $13.0 million and total lender commitments were $24.0 million. Declines in oil prices or increases in natural gas prices in the future could limit Santa Maria Energy’s borrowing base and reduce its ability to borrow under its senior credit facility. Additionally, divestitures of properties could result in a reduction of its borrowing base.

Santa Maria Energy requires substantial capital expenditures to conduct its operations, engage in acquisition activities and replace its production, and it may be unable to obtain financing on satisfactory terms necessary to execute its operating strategy.

The oil and natural gas industry is capital intensive. Santa Maria Energy requires substantial capital expenditures to conduct its production, development and exploration activities, engage in acquisition activities and replace its production. Historically, Santa Maria Energy has funded its capital expenditures through a combination of cash flows from operations, borrowings under its senior credit facility and the capital markets. Upon receiving the necessary permits, Santa Maria Energy expects to engage in a 110-well expansion in the Orcutt Diatomite (“Orcutt Diatomite”) project in 2014. In addition, Santa Maria Energy plans to continue project development of the Northwest Casmalia Diatomite (“NW Casmalia”) field as well as the Santa Maria Valley Monterey (“Santa Maria Valley”) and the Orcutt Monterey (“Orcutt Monterey”) fields. These planned drilling activities will require significant additional capital. Santa Maria Energy’s initial estimate for its capital budget in 2014 is $120.7 million. Santa Maria Energy’s access to capital is subject to a number of factors, some of which are outside its control. These factors include, among others:

•	its proved reserves;

•	the amount of oil and natural gas Santa Maria Energy is able to produce from existing wells;

•	the prices at which oil and natural gas are sold;

•	the costs to produce oil and natural gas;

•	the market value and performance of Santa Maria Energy’s securities; and

•	the global and domestic credit, financial and economic environment.

If Santa Maria Energy’s cash flows from operations or the borrowing base under Santa Maria Energy’s senior credit facility decrease as a result of lower oil prices or higher natural gas prices, operating difficulties, declines in reserves or for any other reason, Santa Maria Energy may have limited ability to obtain the capital necessary to sustain its operations at current levels. Santa Maria Energy Corporation expects to use the proceeds from the Private Equity Financing (as defined elsewhere in this joint proxy statement/prospectus) to fund Santa Maria Energy’s drilling activities. Santa Maria Energy Corporation may not receive sufficient proceeds from the Private Equity Financing to fund its drilling activities, or may not be able to complete the Private Equity Financing or another private placement on favorable terms or at all. Further, its senior credit facility places certain restrictions on its ability to obtain new financing, and Santa Maria Energy may not be able to obtain new financing on terms favorable to it, or at all. In the event that Santa Maria Energy is only able to raise the $40 million minimum required to complete the merger, it would significantly modify its capital expenditure program. If cash generated by operations, the proceeds from the Private Equity Financing or borrowings under Santa Maria Energy’s senior credit facility are not sufficient to meet its capital requirements, the failure to obtain additional financing could result in a curtailment of its development and exploration activities, which in turn could lead to a possible loss of properties and a decline in its oil and natural gas reserves as well as materially adversely affect its financial condition, results of operations and operating cash flows.

The actual quantities and present values of Santa Maria Energy’s proved oil and natural gas reserves may be less than it has estimated.

It is not possible to measure underground accumulations of oil or natural gas in an exact way. Estimating accumulations of oil and natural gas is a complex process that relies on interpretations of available geologic, geophysical, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions, such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds, some of which are mandated by the SEC.

Actual future production, oil and natural gas prices, revenues, production taxes, development expenditures, operating expenses and quantities of producible oil and natural gas reserves will most likely vary from those estimated. Any significant variance could materially and adversely affect the estimated quantities of and present values related to Santa Maria Energy’s proved reserves, and the actual quantities and present values may be less than it has previously estimated. In addition, Santa Maria Energy may adjust estimates of proved reserves to reflect production history, results of development and exploration activities, prevailing oil and natural gas prices, costs to develop and operate properties and other factors, many of which are beyond its control. Its properties may also be susceptible to hydrocarbon drainage from production on adjacent properties.

Further, it should not be assumed that any present value of future net cash flows from Santa Maria Energy’s estimated proved reserves represents the market value of its estimated oil and natural gas reserves. Santa Maria Energy bases the estimated discounted future net cash flows from its estimated proved reserves on first-day-of-month average oil and natural gas prices for the twelve-month period preceding the estimate and on costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Actual future net revenues will be affected by factors such as the amount and timing of actual development expenditures, the rate and timing of production and changes in governmental regulations or taxes. In addition, the 10% discount factor used when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates currently in effect and risks associated with Santa Maria Energy’s oil and natural gas properties or the industry in general.

Approximately 86.7% of Santa Maria Energy’s total estimated proved reserves at December 31, 2013 were undeveloped, and those reserves may not ultimately be developed.

Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. Santa Maria Energy’s reserve estimates include the assumption that it will make significant capital expenditures to develop these undeveloped reserves and the actual costs, development schedule and results associated with these properties may not be as estimated. Santa Maria Energy’s management has specifically identified and scheduled drilling locations as an estimation of its future drilling activities on its existing acreage. These identified drilling locations represent a significant part of Santa Maria Energy’s growth strategy. Its ability to drill and develop these locations depends on a number of uncertainties, including the availability of capital, seasonal conditions, access rights and constraints, regulatory approvals, oil and natural gas prices, costs and drilling results. Because of these uncertainties, Santa Maria Energy does not know if the numerous non-proved drilling locations it has identified will ever be drilled or if it will be able to produce oil or natural gas from these or any other non-proved potential drilling locations. As such, Santa Maria Energy’s actual drilling activities may materially differ from those presently identified, which could materially and adversely affect its financial condition, results of operations and operating cash flows.

Santa Maria Energy depends on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The rate of decline will change if production from Santa Maria Energy’s existing wells declines in a different manner than it has estimated. Its future oil and natural gas production is, therefore, highly dependent on its level of success in finding or acquiring additional reserves and efficiently developing and exploiting current reserves. Santa Maria Energy may not be able to develop, find or acquire additional reserves to replace its current and future production at acceptable costs. Unless Santa Maria Energy replaces its oil and natural gas reserves, its reserves and production will decline, which would materially and adversely affect its business, financial condition and results of operations and operating cash flows.

Market conditions or operational impediments may hinder Santa Maria Energy’s access to oil and natural gas markets or delay its production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder Santa Maria Energy’s access to oil and natural gas markets or delay its production. The availability of a ready market for its oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines, rail transportation and terminal facilities. Santa Maria Energy’s ability to market its production depends in substantial part on the availability and capacity of gathering systems, pipelines, processing facilities, trucking and rail capability and refineries owned and operated by third parties. It may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of oil and natural gas pipelines, gathering system capacity, storage capacity, processing facilities or refineries. Decreased access to oil and natural gas markets or access to such markets on unacceptable terms could result in increased costs, decreased margins, decreased production, or other factors which could materially and adversely affect Santa Maria Energy’s business, financial condition and results of operations and operating cash flows.

The inability of one or more of Santa Maria Energy’s customers to meet their obligations or a decision by its significant customers to stop purchasing from Santa Maria Energy may adversely affect its financial results.

Santa Maria Energy has significant concentrations of credit risk with the purchasers of its oil and natural gas. For example, all of Santa Maria Energy’s oil production is currently sold to one purchaser, Phillips 66 Company (“Phillips 66”), in California. If Phillips 66 decided not to purchase production from Santa Maria

Energy, then Santa Maria Energy may have difficulty finding other purchasers for its production on favorable terms or at all. If the purchasers of its oil and natural gas become insolvent, Santa Maria Energy may be unable to collect amounts owed to it, which could materially and adversely affect its financial condition, results of operations and operating cash flows.

Drilling is a high-risk activity, and as a result, Santa Maria Energy may not adhere to its proposed drilling schedule or its drilling program may not result in commercially productive reserves.

Santa Maria Energy’s future success will partly depend on the success of its drilling program. Although Santa Maria Energy has identified or budgeted for numerous drilling prospects, it may not be able to lease or drill those prospects within its expected time frame, or at all. Santa Maria Energy’s decisions to explore, develop or otherwise exploit prospects or properties will depend on a number of factors, including:

•	results of its exploration efforts and the acquisition, review and analysis of seismic data, if any;

•	availability of sufficient capital resources to Santa Maria Energy and any other participants for the drilling of the prospects;

•	approval of the prospects by other participants after additional data has been compiled;

•	economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability and prices of drilling rigs and crews;

•	availability of leases, license options, farm-outs, other rights to explore and permits on reasonable terms for the prospects;

•	overruns in budgeted expenditures and future costs of drilling and completing wells; and

•	regulatory entitlement to drill and develop its assets.

Additionally, Santa Maria Energy’s drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	well integrity issues and/or surface expressions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	changes in regulations;

•	compliance with governmental or landowner requirements;

•	disputes with mineral interest or surface owners and access constraints or limitations on surface use on or near its operating areas;

•	loss of title or other title related issues;

•	availability, capacity, costs and contractual terms with respect to pipelines, rail transportation and facilities to gather, process, compress, transport and market oil and natural gas; and

•	shortages or delays in the availability of drilling rigs and the delivery of equipment and/or services, including experienced labor.

Santa Maria Energy’s drilling plans require discretionary approvals and drilling permits from state, local and other governmental authorities. Delays in obtaining regulatory approvals and drilling permits, including delays which jeopardize Santa Maria Energy’s ability to realize the potential benefits from leased properties within the applicable lease periods, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material and adverse effect on its ability to explore on or develop its properties.

Shortages of oilfield equipment, services and qualified personnel could delay Santa Maria Energy’s drilling program and increase the prices it pays to obtain such equipment, services and personnel.

The demand for qualified and experienced field personnel to drill wells and conduct field operations such as geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling and workover rigs, pipe and other oilfield equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate demand and result in increased prices for drilling and workover rigs, crews and associated supplies, equipment and services. It is beyond Santa Maria Energy’s control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. The availability of drilling rigs can vary significantly from region to region at any particular time. Although land drilling rigs can be moved from one region to another in response to changes in levels of demand, an undersupply of rigs in any region may result in drilling delays and higher drilling costs for the rigs that are available in that region. These types of shortages or price increases could restrict Santa Maria Energy’s ability to drill planned wells, conduct planned operations, or could otherwise materially and adversely affect its financial condition, results of operations and operating cash flows. In addition, California regulatory authorities require more stringent standards on drilling rigs which decreases the ability to move rigs into California from other areas of the country.

The geographic concentration and other characteristics of Santa Maria Energy’s oil reserves may have a negative effect on its ability to sell its production.

All of Santa Maria Energy’s reserves are located in California. Any regional events, including price fluctuations, natural disasters and restrictive regulations that increase costs, reduce availability of equipment or supplies, reduce demand or limit its production, may impact its operations more than if its reserves were more geographically diversified. California oil production is, on average, heavier than premium grade light oil and the margin (sales price minus production costs) is generally less than that of lighter oil sales due to the processes required to refine this type of oil and the transportation requirements. As such, the effect of material price decreases will more adversely affect the profitability of heavy oil production compared with lighter grades of oil.

A shortage of natural gas or increase in the price of natural gas in California could materially and adversely affect Santa Maria Energy’s business.

The development of Santa Maria Energy’s Diatomite oil projects in California are subject to its ability to make sufficient quantities of steam at an economic cost. Santa Maria Energy may be subject to the risks associated with a shortage of natural gas and/or the transportation of natural gas into and within California. Santa Maria Energy is highly dependent on sufficient volumes of natural gas necessary to use for fuel in generating steam in its Diatomite oil operations in California. If the required volume of natural gas for use in its operations were to be unavailable or too highly priced to produce Diatomite oil economically, its production could be materially and adversely impacted.

Santa Maria Energy may be unable to make attractive acquisitions or successfully integrate acquired operations, and any inability to do so may disrupt its business and hinder its ability to grow.

Santa Maria Energy’s business strategy has emphasized growth through strategic acquisitions. It may not be able to continue to identify properties for acquisition or it may not be able to make acquisitions on terms that it considers economically acceptable. There is intense competition for acquisition opportunities in the industry.

Competition for acquisitions may increase the cost of, or cause Santa Maria Energy to refrain from completing, acquisitions. Santa Maria Energy’s strategy of completing acquisitions is dependent upon, among other things, its ability to obtain debt and equity financing and, in some cases, regulatory approvals. If Santa Maria Energy is unable to achieve strategic acquisitions, its ability to replace reserves and production and growth may be impaired, thus impacting its financial condition, results of operations, operating cash flows and reserves. In addition, Santa Maria Energy may have difficulty integrating the operations, systems, management and other personnel and technology of acquired assets or businesses with its own. These difficulties could disrupt its ongoing business, distract management and employees, increase its expenses and adversely affect its results of operations. In addition, Santa Maria Energy may incur additional debt or issue additional equity to pay for any future acquisitions, which issuances may be substantial and could significantly affect its liquidity, ability to service debt and risk profile. Significant acquisitions or other transactions could change or alter the character of Santa Maria Energy’s operations and business if the character of acquired properties is different from that of its current properties.

Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities.

Santa Maria Energy’s recent growth is due in part to acquisitions of properties with additional development potential and properties with production at acquisition but significant growth potential, and it expects acquisitions will continue to contribute to its future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond Santa Maria Energy’s control. These factors include: recoverable reserves, exploration potential, future oil and natural gas prices, operating costs, production taxes, access and development rights and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with Santa Maria Energy’s assessments, it performs a review of the acquired properties. However, such a review will not reveal all existing or potential problems. In addition, Santa Maria Energy’s review may not allow it to become sufficiently familiar with the properties, and Santa Maria Energy does not always discover structural, subsurface, environmental and access problems that may exist or arise. Santa Maria Energy’s review prior to signing a definitive purchase agreement may be even more limited.

There may be threatened or contemplated claims against the assets or businesses Santa Maria Energy acquires related to environmental, title, regulatory, tax, contract, litigation or other matters of which it is unaware, which could materially and adversely affect its production, revenues and results of operations. Santa Maria Energy may not be entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, on acquisitions. It may acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. If material breaches are discovered by Santa Maria Energy prior to closing, it could require adjustments to the purchase price or, if the claims are significant, Santa Maria Energy or the seller may have a right to terminate the agreement. If Santa Maria Energy fails to discover breaches or defects prior to closing, it may incur significant unknown liabilities, including environmental liabilities, for which it would have limited or no contractual remedies or insurance coverage.

Santa Maria Energy may incur losses as a result of title deficiencies.

Santa Maria Energy acquires working and revenue interests in the oil and natural gas leases and estates upon which it will perform its exploration activities from third parties, or directly from the mineral fee owners. The existence of a material title deficiency can reduce the value or render a property worthless, thus materially and adversely affecting Santa Maria Energy’s financial condition, results of operations and operating cash flow. Title insurance covering mineral leaseholds is not always available, and when available is not always obtained. In cases involving material title problems, the amount paid for affected oil and natural gas leases or estates can be generally lost, and a prospect can become undrillable.

Santa Maria Energy may incur material losses and be subject to material liability claims as a result of its oil and natural gas operations. In addition, it may not be insured for, or its insurance may be inadequate to protect it against, these risks.

Oil and natural gas operations are subject to many risks, including fires, explosions, well blowouts, surface expressions, uncontrollable flows of oil and natural gas, formation water or drilling fluids, adverse weather, freezing conditions, natural disasters, pipe or cement failures, casing collapse, embedded oilfield drilling and service tools, formations with abnormal pressures, major equipment failures, including cogeneration facilities, pollution, releases of toxic gas and other environmental risks and hazards. The occurrence of these events could also impact other parties within the area of Santa Maria Energy’s operations, including its employees, employees of its contractors and neighbors, leading to injuries, death, environmental damage, property damage, or suspension of operations. As a result, Santa Maria Energy faces the possibility of liabilities from these events that could adversely affect its business, financial condition or results of operations as well as regulatory actions and adverse publicity that could lead to delays in or cessation of its operations in the affected area and loss of related assets or revenues.

Under certain circumstances, Santa Maria Energy may be liable for environmental damage caused by previous owners or operators of properties that it owns, leases or operates. As a result, Santa Maria Energy may incur material liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions, or cause it to incur losses.

Santa Maria Energy maintains insurance against some, but not all, of these potential risks and losses. Santa Maria Energy may elect not to obtain insurance if it believes that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. Santa Maria Energy currently has insurance policies covering its operations that include coverage for general liability, excess liability, physical damage to its oil and natural gas properties, operational control of wells, oil pollution, third-party liability, workers’ compensation and employers’ liability and other coverage. There can be no assurance that its operations will not expose Santa Maria Energy to liabilities exceeding such insurance coverage or to liabilities not covered by insurance. The occurrence of an event not fully covered by insurance could materially and adversely affect Santa Maria Energy’s financial condition, results of operations and operating cash flows.

Execution of derivative contracts for a portion of its oil production and natural gas consumption exposes Santa Maria Energy to the risk of financial loss and may result in it making cash payments or prevent it from receiving the full benefit of increases in oil prices or decreases in natural gas prices, causing volatility in its reported earnings.

Santa Maria Energy uses derivative instruments to manage its commodity price risk for a portion of its oil production and natural gas consumption. This practice may prevent Santa Maria Energy from receiving the full advantage of increases in oil prices above the maximum fixed amount specified in its derivative contracts or, conversely, receive the full benefit of decreases in natural gas prices below the maximum fixed amount specified in its derivative contracts. The derivative instruments also expose it to the risks of financial loss in a variety of circumstances, including when:

•	a counterparty to the derivative contract is unable to satisfy its obligations;

•	production is delayed or less than expected;

•	consumption of natural gas is delayed or less than expected; or

•	there is an adverse change in the expected differential between the underlying price in the derivative instrument and actual prices received for Santa Maria Energy’s production.

The level of derivative activity depends on Santa Maria Energy’s view of market conditions, available derivative prices and Santa Maria Energy’s operating strategy.

See Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk” for a summary of Santa Maria Energy’s current derivative positions. Since all of its derivative contracts are accounted for using mark-to-market accounting, Santa Maria Energy expects continued volatility in derivative gains or losses on its income statement as changes occur in the ICE price index.

The adoption of derivatives legislation by Congress, and implementation of that legislation by federal agencies, could adversely impact Santa Maria Energy’s ability to engage in commodity price risk management activities.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act creates a new regulatory framework for federal oversight of derivatives transactions by the U.S. Commodity Futures Trading Commission, or CFTC, and the SEC and requires the CFTC, the SEC and other regulatory agencies to promulgate rules and regulations implementing the legislation, which they have done since late 2010 and are expected to continue to do well into 2014. From late 2010 and continuing to the present date, the CFTC has introduced dozens of proposed rules and has promulgated numerous final rules based on those proposals. The effect of the proposed and final rules and any additional regulations on Santa Maria Energy’s business is not yet entirely clear, but the costs of derivatives-based hedging for commodities will likely increase for all market participants.

The new regulations may require Santa Maria Energy to comply with certain margin requirements for its over-the-counter derivative contracts with certain CFTC- or SEC-registered entities. This may make it necessary for Santa Maria Energy to enter into credit support documentation and/or post significant amounts of cash collateral, which could adversely affect Santa Maria Energy’s liquidity and ability to use derivatives to hedge its commercial price risk; however, the proposed margin rules are not yet final and therefore the application of those provisions to Santa Maria Energy is uncertain at this time. The Dodd-Frank Act also contemplates that where appropriate in light of outstanding exposures, trading liquidity and other factors, swaps (broadly defined to include most hedging instruments other than futures) will be required to be cleared through a registered clearing facility and traded on a designated exchange or swap execution facility. On July 19, 2012, the CFTC adopted final regulations to govern the exception to the clearing requirement available to swap counterparties meeting certain conditions under the Commodity Exchange Act, as amended by the Dodd-Frank Act. This exception provides that the clearing requirement shall not apply to a swap if one of the counterparties to the swap (i) is not a financial entity, (ii) is using swaps to hedge or mitigate commercial risk and (iii) notifies the CFTC how it generally meets its financial obligations associated with entering into non-cleared swaps, the requirements together referred to as the “End-user Exception.” Although Santa Maria Energy believes that its trades will generally qualify for the End-user Exception, its derivatives counterparties for uncleared trades will be subject to new compliance and capital, margin and business conduct standards and any of their trades may also be subject to the clearing requirement which could have a material impact on Santa Maria Energy’s hedging activities resulting from increased transaction costs. Rules promulgated under the Dodd-Frank Act further defined forwards as well as instances where forwards may become swaps. Because the CFTC rules, interpretations, no-action letters and case law are still developing, it is possible that some arrangements that previously qualified as forwards, spots or energy service contracts may fall in the regulatory category of swaps or options. In addition, the CFTC’s rules applicable to trade options may further impose burdens on Santa Maria Energy’s ability to conduct its traditional hedging program and could become subject to CFTC investigations in the future.

A widening of commodity differentials may materially and adversely impact Santa Maria Energy’s revenues and its economics.

The oil and natural gas Santa Maria Energy produces, or the natural gas it consumes, is priced in local markets where production occurs and is based on local or regional supply and demand factors as well as other local market dynamics, such as regional storage capacity and transportation. The prices that Santa Maria Energy receives for its oil and natural gas production are generally, but not always, lower than the relevant benchmark prices, such as NYMEX or Brent, that are used for calculating commodity derivative positions. The difference between the benchmark price and the price it receives is called a differential.

Santa Maria Energy may be unable to accurately predict oil and natural gas differentials, which may widen significantly in the future. Numerous factors may influence local commodity pricing, such as refinery capacity, pipeline takeaway capacity and specifications, localized storage capacity, upsets in the midstream or downstream sectors of the industry, trade restrictions and governmental regulations. Santa Maria Energy may be materially and adversely impacted by a widening differential on the products it sells. Santa Maria Energy’s commodity hedging contracts are typically based on Brent or other oil or natural gas index prices. As a result, it may be subject to “basis risk” if the differential on products it sells widens from the benchmarks used in its commodity hedging contracts. Additionally, regional capacity and storage issues may cause benchmark prices to become disconnected from regional oil and natural gas prices which may materially and adversely affect its ability to hedge using contracts based on such indices. Insufficient pipeline capacity, storage capacity or trucking or rail transportation capability and the lack of demand in any given operating area may cause the differential to widen in that area compared to other oil and natural gas producing areas. Increases in the differential between benchmark prices for oil and natural gas and the wellhead price Santa Maria Energy receives could materially and adversely affect its financial condition, results of operation and operating cash flows.

Under the “full cost” accounting method, Santa Maria Energy reviews the carrying value of its oil and natural gas properties quarterly.

Under “full cost” accounting rules, for each cost center, capitalized costs of oil and natural gas properties (net of accumulated depreciation, depletion and amortization and related deferred income taxes) may not exceed a “ceiling” equal to:

•	the present value, discounted at 10%, of estimated future net cash flows from proved oil and natural gas reserves, net of estimated future income taxes; plus

•	the cost of unproved properties not being amortized; plus

•	the lower of cost or estimated fair value of unproved properties included in the costs being amortized (net of related tax effects).

These rules generally require that Santa Maria Energy price its future oil and natural gas production at the trailing twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials. Prior to the new rules, Santa Maria Energy was required to price its future oil and natural gas production at prices in effect at the end of each fiscal quarter. Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including derivative contracts that qualify and are designated for hedge accounting treatment. The derivative instruments Santa Maria Energy has in place are not classified as hedges for accounting purposes. The rules require an impairment if Santa Maria Energy’s capitalized costs exceed this “ceiling.” The revised pricing in ceiling test impairment calculations may cause results that are not indicated by market conditions existing at the end of an accounting period. For example, in periods of increasing oil and natural gas prices, the use of a twelve-month average price in the ceiling test calculation may result in impairment when the use of the single-day quarter-end price would not. Conversely, in times of declining prices, ceiling test calculations may not result in an impairment that would be reported had the lower single-day quarter-end prices been used.

Changes to current income tax laws may affect Santa Maria Energy’s ability to take certain deductions.

Substantive changes to the existing federal income tax laws have been proposed that, if adopted, would affect, among other things, Santa Maria Energy’s ability to take certain deductions related to its operations, including depletion deductions, deductions for intangible drilling and development costs and deductions for United States production activities. These changes, if enacted into law, could materially and adversely affect Santa Maria Energy’s financial condition, results of operations and operating cash flows.

Competition within the oil and natural gas industry is intense and may materially and adversely affect Santa Maria Energy’s operations.

Santa Maria Energy operates in a highly competitive environment. It competes with major and independent oil and natural gas companies in acquiring desirable oil and natural gas properties and in obtaining the equipment and labor required to develop and operate such properties. Santa Maria Energy also competes with major and independent oil and natural gas companies in the marketing, sale and/or purchase of oil and natural gas, including those located in or with operations in California. Many of its competitors are larger, fully integrated energy companies that have financial, staff and other resources substantially greater than Santa Maria Energy’s, may be less leveraged than Santa Maria Energy and have a lower cost of capital. As a result, its competitors may have greater access to capital and may be able to pay more for development prospects and producing properties, or evaluate and bid for a greater number of properties and prospects than Santa Maria Energy’s financial and staffing resources permit. Santa Maria Energy’s competitors may be able to expend greater resources on changing technologies that are increasingly important to efficiency and success in the industry and may also have a greater ability to continue drilling activities during periods of low oil and natural gas prices or to absorb the burden of present and future federal, state, local and other laws and regulations. Also, international developments and potentially improving economics of oil exploration may influence other companies to increase their domestic oil and natural gas exploration. From time to time, Santa Maria Energy has to compete with financial investors in the property acquisition market, including private equity sponsors with more funds and access to additional liquidity. Many of these competitors have financial and other resources substantially greater than does Santa Maria Energy.

During 2013, the oil and natural gas exploration and production industry experienced continued strong demand for drilling services and supplies which resulted in increasing costs. Factors affecting competition in the industry include price, location of drilling, availability of drilling prospects and drilling rigs, pipeline capacity, quality of production and volumes produced. In addition, oil and natural gas producers are increasingly facing competition from providers of alternative energy, and government policy may favor those competitors in the future. Santa Maria Energy can give no assurance that it will be able to compete effectively in the future, which could materially and adversely affect its financial condition, results of operations and operating cash flows.

Santa Maria Energy may not be able to keep pace with technological developments in the oil and natural gas industry.

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As Santa Maria Energy’s competitors use or develop new technologies, Santa Maria Energy may be placed at a competitive disadvantage, and competitive pressures may force it to implement those new technologies at substantial cost. In addition, other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to utilize technological advantages and may in the future allow them to implement new technologies before Santa Maria Energy can. Santa Maria Energy may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies that Santa Maria Energy uses now or in the future were to become obsolete or if Santa Maria Energy were unable to use the most advanced commercially available technology, its business, financial condition and results of operations could be materially adversely affected.

Santa Maria Energy’s oil and natural gas operations are subject to various environmental and other governmental laws and regulations that may materially affect its operations.

Santa Maria Energy’s oil and natural gas operations are subject to extensive U.S. federal, state and local laws and regulations. These laws and regulations may be changed in response to economic, political or other conditions. There can be no assurance that present or future regulations will not materially and adversely affect its business and operations. Matters subject to regulation include the following:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	limit or prohibit drilling activities on lands lying within environmentally sensitive areas, wetlands and other protected areas;

•	discharge permits for drilling operations;

•	reports concerning operations;

•	well spacing;

•	unitization and pooling of properties; and

•	taxation.

Part of the regulatory environment includes state requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing exploration and production activities. In addition, Santa Maria Energy’s activities are subject to federal regulation of conservation practices. These regulations affect Santa Maria Energy’s operations, increase its costs of exploration and production and limit the quantity of oil and natural gas that it can produce and market. A major risk inherent in Santa Maria Energy’s drilling plans is the need to obtain discretionary permits from state and local authorities. Delays in obtaining regulatory approvals, drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on Santa Maria Energy’s ability to explore on or develop its properties. Additionally, the oil and natural gas regulatory environment could change in ways that might substantially increase Santa Maria Energy’s financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect its profitability. Furthermore, these additional costs may put Santa Maria Energy at a competitive disadvantage compared to larger companies in the industry which can spread such additional costs over a greater number of wells and larger operating staff.

Many of the laws and regulations to which Santa Maria Energy’s operations are subject focus on the protection of the environment, including those governing the discharge of materials into the water and air, the generation, management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. Santa Maria Energy may be required to incur material operating costs or significant additional capital expenditures in order to comply with environmental regulations and in connection with obtaining and maintaining construction and operating permits and approvals from federal, state and local regulatory agencies. The costs related to compliance with environmental regulations could include costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with regulatory reporting requirements. Santa Maria Energy could also incur material costs, including clean-up costs, fines and civil and criminal sanctions and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations. Such laws and regulations not only expose Santa Maria Energy to liability for its own activities, but may also expose it to liability for the conduct of others or for actions by Santa Maria Energy that were in compliance with all applicable laws at the time those actions were taken. Some of Santa Maria Energy’s California fields have been in operation for more than 100 years, and current or future local, state and federal environmental and other laws and regulations may require substantial expenditures to remediate the properties or to otherwise comply with these laws and regulations.

Failure to comply with these laws and regulations may result in the suspension or termination of Santa Maria Energy’s operations and subject it to administrative, civil and criminal penalties. In addition, changes in interpretations of or enforcement of existing laws may cause Santa Maria Energy to incur substantial expenditures. Operating in densely populated regions may expose Santa Maria Energy to additional risk of regulation, as well as claims by property owners and others affected by such operations. See “Additional Information About Santa Maria Energy—Regulations” for additional information on the effect of environmental laws and regulations and for more detail on both current and potential governmental regulation.

Regulations related to global warming and climate change could have an adverse effect on Santa Maria Energy’s operations and the demand for oil and natural gas.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as greenhouse gases (“GHG”), may be contributing to the warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of refined oil products and natural gas, are examples of GHGs. From time to time the U.S. Congress has considered climate-related legislation to reduce emissions of GHGs. On December 15, 2009, the Environmental Protection Agency (“EPA”) published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the Earth’s atmosphere and other climate changes. Based on these findings, the agency has begun adopting and implementing regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted rules that require a reduction in emissions of GHGs from motor vehicles as well as rules that regulate emissions of GHGs from certain large stationary sources under the Prevention of Significant Deterioration and Title V permitting programs. On June 26, 2012, the U.S. Circuit Court for the District of Columbia upheld EPA’s GHG regulations; petitions for review by the U.S. Supreme Court were due in April 2013, and in October 2013 the Supreme Court accepted the case and decided to review the appellate court ruling. In addition, on November 30, 2010, the EPA published final regulations expanding the existing GHG monitoring and reporting rule to include onshore and offshore oil and natural gas production and onshore oil and natural gas processing, transmission, storage and distribution facilities. These requirements became applicable in 2012 for emissions occurring in 2011, although industry groups have filed suit challenging certain provisions of the rules and are engaged in settlement negotiations to amend and correct the rules.

In addition, many states have developed measures to regulate emissions of GHGs, primarily through the planned development of GHG emissions inventories and/or regional GHG Cap and Trade programs. In California, for example, the California Air Resources Board (“CARB”) has developed regulations pursuant to Assembly Bill 32, the California Global Warming Solutions Act, that are intended to achieve an overall reduction in GHG emissions to 1990 levels, an approximate 15% reduction by 2020. Because Santa Maria Energy’s Diatomite operations are expected to emit GHGs in excess of 25,000 metric tons per year, various of its operations will be subject to the requirements of this program. In October 2011, CARB adopted the final Cap and Trade regulation which implemented the Cap and Trade Program under Assembly Bill 32. The regulation established three separate three-year compliance periods as follows: 2012 to 2014, 2015 to 2017 and 2018 to 2020. The regulation required regulated entities to “true up” their emission offset obligations by the end of each three-year obligation period. Compliance with these regulations will require companies to periodically secure instruments known as offsets and allowances, each of which is equal to one metric ton of emissions under the Cap and Trade program. The price of these instruments will vary in accordance with market conditions. The total amount of instruments Santa Maria Energy owes will vary annually based on the total GHG emissions registered in any one year and the number of “free allowances” issued by CARB annually. These regulations increase Santa Maria Energy’s costs for those operations and adversely affect Santa Maria Energy’s operating results. The EPA has also adopted regulations imposing permitting and best available control technology requirements on the largest GHG stationary sources, regulations requiring reporting of GHG emissions from certain facilities and is considering additional regulation of GHGs as “air pollutants” under the existing federal Clean Air Act. Santa Maria Energy could incur material expenditures complying with environmental laws and regulations, including future environmental laws and regulations that may be more stringent, including, for example, the regulation of GHG emissions under new federal legislation, the federal Clean Air Act, or state or regional regulatory programs. See “Additional Information About Santa Maria Energy—Regulation—Regulation of Environmental and Occupational Safety and Health Matters—Climate Change” for more detail.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on Santa Maria Energy’s financial condition, results of operations and operating cash flows.

Regulations related to well stimulation techniques could delay or increase costs of Santa Maria Energy’s Monterey operations.

On September 20, 2013, Governor Jerry Brown approved Senate Bill 4 (“SB 4”), which imposes requirements on oil and natural gas well operators and suppliers with respect to certain well stimulation techniques, including hydraulic fracturing and acid jobs. The purpose of SB 4 is to allow “transparency and accountability to the public regarding well stimulation treatments…and the handling, processing, and disposal of well stimulation and related wastes.” SB 4 requires well operators to apply for a valid permit from the State of California’s Division of Oil, Gas & Geothermal Resources (the “Division”) before performing or repeating any well stimulation treatments.

The Division, in consultation with various agencies including the State of California’s Department of Toxic Control Substances and the Department of Resources Recycling and Recovery, must adopt rules and regulations specific to well stimulation treatments on or before January 1, 2015. The rules and regulations will require full disclosure of the composition and disposition of the well stimulation fluids, including a detailed list of the well stimulation fluid’s chemical composition, in addition to landowner notification and groundwater and air quality monitoring. In the event that an operator wishes to engage in well stimulation treatment before the Division has finalized the rules and regulations, the Division shall grant the entity permission, assuming multiple conditions are met, including that all well stimulation treatment activities conform to Article 3 of the Public Resources Code through a permitting process. While Santa Maria Energy does not employ the hydraulic fracturing technique, it may use other well stimulation techniques regulated by SB 4 in its Monterey operations. SB 4 establishes additional levels of regulation at the state level that could lead to operational delays and increased operating costs. These delays could be more pronounced prior to the adoption of the final rules and regulations. The adoption of legislation and/or regulations at the federal and local level could impose further chemical disclosure or other regulatory requirements that would increase costs of Santa Maria Energy’s operations and cause additional delays in acquiring regulatory approvals to drill and complete wells.

The loss of key personnel could materially and adversely affect Santa Maria Energy’s business.

Santa Maria Energy depends to a large extent on the efforts and continued employment of its executive management team and other key personnel. The loss of the services of these or other key personnel could materially and adversely affect its business, and Santa Maria Energy does not maintain key man insurance on the lives of any of these persons. Santa Maria Energy’s drilling success and the success of other activities integral to its operations will depend, in part, on its ability to attract, compensate and retain experienced geologists, engineers, landmen and other professionals. Competition for many of these professionals is intense. If Santa Maria Energy cannot attract, compensate and retain experienced technical personnel and other professionals, its ability to compete could be harmed.

Interruptions in information technology systems and infrastructure could materially and adversely affect Santa Maria Energy’s business.

Santa Maria Energy’s business is increasingly dependent on information technology systems to conduct exploration, development and production activities. System failures, network disruptions and breaches of data security could lead to data corruption, communication interruption or other operational disruptions in its exploration or production operations. In addition, the oil and natural gas distribution and transportation systems on which Santa Maria Energy relies to deliver its production to market, or from which it supplies its operations, depends upon information technology systems and infrastructure. Cyber-attacks directed at the oil and natural gas industry could damage distribution and storage assets or the environment, delay or prevent delivery of production to markets and make it difficult or impossible to accurately account for production and settle transactions. There can be no assurance that a system failure, network disruption or data security breach will not have a material adverse effect on its business, financial condition, results of operations and operating cash flows. Further, as technology continues to evolve, Santa Maria Energy may be required to expend significant additional resources to modify or enhance its protective measures or to investigate and remediate any vulnerabilities.

Santa Maria Energy’s senior credit facility has substantial restrictions and financial covenants and it may have difficulty obtaining additional credit, which could adversely affect its operations. Santa Maria Energy’s lenders can unilaterally reduce its borrowing availability based upon their assessment of oil and natural gas prices and production projections.

Santa Maria Energy depends on its senior credit facility for future capital needs. The terms of the agreement governing its senior credit facility require Santa Maria Energy to comply with certain financial covenants and ratios. Santa Maria Energy’s ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flows from operations and events or circumstances beyond its control. Santa Maria Energy’s failure to comply with any of the restrictions and covenants under the senior credit facility or other debt financing could result in a default under those facilities, which could cause all of its existing indebtedness to be immediately due and payable.

The senior credit facility limits the amounts Santa Maria Energy can borrow to an available amount, which is based upon the Kayne Guaranty, which will be terminated in connection with the consummation of the merger, and a borrowing base amount. The borrowing base amount is determined by the lenders in their sole discretion based upon projected revenues from the oil properties securing the indebtedness under the senior credit facility. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under Santa Maria Energy’s senior credit facility. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or Santa Maria Energy must pledge additional oil and natural gas properties as collateral. Santa Maria Energy does not currently have any substantial properties that are not already pledged as collateral under the senior credit facility, and it may not have the financial resources in the future to make any mandatory principal prepayments required under the senior credit facility. Santa Maria Energy’s inability to borrow additional funds under its senior credit facility could limit Santa Maria Energy’s ability to make capital expenditures to conduct its production, development and exploration activities, engage in acquisition activities and replace its production and thereby adversely affect its operations and its financial results.

Santa Maria Energy’s senior credit facility imposes restrictions on it that may limit the discretion of management in operating its business. That, in turn, could impair its ability to meet its obligations.

Santa Maria Energy’s senior credit facility contains various restrictive covenants that limit management’s discretion in operating its business. In particular, these covenants limit its ability to, among other things:

•	incur additional debt;

•	make certain investments or pay distributions on its equity securities, or purchase, redeem or retire equity securities;

•	sell assets, including equity interests in restricted subsidiaries;

•	restrict distributions or other payments by restricted subsidiaries;

•	create or incur liens; and

•	enter into transactions with affiliates.

Santa Maria Energy’s senior credit facility also requires it to maintain specified financial ratios and satisfy certain financial tests. These covenants have an adverse impact on its ability to finance its future operations or capital needs. Santa Maria Energy’s ability to comply with these covenants may be affected by circumstances and events beyond its control, such as prevailing economic conditions and changes in regulations. A breach of any of these covenants, which is not waived by the lenders, could result in a default under the senior credit facility. If there were an event of default under the senior credit facility, the affected creditors could cause all amounts borrowed under the facility to be due and payable immediately. Additionally, if Santa Maria Energy fails to repay indebtedness under the senior credit facility when it becomes due, the lenders under the senior credit facility could foreclose on the assets that Santa Maria Energy has pledged as collateral under the senior credit facility. Santa Maria Energy’s assets and cash flow might not be sufficient to repay its outstanding debt in the event of a default or a borrowing base deficiency. The occurrence of such an event would adversely affect Santa Maria Energy’s operations and results of operations.

The Kayne Investors beneficially own enough preferred units and common units to ensure approval of the merger proposal, and their interests in the merger and Santa Maria Energy’s business may be different from those of Santa Maria Energy’s other unitholders.

The Kayne Investors beneficially own enough preferred units and common units to ensure approval of the Santa Maria Energy merger proposal. This concentration of control could be disadvantageous to Santa Maria Energy’s other unitholders with interests different from those of the Kayne Investors. As of the record date for the special meeting, the Kayne Investors beneficially owned all of Santa Maria Energy’s outstanding preferred units and approximately 30% of Santa Maria Energy’s outstanding common units. Please read “Beneficial Ownership of Securities—Security Ownership of Certain Beneficial Owners and Management of Santa Maria Energy.” Pursuant to Santa Maria Energy’s amended and restated limited liability company agreement, approval of the Merger Agreement and the merger requires the approval of (1) members owning a majority of the preferred units and (2) members owning at least 29% of the outstanding common units. Consequently, the Kayne Investors can control the outcome on the Santa Maria Energy unitholder vote on the merger proposal. Furthermore, the Kayne Investors have agreed, with respect to the merger proposal, to vote all of the Santa Maria Energy preferred units and common units that they own “FOR” the merger proposal. As a result, the Kayne Investors can ensure approval of the merger proposal even if more than a majority of Santa Maria Energy common units are not voted in favor of the merger proposal. The Kayne Investors’ interests in approving the merger proposal may be different from those of Santa Maria Energy’s other unitholders, and the Kayne Investors’ interests may conflict with those of Santa Maria Energy’s other unitholders.

Risks Related to Hyde Park and the Merger

If Hyde Park’s board of directors’ due diligence investigation of Santa Maria Energy was inadequate, then stockholders of Santa Maria Energy Corporation following the merger could lose some or all of their investment.

Even though Hyde Park conducted a due diligence investigation of Santa Maria Energy, it cannot be sure that this diligence surfaced all material issues that may be associated with Santa Maria Energy or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Santa Maria Energy and its business and outside of its control will not later arise. Please see “Risk Factors—Risks Related to Santa Maria Energy” for the risks that have been identified.

The shares beneficially owned by Hyde Park’s officers and directors will not participate in liquidation distributions and, therefore, the officers and directors may have had a conflict of interest in determining whether the merger is appropriate for Hyde Park’s initial business combination.

Hyde Park’s officers and directors have waived their right to convert their sponsors’ shares, to sell such shares to Hyde Park in any tender offer or to receive distributions with respect to such shares upon Hyde Park’s liquidation, if Hyde Park is unable to consummate an initial business combination. Accordingly, the sponsors’ shares will be worthless if Hyde Park does not consummate an initial business combination. The personal and financial interests of the directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, the directors’ and officers’ discretion in identifying and selecting a suitable target business may have resulted in a conflict of interest when determining whether the terms, conditions and timing of the merger are appropriate and in the Hyde Park stockholders’ best interest.

Each Hyde Park public stockholder has the option to vote in favor of the merger proposal and still seek conversion of his, her or its shares. Accordingly, additional financing may be needed by Santa Maria Energy Corporation to fund drilling requirements and the trading market for Santa Maria Energy Corporation common stock may be less liquid, and Santa Maria Energy Corporation may not be able to meet the listing standards for NASDAQ or another national securities exchange.

Each public stockholder (but not the Hyde Park sponsors, officers or directors) has the right to have his, her or its shares of common stock converted to cash (subject to the limitations described elsewhere in this joint proxy statement/prospectus) regardless of whether such stockholder votes for or against the merger. Hyde Park will consummate the merger only if it has net tangible assets of at least $5,000,001 upon such consummation and a majority of the outstanding shares of common stock issued in Hyde Park’s initial public offering are voted in favor of the merger. In addition, it is a condition to the consummation of the merger that after giving effect to the exercise of conversion rights by Hyde Park stockholders, Hyde Park shall have at least $40 million of cash in its trust account. Accordingly, public stockholders owning 3,690,476 shares of Hyde Park’s common stock may exercise their conversion rights and Hyde Park could still consummate the merger so long as a majority of shares voted at the meeting are voted in favor of the merger. This is different than other similarly structured blank check companies in which stockholders are offered the right to convert their shares only when they vote against a proposed merger. Furthermore, Hyde Park’s $5,000,001 net tangible asset threshold is different than conversion thresholds of between 20% and 40%, which are applicable to certain other blank check companies similar to Hyde Park, and further allows holders of shares of Hyde Park common stock the right to vote in favor of the merger and elect to convert their shares. This different threshold and the ability to seek conversion while voting in favor of the merger proposal may make it more likely that Hyde Park will consummate the merger. Accordingly, the merger may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of conversion by Hyde Park public stockholders, subject to the required $40 million minimum. With reduced funds available from the trust account, Santa Maria Energy Corporation will need to seek additional financing to fund drilling requirements. With fewer public shares, the trading market for Santa Maria Energy Corporation common stock may be less liquid, and Santa Maria Energy Corporation may not be able to meet the listing standards for NASDAQ or another national securities exchange.

Hyde Park is requiring stockholders who wish to convert their shares in connection with the merger proposal to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights.

In connection with the special meeting of Hyde Park stockholders to approve the merger proposal, each public stockholder will have the right, regardless of whether he is voting for or against such proposal, to demand that Hyde Park convert such stockholder’s shares into a pro rata share of the trust account. Hyde Park is requiring public stockholders who wish to convert their shares in connection with the merger proposal to either tender their certificates to the transfer agent at any time prior to the vote taken at the special meeting or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC System. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and the transfer agent will need to act to facilitate this request. It is Hyde Park’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Hyde Park does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Hyde Park has been advised that it takes a short time to deliver shares through the DWAC System, this may not be the case. Accordingly, if it takes longer than anticipated for stockholders to deliver their shares, stockholders who wish to convert may be unable to meet the deadline for exercising their conversion rights and thus may be unable to convert their shares. In addition, in order to determine whether a stockholder is acting in concert or as a group with another stockholder, Hyde Park will require each public stockholder seeking to exercise conversion rights to certify to Hyde Park whether such stockholder is acting in concert or as a group with any other stockholder. See “The Hyde Park Special Meeting—Conversion Rights.”

Because Hyde Park is requiring public stockholders who wish to convert their shares to comply with specific requirements for conversion, such converting stockholders may be unable to sell their securities when they wish to in the event that the merger is not approved.

Hyde Park public stockholders who wish to convert their shares must comply with specific requirements for conversion, including either tendering their certificates to the transfer agent at any time prior to the vote taken at the Hyde Park special meeting or delivering their shares to the transfer agent electronically using The Depository Trust Company’s DWAC System. In the event the merger is not consummated, Hyde Park will promptly return such certificates to such tendering public stockholders. However, such investors who attempted to convert their shares in such a circumstance will be unable to sell their securities after the failed merger until Hyde Park has returned their securities to them. The market price for shares of Hyde Park common stock may decline during this time, and Hyde Park stockholders may not be able to sell their securities when they wish to, even while other stockholders that did not seek conversion may be able to sell their securities.

Hyde Park’s public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” are restricted from seeking conversion rights with respect to more than 20% of the shares sold in Hyde Park’s initial public offering.

Hyde Park is offering each public stockholder (but not the Hyde Park sponsors, officers or directors) the right to have his, her or its shares of common stock converted into cash. Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to more than 20% of the shares sold in Hyde Park’s initial public offering. Generally, in this context, a stockholder will be deemed to be acting in concert or as a group with another stockholder when such stockholders agree to act together for the purpose of acquiring, voting, holding or disposing of Hyde Park’s equity securities. Accordingly, if you purchased more than 20% of the shares sold in Hyde Park’s initial public offering and the merger is approved, you will not be able to seek conversion rights with respect to the full amount of your shares and may be forced to hold such additional shares of common stock or sell them in the open market. The value of such additional shares may not appreciate over time following the merger, and the market price of Santa Maria Energy Corporation’s shares of common stock may not exceed the per-share conversion price.

Hyde Park’s sponsors, including its officers and directors, control a substantial amount of Hyde Park’s common stock and thus may influence certain actions requiring a stockholder vote.

Hyde Park’s sponsors, including its officers and directors, collectively own approximately 25.5% of Hyde Park’s issued and outstanding shares of common stock. None of the sponsors, including the officers and directors, or their affiliates has indicated any intention to purchase any shares of Hyde Park common stock from persons in the open market or in private transactions. However, the sponsors, including the officers and directors, or their affiliates could determine in the future to make such purchases in the open market or in private transactions, to the extent permitted by law, in order to influence the vote on the proposals described in this joint proxy statement/prospectus. In connection with any vote for the merger proposal, Hyde Park’s sponsors, including its officers and directors, have agreed to vote the shares of common stock owned by them in favor of the proposed merger.

If Hyde Park is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult to complete the merger.

If Hyde Park is deemed to be an investment company under the Investment Company Act of 1940, or the Investment Company Act, its activities may be restricted, including restrictions on the nature of its investments and restrictions on the issuance of securities, each of which may make it difficult for Hyde Park to complete the merger.

In addition, Hyde Park may have imposed upon it burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

Hyde Park does not believe that its anticipated principal activities will subject it to the Investment Company Act. The proceeds held in the trust account may be invested by the trustee only in United States Treasury Bills with a maturity of 90 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act. Because the investment of the proceeds will be restricted to these instruments, Hyde Park believes that it will meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. If Hyde Park were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which Hyde Park has not allotted.

Hyde Park has not held an annual meeting of stockholders and may, as a result, be in violation of Delaware General Corporation Law.

Hyde Park has not held an annual meeting of stockholders to elect new directors and thus may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting of stockholders be held for the purposes of electing directors in accordance with a company’s bylaws unless such election is made by written consent in lieu of such a meeting, and NASDAQ Rule 5620(a), which requires that an annual meeting of stockholders be held no later than one year after a company’s fiscal year-end.

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and may not be an indication of Santa Maria Energy’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of Santa Maria Energy Corporation’s financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Consolidated Financial Information of Santa Maria Energy and Hyde Park.” The actual financial condition and results of operations of Santa Maria Energy Corporation following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Santa Maria Energy Corporation’s financial condition or results of operations following the merger. Any potential decline in Santa Maria Energy Corporation’s financial condition or results of operations may cause significant variations in the price of Santa Maria Energy Corporation’s common shares after consummation of the merger.

The merger could fail to qualify as a Section 351 exchange under the Code.

It is intended that the merger qualify as an exchange under Section 351 of the Code. If Section 351 of the Code does not apply to the merger, and the merger does not otherwise qualify as a nonrecognition transaction under the Code, a U.S. holder of Santa Maria Energy common units or Hyde Park common stock would recognize taxable gain or loss with respect to the Santa Maria Energy common units or Hyde Park common stock, as applicable, exchanged in the merger and the holding period of Santa Maria Energy Corporation common stock would begin on the day after the merger.

Risks Related to the Ownership of Santa Maria Energy Corporation Common Stock

NASDAQ may not approve Santa Maria Energy Corporation’s common stock for listing, which could limit investors’ ability to make transactions in its shares and subject it to additional trading restrictions.

Santa Maria Energy Corporation intends to apply to list its shares on NASDAQ in connection with the merger. Notwithstanding Hyde Park’s NASDAQ listing, NASDAQ will require Santa Maria Energy Corporation to file an initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. Santa Maria Energy Corporation may not be able to meet those initial listing requirements at, or immediately following, the effective time of the merger. Even if Santa Maria Energy Corporation is able to meet such initial listing requirements, it may not continue to meet ongoing listing requirements.

If NASDAQ does not list Santa Maria Energy Corporation’s shares for trading, Santa Maria Energy Corporation could face significant material adverse consequences, including:

•	a limited availability of market quotations for its shares;

•	reduced liquidity with respect to its shares;

•	a determination that its common stock is a “penny stock” which will require brokers trading in Santa Maria Energy Corporation shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Santa Maria Energy Corporation shares;

•	a limited amount of news and analyst coverage for Santa Maria Energy Corporation; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The Santa Maria Energy Corporation common stock to be received by the Hyde Park stockholders and Santa Maria Energy unitholders as a result of the merger will have different rights from the Hyde Park common stock and Santa Maria Energy units.

Upon consummation of the merger, Hyde Park stockholders who receive the Hyde Park Merger Consideration will become stockholders of Santa Maria Energy Corporation and their rights as stockholders will be governed by the certificate of incorporation and bylaws of Santa Maria Energy Corporation. Similarly, Santa Maria Energy unitholders will become stockholders of Santa Maria Energy Corporation and their rights as stockholders will be governed by the certificate of incorporation and bylaws of Santa Maria Energy Corporation. There are important differences between the rights of the Hyde Park stockholders and Santa Maria Energy unitholders and the rights of the Santa Maria Energy Corporation stockholders. See “Comparison of Securityholders’ Rights” for a discussion of the different rights associated with Santa Maria Energy Corporation common stock.

The Kayne Investors will receive Santa Maria Energy Corporation preferred stock in the merger, and their interests may conflict with those of the common stockholders.

If the merger is completed, the Kayne Investors will receive one share of preferred stock for each Santa Maria Energy preferred unit that they own immediately prior to the effective time of the merger. The consent of holders of a majority of the Santa Maria Energy Corporation shares of preferred stock shall be required in order for Santa Maria Energy Corporation to take certain actions, including: (i) amending or repealing any provision of Santa Maria Energy Corporation’s certificate of incorporation or bylaws that would affect the rights of the preferred stockholders, (ii) increasing or decreasing the number of authorized shares of common or preferred stock, (iii) authorizing or designating, whether by reclassification or otherwise, any new class or series of stock or any other securities convertible into equity securities of Santa Maria Energy Corporation or any increase in the authorized or designated number of any such new class or series, (iv) any redemption, repurchase, payment or declaration of dividends or other distributions with respect to common stock or preferred stock other than the mandatory dividends on the preferred stock, (v) any liquidation event in which the preferred stock is not redeemed in full in cash, (vi) the incurrence or guarantee of any indebtedness or other encumbrance on the assets of Santa Maria Energy Corporation, other than senior bank debt from a reputable commercial bank and customary trade debt, (vii) the approval of any budget or amendment or modification to any budget in any material respect, (viii) any expenditure, investment, disposition or other action, or any agreement or commitment to undertake any expenditure, investment, disposition or other action, not contemplated by a budget in an amount in excess of the budgeted amount in any material respect, (ix) any disposition of assets, in a single transaction or in a series of transactions, of greater than 25% of Santa Maria Energy’s proved PV-10 in any one year period unless the entire proceeds thereof are used to redeem outstanding shares of preferred stock, and (x) any change to the nature of Santa Maria Energy Corporation’s business operations. In addition, while the preferred stock is outstanding, the Kayne Investors will have the right to appoint two members of the board of directors of Santa Maria Energy Corporation.

As a result, the Kayne Investors are able to exercise significant influence over matters requiring stockholder approval, including the election of directors, the adoption or amendment of provisions in Santa Maria Energy Corporation’s charter and bylaws, the approval of mergers and other significant corporate transactions, including transactions that might result in a change of control. The interests of the Kayne Investors with respect to matters potentially or actually involving or affecting Santa Maria Energy Corporation, such as future acquisitions, financings and other corporate opportunities, may conflict with the interests of Santa Maria Energy Corporation’s other stockholders.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources both before and after consummation of the merger.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, will require that Santa Maria Energy Corporation evaluate and report on its system of internal controls and that Santa Maria Energy Corporation have such system of internal controls. If Santa Maria Energy Corporation fails to maintain the adequacy of its internal controls, it could be subject to regulatory scrutiny, civil or criminal penalties or stockholder litigation. Any inability to provide reliable financial reports could harm Santa Maria Energy Corporation’s business. Section 404 of the Sarbanes-Oxley Act also requires that Santa Maria Energy Corporation’s independent registered public accounting firm report on management’s evaluation of Santa Maria Energy Corporation’s system of internal controls. The development of the internal controls in order to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the merger. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over its financial processes and reporting in the future, could harm Santa Maria Energy Corporation’s operating results or cause it to fail to meet its reporting obligations. Inferior internal controls could also cause investors to lose confidence in Santa Maria Energy Corporation’s reported financial information, which could have a negative effect on the trading price of the shares of its common stock.

The sale or availability for sale of substantial amounts of shares of Santa Maria Energy Corporation common stock could cause the price of Santa Maria Energy Corporation common stock to decline.

Upon the consummation of the merger, the founders and sponsors of Hyde Park, or their affiliates, will collectively own at least 2,568,750 shares of Santa Maria Energy Corporation common stock. In addition, the Kayne Investors will own up to 5,993,230 shares of Santa Maria Energy Corporation common stock and 50,000 shares of preferred stock. In the future, such shares may be sold from time to time in the public market pursuant to the registration rights to be granted in connection with the merger or pursuant to Rule 144 under the Securities Act. Such sales may commence after 180 days after the consummation of the merger, subject to the terms of applicable transfer restrictions described elsewhere in this joint proxy statement/prospectus. The sale of these shares or the availability for future sale of these shares could adversely affect the market price of Santa Maria Energy Corporation common stock and could impair the future ability of Santa Maria Energy Corporation to raise capital through offerings of Santa Maria Energy Corporation common stock.

Santa Maria Energy Corporation may apply the net proceeds released from Hyde Park’s trust account in a manner that does not improve the combined company’s results or increase the value of your investment.

If the merger is consummated, the funds held in Hyde Park’s trust account, after payment of amounts due to Hyde Park stockholders who properly exercise their conversion rights and fees and expenses incurred by Hyde Park in connection with the merger, will be used by Santa Maria Energy Corporation and its subsidiaries for general corporate purposes. There are no specified plans for, and management will have broad discretion regarding, the use of such funds. These funds could be used in a manner with which you do not agree or applied in ways that do not improve the combined company’s results of operations or increase the value of your investment.

The price of Santa Maria Energy Corporation common stock after the consummation of the merger may be volatile and the trading price of the Santa Maria Energy Corporation common stock may not reach or exceed the trading price of Hyde Park common stock.

Prior to the merger, there has not been a public market for Santa Maria Energy’s units or Santa Maria Energy Corporation’s common stock, and there can be no assurance that an active trading market in Santa Maria Energy Corporation’s securities will develop following the merger. Accordingly, the valuation ascribed to Santa Maria Energy in the merger may not be indicative of the price that will prevail in the trading market following the merger. If the benefits of the merger do not meet the expectations of investors and securities analysts, the market price for Santa Maria Energy Corporation’s securities may decline. The price of Santa Maria Energy Corporation common stock after the consummation of the merger may be volatile, and may fluctuate due to a variety of factors, many of which will be beyond Santa Maria Energy Corporation’s control. Any of such factors could have a material and adverse effect on your investment in Santa Maria Energy Corporation’s common stock or cause its common stock to trade a prices significantly below the prices ascribed to its common stock in the merger. Factors affecting the trading price of Santa Maria Energy Corporation’s common stock include:

•	changes in oil and natural gas liquids prices;

•	changes in production levels;

•	actual or anticipated fluctuations in Santa Maria Energy Corporation’s quarterly and annual results and those of its publicly held competitors;

•	mergers and strategic alliances among any exploration and production companies;

•	market conditions in the industry;

•	changes in government regulation and taxes;

•	geological developments;

•	the level of foreign imports of oil and natural gas and oil and natural gas liquids;

•	fluctuations in Santa Maria Energy Corporation’s quarterly revenues and earnings and those of its publicly held competitors;

•	shortfalls in Santa Maria Energy Corporation’s operating results from levels forecasted by securities analysts;

•	investor sentiment toward the stock of exploration and production companies in general;

•	announcements concerning Santa Maria Energy Corporation or its competitors; and

•	the general state of the securities markets.

Following the consummation of the merger, Santa Maria Energy Corporation will have anti-takeover provisions in its organizational documents that may discourage a change of control.

Following the consummation of the merger, certain provisions of Santa Maria Energy Corporation’s charter and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

These provisions provide for, among other things:

•	a classified board of directors, divided into three classes with staggered three-year terms;

•	the removal of directors only for cause and only with the affirmative vote of holders of at least a majority of the voting power of the then outstanding shares of Santa Maria Energy Corporation common stock;

•	the board of director’s ability to authorize and issue undesignated preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at annual meetings;

•	no ability for stockholders to call special stockholder meetings;

•	no ability for stockholders to take action by written consent;

•	the stockholders’ ability to amend, alter or repeal, or adopt certain provisions of Santa Maria Energy Corporation’s charter (such as those provisions dealing with the board of directors, bylaws, meetings of the stockholders or amendment of the charter) only by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of the then outstanding shares of capital stock of Santa Maria Energy Corporation; and

•	the stockholders’ ability to adopt, amend, alter or repeal Santa Maria Energy Corporation’s bylaws only by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of the then outstanding shares of capital stock of Santa Maria Energy Corporation.

In addition, Section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder,” which is defined generally as a person with 15% or more of a corporation’s outstanding voting stock, to effect a “business combination” with the corporation for a three-year period. A “business combination” is defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation.

These anti-takeover provisions could make it more difficult for a third party to acquire Santa Maria Energy Corporation, even if the third party’s offer may be considered beneficial by many stockholders. As a result, stockholders may be limited in their ability to obtain a premium for their shares.

Following the merger, Santa Maria Energy Corporation may be unable to retain key employees.

The success of Santa Maria Energy Corporation after the merger will depend in part upon Santa Maria Energy Corporation’s ability to retain key Santa Maria Energy and Hyde Park employees. Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain following the merger. Accordingly, no assurance can be given that Santa Maria Energy Corporation will be able to retain key Santa Maria Energy and Hyde Park employees to the same extent as in the past.

If certain stockholders exercise their registration rights, it may have an adverse effect on the market price of shares of Santa Maria Energy Corporation common stock.

Hyde Park’s sponsors are entitled to make a demand that Hyde Park register the resale of Hyde Park shares purchased by the Hyde Park sponsors before the initial public offering of Hyde Park, sometimes referred to herein as “founders’ shares,” at any time commencing three months prior to the date on which their shares may be released from escrow, which may occur one year after the date of the consummation of the merger or earlier in certain circumstances (but in no event prior to the consummation of the merger). Additionally, Hyde Park’s sponsors are entitled to demand that Hyde Park register the resale of the sponsors’ shares that were privately placed simultaneously with Hyde Park’s initial public offering and any shares the sponsors, including the officers and directors, or their affiliates may be issued in payment of working capital loans made to Hyde Park commencing on the date that Hyde Park consummates the merger. The Kayne Investors will also be receiving registration rights in return for their agreement to vote their Santa Maria Energy units in favor of the merger. Investors who purchase Santa Maria Energy Corporation securities in the Private Equity Financing will also receive registration rights. Should the these unitholders exercise their registration rights, the presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of Santa Maria Energy Corporation common stock.

Changes in laws or regulations, or failure to comply with any laws and regulations, may adversely affect Santa Maria Energy Corporation’s business and results of operations.

Santa Maria Energy Corporation is subject to laws and regulations enacted by national, regional and local governments. In particular, Santa Maria Energy Corporation will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Santa Maria Energy Corporation’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, by any of the persons referred to above could have a material adverse effect on Santa Maria Energy Corporation’s business and results of operations.

Risks Related to the Ownership of Santa Maria Energy Corporation Preferred Stock

It is unlikely that an active trading market for Santa Maria Energy Corporation’s preferred stock will develop.

Santa Maria Energy Corporation’s preferred stock will not be a liquid investment because no public trading market currently exists for such security, and it is unlikely that a market will develop. Potential Santa Maria Energy Corporation preferred stockholders should consider carefully the limited liquidity of such stock. Santa Maria Energy Corporation is not obligated, and does not intend, to apply for the listing of the Santa Maria Energy Corporation preferred stock on any securities exchange. Even if a trading market for the Santa Maria Energy Corporation preferred stock were to develop, it may not continue, and Santa Maria Energy Corporation preferred stockholders may not be able to sell such securities at or above the price at which they were acquired.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Hyde Park, Santa Maria Energy Corporation and Santa Maria Energy make forward-looking statements in this joint proxy statement/prospectus. These forward-looking statements include statements relating to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. Specifically, forward-looking statements may include statements relating to:

•	the benefits of the merger;

•	the future financial performance of Santa Maria Energy Corporation following the consummation of the merger;

•	estimated oil and natural gas production and reserves;

•	drilling plans;

•	anticipated liquidity and capital expenditures; and

•	strategies, plans and objectives.

Forward-looking statements can often be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” “will,” “should” or similar expressions, but such terms are not the exclusive means of identifying such statements.

These forward-looking statements are based on information available to Hyde Park, Santa Maria Energy Corporation and/or Santa Maria Energy as of the date of this joint proxy statement/prospectus and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Accordingly, forward-looking statements should not be relied upon as representing Hyde Park’s, Santa Maria Energy Corporation’s or Santa Maria Energy’s views as of any subsequent date, and none of Hyde Park, the Santa Maria Energy Corporation or Santa Maria Energy undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	Hyde Park’s ability to consummate the merger within the specified time limits;

•	approval of the merger proposal by Hyde Park stockholders, Santa Maria Energy unitholders and satisfaction of other closing conditions to the merger;

•	costs of the merger;

•	success in retaining or recruiting, or changes required in, Santa Maria Energy Corporation’s officers, key employees or directors following the merger;

•	listing or delisting of Hyde Park’s securities from NASDAQ or the ability to have Santa Maria Energy Corporation’s common stock listed on NASDAQ following the merger;

•	the potential liquidity and trading of Santa Maria Energy Corporation’s common stock;

•	Santa Maria Energy Corporation’s revenues and operating performance;

•	the competitive environment in the industry in which Santa Maria Energy operates;

•	changes in overall economic conditions;

•	changes in oil and natural gas prices;

•	changes in production levels;

•	capital expenditures;

•	risks associated with environmental regulation and liabilities;

•	risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act); and

•	risk factors listed in this joint proxy statement/prospectus under “Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. None of Hyde Park, Santa Maria Energy Corporation or Santa Maria Energy undertakes any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

INFORMATION ABOUT THE COMPANIES

Hyde Park

Hyde Park was incorporated under the laws of the State of Delaware on February 24, 2011, as a blank check company, for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. On August 7, 2012, Hyde Park completed its initial public offering along with a private placement of its common stock. Since its incorporation, Hyde Park has not acquired an operating business.

If Hyde Park does not complete the merger or another business combination by May 1, 2014, it will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating.

Hyde Park’s common stock is traded on NASDAQ under the ticker symbol “HPAC.” The mailing address of the principal executive office of Hyde Park is 500 Fifth Avenue, 50th Floor, New York, New York 10110, and its telephone number is (212) 644-3450. Additional information about Hyde Park can be found in the section entitled “Additional Information About Hyde Park.”

Hyde Park stockholders should note that, in light of Hyde Park’s mandatory May 1, 2014 liquidation date, the merger is likely to be the only opportunity for Hyde Park to complete its initial business combination. While Hyde Park’s public stockholders are entitled to participate in a pro rata distribution of the amounts held in Hyde Park’s trust account (which is expected to be $10.50 per IPO share), Hyde Park’s sponsors, including members of its board of directors, are not entitled to participate in such distribution with respect to their founder and sponsor shares (which had an aggregate value of approximately $26,946,188 as of February 14, 2014), and such shares will therefore likely become worthless if the merger is not completed. Hyde Park stockholders should take this conflict of interest into account, in addition to the other conflicts discussed under “Interests of Hyde Park Directors, Officers and Others in the Merger” when considering Hyde Park’s board of directors’ recommendation to vote in favor of the merger.

Santa Maria Energy

Santa Maria Energy is an independent energy company focused on the exploration and development of oil and natural gas in the Monterey formation and the Diatomite reservoir within the Sisquoc formation in northern Santa Barbra County, California.

As of December 31, 2013, Santa Maria Energy’s estimated proved, probable and possible reserves were 15.7 MMBoe, 12.3 MMBoe and 20.0 MMBoe, respectively. Of its 15.7 MMBoe of proved reserves, 13.2% were proved developed and 99.9% were oil. Santa Maria Energy’s principal executive offices are located at 2811 Airpark Drive, Santa Maria, California 93455, and its telephone number is (805) 938-3320. Additional information about Santa Maria Energy can be found in the section entitled “Additional Information About Santa Maria Energy.”

Santa Maria Energy Corporation

Santa Maria Energy Corporation is a Delaware corporation that was organized on November 27, 2013, solely for the purpose of effecting the merger. Pursuant to the Merger Agreement, HPAC Merger Sub will be merged with and into Hyde Park, and SME Merger Sub will be merged with and into Santa Maria Energy. Santa Maria Energy will then be contributed to Hyde Park. As a result, Hyde Park will become a wholly-owned subsidiary of Santa Maria Energy Corporation, and Santa Maria will become a wholly-owned subsidiary Hyde Park. As a result of the transactions contemplated by the Merger Agreement, Santa Maria Energy Corporation will become a publicly traded corporation, and former Hyde Park stockholders and Santa Maria unitholders will own stock in Santa Maria Energy Corporation. Santa Maria Energy Corporation has not carried on any activities other than in connection with the merger. Santa Maria Energy Corporation’s principal executive offices are located at 2811 Airpark Drive, Santa Maria, California 93455, and its telephone number is (805) 938-3320.

HPAC Merger Sub

HPAC Merger Sub is a direct wholly-owned subsidiary of Santa Maria Energy Corporation that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the Merger Agreement. HPAC Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the Merger Agreement. Its principal executive offices are located at 500 Fifth Avenue, 50th Floor, New York, New York 10110, and its telephone number is (212) 644-3450.

SME Merger Sub

SME Merger Sub is a direct wholly-owned subsidiary of Santa Maria Energy Corporation that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the Merger Agreement. SME Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the Merger Agreement. Its principal executive offices are located at 2811 Airpark Drive, Santa Maria, California 93455, and its telephone number is (805) 938-3320.

THE HYDE PARK SPECIAL MEETING

We are furnishing this joint proxy statement/prospectus to Hyde Park stockholders as part of the solicitation of proxies by Hyde Park’s board of directors for use at the special meeting of stockholders to be held on                     , 2014 and at any adjournment or postponement thereof. This joint proxy statement/prospectus is first being furnished to Hyde Park stockholders on or about                     , 2014. This joint proxy statement/prospectus provides Hyde Park stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting of Hyde Park stockholders.

Date, Time and Place

This special meeting of the stockholders of Hyde Park will be held at 10:00 a.m., eastern time, on                     , 2014, at the offices of Katten Muchin Rosenman LLP, located at 575 Madison Avenue, New York, New York, to vote on the adoption of the merger proposal and the Hyde Park adjournment proposal.

Purpose of the Special Meeting

At the special meeting, Hyde Park is asking holders of Hyde Park common stock to:

•	consider and adopt the merger proposal; and

•	consider and adopt the Hyde Park adjournment proposal, if presented.

Record Date; Who is Entitled to Vote

Hyde Park has fixed the close of business on                     , 2014 as the “record date” for determining Hyde Park stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on the record date, there were 10,068,750 shares of Hyde Park common stock outstanding and entitled to vote at the meeting, of which 7,500,000 were IPO shares and 2,568,750 were sponsors’ shares. Each share of Hyde Park common stock is entitled to one vote at the special meeting.

Quorum

A quorum of Hyde Park stockholders is required to hold a valid meeting. The presence, in person or by proxy, of a majority of all the outstanding shares of common stock entitled to vote at the meeting constitutes a quorum at the special meeting.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Hyde Park believes the proposals presented to Hyde Park stockholders at the special meeting will be considered non-discretionary and, therefore, your broker, bank or nominee cannot vote your shares without your instruction. If you hold your shares in “street name” through a broker, bank or nominee and do not provide voting instructions to your broker, bank or other nominee, such bank, broker or other nominee may deliver a proxy card expressly indicating that your shares are “not voted” at the special meeting. This indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be treated as present at the meeting for purposes of determining whether a quorum has been established, but will not be treated as “entitled to vote” on the proposal(s) to which the broker non-vote relates. Based on applicable voting standards, broker non-votes will have the same effect as a vote “against” the merger proposal, but will have no effect on the Hyde Park adjournment proposal.

Proxies marked “abstain” will be considered present and entitled to vote at the special meeting and, based on applicable voting standards, may have the same effect as a vote “against” each of the proposals.

Voting Your Shares

Each share of Hyde Park common stock that you owned as of the close of business on the record date entitles you to one vote. Your proxy card shows the number of shares of Hyde Park common stock that you owned as of the record date for the special meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of Hyde Park common stock at the special meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Hyde Park’s board of directors “FOR” the merger proposal and the Hyde Park adjournment proposal, if presented. Votes received after a matter has been voted upon at the special meeting will not be counted.

•	You Can Attend the Special Meeting and Vote in Person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Hyde Park can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Laurence S. Levy, Hyde Park’s Executive Chairman and Chief Executive Officer, in writing before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting, revoke your proxy and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have questions, you may write, e-mail or call                                                                                                                                                                                                          . Banks and brokerage firms, please call                                         .

Conversion Rights

Any stockholder holding IPO shares as of the record date who votes in favor of or against the merger proposal may demand that Hyde Park convert such shares into a pro rata portion of the trust account (which is expected to be $10.50 per IPO share), net of taxes payable, calculated as of two business days prior to the anticipated consummation of the merger. If a holder properly seeks conversion as described in this section and the merger is consummated, Hyde Park will convert these shares into a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the merger.

Notwithstanding the foregoing, a holder of IPO shares, together with any such holder’s affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 20% or more of the aggregate IPO shares without Hyde Park’s prior written consent. Accordingly, all IPO shares in excess of 20% beneficially owned by a public stockholder or any person with whom such stockholder is acting in concert or as a group will not be converted into cash. Such a stockholder will not be restricted from voting all of its shares for or against the merger proposal.

In order to determine whether a stockholder is acting in concert or as a group with another stockholder, Hyde Park will require each public stockholder seeking to exercise conversion rights to certify to Hyde Park whether such stockholder is acting in concert or as a group with any other stockholder.

Hyde Park’s initial stockholders, i.e., the sponsors, will not have conversion rights with respect to any shares of common stock owned by them, directly or indirectly, regardless of when they acquired such shares.

Hyde Park stockholders who seek to convert their IPO shares must vote for or against the merger proposal. Hyde Park stockholders who do not vote with respect to the merger proposal, including as a result of an abstention or a broker non-vote, may not convert their shares into cash. Holders may demand conversion either by checking the box on their proxy card or by submitting their request in writing to Hyde Park’s secretary. Any such demand must be made no later than the close of the vote on the merger proposal. Holders demanding conversion must also deliver their stock, either physically or electronically using The Depository Trust Company’s DWAC System, to Hyde Park’s transfer agent prior to the vote at the special meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of Hyde Park common stock that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There may be a nominal cost charged by the transfer agent in connection with this tendering process and the act of certificating the shares or delivering them through the DWAC system. In the event the proposed merger is not consummated, this may result in an additional cost to stockholders for the return of their shares.

Any request to convert such shares, once made, may be withdrawn at any time up to the vote on the proposed merger. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its conversion and subsequently decides prior to the vote on the merger proposal not to elect to exercise such conversion rights, it may simply request that the transfer agent return the certificate (physically or electronically). If a stockholder properly exercises its conversion rights, such exercise will be irrevocable following the vote on the merger proposal.

If the merger is not approved or completed for any reason, then Hyde Park’s public stockholders who elected to exercise their conversion rights will not be entitled to convert their shares into a full pro rata portion of the trust account, as applicable. In such case, Hyde Park will promptly return any shares delivered by public holders.

As of December 31, 2013, the cash held in the trust account was $78,750,898 (or approximately $10.50 per IPO share). Prior to exercising conversion rights, stockholders should verify the market price of Hyde Park common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price. Hyde Park cannot assure its stockholders that they will be able to sell their shares of Hyde Park common stock in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of IPO shares exercises its conversion rights, then it will be exchanging its shares of Hyde Park common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you vote for or against the merger proposal, properly demand conversion no later than the close of the vote on the merger proposal, and deliver your shares (either physically or electronically) to Hyde Park’s transfer agent prior to the vote at the meeting, and the merger is consummated. If a stockholder properly exercises its conversion rights, such exercise will be irrevocable following the vote on the merger proposal.

Appraisal Rights

If Santa Maria Energy Corporation common stock issued in the merger is listed on the NASDAQ (subject only to official notice of issuance), then Hyde Park stockholders do not have appraisal rights in connection with the merger under the DGCL. However, if the Santa Maria Energy Corporation common stock is not approved for listing on the NASDAQ, Hyde Park stockholders who do not vote in favor of the merger proposal and who otherwise comply with the applicable statutory procedures will have appraisal rights. See the section entitled “The Merger—Appraisal or Dissenters Rights.”

Solicitation Costs

Hyde Park will bear all expenses incurred in connection with the solicitation of proxies from its stockholders. Hyde Park will, upon request, reimburse brokerage firms and other nominee holders for their reasonable expenses incurred in forwarding the proxy solicitation materials to the beneficial owners of Hyde Park shares. Hyde Park’s officers and directors may solicit proxies by mail, personal contact, letter, telephone, telegram, facsimile or other electronic means. They will not receive any additional compensation for those activities, but they may be reimbursed for their out-of- pocket expenses. In addition, Hyde Park has hired                      to solicit proxies on Hyde Park’s behalf. The cost of soliciting proxies on Hyde Park’s behalf will be approximately $         plus costs and expenses.

No Additional Matters May Be Presented at the Special Meeting

The special meeting of stockholders has been called only to consider the approval of the merger proposal and the Hyde Park adjournment proposal. Under Hyde Park’s bylaws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting if they are not included in the notice of the special meeting.

HYDE PARK PROPOSALS

The Merger Proposal

As discussed throughout this document, Hyde Park is asking its stockholders to approve the merger proposal. Holders of shares of Hyde Park common stock should read carefully this document in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the transactions contemplated thereby. In particular, holders of shares of Hyde Park common stock are directed to the composite Merger Agreement, which incorporates the amendment to the Merger Agreement into the text of the initial Merger Agreement, a copy of which is attached as Annex A to this document.

Required Vote

The approval and adoption of the merger proposal will require the affirmative vote of the holders of a majority of the IPO shares represented in person or by proxy and entitled to vote at the meeting and the affirmative vote of the holders of a majority of outstanding Hyde Park common stock. Abstentions are deemed entitled to vote on the merger proposal. Therefore, they have the same effect as a vote against the merger proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the same effect as a vote against the merger proposal.

Pursuant to agreements with Hyde Park, its sponsors have agreed to vote their 2,568,750 shares, representing an aggregate of approximately 25.5% of the outstanding shares of Hyde Park common stock, as well as any IPO shares acquired by the Hyde Park sponsors, in favor of the merger proposal. As of the date of this joint proxy statement/prospectus, the Hyde Park sponsors have not purchased any shares since Hyde Park’s initial public offering.

AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF HYDE PARK UNANIMOUSLY RECOMMENDS THAT THE HYDE PARK STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

The Hyde Park Adjournment Proposal

The Hyde Park adjournment proposal allows Hyde Park’s board of directors to submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the merger proposal. In no event will Hyde Park solicit proxies to adjourn the special meeting or consummate the merger beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law. The purpose of the Hyde Park adjournment proposal is to provide more time for Hyde Park and the Hyde Park sponsors to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the merger proposal and to meet the requirement under the Merger Agreement that Hyde Park shall have at least $40 million of cash in its trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders upon the consummation of the merger. See the section entitled “The Merger—Interests of Hyde Park Directors, Officers and Others in the Merger.”

In addition to an adjournment of the special meeting upon approval of the Hyde Park adjournment proposal, the board of directors of Hyde Park is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order. In such event, Hyde Park will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Hyde Park Adjournment Proposal Is not Approved

If the Hyde Park adjournment proposal is presented to the special meeting and is not approved by the stockholders, Hyde Park’s board of directors may not be able to adjourn the special meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the merger proposal (because the merger proposal is not approved or because Hyde Park would have less than $40 million in its trust account upon consummation of the merger after giving effect to the exercise of conversion rights by Hyde Park stockholders).

Required Vote

Adoption of the Hyde Park adjournment proposal, if presented, requires the affirmative vote of the holders of a majority of Hyde Park common stock represented in person or by proxy and entitled to vote at the meeting. Adoption of the Hyde Park adjournment proposal is not conditioned upon the adoption of any of the merger proposal.

THE HYDE PARK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HYDE PARK STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE HYDE PARK ADJOURNMENT PROPOSAL.

THE SANTA MARIA ENERGY SPECIAL MEETING

Santa Maria Energy is furnishing this joint proxy statement/prospectus to Santa Maria Energy unitholders as part of the solicitation of proxies by Santa Maria Energy’s board of managers for use at the special meeting of unitholders to be held on                     , 2014. This joint proxy statement/prospectus is first being furnished to Santa Maria Energy unitholders on or about                     , 2014. This joint proxy statement/prospectus provides Santa Maria Energy unitholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting of Santa Maria Energy unitholders.

Date, Time and Place

This special meeting of the unitholders of Santa Maria Energy will be held at 9:00 a.m., local time, on                     , 2014, at the offices of Latham & Watkins LLP, located at 811 Main Street, Suite 3700, Houston, Texas, to vote on the adoption of the merger proposal and the Santa Maria Energy merger-related compensation proposal.

Purpose of the Special Meeting

At the special meeting, Santa Maria Energy is asking its unitholders to consider and adopt the merger proposal and consider and cast an advisory (non-binding) vote on the Santa Maria Energy merger-related compensation proposal.

Record Date; Who is Entitled to Vote

Santa Maria Energy has fixed the close of business on                     , 2014 as the “record date” for determining Santa Maria Energy unitholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on the record date, there were 50,000,000 common units and 50,000 preferred units outstanding and entitled to vote at the meeting. Each unit is entitled to one vote at the special meeting.

Quorum

A quorum of Santa Maria Energy unitholders is required to hold a valid meeting. The presence, in person or by proxy, of a majority of the outstanding preferred units and at least 29% of the outstanding common units entitled to vote at the meeting constitutes a quorum at the special meeting.

Abstentions

Proxies marked “abstain” will be considered present and entitled to vote at the special meeting and, based on applicable voting standards, may have the same effect as a vote “against” each of the proposals.

Voting Your Units

Each unit of Santa Maria Energy that you owned as of the close of business on the record date entitles you to one vote.

There are two ways to vote your units of Santa Maria Energy at the special meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your units, your units will be voted as recommended by Santa Maria Energy’s board of managers “FOR” the merger proposal and the merger-related compensation proposal. Votes received after a matter has been voted upon at the special meeting will not be counted.

•	You Can Attend the Special Meeting and Vote in Person. You will receive a ballot when you arrive.

The Kayne Investors hold all of the outstanding preferred units and approximately 30% of the outstanding common units of Santa Maria Energy. Such units, will be voted in favor of the merger proposal. Because a majority of the preferred units and only 29% of the outstanding common units are required to approve the merger proposal, the passage of the merger proposal by Santa Maria Energy unitholders is assured. Please read “Risk Factors—Risks Related to Santa Maria Energy—The Kayne Investors beneficially own enough preferred units and common units to ensure approval of the merger proposal, and their interests in the merger and Santa Maria Energy’s business may be different from those of Santa Maria Energy’s other unitholders.”

Revoking Your P roxy

If you are a Santa Maria Energy unitholder and you submit your proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Beth Marino, in writing before the special meeting, that you have revoked your proxy; or

•	you may attend the special meeting, revoke your proxy and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Units

If you have questions, you may write, e-mail or call Beth Marino at bmarino@santamariaenergy.com or 805-938-3320.

Appraisal Rights

Santa Maria Energy unitholders do not have appraisal rights in connection with the merger under the DLLCA.

No Additional Matters May Be Presented at the Special Meeting

The special meeting of unitholders has been called only to consider the approval of the merger proposal and the Santa Maria Energy merger-related compensation proposal. Other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting if they are not included in the notice of the special meeting.

SANTA MARIA ENERGY PROPOSALS

The Merger Proposal

As discussed throughout this document, Santa Maria Energy is asking its unitholders to approve the merger proposal. Holders of Santa Maria Energy units should read carefully this document in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the transactions contemplated thereby. In particular, holders of Santa Maria Energy units are directed to the composite Merger Agreement, which incorporates the amendment to the Merger Agreement into the text of the initial Merger Agreement, a copy of which is attached as Annex A to this document.

Required Vote

The approval and adoption of the merger proposal will require the affirmative vote of the holders of a majority of the outstanding preferred units and at least 29% of the outstanding common units. As of the close of business on the record date, there were 50,000,000 common units and 50,000 preferred units outstanding and entitled to vote at the meeting. Each unit is entitled to one vote at the special meeting.

Pursuant to agreements with Santa Maria Energy, the Kayne Investors have agreed to vote all of the preferred units and an aggregate of approximately 30% of the outstanding common units of Santa Maria Energy in favor of the merger proposal.

AFTER CAREFUL CONSIDERATION, THE BOARD OF MANAGERS OF SANTA MARIA ENERGY UNANIMOUSLY RECOMMENDS THAT THE SANTA MARIA ENERGY UNITHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

The Santa Maria Energy Merger-Related Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, Santa Maria Energy is providing its unitholders with an opportunity to cast an advisory (non-binding) vote on the compensation arising from any agreement or understanding, whether written or unwritten, between Santa Maria Energy’s named executive officers and the acquiring company or Santa Maria Energy, concerning any type of compensation, whether deferred or contingent, that is based upon or otherwise relates to the merger, and that may be paid or become payable to the named executive officers, as determined in accordance with Item 402(t) of Regulation S-K, which we refer to in this proxy statement as the “merger-related compensation.” As required by those rules, Santa Maria Energy is asking its unitholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Santa Maria Energy Holdings, LLC in connection with the merger as disclosed pursuant to Item 402(t) of Regulation S-K and as set forth in this proposal entitled “The Santa Maria Energy Merger-Related Compensation Proposal” is hereby APPROVED.”

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of Santa Maria Energy’s named executive officers that is based on or otherwise relates to the merger.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may be paid or become payable to a named executive officer may differ materially from the amounts set forth below. Furthermore, for purposes of calculating such amounts, Santa Maria Energy has assumed that the consummation of the merger occurred on February 24, 2014.

	Cash ($)(1)	Equity ($)(2)	Total
David Pratt	$150,475	$1,573,196	$1,723,671
Ramon Elias	$—	$—	$—
Kevin McMillan(3)	$294,045	$—	$294,045
Beth Marino	$31,607	$209,759	$241,366
Kevin Yung	$13,486	$629,278	$642,764

(1)	Amounts represent (i) discretionary cash payments to the applicable executive related to voluntary salary reductions that became effective in 2012, plus (ii) in the case of Mr. McMillan, a cash payment equal to the amount that Mr. McMillan would have been entitled to receive under the Santa Maria Energy Phantom Equity Plan had he held an award of twenty (20) fully vested Santa Maria Energy Phantom Equity Units immediately prior to the Santa Maria Energy Effective Time.

(2)	Amounts represent cash payments to the applicable executive in connection with the vesting and cancellation of Santa Maria Energy Phantom Equity Units held by the executive. Each Santa Maria Energy Phantom Equity Unit corresponds to 0.01% of the fair market value of Santa Maria Energy as determined by its board of managers. For purposes of the calculations in this table, the payments in respect of Santa Maria Energy Phantom Equity Units are based on a value of $3.11 per Santa Maria Energy common unit.

(3)	Subject to his continued employment with Santa Maria Energy or a subsidiary thereof until at least immediately prior to the effective time of the Santa Maria Energy Merger, Santa Maria Energy will pay a transaction bonus in cash equal to the amount Mr. McMillan would have been entitled to receive under the Santa Maria Energy Phantom Equity Plan had he held an award of twenty (20) fully vested Santa Maria Energy Phantom Equity Units immediately prior to the effective time of the Santa Maria Energy Merger, less applicable withholding taxes.

Narrative to Merger-Related Compensation Table

The Merger Agreement provides that all Santa Maria Energy Phantom Equity Units (defined below), including those held by the named executive officers, that are outstanding immediately prior to the effective time of the Santa Maria Energy Merger will vest in full and will be terminated and canceled and converted into the right to receive an amount in cash equal to the Santa Maria Energy Phantom Equity Consideration (defined below), less any applicable withholding taxes. For additional information regarding these payments, please see “Interests of Santa Maria Energy Managers, Officers and Others in the Merger,” and the footnote disclosure to the Merger-Related Compensation Table above.

Pursuant to an agreement between Santa Maria Energy and Kevin McMillan entered into in connection with the merger, subject to Mr. Millan’s continued employment until at least immediately prior to the effective time of the Santa Maria Energy Merger, Santa Maria Energy has agreed to pay to Mr. McMillan a transaction bonus in cash in the amount of and on the terms and conditions described under “The Merger—Interests of Santa Maria Energy Managers, Officers and Others in the Merger,” and the footnote disclosure to the Merger-Related Compensation Table above.

In addition, subject to their continued employment with Santa Maria Energy or a subsidiary thereof until at least immediately prior to the effective time of the Santa Maria Energy Merger, Santa Maria Energy will make cash payments to each of its named executive officers, other than Mr. Elias, in order to compensate them for a voluntary reduction in their salaries that took effect in August 2012 or October 2012, as applicable. For additional information regarding these payments, please see “Interests of Santa Maria Energy Managers, Officers and Others in the Merger,” and the footnote disclosure to the Merger-Related Compensation Table above.

Required Vote

The vote regarding this proposal on merger-related compensation is a vote separate and apart from the vote on the proposal to approve the merger and the other transactions contemplated by the Merger Agreement. Accordingly, you may vote to approve this proposal on merger-related compensation and vote not to approve the merger and the other transactions contemplated by the Merger Agreement and vice versa. Because the vote regarding merger-related compensation is advisory in nature only, it will not be binding on either Santa Maria Energy, Hyde Park or Santa Maria Energy Corporation. Accordingly, if the merger and the other transactions contemplated by the Merger Agreement are approved and completed, the merger-related compensation will be payable upon a consummation of the merger and the other transactions contemplated by the Merger Agreement, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Santa Maria Energy’s unitholders.

Pursuant to agreements with Santa Maria Energy, the Kayne Investors have agreed to vote all of the preferred units and an aggregate of approximately 30% of the outstanding common units of Santa Maria Energy in favor of the Santa Maria Energy merger-related compensation proposal.

AFTER CAREFUL CONSIDERATION, THE BOARD OF MANAGERS OF SANTA MARIA ENERGY UNANIMOUSLY RECOMMENDS THAT THE SANTA MARIA ENERGY UNITHOLDERS VOTE “FOR” THIS PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE MERGER-RELATED COMPENSATION.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the composite Merger Agreement, which incorporates the amendment to the Merger Agreement into the text of the initial Merger Agreement, and which is attached to this joint proxy statement/prospectus as Annex A. You should read the entire Merger Agreement carefully as it is the legal document that governs the merger.

Structure of the Merger

Hyde Park and Santa Maria Energy have entered into a Merger Agreement providing for the combination of Hyde Park and Santa Maria Energy under Santa Maria Energy Corporation, a new holding company. HPAC Merger Sub will merge with and into Hyde Park with Hyde Park surviving as a wholly-owned subsidiary of Santa Maria Energy Corporation, and Hyde Park stockholders will receive Santa Maria Energy Corporation common stock. Concurrent with the Hyde Park Merger, SME Merger Sub will merge with and into Santa Maria Energy, with Santa Maria Energy surviving as a wholly-owned subsidiary of Santa Maria Energy Corporation, and Santa Maria Energy common unitholders and preferred unitholders will receive Santa Maria Energy Corporation common stock and preferred stock, respectively. Santa Maria Energy will then be contributed to Hyde Park so that Santa Maria Energy will become a wholly-owned subsidiary of Hyde Park.

Merger Consideration

Merger consideration received by Hyde Park stockholders

As a result of the Hyde Park Merger, each outstanding share of Hyde Park common stock will be exchanged for one share of Santa Maria Energy Corporation common stock. A description of the Santa Maria Energy Corporation common stock to be issued in connection with the Hyde Park Merger is set forth in the section entitled “Description of Santa Maria Energy Corporation’s Common Stock and Other Securities.”

Hyde Park stockholders should note that the final prospectus with respect to Hyde Park’s initial public offering stated that “Hyde Park will not enter into a business combination unless either [Hyde Park] or [Hyde Park’s] public stockholders acquire at least a controlling interest in the target business” and cautioned investors of a “potential change in control if [Hyde Park] acquire[s] one or more target businesses for stock” or in a transaction involving the issuance of common stock. Although Santa Maria Energy will become a wholly-owned subsidiary of Hyde Park if the merger is consummated, Hyde Park stockholders will not acquire a controlling interest in Santa Maria Energy Corporation as a result of the merger, and instead will own approximately 38.8% of the outstanding common stock assuming no conversions of Hyde Park common stock and no Private Equity At a minimum, the Hyde Park stockholders will own approximately 19.5% of the outstanding Santa Maria Energy Corporation common stock assuming maximum conversion of Hyde Park common stock and maximum Private Equity Financing.

Merger consideration received by Santa Maria Energy unitholders

As a result of the Santa Maria Energy Merger, each outstanding Santa Maria Energy common unit will be exchanged for 0.2857 shares of Santa Maria Energy Corporation common stock and each outstanding Santa Maria Energy preferred unit will be exchanged for one share of Santa Maria Energy Corporation preferred stock. The common units that will be exchanged for the Santa Maria Energy Common Merger Consideration will include the 50,000,000 common units currently outstanding and up to an additional 6,099,212 common units that will be issued to the Kayne Investors immediately prior to the Santa Maria Energy Merger in satisfaction of accrued but unpaid dividends on the preferred units and a fee payable for the Kayne Guaranty provided by the Kayne Investors in support of Santa Maria Energy’s senior credit facility. A description of the Santa Maria Energy Corporation stock to be issued in connection with the Santa Maria Energy Merger is set forth in the section entitled “Description of Santa Maria Energy Corporation’s Common Stock and Other Securities.”

Background of the Merger

The terms of the merger are the result of arms-length negotiations between representatives of Hyde Park and Santa Maria Energy. The following is a brief description of the background of these negotiations, the merger and related transactions.

Hyde Park was incorporated under the laws of the State of Delaware on February 24, 2011, as a blank check company, for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses.

On August 7, 2012, Hyde Park closed its initial public offering of 7,500,000 shares of common stock at an offering price of $10.00 per share, generating total gross proceeds of $75,000,000. Simultaneously with the consummation of the initial public offering, Hyde Park consummated the private sale of 693,750 shares of common stock to its sponsors, at $10.00 per share for an aggregate purchase price of $6,937,500. After deducting the underwriting discounts and commissions and the public offering expenses, the total net proceeds to Hyde Park from the public offering were $72,768,238. Of these net proceeds, $71,812,500, together with $6,937,500 raised from the private sale of common stock, for a total of $78,750,000, was deposited in a trust account at Morgan Stanley Smith Barney, with Continental Stock Transfer & Trust Company acting as trustee, and the remaining proceeds of approximately $955,738 became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The initial public offering was conducted pursuant to a registration statement on Form S-1 that became effective August 1, 2012. Prior to Hyde Park’s initial public offering, neither Hyde Park nor anyone acting on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a business combination with Hyde Park.

Following its initial public offering, representatives of Hyde Park contacted numerous investment banks, private equity firms, business brokers and other third parties in an effort to identify a suitable target company for an acquisition. Hyde Park’s officers and directors and their affiliates also brought to Hyde Park’s attention acquisition candidates. As described in Hyde Park’s IPO prospectus, Hyde Park has virtually unrestricted flexibility in identifying and selecting a prospective business combination. As stated in its IPO prospectus, Hyde Park had not established any specific attributes or criteria (financial or otherwise) for prospective target businesses, but believed that its management would consider factors such as the following in evaluating a prospective target business:

•	financial condition and results of operation;

•	growth potential;

•	brand recognition and potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	barriers to entry;

•	stage of development of the products, processes or services;

•	existing distribution and potential for expansion;

•	degree of current or potential market acceptance of the products, processes or services;

•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•	impact of regulation on the business;

•	regulatory environment of the industry;

•	costs associated with effecting the business combination;

•	industry leadership, sustainability of market share and attractiveness of market industries in which a target business participates; and

•	macro competitive dynamics in the industry within which the company competes.

During the search for a suitable business combination candidate, Hyde Park reviewed approximately 75 business combination opportunities and entered into discussions, including meetings with management, with 13 possible target businesses (or their representatives), including Santa Maria Energy. Of the approximately 75 business combination opportunities reviewed by Hyde Park, Hyde Park determined to pursue 13 opportunities, including a transaction with Santa Maria Energy, based on the view of Hyde Park’s management that such opportunities presented a sufficient number of the investment characteristics noted above. The earliest discussions with respect to the 12 business combination opportunities considered by Hyde Park other than Santa Maria Energy commenced in October 2012, and discussions with respect to the last such opportunity remaining under consideration by Hyde Park concluded in November 2013. Discussions with respect to 10 of these other business combination opportunities had been terminated prior to September 30, 2013, the date that Hyde Park initiated its consideration of the merger with Santa Maria Energy. Discussions with respect to the remaining two business combinations under consideration at such time were terminated between October and November 2013, with the last of such discussions terminated by Hyde Park on November 27, 2013 upon execution of the merger agreement with Santa Maria Energy.

The discussions with respect to the opportunities other than with Santa Maria Energy reached varying levels of development. Discussions with eight of the 12 opportunities ended early in the process: either after preliminary meetings with target company management (four opportunities); after a preliminary indication of interest was provided by Hyde Park but rejected by the target company (three opportunities); or after Hyde Park had advanced to, but was rejected in, a second round of bidding for a target company (one opportunity). Hyde Park attempted to negotiate non-binding letters of intent with four of the 12 opportunities but was successful in reaching agreement on the principal terms of a possible transaction with only one of such opportunities. Discussions with respect to the three opportunities where principal terms could not be reached by the parties were terminated following the parties’ inability to resolve, in one case, valuation disagreements, in another case, concerns over transaction complexity and uncertainty, and, in the third case, after the seller determined to reconsider its strategic alternatives for the target company. Negotiations with respect to the one opportunity where a non-binding letter of intent was executed were terminated in September 2013 after the parties could not agree on a purchase price adjustment in respect of certain diligence concerns raised by Hyde Park.

While a majority of the 12 other business combinations considered by Hyde Park would have likely resulted in Hyde Park stockholders acquiring a controlling interest in the target company, no transaction considered or rejected by Hyde Park was considered or rejected based on such fact. The final prospectus with respect to Hyde Park’s initial public offering stated that “Hyde Park will not enter into a business combination unless either [Hyde Park] or [Hyde Park’s] public stockholders acquire at least a controlling interest in the target business” and cautioned investors of a “potential change in control if [Hyde Park] acquire[s] one or more target businesses for stock” or in a transaction involving the issuance of common stock. Although Santa Maria Energy will become a wholly-owned subsidiary of Hyde Park if the merger is consummated, Hyde Park stockholders will not acquire a controlling interest in Santa Maria Energy Corporation as a result of the merger. Hyde Park does not believe the disclosure contained in its IPO prospectus precluded Hyde Park from pursuing a transaction in which Hyde Park stockholders do not have a controlling interest. The substantive merits of a possible transaction and target company, and the extent to which the transaction and target company met the investment criteria noted above, were the ultimate drivers of Hyde Park management’s determination of whether or not to pursue a potential business combination. For the foregoing reasons, in determining to approve the merger, Hyde Park’s board of directors did not consider the non-controlling nature of the merger to be a material negative factor. The Hyde Park board of directors reached such conclusion based on its belief that Hyde Park had broad discretion in pursuing a business combination, notwithstanding the disclosure included in its initial public offering prospectus.

In December 2012, in anticipation of the receipt of approval from Santa Barbara County for its 136-well Orcutt Diatomite project, Santa Maria Energy engaged an investment firm, Lazard Frères & Co. LLC (“Lazard Frères”), to assist it in raising the funds necessary to pursue its development plans, including with respect to this project. The desire to raise the necessary funds to pursue the development plan was the principal factor behind the decision of Santa Maria Energy’s board of managers to pursue a capital raising strategy. The Orcutt Diatomite project was initially approved by the Santa Barbara Planning Commission in September 2013 and final approval of the project was obtained in November 2013. Based on the Santa Maria Energy board of managers’ understanding of the current state of the capital markets and the cash position of Hyde Park, the board of managers determined the Hyde Park transaction would enable Santa Maria Energy to access the capital needed to execute on its capital expenditure plans in conjunction with its efforts to consummate a private equity financing.

Kayne Anderson Capital Advisors, L.P. (“Kayne Anderson”), an affiliate of the Kayne Investors, was among the investment firms contacted by Laurence Levy of Hyde Park with respect to a potential business combination. During a conference call held on September 30, 2013, Charles Yates III, a partner of Kayne Anderson and member of the board of managers of Santa Maria Energy, described Santa Maria Energy’s oil and natural gas exploration and development business, and Laurence Levy requested a meeting with Santa Maria Energy’s management.

During the first week of October 2013, Laurence Levy and Edward Levy, members of Hyde Park’s management team, and John Ryan, a consultant to Hyde Park, held an in-person meeting in Los Angeles, where David Pratt, Kevin McMillan and Beth Marino, members of Santa Maria Energy’s management team, made presentations regarding Santa Maria Energy’s assets, development plans and capital needs as well as various aspects of the oil and natural gas industry relevant to Santa Maria Energy’s business. David Cecil and Jeremy Griggs of Lazard Frères also attended the meeting as financial advisors to Santa Maria Energy. At this meeting, Santa Maria Energy’s management team discussed, and answered questions regarding, Santa Maria Energy’s properties, the geological attributes of its properties, then-available reserve reports, the permitting process for its projects, its proposed drilling and extraction techniques and its five-year development plan. Based on this meeting, Hyde Park and Santa Maria Energy agreed to pursue further discussions about a possible transaction.

During the second and third weeks of October 2013, Hyde Park conducted a due diligence review of Santa Maria Energy’s operations, existing financing, organizational structure and other aspects of Santa Maria Energy’s business. During the second week of October 2013, Hyde Park also contacted Barclays Capital Inc. (“Barclays”) to assist Hyde Park with its valuation of Santa Maria Energy. Hyde Park also engaged PetroTech Resources Company, Inc. (“PetroTech”), an engineering consulting firm that specializes in the petroleum industry, to assist Hyde Park with its technical analysis of Santa Maria Energy’s properties and prospects as well as Hollister & Brace PC, a law firm with expertise in federal, state and local environmental regulation applicable to Santa Maria Energy’s business, to assist Hyde Park with its analysis of the regulatory landscape in which Santa Maria Energy operates, its prospects for obtaining necessary regulatory approvals and otherwise operating within the confines of applicable regulations and permits.

During this time, Santa Maria Energy initiated discussions with its legal advisor, Latham & Watkins LLP, regarding a proposed business combination with Hyde Park and possible transaction structures. Latham & Watkins LLP commenced discussions with Hyde Park’s legal counsel, Katten Muchin Rosenman LLP, about the tax impacts of various combination structures. Meanwhile, Santa Maria Energy conducted a due diligence review of Hyde Park and its management through its contacts at Lazard Frères. The Lazard Frères team was aware of Hyde Park and of Laurence Levy’s background and reputation in completing successful special purpose acquisition corporation transactions.

On October 17, 2013, Mr. McMillan and Kevin Yung, representing Santa Maria Energy’s management team, traveled to Houston for a meeting at Barclays’ office with the Barclays team and Edward Levy of Hyde Park. Laurence Levy and Mr. Ryan, representatives of Hyde Park, and representatives of PetroTech joined the meeting by telephone along with Mr. Pratt and Ms. Marino, representatives of Santa Maria Energy. The meeting was arranged by Hyde Park to assist Hyde Park, Barclays and PetroTech in performing due diligence of Santa Maria Energy. During the meeting, the Santa Maria Energy team made presentations regarding Santa Maria Energy’s assets, development plans and capital needs as well as the regulatory framework applicable to the oil and gas industry within California.

During the third week of October 2013, Hyde Park continued its due diligence and Santa Maria Energy provided Hyde Park with access to its field operations. On October 22, 2013, Mr. Laurence Levy, Mr. Edward Levy and Mr. Ryan with Hyde Park held a day-long meeting with Santa Maria Energy’s management team, including Mr. Pratt, Mr. McMillan, Ms. Marino and Mr. Yung and operational personnel to discuss Santa Maria Energy’s project area, technical aspects of the opportunity, internal management structures and internal controls. Hyde Park’s management team also toured Santa Maria Energy’s Orcutt field and Santa Maria Valley field. During this time period, Hyde Park also consulted with Brad DeWitt of PetroTech and Peter Candy, Esq. of Hollister & Brace PC to analyze the prospects for Santa Maria Energy’s properties and the likelihood of obtaining regulatory approvals, and the potential conditions applicable to such approvals.

Mr. Candy of Hollister & Brace assisted Hyde Park in its due diligence review of the local regulatory climate for oil and gas exploration projects such as Santa Maria Energy’s and, in particular, the viability of Santa Maria Energy’s oil drilling and production plan and related recycled water pipeline pending before the Santa Barbara County Board of Supervisors, from a regulatory perspective. Hollister & Brace also advised Hyde Park regarding the possible outcomes of Santa Maria Energy’s appeal hearing scheduled before the Santa Barbara County Board of Supervisors on November 12, 2013. Hollister & Brace advised Hyde Park that the issue on appeal arose under the California Environmental Quality Act, which requires state and local agencies to identify significant environmental impacts of projects coming before them for approval, and to avoid or mitigate those impacts to the extent feasible. Hollister & Brace indicated that the Environmental Defense Center was appealing the Planning Commission’s approval of an emissions mitigation threshold of 29% below “business as usual,” seeking a bright-line threshold of 10,000 metric ton carbon dioxide equivalent per year (which Mr. Candy believed would require Santa Maria Energy to purchase additional carbon offsets). Hollister & Brace also advised Hyde Park of the potential risk that future permits could be denied, or subjected to more burdensome emissions standards than the emissions standards ultimately resulting from the appeal hearing, depending upon a variety of factors, including the political climate at the time permits are sought and Santa Maria Energy’s standing within the community.

In connection with Hyde Park’s due diligence, Petrotech reviewed technical and operational data available with respect to the proposed Santa Maria Energy project in the Orcutt Diatomite as of October 2013. As part of that review, Petrotech reviewed actual and historical production and recovery data, reviewed historical reserve reports prepared by Santa Maria Energy’s third party petroleum engineer and appraiser, NSAI, and met with Santa Maria Energy’s technical and operational personnel. Petrotech also reviewed technical and operational data provided by Santa Maria Energy, such as geological attributes, development timelines, drilling rig services, production facilities, permitting, and gas supply. Brad DeWitt, a licensed engineer and president of Petrotech, discussed Petrotech’s findings with Hyde Park at a meeting held in late October 2013, and during conference calls held during early November 2013. Petrotech advised Hyde Park that Santa Maria Energy’s proposed development plans (including future oil recovery volumes) were reasonable and most likely both technically and operationally capable of being achieved. Petrotech noted, however, that interpreting technical and operational viability is always subject to risk.

During late October and early November 2013, the parties, together with their respective advisors, including Barclays and Katten Muchin Rosenman LLP, on behalf of Hyde Park, and Lazard Frères and Latham & Watkins LLP, on behalf of Santa Maria Energy, held several conference calls to discuss various transaction structures for a combination of Santa Maria Energy and Hyde Park. The primary business combination alternatives reviewed by the parties included the “UP-C structure,” a “statutory merger” and a “hi-low vote merger.” For each of the proposed structures, the parties evaluated the tax and other related impacts on Santa Maria Energy’s unitholders and its benefit plans as well as potential tax implications for Hyde Park and its stockholders. It was determined that all of the proposed structures would result in a liquidity event requiring settlement of awards under Santa Maria Energy’s Phantom Equity Plan and that this cost would have to be factored into the economics of the transaction. The parties acknowledged the statutory merger, whereby Santa Maria Energy would be merged directly into Hyde Park and the Santa Maria Energy unitholders would receive Hyde Park shares in exchange for their units, was the least complicated transaction to implement. However, a statutory merger would only be deemed a tax-free merger to the Santa Maria Energy unitholders if the Hyde Park shareholders owned less than 20% of the combined entity at closing, and given the relative valuation of the parties it was not expected that this threshold would be met. The parties also had concerns about the UP-C structure. Under this structure, Hyde Park would purchase an equity interest in Santa Maria Energy and the existing unitholders of Santa Maria Energy would have the right to exchange their units for shares in Hyde Park after the merger, which exchange would be a taxable event for the unitholders. Further, the parties determined that the UP-C structure would result in a lower market capitalization for Hyde Park that would potentially impact the availability of investors in the combined company in a potential private equity financing. Next, the parties evaluated the use of a hi-low vote merger to accomplish the business combination. Under this scenario, the Santa Maria Energy unitholders would receive voting stock in Hyde Park that would give them the right to control in excess of 80% of the combined company with certain redemption and forced conversion rights. The structure was reviewed as an alternative to achieve the tax-free nature of a statutory merger. However, it was concluded there was tax risk involved with a hi-low vote merger due to the difference in the relative valuation and control rights of the voting stock owned by the parties.

While each of the other structures reviewed involved less steps to conclude the transaction, because of the negative aspects of those structures, the parties ultimately concluded to pursue a so-called “double dummy” merger structure to facilitate the parties’ tax and other objectives. By utilizing a “double dummy” structure, for tax and accounting purposes, Santa Maria Energy would be deemed to be the accounting acquirer in a reverse merger and recapitalization. Accordingly, Santa Maria Energy’s assets, liabilities and results of operations would become the historical financial statements of the new corporation, and Hyde Park’s assets, liabilities and results of operations would become consolidated with Santa Maria Energy effective as of the closing date of the merger. No step-up in basis for tax purposes or intangible assets would be recorded using this structure, and the entire transaction should not result in any tax liability for either party. Hyde Park and Santa Maria Energy, together with their respective financial advisors, Lazard Frères and Barclays, also negotiated the relative valuation of Hyde Park and Santa Maria Energy during this time. The parties also discussed timing constraints imposed by Hyde Park’s certificate of incorporation and determined to negotiate definitive transaction agreements to facilitate a closing prior to May 1, 2014.

During the process of considering the possible opportunity with Hyde Park, Santa Maria Energy management kept its board of managers informed of developments concerning the opportunity. On October 28, 2013, the Santa Maria Energy board of managers met telephonically to discuss the potential Hyde Park transaction. David Cecil of Lazard Frères and Michael Dillard of Latham & Watkins LLP attended the board meeting for purposes of answering questions regarding Hyde Park and special purpose acquisition corporation transactions generally. Mr. Cecil also gave an update to the board regarding Lazard Frères’ efforts to date to raise growth capital for Santa Maria Energy. During this time, the board of managers discussed the advantages and disadvantages of pursuing the Hyde Park transaction and other options available to the company in order to fulfill its capital needs to effect its recently approved Orcutt Diatomite project and other development plans. Mr. Yates advised the board of managers that he and Laurence Levy were in conversations regarding the terms the Kayne Investors would require related to its preferred membership interests. The board of managers also discussed the need to continue its private equity financing efforts, which had been delayed due to Santa Maria Energy’s ongoing regulatory process, in conjunction with the Hyde Park transaction given the available cash in the Hyde Park trust account as well as the added burdens of becoming a public company. During this meeting, the board of managers reviewed valuation considerations for the proposed transaction with Hyde Park, including Santa Maria Energy’s expected range of year-end 2013 proved reserve amounts. Santa Maria Energy management discussed various valuation methodologies with the board and discounts typically applied for public company transactions as compared to a potential private market transaction for energy deals. The Santa Maria Energy board of managers authorized company management to continue negotiations with Hyde Park regarding a potential business combination transaction.

During November 2013, the parties negotiated the definitive terms of the merger and the Merger Agreement, including the terms of the preferred stock that would be issued to the Kayne Investors upon completion of the merger. On November 6, 2013, the Kayne Investors forwarded proposed terms for treatment of the Kayne preferred stock, which terms included redemption terms, protective provisions (including board representation) and applicable dividend rate. On November 7, 2013, Santa Maria Energy and Hyde Park discussed the terms proposed by the Kayne Investors with emphasis on the protective provisions, and Hyde Park returned its comments to the Kayne Investors. The Kayne Investors discussed with Santa Maria Energy and Hyde Park the nature of the protective provisions and the existing rights held by the Kayne Investors with respect to their preferred membership interests in Santa Maria Energy. The parties also discussed the default rights available to the Kayne Investors in the event the combined company does not comply with the preferred terms. On November 25, 2013, the final terms for the preferred stock were agreed upon and included in the form of Amended and Restated Certificate of Incorporation for Santa Maria Energy Corporation that was attached as an exhibit to the Merger Agreement.

On November 11, 2013, Latham & Watkins LLP delivered an initial draft of a merger agreement to Katten Muchin Rosenman LLP for review and comment. Latham & Watkins LLP also commenced discussions with DLA Piper LLP, legal advisor to the Kayne Investors, regarding the disposition of the Kayne Investors’ preferred membership interests in connection with the merger transaction.

During the first and second weeks of November 2013, Hyde Park and Santa Maria Energy negotiated the enterprise value of Santa Maria Energy in order to derive the common equity value from which the exchange ratio in the merger was ultimately determined. Hyde Park considered Santa Maria Energy’s internal valuation, which was based, in part, on NSAI’s then-available reserve report and, with respect to the Santa Maria Valley and Northwest Casmalia projects, geological reviews and analyses performed by Santa Maria Energy’s technical personnel and limited well data. Hyde Park discussed with Barclays and Petrotech the risks reflected in Santa Maria Energy’s internal valuation as well as the type and magnitude of risk adjustments that Hyde Park could consider in assessing the value of Santa Maria Energy. Based upon such review, and for purposes of negotiating Santa Maria Energy’s enterprise value, Hyde Park determined to apply varying discounting factors to reflect more conservative valuation assumptions than those used in Santa Maria Energy’s internal valuation. Through the application of these more conservative assumptions, which were applied on a sensitivity analysis basis, Hyde Park derived a range of potential enterprise values from $196 million to $284 million. The material adjustments applied by Hyde Park were:

•	Hyde Park assumed a risk factor of 64% for the PUD reserves in the Orcutt Diatomite fields to reflect the potential for greater permitting risk;

•	Hyde Park assumed a 32% risk factor for probable and possible reserves and resource potential in the Orcutt Diatomite field to reflect the potential for greater geological risks that could result in lower than anticipated estimated ultimate recovery values for each of the underlying wells;

•	Hyde Park assumed more conservative future oil prices ($95 per barrel versus the $110 per barrel assumed by Santa Maria Energy); and

•	Hyde Park applied a range of discount rates of 6% to 14% depending upon the reserve or resource category to future cash flows.

Hyde Park, in consultation with its advisors, believed that the foregoing adjustments were justifiable in connection with negotiation of the exchange ratio in the merger. Through negotiations with Santa Maria Energy, the parties agreed upon the mid-point of the range, or $240 million, as the enterprise valuation of Santa Maria Energy for purposes of establishing the exchange ratio in the merger.

On November 12, 2013, Mr. Laurence Levy and Mr. Edward Levy of Hyde Park visited Santa Maria Energy’s corporate offices in connection with its permitting process. On that date, the Santa Barbara County

Board of Supervisors voted to approve a planned development project and related emissions standards. Thereafter, the parties discussed their respective cost estimates as a result of the emissions protocols set in place by the Santa Barbara County Board of Supervisors and finalized the agreed valuation of Santa Maria Energy and the exchange ratio that would be applicable in the merger.

In order to calculate the exchange ratio, Hyde Park and Santa Maria Energy calculated the common equity value of Santa Maria Energy by reducing the negotiated enterprise value to account for approximately $17.1 million of outstanding indebtedness under Santa Maria Energy’s senior credit facility, $75.6 million of other liabilities, including liabilities of approximately $5.4 million under Santa Maria Energy’s phantom equity and profits interest plans, and $50.0 million of face amount outstanding redeemable preferred units. The resulting equity value was then divided by 50 million (the number of common membership units of Santa Maria Energy) and $10.50 (the anticipated minimum price per share of Hyde Park common stock as of the anticipated special meeting date).

The Santa Maria Energy board of managers met two additional times in November, on November 21, 2013 and November 27, 2013, to review progress of the negotiations with Hyde Park and to review drafts of the proposed merger agreement. During these meetings, the board of managers considered factors relating to the determination of the merger consideration to be paid to Hyde Park and its stockholders in connection with the transaction. The factors considered by the board of managers relating to the determination of the appropriate exchange ratio included Santa Maria Energy’s enterprise value based on its most recent reserve report from NSAI plus the company’s current assets and liabilities, including the Kayne Investors’ preferred interests, as compared to the relative assets and liabilities of Hyde Park. The board of managers also reviewed the amounts payable to Santa Maria Energy participants of the Phantom Equity Plan. Under the terms of the Phantom Equity Plan, the transaction with Hyde Park would be deemed a liquidation event requiring cash payments to participants in the plan. Further, the board of managers evaluated the propriety of making reimbursements to Santa Maria Energy management for voluntary salary reductions, which were made in October 2012 (and August 2012 for Mr. Pratt) as a result of the prolonged regulatory process for its 136-well Orcutt Diatomite project, upon the successful closing of a transaction with Hyde Park.

During this time period, discussions between Hyde Park management and Santa Maria Energy management continued. The parties discussed valuation issues, voting agreements and lock-up periods, registration rights, director appointments and terms, minimum cash requirements of Hyde Park and the terms applicable to the Kayne Investors. Additionally, the parties had extensive discussions regarding the terms of a potential private equity financing that would fund the additional capital necessary to fully execute Santa Maria Energy’s development plans for its recently approved Orcutt Diatomite project.

The Merger Agreement was executed by the parties on November 27, 2013. In addition, on November 27, 2013 and in contemplation of the merger and the Merger Agreement, members owning a majority of preferred units and members owning at least a majority of the outstanding common units in Santa Maria Energy approved an amendment to Santa Maria Energy’s amended and restated limited liability agreement, which amendment provides that approval of the merger and the Merger Agreement by Santa Maria Energy unitholders requires the approval of members owning a majority of preferred units and members owning at least 29% of the outstanding common units. An amendment to the Merger Agreement was executed December 13, 2013 to clarify an item related to the calculation of the awards payable pursuant to Santa Maria Energy’s Phantom Equity Plan. When the Phantom Equity Plan was originally adopted, the membership interests of Santa Maria Energy were denominated in percentage interests. Santa Maria Energy subsequently adopted its amended and restated limited liability company agreement that reflects the ownership interests in units, rather than percentage interests. This change required a clarification to the Phantom Equity Plan to achieve the correct payouts based on a unit valuation versus a percentage interest valuation. The amendment to the Merger Agreement did not result in any change to the awards payable under the Phantom Equity Plan or otherwise modify the economics of the merger.

Factors Considered by the Hyde Park Board of Directors in Approving the Merger

Hyde Park’s Board of Directors approved the merger concluding, as discussed below, that the transaction provided Hyde Park’s shareholders with an opportunity to invest in a well-managed business with significant potential upside. The Hyde Park board of directors based its conclusions on its evaluation of Santa Maria Energy through discussions with Santa Maria Energy’s management, representatives of Kayne Anderson and review of financial, legal and operating materials pertaining to Santa Maria Energy and its business. The board of directors also relied on the expertise and advice of various third party consultants and advisors with respect to technical, industry and valuation matters relevant to an investment in Santa Maria Energy and the U.S. oil exploration and production industry in general. These advisors included: Barclays with respect to general business and financial analyses of Santa Maria Energy, PetroTech Resources Company, Inc. with respect to engineering, geological, environmental and other technical aspects of Santa Maria Energy’s properties, and Hollister & Brace PC with respect to regulatory aspects of Santa Maria Energy’s business. Hyde Park’s advisors assisted Hyde Park’s management and board of directors in their assessment and evaluation of Santa Maria Energy’s business and proposed valuation and analysis of related materials provided by Santa Maria Energy with respect to its historic and projected financial performance, the basis of its resource classifications, the technological aspects of its business operations and the legal and regulatory environment in which it operates. None of Hyde Park’s advisors provided Hyde Park with any independent valuations or reports materially related to the merger.

Hyde Park’s board of directors considered whether to retain a third party financial adviser for purposes of evaluating the fairness of the merger and, if appropriate, providing an opinion regarding the fairness of the merger to Hyde Park’s stockholders from a financial point of view, but ultimately determined that, given the experience and knowledge of the members of the Hyde Park board of directors, and the board of directors did not require an opinion of a financial advisor to assist in its evaluation of the proposed transaction. In determining not to seek a third-party fairness opinion with respect to the merger, Hyde Park’s board of directors considered Hyde Park’s limited remaining capital available to it prior to completion of a business combination, the remaining time before Hyde Park’s mandatory May 1, 2014 liquidation date and potential delay in the transaction process that could result from seeking such an opinion. In determining to forego the receipt of a fairness opinion, Hyde Park’s board of directors concluded that its members collectively possessed the requisite experience and knowledge to reach a sound conclusion regarding the fairness and advisability of the merger without obtaining such an opinion. In reaching such conclusion, Hyde Park’s board of directors considered the decades of business and transactional experience collectively possessed by the members of its board. The absence of a third party fairness opinion was not considered by Hyde Park’s board of directors as a material factor in reaching its conclusion as to the fairness of the merger to Hyde Park’s stockholders.

Hyde Park’s board of directors considered a wide variety of factors in connection with its evaluation of the merger. In light of the complexity of those factors, the Hyde Park Board of Directors did not consider it practical to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the Hyde Park board of directors may have given different weight to different factors.

A discussion of the favorable factors supporting Hyde Park’s board of directors determination to approve the merger is set forth below. In determining to approve the merger, Hyde Park’s board of directors also considered the factors discussed under “Risk Factors” elsewhere in this joint proxy statement/prospectus. The factors discussed below together with the factors discussed under “Risk Factors” elsewhere in this joint proxy statement/prospectus constitute all of the material factors considered by Hyde Park’s board of directors in determining to approve the merger.

Hyde Park believes that Santa Maria Energy, and the U.S. oil exploration and production industry in general, are very attractive for a number of reasons, including the following:

•	The potential value of Santa Maria Energy’s proved developed reserves, its productive wells and the potential resources available in its undeveloped properties, in each case as reflected in available reserve reports.

•	The projected capital expenditure that would likely be required to access Santa Maria Energy’s reserves and the belief that all capital expenditures could be financed by the merger, private equity financing, future cash flows and asset-backed debt financing.

•	The belief that the Kayne Investors are well-recognized and highly credible investors in the energy sector, and the fact that the Kayne Investors will continue to hold their substantial investment in Santa Maria Energy (through Santa Maria Energy Corporation) following the merger and retain two seats on Santa Maria Energy Corporation’s board of directors following the merger.

•	Santa Maria Energy has received all necessary permitting approvals from the Santa Barbara Planning Commission as well as the Board of Supervisors to proceed with drilling and operations for 110 wells, mitigating one of the principal risks associated with the investment with respect to Santa Maria Energy’s development plans.

•	Santa Maria Energy has been a proven operator, for a period in excess of nine years, in the northern Santa Barbara County, California, and has deep domain expertise with respect to drilling and operating in accordance with the oil and natural gas industry’s stringent federal, state and local regulatory environments.

•	Santa Maria Energy’s current management team is well seasoned with extensive experience in the oil and natural gas industry and strong knowledge of the California market, and is expected to remain with Santa Maria Energy.

•	The belief that the use of cyclic and continuous steam technology by Santa Maria Energy to exploit its Diatomite resources and the use of conventional and unconventional horizontal drilling to exploit its Monterey resources should allow Santa Maria Energy to maximize its extensive estimated reserves over the next twenty years.

•	Oil produced by Santa Maria Energy will be delivered to an existing oil pipeline by a to-be-constructed pipeline of approximately two miles in length which will be owned outright by Santa Maria Energy. The oil pipeline is expected to cost $1.5 million, which will be provided by the funds received from this transaction. This will eliminate the need to truck oil off-site, likely reducing Santa Maria Energy’s cost structure considerably. Santa Maria Energy has received regulatory entitlement from the County of Santa Barbara to build this pipeline.

•	All water used on-site for steaming operations will be provided in the form of reclamation water sourced from the Laguna County Sanitation District (“LCSD”) and will be delivered to the drilling and production locations via a to-be-built pipeline approximately eight miles in length which will be owned and operated by the LCSD. The pipeline is expected to cost $7.9 million, which will be provided by the funds received from this transaction. Santa Maria Energy has received regulatory entitlement from the County of Santa Barbara to build this pipeline.

•	Hyde Park believes that Santa Maria Energy utilizes appropriate hedging strategies in order to eliminate basis risk for expected oil production and sales over a rolling four year time horizon.

•	NSAI currently provides geological and geoscience services to Santa Maria Energy in the form of periodic reports outlining proved reserves and related forecasted future revenue. Hyde Park believes that NSAI is regarded by the U.S. oil and natural gas industry as the pre-eminent third party independent firm for the provision of geological engineering services. NSAI will continue to be retained by Santa Maria Energy on a post-closing basis in this capacity.

•	Santa Maria Energy’s reputation in the Santa Barbara County community, including among certain environmental groups, as a good corporate citizen.

The 80% Test

Pursuant to the NASDAQ listing rules, Hyde Park’s initial business combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of the balance in Hyde Park’s trust account at the time of the execution of a definitive agreement for such business combination (net of deferred commissions and tax obligations). In connection with its approval of the merger, Hyde Park’s board of directors determined that the fair market value of Santa Maria Energy as of the date of the merger agreement exceeded, by a substantial amount, an amount equal to 80% of the approximately $78,750,000 in Hyde Park’s trust account as of such date, or $63,000,000 (without regard to deferred commissions and tax obligations).

In reaching its conclusion, Hyde Park’s board of directors utilized as the fair market value of Santa Maria Energy the $240,000,000 enterprise valuation of Santa Maria Energy agreed to by the parties in determining the exchange ratio in the merger. In connection with negotiation of the exchange ratio, Hyde Park determined a range of possible values for Santa Maria Energy ($196 million to $284 million) by applying to certain assumptions used in Santa Maria Energy’s PV-10 analysis various discount factors reflective of a more conservative view of the regulatory permitting and geological risks associated with realizing Santa Maria Energy’s PV-10, as well as future oil sales prices. The $240,000,000 enterprise valuation upon which the exchange ratio in the merger is based was ultimately the product of negotiations between the parties. For additional information regarding the discounts applied by Hyde Park to determine a range of possible values, see “—Background of the Merger.”

Factors Considered by the Santa Maria Energy Board of Managers in Approving the Merger

The Santa Maria Energy board of managers, acting with the advice and assistance of Latham & Watkins LLP and Lazard Frères as advisors, evaluated the Merger Agreement, and the transactions contemplated by the Merger Agreement. In approving the Merger Agreement, and declaring them to be advisable, fair to, and in the best interests of, the unitholders of Santa Maria Energy, and in recommending that Santa Maria Energy’s unitholders approve and adopt the Merger Agreement, the Santa Maria Energy board of managers considered a number of factors. A description of these factors is set forth below.

In the course of evaluating the terms of the merger, the Santa Maria Energy board of managers consulted with management, financial advisors and legal advisors and, in reaching its decision, considered the following material factors, each of which it believed supported its approval of the Merger Agreement:

•	the cash position of Hyde Park, including that at least $40.0 million of cash in Hyde Park’s trust account would be available to Santa Maria Energy Corporation for working capital and business development needs;

•	general industry, economic and market conditions, both on a historical and on a prospective basis;

•	the option to continue to operate on a stand-alone basis and pursue only a private placement of securities to raise capital to pursue its development plans;

•	the risks associated with such strategic alternatives, compared with the opportunity for Santa Maria Energy unitholders to receive stock of Santa Maria Energy Corporation, a public company;

•	the implied valuation of the combined company and the percentage ownership of Santa Maria Energy Corporation held by Santa Maria Energy unitholders as a result of the merger;

•	Santa Maria Energy’s ability to raise additional capital through equity financing or to become a public company through other methods;

•	the opportunity for Santa Maria Energy’s unitholders to realize substantial value based on the receipt of 0.2857 shares of Santa Maria Energy Corporation common stock for each common unit of Santa Maria Energy they hold upon the merger;

•	the fact that Santa Maria Energy Corporation shares will be listed on The NASDAQ Capital Market, offering increased liquidity to Santa Maria Energy unitholders;

•	the financial and other terms and conditions of the Merger Agreement as reviewed by the Santa Maria Energy board of managers (see “Merger Agreement”) and the fact that such terms and conditions are reasonable, customary and were the product of arm’s-length negotiations between the parties;

•	the Santa Maria Energy board of managers’ belief that it obtained the highest consideration per unit that Hyde Park was willing to agree to, taking into account the terms resulting from extensive negotiations between the parties;

•	the Santa Maria Energy board of managers’ understanding of the current state of the capital markets;

•	the likelihood that the merger will be consummated in light of the limited conditions to Hyde Park’s obligations to complete the merger, including lack of necessary regulatory approvals.

The Santa Maria Energy board of managers also considered the following risks and other potentially negative factors concerning the Merger Agreement and the merger:

•	the risk that the merger may not be completed in a timely manner or at all;

•	the possibility that, although the merger provides Santa Maria Energy unitholders the opportunity to receive Santa Maria Energy Corporation shares at an implied valuation, the price of Santa Maria Energy Corporation shares may decrease significantly after the consummation of the merger;

•	the risks and costs to Santa Maria Energy if the merger does not close, including the diversion of management and employee attention, potential employee attrition, the potential effect on business relationships, and the transaction costs, including legal fees, incurred in connection with the merger;

•	the fact that Santa Maria Energy entered into the Merger Agreement with a “blank check” corporation organized to effect a business combination with one or more businesses;

•	the restrictions on the conduct of Santa Maria Energy’s business prior to the consummation of the merger, requiring Santa Maria Energy to conduct its business only in the ordinary course, subject to specific limitations or Hyde Park’s consent, which may delay or prevent Santa Maria Energy from undertaking business opportunities that may arise pending consummation of the merger;

•	the interests of Santa Maria Energy’s significant unitholders, managers and executive officers in the merger (see “The Merger—Interests of Santa Maria Energy Managers, Officers and Others in the Merger”);

•	the early stage nature of Santa Maria Energy would likely result in public company status as a micro-cap that could impact trading and analyst coverage;

•	the additional costs associated with being a public company;

•	the impact of the transaction with Hyde Park on Santa Maria Energy’s regulatory process for its Orcutt Diatomite project;

•	the complexities and costs associated with the proposed “double dummy” merger structure;

•	the relative dilution to the existing members of Santa Maria Energy as a result of the merger transaction with Hyde Park and the contemplated Private Equity Financing;

•	the risk that Hyde Park may not have the minimum required cash of $40 million in its trust account at closing in the event there are a substantial number of conversions by IPO shareholders; and

•	the fact that Hyde Park must conclude a transaction no later than May 1, 2014 and possible delays outside the parties’ control that could result during the process that could cause the transaction to fail regardless of the parties’ efforts.

The foregoing discussion of the information and factors considered by the Santa Maria Energy board of managers is not intended to be exhaustive, but includes the material factors considered by the Santa Maria Energy board of managers, including the substantive and procedural factors considered. In view of the variety of factors considered in connection with its evaluation of the merger, the Santa Maria Energy board of managers did not find it practicable to quantify, and did not quantify, or otherwise assign relative weights to, the specific factors considered in reaching its conclusion. In addition, each of the members of the Santa Maria Energy board of managers applied his own personal business judgment to the process and may have given differing weights to different factors. In arriving at their recommendation, the members of the Santa Maria Energy board of managers also considered the interests that certain executive officers of Santa Maria Energy may have with respect to the merger that differ from, or are in addition to, their interests as unitholders generally, as described below under “Interests of Santa Maria Energy Managers, Officers and Others in the Merger.” Santa Maria Energy’s board of managers realized there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board of managers concluded the potential positive factors outweighed the potential risks of entering into the merger.

Unaudited Prospective Financial and Operating Information Provided to Hyde Park Management

Santa Maria Energy does not intend as a matter of course to make public long-term projections as to its future revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Santa Maria Energy is including the following summary of the unaudited prospective financial and operating information because this information was made available to Hyde Park management in connection with its evaluation of the merger. The inclusion of this information should not be regarded as an indication that Santa Maria Energy or Hyde Park or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

Neither Santa Maria Energy’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Santa Maria Energy’s independent registered public accounting firm’s report included in this prospectus relates to historical financial information. It does not extend to prospective financial information and should not be read to do so.

The unaudited prospective financial and operating information prepared by the management of Santa Maria Energy was, in general, prepared for its internal use and the anticipated Private Equity Financing and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Hyde Park stockholders and Santa Maria Energy unitholders are urged to review the section of this joint proxy statement/prospectus entitled “Risk Factors.” See also “Cautionary Statement Regarding Forward-Looking Statements.” The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial and operating information. In addition, the unaudited prospective financial and operating information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Santa Maria Energy. Furthermore, the following unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. For the purposes of the tables set forth below, EBITDA is generally the amount of the relevant company’s earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses for a specified time period.

The following table reflects the material unaudited prospective financial and operating data regarding Santa Maria Energy provided to Hyde Park and its board of directors in connection with its evaluation of the merger. The data reflects certain oil and gas pricing assumptions reviewed and discussed with Santa Maria Energy management.

	2013	2014	2015	2016	2017
Daily production (Boed)	367	568	3,546	5,808	4,740
EBITDA ($ in millions)	$0.7	$2.0	$65.8	$110.7	$73.5
Capital Expenditures ($ in millions)	$4.5	$105.9	$138.8	$71.4	$267.5
Pricing Assumptions:
Oil price ($/Bbl)	$101.93	$97.22	$91.10	$88.11	$85.28

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial and operating information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial and operating information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Santa Maria Energy and will be beyond the control of Santa Maria Energy Corporation following the merger. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial and operating information, whether or not the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial and operating information reflects numerous assumptions and estimates as to future events made by Santa Maria Energy management that it believed were reasonable at the time the unaudited prospective financial and operating information was prepared. The above unaudited prospective financial and operating information does not give effect to the merger or the related transactions. Hyde Park stockholders and Santa Maria Energy unitholders are urged to review the section entitled “Additional Information About Santa Maria Energy—Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of Santa Maria Energy’s reported results of operations and financial condition and capital resources.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial and operating information set forth above. No representation is made by Santa Maria Energy Corporation, Hyde Park, Santa Maria Energy, their respective financial advisors or any other person to any Hyde Park stockholder or Santa Maria Energy unitholder regarding the ultimate performance of Santa Maria Energy compared to the information included in the above unaudited prospective financial and operating information. The inclusion of unaudited prospective financial and operating information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial and operating information will be an accurate prediction of future events, and such information should not be relied on as such.

Directors and Executive Officers of Santa Maria Energy Corporation Following Consummation of the Merger

Upon consummation of the merger, selected members of the board of managers and the current officers of Santa Maria Energy are expected to assume or continue their current positions at Santa Maria Energy Corporation. David Pratt, David Iverson, Richard R. Powell Jr. and Charles Yates III, current members of Santa Maria Energy’s board of managers will be members of the board of directors of Santa Maria Energy Corporation. In addition, Laurence S. Levy and Edward Levy (each of whom is currently a director of Hyde Park) and a third individual designated by Hyde Park, will be directors of Santa Maria Energy Corporation. If the merger is completed, the directors and executive officers of Santa Maria Energy Corporation will be as follows:

Name	Age	Position
David Pratt	56	Chief Executive Officer and President and Director
Kevin McMillan	55	Executive Vice President, Chief Financial Officer and Treasurer
Beth Marino	44	Executive Vice President, General Counsel and Secretary
Kevin Yung	37	Executive Vice President, Operations
Laurence S. Levy	57	Director
Edward Levy	50	Director
David Iverson	48	Director
Richard R. Powell Jr.	59	Director
Hyde Park Designee	—	Director
Charles Yates III	45	Director

Mr. Pratt and Laurence S. Levy are the current directors of Santa Maria Energy Corporation. Information about Santa Maria Energy Corporation’s officers and directors can be found in the sections entitled “Additional Information About Hyde Park” and “Additional Information About Santa Maria Energy.”

The Santa Maria Energy Corporation Board of Directors and Election of Directors

Upon consummation of the merger, Santa Maria Energy Corporation’s board of directors will have seven members. Pursuant to NASDAQ rules, within a year of the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, Santa Maria Energy Corporation’s board of directors must consist of a majority of independent directors. Santa Maria Energy Corporation intends to be in compliance with these rules. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, an employee of the company and that neither the director nor any of his family members has engaged in various types of business dealings with the company. In addition, as required by NASDAQ rules, the board of directors will make a subjective determination as to each independent director that no relationships exist, which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the applicable NASDAQ rules, Santa Maria Energy Corporation is permitted to phase in its compliance with the independent audit committee requirements set forth in NASDAQ Marketplace Rule 5605(c)(2)(A)(ii) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, which requires (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Santa Maria Energy Corporation’s board of directors will be divided into three classes, with each class serving a three-year term and until the successors of each such class have been elected and qualified, provided that the initial term for certain classes of directors will be one, two or three years, depending on the class. Messrs. Pratt and                      will serve as Class I directors, and their initial term of office will expire at the 2015 annual stockholders meeting. Messrs. Iverson and Edward Levy will serve as Class II directors, with an initial term of office expiring at the 2016 annual meeting. Messrs. Powell, Yates and Laurence S. Levy will serve as Class III directors, with an initial term of office expiring at the 2017 annual meeting. Pursuant to applicable NASDAQ rules, the board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, the principal duties of which are described below.

Upon consummation of the merger, there will be no family relationships among any of Santa Maria Energy Corporation’s directors and executive officers (Edward Levy and Laurence S. Levy are not related).

Leadership Structure of the Board

Santa Maria Energy Corporation’s amended and restated bylaws and corporate governance guidelines as of the consummation of the merger will provide the board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of Santa Maria Energy Corporation. At the consummation of the merger, Mr. Powell will serve as Chairman of the Board. Mr. Pratt, the current Chief Executive Officer of Santa Maria Energy Corporation will continue to serve in that role upon the consummation of the merger and will also serve as a director.

The board of directors of Hyde Park and the board of managers for Santa Maria Energy have concluded that Santa Maria Energy Corporation’s current leadership structure is appropriate at this time. However, the board of directors will continue to periodically review its leadership structure and may make such changes in the future as it deems appropriate.

Role of the Board in Risk Oversight

One of the key functions of the board of directors is informed oversight of its risk management process. The board of directors will not have a standing risk management committee, but rather will administer this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, the board of directors will be responsible for monitoring and assessing strategic risk exposure and the audit committee will have the responsibility to consider and discuss Santa Maria Energy Corporation’s major financial risk exposures and the steps Santa Maria Energy Corporation’s management will take to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The nominating and corporate governance committee will monitor the effectiveness of Santa Maria Energy Corporation’s corporate governance practices. The compensation committee will assess and monitor whether any of Santa Maria Energy Corporation’s compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

Audit Committee

The audit committee’s duties, which are specified in a charter for the committee to be adopted by the board of directors, include the following:

•	serving as an independent and objective party to monitor the financial reporting process, audits of financial statements and internal control system;

•	reviewing and appraising the audit efforts of Santa Maria Energy Corporation’s independent registered public accounting firm and internal finance department;

•	reviewing Santa Maria Energy Corporation’s accounting policies;

•	reviewing auditor independence;

•	providing an open avenue of communications among Santa Maria Energy Corporation’s independent registered public accounting firm, senior management, internal finance department and board of directors; and

•	overseeing compliance with the related party transactions policy which will be adopted by the board of directors.

The audit committee will be required to report regularly to the board of directors to discuss any issues that arise with respect to the quality or integrity of Santa Maria Energy Corporation’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of its independent registered accounting firm, or the performance of the internal audit function. Upon the listing of Santa Maria Energy Corporation’s common stock on NASDAQ, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

The compensation committee will have the authority to review and approve policies relating to compensation and benefits of Santa Maria Energy Corporation’s officers and employees. The compensation committee will have the authority to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives and approve the compensation of these officers based on such evaluations. The compensation committee will also have the authority to review and approve the issuance of equity-based awards under the Santa Maria Energy Corporation 2014 Equity Incentive Award Plan. The compensation committee will also review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. Upon the listing of Santa Maria Energy Corporation’s common stock on NASDAQ, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing Santa Maria Energy Corporation’s corporate governance policies and reporting and making recommendations to the board of directors concerning governance matters. Upon the listing of Santa Maria Energy Corporation’s common stock on NASDAQ, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Other Committees

Pursuant to Santa Maria Energy Corporation’s bylaws that will be in effect at the consummation of the merger, the board of directors will have the right, from time to time, to establish other committees to facilitate the management of its business and operations.

Compensation Committee Interlocks and Insider Participation

None of Santa Maria Energy Corporation’s executive officers following the consummation of the merger served as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving on Santa Maria Energy Corporation’s board of directors or on the compensation committee of Santa Maria Energy Corporation’s board of directors.

Code of Business Conduct and Ethics

Upon the listing of Santa Maria Energy Corporation’s common stock on NASDAQ, the board of directors will adopt a written code of business conduct and ethics that applies to Santa Maria Energy Corporation’s directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the consummation of the merger, Santa Maria Energy Corporation will post a current copy of the code on its website,                     . In addition, Santa Maria Energy Corporation intends to post on its website all disclosures that are required by law or the listing standards of NASDAQ concerning any amendments to, or waivers from, any provision of the code. The reference to Santa Maria Energy Corporation’s website address does not constitute incorporation by reference of the information contained at or available through the website, and you should not consider it to be a part of this joint proxy statement/prospectus.

Director Compensation

It is anticipated that non-employee directors of Santa Maria Energy Corporation will receive a combination of cash and equity-based awards as annual compensation for service on the board of directors and any of its committees. Directors will also be reimbursed for out-of-pocket expenses incurred in connection with their duties as directors.

Employment Agreements

None of the individuals who will serve as executive officers of Santa Maria Energy Corporation following the merger are currently parties to employment agreements with Santa Maria Energy.

Santa Maria Energy Corporation 2014 Equity Incentive Award Plan

Prior to the consummation of the merger, Santa Maria Energy Corporation intends to adopt the 2014 Equity Incentive Award Plan (the “2014 Incentive Award Plan”), subject to approval by its stockholders prior to the closing. The principal purpose of the 2014 Incentive Award Plan is to promote the success and enhance the value of Santa Maria Energy Corporation by linking the individual interests of its directors, employees and consultants to those of its stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to stockholders. The material terms of the 2014 Incentive Award Plan, as it is currently contemplated, are summarized below.

Share Reserve

An aggregate of                  shares of Santa Maria Energy Corporation common stock (the “Share Limit”) are reserved for issuance pursuant to awards granted under the 2014 Incentive Award Plan.

If an award under the 2014 Incentive Award Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2014 Incentive Award Plan. However, the following shares may not be used again for grant under the 2014 Incentive Award Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options. To the extent permitted under applicable law, awards that provide for the delivery of shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such awards provide for forfeiture or cash settlement to the extent that insufficient shares remain under the Share Limit at the time that shares would otherwise be issued in respect of such award.

Awards granted under the 2014 Incentive Award Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which Santa Maria Energy Corporation enters into a merger or similar corporate transaction will not reduce the shares available for grant under the 2014 Incentive Award Plan. The maximum number of shares of common stock that may be subject to one or more awards granted to any participant pursuant to the 2014 Incentive Award Plan during any calendar year will be                  shares, the maximum amount that may be paid under a cash award pursuant to the 2014 Incentive Award Plan to any one participant during any calendar year period will be $        , and the maximum number of shares of common stock that may be subject to one or more awards granted to any non-employee director pursuant to the 2014 Incentive Award Plan during any calendar year will be                  shares. To the

extent required by Section 162(m) of the Code, shares subject to awards which are canceled will continue to be counted against the foregoing award limits. However, the foregoing limitations shall not apply until the earliest of the following events to occur after the date on which Santa Maria Energy Corporation becomes a publicly traded company: (a) the first material modification of the 2014 Incentive Award Plan (including any increase in the Share Limit); (b) the issuance of all of the shares reserved for issuance under the 2014 Incentive Award Plan; (c) the expiration of the 2014 Incentive Award Plan; (d) the first meeting of stockholders at which members of the board of directors of Santa Maria Energy Corporation are to be elected that occurs after the first calendar year following the calendar year in an equity security of Santa Maria Energy Corporation was first registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code.

Administration.

Santa Maria Energy Corporation’s board of directors will administer the 2014 Incentive Award Plan with respect to awards granted to non-employee directors and Santa Maria Energy Corporation’s compensation committee will administer the 2014 Incentive Award Plan with respect to awards granted to other participants. The board or compensation committee may delegate its duties and responsibilities to committees of directors and/or officers, subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules. The plan administrator must consist of at least two members of Santa Maria Energy Corporation’s board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange on which shares of common stock are traded. Subject to the terms and conditions of the 2014 Incentive Award Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2014 Incentive Award Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2014 Incentive Award Plan.

Eligibility

Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2014 Incentive Award Plan may be granted to officers, employees and consultants of Santa Maria Energy Corporation and certain of its affiliates. Awards also may be granted to Santa Maria Energy Corporation’s directors. Only employees of Santa Maria Energy Corporation or certain of its subsidiaries may be granted incentive stock options.

Awards

The 2014 Incentive Award Plan provides for the grant of stock options (including incentive stock options, or ISOs, and nonqualified stock options, or NSOs), SARs, restricted stock, restricted stock units, or RSUs, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2014 Incentive Award Plan. Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

•

Stock Options. Stock options provide for the right to purchase shares of Santa Maria Energy Corporation common stock in the future at a specified price that is established on the date of grant. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of

ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	Restricted Stock. Restricted stock is an award of nontransferable shares of common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and, except with respect to performance vesting awards, will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units. RSUs are contractual promises to deliver shares of common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•	Deferred Stock Awards. Deferred stock awards represent the right to receive shares of Santa Maria Energy Corporation common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued.

•	Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of any SAR granted under the 2014 Incentive Award Plan must be at least 100% of the fair market value of a share of Santa Maria Energy Corporation common stock on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions. SARs under the 2014 Incentive Award Plan will be settled in cash or shares of Santa Maria Energy Corporation common stock, or in a combination of both, as determined by the administrator.

•	Dividend Equivalents. Dividend equivalents represent the value of the dividends, if any, per share paid by Santa Maria Energy Corporation, calculated with reference to the number of shares covered by the award. Dividend equivalents generally are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator, and may be settled in cash or shares as determined by the plan administrator. Dividend equivalents with respect to an award with performance-based vesting that are based on dividends paid prior to the vesting of such award shall only be paid out to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests.

•	Performance Shares. Performance shares are contractual rights to receive shares of common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards.

•	Stock Payments. Stock payments are awards of fully-vested shares of common stock that may, but need not, be granted in lieu of all or any part of compensation, including base salary, bonus or fees that would otherwise be payable in cash to the recipient.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a publicly-held corporation may take in respect of compensation paid to its “covered employees” (which generally includes the corporation’s chief executive officer and next three most highly compensated employees other than the chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under a special transition rule for private companies that become publicly held, Santa Maria Energy Corporation does not expect Section 162(m) of the Code to apply to certain awards under the 2014 Incentive Award Plan until the earliest to occur of (1) the annual stockholders’ meeting at which members of its board of directors are to be elected that occurs after the close of the first calendar year following the calendar year in which occurred the first registration of its equity securities under Section 12 of the Exchange Act; (2) a material modification of the 2014 Incentive Award Plan; (3) the exhaustion of the share supply under the 2014 Incentive Award Plan; or (4) the expiration of the 2014 Incentive Award Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by the compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2014 Incentive Award Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating income, earnings or profit (either before or after taxes); (6) cash flow (including, but not limited to, cash flow return on investments, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) reserves replacement; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of platform common stock; (20) regulatory body approval for development plans; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) capital expenditures; (26) production targets; (27) comparisons with other stock market indices; (28) operating efficiency; (29) safety record; (30) employee satisfaction; (31) research and development achievements; (32) financing and other capital raising transactions; (33) recruiting and maintaining personnel; and (34) year-end cash, any of which may be measured either in absolute terms for Santa Maria Energy Corporation or any of its operating units or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

The 2014 Incentive Award Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards. Such adjustments may include one or more of the following: (1) items related to a change in accounting principle; (2) items relating to financing activities; (3) expenses for restructuring or productivity initiatives; (4) other non-operating items; (5) items related to acquisitions; (6) items attributable to the business operations of any entity acquired by Santa Maria Energy Corporation during the applicable performance period; (7) items related to the sale or disposition of a business or segment of a business; (8) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (9) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the applicable performance period; (10) any other items of significant income or expense which are determined to be appropriate adjustments; (11) items relating to unusual or extraordinary corporate transactions, events or developments, (12) items related to amortization of acquired intangible assets; (13) items that are outside the scope of the company’s core, on-

going business activities; (14) items related to acquired in-process research and development; (15) items relating to changes in tax laws; (16) items relating to major licensing or partnership arrangements; (17) items relating to asset impairment charges; (18) items relating to gains or losses for litigation, arbitration and contractual settlements; or (19) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Certain Transactions

The plan administrator has broad discretion to take action under the 2014 Incentive Award Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting Santa Maria Energy Corporation’s common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with Santa Maria Energy Corporation’s stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2014 Incentive Award Plan and outstanding awards. In the event of a change in control of Santa Maria Energy Corporation (as defined in the 2014 Incentive Award Plan), to the extent that the surviving entity declines to assume or substitute for outstanding awards or it is otherwise determined that awards will not be assumed or substituted, the plan administrator may cause the awards to become fully vested and exercisable in connection with the transaction. If an award vests and, as applicable, is exercised in lieu of assumption or substitution in connection with a change in control, the award will terminate upon the change in control.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by Santa Maria Energy Corporation to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2014 Incentive Award Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2014 Incentive Award Plan, the plan administrator may, in its discretion, accept cash or check, shares of common stock that meet specified conditions, a market sell order or such other consideration as it deems suitable.

Amendment and Termination

Santa Maria Energy Corporation’s board of directors may terminate, amend or modify the 2014 Incentive Award Plan at any time. However, Santa Maria Energy Corporation must generally obtain stockholder approval to increase the number of shares available under the 2014 Incentive Award Plan (other than in connection with certain corporate events, as described above), to reprice options or SARs, or to cancel any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. In addition, no amendment, suspension or termination of the 2014 Incentive Award Plan may, without the consent of the holder, materially and adversely affect any rights or obligations under any award previously granted, unless the award itself otherwise expressly so provides. No award may be granted pursuant to the 2014 Incentive Award Plan after the tenth anniversary of the effective date of the 2014 Incentive Award Plan. Any award that is outstanding on the termination date of the 2014 Incentive Award Plan will remain in force according to the terms of the 2014 Incentive Award Plan and the applicable award agreement.

Interests of Hyde Park Directors, Officers and Others in the Merger

When you consider the recommendation of Hyde Park’s board of directors in favor of approval of the merger proposal and the adjournment proposal, you should keep in mind that Hyde Park sponsors, including its directors and executive officers, have interests in such proposals that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	If the merger or another business combination is not consummated by May 1, 2014, Hyde Park will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding IPO shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 1,875,000 shares held by Hyde Park’s sponsors, including its officers and directors, which were acquired for an aggregate purchase price of $25,000 prior to Hyde Park’s initial public offering, would be worthless because Hyde Park’s sponsors are not entitled to participate in any redemption distribution with respect to such shares. Such shares had an aggregate market value of approximately $19,668,750 based upon the closing price of $10.49 per share on NASDAQ on February 14, 2014.

•	Hyde Park’s sponsors, including its officers and directors, also purchased 693,750 shares of common stock from Hyde Park for an aggregate purchase price of $6,937,500 (or $10.00 per share). These purchases took place in a private placement basis simultaneously with the consummation of the initial public offering. All of the proceeds Hyde Park received from these purchases were placed in the trust account. If the merger or another business combination is not consummated by May 1, 2014, these shares would be worthless because Hyde Park’s sponsors are not entitled to participate in any redemption distribution with respect to such shares. These privately placed shares had an aggregate market value of approximately $7,277,438 based on the closing price of $10.49 per share on NASDAQ on February 14, 2014.

•	If Hyde Park is unable to complete the merger or another business combination by May 1, 2014, Hyde Park’s officers will be jointly and severally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Hyde Park for services rendered or contracted for or products sold to Hyde Park, but only if such a vendor or target business has not executed such a waiver.

•	Hyde Park’s sponsors, including its officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Hyde Park’s behalf, such as identifying and investigating possible business targets and business combinations. These individuals have negotiated the repayment of any such expenses upon consummation of the merger. However, if Hyde Park fails to consummate the merger or another business combination by May 1, 2014, they will not have any claim against the trust account for reimbursement. As of December 31, 2013, Hyde Park’s sponsors, including its officers and directors, and their affiliates had not incurred any reimbursable expenses.

•	If the merger is consummated, Laurence S. Levy will continue to serve, and Edward Levy will be appointed to serve, on the board of directors of Santa Maria Energy Corporation and will be entitled to compensation payable to non-employee directors of Santa Maria Energy Corporation. It is anticipated that non-employee directors of Santa Maria Energy Corporation will receive a combination of cash and equity-based awards as annual compensation for service on the board of directors of Santa Maria Energy Corporation and any of its committees. Directors will also be reimbursed for out-of-pocket expenses incurred in connection with their duties as directors.

At any time prior to the Hyde Park special meeting, during a period when they are not then aware of any material nonpublic information regarding Hyde Park or its securities, Hyde Park’s sponsors and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of

Hyde Park common stock or to not demand conversion rights. The funds for any such purchases will either come from cash available to such purchasing parties or from third-party financing, none of which has been sought at this time. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Hyde Park initial stockholders for nominal value. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the IPO shares represented in person or by proxy and entitled to vote at the special meeting vote to approve the merger proposal and that Hyde Park satisfies the requirement under the Merger Agreement that it shall have at least $40 million in its trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders, where it appears that such requirements would otherwise not be met.

Entering into any such arrangements may have a depressive effect on Hyde Park common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares such stockholder owns, either prior to or immediately after the special meeting. If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the merger proposal and the adjournment proposal to be presented at the special meeting and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that Hyde Park will maintain at least $40 million in its trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders. As of the date of this joint proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Hyde Park will file a Current Report on Form 8-K to disclose any arrangements entered into or additional significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

None of Hyde Park’s executive officers is party to an agreement with Hyde Park, or participates in any Hyde Park plan, program or arrangement, that provides for payments or benefits based on or that otherwise relate to the consummation of the merger.

Interests of Santa Maria Energy Managers, Officers and Others in the Merger

When you consider the recommendation of Santa Maria Energy’s board of managers in favor of approval of the merger proposal and the other proposals, you should keep in mind that Santa Maria Energy’s managers and officers have interests in such proposals that are different from, or in addition to, your interests as a unitholder. These interests include, among other things:

•

Three of Santa Maria Energy’s officers, including the president who is also a manager, hold phantom equity units (“Santa Maria Energy Phantom Equity Units”) granted under the Amended and Restated Santa Maria Pacific Holdings, LLC 2008 Phantom Equity Plan, as amended from time to time (the “Santa Maria Energy Phantom Equity Plan”). Under the Merger Agreement, at the Santa Maria Energy Effective Time (as defined below), each award of Santa Maria Energy Phantom Equity Units that is outstanding immediately prior to the Santa Maria Energy Effective Time will vest in full and will be terminated and canceled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the number of Santa Maria Energy Phantom Equity Units subject to such award immediately prior to the Santa Maria Energy Effective Time, and (ii) the Fair Market Value (as defined in the Santa Maria Energy Phantom Equity Plan and which will include an adjustment for the repayment of $50,000,000 of capital invested in Santa Maria Energy) of a Membership Unit (as defined in the Santa Maria Energy Phantom Equity Plan) as of immediately prior to the Santa Maria Energy Effective Time (the “Santa Maria Energy Phantom Equity Consideration”), less any applicable withholding taxes. For purposes of the Santa Maria Energy Phantom Unit Plan, one Membership Unit corresponds to 0.01% of the fair market value of Santa Maria Energy as determined by its board of managers. See “Santa Maria Energy Proposals—The Santa Maria Energy Merger-Related Compensation Proposal.”

•	Subject to his continued employment with Santa Maria Energy or a subsidiary thereof until at least immediately prior to the Santa Maria Energy Effective Time, Santa Maria Energy will pay to Kevin McMillan, Santa Maria Energy’s VP—Finance and Administration and the principal financial officer of Santa Maria Energy Corporation, a transaction bonus in cash equal to the amount Mr. McMillan would have been entitled to receive under the Santa Maria Energy Phantom Equity Plan had he held an award of twenty (20) fully vested Santa Maria Energy Phantom Equity Units immediately prior to the Santa Maria Energy Effective Time, less applicable withholding taxes. Additionally, Mr. McMillan currently holds 1,000,000 profits interest units in Santa Maria Energy, which will be terminated in connection with the merger (without payment therefor) pursuant to the Merger Agreement and a profits interest units cancellation agreement entered into by Santa Maria Energy and Mr. McMillan.

•	Subject to their continued employment until at least immediately prior to the Santa Maria Energy Effective Time, the compensation committee of Santa Maria Energy’s board of managers has approved discretionary payments to certain employees, including most of its officers, in connection with the consummation of the merger in order to compensate the employees for salary reductions that took effect in August 2012 or October 2012, as applicable. See “Santa Maria Energy Proposals—The Santa Maria Energy Merger-Related Compensation Proposal.”

•	Santa Maria Energy has a nine-person board of managers. Each of the managers, two of whom are officers, beneficially owns common units in Santa Maria Energy through their respective affiliates. All of these units will be exchanged for shares of Santa Maria Energy Corporation common stock in the merger. These managers and officers will also be subject to an agreed-upon lock-up period after which they will have freely tradable shares of Santa Maria Energy Corporation common stock.

•	The Kayne Investors, who have designated two representatives on the board of managers of Santa Maria Energy, also own preferred units in Santa Maria Energy that give them certain control and preferential payment rights. As a result of the merger, the Kayne Investors will receive preferred stock in Santa Maria Energy Corporation in exchange for their Santa Maria Energy preferred units. The preferred stock of Santa Maria Energy Corporation held by the Kayne Investors will contain certain control and preferential payment rights. In addition, the accrued dividends on the Kayne Investors’ preferred units and $1.5 million of guaranty fees associated with the Kayne Guaranty will convert into common units immediately preceding the consummation of the merger. The Kayne Investors will be subject to an agreed-upon lock-up period after which they will have freely tradable shares of Santa Maria Energy Corporation common stock.

•	Each of the officers of Santa Maria Energy, including David Pratt and Ramon Elias who are also Santa Maria Energy managers, participate in Santa Maria Energy’s Incentive Compensation Plan (“ICP”). The ICP provides for the annual payment of cash bonuses to the extent Santa Maria Energy meets established performance criteria. It is likely that as a result of the merger, the performance criteria for 2013 will be met and cash payments will be made to Santa Maria Energy officers according to the terms of the ICP. The ICP payments payable to all officers could range from approximately $0 to $580,000.

•	If the merger is consummated, Messrs. Yates, Iverson and Powell will be appointed to serve on the board of directors of Santa Maria Energy Corporation and will be entitled to compensation payable to non-employee directors of Santa Maria Energy Corporation. It is anticipated that non-employee directors of Santa Maria Energy Corporation will receive a combination of cash and equity-based awards as annual compensation for service on the board of directors of Santa Maria Energy Corporation and any of its committees. Directors will also be reimbursed for out-of-pocket expenses incurred in connection with their duties as directors.

Appraisal or Dissenters Rights

So long as shares of Santa Maria Energy Corporation common stock become approved for listing on the NASDAQ, no appraisal or dissenters rights will be available under the DGCL to the stockholders of Hyde Park in connection with the merger proposal. No appraisal or dissenters rights are available under the DLLCA or the limited liability company agreement of Santa Maria Energy for the unitholders of Santa Maria Energy in connection with the merger proposal.

If the Santa Maria Energy Corporation common stock is not approved for listing on the NASDAQ, holders of Hyde Park common stock who do not vote in favor of the proposal to adopt the Merger Agreement and the transactions contemplated by the Merger Agreement and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL will have the right to have the fair value of their shares of Hyde Park common stock at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Court of Chancery of the State of Delaware (the “Court of Chancery”) and to receive payment based upon that valuation, together with a fair rate of interest, in lieu of the Hyde Park Merger Consideration.

The following is intended as a brief summary of the material provisions of Section 262 of the DGCL required to be followed by a Hyde Park stockholder in order to perfect appraisal rights. This summary, however, is not a complete statement of law pertaining to appraisal rights under Section 262 of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Annex D to this joint proxy statement/prospectus. The perfection and exercise of appraisal right requires strict and timely adherence to the applicable provisions of the DGCL. Failure to follow the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. All references in this summary to a “stockholder” are to the record holder of Hyde Park common stock on the record date for the Hyde Park special meeting unless otherwise indicated.

If a stockholder wishes to consider exercising his or her appraisal rights, they should carefully review the text of Section 262 of the DGCL contained in Annex D hereto carefully and should consult a legal advisor since failure to timely and properly comply with the requirements of Section 262 of the DGCL may result in the loss of appraisal rights under the DGCL. All demands for appraisal must be received prior to the vote on the proposal to adopt the Merger Agreement at the Hyde Park special meeting and should be addressed to Hyde Park Acquisition Corp. II, 500 Fifth Avenue, 50th floor, New York, New York 10110, Attention: Laurence S. Levy, and should be executed by, or on behalf of, the record holder of the shares of Hyde park common stock. Holders of Hyde Park common stock who desire to exercise their appraisal rights must not vote in favor of the proposal to adopt of the Merger Agreement and the transactions contemplated by the Merger Agreement and must continuously hold their shares of Hyde Park common stock through the effective date of the merger.

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of the Hyde Park special meeting, the corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the notice required by Section 262 of the DGCL to the holders of Hyde Park common stock and a copy of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex D.

If a stockholder wishes to exercise appraisal rights, it must not vote for the proposal to adopt the Merger Agreement and must deliver to Hyde Park, before the vote on the proposal to adopt the Merger Agreement, a written demand for appraisal of his or her shares of Hyde Park common stock. If a proxy card is signed and returned that does not contain voting instructions or a proxy is submitted by telephone or through the Internet that does not contain voting instructions, the stockholder will effectively waive his or her appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted in favor of the proposal to adopt the Merger Agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must either vote against the proposal to adopt the Merger Agreement or abstain from voting on the proposal to adopt the Merger Agreement. However, neither voting against the proposal to adopt the Merger Agreement, nor abstaining from voting or failing to vote on the proposal to adopt the Merger Agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL.

A demand for appraisal will be sufficient if it reasonably informs Hyde Park of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of common stock in connection with the Merger Agreement. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the proposal to adopt the Merger Agreement. If a stockholder wishes to exercise appraisal rights, it must be the record holder of such shares of Hyde Park common stock on the date the written demand for appraisal is made and must continue to hold such shares of record through the effective date of the merger. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective date of the merger, will lose any right to appraisal in respect of such shares.

Only a holder of record of shares of Hyde Park common stock on the date a demand for appraisal is made is entitled to assert appraisal rights for such shares of common stock registered in that holder’s name. To be effective, a demand for appraisal by a stockholder must be made by, or on behalf of, a stockholder of record on such date. The demand should set forth, fully and correctly, the stockholder’s name as it appears, with respect to shares evidenced by certificates, on his or her stock certificate, or, with respect to book-entry shares, on the stock ledger. Beneficial owners who do not also hold their Hyde Park shares of record may not directly make appraisal demands to Hyde Park. The beneficial holder must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of Hyde Park common stock. If shares of Hyde Park common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares of Hyde Park common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares of Hyde Park common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Hyde Park common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Hyde Park common stock as to which appraisal is sought. Where no number of shares of Hyde Park common stock is expressly mentioned, the demand will be presumed to cover all shares of Hyde Park common stock held in the name of the record owner.

If a stockholder holds its shares of Hyde Park common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, it should consult with his broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If a stockholder who demands appraisal under Delaware law withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each share of Hyde Park common stock held by such stockholder will be deemed to have been converted, as of the effective time of the merger, into the right to receive the Hyde Park Merger Consideration. A stockholder may withdraw his or her demand for appraisal and agree to accept the Hyde Park Merger Consideration by delivering to Hyde Park a written withdrawal of his or her demand for appraisal and acceptance of the Hyde Park Merger Consideration within 60 days after the effective date of the merger (or thereafter with the consent of the surviving entity). Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal action or joined that proceeding as a named party may withdraw his or her demand for appraisal and agree to accept the Hyde Park Merger Consideration offered within 60 days after the effective date.

Within 10 days after the effective date, the surviving entity will notify each stockholder who properly asserted appraisal rights under Section 262 of the DGCL and has not voted in favor of the proposal to adopt the Merger Agreement of the effective date of the merger. Within 120 days after the effective date, but not thereafter, either the surviving entity, or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the fair value of the shares of Hyde Park common stock held by all stockholders entitled to appraisal. A person who is the beneficial owner of shares of Hyde Park common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a stockholder, service of a copy of such petition must be made upon the surviving entity. The surviving entity of the merger does not have an obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal. Santa Maria Energy Corporation has no present intent to cause an appraisal petition to be filed, and stockholders seeking to exercise appraisal rights should not assume that Santa Maria Energy Corporation will file such a petition or that it will initiate any negotiations with respect to the fair value of such shares of Hyde Park common stock. Accordingly, stockholders who desire to have their shares of Hyde Park common stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

The costs of the appraisal action may be determined by the Court of Chancery and made payable by the parties as the Court of Chancery deems equitable. The Court of Chancery also may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving entity of the merger, such surviving entity will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Hyde Park common stock and with whom agreements as to the value of their shares of Hyde Park common stock have not been reached by the surviving entity. After notice to dissenting stockholders who demanded appraisal of their shares of Hyde Park common stock, the Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Court of Chancery may require the stockholders who have demanded appraisal for their shares of Hyde Park common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Within 120 days after the effective date, any stockholder (including any beneficial owner of shares entitled to appraisal rights) that has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of Hyde Park common stock not voted in favor of the adoption of the Merger Agreement and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those shares. These statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by the surviving entity, or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.

After determination of the stockholders entitled to appraisal of their shares of Hyde Park common stock, the Court of Chancery will appraise the shares of Hyde Park common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date through the date of payment of the judgment will be compounded quarterly and will accrue at 5%

over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. When the value is determined, the Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such stockholders of their certificated and book-entry shares.

In determining the fair value of the shares of Hyde Park common stock, the Court of Chancery is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of Hyde Park common stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The surviving entity of the merger may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of Hyde Park common stock is less than the merger consideration. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the merger consideration.

Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In view of the complexity of Section 262 of the DGCL, stockholders who may wish to pursue appraisal rights should consult their legal advisors.

Any stockholder who has duly demanded and perfected an appraisal in compliance with Section 262 of the DGCL will not, after the effective date of the merger, be entitled to vote his or her shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Hyde Park common stock as of a date prior to the effective date of the merger.

If any stockholder desires to exercise its appraisal rights, it must not vote for the adoption of the Merger Agreement and must strictly comply with the procedures set forth in Section 262 of the DGCL. Failure to take any required step in connection with the exercise of appraisal rights will result in the termination or waiver of such rights.

Accounting Treatment of the Merger

The merger will be accounted for as a “reverse merger” and recapitalization since immediately following the consummation of the merger, the unitholders of Santa Maria Energy immediately prior to the merger will have control of Santa Maria Energy Corporation through their approximate 61.2% stockholder interest in the post-merger company, assuming no share conversion and no Private Equity Financing (71.3% in the event of maximum share conversion). In addition, Santa Maria Energy unitholders will maintain control of the post-merger company through control of the Santa Maria Energy Corporation board of directors by maintaining four of the seven board seats for an expected term ranging from one to three years. Additionally, all of Santa Maria Energy’s senior executives will serve as officers of Santa Maria Energy Corporation after the consummation of the merger. For accounting purposes, Santa Maria Energy will be deemed to be the accounting acquirer in the merger and, consequently, the merger will be treated as a recapitalization of Santa Maria Energy. Accordingly, Santa Maria Energy’s assets, liabilities and results of operations will become the historical financial statements of Santa Maria Energy Corporation, and Hyde Park’s assets, liabilities and results of operations will become consolidated with Santa Maria Energy effective as of the closing date of the merger. No step-up in basis or intangible assets will be recorded in this transaction. All direct costs of the merger will be charged to operations in the period that such costs are incurred.

Public Trading Markets

Hyde Park and Santa Maria Energy have agreed to use their reasonable efforts to cause the shares of Santa Maria Energy Corporation common stock to be issued in connection with the merger and to be listed on the NASDAQ. Santa Maria Energy Corporation intends to apply to lists its common stock, effective following the merger, on the NASDAQ under the symbol “SMEC.”

Hyde Park common stock is listed and trades on the NASDAQ under the symbol “HPAC.” If the merger is consummated, Hyde Park will seek to delist its common stock from NASDAQ and cease to be publicly traded.

Regulatory Matters

The merger and the transactions contemplated by the Merger Agreement are not subject to any federal, state or provincial regulatory requirement or approval.

MERGER AGREEMENT

The following describes certain aspects of the transactions, including material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the composite Merger Agreement, which incorporates the amendment to the Merger Agreement into the text of the initial Merger Agreement, and which is attached to this document as Annex A and is incorporated by reference in this joint proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the merger.

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL and the DLLCA, Hyde Park and Santa Maria Energy will combine under a newly formed holding company, Santa Maria Energy Corporation, in a series of transactions:

•	first, HPAC Merger Sub will be merged with and into Hyde Park, with Hyde Park surviving as a direct, wholly-owned subsidiary of Santa Maria Energy Corporation (which is referred to herein as the “Hyde Park Merger”);

•	second, substantially concurrently with the Hyde Park Merger, SME Merger Sub will be merged with and into Santa Maria Energy, with Santa Maria Energy surviving as a direct, wholly-owned subsidiary of Santa Maria Energy Corporation (which is referred to herein as the “Santa Maria Energy Merger”); and

•	third, Santa Maria Energy Corporation will contribute all of the issued and outstanding limited liability company interests in Santa Maria Energy to the capital of Hyde Park, following which Santa Maria Energy will be a direct, wholly-owned subsidiary of Hyde Park (which is referred to herein as the “SME Contribution”).

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to by Santa Maria Energy and Hyde Park, the closing of the merger will take place on a date to be specified by the parties to the Merger Agreement, which may be no later than the third business day following the day on which the last of the conditions to consummate the transactions contemplated by the Merger Agreement (described under “—Conditions to Complete the Merger”) have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions).

Assuming timely satisfaction of the necessary closing conditions, the closing of the merger is expected to occur prior to May 1, 2014. The Hyde Park Merger will become effective upon Hyde Park filing a certificate of merger with the Secretary of State of the State of Delaware (the “Hyde Park Effective Time”) and, substantially concurrently therewith, the Santa Maria Energy Merger will become effective upon Santa Maria Energy filing a certificate of merger with the Secretary of State of the State of Delaware (the “Santa Maria Energy Effective Time” and, together with the Hyde Park Effective Time, the “effective time”) (or, with respect to each of the Hyde Park Merger and the Santa Maria Energy Merger, at such later time as Hyde Park and Santa Maria Energy may agree and specify in the respective certificate of merger). Immediately following the effective time of the merger, the SME Contribution will be completed.

Effect of Hyde Park Merger on Capital Stock of Hyde Park, HPAC Merger Sub and Santa Maria Energy Corporation

In connection with the Hyde Park Merger, at the Hyde Park Effective Time:

•	each share of Hyde Park common stock issued and outstanding immediately prior to the Hyde Park Effective Time (other than shares of Hyde Park stockholders who voted against the merger and who properly exercised their appraisal rights (to the extent appraisal rights are available) for such shares (the “HP Dissenting Shares”) and the HP Conversion Shares described below) will be converted into one share of Santa Maria Energy Corporation common stock;

•	all shares of Hyde Park common stock that are held by Hyde Park as treasury stock or that are owned by Hyde Park, HPAC Merger Sub or any other wholly-owned subsidiary of Hyde Park immediately prior to the Hyde Park Effective Time will cease to be outstanding and will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor;

•	each share of HPAC Merger Sub common stock issued and outstanding immediately prior to the Hyde Park Effective Time will be converted into one share of Hyde Park common stock; and

•	each share of Santa Maria Energy Corporation common stock that is held by Hyde Park immediately prior to the effective time will cease to be outstanding and will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

Effect of Hyde Park Merger on HP Conversion Shares

Hyde Park common stock that is subject to a valid demand for conversion in accordance with Hyde Park’s certificate of incorporation and this joint proxy statement/prospectus (the “HP Conversion Shares”) will not be converted into or represent the right to receive shares of Santa Maria Energy Corporation common stock, and such HP Conversion Shares will represent the right to receive payment of their pro rata portion of Hyde Park’s trust account (described below) in accordance with Hyde Park’s certificate of incorporation from and after the effective time.

In connection with the transactions contemplated by the Merger Agreement, Hyde Park will maintain no less than $78,750,000 (less payments to stockholders of Hyde Park who have validly exercised their right to receive payment of HP Conversion Shares pursuant to the paragraph above) invested in its trust account at Morgan Stanley Smith Barney. Upon consummation of the merger, the funds held in Hyde Park’s trust account will be released to Hyde Park and will be used to pay the holders of the IPO shares who exercise conversion rights and to pay expenses incurred in connection with the merger, and will otherwise be available for Santa Maria Energy Corporation’s general corporate purposes. The amount of any aggregate deferred commissions paid to the underwriters of Hyde Park’s initial public offering will be reduced by the amount of any deferred commission earned on shares which are converted in connection with the merger.

Effect of Santa Maria Merger on Santa Maria Energy Units and Membership Interests in SME Merger Sub

In connection with the Santa Maria Energy Merger, at the Santa Maria Energy Effective Time:

•	each Santa Maria Energy preferred unit issued and outstanding immediately prior to the Santa Maria Energy Effective Time will be converted into one share of Santa Maria Energy Corporation preferred stock. In addition, immediately prior to the Santa Maria Energy Effective Time (i) all accrued and unpaid distributions on outstanding Santa Maria Energy preferred units shall be converted into a maximum of 5,599,212 Santa Maria Energy common units to be held by the Kayne Investors on a pro rata basis and (ii) the fee owed by Santa Maria Energy to the Kayne Investors as consideration for the Kayne Guaranty shall be converted into 500,000 Santa Maria Energy common units to be held by the Kayne Investors on a pro rata basis;

•	each Santa Maria Energy common unit issued and outstanding immediately prior to the Santa Maria Energy Effective Time (including all Santa Maria Energy common units awarded to the Kayne Investors pursuant to the immediately preceding bullet point) will be converted into a number of shares of Santa Maria Energy Corporation common stock equal to 0.2857 (the “Exchange Ratio”);

•	all Santa Maria Energy units that are owned by Santa Maria Energy, SME Merger Sub or any wholly owned subsidiary of Santa Maria Energy immediately prior to the Santa Maria Energy Effective Time will automatically be canceled, and no Santa Maria Energy Corporation common stock or other consideration will be delivered or deliverable in exchange therefor;

•	each Santa Maria Energy profits interest unit that is outstanding immediately prior to the Santa Maria Energy Effective Time will automatically terminate and be canceled, and no Santa Maria Energy Corporation common stock or other consideration will be delivered or deliverable in exchange therefor;

•	each common limited liability company interest of SME Merger Sub will be converted into one common limited liability company interest of Santa Maria Energy; and

•	all shares of Santa Maria Energy Corporation common stock that are held by Santa Maria Energy immediately prior to the effective time will cease to be outstanding and will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

Effect of Santa Maria Merger on Santa Maria Energy Phantom Equity Plan

At the Santa Maria Energy Effective Time, each award of Santa Maria Energy Phantom Equity Units granted under the Santa Maria Energy Phantom Equity Plan that is outstanding immediately prior to the Santa Maria Energy Effective Time will vest in full and will be terminated and canceled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the number of Santa Maria Energy Phantom Equity Units subject to such award immediately prior to the Santa Maria Energy Effective Time, and (ii) the Fair Market Value of a Membership Unit (each as defined in the Santa Maria Energy Phantom Equity Plan and which will include an adjustment for the repayment of $50,000,000 of capital invested in Santa Maria Energy) as of immediately prior to the Santa Maria Energy Effective Time (the “Santa Maria Energy Phantom Equity Consideration”). For purposes of the Santa Maria Energy Phantom Unit Plan, one Membership Unit corresponds to 0.01% of the fair market value of Santa Maria Energy as determined by its board of managers. Santa Maria Energy will pay the Santa Maria Energy Phantom Equity Consideration, less any applicable withholding taxes, to each former holder of a canceled Santa Maria Energy Phantom Equity Unit at or promptly following the Santa Maria Energy Effective Time (but in no event more than ten (10) business days following the Santa Maria Energy Effective Time). The payment of the Santa Maria Energy Phantom Equity Consideration will be in full satisfaction of all rights and privileges pertaining to the canceled Santa Maria Energy Phantom Equity Units, and on and after the Santa Maria Energy Effective Time, each holder of a Santa Maria Energy Phantom Equity Unit will have no further rights with respect to any Santa Maria Energy Phantom Equity Unit, other than the right to receive the Santa Maria Energy Phantom Equity Consideration.

Not later than immediately prior to the Santa Maria Energy Effective Time, Santa Maria Energy will terminate the Santa Maria Energy Phantom Equity Plan.

Procedures for Converting Shares of Hyde Park into Hyde Park Merger Consideration and Santa Maria Energy Units into Santa Maria Energy Merger Consideration

Exchange Agent

Prior to the effective time, Santa Maria Energy Corporation will deposit with a nationally recognized financial institution or trust company to act as exchange agent (the “exchange agent”) (i) the aggregate number of shares of Santa Maria Energy Corporation common stock necessary to satisfy the aggregate Hyde Park Merger Consideration payable in the Hyde Park Merger and (ii) the aggregate number of shares of Santa Maria Energy Corporation common stock and preferred stock to satisfy the aggregate Santa Maria Energy Merger Consideration payable in the Santa Maria Energy Merger. Santa Maria Energy Corporation will cause the exchange agent to deliver the shares of Santa Maria Energy Corporation common stock or preferred stock, as applicable, contemplated to be issued pursuant to the Merger Agreement out of the exchange fund.

Letter of Transmittal and Instructions

As soon as reasonably practicable following the effective time of the Hyde Park Merger, the exchange agent will send transmittal materials, which will include the appropriate form of letter of transmittal, to holders of record of shares of Hyde Park common stock (other than holders of HP Dissenting Shares and HP Conversion Shares). Such transmittal materials will be accompanied by instructions on how to effect the surrender of certificates representing Hyde Park common stock in exchange for Hyde Park Merger Consideration. Any holder of shares of Hyde Park common stock in book-entry form will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the Hyde Park Merger Consideration that such holder is entitled to receive pursuant to the Merger Agreement.

After the effective time of the Hyde Park Merger, when a holder of shares of Hyde Park common stock in certificated form surrenders its Hyde Park certificate and delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, such holder will be entitled to receive, and the exchange agent will be required to deliver to such holder, the number of shares of Santa Maria Energy Corporation common stock that such holder is entitled to receive as a result of the Hyde Park Merger. Any holder of shares of Hyde Park common stock in book-entry form will not be required to deliver a Hyde Park certificate or an executed letter of transmittal to the exchange agent to receive the Hyde Park Merger Consideration that such holder is entitled to receive. In lieu thereof, each holder of record of one or more Hyde Park book-entry shares whose shares of Hyde Park common stock were converted into the right to receive the Hyde Park Merger Consideration will automatically upon the Hyde Park Effective Time be entitled to receive, and Santa Maria Energy Corporation will cause the exchange agent to pay and deliver as promptly as practicable after the Hyde Park Effective Time, in respect of each share of Hyde Park common stock the number of whole shares of Santa Maria Energy Corporation common stock.

After the effective time of the Santa Maria Energy Merger, Santa Maria Energy Corporation will cause the exchange agent to deliver, as promptly as practicable after the Santa Maria Energy Effective Time, in respect of each Santa Maria Energy unit, the shares of Santa Maria Energy Corporation preferred stock or Santa Maria Energy Corporation common stock, as applicable, representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to the Santa Maria Energy Merger.

No interest will be paid or accrued on any amount payable upon cancellation of shares of Hyde Park common stock or Santa Maria Energy units. The shares of Santa Maria Energy Corporation common stock and preferred stock, as applicable, issued and paid in accordance with the Merger Agreement upon conversion of the shares of Hyde Park common stock and Santa Maria Energy units will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Hyde Park common stock and Santa Maria Energy units. In the event of a transfer of ownership of any shares of Hyde Park common stock or Santa Maria Energy units that is not registered in the transfer records of Hyde Park or Santa Maria Energy, respectively, the proper number of shares of Santa Maria Energy Corporation common stock and preferred stock, as applicable, may be transferred by the exchange agent to such transferee if (i) regarding Hyde Park certificates, the certificate is properly endorsed or otherwise in proper form of transfer, or (ii) regarding book-entry interests representing the shares of Hyde Park common stock or Santa Maria Energy units, written instructions authorizing the transfer of such book-entry interests are presented to the exchange agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

If any portion of the Hyde Park Merger Consideration or Santa Maria Energy Merger Consideration is to be delivered to a person or entity other than the holder in whose name any book-entry interests are registered, it will be a condition of such exchange that the person or entity requesting the delivery pays any transfer or other similar taxes required by reason of the transfer of the shares of Santa Maria Energy Corporation common stock or preferred stock, as applicable, to a person or entity other than the registered holder of any book-entry interest representing shares of Hyde Park common stock or Santa Maria Energy units, or will establish to the satisfaction of Santa Maria Energy Corporation or the exchange agent that the tax has been paid or is not applicable. The shares of Santa Maria Energy Corporation common stock or preferred stock constituting the Hyde Park Merger Consideration and Santa Maria Energy Merger Consideration will be in uncertificated book-entry form, unless a physical certificate is requested by such holder of record, such shares are the subject of a lock-up agreement or lock-up provisions in Santa Maria Energy Corporation’s certificate of incorporation or such shares constitute restricted securities or control securities under the Securities Act.

Withholding

Santa Maria Energy Corporation will be entitled to deduct and withhold from the consideration otherwise payable to any holder of Hyde Park common stock or any holder of Santa Maria Energy units pursuant to the Merger Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code, or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, Santa Maria Energy Corporation will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to the Merger Agreement to any such holder, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

No Fractional Shares

No certificates or scrip representing fractional shares of Santa Maria Energy Corporation common stock will be issued in the merger, but in lieu thereof, the number of shares of Santa Maria Energy Corporation common stock to be delivered to each holder of Santa Maria Energy common units will be rounded up to the nearest whole share.

Certain Adjustments

If, between the date of the Merger Agreement and the closing date, the outstanding Santa Maria Energy common units or Santa Maria Energy Corporation common stock changes into a different number of shares or units or a different class by reason of any dividend, distribution, subdivision, reorganization, reclassification, redemption, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Santa Maria Energy Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted, without duplication, to proportionally reflect such change.

Termination of Exchange Fund

Any portion of the merger consideration deposited with the exchange agent that remains undistributed to the holders of Hyde Park common stock for 180 days after the Hyde Park Effective Time will be delivered to Santa Maria Energy Corporation, upon demand, and any holder of Hyde Park common stock who has not complied with the exchange procedures described above and set forth in the Merger Agreement will be required to seek any Hyde Park Merger Consideration to which such stockholder is entitled from Santa Maria Energy Corporation (subject to abandoned property, escheat or other similar laws) for satisfaction of its claim for the Hyde Park Merger Consideration and any dividends and distributions which such holder has the right to receive with respect to such Hyde Park Merger Consideration. However, any portion of the Hyde Park Merger Consideration that remains undistributed to the holders of Hyde Park stock certificates as of the second anniversary of the effective time (or immediately prior to such earlier date on which the Hyde Park Merger Consideration or such cash would otherwise escheat to or become the property of any governmental authority) will, to the extent permitted by applicable law, become the property of Hyde Park, free and clear of all claims or interests of any person.

Private Equity Financing

Prior to the filing of this joint proxy statement/prospectus, Santa Maria Energy Corporation commenced a private placement of securities (the “Private Equity Financing”) pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder. Pursuant to the Merger Agreement, the proceeds from the Private Equity Financing, when combined with the cash held in Hyde Park’s trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders will not exceed $150 million. To the extent that the Private Equity Financing is other than a sale of Santa Maria Energy

Corporation common stock at $10.50 or more per share, such Private Equity Financing will require the prior consent of Hyde Park. The Private Equity Financing is contingent upon the consummation of the merger, but the merger is not contingent upon completion of the Private Equity Financing. Information in this joint proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy shares in the Private Equity Financing. The shares sold in the Private Equity Financing will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Registration Rights

Pursuant to the terms of the Merger Agreement, Santa Maria Energy Corporation, the Kayne Investors and Hyde Park’s sponsors will enter into a registration rights agreement, or the Registration Rights Agreement. The following summary of the Registration Rights Agreement is qualified by reference to the complete text of a form of the Registration Rights Agreement, a copy of which is attached as an exhibit to the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and is incorporated herein by reference. Pursuant to the Registration Rights Agreement, any time after the closing date of the merger, Hyde Park’s sponsors or the Kayne Investors holding registrable securities representing more than 5% or more of the outstanding securities of Santa Maria Energy Corporation may make a written demand for registration of the resale (in an underwritten offering or otherwise, as determined by such holders) of all or part of such securities on such form of registration statement as the offering shall be eligible and as such holders may demand. In addition, these security holders have “piggy-back” registration rights to include their registrable securities in other registration statements filed by Santa Maria Energy Corporation. Separate and apart from such demand registration rights, if Santa Maria Energy Corporation is eligible to file a short-form registration statement on Form S-3, holders may demand that Santa Maria Energy Corporation file a Form S-3 to register the resale of such registrable securities, provided that such holders propose to register at least $10 million of registrable securities pursuant to such Form S-3. If the shares of Santa Maria Energy Corporation preferred stock held by the Kayne Investors is not redeemed timely pursuant to the terms thereof, then at any time and from time to time after such preferred stock has been converted into shares of Santa Maria Energy Corporation common stock, the Kayne Investors may make up to three demands for registration of all or part of such converted shares of common stock (and any other shares of Santa Maria Energy Corporation common stock owned by the Kayne Investors). Santa Maria Energy Corporation will bear the costs of filing any registration statements.

Pursuant to the Santa Maria Energy Corporation certificate of incorporation, the holders of 693,570 shares of Hyde Park common stock issued to the Hyde Park sponsors shall be prohibited from selling or disposing of any Santa Maria Energy Corporation common stock received in the merger for those shares of Hyde Park common stock for thirty days following the merger. In addition, the holders of 1,875,000 shares of Hyde Park common stock purchased by the Hyde Park sponsors prior to the Hyde Park initial public offering and the Santa Maria Energy common or preferred unitholders (including the Kayne Investors) shall be prohibited from selling or disposing of any Santa Maria Energy Corporation common stock received in the merger for one year following the merger (we collectively refer to the thirty-day period and the one-year period as the “lock-up periods”). However, if Santa Maria Energy Corporation’s share price reaches or exceeds $12.50 per share for any 20 trading days within any 30-trading day period during the lock-up periods, 50% of the shares of each of the holders subject to the lock-up will be released from the transfer restrictions, and if Santa Maria Energy Corporation’s share price reaches or exceeds $15.00 per share for any 20 trading days within any 30-trading day period during these lock-up periods, the remaining 50% of the shares of each holder will be released from the transfer restrictions. While the lock-up periods are in effect, the Kayne Investors and the Hyde Park sponsors will not be able to exercise their rights under the Registration Rights Agreement.

Representations and Warranties

The Merger Agreement contains customary and, in many cases, reciprocal representations and warranties by Santa Maria Energy and Hyde Park that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, in the disclosure letters delivered by Santa Maria Energy and Hyde Park to each other in connection with the Merger Agreement or, with respect to the representations and warranties by Hyde Park, in any form, document or report filed with or furnished to the SEC prior to the date of the Merger Agreement. The representations and warranties in the Merger Agreement do not survive the effective time or the termination of the Merger Agreement pursuant to its terms.

Each of Santa Maria Energy and Hyde Park has made representations and warranties to the other regarding, among other things:

•	organization, good standing and qualification;

•	subsidiaries;

•	governing documents;

•	capitalization;

•	authority relative to execution, delivery and performance of the Merger Agreement and other transaction documents;

•	declaration of advisability of the Merger Agreement and the merger by the Santa Maria Energy board of managers and the Hyde Park board of directors, and approval of the Merger Agreement and the merger by the Santa Maria Energy board of managers and the Hyde Park board of directors;

•	governmental authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices or filings required for the consummation of the merger;

•	absence of any loss, or suspension, limitation or impairment of any right of Santa Maria Energy or Hyde Park to own or use any assets required for the conduct of its business as a result of entering into and performing under the Merger Agreement;

•	absence of violations of, or conflicts with, Santa Maria Energy’s and Hyde Park’s organizational documents, applicable law and certain agreements as a result of entering into and performing under the Merger Agreement;

•	financial statements;

•	absence of undisclosed liabilities;

•	compliance with applicable laws and possession of necessary permits;

•	compliance with environmental laws and regulations;

•	employee benefit plans;

•	employment and labor matters;

•	absence of governmental investigations, legal proceedings and governmental orders;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus or any Offering Materials (as defined in the Merger Agreement);

•	the Investment Company Act of 1940;

•	tax matters;

•	properties;

•	insurance coverage;

•	material contracts; and

•	absence of any undisclosed broker’s or finder’s fees.

In addition, Santa Maria Energy has made other representations and warranties about itself to Hyde Park regarding:

•	conduct of business in the ordinary course by Santa Maria Energy and its subsidiaries since January 1, 2013 and absence of any material adverse effect on Santa Maria Energy and its subsidiaries since January 1, 2013;

•	intellectual property;

•	the accuracy of information provided in connection with preparation of reserve reports and absence of changes in respect of matters addressed in reserve reports;

•	absence of appraisal or dissenters rights by holders of Santa Maria Energy common units in connection with the transactions contemplated by the Merger Agreement; and

•	absence of affiliate transactions.

Hyde Park has also made other representations and warranties about itself to Santa Maria Energy regarding:

•	forms, documents and reports filed with the SEC;

•	disclosure controls and procedures and internal controls over financial reporting;

•	the inapplicability of state takeover laws; and

•	maintenance of funds in Hyde Park’s trust account.

The representations and warranties described above and included in the Merger Agreement were made by Santa Maria Energy, on one hand, and Hyde Park, on the other hand, to each other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Santa Maria Energy and Hyde Park in connection with negotiating the terms of the Merger Agreement, and may have been included in the Merger Agreement for the purpose of allocating risk between Santa Maria Energy, on one hand, and Hyde Park, on the other hand, rather than to establish matters as facts.

Many of the representations and warranties contained in the Merger Agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). See “—Definition of Material Adverse Effect.” Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard.

The composite Merger Agreement, which incorporates the amendment to the Merger Agreement into the text of the initial Merger Agreement, is included as Annex A to this joint proxy statement/prospectus and is included only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Santa Maria Energy, Hyde Park or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information.”

Definition of Material Adverse Effect

A “material adverse effect” on Santa Maria Energy or Hyde Park, as applicable, means for purposes of the Merger Agreement an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of Santa Maria Energy or Hyde Park, as applicable, to consummate the merger and the other transactions contemplated by the Merger Agreement in a timely manner or (B) the business, assets, liabilities, condition (financial or otherwise) or results of operations of Santa Maria Energy and its subsidiaries, taken as a whole, or Hyde Park, taken as a whole, as applicable, other than any event, change, effect, development or occurrence resulting from or arising out of:

(1) changes in general economic, financial or other capital market conditions (including prevailing interest rates);

(2) any changes or developments generally in the industries in which Santa Maria Energy or Hyde Park, as applicable, conducts its business;

(3) the announcement or the existence of, compliance with or performance under, the Merger Agreement or the transactions contemplated thereby (including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action, order, permit or other proceeding with respect to the merger or any of the other transactions contemplated by the Merger Agreement);

(4) any taking of any action at the request of the other party to the agreement;

(5) with respect to a material adverse effect on Santa Maria Energy, any changes or developments in prices for oil, natural gas or other commodities or for Santa Maria Energy’s raw material inputs and end products;

(6) any adoption, implementation, promulgation, repeal or modification following the date of the Merger Agreement of any rule, regulation, ordinance, order, permit, protocol or any other law of or by any national, regional, state or local governmental entity, or market administrator;

(7) any changes in GAAP or accounting standards;

(8) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism;

(9) any failure by Santa Maria Energy or Santa Maria Energy Corporation to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (although the event, change, effect, development or occurrence underlying such failure may count as a material adverse effect on Santa Maria Energy if it does not otherwise meet an exception); or

(10) any changes in the share price or trading volume of the shares of Hyde Park common stock (although the event, change, effect, development or occurrence underlying such change may count as a material adverse effect on Hyde Park if it does not otherwise meet an exception).

Exceptions laid out in (1), (2), (5) (with respect to Santa Maria Energy), (7) and (8) may be considered to the extent disproportionately affecting Santa Maria Energy and its subsidiaries or Hyde Park, as applicable, in each case taken as a whole, relative to other similarly situated companies in their respective industries.

Covenants and Agreements

Each of Santa Maria Energy and Hyde Park has undertaken customary covenants that place restrictions on it until the effective time (or, if earlier, the Merger Agreement’s termination date).

Conduct of Business Pending the Merger

Santa Maria Energy has agreed, subject to certain exceptions in the Merger Agreement, to conduct its business in the ordinary course of business and to use commercially reasonable efforts to preserve intact its present lines of business, maintain its rights, franchises and permits and preserve its relationship with customers and suppliers. Santa Maria Energy has also agreed that, except as may be required by law, as set forth in the

Merger Agreement or with Hyde Park’s consent, which consent may not be unreasonably conditioned, delayed or withheld, Santa Maria Energy will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	adopt any amendments to its certificate of formation or limited liability company agreement or similar applicable organizational documents;

•	issue, sell, or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any units of any class or any other securities or equity equivalents or interests in Santa Maria Energy or any of its subsidiaries or any phantom interest for which the value is derived therefrom;

•	authorize or make any distribution with respect to its members (whether in cash, assets, units or other securities of Santa Maria Energy or its subsidiaries);

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Santa Maria Energy Merger;

•	make any acquisition of any other person, business or assets or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $1 million in the aggregate, except (1) as contemplated by Santa Maria Energy’s five-year plan previously provided to Hyde Park or (2) as made in connection with any transaction among Santa Maria Energy and its wholly owned subsidiaries or among Santa Maria Energy’s wholly owned subsidiaries;

•	sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value in excess of $1 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, oil and refined products in the ordinary course of business, (3) sales, leases, transfers or other dispositions made in connection with any transaction among Santa Maria Energy and its wholly owned subsidiaries or among Santa Maria Energy’s wholly owned subsidiaries, (4) as required by contracts or other arrangements existing on the date of the Merger Agreement and set forth on the Santa Maria Energy disclosure letter delivered to Hyde Park, (5) the plugging and abandonment of wells in the ordinary course of business consistent with past practice, and (6) the expiration of any oil and natural gas lease in accordance with its terms (other than as a result of failure to pay rental, shut-in royalties or similar lease maintenance payments);

•	authorize any capital expenditures in excess of $1 million in the aggregate, except for (1) expenditures contemplated by Santa Maria Energy’s five-year plan (whether or not such capital expenditure is made during the 2013 or 2014 fiscal year), or (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

•	enter into any new contract to sell hydrocarbons other than in the ordinary course of business consistent with past practice;

•	subject to certain exceptions set forth in the Merger Agreement, (1) establish, adopt, amend, modify, or terminate any collective bargaining agreement or other benefit plan (other than amendments or modifications that do not materially increase the cost or expense to Santa Maria Energy of providing or administering such benefits), or (2) increase the compensation, severance or benefits of any of the current or former directors, managers, or officers of Santa Maria Energy or its subsidiaries;

•	materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable law;

•

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any units in Santa Maria Energy, ownership interests of any subsidiary of Santa Maria Energy or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such units in Santa Maria Energy or ownership interests or take any action to cause to be exercisable any otherwise unexercisable award under any existing benefit plans (except as otherwise provided by the terms of the Merger Agreement or the express terms of any unexercisable or unexercised awards or warrants outstanding on the date of the Merger Agreement), other than for transactions among Santa Maria Energy and its wholly owned subsidiaries or among Santa Maria Energy’s wholly owned subsidiaries;

•	incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among Santa Maria Energy and its wholly owned subsidiaries or among Santa Maria Energy’s wholly owned subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to Santa Maria Energy than such existing indebtedness, (4) for any guarantees by Santa Maria Energy of indebtedness of subsidiaries of Santa Maria Energy or guarantees by Santa Maria Energy’s subsidiaries of indebtedness of Santa Maria Energy or any subsidiary of Santa Maria Energy, which indebtedness is incurred in compliance with the Merger Agreement and (5) incremental indebtedness not to exceed $10 million to the extent available to Santa Maria Energy under its existing credit facilities;

•	modify, amend or terminate, or waive any rights under any material contract or under any permit, or enter into any new contract which would be a material contract or which would reasonably be expected to, after the effective time, restrict or limit in any material respect Santa Maria Energy Corporation, Santa Maria Energy, Santa Maria Energy Corporation’s subsidiaries or any of their respective affiliates from engaging in any business or competing in any geographic location with any person;

•	pay, discharge, or satisfy any claims, liabilities, or obligations (whether accrued, absolute, contingent, unliquidated, or otherwise, and whether asserted or unasserted) in excess of $1 million, other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice;

•	make, change or revoke any material tax election, change any material tax accounting method, file any amended tax return, enter into any closing agreement, request any tax ruling, settle or compromise any material tax proceeding, surrender any claim for a material refund of taxes or take any action, other than in the ordinary course of business, that would have a material tax effect;

•	except as otherwise permitted by the Merger Agreement, prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of Santa Maria Energy or any subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date of the Merger Agreement;

•	enter into any affiliate transactions; and

•	agree, in writing or otherwise, to take any of the actions prohibited by the preceding bullet points.

Hyde Park has agreed, subject to certain exceptions in the Merger Agreement, to conduct its business in the ordinary course of business. Hyde Park has also agreed that, except as may be required by law, as set forth in the Merger Agreement or with Santa Maria Energy’s consent, Hyde Park will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	adopt any amendments to its certificate of incorporation or bylaws;

•	issue, sell, or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any shares of stock of any class or any other securities or equity equivalents in Hyde Park or any phantom interest for which the value is derived therefrom;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, cancel or agree to cancel shares of its capital stock or repurchase, agree to repurchase or otherwise acquire or agree to acquire, directly or indirectly, any of its securities, other than in connection with the conversion to cash of conversion shares;

•	enter into, terminate or materially modify any material contract;

•	acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the equity interests or assets of, or otherwise acquire, any material business of any corporation, partnership, association or other business organization or division thereof;

•	make or grant any bonus or any wage or salary increase to any employee or group of employees;

•	make any loans or advances to, or guarantees for the benefit of, any person;

•	create, incur or assume any indebtedness for borrowed money in excess of $500,000;

•	in any material respect amend or otherwise modify the trust agreement or any other agreement relating to its trust account;

•	adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Hyde Park;

•	(1) establish, adopt or enter into any plan, program, agreement or arrangement providing compensation or benefits to officers, employees or other service providers of Hyde Park or any of its subsidiaries, (2) hire any employee or officer, or (3) increase the compensation, severance or benefits of any of the current or former directors, managers or officers of Hyde Park or any of its subsidiaries;

•	issue or sell any debt securities or guarantee any debt securities of others;

•	fail to timely file or furnish to or with the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished;

•	make, change or revoke any material tax election, change any material tax accounting method, file any amended tax return, enter into any closing agreement, request any tax ruling, settle or compromise any material tax proceeding, surrender any claim for a material refund of taxes or take any action, other than in the ordinary course of business, that would have a material tax effect; and

•	agree, in writing or otherwise, to take any of the actions prohibited by the preceding bullet points.

The Merger Agreement is not intended to give Hyde Park, directly or indirectly, the right to control or direct Santa Maria Energy or its subsidiaries’ operations prior to the effective time, or to give Santa Maria Energy, directly or indirectly, the right to control or direct Hyde Park or its affiliates’ operations. Prior to the effective time, each of Santa Maria Energy and Hyde Park will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

No Solicitation

Under the terms of the Merger Agreement, except for with respect to the Private Equity Financing, Santa Maria Energy has agreed that it and its subsidiaries will not, and will cause their respective affiliates, employees, agents and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any person (other than Hyde Park) concerning any merger, consolidation, dissolution, business combination, involving Santa Maria Energy or any of its subsidiaries, the sale of any assets of Santa Maria Energy or any of its subsidiaries (other than assets sold in the ordinary course of business), or the issuance and sale of any securities of, or units in, Santa Maria Energy or any of its subsidiaries, including any securities convertible into, or exchangeable or exercisable for, any equity securities of Santa Maria Energy or any of its subsidiaries.

In addition, Hyde Park has agreed that it will not, and will cause its affiliates, employees, agents and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any person (other than Santa Maria Energy) concerning any business combination or similar transaction.

Access to Information

Under the terms of the Merger Agreement, except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Santa Maria Energy is subject, between the date of the Merger Agreement and the earlier of the effective time or the termination date of the Merger Agreement, subject to Hyde Park’s undertaking to use its commercially reasonable efforts to keep confidential and protect the trade secrets of Santa Maria Energy and its subsidiaries against any disclosure, Santa Maria Energy has agreed to permit, upon reasonable request, Hyde Park and its representatives reasonable access during normal business hours to its and its subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding such party as the other party may reasonably request.

SEC Filings and Meetings

Under the terms of the Merger Agreement, each of Hyde Park and Santa Maria Energy have agreed to use its reasonable best efforts to have the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, declared effective under the Securities Act as promptly as reasonably practicable and to keep the Form S-4 effective as long as necessary to consummate the merger and the other transactions contemplated thereby. Each of Hyde Park and Santa Maria Energy have agreed to cause this joint proxy statement/prospectus to be mailed to its respective stockholders and unitholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Hyde Park and Santa Maria Energy will also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Santa Maria Energy Corporation common stock in the merger.

Each of Hyde Park and Santa Maria Energy has agreed, as promptly as reasonably practicable following the effective date of the Form S-4, to take all action necessary in accordance with applicable laws and its organizational documents to duly give notice of, convene and hold a meeting of its stockholders and unitholders, respectively, for the purpose of obtaining stockholder approval or unitholder approval, as applicable, of the Merger Agreement and the transactions contemplated thereby and not postpone or adjourn the meeting except to the extent required by applicable law or to solicit additional proxies and votes in favor of adoption of the Merger Agreement if sufficient votes to constitute stockholder approval or unitholder approval, as applicable, have not been obtained; provided, that, unless otherwise agreed by the parties, the meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the meeting was originally scheduled (excluding any adjournments or postponements required by applicable law). Each of Hyde Park and Santa Maria Energy will, through the board of directors of Hyde Park and the board of managers of Santa Maria Energy, respectively, recommend that its stockholders or unitholders, as applicable, adopt the Merger Agreement and will use reasonable best efforts to solicit from its stockholders or unitholders, as applicable, proxies in favor of the adoption of the Merger Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders or unitholders, as applicable, required by applicable laws to obtain such approvals or, with respect to Hyde Park, the rules of NASDAQ. Santa Maria Energy will also take any required action to make any required filings and to pay all fees due in connection with the Private Equity Financing.

Regulatory Approvals; Reasonable Best Efforts

Under the terms of the Merger Agreement, the parties have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective the merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the merger, (ii) the satisfaction of the conditions to consummating the merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any third party, including any governmental entity required to be obtained or made by the parties or any of their respective subsidiaries in connection with the merger or the taking of any action contemplated by the Merger Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the merger and to fully carry out the purposes of the Merger Agreement. Additionally, each of the parties has agreed to use its reasonable best efforts to fulfill all conditions precedent to the merger and not take any action after the date of the Merger Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such governmental entity necessary to be obtained prior to closing. To the extent that transfers of any permits issued by any governmental entity are required as a result of the execution of the Merger Agreement or the consummation of the merger, the parties have agreed to use reasonable best efforts to effect such transfers.

In addition, Hyde Park and Santa Maria Energy have each agreed to keep the other apprised of the status of matters relating to the consummation of the merger and work cooperatively in connection with obtaining all required consents, authorizations, orders or approvals of, or any exemptions by, any governmental entity undertaken pursuant to the provisions of the Merger Agreement. Each party has also agreed to consult with the other parties to the Merger Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any governmental entity or any other information supplied by such party to, or correspondence with, a governmental entity in connection with the Merger Agreement and the merger.

Takeover Statutes

Each of Santa Maria Energy and Hyde Park have agreed to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of any anti-takeover laws or regulations that may become, or purport to become, applicable to the transactions contemplated by the Merger Agreement.

Public Announcements

Under the terms of the Merger Agreement, Hyde Park and Santa Maria Energy have agreed to use reasonable best efforts to develop a joint communications plan, and each party has agreed to use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated by the Merger Agreement, to the extent they have not been previously issued or disclosed, will be consistent with such joint communications plan. Unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party has agreed to consult with each other party before issuing any press release or public statement with respect to the merger and, subject to the requirements of applicable law or the rules of any securities exchange, to not issue any such press release or public statement prior to such consultation.

Indemnification and Insurance

The Merger Agreement provides that Santa Maria Energy Corporation will cause (including, without limitation, by paying premiums on the current insurance policies) to be maintained in effect for six years after the closing date of the merger the current policies of the directors’ and officers’ liability or equivalent insurance maintained by or on behalf of Hyde Park, Santa Maria Energy and its subsidiaries with respect to matters occurring prior to the closing. Under the terms of the Merger Agreement, Santa Maria Energy Corporation will indemnify each individual who served as a director, officer, manager or managing member of Santa Maria

Energy and its subsidiaries at any time prior to the closing date from and against all actions, suits, proceedings, hearings, investigations, claims and similar matters including all court costs and reasonable attorney fees and expenses resulting from or arising out of, or caused by, the Merger Agreement or any of the transactions contemplated thereby.

No Claim Against the Trust Account

Pursuant to the Merger Agreement, Santa Maria Energy acknowledged that Hyde Park’s trust account has been established for the benefit of Hyde Park’s public stockholders. Santa Maria Energy further acknowledged that, in the event the merger is not consummated and Hyde Park does not complete another business combination before May 1, 2014, Hyde Park will be obligated to return to its stockholders the amounts being held in its trust account. Accordingly, Santa Maria Energy (on behalf of itself and its affiliates) waived any past, present or future claim of any kind against, and any right to access, the trust account, any trustee of the trust account and Hyde Park to collect from the trust account any monies that may be owed to them by Hyde Park or any of its affiliates for any reason whatsoever, and agreed that Santa Maria Energy will not seek recourse against the trust account at any time for any reason whatsoever.

Proxy Solicitation

Under the terms of the Merger Agreement, Santa Maria Energy has agreed to provide, and will use commercially reasonable efforts to cause its representatives, legal and accounting advisors to provide, commercially reasonable cooperation requested by Hyde Park in connection with the solicitation of proxies from Hyde Park stockholders.

Miscellaneous

The Merger Agreement also contains covenants and agreements relating to the following:

•	Hyde Park has agreed to give Santa Maria Energy the opportunity to participate in Hyde Park’s defense or settlement of any stockholder litigation against Hyde Park and/or its directors or executive officers relating to the transactions contemplated by the Merger Agreement, including the merger. In addition, Hyde Park has agreed that it will not settle or offer to settle any litigation commenced prior to or after the date of the Merger Agreement against Hyde Park or its directors, executive officers or similar persons by any stockholder of Hyde Park relating to the Merger Agreement, the merger, or any other transaction contemplated thereby unless such settlement will not result in: (i) the termination of the Merger Agreement, (ii) the parties not being able to operate in substantially the same manner after the effectives times as it is anticipated that they will operate under the terms of the Merger Agreement, (iii) a Hyde Park material adverse effect, or (iv) a payment of any amount in excess of $1 million, exclusive of any insurance proceeds.

•	Each of the parties has agreed to take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the merger from qualifying as a contribution governed by Section 351 of the Internal Revenue Code.

•	Santa Maria Energy Corporation has agreed to use its reasonable best efforts to cause its shares of common stock to be approved for listing on NASDAQ prior to the closing date of the merger.

•	The parties have agreed to take all necessary corporate action to appoint the directors, managers and officers of Santa Maria Energy Corporation and its subsidiaries as set forth in the Merger Agreement.

•	Santa Maria Energy Corporation agreed to enter into a registration rights agreement with the Kayne Investors and Hyde Park’s sponsors prior to the date on which this joint proxy statement/prospectus is first mailed to unitholders of Santa Maria Energy and stockholders of Hyde Park. See “—Registration Rights.”

Conditions to Complete the Merger

Conditions to Each Party’s Obligation to Effect the Merger

The respective obligations of each party to effect the merger are subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable law) at or prior to the effective time of the following conditions:

•	the approval of the Merger Agreement by the holders of a majority of Hyde Park’s IPO shares and a majority of all of the outstanding shares of Hyde Park common stock;

•	the approval of the Merger Agreement by the members of Santa Maria Energy holding at least 29% of the outstanding Santa Maria Energy common units and a majority of the outstanding Santa Maria Energy preferred units;

•	the absence of any injunction by any court or other tribunal of competent jurisdiction or any law that prohibits the consummation of the merger or any related transaction; and

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; the absence of any no-stop order suspending the effectiveness of the Form S-4 and the absence of any proceedings for that purpose being initiated or threatened by the SEC.

Conditions to Santa Maria Energy’s Obligation to Effect the Santa Maria Energy Merger

The obligation of Santa Maria Energy to effect the Santa Maria Energy Merger is further subject to the fulfillment (or waiver by Santa Maria Energy) at or prior to the effective time of the following conditions:

•	the truthfulness and correctness of the representations and warranties of Hyde Park in the Merger Agreement, subject to the materiality standard provided in the Merger Agreement;

•	the performance and compliance by Hyde Park in all material respects of its obligations and covenants under the Merger Agreement;

•	the receipt from Hyde Park of (1) an officer’s certificate certifying as to matters set forth in the Merger Agreement and (2) a true and correct copy of the notice delivered to the trustee of Hyde Park’s trust account required to terminate Hyde Park’s trust account and instructing the trustee to pay out the funds of Hyde Park’s trust account;

•	the absence of a material adverse effect on Hyde Park;

•	the receipt of a legal opinion with respect to certain U.S. federal income tax consequences of the transactions; and

•	the availability of at least $40 million of cash held in Hyde Park’s trust account after giving effect to the exercise of conversion rights by holders of shares of Hyde Park common stock pursuant to the Hyde Park certificate of incorporation.

Conditions to Hyde Park’s Obligation to Effect the Hyde Park Merger

The obligation of Hyde Park to effect the Hyde Park Merger is further subject to the fulfillment (or the waiver by Hyde Park) at or prior to the effective time of the following conditions:

•	the truthfulness and correctness of the representations and warranties of Santa Maria Energy in the Merger Agreement, subject to the materiality standard provided in the Merger Agreement;

•	the performance and compliance by Santa Maria Energy in all material respects of its obligations and covenants under the Merger Agreement;

•	the receipt from Santa Maria Energy of an officer’s certificate certifying as to matters set forth in the Merger Agreement;

•	the absence of a material adverse effect on Santa Maria Energy; and

•	the receipt of a legal opinion with respect to certain U.S. federal income tax consequences of the transactions.

Santa Maria Energy and Hyde Park cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, the parties have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated and abandoned at any time prior to the effective time, whether before or after the Hyde Park stockholder approval or Santa Maria Energy member approval have been obtained (except as otherwise provided below), by:

•	mutual written consent of Hyde Park and Santa Maria Energy;

•	Hyde Park or Santa Maria Energy, if the merger will not have been completed on or prior to May 1, 2014 (the “End Date”), provided, however, that this right to terminate is not available to a party if (1) the failure of the closing to occur by the End Date results from a material breach by such party of any representation, warranty, covenant or other agreement of such party under the Merger Agreement and (2) the other party has filed (and is then pursuing) an action seeking specific performance;

•	Hyde Park or Santa Maria Energy, if a final and non-appealable injunction will have been entered permanently restraining, enjoining or otherwise prohibiting the closing, unless such injunction was due to the failure of the terminating party to perform any of its obligations under the Merger Agreement;

•	Hyde Park or Santa Maria Energy, (1) if the Hyde Park stockholders’ meeting (including any adjournments or postponements) has concluded and the requisite approval of the Hyde Park stockholders of the Hyde Park Merger Proposal is not obtained or (2) if the Santa Maria Energy unitholders’ meeting has concluded and the requisite approval of the Santa Maria Energy unitholders of the Santa Maria Energy Merger Proposal is not obtained;

•	Santa Maria Energy if, after giving effect to the exercise of redemption rights by holders of shares of Hyde Park common stock pursuant to the Hyde Park certificate of incorporation, Hyde Park does not have at least an aggregate of $40 million of cash held in Hyde Park’s trust account;

•	Santa Maria Energy, if Hyde Park breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) if it occurred or was continuing to occur on the closing date, would result in a failure of a condition to Santa Maria Energy’s obligation to close and (2) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Hyde Park does not diligently attempt or ceases to diligently attempt to cure such breach or failure; and

•	Hyde Park, if Santa Maria Energy breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (1) if it occurred or was continuing to occur on the closing date, would result in a failure of a condition to Hyde Park’s obligation to close and (2) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Santa Maria Energy does not diligently attempt or ceases to diligently attempt to cure such breach or failure;

In the event of the Merger Agreement is terminated, there shall be no other liability on the part of Hyde Park or Santa Maria Energy to the other except as to liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in the Merger Agreement occurring prior to termination in which case, subject to rights of Hyde Park public stockholders to Hyde Park’s trust account, the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring or required to incur such expenses; provided, that Hyde Park shall pay all filing fees and printer costs associated with the transactions contemplated thereby.

Governing Law; Jurisdiction; Specific Enforcement; Waiver of Jury Trial

The Merger Agreement will be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Each of the parties to the Merger Agreement acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Each of the parties further agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative.

In addition, each of the parties to the Merger Agreement waived its right to trial by jury in any legal proceeding arising, directly or indirectly, out of or relating to the Merger Agreement or the transactions contemplated thereby.

Amendment; Extension; Waiver

Subject to applicable law, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders or members of the parties, by written agreement of the parties at any time prior to the closing date with respect to any of the terms contained in the Merger Agreement. However, no amendment, modification or supplement of the Merger Agreement shall be made following its adoption by the stockholders or members of the parties unless, to the extent required, approved by the stockholders or members.

At any time prior to the effective time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) subject to the last sentence of the preceding paragraph, waive compliance with any of the agreements or conditions contained in the Merger Agreement. The condition requiring approval of the merger by Hyde Park’s stockholders will not be waived by Hyde Park. Hyde Park and Santa Maria Energy will resolicit stockholder approval of the merger if either party waives a material condition to the Merger Agreement or such changes in the terms of the merger render the disclosure previously provided incomplete or misleading in any material respect. Otherwise, except as required by applicable law, no waiver of the Merger Agreement will require the approval of the stockholders or members of any of the parties.

SELECTED HISTORICAL FINANCIAL INFORMATION

We are providing the following financial information to assist you in your analysis of the financial aspects of the merger. The historical results included below and elsewhere in this document may not be indicative of the future performance of Santa Maria Energy or Hyde Park.

SELECTED HISTORICAL FINANCIAL INFORMATION FOR SANTA MARIA ENERGY

The following table shows the selected historical consolidated financial data, for the periods and as of the dates indicated, for Santa Maria Energy and its subsidiaries.

The selected statement of operations data for each of the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 are derived from Santa Maria Energy’s audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2009, 2010 and 2011 are derived from Santa Maria Energy’s audited consolidated financial statements not included in this joint proxy statement/prospectus.

The selected historical consolidated financial data has been prepared on a consistent basis with Santa Maria Energy’s audited consolidated financial statements. In the opinion of Santa Maria Energy’s management, such selected historical consolidated financial data reflects all adjustments (consisting of normal and recurring accruals) considered necessary to present Santa Maria Energy’s financial position for the periods presented.

The selected financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy” and Santa Maria Energy’s consolidated financial statements and related notes included elsewhere herein.

SANTA MARIA ENERGY

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Statement of operations data:
Operating revenues:
Oil and natural gas production revenues	$3,736	$9,008	$13,449	$14,639	$11,842

Total revenues	3,736	9,008	13,449	14,639	11,842

Operating expenses:
Lease operating expenses	1,831	4,585	6,386	7,019	6,343
Production taxes	139	191	152	224	230
Depletion, depreciation and amortization	667	3,081	5,389	4,818	3,377
Accretion of asset retirement obligations	20	64	84	97	80
General and administrative	3,022	4,179	6,236	6,210	6,533

Total operating expenses	5,679	12,100	18,247	18,368	16,563

Operating loss	(1,943)	(3,092)	(4,798)	(3,729)	(4,721)

Other expense:
Interest expense	$(658)	$(841)	$(620)	$(914)	$(1,523)
Interest income	75	45	343	5	6
Gain (loss) on commodity price risk management activities	—	(1,934)	(439)	219	(574)
Other	565	4	17	(45)	(11)

Total other expense	(19)	(2,726)	(699)	(735)	(2,102)

Loss from operations	$(1,962)	$(5,818)	$(5,497)	$(4,464)	$(6,823)

Balance sheet data (at period end):
Cash and cash equivalents	$761	$2,996	$2,077	$388	$75
Other current assets	2,909	1,475	1,995	1,584	1,364

Total current assets	3,671	4,471	4,072	1,972	1,439
Properties at cost (full cost method)
Unproved properties	31,836	12,767	17,512	16,934	17,818
Producing properties	38,498	68,849	85,725	93,516	95,689
Other property and equipment	211	360	888	871	871

	70,545	81,976	104,125	111,321	114,378
Less accumulated depletion, depreciation and amortization	(1,458)	(4,496)	(9,597)	(14,408)	(17,785)

Property and equipment, net	69,087	77,480	94,528	96,913	96,593

Other assets	844	1,262	1,132	2,265	1,352

Total assets	$73,602	$83,213	$99,732	$101,150	$99,384

Current liabilities	$11,510	$5,461	$18,100	$4,076	$2,562
Long-term indebtedness	—	13,000	86	14,600	19,400
Other long-term liabilities	2,366	4,936	7,907	12,774	19,257
Redeemable preferred membership interest	16,500	24,000	45,000	50,000	50,000
Total equity	43,226	35,816	28,639	19,700	8,165

Total liabilities & equity	$73,602	$83,213	$99,732	$101,150	$99,384

Other financial data:
Adjusted EBITDA (1)	$(1,256)	$(41)	$(257)	$552	$(1,489)
Net cash provided by operating activities	(5,554)	(1,668)	(303)	(1,378)	(1,464)
Net cash provided by (used in) investing activities	(10,263)	(9,514)	(21,760)	(6,852)	(3,585)
Net cash provided by (used in) financing activities	11,730	13,416	21,143	6,542	4,736
Capital expenditures	10,556	9,816	21,674	7,309	3,612

(1)

Adjusted EBITDA, as used and defined by Santa Maria Energy, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures, and working capital movement or tax position. Adjusted

EBITDA does not represent funds available for discretionary use because those funds may be required for debt service, capital expenditures, working capital, income taxes, franchise taxes, exploration expenses, and other commitments and obligations. However, Santa Maria Energy’s management team believes Adjusted EBITDA is useful to an investor in evaluating Santa Maria Energy’s financial performance because this measure:

•	is widely used by investors in the oil and natural gas industry to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to more meaningfully evaluate and compare the results of Santa Maria Energy’s operations from period to period by removing the effect of Santa Maria Energy’s capital structure from its operating results; and

•	is used by Santa Maria Energy’s management team for various purposes, including as a measure of operating performance, in presentations to its board of managers, as a basis for strategic planning and forecasting and by Santa Maria Energy’s lenders pursuant to covenants under its senior credit facility.

There are significant limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect Santa Maria Energy’s net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating Adjusted EBITDA reported by different companies. The following table represents a reconciliation of Santa Maria Energy’s net income (loss) to Adjusted EBITDA:

SANTA MARIA ENERGY

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Net income (loss) from operations	$(1,962)	$(5,818)	$(5,497)	$(4,464)	$(6,823)
Unrealized commodity price risk management activity (gain) loss (a)	—	1,783	(532)	(778)	344
Interest expense and other	584	796	277	909	1,517
Depreciation, depletion and amortization	667	3,081	5,389	4,818	3,377
Accretion of asset retirement obligations	20	64	84	97	80
Other	(565)	53	22	(30)	16

Adjusted EBITDA	$(1,256)	$(41)	$(257)	$552	$(1,489)

(a)	Represents total unrealized commodity price risk management activity loss (gain) reported in Santa Maria Energy’s consolidated statement of operations.

SELECTED HISTORICAL FINANCIAL INFORMATION OF HYDE PARK

We derived Hyde Park’s selected historical financial information from the audited financial statements of Hyde Park as of, and for, the years ended December 31, 2012 and 2013 and as of December 31, 2011 and for the period from February 24, 2011 (inception) through December 31, 2011. The information is only a summary and should be read in conjunction with Hyde Park’s historical financial statements and related notes contained elsewhere herein. The following data is in thousands of U.S. dollars, except for share amounts.

	For the Period from February 24, 2011 (inception) through December 31, 2011	Year Ended December 31,
		2012	2013
Statement of Operations Data:
Interest income	$—	$38	$68
Net loss	(8)	(181)	(1,986)
Net loss per share	—	(0.08)	(0.66)
Cash dividends per share	—	—	—

	As of December 31,
	2011	2012	2013
Balance Sheet Data:
Total assets	$207	$79,621	$79,140
Total liabilities	190	80	1,585
Common stock subject to possible conversion 0, 7,088,364 and 6,894,133 shares, respectively	—	74,428	72,388
Stockholders’ equity	17	5,113	5,167

ADDITIONAL INFORMATION ABOUT SANTA MARIA ENERGY

General

Santa Maria Energy is an independent energy company focused on the exploration and development of oil and natural gas in the Monterey formation and the Diatomite reservoir within the Sisquoc formation in northern Santa Barbara County, California. Santa Maria Energy has chosen to focus its exploration and development efforts on the Monterey and the Diatomite due to the largely unrealized hydrocarbon potential offered within these areas. Santa Maria Energy believes it has been successful in assembling an attractive acreage position and asset portfolio and is well situated, through its unique technical expertise and proven ability to operate and manage a drilling program, to unlock the potential of its reserves, which it believes will create significant shareholder value. As of December 31, 2013, Santa Maria Energy’s estimated proved, probable and possible reserves were 15.7 MMBoe, 12.3 MMBoe and 20.0 MMBoe, respectively. Of its 15.7 MMBoe of proved reserves, 13.2% were proved developed and 99.9% were oil.

Santa Maria Energy was formed in December 2008, though it began acquiring leases and conducting exploration and development activities in 2002 through predecessor companies. Santa Maria Energy’s management has a proven track record of working as a team to acquire, develop and exploit oil and natural gas reserves in California using both heavy oil thermal enhanced oil recovery methods (“EOR”) as well as conventional operations. Members of the management team have an average of more than 28 years of oil and natural gas industry experience working for numerous public and private companies on domestic and international projects in the upstream oil and natural gas industry. The majority of Santa Maria Energy’s management team has worked together for over eight years.

As of December 31, 2013, Santa Maria Energy had interests in and operated 21 gross (21 net) active producing wells in its Diatomite projects. Santa Maria Energy currently holds 12,796 gross (12,523 net) acres in its Diatomite project area. As of December 31, 2013, Santa Maria Energy had interests in and operated 43 gross (43 net) active producing wells in its Monterey projects. Santa Maria Energy currently holds 7,289 gross (6,667 net) acres in its Monterey project area. NSAI has identified 268 proved, 238 probable and 295 possible potential drilling locations and, in addition, Santa Maria Energy has identified 740 incremental potential drilling locations on its Orcutt Diatomite acreage. NSAI has identified six proved drilling locations and, in addition, Santa Maria Energy has identified 35 incremental potential drilling locations on its Orcutt Monterey acreage. Santa Maria Energy has identified 6,160 potential drilling locations on the NW Casmalia Field Diatomite acreage and 69 potential drilling locations on its Santa Maria Valley acreage. These potential drilling locations are sites where an economically productive well may be drilled, as determined by either company petroleum engineers or independent petroleum engineering consultants, relying on geologic, engineering, drilling and production data. The actual potential drilling locations on which Santa Maria Energy drills will ultimately depend on the availability of capital, regulatory approvals, natural gas and oil prices, costs, drilling results and other factors. Santa Maria Energy also seeks to acquire additional undeveloped acreage and producing properties with additional potential drilling locations that meet its general business strategies.

The following table summarizes Santa Maria Energy’s leasehold position and potential drilling locations by primary geographic area as of December 31, 2013:

	Developed Acreage		Undeveloped Acreage		Total Acreage		Potential Drilling Locations
	Gross	Net	Gross	Net	Gross	Net
Orcutt—Diatomite and Monterey	4,024	3,841	—	—	4,024	3,841	1,582
NW Casmalia	—	—	8,772	8,682	8,772	8,682	6,160
Santa Maria Valley	—	—	1,674	1,004	1,674	1,004	69
Other—Santa Maria Basin	—	—	2,165	2,165	2,165	2,165	—

Total	4,024	3,841	12,611	11,851	16,635	15,692	7,811

The following table sets forth summary information attributable to Santa Maria Energy’s estimated net proved reserves that are derived from the December 31, 2013 reserve report prepared by NSAI.

	Estimated Total Proved Reserves
	Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)	% Oil	PV-10 (in millions)(1)	Average Net Daily Production (Boed) (2)	R/P Ratio (years)
Orcutt Diatomite	13,805	—	13,805	100%	$235.7	152	268
Orcutt Monterey	1,832	108	1,850	99%	30.0	204	25

Total	15,637	108	15,655	100%	$265.7	356	124

(1)	PV-10 is a non-GAAP financial measure. Standardized measure is the most directly comparable GAAP measure. For additional information about PV-10 and how it differs from the standardized measure, please see “Summary Historical Santa Maria Energy Operating and Reserve Data.”
(2)	Production rates are year-to-date as of December 31, 2013.

The following table provides summary information regarding Santa Maria Energy’s proved reserves by project as of December 31, 2013. The following table discloses Santa Maria Energy’s proved oil reserves calculated by NSAI.

	Working Interest Percentage		Oil Reserves (MBbl) (1)
Field			Proved Developed	Proved Undeveloped	Total Proved	% of Total Reserves
Orcutt Diatomite	99.6	%(2)	575	13,230	13,805	88.3%
Orcutt Monterey (1)	100.0%		1,492	340	1,832	11.7%

Total			2,067	13,570	15,637	100.0%

(1)	Additionally, Santa Maria Energy recognized 107.8 MMcf of proved developed natural gas reserves in the Orcutt Monterey field which it intends to sell to a third party. All other natural gas reserves are planned to be used as fuel for the steam generators in connection with Santa Maria Energy’s Orcutt Diatomite operations and are considered to be lease use natural gas.
(2)	Santa Maria Energy has one working interest partner in its Orcutt Diatomite property with a 0.375% working interest. This partner elected not to participate in 126 wells of the Company’s 136-well project. This partner is subject to non-consent penalties and it is not anticipated that payout will occur.

Additionally, there is an unleased mineral interest in Santa Maria Energy’s Orcutt leases owned by the surface owner. This unleased mineral interest entitles the mineral owner to its share of the value of production from each lease less its proportionate share of 100% of the costs associated with the drilling, development and operation of each well and lease. This payout is anticipated to be reached in November 2017, at which time Santa Maria Energy’s working interest will be reduced to 95.5% for all of Santa Maria Energy’s Orcutt Diatomite project.

Business Strategies

Santa Maria Energy’s primary objective is to maximize cash flow and shareholder value through cost efficient development of its assets in a safe and profitable manner, while also opportunistically expanding its asset base. The key elements of Santa Maria Energy’s strategy are:

Grow Proved Reserves, Production and Cash Flow Through Accelerated Exploration, Appraisal and Development. Utilizing cyclic steam technology to produce its Diatomite resources and both conventional and unconventional horizontal drilling to develop its Monterey resources, the management team at Santa Maria Energy has the experience and technical “know-how” to grow and maximize the value of its reserves. Santa

Maria Energy plans to invest in 2014 over $100 million to drill 55.0 gross/55.0 net Diatomite wells and 5.0 gross/3.8 net Monterey wells and build necessary infrastructure, including processing facilities and steam generation equipment, to accelerate production, achieve economies of scale and reduce operating costs. Development on all of these projects will continue through 2015.

Continuously Improve Capital and Operating Efficiency. With numerous development opportunities in the Diatomite and Monterey, Santa Maria Energy focuses on the best allocation of resources to optimize production and enhance returns. In particular, Santa Maria Energy continuously seeks to maximize its recovery per well relative to the cost incurred and to minimize its operating cost per Boe produced.

Maintain Financial Flexibility and Sufficient Liquidity to Capitalize on Opportunities as They Arise. Santa Maria Energy strives to achieve financial flexibility by balancing development of its assets with the pursuit of growth and expansion opportunities. Santa Maria Energy believes that by prudently developing its existing acreage as well as selectively pursuing new opportunities, it can maximize the effectiveness of its financial resources to generate the greatest value for its investors. Santa Maria Energy plans to utilize the cash on hand after consummation of the merger, together with borrowings under its senior credit facility and other sources of debt as well as issuances of additional equity, to facilitate drilling on its undeveloped acreage.

Acquire Additional Low Risk and Value Accretive Oil-Weighted Resources by Leveraging Technical and Operational Expertise. Santa Maria Energy seeks to acquire additional undeveloped and producing properties that provide attractive potential returns. Santa Maria Energy’s initial focus will be on the Santa Maria Basin where Santa Maria Energy has significant operating experience, but Santa Maria Energy will also seek to acquire additional undeveloped acreage and producing properties that have upside potential and that meet its general business strategies. Santa Maria Energy intends to implement a return-focused acquisition strategy that takes into account its personnel capacity, availability of financing and favorable transaction terms.

Maintain a Disciplined, Financial Strategy Through an Active Hedging Program to Protect Expected Future Cash Flows. Santa Maria Energy seeks to maintain a conservative financial approach that reduces cash flow volatility. Among strategies employed to reduce the effects of commodity price volatility and risks attendant thereto, Santa Maria Energy utilizes oil price hedging. Santa Maria Energy has entered into swaps on oil volumes extending out as far as 48 months. As of December 31, 2013, Santa Maria Energy had entered into hedging contracts through November 2016 covering a total of approximately 120,000 Bbls of oil, or 41%, of Santa Maria Energy’s projected proved developed producing reserves at a weighted average price of $95.82/Bbl.

Uphold Commitment to the Exploration and Development of Natural Resources in an Environmentally Responsible Manner. Santa Maria Energy’s primary focus continues to be the safe and environmentally responsible strategic development of its oil resource base within its core operating area, through development drilling, down-spacing, remedial work, EOR methods and optimization technologies. Santa Maria Energy also manages regulatory risk by operating projects safely and within the confines of the regulatory environment in California. Santa Maria Energy strives to develop oil-rich areas in California in an environmentally superior manner.

Competitive Strengths

Santa Maria Energy has a number of competitive strengths that will help it successfully execute its business strategies, including:

Strong Management Team with Substantial Operational, Technical, and Regulatory Affairs Expertise. Santa Maria Energy’s operational, legal and technical management personnel have on average more than 28 years of relevant experience, with companies such as Getty Oil Company, Pemex, Chevron Corporation, United Meridian Corporation and other independent producers of oil and natural gas. Santa Maria Energy’s management and technical teams also have extensive experience with heavy oil and thermal EOR, as well as conventional operations. This knowledge, along with an intimate understanding of the California regulatory process, provides

Santa Maria Energy with a distinct competitive advantage, particularly as it continues to evaluate new technologies and steam practices to improve ultimate recoveries of oil on existing and future properties.

Well-Defined and High-Quality Oil-Weighted Resource Potential in the Prolific Santa Maria Basin. Santa Maria Energy’s target reservoirs have an average depth of less than 4,000 feet, are generally considered to possess lower geologic risk, and are located in areas where Santa Maria Energy is an established producer and has extensive geologic data. Santa Maria Energy has estimated that it has over 7,500 potential drilling locations in the Monterey and Diatomite on the acreage which it controls.

Concentrated Acreage Position. Substantially all of Santa Maria Energy’s acreage is located in three areas of northern Santa Barbara County, including the Orcutt Diatomite and Orcutt Monterey fields, the NW Casmalia field and the Santa Maria Valley field. The close proximity of acreage position has enabled Santa Maria Energy to implement cost effective management practices and capture economies of scale.

Extensive Asset Portfolio with Significant Development Potential. Since 2002, Santa Maria Energy has continued to grow its asset base through lease acquisitions of targeted development areas. All of Santa Maria Energy’s development areas are located in the Santa Maria Basin, an area in California that has produced 885 MMBbls of oil since 1888. NSAI estimates that Santa Maria Energy has 15.7 MMBoe proved, 12.3 MMBoe probable, 20.0 MMBoe possible oil and natural gas reserves within the Orcutt Oil Field. Santa Maria Energy estimates there to be potential drilling locations at Orcutt Diatomite, Orcutt Monterey, Santa Maria Valley and NW Casmalia of 1,541, 41, 69 and 6,160 respectively. Additional regulatory approvals will be needed to develop these resources. See “Additional Information About Santa Maria Energy—Permitting Process.”

Operational Control Over the Majority of Its Portfolio and Financial Flexibility. By retaining operational control over all of its assets, Santa Maria Energy can more effectively control the timing of development activities and technological enhancements, marketing of production and allocation of its capital budget. In addition, the timing of most of Santa Maria Energy’s capital expenditures is discretionary, which allows it a significant degree of flexibility to adjust the size of its capital budget.

History

Santa Maria Energy was formed in December 2008, though it began acquiring leases and conducting exploration and development activities in 2002 through predecessor companies.

In 2005, Santa Maria Energy identified an opportunity to acquire the rights to the Orcutt Monterey lease. Through a series of transactions between August 2005 and March 2007, Santa Maria Energy acquired all rights to the Orcutt Monterey lease which underlies its Orcutt Diatomite. Certain founding members, including current managers Richard R. Powell, Jr., Ramon Elias, Michael Prats, John Piedmonte and David L. Pratt (collectively, the “Founders”) made early stage investments in Santa Maria Energy and partially funded operations through the sale of working interests in the leases. The initial acquisitions were held by the Founders in separately owned companies.

In 2008, the separately owned interests were consolidated into Santa Maria Energy in conjunction with a private equity financing by the Kayne Investors, a private equity firm focused on high-growth oil and natural gas companies. In December 2008, the Founders contributed the membership interests of the entities holding the working interests in the NW Casmalia and Orcutt leases and others to Santa Maria Energy in exchange for Santa Maria Energy common units.

By January 1, 2008, Santa Maria Energy owned approximately 47% of the working interests in the Orcutt leases and 49% of the working interests in the NW Casmalia leases. The remaining working interests were held directly by outside investors (other than the Founders).

Thereafter, Santa Maria Energy consolidated in excess of 99% of these disparate working interests into Santa Maria Energy (the “Roll-Up”). In 2009 and 2010, as part of the Roll-Up, non-Founder investors contributed their working interests in the leases in exchange for common units in Santa Maria Energy. As a result of the Roll-Up, as of December 31, 2013, Santa Maria Energy owns 100% of the working interests in all of its properties, except the Orcutt Diatomite where Santa Maria Energy owns 99.6% of the working interests and NW Casmalia where Santa Maria Energy owns 99.0% of the working interests.

In June 2013, Santa Maria Energy received an assignment from its operating partner of its 60% interests in the Santa Maria Valley leases.

Effective as of March 31, 2012, Santa Maria Energy changed its name from “Santa Maria Pacific Holdings, LLC” to “Santa Maria Energy Holdings, LLC.” Additionally, Santa Maria Energy merged its six existing wholly owned subsidiaries, Santa Maria Pacific, LLC, Gitte-Ten, LLC dba Phoenix Energy, LLC, Orcutt Properties, LLC, Escolle Properties, LLC, NW Casmalia Properties, LLC, and Santa Maria Valley Properties, LLC, into one company which currently does business under the name “Santa Maria Energy, LLC,” a California limited liability company (“Santa Maria Energy LLC”) and wholly-owned subsidiary of Santa Maria Energy. Santa Maria Energy LLC holds all project assets and acts as the sole operator for Santa Maria Energy’s projects. Santa Maria Energy also formed a new wholly owned subsidiary named SM Energy Management, LLC, a California limited liability company, to perform administrative services for Santa Maria Energy.

Properties

Santa Maria Energy has multiple projects within the Santa Maria Basin, where it is focused on developing the Diatomite and Monterey formations, as shown in the map below. These fields are all located in northern Santa Barbara County, an oil-producing area in California since 1888. Historically, over 27 billion barrels of oil have been produced in the State of California and 885 MMBbls of oil have been produced in the Santa Maria Basin. California’s current daily production of oil is approximately 526,000 Bopd, which accounts for approximately 7% of the total U.S. daily oil production. In excess of 12,000 Bopd are currently produced onshore Santa Barbara County. Santa Maria Energy expects to have a capital budget in excess of $120 million in 2014 of which approximately 69% will be spent on the Orcutt Diatomite project and the balance spent on the Orcutt Monterey field, Santa Maria Valley field and the NW Casmalia field.

Diatomite Projects

Oil-bearing Opal A Diatomite results from skeletal remains of marine microorganisms called diatoms settling to the bottoms of prehistoric oceans. It is a reservoir rock found at depths of 2,200 feet or less within the Sisquoc formation of the Santa Maria Basin. This rock has two very important characteristics making it an attractive oil resource: high porosity and high oil saturations.

For decades, oil-bearing Diatomite reservoir rock has been known to exist in both the San Joaquin Valley and the Santa Maria Basin; yet, prior to mid-1990, the “know-how” to unlock and economically produce the resource had eluded the industry, primarily due to the impermeability, or low flow rate, of the formations. During the past two decades, the industry has begun to economically produce oil from the Diatomite by effectively applying various steam injection techniques.

Santa Maria Energy has two thermal Diatomite projects:

•	Orcutt Diatomite Field, Santa Barbara County, California. The Orcutt Diatomite field has been in continuous production since the early 1900’s, primarily from the Monterey reservoir. Santa Maria Energy’s predecessors acquired leases covering 4,024 acres in the Orcutt Diatomite field in November 2003. Prior to 2009, there had been limited production from the Orcutt Diatomite field formation using conventional methods and none using thermal production techniques.

During the 2008 to 2009, Santa Maria Energy drilled 16 pilot-wells to test the commercial potential of the project and help delineate the areal extent of the formation within the field. Santa Maria Energy began cyclic steam injection for the 16-well pilot program in September 2009. Santa Maria Energy gained additional approval and drilled 10 additional pilot Diatomite wells in 2011.

Santa Maria Energy commenced permitting for permanent operations of a 136-well production plan (including the 26 existing pilot wells) in 2009. In September 2011, a Notice of Preparation of an Environmental Impact Report was published related to Santa Maria Energy’s 136-well expansion in the Orcutt Diatomite project. In November 2013, Santa Maria Energy received final regulatory approval for expanding its Orcutt Diatomite drilling program, consisting of 110 new gross (110 net) wells plus facilities. Expansion activities are expected to begin in 2014. See “—Recent Developments.” As of February 14, 2014, Santa Maria Energy uses one 26.5 MMbtu/hr steam generator, which nominally produces between 1,100 and 1,200 Bspd and can provide volumes of steam for at least 20 wells. In connection with the project expansion, Santa Maria Energy plans to replace the existing pilot generator with two 85 MMBtu/hr steam generators. Santa Maria Energy expects that these two new steam generators will be able to support production activities in excess of the currently planned 136 well program.

As of December 31, 2013, the Orcutt Diatomite field covered nearly 4,024 gross (3,841 net) acres of which approximately 770 gross (735 net) acres is estimated to be productive from the Diatomite formation. Using vertical and deviated wells, shallow cyclic steam injection and thermal EOR techniques, Santa Maria Energy anticipates that up to 1,541 gross wells would be needed to fully develop the field if all 735 net acres are productive.

During the year ended December 31, 2013, the Orcutt Diatomite field produced approximately 152 Bopd.

•	NW Casmalia Diatomite, Casmalia Oil Field Area, Santa Barbara County, California. The Founders first acquired rights to these leases in January 2000. The field is physically located northwest of the Casmalia oil field.

After the first well was drilled in July 2005, Santa Maria Energy’s predecessors installed substantial infrastructure and facilities in the NW Casmalia field throughout 2006 and into 2007. The project was suspended in 2007 after initial steaming results indicated low-gravity oil, which could not be processed through existing processing facilities.

After further study, Santa Maria Energy reperforated two wells and conducted a two-well conceptual pilot in early 2009 with mobile facilities. This pilot demonstrated that lighter gravity oil can be produced and processed from the NW Casmalia. Santa Maria Energy is working on future development plans in this area.

Santa Maria Energy plans to perform additional geologic work during 2014 and beyond to further delineate the extent of potential NW Casmalia development sites along this 4.2 mile long Diatomite trend. Santa Maria Energy believes it has up to 6,160 potential drilling locations in this Diatomite trend based upon one-half-acre spacing for development. As of the date of this joint proxy statement/prospectus, Santa Maria Energy has not requested a third-party reserve report on the NW Casmalia field.

As of December 31, 2013, Santa Maria Energy held 8,772 gross acres (8,682 net acres), of which approximately 3,000 gross (2,969 net) acres are estimated to be productive.

Certain leases held by Santa Maria Energy in the NW Casmalia, including the Stokes lease (covering approximately 503 acres) and the Goodwin lease (covering approximately 547 acres), are leased from certain Founder and manager affiliates: Richard R. Powell, Jr., Ramon Elias and Michael Prats.

Monterey Projects

Santa Maria Energy has two Monterey projects:

•	Orcutt Monterey Oil Field, Santa Barbara County, California. This reservoir is deeper than the Orcutt Diatomite field and has been on production since the early 1900s. It was acquired by Santa Maria Energy’s predecessor through a series of acquisitions culminating in March 2007. According to the State of California production records, a total of approximately 24 MMBoe of oil has been produced to date from this formation, which Santa Maria Energy estimates to be 8.2% of the OOIP, or 54% of recoverable oil.

The Orcutt Monterey wells have historically been drilled to a depth of approximately 3,000 feet and target both oil and natural gas reserves. Well spacing is generally 10 acres per well. Most likely, Santa Maria Energy’s future operations in the area will utilize horizontal wells to accelerate recovery of oil relative to the rate of recovery by traditional vertical wells.

The Orcutt Monterey formation is a naturally fractured siliceous rock with a porous matrix. Although the matrix permeability is low, there are natural fractures within the reservoir. When well bores intersect these fractures, production rates can be substantially better than rates where wells do not intersect the fractures. The objective of horizontal wells is to increase the likelihood of intersecting these fractures. In addition, there is strong water drive, which helps maintain reservoir pressure.

As of December 31, 2013, this field covered nearly 4,024 gross (3,841 net) acres, of which approximately 4,024 gross (3,841 net) acres are estimated to be productive. Santa Maria Energy anticipates in order to fully develop the field it would require drilling up to 41 horizontal wells in the future. During the year ended December 31, 2013, the Orcutt Monterey field produced approximately 163 Bopd.

Also as of December 31, 2013, Santa Maria Energy owns and operates 43 gross (43 net) Orcutt Monterey wells. One gross (one net) horizontal well has been drilled by Santa Maria Energy and is classified by NSAI as proved developed. All the other wells were drilled in the 1980s or earlier. Santa Maria Energy plans to drill two Orcutt Monterey horizontal wells in 2014 which are classified by NSAI as proved undeveloped locations.

In addition, during the next five years, Santa Maria Energy expects to produce 3.8 Bcf of natural gas associated with the oil production, of which all but 0.1 Bcf will be used as lease use gas as a source of fuel for the steam generators utilized by Santa Maria Energy’s Diatomite operations. Santa Maria Energy is currently selling a limited amount of natural gas from its production in this area of approximately 300 Mcfd.

•	Santa Maria Valley Monterey Oil Field, Santa Barbara County, California. Approximately four years ago, Santa Maria Energy began working with and through a partner to acquire leases in this field. To date, Santa Maria Energy has acquired 1,674 gross (1,004 net) acres in the Santa Maria Valley field. The target leases are within the Santa Maria Valley field. This field was effectively abandoned in mid-1990 after producing in excess of 180 MMBoe which is estimated to be 7% of the OOIP, or 48% of recoverable oil.

Pursuant to the agreement between Santa Maria Energy and its partner, the partner is responsible for 100% of the lease acquisition costs. Santa Maria Energy will be responsible for 100% the costs to permit the first two wells to be drilled. All drilling costs will be borne 60% by Santa Maria Energy and 40% by the partner. Santa Maria Energy’s partner has earned its 40% working interest by completing the agreed upon acreage acquisition and Santa Maria Energy owns a 60% working interest in this acreage.

In 2014, Santa Maria Energy plans to initiate the re-development of this field by drilling five horizontal wells and anticipates that in order to fully develop the field it would require drilling up to 69 horizontal wells in the future. As of the date of this joint proxy statement/prospectus, Santa Maria Energy has not requested a third-party reserve report on the Santa Maria Valley field.

Permitting Process

Santa Maria Energy will need to apply for regulatory entitlement from the County of Santa Barbara and other responsible agencies in order to fully develop its properties. While permit processing times ultimately depend on the specific features of the project, Santa Maria Energy believes that the regulatory entitlement process for each stage of development planned should be completed within a two-year process in the event an environmental impact report is required. This is based on California Public Resources Code § 21151.5 (lead agency shall establish time limits that do not exceed “one year for completing and certifying environmental impact reports”) and Santa Barbara County’s adopted Guidelines for the Implementation of CEQA, published June 2010, Article VIII (“EIRs must be completed and certified within 365 days from the date the Lead Agency found the application complete for processing”). This conclusion is also based on Santa Maria Energy’s recent permitting experience with the 136-well Orcutt Diatomite project, where regulatory approval was received approximately two years after the filing of the Notice of Preparation of the Environmental Impact Report. Some projects may not require an environmental impact report and require less time to process.

Recent Developments

Orcutt Diatomite Project Permitting Status. In November 2013, Santa Maria Energy received approval from the Santa Barbara Board of Supervisors (“Board of Supervisors”) for its 136-well Orcutt Diatomite project. With the receipt of discretionary approval by the Board of Supervisors, Santa Maria Energy may now proceed to obtain necessary construction permits and ancillary permits from the appropriate regulatory agencies, including the County of Santa Barbara, Division of Oil, Gas & Geothermal Resources, Air Pollution Control District, Department of Fish & Wildlife and the U.S. Fish & Wildlife Service, among others.

Senior Credit Facility. On December 11, 2013, Santa Maria Energy entered into a second amendment to its senior credit facility with Mutual of Omaha Bank, N.A., (“Mutual of Omaha”), its senior lender, whereby the borrowing base of the senior credit facility was increased to $13.0 million (based on Santa Maria Energy’s Monterey and Diatomite reserves). In addition, the trigger date for a forced reduction of general and administrative costs was moved from January 1, 2014 to May 31, 2014. Also, the expiration of the Kayne Guaranty (described below) was extended from December 31, 2013 to May 31, 2014, and the full amount of the Kayne Guaranty was made available to Santa Maria Energy. This increased the amount available under the senior credit facility to $24.0 million. Finally, the maturity date of the senior lender note was moved from November 2014 to February 2015. See “Financing Activities—Kayne Guaranty” and “Certain Relationships and Related Transactions—Certain Santa Maria Energy Transactions—Transactions with Kayne Investors—Kayne Guaranty” for further discussion on the Kayne Guaranty.

Preferred Units. In conjunction with the changes made to the senior credit facility, the Kayne Investors agreed to move the date of redemption of the Santa Maria Energy preferred units from December 2014 to March 2015. This modification was reflected in an amendment to Santa Maria Energy’s limited liability company agreement in November 2013.

Sector Note. In November 2013, the Kayne Investors paid the remaining balance due on the Sector Note (described below) on behalf of the non-paying former members of Casmalia Investors, LLC. (“CILLC”). In exchange for making such payment, the Kayne Investors received 196,263 common units that were forfeited by the non-paying members of CILLC in accordance with an agreed upon formula. The President of Sector Capital Corporation (“Sector”), the obligee of the Sector Note, serves on the board of managers of Santa Maria Energy. For additional information on the Sector Note, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy—Financing Activities—Sector Note” and “Certain Relationships and Related Transactions—Certain Santa Maria Energy Transactions—Sector Note.”

Summary of Oil and Natural Gas Reserves

The following table presents Santa Maria Energy’s estimated net proved oil and natural gas reserves as of December 31, 2012 and 2013, based on the proved reserve reports prepared by NSAI, Santa Maria Energy’s independent petroleum engineering firm, prepared in accordance with the rules and regulations of the SEC. All of Santa Maria Energy’s proved reserves are located in the United States.

	Estimated Net Reserves (1)
	December 31, 2012	December 31, 2013
Estimated Proved Reserves:
Oil (MBbl)	8,630	15,637
Natural gas (MMcf)	164	108
Total equivalent proved reserves (MBoe)	8,657	15,655
Total equivalent proved developed reserves	2,179	2,086
Oil (MBbl)	2,152	2,068
Natural gas (MMcf)	164	108
Percent proved developed	25.2%	13.2%
Total equivalent proved undeveloped reserves	6,478	13,569
Oil (MMBbl)	6,478	13,569
Natural gas (MMcf)	—	—
Percent proved undeveloped	74.8%	86.7%
PV-10 of proved reserves (in millions) (2)	$170.6	$265.7
Estimated Probable Reserves (3):
Oil (MBbl)	—	12,315
Natural gas (MMcf)	—	—
Total equivalent probable reserves (MBoe)	—	12,315
PV-10 of probable reserves (in millions) (2)	$—	$235.3
Estimated Possible Reserves (3):
Oil (MBbl)	—	19,964
Natural gas (MMcf)	—	—
Total equivalent possible reserves (MBoe)	—	19,964
PV-10 of possible reserves (in millions) (2)	$—	$517.5

(1)	Volumes and values were determined under SEC pricing using actual net prices received at the wellhead, adjusted for transportation, gathering, processing, compression and other costs.
(2)

PV-10 was prepared using SEC pricing, discounted at 10% per annum, without giving effect to taxes or hedges. PV-10 is a non-GAAP financial measure. For additional information about PV-10 and how it differs from the Standardized Measure, please see “Summary Historical Santa Maria Energy Operating and Reserve Data.” The following table sets forth the estimated future net cash flows from

Santa Maria Energy’s proved reserves (without giving effect to commodity hedges), the present value of those net cash flows before income tax (PV-10), and the prices used in projecting future net cash flows at December 31, 2013:

	December 31, 2012	December 31, 2013
	(In millions)
Future net cash flows	$447.0	$646.0
Present value of future net cash flows:
Before income tax (PV-10)	$170.6	$265.7

Future net cash flows represent projected revenues from the sale of proved reserves net of production and development costs (including operating expenses and production taxes). Costs are based on costs in effect for the applicable year without escalation. There can be no assurance that the proved reserves will be produced as estimated or that the prices and costs will remain constant. There are numerous uncertainties inherent in estimating reserves and related information and different reserve engineers often arrive at different estimates for the same properties.
(3)	All of Santa Maria Energy’s estimated probable and possible reserves are classified as undeveloped. In addition, Santa Maria Energy did not request that NSAI review the entire resource base in 2012, therefore there are no probable or possible reserves as of December 31, 2012.

Petroleum engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please see “Risk Factors” appearing elsewhere in this joint proxy statement/prospectus.

Oil and Natural Gas Data

Evaluation and Review of Proved Reserves

Santa Maria Energy’s estimated reserves and PV-10 as of December 31, 2012 and 2013 were independently prepared by its outside petroleum engineering firm, NSAI, a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI is an independent petroleum engineering firm that has provided consulting services throughout the world for over 50 years and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Santa Maria Energy’s estimated reserves and PV-10 as of December 31, 2011 are based on evaluations prepared by its previous independent petroleum engineering firm, GCA. Their estimates were prepared in accordance with SEC guidelines for estimating oil and natural gas reserves. When preparing Santa Maria Energy’s reserve estimates, NSAI and GCA relied on information and data furnished by Santa Maria Energy with respect to ownership interests, oil and natural gas production, well test data, historical costs of operations and development, product prices, and agreements relating to current and future operations of properties and sales of production, which information and data was not independently verified by NSAI or GCA.

The technical persons at NSAI primarily responsible for preparing Santa Maria Energy’s proved, probable and possible reserve estimates are Mr. C. Ashley Smith and Mr. Shane M. Howell. Mr. Smith has been practicing consulting petroleum engineering at NSAI since 2006. Mr. Smith is a Licensed Professional Engineer in the State of Texas (No. 100560) and has over 13 years of practical experience in petroleum engineering, with over 7 years experience in the estimation and evaluation of reserves. He graduated from University of Missouri-Rolla (Missouri University of Science & Technology) in 2000 with a Bachelor of Science Degree in Petroleum Engineering. Mr. Howell has been practicing consulting petroleum geology at NSAI since 2005. Mr. Howell is a Licensed Professional Geoscientist in the State of Texas, Geology (No. 11276) and has over 16 years of practical experience in petroleum geosciences, with over 8 years experience in the estimation and evaluation of reserves. He graduated from San Diego State University in 1997 with a Bachelor of Science Degree in Geological

Sciences and in 1998 with a Master of Science in Geological Sciences. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. NSAI does not own an interest in any of Santa Maria Energy’s properties, nor is it employed by Santa Maria Energy on a contingent basis.

One of Gaffney, Cline & Associates’ (GCA’s) Technical Directors was responsible for overseeing the preparation of the reserves audit of the assets of Santa Maria Energy as of December 31, 2011. This senior manager has over 40 years of diversified international experience in the upstream sector of the exploration and production industry. He is qualified as a Reserves Auditor through having more than 35 years’ experience in petroleum engineering with at least 25 years being in responsible charge of the estimation and evaluation of Reserves Information. He holds a Bachelor of Science degree (Honors) in Physics from Bristol University, England, and a Master of Science degree (Distinction) in Petroleum Engineering from Imperial College, London. He is a member in good standing of the Society of Petroleum Engineers and is presently past-Chairman of the Society of Petroleum Engineers Oil and Gas Reserves Committee. He is also a member in good standing of the American Association of Petroleum Geologists, the Society of Petroleum Evaluation Engineers and is a Chartered Petroleum Engineer in the UK. He is registered as a European Engineer with the Federation of National Engineering Associations. GCA does not own an interest in any of Santa Maria Energy’s properties, nor is it employed by Santa Maria Energy on a contingent basis.

Reserves are reviewed and approved by Santa Maria Energy’s resource department, which includes reservoir engineers and geologists, who oversee and control preparation of the reserve report by working with the independent consulting petroleum engineers to ensure the integrity, accuracy and timeliness of data furnished to the independent consulting petroleum engineers. The resource team reports to the Vice President of Operations, who manages oversight and compliance responsibility for the internal reserve estimate process. The resource department, including the Vice President of Operations, consists of a professional degreed mechanical engineer, a degreed petroleum engineer, a degreed geologist and a degreed chemical engineer with an average of 25 years of experience, including reservoir engineering/management experience. All are members of the Society of Petroleum Engineers.

Reserves

Santa Maria Energy has a comprehensive process that governs the determination and reporting of its proved, probable and possible reserves. As part of its internal control process, Santa Maria Energy’s reserves are reviewed, at a minimum, semi-annually by an internal team composed of reservoir engineers, geologists and accounting personnel for adherence to SEC and industry practices of revenue definitions and guidelines based on a detailed analysis of available geological and reservoir data, production performance data and land records. The review includes, but is not limited to, confirmation that reserve estimates (1) include all properties owned; (2) are based on proper working and net revenue interests; and (3) reflect reasonable cost estimates and field performance.

Periodically, Santa Maria Energy’s resource department meets with NSAI to review properties and discuss methods and assumptions used by Santa Maria Energy to prepare reserve estimates. Santa Maria Energy works closely with NSAI to ensure the integrity, accuracy and timeliness of the data it furnishes as part of the reserve evaluation process.

Proved reserves are reserves that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil or natural gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty, Santa Maria Energy, GCA and NSAI employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of Santa Maria Energy’s proved reserves include, but are not limited to, well logs, geologic maps and available downhole and production data and well-test data. Probable reserves are reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves which may potentially be recoverable through additional drilling or recovery techniques are by their nature more uncertain than estimates of proved reserves and, accordingly, are subject to substantially greater risk of not actually being realized by Santa Maria Energy. Possible reserves are reserves that are less certain to be recovered than probable reserves. Estimates of possible reserves are also inherently imprecise. Estimates of probable and possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.

Methodology Used to Apply Reserve Definitions

In the Orcutt Monterey, Santa Maria Energy’s estimated reserves are based on information from Santa Maria Energy’s operated proved developed producing reserve base, as well as public information from other operators in the area, which can be used to confirm or supplement Santa Maria Energy’s internal estimates. Santa Maria Energy has integrated the downhole and production information to form a geological model. From this model, NSAI has identified six proved undeveloped locations in Santa Maria Energy’s Orcutt Monterey as of December 31, 2013.

In the Orcutt Diatomite, estimated reserves are based on information from Santa Maria Energy’s operated proved developed producing reserve base, as well as public information from other operators in the area, which can be used to confirm or supplement Santa Maria Energy’s internal estimates. Santa Maria Energy has integrated the downhole and production information from its wells with geoscience, engineering and production performance information from an adjoining operator to form an extensive geologic model of Santa Maria Energy’s Diatomite reservoir. The adjoining operator has active producing Diatomite wells within one mile of Santa Maria Energy’s active proved developed wells. Wells for both Santa Maria Energy and the adjoining operator are within the same reservoir and are being produced using similar recovery techniques. NSAI has identified 268 proved undeveloped, 238 probable and 295 possible drilling locations in Santa Maria Energy’s Orcutt Diatomite as of December 31, 2013. In addition, Santa Maria Energy has identified 740 incremental potential drilling locations on its Orcutt Diatomite acreage. The 268 proved undeveloped locations are directly adjacent to Santa Maria Energy’s existing proved developed wells and between the existing proved developed wells and the adjoining operator’s Diatomite wells, which are less than one mile away.

Changes in Proved Reserves During the Year Ended December 31, 2013

The following table summarizes the changes in Santa Maria Energy’s estimated proved reserves during the year ended December 31, 2013 (in MBoe):

Proved Reserves, December 31, 2012	8,657
Extensions, Discoveries and Other Additions	7,998
Price and Performance Revisions	(870)
Sale of Reserves in Place	—
Production	(130)

Proved Reserves, December 31, 2013	15,655

During the year ended December 31, 2013, no reserves were converted from proved undeveloped to proved developed.

Extensions, discoveries and other additions during the year ended December 31, 2013 of 7,998 MBoe comprise well locations added directly adjacent to Santa Maria Energy’s existing proved developed reserves and between the existing proved developed wells and the adjoining operator’s Diatomite wells less than one mile away through further study by NSAI and Santa Maria Energy. Santa Maria Energy conducted geologic mapping of the Orcutt Diatomite field and that of an adjacent project operated by the other operator. The company has drilled and is producing wells within the same Diatomite reservoir using similar recovery techniques, within one mile of Santa Maria Energy’s proved developed Diatomite wells. Santa Maria Energy presented the geoscience and engineering information, as well as performance analysis of the adjacent project to NSAI, which ultimately led to an increase in proved undeveloped locations. Based on the Santa Maria Energy’s presentation, as well as its own analysis, NSAI added 157 proved undeveloped locations to the 111 proved undeveloped locations assessed in the December 31, 2012 report. Furthermore, in November 2013, Santa Maria Energy received approval from the Santa Barbara Board of Supervisors for the ability to drill 111 of the 268 proved undeveloped wells. Santa Maria Energy believes that it should be able to permit and drill the remaining 157 proved undeveloped wells within five years based on the time limits established by California Public Resources Code § 21151.5 (lead agency shall establish time limits that do not exceed “one year for completing and certifying environmental impact reports”) and recent permitting experiences.

Estimated future development costs relating to the development of Santa Maria Energy’s proved undeveloped reserves at December 31, 2013 are approximately $242.6 million over the next five years, which it expects to finance through the proceeds of the merger, additional issuances of equity, cash flow from operations and debt. All of Santa Maria Energy’s proved undeveloped reserves are expected to be developed over the next five years. See “Risk Factors—Risks Related to Santa Maria Energy—Approximately 86.7% of Santa Maria Energy’s total estimated proved reserves at December 31, 2013 were undeveloped, and those reserves may not ultimately be developed.”

Changes in Proved Reserves During the Year Ended December 31, 2012

The following table summarizes the changes in Santa Maria Energy’s estimated proved reserves during the year ended December 31, 2012 (in MBoe):

Proved Reserves, December 31, 2011	6,744
Extensions, Discoveries and Other Additions	—
Price and Performance Revisions	2,090
Sale of Reserves in Place	—
Production	(177)

Proved Reserves, December 31, 2012	8,657

Santa Maria Energy realized an increase to proved developed producing reserves of 115 MBoe, a 6% increase, in the year ending December 31, 2012 compared to the year ended December 31, 2011. This increase was comprised of 532 MBbl, net of production, recognized as a result of the improved performance of Santa Maria Energy’s Orcutt Monterey and Orcutt Diatomite fields. The improved performance was driven by increased production response from increased levels of downhole maintenance. The increase to total reserves was offset by a reduction in natural gas reserves of 417 MBoe (2,510 MMcf). The reduction in natural gas reserves was due to a reclassification of the majority of the natural gas reserves to lease-use natural gas.

Additionally, Santa Maria Energy realized an increase to proved undeveloped reserves of 1,908 MBoe, 92% of the change in revisions, in the year ending December 31, 2012 compared to the year ending December 31, 2011. The difference was due to an increase of 2,388 MBoe to Orcutt Diatomite as a result of a change in planned well-spacing for undeveloped locations from 1/3 acre to 1/2 acre spacing, while planned well count remained unchanged. Orcutt Monterey total proved reserves were reduced 479 MBoe as a result of the determination that natural gas reserves previously recognized as proved are intended to be used as lease-use natural gas and should not be recognized as proved reserves.

During the year ended December 31, 2012, no reserves were converted from proved undeveloped to proved developed.

No extensions, discoveries, other additions or sales of reserves in place were made during the year ended December 31, 2012 for the Orcutt Monterey and Orcutt Diatomite fields.

Acreage

The properties Santa Maria Energy owns are subject to royalty, overriding royalty and other outstanding interests customary to the industry. The properties may also be subject to additional burdens, liens or encumbrances customary to the industry, including items such as operating agreements, current taxes, development obligations under oil and natural gas leases, farm-out agreements and other restrictions. Santa Maria Energy does not believe that any of these burdens materially interfere with the use of the properties. There are no material contracts that impact Santa Maria Energy’s lease position other than the term of the leases.

The following table presents, by operating area, leased acres as of December 31, 2013:

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Orcutt-Diatomite and Monterey	4,024	3,841	—	—	4,024	3,841
NW Casmalia	—	—	8,772	8,682	8,772	8,682
Santa Maria Valley	—	—	1,674	1,004	1,674	1,004
Other—Santa Maria Basin	—	—	2,165	2,165	2,165	2,165

Total	4,024	3,841	12,611	11,851	16,635	15,692

Many of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date. Once production is established, the lease will remain in effect until the cessation of production. Santa Maria Energy had no leases expire in 2013, 751 gross (743 net) acres scheduled to expire in 2014, 9,731 gross (8,412 net) acres scheduled to expire in 2015 and 2,374 gross (1,692 net) acres scheduled to expire in 2016. Santa Maria Energy has not attributed any proved undeveloped reserves to acreage that has an expiration date which precedes the scheduled date for proved undeveloped drilling.

Production, Prices and Lifting Costs History

The following table presents information regarding Santa Maria Energy’s production volumes, oil sales, average sales price received and average lifting cost for the years ended December 31, 2011, 2012 and 2013. You should refer to “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy,” “Santa Maria Energy’s Business—Estimated Net Proved Reserves,” and “Santa Maria Energy’s Business—Production and Price History” in evaluating the data presented below and the data presented in the table on the following page:

The following table provides operating data for the periods indicated.

	Year Ended December 31,
	2011	2012	2013
Production data:
Natural gas (MMcf)	—	—	90
Oil (MBbl)	132	140	115
Total combined production (MBoe)	132	140	130
Average daily combined production (Boed)	362	384	356
Average sales prices:
Natural gas (per Mcf)	$—	$—	$1.97
Oil (per Bbl)	$101.89	$104.56	$101.43
Combined average sales prices before effects of settled derivatives (per Boe) (1)	$101.89	$104.56	$91.09
Combined average sales prices after effects of settled derivatives (per Boe) (1)	$94.53	$100.57	$89.32
Average costs per Boe:
Lease operating costs	$48.38	$50.14	$48.79
Production taxes	$1.15	$1.60	$1.77
Depreciation, depletion and amortization	$40.83	$34.41	$25.98
Accretion of asset retirement obligations	$0.64	$0.69	$0.62
General and administrative	$47.24	$44.36	$50.25

(1)	Average sales prices shown reflect both of the before and after effects of Santa Maria Energy’s settled derivatives. Santa Maria Energy’s calculation of such effects includes realized gains or losses on settlements for commodity derivatives, which do not qualify for hedge accounting because Santa Maria Energy does not designate them as hedges.

Productive Wells

The following table sets forth information for Santa Maria Energy’s properties at December 31, 2013, relating to its productive wells in which it owns a working interest. Productive wells consist of producing wells and wells capable of production, thereby excluding injection wells. Gross wells are the total number of wells in which Santa Maria Energy has an interest, and net wells are the sum of Santa Maria Energy’s fractional working interests owned in the gross wells. Santa Maria Energy operates all of the wells in which it owns a working interest. Santa Maria Energy only has productive oil wells and no natural gas wells.

	Productive Oil Wells
	Gross	Net
Orcutt Diatomite	21	21
Orcutt Monterey	43	43

Total	64	64

Drilling Activity

The following table presents Santa Maria Energy’s development and exploratory drilling activity for the last three full years. There is no correlation between the number of productive wells completed during any period and the aggregate reserves attributable to those wells. Productive wells consist of producing wells and wells capable of commercial production.

	Year Ended December 31,
	2011		2012		2013
	Gross	Net	Gross	Net	Gross	Net
Development wells:
Productive	11.0	11.0	—	—	—	—
Non-productive	—	—	—	—	—	—

Total	11.0	11.0	—	—	—	—
Exploratory wells:					—	—
Productive	—	—	—	—	—	—
Non-productive	—	—	—	—	—	—

Total	—	—	—	—	—	—
Total:					—	—
Productive	11.0	11.0	—	—	—	—
Non-productive	—	—	—	—	—	—

Total	11.0	11.0	—	—	—	—

Much of the work associated with drilling, completing and connecting wells, including stimulating, logging and pipeline construction is performed by subcontractors, operating under Santa Maria Energy’s direction, who specialize in such operations, as is common in the industry. When judged advantageous, Santa Maria Energy acquires materials and services used in the development process through competitive bidding by approved vendors. Santa Maria Energy also directly negotiates rates and costs for services and supplies when conditions indicate that such an approach is warranted.

Santa Maria Energy’s focus over the last two years has been on obtaining regulatory approval for its Orcutt Diatomite 136-well project, which accounts for the lack of drilling activity during the last two years.

Operations

Oil and Natural Gas Sales

Oil Sales. Historically, Santa Maria Energy has sold its oil production to both third party marketers and major oil companies. Santa Maria Energy is currently able to sell all the oil that it produces under existing sales contracts. Existing sales agreements are evergreen contracts that are cancellable upon 30 days’ written notice, which is customary in the industry. Since October 2011, Santa Maria Energy has sold 100% of its oil production to Phillips 66.

Santa Maria Energy has two sales contracts with Phillips 66: one for its Diatomite production and another for its Monterey production. The calculation of the oil price for Santa Maria Energy’s Diatomite production is derived by taking the average of the Midway-Sunset posted prices for Chevron Products Company, ExxonMobil Corporation, Shell Trading (US) Company and Union 76 in effect for the month of delivery, with a deduction for transportation. The calculation of the oil price for Santa Maria Energy’s Monterey production is derived by taking the average of the Buena Vista posted prices for ChevronTexaco, ExxonMobil Corporation, Shell Trading (US) Company and Union 76 in effect for the month of delivery. These prices are adjusted for quality and basis differences. The net prices received by Santa Maria Energy are used by the independent petroleum consultants to derive an overall differential against the appropriate benchmark price in order to derive the prices used in the reserve report to comply with SEC guidelines.

Santa Maria Energy’s production is purchased by Phillips 66 and transported by truck. Phillips 66 contracts with a third-party to load, transfer and deliver Santa Maria Energy’s Diatomite and Monterey oil production. Ownership of the oil transfers to Phillips 66 at Phillips 66’s lease automatic custody transfer unit. Although Santa Maria Energy has sold all of its oil production to Phillips 66 since October 2011, and despite the value of Santa Maria Energy’s oil production to Phillips 66, Santa Maria Energy cannot be certain that the commercial relationship with Phillips 66 will continue for the indefinite future, and Santa Maria Energy cannot be certain that Phillips 66’s refineries will not suffer significant down-time or be closed. If for any reason Phillips 66 is unable or unwilling to purchase Santa Maria Energy’s oil production, and Santa Maria Energy is unable to find alternative purchasers of its oil production, Santa Maria Energy’s business and results of operations would be adversely affected. Santa Maria Energy has no minimum volume delivery requirement under its contract with the first purchaser of its oil. Santa Maria Energy has in the past sold to other first purchasers, and Santa Maria Energy believes that those markets would likely be available in the future.

Oil represented 99% of Santa Maria Energy’s total equivalent net proved reserves as of December 31, 2013 and accounted for 88% of its production and 99% of its oil and natural gas revenue for the year ended December 31, 2013.

Natural Gas Sales. Historically, Santa Maria Energy has not sold its associated natural gas to third parties due to lack of an available market. Santa Maria Energy uses a portion of the Orcutt Monterey natural gas production to operate steam generators at the Orcutt Diatomite field. The natural gas produced from the Orcutt Monterey formation contains a number of contaminants, which must be removed prior to use as fuel for steam generation. Beginning in 2013, Santa Maria Energy located a third party interested in purchasing a limited quantity of produced natural gas. Santa Maria Energy cannot be certain that the commercial relationship with this third party will continue. If for any reason this third party is unable or unwilling to purchase Santa Maria Energy’s natural gas production, and Santa Maria is unable to find alternative purchasers of its natural gas production, Santa Maria Energy’s business and results of operations would not be adversely affected. Santa Maria Energy expects to be able to sell natural gas from its Monterey wells until additional natural gas requirements from the planned expansion at the Orcutt Diatomite field increase.

All costs associated with cleaning the natural gas are either shown as lease operating expenses for the Diatomite operation or reduction in the revenues of the natural gas sold to a third party. Until 2013, Santa Maria Energy did not report any natural gas sales in its financial statements.

Transportation and Gathering. Santa Maria Energy develops, owns and operates gathering systems in connection with its operations. Pipelines and related facilities can represent a significant portion of the capital costs for project developments, particularly in new areas located at a significant distance from existing third party pipelines or gathering systems. These costs are considered in Santa Maria Energy’s evaluation of its leasing, development and acquisition opportunities.

Oil and natural gas flow from the wellhead through the gathering system and into a tank battery, where the natural gas, oil and water are separated. The oil is stored in a stock tank, ready for shipment to third parties.

The entitlements Santa Maria Energy recently received for its 136-well Orcutt Diatomite development consisted of two related but independent projects: (i) Santa Maria Energy’s 136-well cyclic-steaming, oil and gas production plan and a development plan to allow the installation of a 3-mile crude oil sales pipeline that would connect the Careaga Lease facilities with the existing Phillips 66 12-inch oil line; and (ii) Laguna County Sanitation District’s (“LCSD”) phase 3 recycled-water pipeline project. The 8-mile, 16” underground LCSD pipeline will be constructed by Santa Maria Energy at its sole expense and upon completion the ownership of the pipeline will be transferred to LCSD. The LCSD pipeline will deliver all water necessary for Santa Maria Energy’s on-site steaming operations at the Orcutt Diatomite field. Both projects were approved for development by Santa Barbara County in November 2013. Santa Maria Energy anticipates funding the projects with proceeds from the Hyde Park trust account upon the consummation of the merger and funds raised by the Private Equity Financing. The LCSD pipeline project is expected to cost $7.9 million and to be fully constructed by the fourth quarter of 2014. Santa Maria Energy expects to eliminate $0.75 per Bbl of lease operating expenses when it no longer needs to transport oil by truck.

Steam Generations and Operations. As of December 31, 2013, Santa Maria Energy uses one 26.5 MMBtu/hr steam generator, which produces between 1,100 and 1,200 Bspd and can provide volumes of steam for at least 20 wells. In connection with the Orcutt Diatomite project expansion, Santa Maria Energy plans to replace the existing pilot generator with two 85 MMBtu/hr generators. Santa Maria Energy expects that these two new generators will be able to support production activities in excess of 136 wells.

All of the natural gas volume used as fuel for the steam generator at Orcutt is currently supplied from the Orcutt Monterey field production. In Orcutt, the produced oil, natural gas and water from the Monterey and Diatomite reservoirs are processed at a joint site but in different separation facilities. Produced water is re-injected into the Monterey reservoir through state-approved water injection wells. The oil is dehydrated to meet shipping standards.

Competition

Santa Maria Energy believes that its exploration, drilling and production capabilities and the experience of its management and professional staff generally enable it to compete effectively. Santa Maria Energy encounters competition from numerous other oil and natural gas companies, drilling and income programs and partnerships in all areas of operations, including drilling and marketing oil and natural gas and obtaining desirable oil and natural gas leases on producing properties. Many of these competitors possess more personnel and greater financial resources than Santa Maria Energy, which may enable them to identify and acquire desirable producing properties and drilling prospects more economically. Santa Maria Energy’s ability to explore for oil and natural gas prospects and to acquire additional properties in the future depends upon its ability to conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. It is possible that international developments and improving economics for oil exploration may influence other companies to increase their domestic oil and natural gas exploration. Regardless, competition among companies for favorable prospects is expected to continue and, as a result, the cost of acquiring properties may increase in the future.

During 2013, the oil and natural gas industry experienced continued strong demand for drilling services and supplies, which resulted in increasing costs. Factors affecting competition in the industry include price, location of drilling, availability of drilling prospects and drilling rigs, pipeline capacity, quality of production and volumes produced. Santa Maria Energy believes that it can compete effectively in the industry in each of the listed areas. Nevertheless, Santa Maria Energy’s business, financial condition and results of operations could be materially adversely affected by competition. Santa Maria Energy also competes with other oil and natural gas companies as well as companies in other industries for the capital it needs to conduct its operations.

Title to Properties

Santa Maria Energy believes that it has satisfactory title to all of its producing properties under industry standards. As is customary in the industry, a preliminary title examination is conducted at the time the undeveloped properties are acquired. Prior to the commencement of drilling operations, a more in-depth title examination is conducted and remedial work is performed to cure any subsequently discovered defects in title that Santa Maria Energy deems significant. Individual properties may be subject to burdens that Santa Maria Energy believes do not materially interfere with the use or affect the value of the properties. Burdens on properties may include: customary royalty interests, liens incident to operating agreements and for current taxes, obligations or duties under applicable laws, development obligations under natural gas leases or net profits interests.

Regulation

Regulation of the Oil and Natural Gas Industry

Santa Maria Energy’s operations are substantially affected by federal, state and local laws and regulations. In particular, oil production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which Santa Maria Energy owns or operates producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Santa Maria Energy’s operations are also subject to various conservation laws and regulations. These include regulations regarding the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although Santa Maria Energy believes it is in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, Santa Maria Energy is unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the oil and natural gas industry are regularly considered by Congress, the states and the courts. Santa Maria Energy cannot predict when or whether any such proposals may become effective.

Santa Maria Energy believes it is in substantial compliance with currently applicable laws and regulations and that continued substantial compliance with existing requirements will not have a material adverse effect on its financial position, cash flows or results of operations. However, current regulatory requirements may change, currently unforeseen environmental incidents may occur or past non-compliance with environmental laws or regulations may be discovered.

Regulation of Production of Oil and Natural Gas. The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Santa Maria Energy owns interests in properties located onshore in California. This state regulates drilling and operating activities by requiring, among other things, permits for the drilling of wells and indemnity bonds in order to drill or operate wells. The state also regulates the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandonment of wells, the amount of emissions that are permitted and underground injection activities. There are also specific laws that govern a number of environmental and conservation matters, including the protection of sensitive habitat and endangered species, the handling and disposing or discharge of waste materials, the size of drilling and spacing units or proration units and the density of wells that may be drilled, the unitization and pooling of oil and natural gas properties and the maximum rates of production from oil and natural gas wells.

The failure to comply with these rules and regulations can result in substantial penalties. Santa Maria Energy’s competitors in the oil and natural gas industry within California are generally subject to the same regulatory requirements and restrictions that affect Santa Maria Energy’s operations.

Various states impose severance taxes on oil extraction activities. California does not currently impose a severance tax but attempts to impose such a tax have been introduced in the past.

Regulation of Transportation and Sales of Oil. Sales of oil are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future.

Santa Maria Energy’s oil sales are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate regulation. FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act, and intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, Santa Maria Energy believes that the regulation of oil transportation rates will not affect its operations in any materially different way than such regulation will affect the operations of its competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, Santa Maria Energy believes that access to oil pipeline transportation services generally will be available to it to the same extent as to its competitors.

Regulation of Environmental and Occupational Safety and Health Matters

Santa Maria Energy’s oil and natural gas exploration and production operations are subject to numerous stringent federal, regional, state and local statutes and regulations governing occupational safety and health, the discharge of materials into the environment or otherwise relating to environmental protection, some of which carry substantial administrative, civil and criminal penalties for failure to comply.

These laws and regulations may require the acquisition of a permit before drilling or other regulated activity commences, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production and transporting through pipelines, govern the sourcing and disposal of water used in the drilling and completion process, limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier and other protected areas, require some form of remedial action to prevent or mitigate pollution from former operations, such as plugging abandoned wells or closing earthen pits, establish specific safety and health criteria addressing worker protection and impose substantial liabilities for pollution resulting from operations or failure to comply with regulatory filings. In addition, these laws and regulations may restrict the rate of production.

The following is a summary of the more significant existing environmental and occupational health and safety laws and regulations, as amended from time to time, to which Santa Maria Energy’s business operations are subject and for which compliance may have a material adverse impact on Santa Maria Energy’s capital expenditures, results of operations or financial position.

National Environmental Policy Act. Natural gas and oil exploration and production activities on federal lands are subject to the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies, including the Departments of Interior and Agriculture, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency prepares an Environmental Assessment to evaluate the potential direct, indirect and cumulative impacts of a proposed project. If impacts are considered significant, the agency will prepare a more detailed environmental impact study that is made available for public review and comment. This environmental impact assessment process has the potential to delay or limit, or increase the cost of, the development of natural gas and oil projects. Authorizations under NEPA also are subject to protest, appeal or litigation, which can delay or halt projects.

Waste Handling. The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil or natural gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase Santa Maria Energy’s costs to manage and dispose of wastes, which could have a material adverse effect on its results of operations and financial position. Also, in the course of its operations, Santa Maria Energy generates some amounts of ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may be regulated as hazardous wastes.

Water Discharges. The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The Clean Water Act also imposes spill prevention, control and countermeasure requirements, including requirements for appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

The primary federal law for oil spill liability is the Oil Pollution Act (“OPA”), which establishes a variety of requirements pertaining to oil spill prevention, containment and cleanup. OPA applies to vessels, offshore facilities and onshore facilities, including exploration and production facilities that may affect waters of the United States. Under OPA, responsible parties, including owners and operators of onshore facilities, are required to develop and implement plans for preventing and responding to oil spills and, if a spill occurs, may be subject to oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from the spill.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the Superfund Law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These “potentially responsible parties” include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Santa Maria Energy currently owns, leases or operates numerous properties that have been used for oil and natural gas exploration and production for many years. Although Santa Maria Energy believes that it has utilized operating and waste disposal practices that met or exceeded industry standards, hazardous substances, wastes or hydrocarbons may have been released on or under the properties owned or leased by Santa Maria Energy, or on or under other locations, including off-site locations, where such substances have been taken for disposal. Some of Santa Maria Energy’s properties have been in operation for over 100 years and were operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes or hydrocarbons were not under Santa Maria Energy’s control, and there is a strong likelihood that spills or releases have occurred in the past. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, Santa Maria Energy could be required to remove previously disposed substances and wastes, remediate contaminated property or perform remedial plugging or pit closure operations to prevent future contamination.

Air Emissions. The Clean Air Act, and comparable state laws, regulates emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. States can impose air emissions limitations that are more stringent than the federal standards imposed by the EPA, and California air quality laws and regulations are in many instances more stringent than comparable federal laws and regulations. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. State regulatory requirements relating to air emissions are particularly stringent in southern California.

Climate Change. Santa Maria Energy’s thermal projects involve the use of steam generators that emit GHGs and other emissions. Recent and future environmental regulations, including federal and state restrictions on GHGs that have been or may be passed in response to climate change concerns, may increase Santa Maria Energy’s operating costs and also reduce the demand for the oil it produces. The EPA adopted the so-called “Tailoring Rule” in May 2010, which imposes permitting and best available control technology requirements on the largest GHG stationary sources, in addition to certain reporting requirements.

In addition, California has taken statutory measures to reduce emissions of GHGs, primarily through the implementation of a cap and trade program. In 2006, the State of California adopted the California Global Warming Solutions Act of 2006 (“AB 32”). AB 32 required the CARB to establish and adopt regulations that will achieve an overall statewide reduction in GHG emissions to return to 1990 levels by 2020. In October 2011, the CARB adopted the final cap and trade regulation. Because Santa Maria Energy’s operations emit GHGs, primarily from the combustion of natural gas in steam generators used in the enhanced oil recovery process, its operations are subject to the regulations issued under AB 32. These regulations will increase costs of operations and may adversely affect operating results. Santa Maria Energy will be required to purchase and surrender allowances and/or offsets on an annual basis as a covered entity in the cap and trade program.

California Senate Bill 97 (“SB 97”), signed in August 2007, acknowledges that climate change is an important environmental issue that requires analysis under the California Environmental Quality Act (“CEQA”). Pursuant to SB 97 and implementing amendments to CEQA guidelines, which became effective March 18, 2010, public agencies are required to analyze impacts of GHG emissions and make determinations of significance for projects subject to CEQA. Locally, Santa Barbara County and the Santa Barbara Air Pollution Control District have not adopted formal significance thresholds applicable to GHG emissions for new projects requiring CEQA review. However, Santa Barbara County has applied an interim threshold of 10,000 MTC. This will require Santa Maria Energy to purchase offsets in addition to those required by the state’s cap and trade program to fulfill its requirements to Santa Barbara County under CEQA. This will result in additional operating costs and may adversely affect operating results. The cost of compliance with Santa Maria Energy’s permits is reflected in the operating expense and capital cost of the NSAI reserve report as of December 31, 2013, which is filed as an exhibit to the registration statement of which this joint proxy/prospectus forms a part. The cost is estimated to be approximately $0.72/Bbl of oil produced.

Well Stimulation. On September 20, 2013, California Governor Jerry Brown approved Senate Bill 4 (“SB 4”), which imposes requirements on oil and natural gas well operators and suppliers with respect to certain well stimulation techniques, including hydraulic fracturing and acid well stimulation treatment. SB 4 requires well operators to apply for a permit from the State of California’s Division of Oil, Gas & Geothermal Resources before performing or repeating any well stimulation treatments. The Division, in consultation with various agencies, including the State of California’s Department of Toxic Control Substances and the Department of Resources Recycling and Recovery, must adopt rules and regulations specific to well stimulation treatments on or before January 1, 2015. The rules and regulations will require full disclosure of the composition and disposition of the well stimulation fluids, including a detailed list of the well stimulation fluid’s chemical composition, in addition to landowner notification and groundwater and air quality monitoring. While Santa Maria Energy does not employ the hydraulic fracturing technique, it may use other well stimulation techniques regulated by SB 4 in its Monterey operations. SB 4 establishes additional levels of regulation at the state level that could lead to operational delays and increased operating costs, which delays could be more pronounced prior to the adoption of the final rules and regulations. The adoption of legislation and/or regulations at the federal and local level could impose further chemical disclosure or other regulatory requirements that would increase costs of Santa Maria Energy’s operations and cause additional delays in acquiring regulatory approvals to drill and complete wells.

Underground Injection Control. Santa Maria Energy’s underground injection operations are subject to the federal Safe Drinking Water Act, as well as analogous state laws and regulations. Under Part C of the Safe Drinking Water Act, the EPA established the Underground Injection Control program, which established the minimum program requirements for state programs regulating underground injection activities. The Underground Injection Control program includes requirements for permitting, testing, monitoring, recordkeeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. Federal and state regulations require Santa Maria Energy to obtain a permit from applicable regulatory agencies to operate its underground injection wells. Santa Maria Energy believes it has obtained or will obtain the necessary permits from these agencies for its underground injection wells and that it is in substantial compliance with permit conditions and applicable federal and state rules with regards to its existing operations. Nevertheless, these regulatory agencies have the general authority to suspend or modify one or more of these permits if continued operation of one of the underground injection wells is likely to result in pollution of freshwater, the substantial violation of permit conditions or applicable rules, or leaks to the environment. Although Santa Maria Energy monitors the injection process of its wells, any leakage from the subsurface portions of the injection wells could cause degradation of groundwater resources, to the extent present, potentially resulting in cancellation of well operations, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation and imposition of liability by third parties for property damages and personal injuries.

OSHA. Santa Maria Energy is also subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that information be maintained about hazardous materials used or produced in Santa Maria Energy’s operations and that this information be provided to employees, state and local government authorities and citizens. Santa Maria Energy believes that its operations are in substantial compliance with the applicable worker health and safety requirements.

Endangered Species Act. The federal Endangered Species Act (“ESA”) and the California Endangered Species Act (“CESA”) protect species threatened with possible extinction. Such laws and related regulations may have the effect of prohibiting or delaying Santa Maria Energy from obtaining drilling permits and may impose restrictions on pipeline or road building and other facility or construction activities in areas containing the affected species or their habitats. Several species indigenous to Santa Barbara County, California, including the California Tiger Salamander, Vernal Pool Fairy Shrimp, California Red Legged Frog and/or their habitat, all of which are protected under ESA and CESA, have been identified on Santa Maria Energy’s properties. As a result, Santa Maria Energy’s development plans may be impacted because it is required to avoid these areas or the project costs could be increased because it is required to purchase suitable off-site mitigation lands to compensate for its development impacts.

California Environmental Quality Act. CEQA requires that public agencies refrain from approving projects with significant adverse environmental impacts if there are feasible alternatives or mitigation measures that can substantially reduce or avoid those impacts. Within Santa Barbara County, the exploration and production of oil and natural gas resources using enhanced oil recovery processes, including steam injection, requires discretionary review and analysis under CEQA depending on the scale or location of development. The discretionary review process is lengthy and may require considerable mitigation efforts in order to eliminate or minimize potential impacts to county resources that could adversely affect Santa Maria Energy’s ability to operate its facilities in a profitable manner. Delays in obtaining regulatory approvals, drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on Santa Maria Energy’s ability to explore on or develop its properties.

Employees

As of December 31, 2013, Santa Maria Energy had 27 employees. Santa Maria Energy’s engineers, supervisors and field technicians are responsible for the day-to-day operations of wells and some pipeline systems. In addition, Santa Maria Energy hires contractors from time to time to perform drilling, logging and pipeline construction functions at drilling sites, with its employees supervising the activities of the contractors. Santa Maria Energy’s employees are not covered by a collective bargaining agreement. Santa Maria Energy offers competitive benefits and salaries, and generally enjoys good employee relations.

Operating Hazards and Insurance

Santa Maria Energy’s exploration and production operations include a variety of operating risks, including, but not limited to, the risk of fire, explosions, blowouts, cratering, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil and natural gas leaks, ruptures and discharges of oil and natural gas. The occurrence of any of these could result in substantial losses due to injury and loss of life, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Santa Maria Energy’s pipeline, gathering and distribution operations are subject to the many hazards inherent in the industry. These hazards include damage to wells, pipelines and other related equipment, damage to property caused by hurricanes, earthquakes, floods, fires and other acts of God, inadvertent damage from construction equipment, leakage of oil and natural gas, fires and explosions and other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any significant problems related to Santa Maria Energy’s facilities could adversely affect its ability to conduct its operations. In accordance with customary industry practice, Santa Maria Energy maintains insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant event not fully insured against could materially adversely affect Santa Maria Energy’s operations and financial condition. Santa Maria Energy cannot predict whether insurance will continue to be available at premium levels that justify Santa Maria Energy’s purchase or whether insurance will be available at all.

Legal Proceedings

On September 25, 2012, the Santa Barbara Air Pollution Control District (the “APCD”) issued to Santa Maria Energy, LLC a Notice of Violation (“NOV”) for violation of certain conditions under its Authority to Construct/Permit to Operate, which resulted in excess emissions in 2011 and 2012. A settlement has been reached with APCD. Per the terms of the agreement with APCD, payment of a settlement amount of $225,000 is due July 1, 2014.

Santa Maria Energy expects to be involved in non-material legal or governmental proceedings with regards to ordinary routine matters incidental to its business. While the ultimate outcome and impact of any proceeding cannot be predicted with certainty, Santa Maria Energy’s management believes that the resolution of its pending proceedings will not have a material adverse effect on its financial condition or results of operations.

Facilities

Santa Maria Energy currently leases 36,000 square feet of office space in Santa Maria, California, where its principal offices are located. On May 18, 2011, Santa Maria Energy entered into a five-year office space lease agreement with the Pope Group, LLC (“Pope Group”), a related party, which expires on June 1, 2016. Three of the managers of Santa Maria Energy (David Pratt, William Dell’Orfano and Ramon Elias) are partial beneficial owners of the Pope Group. In connection with the lease, Santa Maria Energy paid $100,000 for the option to purchase the property during the period of June 1, 2012 through May 31, 2017. Total office space lease payments to the Pope Group were $278,400 for the year ended December 31, 2013.

In addition, Santa Maria Energy owns/leases other, less significant, office space in locations where staff are located. Santa Maria Energy believes that its office facilities are adequate for its current needs and that additional office space can be obtained if necessary.

Executive Officers and Managers

Set forth below are the names, ages as of December 31, 2013 and positions with Santa Maria Energy of the persons who serve Santa Maria Energy as a member of the board of managers or executive officer.

Name	Age	Position
David Pratt	56	President and Manager
Ramon Elias	63	VP—Reservoir Engineering and Manager
Kevin McMillan	55	VP—Finance & Administration
Beth Marino	44	VP—Legal & Corporate Affairs and Secretary
Kevin Yung	37	VP—Operations
Charles Yates III	45	Manager
David Iverson	48	Manager
William Boss	69	Manager
William Dell’Orfano	69	Manager
John Piedmonte, Jr.	68	Manager
Richard R. Powell Jr.	59	Manager
Michael Prats	88	Manager

David Pratt has served as President and as a manager of Santa Maria Energy and its predecessor, Santa Maria Pacific, LLC, since 2008. Prior to service in these roles with Santa Maria Energy, Mr. Pratt worked in a variety of positions in the oil and natural gas industry that included work as a field laborer in Alaska’s Prudhoe Bay Field; Vice President of Corporate Development for Global Natural Resources, Inc, a NYSE-listed company that was ultimately acquired by Devon Energy Corporation following a series of transactions; and President and director of Galvest, Inc., a NASDAQ listed company that was acquired by Primenergy, LLC. In the fourteen years immediately preceding 2008, Mr. Pratt provided turnaround management services to several companies, including serving as president of Reata Oil & Gas Corp., Shield Petroleum, Inc. and Newstar Energy USA, Inc. His experience as a turnaround manager includes conducting out-of-court workouts and a complete reorganization pursuant to Chapter 11 of the Bankruptcy Code. He graduated from the University of Texas at Austin in 1980 with a Bachelors of Business Administration. It is anticipated that Mr. Pratt will continue to serve on Santa Maria Energy Corporation’s board of directors as well as its Chief Executive Officer after the consummation of the merger. Mr. Pratt’s expertise in financial matters and the oil and natural gas industry, as well as his experience in as president of several companies contributed to the conclusion that he should serve as a director of Santa Maria Energy Corporation.

Ramon Elias has served as Vice President of Reservoir Engineering and as a manger of Santa Maria Energy and its predecessor from its inception in December 2002. He also serves as the managing member of both Wildcat Group and Odalmira A. Elias Family LLC, which manages several oil and natural gas properties and holdings. Prior to joining Santa Maria Energy, Mr. Elias was the owner of Ray Elias & Associates petroleum engineering consultants beginning in September 1995. He served in various positions with several oil and natural gas companies, including Texaco and Enercap Corporation, since January 1973. Mr. Elias received a Bachelors of Science degree in Mechanical Engineering from the University of Arizona in 1972.

Kevin D. McMillan has served as Vice President of Finance and Administration of Santa Maria Energy since October 2010. Prior to joining Santa Maria Energy, Mr. McMillan served as Senior Vice President at Intermarket Management LLC from September 2003 to April 2010, focusing on raising capital for small energy-related companies. During his time at Intermarket, Mr. McMillan worked on a number of capital market transactions from Libya to Nebraska on oil and natural gas transactions, both upstream and downstream, as well as alternative energy transactions involving ethanol, bio-diesel, re-refiners, fuel cells, gas storage and others. From 2001 to 2003, Mr. McMillan was the Chief Financial Officer of Ascent Energy, Inc., an early-stage E&P company. From 1998 to 2001, Mr. McMillan was the Chief Financial Officer for two start-up E&P companies, one with assets in Georgia and Azerbaijan. Prior to this, Mr. McMillan spent sixteen years at United Meridian Corporation, where he last held the position of Vice President - Treasurer. At United Meridian Corporation, Mr. McMillan was involved in over $1 billion in revolving credit agreements, $500 million in equity placements, $3.5 billion in M&A transactions, and $125 million in asset divestitures. The transactions in which Mr. McMillan was involved covered both domestic and foreign assets and included both public and private transactions. Mr. McMillan started his career as an Auditor at Ernst & Young, LLP, also worked for Arthur Andersen & Co., and received a B.B.A. in Accounting from the University of Notre Dame in 1980.

Beth A. Marino has served as Vice President of Legal & Corporate Affairs and Secretary of Santa Maria Energy since 2011. She was formerly a partner in the San Luis Obispo office of Andre, Morris & Buttery from 2002 to 2011 where she was a member of the Business and Real Estate Transactions and Employment Law Groups. While at Andre, Morris & Buttery, Ms. Marino’s practice concentrated on mergers and acquisitions, business entity formation and operations, employment law, environmental law, financing transactions and real property transfers. Prior to joining Andre, Morris & Buttery, Ms. Marino was an associate with Keesal, Young & Logan in its Long Beach office where she practiced in its Corporate & Real Estate and Employment Law Groups. She has previously served as Director, Board Chair and Board Counsel for the San Luis Obispo Chamber of Commerce from 2004 to 2009 and Board Member of the Prado Day Center from 2009 to 2011. Ms. Marino received her Bachelors of the Arts in Political Science from the University of Colorado at Boulder in 1992 and her Juris Doctorate from the University of San Diego School of Law in 1997.

Kevin Yung became Vice President of Operations for Santa Maria Energy in June 2013. Prior to his current position he served as the Interim Vice President-Operations & Production Manager from December 2012 to June 2013. Since joining Santa Maria Energy in November 2006, Mr. Yung worked as Production Manager from March 2012 to November 2012, Manager of Project Development from January 2011 to February 2012 and Manager of Production from November 2006 to April 2011. Prior to November 2006, Mr. Yung worked for more than eight years in various process and production engineering as well as project management roles in the glass, steel and food and beverage industries. Mr. Yung received a Bachelor of Science degree in Chemical Engineering from Case Western Reserve University in 1999. He also received a Master of Business Administration degree from the University of Pittsburgh in 2007.

Charles W. “Chuck” Yates III has served as a manager of Santa Maria Energy since December 2008. Mr. Yates is a partner for Kayne Anderson Capital Advisors (“Kayne Anderson”) where he is responsible for the origination and execution of private equity transactions in the energy industry. Prior to joining Kayne Anderson in March 2001, Mr. Yates was Senior Vice President and head of the Power Technology Group at Stephens Inc., an integrated merchant and investment bank. During his career, Mr. Yates has participated in more than 65 private equity transactions. A member of Phi Beta Kappa, Mr. Yates received his Bachelor of the Arts, magna cum laude, in 1991 and his Masters in Business Administration in 1994 from Rice University. It is anticipated that Mr. Yates will serve on Santa Maria Energy Corporation’s board of directors. Mr. Yates’s expertise in the oil and gas industry as well as his experience with acquisitions and his financial acumen contributed to the conclusion that he should serve as a director of Santa Maria Energy Corporation.

J. David Iverson has served as a manager of Santa Maria Energy since December 2008. Mr. Iverson is a Managing Director for Kayne Anderson where he focuses on identifying investment opportunities as part of Kayne Anderson’s emphasis on energy transactions. Prior to joining Kayne Anderson in 2006, Mr. Iverson was a Senior Vice President of NSAI. Mr. Iverson began his career in the oil and gas industry in 1988 with ARCO Oil & Gas Company and later Vastar Resources, Inc. Mr. Iverson received his Bachelor of Science degree in Chemical Engineering, magna cum laude, in 1988 from the University of Tulsa and his Masters in Business Administration in 1994 from the University of Houston. It is anticipated that Mr. Iverson will serve on Santa Maria Energy Corporation’s board of directors. Mr. Iverson’s expertise in the finance and oil and gas industries contributed to the conclusion that he should serve as a director of Santa Maria Energy Corporation.

Richard “Ray” Powell Jr. has served as chairman of the board of managers of Santa Maria Energy since 2011. Mr. Powell has served as a manager of Santa Maria Energy since 2008. Mr. Powell co-founded Santa Maria Energy’s predecessor, Santa Maria Pacific, LLC, in 2002 with Ramon Elias and Michael Prats. Mr. Powell currently holds interests in and serves as a director of several private companies owning and managing commercial real estate and oil and natural gas holdings. Mr. Powell was President and Chief Executive Officer of Shield Petroleum Inc., the parent company of Reata Oil and Gas Corp. from 1982 to 1994. Shield Petroleum Inc. drilled, developed and operated oil and natural gas projects in which several publicly held oil and natural gas corporations participated. Prior to serving as Vice President and then President of Shield Petroleum Inc., Mr. Powell ran an oil and oil products transportation and trading company that purchased and sold petroleum products from Mobil Oil Corporation (Texas), the Chemplex refinery (Iowa), Northern Petrochemical refinery (Illinois), and Brown and Root Corporation (Houston), among others. Mr. Powell received bachelor and masters degrees from Texas A&M University. It is anticipated that Mr. Powell will serve on Santa Maria Energy Corporation’s board of directors. Mr. Powell’s expertise in the oil and natural gas industry as well as his experience with the operations and history of Santa Maria Energy contributed to the conclusion that he should serve as a director of Santa Maria Energy Corporation.

Messrs. Boss, Dell’Orfano, Elias, Piedmonte and Prats will not be managers of Santa Maria Energy or directors of Santa Maria Energy Corporation following the merger.

Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger

This section discusses the principles underlying Santa Maria Energy’s policies and decisions with respect to the compensation of its named executive officers and the principal factors relevant to an analysis of these policies and decisions. Santa Maria Energy’s “named executive officers” with respect to its 2013 fiscal year were as follows:

•	David Pratt, President

•	Ramon Elias, Vice President of Reservoir Engineering

•	Kevin McMillan, Vice President of Finance and Administration

•	Beth Marino, Vice President of Legal and Corporate Affairs and Secretary

•	Kevin Yung, Vice President of Operations

Specifically, this section provides an overview of Santa Maria Energy’s executive compensation philosophy, the overall objectives of its executive compensation program and each compensation component that Santa Maria Energy provides. Each of the key elements of Santa Maria Energy’s executive compensation program is discussed in more detail below. The following discussion and analysis of compensation arrangements of Santa Maria Energy’s named executive officers should be read together with the compensation tables and related disclosures set forth below.

Executive Summary

Compensation for Santa Maria Energy’s named executive officers consists primarily of the elements, and their corresponding objectives, identified in the following table.

Compensation Element	Primary Objective
Base Salary	To recognize performance of job responsibilities and to attract and retain individuals with superior talent.

Annual Cash Incentive Award	To promote Santa Maria Energy’s short-term performance objectives and reward individual contributions to the achievement of those objectives.

Discretionary Long-Term Equity Incentive Awards	To emphasize Santa Maria Energy’s long-term performance objectives, encourage the maximization of unitholder value and retain key executives by providing an opportunity to participate in the long-term appreciation in value of Santa Maria Energy.

To serve the foregoing objectives, Santa Maria Energy’s overall compensation program is generally designed to be flexible and complementary, rather than purely formulaic. In alignment with the objectives set forth above, Santa Maria Energy’s board of managers has generally determined the overall compensation of Santa Maria Energy’s named executive officers and its allocation among the elements described above, relying on input from Santa Maria Energy’s management team.

Santa Maria Energy’s compensation decisions for the named executive officers in 2013, including each of the key elements of its executive compensation program, are discussed in more detail below.

Determination of Compensation

Roles of the Board of Managers and President in Compensation Decisions. During fiscal year 2013, the Santa Maria Energy board of managers and compensation committee, in conjunction with its President, were responsible for overseeing Santa Maria Energy’s executive compensation program, as well as determining and approving the compensation arrangements for the named executive officers. The Santa Maria Energy board of managers and President met periodically as necessary throughout the year to review adjustments to the compensation, including base salary, annual bonus and long-term equity awards, for Santa Maria Energy’s named executive officers.

Santa Maria Energy’s President evaluates the individual performance and contributions of each other named executive officer and reports to the Santa Maria Energy board of managers and compensation committee his determinations regarding the other named executive officers’ compensation. Santa Maria Energy’s President does not participate in any formal discussion with the Santa Maria Energy board of managers and compensation committee regarding decisions on his own compensation and recuses himself from meetings when his compensation is discussed.

Santa Maria Energy does not generally rely on formulaic guidelines for determining types and levels of compensation, but rather maintains a flexible compensation program that allows Santa Maria Energy to adapt components and levels of compensation to motivate, reward and retain individual named executive officers for the attainment of financial and operational goals. In making compensation determinations, the Santa Maria Energy board of managers and compensation committee consider each named executive officer’s responsibilities, experience, skills and contributions to Santa Maria Energy’s overall performance, as well as Santa Maria Energy’s need to retain and incentivize the named executive officer.

Executive Compensation Philosophy and Objectives

Santa Maria Energy strives to attract and retain highly qualified executives in a competitive industry. Accordingly, Santa Maria Energy structures its executive officer compensation programs to provide competitive base salaries and benefits to attract and retain superior employees, as well as incentive compensation to motivate, incentivize and reward executive officers for attaining financial, operational, individual and other goals that are consistent with company performance. Santa Maria Energy also believes that its executive compensation program should include a long-term incentive component that aligns executives’ interests with its unitholders’ interests.

Santa Maria Energy views each component of its executive compensation program as related but distinct, and has historically reassessed the total compensation of its named executive officers to ensure that Santa Maria Energy’s overall compensation objectives are met. Santa Maria Energy has considered, but not relied upon exclusively, the following factors in determining the appropriate level for each compensation component: its recruiting and retention goals; its view of internal equity and consistency; the length of service of its executive officers; its overall operational and financial performance; and other relevant considerations.

Elements of Executive Compensation Program

The following discussion describes the primary components of Santa Maria Energy’s executive compensation program for each of its named executive officers, the rationale for each component and how compensation amounts are determined.

Base Salary. Santa Maria Energy provides its named executive officers with a base salary to compensate them for services rendered to Santa Maria Energy during the fiscal year. Generally, initial base salaries are established based on consideration of, among other factors, the scope of the named executive officer’s responsibilities and the named executive officer’s experience and expertise. Thereafter, the base salaries of Santa Maria Energy’s named executive officers have been reviewed periodically by the compensation committee, board of managers and/or President and merit salary increases have been made as appropriate based on an executive officer’s responsibilities, individual contribution, prior experience and sustained performance, or other factors determined to be relevant by the compensation committee, board of managers or President.

The base salaries for Santa Maria Energy’s named executive officers during 2012 and 2013 are set forth in the following table:(1)

Name	Original 2012 Base Salary	2012 and 2013 Base Salary, As Reduced (1)
David Pratt	$300,000	$200,003
Kevin McMillan	$300,000	$240,003
Beth Marino	$225,000	$202,502
Kevin Yung	$192,000	$182,402
Ramon Elias	$300,000	$150,000

(1)	During 2012, the named executive officers agreed to voluntary salary reductions beginning in August 2012 or October 2012, as applicable. Santa Maria Energy’s President, David Pratt, had his annual pay reduced to $240,000 in August 2012 and then subsequently further reduced to $200,000 in October 2012. All the other named executive officers had their annual salaries reduced in October 2012 to the 2012 and 2013 Base Salaries, As Reduced, noted above. Mr. Elias’ base salary was voluntarily reduced in 2012 in connection with a voluntary reduction in his duties and level of services provided to Santa Maria Energy. The salary reductions were undertaken to conserve capital and reduce general and administrative expense during the prolonged approval process for the Orcutt Diatomite project.

In connection with the merger, the compensation committee of Santa Maria Energy’s board of managers has approved discretionary payments to each of its named executive officers, other than Mr. Elias, in order to compensate the executive officers for these voluntary salary reductions. The amount of such payments are intended to be equal to the amount of the executive’s forgone base salary as of the closing of the merger, and the payments are conditioned on the closing of the merger and the executive’s continued employment until the closing.

Annual Cash Incentive Compensation. Santa Maria Energy structures its compensation programs to motivate its named executive officers and other employees to achieve short-term financial and operational objectives and to reward its named executive officers and other employees for their contributions toward achieving such goals. Santa Maria Energy maintains an annual incentive program to reward its employees, including its named executive officers, based on Santa Maria Energy’s financial and operational performance, as compared to target goals during the year.

Target awards for each named executive officer are set by the compensation committee and board of managers at levels that it determines are necessary to maintain competitive compensation practices and properly motivate such named executive officers by rewarding them for Santa Maria Energy’s short-term performance and their contributions to that performance. The 2013 annual incentive awards were targeted for each of Messrs. Pratt, Elias, McMillan, Yung and Ms. Marino at 50% of their respective base salaries.

The 2013 performance targets consisted of ten different performance categories with an assigned weighting. The program included a minimum threshold of 90% overall performance (determined on a weighted basis), below which no annual bonuses would be payable, and a maximum payout of 200% of target bonus for each named executive officer if overall performance (determined on a weighted basis) equaled or exceeded 200% of target. The compensation committee recommended the performance targets to the board of managers who accepted this recommendation in 2013. The ten categories of Santa Maria Energy performance (and their respective weightings) included:

•	Financing Agreement (10%)—an agreement reached between Santa Maria Energy and a new equity provider to fund the ongoing capital requirements.

•	Santa Maria Energy valuation for financing (15%)—the target of $250 million for the enterprise valuation was set in regards to an agreed upon financing agreement.

•	Diatomite production rate (10%)—the target was set based upon the 2013 NSAI projections.

•	Monterey production rate (10%)—the target for Monterey production was set based upon the 2013 NSAI projections.

•	G&A cost containment (10%)—the target for general and administrative costs was set based upon the 2013 budget projections.

•	LOE cost containment, Diatomite (5%)—the target for lease operating expenses for Diatomite operations was set based upon the 2013 budget projections.

•	LOE cost containment, Monterey (5%)—the target for lease operating expenses for Monterey operations was set based upon the 2013 budget projections.

•	Permitting: environmental impact report (“EIR”) Planning Commission Approval (15%)—approval of Santa Maria Energy’s EIR on the Orcutt Diatomite project and was targeted as either a success or no-success result.

•	Permitting: EIR final non-appealable approval (10%)—the passing of time after which no lawsuit could be filed after planning commission approval of the EIR and was targeted as either a success or non-success result.

•	Average oil price realized on barrels not hedged (10%)—the target for realized oil price per barrel before the impact of hedging was $95.00/Bbl.

The established targets for Santa Maria Energy’s performance for the 2013 incentive compensation plan are set forth in the table below. Other than with respect to the “Santa Maria Energy Valuation for Financing” target, which is subject to the completion of the merger, the actual results of the other measures have been calculated and are shown below. Any compensation payable under the 2013 annual incentive compensation program is expected to be determined no later than the closing of the merger.

Category	Target	Actual Results	Target Weighting	Actual Weighting
Financing Agreement	Yes	Yes	10.0%	10.0%
Santa Maria Energy Valuation for Financing (1)	$250,000,000		15.0%
Diatomite Production Rates (2)	208	168	10.0%	8.1%
Monterey Production Rates (2)	187	187	10.0%	10.0%
LOE Cost Containment, Diatomite	$3,825,430	$3,585,815	5.0%	5.3%
LOE Cost Containment, Monterey	$2,222,876	$2,756,468	5.0%	4.0%
G&A Cost Containment	$4,796,943	$5,164,257	10.0%	9.2%
Permitting: EIR Planning Commission Approval	Yes	Yes	15.0%	15.0%
Permitting: EIR Final Non-appealable Approval	Yes	Yes	10.0%	10.0%
Average oil price realized on barrels not hedged	$95.00	$101.54	10.0%	13.3%

			100.0%

(1)	Subject to completion of the merger and not determined as of the date of this joint proxy statement/prospectus.
(2)	Gross Amounts.

Long-Term Equity-Based Incentives. Santa Maria Energy believes that its executives, including its named executive officers, should have an ongoing stake in Santa Maria Energy’s success in order to closely align their interests with those of its unitholders. In addition, Santa Maria Energy believes that equity-based awards provide meaningful retention and performance incentives that appropriately encourage the named executive officers to work toward increasing value for Santa Maria Energy’s unitholders. Accordingly, Santa Maria Energy has awarded long-term equity incentives to its named executive officers in the form of phantom equity units (“Santa Maria Energy Phantom Equity Units”) under the Amended and Restated Santa Maria Pacific Holdings, LLC 2008 Phantom Equity Plan, as amended from time to time (the “Santa Maria Energy Phantom Equity Plan”) and profits interests under its 2013 Profits Interest Plan (the “Profits Interest Plan”).

Each Santa Maria Energy Phantom Equity Unit corresponds to 0.01% of the fair market value of Santa Maria Energy as determined by its board of managers and provides recipients with the opportunity to receive cash payments equal to the “fair market value” of a “membership unit” in Santa Maria Energy on the applicable settlement date. The fair market value of a membership unit is determined as set forth in the Santa Maria Energy Phantom Equity Plan and includes an adjustment for the repayment of $50,000,000 of capital invested in Santa Maria Energy. Santa Maria Energy Phantom Equity Units are subject to time-based vesting requirements in order to provide a strong retention incentive for the named executive officers throughout the vesting period and are also subject to a performance-vesting condition that is satisfied upon the occurrence of a liquidity event. Such awards generally time-vest at a rate of twenty percent (20%) per year on each anniversary of the grant date, and vest in full upon the occurrence of a liquidity event. Vested Santa Maria Energy Phantom Equity Units are settled in cash upon the consummation of a liquidity event or any earlier payment date specified in the applicable award agreement evidencing such Santa Maria Energy Phantom Equity Units. Additional information regarding Santa Maria Energy Phantom Equity Units held by the named executive officers as of December 31, 2013 is set forth below in the table entitled “Outstanding Equity Awards at 2013 Fiscal Year End.” Santa Maria Energy did not grant any Santa Maria Energy Phantom Equity Units in 2013.

In August 2013, Santa Maria Energy adopted the Profits Interests Plan, and in October 2013, the compensation committee awarded 1,000,000 profits interest units to Mr. McMillan. Mr. McMillan’s profits interest units time-vest at a rate of twenty percent (20%) per year on each anniversary of the grant date, and vest in full upon the occurrence of a company sale. In connection with the merger, all profits interest units held by Mr. McMillan will be terminated without payment therefor. None of the other named executive officers has been granted profits interest units under the Profits Interest Plan.

Santa Maria Energy does not intend to make any further grants of Phantom Equity Units or profits interest units and intends to terminate the Santa Maria Energy Phantom Equity Plan and Profits Interest Plan effective immediately prior to the merger.

Transaction Bonus. On November 27, 2013, Santa Maria Energy and Mr. McMillan entered into a bonus agreement pursuant to which Santa Maria Energy will pay a cash bonus to Mr. McMillan upon the closing of the merger equal to the amount he would have been entitled to receive under the Santa Maria Energy Phantom Equity Plan had he held an award of twenty (20) fully vested Santa Maria Energy Phantom Equity Units immediately prior to the closing of the merger. The transaction bonus will be paid to Mr. McMillan within ten days following the closing, subject to his continued employment with Santa Maria Energy until at least immediately prior to the closing of the merger.

Severance Benefits. During fiscal year 2013, none of Santa Maria Energy’s named executive officers was a party to an employment or severance arrangement with Santa Maria Energy.

Employee Benefits and Perquisites. Santa Maria Energy provides certain employee benefits, including 401(k) and health and welfare benefits, to its employees through plans maintained by Your People Professionals, Inc., a California corporation and a professional employer organization. Santa Maria Energy maintains a 401(k) retirement savings plan for the benefit of its eligible employees, including its named executive officers. Santa Maria Energy’s named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Santa Maria Energy matches employee contributions dollar for dollar up to 4% of compensation. The 401(k) plan provides a vehicle for tax-deferred retirement savings with additional compensation in the form of an employer match that adds to the overall desirability of Santa Maria Energy’s executive compensation package.

All of Santa Maria Energy’s full-time employees, including its named executive officers, are eligible to participate in its health and welfare plans, which include medical, dental and vision benefits. Santa Maria Energy seeks to design its employee benefits programs to be affordable and competitive in relation to the market, and modifies its employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

Santa Maria Energy’s highly compensated employees (those with an annual salary greater than $150,000) are entitled to a calculated number of employee time off (“ETO”) days. ETO days can be used by eligible employees to take time off or can be cashed-out as incremental pay. At the end of the plan year, any remaining ETO days which are not used will be cashed-out by Santa Maria Energy in the second pay period of January of the following plan year.

Tax and Accounting Considerations

Code Section 409A. Section 409A of the Code (“Section 409A”) requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, Santa Maria Energy designs and administers its compensation and benefits plans and arrangements for all of its employees and other service providers, including Santa Maria Energy’s named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting for Stock-Based Compensation. Santa Maria Energy follows FASB Accounting Standards Codification Topic 718 (“ASC Topic 718”) for its equity-based compensation awards. ASC Topic 718 requires companies to calculate the grant date “fair value” of their equity-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their equity-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of equity-based awards under Santa Maria Energy’s equity incentive award plans are accounted for under ASC Topic 718. The Santa Maria Energy board of managers regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to its equity incentive award plans and programs, and may revise certain programs to appropriately align accounting expenses of Santa Maria Energy’s equity awards with its overall executive compensation philosophy and objectives as accounting standards change.

Summary Compensation Table

The following table provides summary information concerning the compensation of Santa Maria Energy’s named executive officers with respect to the fiscal years ended December 31, 2012 and 2013.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
David Pratt	2013	$200,003	$—	—	—	$97,421	$297,424
President	2012	265,001	—	—	—	64,725	329,726
Kevin McMillan	2013	240,003	—	—	—	48,247	288,250
VP—Finance and Administration	2012	285,001	—	—	—	62,020	347,021
Beth Marino	2013	202,502	—	—	—	54,121	256,623
VP—Legal and Corporate Affairs and Secretary	2012	219,376	—	—	—	45,137	264,513
Kevin Yung	2013	182,402	—	—	—	35,662	218,064
VP—Operations	2012	180,601	40,000	—	—	41,082	261,683
Ramon Elias	2013	150,000	—	—	—	3,057	153,057
VP—Reservoir Engineering	2012	262,500	—	—	—	17,304	279,804

(1)	Amounts reflect actual salary amounts earned by the named executive officer in 2012 and 2013 as indicated. As discussed above under “Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger—Elements of Executive Compensation Program—Base Salary,” the annual base salary amounts were voluntarily reduced in August and October 2012 for Mr. Pratt and in October 2012 for the other named executive officers.
(2)	In October 2013, Mr. McMillan received an award of 1,000,000 profits interest units. The grant date fair value of such award, as computed in accordance with FASB ASC Topic 718, was $0. In connection with the merger, Mr. McMillan’s profits interest units will be terminated without payment therefor. For more information, see “Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger—Elements of Executive Compensation Program—Long-Term Equity-Based Incentives” above.
(3)	Each of the named executive officers participated in Santa Maria Energy’s 2013 annual incentive compensation program. The annual bonuses payable under the 2013 annual incentive compensation program are not yet calculable and, accordingly, have not yet been determined. Any compensation payable under the 2013 annual incentive compensation program is expected to be determined no later than the closing of the merger. For additional information, see “Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger—Elements of Executive Compensation Program—Annual Cash Incentive Compensation” above.
(4)	All other compensation paid to the named executive officers in 2013 included: for David Pratt, payments in the amount of $85,464 in respect of unused time-off under the ETO program, $8,900 in company matching contributions under the 401(k) plan and $3,057 in company paid life insurance and long-term disability payments; for Ramon Elias, $3,057 in company paid life insurance and long-term disability payments; for Kevin McMillan, payments in the amount of $45,190 in respect of unused time-off under the ETO program and $3,057 in company paid life insurance and long-term disability payments; for Beth Marino, payments in the amount of $46,388 in respect of unused time-off under the ETO program, $5,440 in company matching contributions under the 401(k) plan and $2,293 in company paid life insurance and long-term disability payments; and for Kevin Yung, payments in the amount of $33,836 in respect of unused time-off under the ETO program and $1,826 in company paid life insurance and long-term disability payments.

2013 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards made to Santa Maria Energy’s named executive officers for the fiscal year ended December 31, 2013.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Units (#)		Grant Date Fair Value of Stock Awards ($)
		Threshold ($) (2)	Target ($) (3)		Maximum ($) (3)
David Pratt	(1)	$1,500	$150,000		$300,000
Kevin McMillan	(1)	$1,500	$150,000		$300,000
	October 15, 2013					1,000,000	(4)	$0	(5)
	November 27, 2013		$209,759	(6)
Beth Marino	(1)	$1,125	$112,500		$225,000
Kevin Yung	(1)	$960	$96,000		$192,000
Ramon Elias	(1)	$1,500	$150,000		$300,000

(1)	Represents cash incentive bonus opportunities available for 2013 based on 2013 base salaries and 2013 performance. The annual bonuses payable under the 2013 annual incentive compensation program are not yet calculable and, accordingly, have not yet been determined. Any compensation payable under the 2013 annual incentive compensation program is expected to be determined no later than the closing of the merger. For additional information, see “Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger—Elements of Executive Compensation Program—Annual Cash Incentive Compensation” above.
(2)	Amounts shown in the “Threshold” column represent the minimum bonus amount that would be payable in the event that the overall weighted performance percentage was achieved at 90.1% (the first increment above the 90% threshold performance level established by the compensation committee and board of managers).
(3)	Amounts shown in the “Target” and “Maximum” columns represent the executive’s target and maximum annual bonus, respectively, as determined by the compensation committee and board of managers.
(4)	Represents an award of 1,000,000 profits interest units granted to Mr. McMillan on October 15, 2013. In connection with the merger, Mr. McMillan’s profits interest units will be terminated without payment therefor.
(5)	The grant date fair value of Mr. McMillan’s profits interest unit award, as computed in accordance with FASB ASC Topic 718, was $0.
(6)	Represents a cash bonus payable to Mr. McMillan upon the closing of the merger equal to the amount that Mr. McMillan would have been entitled to receive under the Santa Maria Energy Phantom Equity Plan if he held an award of twenty (20) fully vested Santa Maria Energy Phantom Equity Units immediately prior to the closing of the merger, subject to his continued employment until immediately prior to the closing of the merger. For purposes of this calculation, the dollar value of the estimated future payout of this bonus is based on a value of $3.11 per Santa Maria Energy common unit.

Outstanding Equity Awards at 2013 Fiscal Year End

The following table provides information regarding the Santa Maria Energy Phantom Equity Units and profits interest units held by the named executive officers as of December 31, 2013.

	Unit Awards
Name	Grant Date	Number of Units		Market Value of Units That Have Not Vested ($)
David Pratt (1)(6)	January 1, 2009	150.0	(2)	$1,573,196	(3)
Kevin McMillan (4)	October 15, 2013	1,000,000.0		$—	(5)
Beth Marino (6)(7)	March 1, 2011	20.0	(2)	$209,759	(3)
Kevin Yung (1)(6)	August 24, 2008	60.0	(2)	$629,278	(3)
Ramon Elias	—	—		—

(1)	Represents fully vested amounts.
(2)	One Santa Maria Energy Phantom Equity Unit corresponds to 0.01% of the fair market value of Santa Maria Energy as determined by its board of managers.
(3)

For purposes of this calculation, fair market value of the Phantom Equity Units is based on a value of $3.11 per Santa Maria Energy common unit. Current fair market value of the Phantom Equity Units is presented in this table because the value of Santa Maria Energy common units as of December 31, 2013 was not otherwise readily determinable. Santa Maria Energy believes that the fair market value of a common unit used for purposes of the calculations in this table is greater than or equal to the value of a common unit as of December 31, 2013.
(4)	As described above under “Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger—Elements of Executive Compensation Program—Long-Term Equity-Based Incentives,” 20% of the profits interest units will vest on each anniversary of the date of grant, and 100% of any then-unvested profits interest units will vest upon a change in control of Santa Maria Energy, in each case, subject to continued service through the applicable vesting date. In connection with the merger, Mr. McMillan’s profits interest units will be terminated without payment therefor.
(5)	The market value, as of December 31, 2013, of the profits interest units held by Mr. McMillan was $0.
(6)	As described above under “Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger—Elements of Executive Compensation Program—Long-Term Equity-Based Incentives,” Phantom Equity Units will vest upon the satisfaction of both a service condition and a performance condition. The performance condition will be satisfied on the date on which a liquidity event (which generally includes a change in control transaction or a qualifying initial public offering) occurs.
(7)	40% of the Santa Maria Energy Phantom Equity Units were time vested as of December 13, 2013, and 20% of the Santa Maria Energy Phantom Equity Units will vest on each anniversary of the date of grant, subject to continued service through the applicable vesting date.

Potential Payments Upon Termination or Change of Control of Santa Maria Energy

During fiscal year 2013, none of Santa Maria Energy’s named executive officers were parties to severance agreements or employment agreements providing for severance benefits.

Upon a liquidity event (as defined in the Santa Maria Energy Phantom Equity Plan), which generally includes a change in control of Santa Maria Energy, each Santa Maria Energy Phantom Equity Unit held by the named executive officers will vest in full and each executive will become entitled to receive an amount in cash equal to the fair market value of a “Membership Unit” in Santa Maria Energy. For purposes of the Santa Maria Energy Phantom Unit Plan, one Membership Unit corresponds to 0.01% of the fair market value of Santa Maria Energy as determined by its board of managers. Upon the closing of the Hyde Park merger, Mr. McMillan will be entitled to receive a cash bonus equal to the amount that he would have been entitled to receive under the Santa Maria Energy Phantom Equity Plan had he held an award of twenty (20) fully vested Santa Maria Energy Phantom Equity Units immediately prior to such change in control.

In addition, Mr. McMillan’s profits interest unit award provides for accelerated vesting of the units upon a change in control of Santa Maria Energy. Mr. McMillan and Santa Maria Energy have, however, entered into a profits interest unit cancellation agreement, pursuant to which all profits interest units held by Mr. McMillan will be terminated in connection with the closing of the merger without payment therefor.

The following table summarizes the payments that the named executive officers would have become entitled to receive if a change in control of Santa Maria Energy occurred on December 31, 2013:

Name	Santa Maria Energy Phantom Equity Unit Payment (1)
David Pratt	$1,573,196
Ramon Elias	$—
Kevin McMillan (2)	$209,759
Beth Marino	$209,759
Kevin Yung	$629,278

(1)	For purposes of this calculation, fair market value of Santa Maria Energy is based on a value of $3.11 per Santa Maria Energy common unit. Current fair market value is presented in this table because the value of Santa Maria Energy common units as of December 31, 2013 was not otherwise readily determinable. Santa Maria Energy believes that the fair market value of a common unit used for purposes of the calculations presented in this table is greater than or equal to the value of a common unit as of December 31, 2013.
(2)	The value, as of December 31, 2013, of the profits interest units held by Mr. McMillan was $0. Consequently, for purposes of the payments to Mr. McMillan presented in this table, Santa Maria Energy has assumed that the relevant change in control was the closing of the merger and that Mr. McMillan would have become entitled to receive the cash bonus discussed above.

Compensation of Santa Maria Energy Managers

Members of Santa Maria Energy’s board of managers did not receive any compensation in 2013 for their service as managers. Santa Maria Energy reimburses members of its board of managers for all out-of-pocket expenses associated with attending board or committee meetings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SANTA MARIA ENERGY

The following discussion and analysis of Santa Maria Energy’s financial condition and results of operations should be read in conjunction with Santa Maria Energy’s historical financial statements and related notes as well as Santa Maria Energy’s pro forma condensed combined financial statements included elsewhere in this joint proxy statement/prospectus. Santa Maria Energy’s historical financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon Santa Maria Energy’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond Santa Maria Energy’s control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Santa Maria Energy is an independent energy company focused on the exploration and development of oil and natural gas in the Monterey formation and the Diatomite reservoir within the Sisquoc formation in northern Santa Barbara County, California. Santa Maria Energy has chosen to focus its exploration and development efforts on the Monterey and the Diatomite due to the largely unrealized hydrocarbon potential offered within these areas. Santa Maria Energy believes it has been successful in assembling an attractive acreage position and asset portfolio and is well situated, through its unique technical expertise and proven ability to operate and manage a drilling program, to unlock the potential of its reserves, which it believes will create significant shareholder value. As of December 31, 2013, Santa Maria Energy’s estimated proved, probable and possible reserves were 15.7 MMBoe, 12.3 MMBoe and 20.0 MMBoe, respectively. Of its 15.7 MMBoe of proved reserves, 13.2% were proved developed and 99.9% were oil.

Santa Maria Energy was formed in December 2008, though it began acquiring leases and conducting exploration and development activities in 2002 through predecessor companies. Santa Maria Energy’s management has a proven track record of working as a team to acquire, develop and exploit oil and natural gas reserves in California using both heavy oil thermal enhanced oil recovery methods (“EOR”) as well as conventional operations. Members of the management team have an average of more than 28 years of oil and natural gas industry experience working for numerous public and private companies on domestic and international projects in the upstream oil and natural gas industry. The majority of Santa Maria Energy’s management team has worked together for over eight years.

As of December 31, 2013, Santa Maria Energy had interests in and operated 21 gross (21 net) active producing wells in its Diatomite projects. Santa Maria Energy currently holds 12,796 gross (12,523 net) acres in its Diatomite projects. As of December 31, 2013, Santa Maria Energy had interests in and operated 43 gross (43 net) active producing wells in its Monterey projects.

In November 2013, Santa Maria Energy received approval from the Santa Barbara Board of Supervisors for its 136-well Orcutt Diatomite project. With the receipt of discretionary approval by the Board of Supervisors, Santa Maria Energy may now proceed to obtain necessary construction permits and ancillary permits from the appropriate regulatory agencies, including the County of Santa Barbara, Division of Oil, Gas & Geothermal Resources, Air Pollution Control District, Department of Fish & Wildlife and the U.S. Fish & Wildlife Service, among others.

Factors that Significantly Affect Santa Maria Energy’s Financial Condition and Results of Operations

Santa Maria Energy recognizes revenues when its production is sold and title is transferred. Santa Maria Energy’s revenues are highly dependent upon the prices of, and demand for, oil and natural gas. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The prices Santa Maria Energy receives for its oil and natural gas and its levels of production are subject to wide fluctuations and depend on numerous factors beyond Santa Maria Energy’s control, including supply and demand, economic conditions, foreign imports, the actions of OPEC, political conditions in other oil-producing countries, and governmental regulation, legislation and policies. Oil and natural gas prices are inherently volatile and are influenced by a variety factors which are outside of Santa Maria Energy’s control. Substantially all of Santa Maria Energy’s production is derived from oil wells, that also produce limited quantities of natural gas. To achieve more predictable cash flows and to reduce its exposure to downward price fluctuations, Santa Maria Energy uses derivative instruments to hedge future sales prices on a significant portion of future oil production from its proved producing reserves. Santa Maria Energy currently uses fixed price oil swaps in which Santa Maria Energy receives a fixed price for future production in exchange for a payment of the variable market price received at the time future production is sold. At the end of each period, Santa Maria Energy estimates the fair value of these swaps and, because it is not eligible to elect hedge accounting, Santa Maria Energy recognizes the changes in the fair value of the unsettled commodity derivative instruments at the end of each accounting period. Santa Maria Energy expects continued volatility in the fair value of these swaps. Santa Maria Energy reviews the carrying value of its oil and natural gas properties each year.

Given the volatility of oil and natural gas prices, it is likely that Santa Maria Energy’s estimate of discounted future net revenues from proved oil and natural gas reserves will change in the near term. If oil and natural gas prices decline in the future, impairments of Santa Maria Energy’s oil and natural gas properties could occur. Impairment charges required by these rules do not directly impact cash flows from operating activities.

Like all businesses engaged in the exploration and production of oil and natural gas, Santa Maria Energy faces the challenge of natural production declines. As initial reservoir pressures are depleted, oil and natural gas production from a given well naturally decreases. Thus, an oil and natural gas exploration and production company depletes part of its asset base with each unit of oil or natural gas it produces. Santa Maria Energy intends to overcome this natural decline by drilling to find additional reserves and acquiring more reserves than its produces. Santa Maria Energy’s future growth will depend on its ability to enhance production levels from its existing reserves and to continue to add reserves in excess of production in a cost effective manner. Santa Maria Energy’s ability to make capital expenditures to increase production from its existing reserves and to add reserves through drilling is dependent on its capital resources and can be limited by many factors, including its ability to access capital in a cost-effective manner and to timely obtain drilling permits and regulatory approvals.

Any future acquisitions could have a substantial impact on Santa Maria Energy’s financial condition and results of operations. In addition, funding future acquisitions may require Santa Maria Energy to incur additional indebtedness or issue additional equity.

The volumes of oil and natural gas that Santa Maria Energy produces are driven by several factors, including:

•	success in drilling wells, including exploratory wells, and the recompletion of existing wells;

•	the amount of capital Santa Maria Energy invests in the leasing and development of its oil and natural gas properties;

•	facility or equipment availability and unexpected downtime;

•	delays imposed by or resulting from compliance with regulatory requirements; and

•	the rate at which production volumes on its wells naturally decline.

Principal Components of Santa Maria Energy’s Cost Structure

The principal components of Santa Maria Energy’s cost structure include the following:

•	Lease operating expenses (LOE). These are the day-to-day operating costs incurred to maintain production of Santa Maria Energy’s oil and natural gas operations. Such costs include steaming, produced water recycling, pumping, maintenance, mitigation expenses, repairs and workover expenses. Cost levels for these expenses can vary based on supply and demand for oilfield services and natural gas prices.

•	Production taxes. Production taxes consist of production and ad valorem taxes and are paid at fixed per unit rates established by federal, state or local taxing authorities.

•	Depreciation, depletion and amortization (DD&A). Depreciation, depletion and amortization (“DD&A”) includes the systematic expensing of the capitalized costs incurred to acquire, explore and develop oil and natural gas. As a “full cost” company, Santa Maria Energy capitalizes all costs associated with its acquisition, exploration and development efforts. Depletion of capitalized costs of producing oil and natural gas properties is calculated using the units of production method based upon estimated proved reserves. For the purposes of computing depletion, estimated proved reserves are re-determined as of the end of each year and on an interim basis when deemed necessary.

•	General and administrative expense (G&A). These costs include overhead, including payroll and benefits for Santa Maria Energy’s corporate staff, costs of maintaining its headquarters, costs of managing Santa Maria Energy’s production and development operations, franchise taxes, audit and other professional fees and legal compliance expenses. After the consummation of the merger, these costs will also include expenses related to Santa Maria Energy Corporation being a public company, including, but not limited to, costs associated with annual and quarterly reports, investor relations activities, director and officer liability insurance costs and director compensation.

•	Interest expense. Santa Maria Energy finances a portion of its working capital requirements with borrowings under its senior credit facility. As a result, Santa Maria Energy incurs substantial interest expense that is affected by both fluctuations in interest rates and Santa Maria Energy’s financing decisions. Santa Maria Energy expects to continue to incur significant interest expense as it continues to grow.

•	Income tax expense. Through December 31, 2013, Santa Maria Energy has been a limited liability and treated as a pass-through entity, it has not paid any income tax or recorded any tax benefit or liability. Santa Maria Energy does pay some state franchise taxes. After consummation of the merger, Santa Maria Energy Corporation will be subject to federal income taxes at a statutory rate of 35% of pretax earnings.

Santa Maria Energy’s oil and natural gas production expenses include salaries and benefits of personnel involved in production activities (including equity-based compensation), steam and natural gas costs, electricity costs, maintenance costs, production taxes, ad valorem taxes and other costs necessary to operate its producing properties.

Factors that Significantly Affect Comparability of Santa Maria Energy’s and Santa Maria Energy Corporation’s Financial Condition and Results of Operations

Santa Maria Energy’s historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, including for Santa Maria Energy Corporation, for the following reasons:

Merger with Hyde Park. The historical consolidated financial statements included in this joint proxy statement/prospectus are based on the financial statements of Santa Maria Energy Holdings, LLC, Santa Maria Energy Corporation’s accounting predecessor, prior to the merger as described under “The Merger.” As a result, the historical financial data may not give you an accurate indication of what Santa Maria Energy Corporation’s actual results would have been if the merger had been completed at the beginning of the periods presented or what Santa Maria Energy Corporation’s future results of operations are likely to be.

Public Company Expenses. Upon consummation of the merger, Santa Maria Energy Corporation expects to incur direct, incremental G&A expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. Santa Maria Energy Corporation estimates these direct, incremental G&A expenses initially to total approximately $3 million per year. These direct, incremental G&A expenses are not included in Santa Maria Energy’s historical results of operations.

Income Taxes. Santa Maria Energy Holdings, LLC, Santa Maria Energy Corporation’s accounting predecessor, is a limited liability company not subject to federal income taxes. Accordingly, no provision for federal income taxes has been provided for in Santa Maria Energy’s historical results of operations because taxable income was passed through to Santa Maria Energy’s unitholders. However, Santa Maria Energy Corporation is a corporation under the Code, subject to federal income taxes at a statutory rate of 35% of pretax earnings.

Increased Drilling Activity. Although Santa Maria Energy began operations in December 2008, it has engaged in limited drilling activity since inception. Santa Maria Energy received approval from the Santa Barbara Board of Supervisors for its 136-well Orcutt Diatomite project in November 2013. Upon consummation of the merger, Santa Maria Energy intends to commit significant capital to the development of the Orcutt Diatomite project, Santa Maria Energy expects to commit $106.0 million towards this project over the next two years and drill a total of 111 wells.

Financing Arrangements. Santa Maria Energy believes that $150.0 million of new capital from equity sales, indebtedness or additional cash flow will be required to fund planned capital projects. The capital provided by the merger would partially meet the requirements of the capital expenditure program. However, Santa Maria Energy may need to raise $110.0 million in additional capital if all of the Hyde Park shares that can exercise conversion rights exercise those rights. Santa Maria Energy Corporation has begun the process to raise up to $110.0 million in the Private Equity Financing depending on the level of the Hyde Park stockholders that exercise their conversion rights. See “Merger Agreement—Private Equity Financing.”

Payments under Santa Maria Energy Phantom Equity Plan. As a result of the merger, a “Liquidity Event” will occur under the Santa Maria Energy Phantom Equity Plan. A Liquidity Event triggers an immediate acceleration of vesting and requires a payment be made to participants in the Santa Maria Energy Phantom Equity Plan within ten days of the event. Accordingly, Santa Maria Energy will recognize stock compensation expense of approximately $5.2 million for the estimated fair value of the prospective distributions to the participants in the Santa Maria Energy Phantom Equity Plan upon consummation of the merger. This charge will have a dilutive effect on the pro forma as adjusted net tangible book value per share to the stockholders of Santa Maria Energy Corporation. In addition, as a result of the merger, a transaction bonus of $0.2 million in cash will be paid to Kevin McMillan.

Results Overview

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

The following table sets forth selected operating data for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

	Year Ended December 31,		Amount of Increase (Decrease)	Percent Change
	2012	2013
	(in thousands, except production data)
Operating revenues:
Natural gas sales	$—	$177	$177	*
Oil sales	14,639	11,665	(2,974)	-20%

Total operating revenues	14,639	11,842	(2,797)	-19%

Operating expenses:
Lease operating expense	7,018	6,343	(675)	-10%
Production tax	225	230	5	2%
Depletion, depreciation and amortization	4,818	3,377	(1,441)	-30%
Accretion of asset retirement obligations	97	80	(17)	-18%
General and administrative	6,210	6,533	323	5%

Total operating expenses	18,368	16,563	(1,805)	-10%

Operating loss	(3,729)	(4,721)	(992)	-27%

Other expense:
Interest expense	(914)	(1,523)	(609)	-67%
Interest income	5	6	1	20%
Gain (loss) on commodity price risk management activities	219	(574)	(793)	-362%
Other	(45)	(11)	34	76%

Total other expense	(735)	(2,102)	(1,367)	-186%

Loss before income taxes	$(4,464)	$(6,823)	$(2,359)	-53%

Adjusted EBITDA (1)	$552	$(1,489)	$(2,041)

Production data:
Natural gas (MMcf)	—	90	90	*
Oil (MBbl)	140	115	(25)	-18%
Combined MBoe	140	130	(10)	-7%
Daily combined production (Boed)	384	356	(28)	-7%
Average prices before effects of settled derivatives (2)
Natural gas (per Mcf)	$—	$1.97	$1.97	*
Oil (per Bbl)	$104.56	$101.43	$(3.13)	-3%
Combined (per Boe)	$104.56	$91.09	$(13.47)	-13%
Average prices after effects of settled derivatives (2)
Natural gas (per Mcf)	$—	$1.97	$1.97	*
Oil (per Bbl)	$100.57	$99.43	$(1.14)	-1%
Combined (per Boe)	$100.57	$89.32	$(11.25)	-11%
Average costs (per Boe)
Lease operating costs	$50.14	$48.79	$(1.35)	-3%
Production taxes	$1.60	$1.77	$0.17	11%
Depletion, depreciation, amortization	$34.41	$25.98	$(8.43)	-24%
Accretion of asset retirement obligations	$0.69	$0.62	$(0.07)	-10%
General and administrative	$44.36	$50.25	$5.89	13%

*	Not meaningful.
(1)	See “—Non-GAAP Financial Measure” for a definition of Adjusted EBITDA (a non-GAAP measure) and a reconciliation of Adjusted EBITDA to net income (loss).
(2)	Average prices shown in the table reflect the sales prices received before and after giving effect to Santa Maria Energy’s realized commodity hedging transactions. These calculations include the effects of realized gains or losses on settlements for commodity derivatives. Gas production was converted at 6 Mcf to 1 Bbl of oil to calculate Boe and Boed amounts. This ratio is an estimate of the energy equivalence content of the products and does not reflect their relative economic value.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Oil and natural gas sales. Oil sales decreased $3.0 million, or approximately 20%, to $11.6 million for the year ended December 31, 2013, from $14.6 million for the year ended December 31, 2012. The decrease was due to lower realized oil prices resulting in a $0.4 million reduction in revenue and lower oil production resulting in a $2.6 million reduction in sales between periods. The lower oil sales volume was primarily due to decreased oil production from Santa Maria Energy’s Diatomite property. Santa Maria Energy began natural gas sales in January 2013, which provided $0.2 million in additional revenues for the year ended December 31, 2013 compared to no revenues from natural gas sales for the year ended December 31, 2012.

The average net realized oil price before the effect of settled derivatives was $101.43 per Bbl for the year ended December 31, 2013 compared to $104.56 per Bbl in the year ended December 31, 2012. Oil sales volumes decreased 69 Bopd to 315 Bopd for the year ended December 31, 2013 compared to 384 Bopd for the year ended December 31, 2012. On a Boe basis, sales were 356 Boed for the year ended December 31, 2013 compared to 384 Boed for the year ended December 31, 2012. The average net realized natural gas price was $1.97 per Mcf for the year ended December 31, 2013.

Lease operating expenses. LOE decreased to $6.3 million for the year ended December 31, 2013 from $7.0 million for the year ended December 31, 2012, due to the variable costs associated with lower production. On a per unit basis, LOE decreased to $48.79 per Boe for the year ended December 31, 2013, compared to $50.14 per Boe for the year ended December 31, 2012. The natural gas sales increased the Boe reported for the year ended December 31, 2013 by an average of 41 Boed.

General and administrative expense. G&A increased $0.3 million to $6.5 million for the year ended December 31, 2013 compared to $6.2 million for the year ended December 31, 2012. Expenses relating to the merger recorded in 2013 were $1.4 million. G&A for 2013 not including expenses incurred in connection with the merger would have been $5.1 million, a $1.1 million decrease from the 2012 expenses. This decrease was due to staff reductions and other cost reductions implemented in 2012.

Depreciation, depletion and amortization. DD&A expense decreased by $1.4 million to $3.4 million for the year ended December 31, 2013 compared to $4.8 million in the year ended December 31, 2012. Santa Maria Energy’s lower oil production accounted for 58% of the change, and a lower depletion rate accounted for 42% of the change. The average depletion rate of $27.42 per Boe for the year ended December 31, 2013 is 16% lower than the rate of $32.59 per Boe for the year ended December 31, 2012. The lower depletion rate is due to an increase of proved reserves in both the December 31, 2012 and the December 31, 2013 reserve reports without a commensurate increase in either Santa Maria Energy’s book property value or its net future capital cost.

Interest and debt amortization expense. Interest expense increased to approximately $1.5 million for the year ended December 31, 2013 compared to approximately $0.9 million for the year ended December 31, 2012. The increase is due to higher average outstanding debt of approximately $4.1 million for year ended December 31, 2013, accounting for $0.1 million of the increase. In addition, debt amortization costs of $0.6 million related to a fee payable to the Kayne Investors for the Kayne Guaranty that supports Santa Maria Energy’s senior credit facility, offset by the write-off in 2012 of $0.1 million in debt amortization costs, accounts for the remainder of the change. See “—Financing Activities—Kayne Guaranty” and “Certain Relationships and Related Transactions—Certain Santa Maria Energy Transactions—Transactions with Kayne Investors—Kayne Guaranty” for further discussion on the Kayne Guaranty.

Loss on commodity price risk management activity contracts. The derivative instruments Santa Maria Energy has in place have not been classified as hedges for accounting purposes in accordance with Statement of Financial Accounting Standards 133. Consequently, these derivative contracts are marked-to-market each month with fair value gains and losses, both realized and unrealized, recognized currently as a gain or loss on commodity price risk management activities on the income statement. Cash flow is only impacted to the extent the actual settlements under the contracts result in making a payment to, or receiving a payment from, the counterparty.

Santa Maria Energy recognized a $0.6 million loss related to commodity price risk management activities in the year ended December 31, 2013 compared to a $0.2 million gain in the year ended December 31, 2012. The unrealized gain was due to an increase in fair market value of the contracts and the unrealized loss was due to a decrease in fair market value of the contracts.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table sets forth selected operating data for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

	Year Ended December 31,		Amount of Increase (Decrease)	Percent Change
	2011	2012
	(in thousands, except production data)
Operating revenues:
Natural gas sales	$—	$—	$—	*
Oil sales	13,449	14,639	1,190	9%

Total operating revenues	13,449	14,639	1,190	9%

Operating expenses:
Lease operating expense	6,386	7,019	633	10%
Production tax	152	224	72	47%
Depletion, depreciation and amortization	5,389	4,818	(571)	(11)%
Accretion of asset retirement obligations	84	97	13	15%
General and administrative	6,236	6,210	(26)	0%

Total operating expenses	18,247	18,368	121	1%

Operating loss	(4,798)	(3,729)	1,069	22%

Other expense:
Interest expense	(620)	(914)	(294)	(47)%
Interest income	343	5	(338)	(99)%
Gain (loss) on commodity price risk management activities	(439)	219	658	150%
Other	17	(45)	(62)	(305)%

Total other expense	(699)	(735)	(36)	(5)%

Loss before income taxes	(5,497)	(4,464)	1,033	19%

Adjusted EBITDA (1)	$(257)	$552	$809	315%

Production data:
Natural gas (MMcf)	—	—	—	*
Oil (MBbl)	132	140	8	6%
Combined MBoe	132	140	8	6%
Daily combined production (Boed)	362	384	22	6%
Average prices before effects of settled derivatives (2)
Natural gas (per Mcf)	$—	$—	$—	*
Oil (per Bbl)	$101.89	$104.56	$2.67	3%
Combined (per Boe)	$101.89	$104.56	$2.67	3%
Average prices after effects of settled derivatives (2)
Natural gas (per Mcf)	$—	$—	$—	*
Oil (per Bbl)	$94.53	$100.57	$6.04	6%
Combined (per Boe)	$94.53	$100.57	$6.04	6%
Average costs (per Boe)
Lease operating costs	$48.38	$50.14	$1.76	4%
Production taxes	$1.15	$1.60	$0.45	39%
Depletion, depreciation, amortization	$40.83	$34.41	$(6.42)	(16)%
Accretion of asset retirement obligations	$0.64	$0.69	$0.05	8%
General and administrative	$47.24	$44.36	$(2.88)	(6)%

*	Not meaningful.
(1)	See “—Non-GAAP Financial Measure” for a definition of Adjusted EBITDA (a non-GAAP measure) and a reconciliation of Adjusted EBITDA to net income (loss).
(2)	Average prices shown in the table reflect the sales prices received before and after giving effect to Santa Maria Energy’s realized commodity hedging transactions. The calculation of such after-effects includes realized gains or losses on settlements for commodity derivatives. Natural gas production was converted at 6 Mcf to 1 Bbl of oil to calculate Boe and Boed amounts. This ratio is an estimate of the energy equivalence content of the products and does not reflect their relative economic value.

Oil and natural gas sales. Oil sales increased $1.2 million, or approximately 9%, to $14.6 million for the year ended December 31, 2012 from $13.4 million in the year ended December 31, 2011. This increase was due to both higher realized oil prices resulting in a $0.4 million improvement in revenues and higher oil production resulting in a $0.8 million improvement in sales between the periods. The higher oil sales volume was entirely due to increased oil production from Santa Maria Energy’s Diatomite property with the addition of 10 new wells drilled in May 2011 and partially offset by a 17% reduction in oil production from Santa Maria Energy’s Monterey property. Certain wells in the Monterey property were abandoned during the time periods mentioned to accommodate the expansion of the Diatomite property, which accounts for the reduction in Monterey oil production.

The average net realized oil price before effects of settled derivatives was $104.56 per Bbl for the year ended December 31, 2012 compared to $101.89 per Bbl for the year ended December 31, 2011. Oil sales volumes increased 22 Bopd to 384 Bopd for the year ended December 31, 2012 compared to 362 Bopd for the year ended December 31, 2011. Comparative volumes are the same on a Boe basis as Santa Maria Energy had no natural gas sales in either of the years ending December 31, 2011 or 2012.

Lease operating expenses. LOE increased to $7.0 million for the year ended December 31, 2012 compared to $6.4 million for the year ended December 31, 2011, due to costs associated with increased production and the use of temporary facilities. On a per unit basis, LOE increased to $50.14 per Boe for the year ended December 31, 2012 from $48.38 per Boe for the year ended December 31, 2011. The increase was entirely due to rental equipment and contract labor costs associated with delays in acquiring permanent project approval of the pilot operations in Santa Maria Energy’s Orcutt Diatomite field. Rental infrastructure necessary for expanding operations was intended to be used on a temporary basis based on an expectation of shorter lead times for permit acquisition.

General and administrative expense. G&A remained unchanged at approximately $6.2 million for the years ending December 31, 2011 and 2012.

Depreciation, depletion and amortization. DD&A decreased by $0.6 million to $4.8 million for the year ending December 31, 2012 compared to $5.4 million for the year ending December 31, 2011. The change in DD&A expense is due to a lower depletion rate, partially offset by higher production in 2012. The average depletion rate of $32.59 per Boe for the year ending December 31, 2012 represents a 13% decrease from a rate of $37.60 for the year ending December 31, 2011. Production for the year ending December 31, 2012 increased 6% to 140 MBoe for the year ended December 31, 2012, compared to 132 Mboe for the year ending December 31, 2011.

Interest and debt amortization expense. Interest expense increased to approximately $0.9 million for the year ending December 31, 2012 from approximately $0.6 million in the year ended December 31, 2011. The increase is due to higher average outstanding debt of approximately $1.8 million in 2012, accounting for approximately $0.1 million of the $0.3 million increase. In addition, Santa Maria Energy entered into a revolving credit facility with a new lender and expensed all of the debt issuance costs related to its previous lender, resulting in a $0.2 million increase of debt amortization costs for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Gain on commodity price risk management activity contracts. Santa Maria Energy recognized a $0.8 million gain related to mark-to-market derivative contracts in the year ended December 31, 2012 compared to a $0.5 million gain for the year ended December 31, 2011. The unrealized gains are due to an increase in fair market value of Santa Maria Energy’s derivative contracts.

Non-GAAP Financial Measures

Adjusted EBITDA

Santa Maria Energy includes in this joint proxy statement/prospectus the non-GAAP financial measure Adjusted EBITDA. Santa Maria Energy provides a reconciliation of Adjusted EBITDA to its most directly comparable financial measures as calculated and presented in accordance with GAAP.

Santa Maria Energy defines Adjusted EBITDA as net income (loss) from operations:

Plus:

•	Unrealized commodity price risk management activity fair value loss;

•	Net cash receipts on settled derivative instruments;

•	Net interest expense;

•	Depreciation, depletion and amortization;

•	Accretion of asset retirement obligations; and

•	Other non-cash operating items;

Less:

•	Unrealized commodity price risk management activity fair value gain;

•	Net cash receipts on settled derivative instruments; and

•	Other non-cash operating items.

Adjusted EBITDA is used as a supplemental financial measure by Santa Maria Energy’s management and by external users of Santa Maria Energy’s consolidated financial statements, such as investors, lenders under its senior credit facility, commercial banks and others, to assess:

•	the financial performance of Santa Maria Energy’s assets without regard to financing methods, capital structure or historical cost basis;

•	Santa Maria Energy’s operating performance and return on capital as compared to those of other companies in the upstream energy sector, without regard to financing or capital structure; and

•	the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

The GAAP measures most directly comparable to Adjusted EBITDA are cash flows provided by operating activities and consolidated net income (loss). Adjusted EBITDA should not be considered as an alternative to cash flows provided by operating activities or net income (loss) from operations. Adjusted EBITDA may not be comparable to similar measures used by other companies. Securityholders should not consider Adjusted EBITDA in isolation or as a substitute for analysis of Santa Maria Energy’s results as reported under GAAP. Adjusted EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or more meaningful than, performance measures calculated in accordance with GAAP. Some of these limitations are:

•	certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historical costs of depreciable assets;

•	Adjusted EBITDA does not reflect Santa Maria Energy’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, Santa Maria Energy’s working capital needs;

•	although depreciation, depletion and amortization are non-cash charges, the assets being depreciated, depleted and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Santa Maria Energy’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

Santa Maria Energy’s management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these data points into their decision-making process.

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income (loss) from operations:

	Santa Maria Energy Historical			Santa Maria Energy Corporation Pro Forma

	Year Ended December 31,			Year Ended December 31,
	2011	2012	2013	2012	2013
	(in thousands)
Net loss from operations	$(5,497)	$(4,464)	$(6,823)	$(14,635)	$(5,300)
Unrealized commodity price risk management activity (gain) loss (1)	(532)	(778)	344	(778)	344
Interest expense and other	277	909	1,517	(43)	(74)
Depreciation, depletion and amortization	5,389	4,818	3,377	4,818	3,377
Accretion of asset retirement obligations	84	97	80	97	80
Other	22	(30)	16	(29)	16

Adjusted EBITDA	$(257)	$552	$(1,489)	$(10,570)	$(1,557)

(1)	Represents total unrealized commodity price risk management activity loss (gain) reported in Santa Maria Energy’s consolidated statement of operations.

Liquidity and Capital Resources

Santa Maria Energy’s development, exploitation and acquisition activities require significant operating and capital expenditures. Historically, Santa Maria Energy has used cash flow from operations, borrowings under its senior credit facility and other issuances of debt, as well as periodic equity contributions, as its primary sources of liquidity. Santa Maria Energy’s liquidity may be affected by declines in oil and natural gas prices, an inability to access the capital and credit markets and the success of its commodity price risk management activities, which may subject Santa Maria Energy to the credit risk of the counterparties to these agreements. Risks may increase due to circumstances beyond Santa Maria Energy’s control, such as a general disruption of the financial markets and adverse economic conditions that cause substantial or extended declines in oil and natural gas prices. Please read “—Capital Requirements” below for a description of Santa Maria Energy’s proposed capital budget and capital expenditures for 2014.

Working Capital

At December 31, 2013, Santa Maria Energy had a $1.1 million working capital deficit before considering unused borrowing availability of $4.6 million under its senior credit facility.

Financing Activities

Senior Credit Facility

In February 2010, Santa Maria Energy entered into a $100.0 million senior credit facility with Wells Fargo Bank, N.A. which provided it with an initial borrowing base of $13.0 million.

In November 2012, Santa Maria Energy entered into an amended and restated $50.0 million senior credit facility with Mutual of Omaha, which replaced the $100.0 million facility. This senior credit facility provides borrowing availability of $20.0 million. The original loan amount consisted of a $9.0 million borrowing base (based on Santa Maria Energy’s Monterey reserves) and an $11.0 million borrowing availability supported by the Kayne Guaranty. In exchange for posting the Kayne Guaranty, Santa Maria Energy agreed to the following terms with the Kayne Investors: (1) payment of a $1.5 million fee upon certain trigger events; and (2) if the Kayne Guaranty is called by Mutual of Omaha, (i) the Kayne Investors shall have the right to elect a majority to the Santa Maria Energy’s board of managers, and (ii) Santa Maria Energy shall execute a note payable to the Kayne Investors for the amount paid pursuant to the Kayne Guaranty, which will accrue interest at 12%. Mutual of Omaha has the right to call upon the Kayne Guaranty on the earlier of (a) maturity or acceleration of the facility, (b) violation of certain debt covenants, or (c) December 31, 2013.

Santa Maria Energy’s senior credit facility contains negative covenants that limit its ability, as well as the ability of its subsidiaries, among other things, to incur additional debt, pay dividends on stock, make distributions of cash or property, change the nature of its business or operations, redeem stock, make investments, create liens, enter into leases, sell assets, sell capital stock of subsidiaries, guarantee other indebtedness, enter into agreements that restrict dividends from subsidiaries, enter into certain types of swap agreements, enter into take-or-pay or other prepayment arrangements, merge or consolidate and enter into transactions with affiliates. Santa Maria Energy is required to maintain an interest coverage ratio of no less than 1.25 to 1.00, a current ratio of 1.00 to 1.00 (including unused availability) and a net worth of $73.0 million. Furthermore, Santa Maria Energy is obligated to reduce general and administrative expenses to specifically targeted levels that are significantly below current expense levels if certain criteria are not met.

In June 2013, the payment date of the fee associated with the Kayne Guaranty was extended to the earlier of January 1, 2015 or the closing of an equity transaction. Santa Maria Energy also entered into a first amendment to the senior credit facility in June 2013 whereby (1) the borrowing base was increased to $10.0 million (based on Santa Maria Energy’s Monterey reserves) causing an automatic reduction in the Kayne Guaranty to $10.0 million, and (2) the date for the required reduction in general and administrative expense was extended to January 1, 2014.

On December 11, 2013, Santa Maria Energy entered into a second amendment to its senior credit facility whereby the borrowing base was increased to $13.0 million (based on Santa Maria Energy’s Monterey and Diatomite reserves). In addition, the trigger date for a forced reduction of general and administrative costs was moved from January 1, 2014 to May 31, 2014. Also, the expiration of the Kayne Guaranty was extended from December 31, 2013 to May 31, 2014, and the full amount of the Kayne Guaranty was made available to Santa Maria Energy. This increased the amount available under the senior credit facility to $24 million. Finally, the maturity date of the senior lenders note was moved from November 2013 to February 2014. Santa Maria Energy expects that the borrowing base will be maintained at $13.0 million upon the consummation of the merger. See “Financing Activities—Kayne Guaranty” and “Certain Relationships and Related Transactions—Certain Santa Maria Energy Transactions—Transactions with Kayne Investors—Kayne Guaranty” for further discussion on the Kayne Guaranty.

Sector Note

In 2010, Santa Maria Energy assumed a limited recourse debt obligation of Casmalia Investors, LLC (“CILLC”) in the aggregate principal amount of $1.8 million payable to Sector Capital Corporation (“Sector,” and the obligation referred to as the “Sector Note”). The President of Sector, William Dell’Orfano, serves on the board of managers of Santa Maria Energy. The debt obligation was secured by a lien on the working interests contributed by CILLC, which included a 21.7% working interest in NW Casmalia and 2.7% working in each of Orcutt Diatomite and Orcutt Monterey fields. The terms of the transaction with CILLC provided that CILLC (through its members) was primarily liable for the Sector Note. During 2011 and 2012, the CILLC members funded to Santa Maria Energy approximately $1.9 million in two separate tranches, which Santa Maria Energy remitted to Sector as a reduction of the outstanding principal and interest. The remaining principal balance of $0.25 million was due December 31, 2012.

Santa Maria Energy opted to not repay the outstanding balance of this note on behalf of the CILLC members at December 21, 2012. Subsequently, Sector declared the unpaid loan in default in January 2013.

In November 2013, the Kayne Investors paid the remaining balance on behalf of the non-paying CILLC members. In exchange for making such payment, the Kayne Investors received 196,263 common units (0.38% of the outstanding Santa Maria Energy common units) that were forfeited by the non-paying members of CILLC in accordance with an agreed upon formula.

Preferred Units

Under the Santa Maria Energy Holdings, LLC’s limited liability company agreement, Santa Maria Energy had the right to issue to the Kayne Investors up to an aggregate of fifty thousand (50,000) preferred units representing redeemable membership interests in Santa Maria Energy at a purchase price of $1,000 per preferred unit. In connection with each purchase of the preferred units, Santa Maria Energy was required to grant the Kayne Investors an aggregate share of the common units in amount determined in accordance with a pre-agreed formula.

In February 2012, Santa Maria Energy made its last draw of $5.0 million from the Kayne Investors. As of December 31, 2013, the Kayne Investors owned 50,000 preferred units and approximately 30% of the common units of Santa Maria Energy.

In December 2013, in conjunction with the changes to Santa Maria Energy’s senior credit facility, the Kayne Investors agreed to amend the Redeemable Preferred Unit Agreement to change the maturity date of the preferred units from December 2014 to March 2015. This change was reflected in an amendment to Santa Maria Energy’s limited liability company agreement.

Capital Requirements

Santa Maria Energy has made and will continue to make capital expenditures for the acquisition, development, exploration and production of oil and natural gas. Santa Maria Energy’s initial estimate for its capital budget in 2014 is $120.7 million. Santa Maria Energy operates and owns the majority interest in all of its fields. By virtue of this control, Santa Maria Energy exerts substantial control over the timing of all capital projects. There are currently limited commitments for 2014 capital projects totaling approximately $0.3 million. In addition, to the extent Santa Maria Energy moves forward on the Santa Maria Valley drilling, it will be responsible for 100% of the regulatory cost of approximately $0.2 million as outlined in the property acquisition and participation agreement with Western Energy Production LLC. To the extent that Santa Maria Energy does not raise enough funds to finance its 2014 capital budget, it will revise its capital budget to reflect the funds raised. Santa Maria Energy expects to be able to raise the capital required by the budget for these capital expenditures through the release of the Hyde Park trust funds in connection with the consummation of the merger, the Private Equity Financing or other issuances of equity, debt borrowings and cash provided by operations.

The proposed capital budget for 2014 is broken down by category below:

$ in millions
Orcutt Diatomite	$75.3
Orcutt Monterey	10.9
Santa Maria Valley	13.3
NW Casmalia	12.7
Land acquisition	0.8
Corporate	3.1
Capitalized G&A	4.6

Total	$120.7

In the event Santa Maria Energy is only able to raise the $40 million minimum required to complete the merger, it would significantly modify its capital expenditure program. In that circumstance, Santa Maria Energy expects that the focus of the 2014 capital expenditure program would be on the Orcutt Monterey and Santa Maria Valley projects, with a total of two Orcutt Monterey wells and five Santa Maria Valley wells budgeted to be drilled. The other contemplated projects, including the LCSD pipeline, would be deferred until a combination of cash flow, incremental borrowing capacity or proceeds from new equity issuances were available. Should the LCSD pipeline be deferred, there will be no impact on the current operations of the Orcutt Diatomite field. Santa Maria Energy would apply for a variance from the County of Santa Barbara to allow current Orcutt Diatomite operations to continue with LCSD water and crude oil transported to and from the site via truck until the funds were available to construct the pipelines and additional wells in accordance with the recently approved development plan.

To the extent that Hyde Park stockholders exercise their conversion rights in connection with the merger, the funds available from the release of the Hyde Park trust account would be decreased. The merger will not be consummated if Hyde Park has less than $40 million of cash in its trust account after exercise of conversion rights by Hyde Park stockholders. Thus, the minimum amount that will be available from the Hyde Park trust account upon consummation of the merger will be $40 million. Santa Maria Energy does not intend to use cash on hand, borrowings or proceeds from the Private Equity Financing or other sales of equity or debt or cash provided by operations to fund any conversions by Hyde Park stockholders in connection with the merger.

Pursuant to the Merger Agreement, the proceeds from the Private Equity Financing, when combined with the cash held in Hyde Park’s trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders, will not exceed $150 million. As a result, assuming no conversions are requested by Hyde Park stockholders in connection with the merger, Santa Maria Energy expects that approximately $79 million will be released from the Hyde Park trust account. Assuming that the minimum amount of $40 million will be available from the Hyde Park trust account upon consummation of the merger, the maximum amount that Santa Maria Energy could raise in the Private Equity Financing would be $110 million. However, Santa Maria Energy may not receive sufficient proceeds from the Private Equity Financing to fund the capital budget or may not be able to complete the Private Equity Financing or another private placement on favorable terms or at all.

To the extent that Santa Maria Energy is not able to raise adequate capital through the release of funds from the Hyde Park trust account, proceeds from the Private Equity Financing or other sales of equity or debt or cash from operations to fund its capital budget, it will be required to delay certain capital expenditures, including related to its drilling and development activities, which would adversely affect Santa Maria Energy’s results of operations and financial condition in the near term.

Cash Flows

Santa Maria Energy’s cash flows depend on many factors, including the price of oil and natural gas, the success of its acquisitions and drilling activities and the operational performance of its producing properties.

Santa Maria Energy uses derivative instruments to manage its commodity price risk. This practice may prevent Santa Maria Energy from receiving the full advantage of increases in oil or natural gas prices above the maximum fixed amount specified in the derivative agreement. Further, Santa Maria Energy becomes subject to the credit risk of the counterparties to such agreements when the price of oil and natural gas decreases below the floor specified in the derivative agreement. The level of derivative activity depends on Santa Maria Energy’s outlook concerning market conditions, available derivative prices and its operating strategy.

The following table summarizes Santa Maria Energy’s cash flows for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by (used in) operating activities	$(302)	$(1,379)	$(1,464)
Net cash provided by (used in) investing activities	(21,760)	(6,852)	(3,585)
Net cash provided by (used in) financing activities	21,143	6,542	4,736

Net increase (decrease) in cash and cash equivalents	$(919)	$(1,689)	$(313)

Cash Flow Provided by (Used in) Operating Activities

During the years ended December 31, 2013 and 2012, Santa Maria Energy used cash totaling $1.5 million and $1.4 million, respectively, in operating activities. The decrease in cash flow from operations for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily the result of decreased production volumes and revenues (including commodity price risk management activities), net of the decrease in operating costs, changes in working capital and an increase in interest expense.

Santa Maria Energy’s operating cash flow is sensitive to many variables, the most significant of which is the volatility of prices for oil and natural gas. Prices for these commodities are determined primarily by prevailing market conditions. Factors include regional and worldwide economic activity, weather, infrastructure capacity to reach markets, and other variables which influence market conditions for these products. These factors are beyond Santa Maria Energy’s control and are difficult to predict. For additional information on the impact of changing prices on Santa Maria Energy’s financial position, see “—Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flow Provided by (Used in) Investing Activities

For the year ended December 31, 2013, Santa Maria Energy used cash totaling $3.6 million in investing activities, of which Santa Maria Energy had $0.8 million of drilling and well work costs, $1.0 million of regulatory and engineering costs, $1.4 million of expenditures for facilities and $0.4 million of land costs. This represented a 50% decrease from the $7.2 million of cash used during the year ended December 31, 2012. During 2012, Santa Maria Energy had approximately $3.0 million of drilling and well work costs, $1.5 million of regulatory and engineering costs, $2.1 million of expenditures for facilities and $0.4 million of land costs.

Cash Flow Provided by (Used in) Financing Activities

Net cash provided by financing activities in 2013 of $4.7 million was primarily the result of (i) net draws under the senior credit facility of $4.8 million.

Net cash provided by financing activities in 2012 of $6.5 million was primarily the result of (i) net draws under the senior credit facility of $1.6 million and (ii) an issuance $5.0 million of preferred units.

Contractual Obligations

A summary of Santa Maria Energy’s outstanding contractual obligations as of December 31, 2013 for the next five years and thereafter is provided in the following table.

Santa Maria Energy had the following obligations at December 31, 2013 (in thousands):

	Total	2014	2015	2016	2017	2018	Thereafter
Long term debt (1)	$19,470	$32	$19,432	$3	$3	$—	$—
Guaranty fee	1,500	—	1,500	—	—	—	—
Interest on debt	27	27	—	—	—	—	—
Operating leases	2,081	380	453	565	480	203	—

	$23,078	$439	$21,385	$568	$483	$203	$—

(1)	This table does not include future commitment fees, interest expense or other fees on the senior credit facility because these are floating-rate instruments and Santa Maria Energy cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged.

Santa Maria Energy’s long-term debt consists of a related party note and the senior credit facility. Asset retirement obligations represent the estimated fair value at December 31, 2013 of Santa Maria Energy’s obligations with respect to the retirement and abandonment of its oil and natural gas properties. Each reporting period, the liability is accreted to its then present value. The ultimate settlement amount and the timing of the settlement of such obligations are unknown because they are subject to, among other things, federal, state and local regulation and economic factors. Operating leases relate primarily to obligations associated with Santa Maria Energy’s office facilities.

All mineral leases to which Santa Maria Energy is a party but are not held by production can be quitclaimed at any time by Santa Maria Energy. Therefore, there are no commitments recorded above with respect to these mineral leases. All of the leases covering Santa Maria Energy’s Orcutt properties are held by production. To the extent Santa Maria Energy holds leases in the Santa Maria valley or NW Casmalia fields, the annual delay rental cost would be approximately $0.04 million and $0.35 million, respectively.

Critical Accounting Policies and Estimates

The financial statements provided herein have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Santa Maria Energy. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and natural gas reserves and asset retirement obligations. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

Santa Maria Energy’s estimates of oil and natural gas reserves are the most significant estimates used. All of the reserve data in the accompanying financial statements are estimates. Petroleum engineering is a subjective process of estimating underground accumulations of oil and natural gas. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered.

Furthermore, estimating reserves is not an exact science. Estimates can be expected to change as additional information becomes available. Estimates of oil and natural gas reserves are projections based on the interpretation of engineering data to determine future rates of production and the timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and the engineering and geological interpretation and judgment of the estimator. Accordingly, there can be no assurance that the reserves as estimated will ultimately be produced, nor can there be assurance that the proved undeveloped reserves as estimated will be developed within the period anticipated.

Oil and Natural Gas Properties.

Santa Maria Energy uses the full cost method of accounting for oil and natural gas producing activities. All costs incurred in the acquisition, exploration and development of properties, including costs of unsuccessful exploration, costs of surrendered and abandoned leaseholds, delay lease rentals and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities, a portion of general and administrative expenses and improved recovery systems are capitalized within the cost center. Capitalized general and administrative costs include salaries, employee benefits, costs of consulting services and other specifically identifiable costs and do not include costs related to production operations, general corporate overhead or similar activities. Improved recovery systems include costs related to drilling injection wells and related facilities. Santa Maria Energy did not capitalize any general and administrative costs for the years ended December 31, 2012 or 2013. Expenditures for maintenance and repairs and operating, maintaining and repairing improved recovery system are charged to lease operating expense in the period incurred.

Investments in unproved properties are not depleted pending determination of the existence of proved reserves. Unproved properties are assessed quarterly to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. Where it is not practicable to assess individually the amount of impairment of properties for which costs are not individually significant, such properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized. During 2012, Santa Maria Energy transferred $1,167,288 of unproved property costs to the full cost pool. No costs were transferred in 2013.

Pursuant to full cost accounting rules, Santa Maria Energy must perform a ceiling test each quarter on its proved oil and natural gas assets. The ceiling test provides that capitalized costs less related accumulated depletion and deferred income taxes for each cost center may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and natural gas reserves using current prices, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, and a discount factor of 10%; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and natural gas properties. Should the net capitalized costs for a cost center exceed the sum of the components noted above, an impairment charge would be recognized to the extent of the excess capitalized costs. Santa Maria Energy has not recorded any impairments for any of the periods discussed in this joint proxy statement/prospectus.

No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and natural gas properties unless the sale represents a significant portion of oil and natural gas properties and the gain significantly alters the relationship between capitalized costs and proved oil reserves of the cost center.

Depletion and amortization of oil and natural gas properties is computed on the unit-of-production method based on proved reserves. Amortizable costs include estimates of future development costs proved undeveloped reserves and asset retirement obligations.

Oil and Natural Gas Reserve Quantities and Standardized Measure of Future Cash Flows

Santa Maria Energy’s independent petroleum engineering firm and internal technical staff prepare the estimates of oil and natural gas reserves and associated future net cash flows. Current accounting guidance allows only proved oil and natural gas reserves to be included in Santa Maria Energy’s financial statement disclosures. The SEC has defined proved reserves as the estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Santa Maria Energy’s independent petroleum engineering firm and internal technical staff must make a number of subjective assumptions based on their professional judgment in developing reserve estimates. Reserve estimates are updated semi-annually and consider recent production levels and other technical information about each field. Oil and natural gas reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Periodic revisions to the estimated reserves and future cash flows may be necessary as a result of a number of factors, including reservoir performance, new drilling, oil and natural gas prices, cost changes, technological advances, new geological or geophysical data, or other economic factors. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Santa Maria Energy cannot predict the amounts or timing of future reserve revisions. If such revisions are significant, they could significantly affect future amortization of capitalized costs and result in impairment of assets that may be material.

Off-Balance Sheet Arrangements

As of December 31, 2013, Santa Maria Energy did not have any off-balance sheet arrangements other than operating leases. See “—Contractual Obligations” for more information concerning the commitments under Santa Maria Energy’s operating leases agreements.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about Santa Maria Energy’s potential exposure to market risk. The term “market risk” refers to the risk of loss arising from adverse changes in natural gas and oil prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how Santa Maria Energy views and manages its ongoing market risk exposures. All of Santa Maria Energy’s market risk sensitive instruments were entered into for hedging purposes, rather than for speculative trading.

Commodity Price Risk Management Activities

Santa Maria Energy’s primary market risk exposure is in the price it receives for its oil and natural gas production. Realized pricing is primarily driven by spot regional market prices for oil and natural gas. Pricing for oil and natural gas production has been volatile and unpredictable for several years, and Santa Maria Energy expects this volatility to continue in the future. The prices Santa Maria Energy receives for production depends on many factors outside of its control, including volatility in the differences between product prices at the point of sale and the applicable index price.

To mitigate some of the potential negative impact on cash flow caused by downward changes in oil and upward changes in natural gas prices, Santa Maria Energy uses financial instruments to manage its risk exposure to price volatility. The financial instruments currently in place consist of swaps which are Brent-denominated. Santa Maria Energy may utilize derivatives based on other indices or markets where appropriate and utilize other financial products such as puts and basis swaps in order to better reduce its basis risk. The contracts currently provide price stability for a portion of Santa Maria Energy’s sales forecasted to occur within the next four-year period. Santa Maria Energy’s policies prohibit the use of commodity derivatives for speculative purposes and permit utilization of derivatives only if there is an underlying physical position. Santa Maria Energy manages price risk on only a portion of its anticipated production, so the remaining portion of its production is subject to the full fluctuation of market pricing.

Santa Maria Energy has a hedging policy that authorizes hedges on a rolling basis, up to a maximum hedge at any time of 90% of the Orcutt Monterey proved developed producing reserves and up to 36 months. In conjunction with its senior credit facility, Santa Maria Energy extended the initial hedge period out to 48 months in November 2012. Santa Maria Energy has not entered into any additional hedges extending the period beyond its 36 month rolling hedge policy.

At December 31, 2013, Santa Maria Energy had in place oil swaps covering portions of its projected production through November 2016. Santa Maria Energy’s commodity hedge position as of December 31, 2013 is summarized in note 7 to Santa Maria Energy’s audited condensed consolidated financial statements included in this joint proxy statement/prospectus. Santa Maria Energy’s senior credit facility allows it to hedge up to 85% of its estimated production from its Orcutt Monterey proved reserves. If Santa Maria Energy did not have the hedges in place, based on its annual production and its fixed price contracts, Santa Maria Energy’s income for the year ended December 31, 2013 would have decreased by approximately $0.07 million for each $1.00 decrease per Bbl in oil prices below the average price hedged of $103.65/Bbl.

All derivative instruments, other than those that meet the normal purchase and normal sales exception, are recorded at fair market value in accordance with U.S. GAAP and are included in the consolidated balance sheets as assets or liabilities. Fair values are adjusted for non-performance risk. Because Santa Maria Energy cannot designate these hedges as accounting hedges, it does not receive accounting hedge treatment and all mark-to-market gains or losses as well as cash receipts or payments on settled derivative instruments are recognized in its results of operations as either “Realized loss on commodity derivatives” or “Unrealized gain on mark-to-market commodity derivatives.”

Mark-to-market adjustments of derivative instruments produce earnings volatility but have no cash flow impact relative to changes in market prices until the derivative contracts are settled. Santa Maria Energy expects continued volatility in the fair value of its derivative instruments. Santa Maria Energy’s cash flow is only impacted when the underlying physical sales transaction takes place in the future and the associated derivative instrument contract is settled by making or receiving a payment to or from a counterparty. At December 31, 2013, the estimated fair value of Santa Maria Energy’s commodity derivative instruments was a net liability of $0.8 million, comprised of current and non-current liabilities. None of these commodity derivative instruments were entered into for trading or speculative purposes.

By removing price volatility from a portion of Santa Maria Energy’s expected oil production through November 2016, Santa Maria Energy has mitigated, but not eliminated, the potential effects of changing prices on its operating cash flow for those periods. While mitigating negative effects of falling commodity prices, these derivative contracts also limit the benefits Santa Maria Energy would receive from increases in commodity prices.

As of December 31, 2013, Santa Maria Energy has hedged daily volumes of 118 Bbls of oil for 2014, 112 Bbls of oil for 2015 and 108 Bbls of oil for 2016 through November. For 2014, 2015 and 2016, the swaps have an average strike price of $99.00/Bbl, $95.20/Bbl and $92.75/Bbl, respectively. These swaps may limit Santa Maria Energy’s potential gains if oil prices rise above the specified price ceilings.

Interest Rate Risks

Santa Maria Energy’s primary exposure to interest rate risk results from outstanding borrowings under its senior credit facility, which has a floating interest rate. The average annual interest rate incurred on this indebtedness for the year ended December 31, 2013 was approximately 3.8%. A 1.0% increase in each of the average LIBOR rate and federal funds rate for the year ended December 31, 2013 would have resulted in an estimated $0.2 million increase in interest expense for that period. Santa Maria Energy had no outstanding interest rate derivatives for hedging purposes at December 31, 2013.

Counterparty and Customer Credit Risk

Santa Maria Energy’s principal exposures to credit risk are due to receivables resulting from commodity derivatives contracts ($0.0 million at December 31, 2013) and the sale of its oil and natural gas production ($1.1 million at December 31, 2013).

By using derivative instruments that are not traded on an exchange to hedge exposures to changes in commodity prices, Santa Maria Energy exposes itself to the credit risk of counterparties. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is expected to pay Santa Maria Energy, which creates credit risk. To minimize the credit risk in derivative instruments, it is Santa Maria Energy’s policy to enter into derivative contracts only with counterparties that are creditworthy institutions deemed by management as competent and competitive market-makers. The creditworthiness of the counterparties is subject to periodic review. Santa Maria Energy has economic hedges in place with one counterparty. The fair value of Santa Maria Energy’s commodity derivative contracts was approximately $(0.8) million at December 31, 2013. Santa Maria Energy believes that its risk with its hedging counterparty currently is an acceptable credit risk. Other than as provided by the intercreditor agreement executed pursuant to Santa Maria Energy’s senior credit facility, Santa Maria Energy is not required to provide credit support or collateral to its counterparty under its contracts, nor is the counterparty required to provide credit support to Santa Maria Energy. As of December 31, 2013, Santa Maria Energy did not have any past-due receivables from or payables to any of its counterparties.

Santa Maria Energy is also subject to credit risk due to concentration of its oil receivables with a single customer. Santa Maria Energy does not require that customer to post collateral. The inability or failure of this significant customer to meet its obligations to Santa Maria Energy or the customer’s insolvency or liquidation may adversely affect Santa Maria Energy’s financial results.

ADDITIONAL INFORMATION ABOUT HYDE PARK

Introduction

Hyde Park was incorporated on February 24, 2011 in order to serve as a vehicle for the acquisition of a target business. Prior to executing the Merger Agreement, Hyde Park’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Formation

In April 2011, in connection with its formation, Hyde Park issued an aggregate of 2,524,391 founders’ shares for $25,000 in cash, at a purchase price of approximately $0.01 per share to its sponsors. In July 2011, Hyde Park effected a stock dividend of approximately 0.139 shares for each outstanding share of common stock. In October 2011, Hyde Park’s sponsors contributed 718,750 founders’ shares to its capital at no cost, resulting in its sponsors owning an aggregate of 2,156,250 founders’ shares.

Initial Public Offering

On August 7, 2012, Hyde Park consummated its initial public offering of 7,500,000 shares of common stock. The shares of common stock were sold at an offering price of $10.00 per share, generating gross proceeds of $75,000,000. Simultaneously with the consummation of the initial public offering, Hyde Park consummated the private placement of 693,750 shares of common stock to the sponsors at a price of $10.00 per share, generating proceeds of $6,937,500. Hyde Park paid a total of $1,687,500 in underwriting discounts and commissions (not including up to $2,062,500 of deferred fees that will be payable if the merger is consummated) and $544,262 for other costs and expenses related to the initial public offering, resulting in net proceeds of $72,768,238.

On September 15, 2012, Hyde Park’s sponsors forfeited an aggregate of 281,250 founders’ shares upon the underwriters’ election not to exercise the over-allotment option granted in connection with the initial public offering, resulting in the sponsors owning an aggregate of 1,875,000 founders’ shares, in addition to the 693,750 shares of common stock acquired by Hyde Park’s sponsors in the private placement consummated simultaneously with Hyde Park’s initial public offering, for a total of 2,568,750 shares of common stock.

Offering Proceeds Held in Trust

The net proceeds from the initial public offering, $71,812,500, plus the $6,937,500 Hyde Park received from the private placement, for an aggregate of $78,750,000, were placed in a trust account at Morgan Stanley Smith Barney, with Continental Stock Transfer & Trust Company acting as trustee. Except as described in the prospectus for Hyde Park’s initial public offering and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hyde Park,” these proceeds will not be released until the earlier of the consummation of an initial business combination and the redemption of 100% of the outstanding public shares upon Hyde Park’s failure to consummate a business combination by May 1, 2014.

NASDAQ Listing

Commencing immediately after its initial public offering, Hyde Park’s common stock began trading on NASDAQ under the ticker symbol “HPAC.” Hyde Park anticipates that, if the merger is consummated, Hyde Park will seek to delist its securities from NASDAQ.

Stockholder Approval of Merger

Under Hyde Park’s amended and restated certificate of incorporation, in connection with any proposed business combination, Hyde Park may either (i) seek stockholder approval of an initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed merger, or (ii) provide Hyde Park’s stockholders with the opportunity to sell their shares to Hyde Park by means of a tender offer (and thereby avoid the need for a stockholder vote), in each case subject to the limitations described in the prospectus for Hyde Park’s initial public offering. Hyde Park’s board of directors has determined to seek stockholder approval of the merger at the special meeting as described in this joint proxy statement/prospectus. Accordingly, in connection with the merger, stockholders may seek to convert their shares in accordance with the procedures set forth in this joint proxy statement/prospectus and Hyde Park will not provide stockholders the opportunity to sell their shares to it by means of a tender offer.

In connection with any vote for a proposed merger, Hyde Park may consummate a merger only if (1) the holders of a majority of the IPO shares represented in person or by proxy and entitled to vote at the meeting vote in favor of the merger and (2) Hyde Park has net tangible assets of at least $5,000,001 upon such consummation. In addition, the DGCL requires the Hyde Park merger to be approved by the holders of a majority of the outstanding shares of Hyde Park common stock.

Voting Restrictions in Connection with Stockholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the merger proposal, all of Hyde Park’s sponsors, including its officers and directors, have agreed to vote their sponsors’ shares and any IPO shares that they have acquired or will acquire, in favor of such proposed merger.

None of Hyde Park’s sponsors, including its officers and directors, or their affiliates has purchased any shares of common stock in the open market or in private transactions. However, at any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Hyde Park or its securities, the Hyde Park sponsors and/or their respective affiliates may purchase additional shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of Hyde Park’s common stock or to not demand conversion rights. The funds for any such purchases will either come from cash available to such purchasing parties or from third-party financing, none of which has been sought at this time. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Hyde Park sponsors for nominal value. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the IPO shares represented in person or by proxy and entitled to vote at the special meeting vote in favor of the merger proposal and that Hyde Park will satisfy the requirement under the Merger Agreement that it have at least $40 million of cash in its trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders upon the consummation of the merger, where it appears that such requirements would otherwise not be met. All shares purchased by the Hyde Park sponsors and/or their respective affiliates pursuant to such arrangements would be voted in favor of the proposed merger. As of the date of this joint proxy statement/prospectus, there have been no such discussions, and no agreements to such effect have been entered into with any such investor or holder.

Conversion Rights in Connection with Stockholder Meeting

Each public stockholder has the right, regardless of whether such stockholder is voting for or against such proposed merger, to demand that Hyde Park convert such stockholder shares into cash equal to the pro rata share of the trust account. Notwithstanding the foregoing, a public stockholder, together with any affiliate or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 20% or more of the shares of common stock sold in the initial public offering without Hyde Park’s prior written consent.

Hyde Park’s sponsors, including its officers and directors, have agreed not to convert any sponsors’ shares or IPO shares in connection with a stockholder vote to approve a proposed initial business combination or sell any shares to Hyde Park pursuant to any tender offer described above. See the section entitled “—Stockholder Approval of Merger.”

Liquidation if No Merger

Under Hyde Park’s amended and restated certificate of incorporation, if Hyde Park does not complete the merger or another initial business combination by May 1, 2014, Hyde Park will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to an amount described below, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Hyde Park’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The sponsors will not participate in any redemption distribution with respect to their sponsors’ shares.

The proceeds deposited in the trust account could, however, become subject to the claims of Hyde Park’s creditors which would be prior to the claims of its public stockholders. Hyde Park’s officers have agreed that they will be jointly and severally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Hyde Park for services rendered or contracted for or products sold to Hyde Park, but they may not be able to satisfy their indemnification obligations if they are required to do so. Notwithstanding the foregoing, they will have no personal liability under this indemnity (i) as to any claimed amounts owed to a target business or vendor or other entity who has executed a valid and enforceable agreement with Hyde Park waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (ii) as to any claims under the indemnity with the underwriters of Hyde Park’s initial public offering against certain liabilities, including liabilities under the Securities Act. Although Hyde Park has obtained waiver agreements from vendors and service providers it has engaged, including Santa Maria Energy in connection with the merger, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, and although Hyde Park will seek such waivers from vendors it engages in the future, there is no guarantee that Santa Maria Energy or other vendors who have or will have executed such waivers or other vendors who did not execute such waivers will not seek recourse against the trust account. There is also no guarantee that Santa Maria Energy or other third parties would not challenge the enforceability of these waivers and bring claims against the trust account for monies owed them.

If Hyde Park is unable to conclude its initial business combination and it expends all of the net proceeds of its initial public offering that were not deposited in the trust account, without taking into account any interest earned on and taxes and other expenses payable with respect to the trust account, Hyde Park expects that the initial per-share redemption price will be approximately $10.50. The proceeds deposited in the trust account could, however, become subject to claims of Hyde Park’s creditors, as described above in this section, that are in preference to the claims of Hyde Park’s stockholders. In addition, if Hyde Park is forced to file for bankruptcy, or an involuntary bankruptcy case is filed against Hyde Park that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Hyde Park’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. Therefore, the actual per-share redemption price may be less than $10.50.

Hyde Park’s public stockholders are entitled to receive funds from the trust account only in the event of its failure to complete a business combination within the required time periods or if the stockholders seek to have Hyde Park convert their respective shares for cash upon a business combination which is actually completed by Hyde Park. In no other circumstances does a stockholder have any right or interest of any kind to or in the trust account.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The portion of Hyde Park’s trust account distributed to its public stockholders upon the redemption of 100% of its outstanding public shares in the event Hyde Park does not complete its initial business combination by May 1, 2014 may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the portion of Hyde Park’s trust account distributed to its public stockholders upon the redemption of 100% of its public shares in the event Hyde Park does not complete its initial business combination by May 1, 2014 is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. If Hyde Park is unable to complete a business combination within the prescribed time frame, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than five business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Hyde Park’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, if a business combination does not occur, it is Hyde Park’s intention to redeem its public shares as soon as reasonably possible following the expiration of the time periods described above and, therefore, Hyde Park does not intend to comply with the procedures required by Section 280 of the DGCL, which would limit the amount and duration of Hyde Park’s stockholders’ liability with respect to liquidating distributions as described above. As such, Hyde Park’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Hyde Park’s stockholders may extend well beyond the third anniversary of such date.

Because Hyde Park will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires Hyde Park to adopt a plan, based on facts known to it at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent ten years. However, because Hyde Park is a blank check company, rather than an operating company, and Hyde Park’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise prior to the consummation of the merger would be from its vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

Hyde Park will pay the costs of any subsequent liquidation from its remaining assets outside of the trust account. If such funds are insufficient, Hyde Park’s officers have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and has agreed not to seek repayment for such expenses.

Facilities

Hyde Park maintains its executive offices at 500 Fifth Avenue, 50th Floor, New York, New York 10110. The cost for this space is included in a $10,000 per-month fee ProChannel Management, LLC, an affiliate of Laurence S. Levy, Hyde Park’s Executive Chairman of the Board and Chief Executive Officer, charges Hyde Park for general and administrative services pursuant to a letter agreement between Hyde Park and ProChannel

Management, LLC. Hyde Park’s management believes, based on rents and fees for similar services in the New York City metropolitan area that the fee charged by ProChannel Management, LLC is at least as favorable as Hyde Park could have obtained from an unaffiliated person. Hyde Park considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations. Hyde Park anticipates maintaining use of such office space and services after the consummation of the merger, with the terms of such arrangement being reconsidered from time to time.

Employees

Hyde Park presently has two executive officers. These individuals are not currently obligated to devote any specific number of hours to Hyde Park’s matters and intend to devote only as much time as each of them deems necessary to Hyde Park’s affairs. Hyde Park does not intend to have any full time employees prior to the consummation of a business combination.

Executive Officers and Directors

Hyde Park’s current directors and executive officers are as follows:

Name	Age	Position
Laurence S. Levy	57	Executive Chairman of the Board and Chief Executive Officer
Edward Levy	50	Executive Vice Chairman of the Board and President
Mark Dalton	52	Director
Richard Klapow	53	Director
Jason Grant	41	Director

Laurence S. Levy has served as Hyde Park’s Executive Chairman since Hyde Park’s inception and also serves as Hyde Park’s Chief Executive Officer. Mr. Levy currently serves as Executive Chairman of Rand Logistics, Inc., a NASDAQ-listed company and leading provider of bulk freight shipping services throughout the Great Lakes region, and prior to June 2013, served as Rand’s Chairman and Chief Executive Officer. Mr. Levy founded the predecessor to Hyde Park Holdings, LLC in July 1986 and has since served as its chairman. Hyde Park Holdings, LLC is an investor in middle market businesses. Mr. Levy serves as an officer or director of several companies in which Hyde Park Holdings, LLC or its affiliates have made investments. Presently, these companies include: Ozburn-Hessey Logistics LLC, a national logistics services company, of which Mr. Levy is a director; Derby Industries LLC, a sub-assembly business to the appliance, food and transportation industries, of which Mr. Levy is chairman; PFI Resource Management LP, an investor in the Private Funding Initiative program in the United Kingdom, of which Mr. Levy is general partner; Regency Affiliates, Inc., a diversified company, of which Mr. Levy is chairman, chief executive officer and president; and Warehouse Associates L.P., a provider of warehouse and logistics services, of which Mr. Levy is chairman. Mr. Levy is a director of Sunbelt Holdings, Inc., a leading distributor of wine and spirits. Mr. Levy also serves as Chairman of the Board of Essex Rental Corp., a NASDAQ-listed company and one of North America’s largest providers of lattice-boom crawler crane and attachment rental services, and prior to November 2008 also served as chief executive officer of Essex. Mr. Levy received a Bachelor of Commerce degree and a Bachelor of Accountancy degree from the University of Witwatersrand in Johannesburg, South Africa and an M.B.A. from Harvard University, where he graduated as a Baker Scholar. He is a Chartered Accountant (South Africa). Laurence S. Levy is not related to Edward Levy. It is anticipated that Mr. Levy will continue to serve on Santa Maria Energy Corporation’s board of directors after the consummation of the merger. Mr. Levy’s expertise in developing, financing and providing strong executive leadership to numerous holding companies contributed to the conclusion that he should serve as a director of Santa Maria Energy Corporation.

Edward Levy has served as Hyde Park’s Executive Vice Chairman since October 2011 and also serves as Hyde Park’s President. Since 2006, Mr. Levy has served as the President of Rand Logistics, Inc., a NASDAQ-listed company and leading provider of bulk freight shipping services throughout the Great Lakes region. Since March 2006, Mr. Levy has also served as Vice Chairman and Managing Director of Hyde Park Holdings, LLC,

an investor in middle market businesses. Mr. Levy was a managing director of CIBC World Markets Corp. from August 1995 through December 2004, and was co-head of CIBC World Markets Corp.’s Leveraged Finance Group from June 2001 until December 2004. Mr. Levy also serves as Vice Chairman of Essex Rental Corp., a NASDAQ-listed company and one of North America’s largest providers of lattice-boom crawler crane and attachment rental services. From February 1990 to August 1995, Mr. Levy was a managing director of Argosy Group L.P., a private investment banking firm. Mr. Levy is currently a director of Derby Industries. From July 1999 until March 2005, he was also a director of Booth Creek Ski Holdings, Inc., a reporting company under the Exchange Act that owns and operates six ski resort complexes encompassing nine separate resorts. Mr. Levy is also a member of the board of directors of a number of privately-held companies. Mr. Levy received a B.A. from Connecticut College. Edward Levy is not related to Laurence S. Levy. It is anticipated that Mr. Levy will serve on Santa Maria Energy Corporation’s board of directors. Mr. Levy’s experience as a board member of multiple publicly traded and privately held companies, and expertise in developing and financing numerous holding companies contributed to the conclusion that he should serve as a director of Santa Maria Energy Corporation.

Jason Grant has served as a member of Hyde Park’s board of directors since April 2012. From July 2010 through December 2012, Mr. Grant served as the Chief Financial Officer and Executive Vice President of United Maritime Group, LLC, an independent provider of dry-bulk logistics solutions and an integrated transportation and logistics service provider to the U.S. export coal and petroleum coke markets. From 2002 to June 2010, Mr. Grant was affiliated with Atlas Air Worldwide Holdings Inc., a publicly traded global provider of outsourced aircraft and aviation operating services, most recently serving as its Chief Financial Officer and Senior Vice President. Prior to joining Atlas Air Worldwide, Mr. Grant served as a Manager of the Financial Planning and Financial Analysis Groups of American Airlines. Mr. Grant holds a Bachelor’s degree in Business Administration from Wilfrid Laurier University and a Master’s degree in business administration from Simon Fraser University in Canada.

Mark Dalton has served as a member of Hyde Park’s board of directors since May 2012. Mr. Dalton has over 15 years of experience sourcing, diligencing and actively managing private equity investments, including restructuring, leveraged finance and capital markets experience. Mr. Dalton is currently the Managing Principal of Halsey Lane Holdings, LLC, a provider of private equity-focused advice to lenders who become unintended owners of reorganized companies. Prior to forming Halsey Lane in 2009, Mr. Dalton was a Managing Director of Avenue Capital Group, a distressed debt fund, from May 2007 to May 2009. From August 2001 to May 2007, Mr. Dalton served as Managing Director of Trimaran Fund Management, a private equity fund affiliated with CIBC, and from March 1994 to August 2001 as a Managing Director in the Leveraged Finance Group of CIBC World Markets Corp. and its predecessor The Argosy Group. Mr. Dalton has served on the board of directors of Panavision Inc., Standard Steel, LLC, Medical Staffing Network Healthcare, LLC, Vertis Communications, Accuride Corporation and FreightCar America Inc. Mr. Dalton holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and an M.B.A. from the Kellogg School at Northwestern University.

Richard Klapow has served as a member of Hyde Park’s board of directors since April 2012. Mr. Klapow served as a managing director of Alinda Capital Partners, a private investment firm, from July 2008 until October 2012. From February 2001 until June 2008, Mr. Klapow was a managing director of Macquarie Capital, where he played a role in developing the firm’s principal acquisition platform in the U.S. From January 1998 through January 2001, Mr. Klapow was a managing director in the transportation group of Deutsche Bank Securities. Mr. Klapow has played a role in principal investments across a variety of industries including energy, transportation and telecommunications infrastructure. As a managing director of Macquarie Capital, Mr. Klapow led the $3.15 billion buyout of Duquesne Light Holdings, the first successful take-private of a U.S. utility, by a financial sponsor. Mr. Klapow received his M.B.A. from Boston University and his J.D. from Brooklyn Law School, where he was a member of the international law journal.

Code of Ethics

In August 2012, Hyde Park’s board of directors adopted a code of ethics that applies to directors, officers, and employees of Hyde Park and of any subsidiaries it may have in the future (including Hyde Park’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). Hyde Park will provide, without charge, upon request, copies of the code of ethics. Requests for copies of Hyde Park’s code of ethics should be sent in writing to Hyde Park Acquisition Corp. II, 500 Fifth Avenue, 50th Floor, New York, New York 10110.

Hyde Park Board of Directors and Committees

Hyde Park’s board of directors is divided into two classes with only one class of directors being elected in each year and each class serving a two-year term. The term of office of the first class of directors, consisting of Edward Levy and Jason Grant, will expire at Hyde Park’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Laurence S. Levy, Mark Dalton and Richard Klapow, will expire at Hyde Park’s second annual meeting.

Audit Committee

Effective August 2012, Hyde Park established an audit committee of the board of directors, which consists of Mark Dalton, Richard Klapow and Jason Grant, each of whom is an independent director. The Hyde Park audit committee’s duties, which are specified in its audit committee charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in Hyde Park’s Form 10-K;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of Hyde Park’s financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management Hyde Park’s compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by Hyde Park’s independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•	establishing procedures for the receipt, retention and treatment of complaints received by Hyde Park regarding accounting, internal accounting controls or reports which raise material issues regarding Hyde Park’s financial statements or accounting policies; and

•	approving reimbursement of expenses incurred by Hyde Park’s management team in identifying potential target businesses.

The Hyde Park audit committee has been and will be at all times composed exclusively of “independent directors” who are “financially literate” as defined under the NASDAQ listing standards. The NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, Hyde Park must certify to NASDAQ that the Hyde Park audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Hyde Park’s board of directors has determined that Jason Grant qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Upon consummation of the merger, Hyde Park will no longer have an audit committee.

Nominating Committee

Effective August 2012, Hyde Park established a nominating committee of the board of directors, which consists of Mark Dalton, Richard Klapow and Jason Grant, each of whom is an independent director. The Hyde Park nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Hyde Park’s board of directors. The Hyde Park nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in Hyde Park’s nominating committee charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of Hyde Park’s stockholders.

The Hyde Park nominating committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The Hyde Park nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Hyde Park nominating committee does not distinguish among nominees recommended by stockholders and other persons.

There have been no material changes to the procedures by which securityholders may recommend nominees to Hyde Park’s board of directors.

Upon consummation of the merger, Hyde Park will no longer have an nominating committee.

Executive Compensation

Compensation Discussion and Analysis

No executive officer has received any cash compensation for services rendered to Hyde Park. Commencing on August 1, 2012 through the acquisition of a target business, Hyde Park has been paying and will pay ProChannel Management LLC, an affiliate of Laurence S. Levy, a fee of $10,000 per month for providing Hyde Park with office space and certain office and secretarial services. However, this arrangement is solely for Hyde Park’s benefit and is not intended to provide Laurence S. Levy compensation in lieu of a salary. Other than the $10,000 per month administrative fee, no compensation or fees of any kind, including finder’s, consulting fees and other similar fees, will be paid to Hyde Park’s sponsors, member of its management team or their respective affiliates, for services rendered prior to or in connection with the consummation of its initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Hyde Park’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by Hyde Park.

Since Hyde Park’s formation, it has not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of its executive officers or directors.

Compensation Committee Interlocks and Insider Participation

Hyde Park does not presently have a compensation committee of its board of directors. Hyde Park does not feel a compensation committee is necessary prior to consummation of the merger as there will be no salary, fees or other compensation being paid to its officers or directors prior to the merger other than as disclosed in this joint proxy statement/prospectus.

Compensation Committee Report

Hyde Park’s board of directors does not maintain a standing compensation committee since it does not compensate its officers or directors.

Hyde Park’s board of directors and management have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on that review and discussion, the Hyde Park’s board of directors has recommended that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus.

Respectfully submitted,

Laurence S. Levy

Edward Levy

Mark Dalton

Richard Klapow

Jason Grant

Periodic Reporting and Audited Financial Statements

Hyde Park has registered its common stock under the Exchange Act, and has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Hyde Park’s annual reports on Form 10-K contain financial statements audited and reported on by its independent registered public accountants. Hyde Park’s reports filed with the SEC can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov which contains the registration statements, reports, proxy and information statements and information regarding issuers that file electronically with the SEC. Hyde Park will provide electronic or paper copies of such materials free of charge upon request. Hyde Park may be required to have its internal control procedures audited for the fiscal year ending December 31, 2013 as required by the Sarbanes-Oxley Act.

Legal Proceedings

Hyde Park is not involved in any legal proceeding which may have, or have had a significant effect on its business, financial positions, results of operations or liquidity, nor is Hyde Park aware of any proceedings that are pending or threatened which may have a significant effect on such business, financial position, results of operations or liquidity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HYDE PARK

The following discussion and analysis should be read in conjunction with the financial statements and related notes of Hyde Park included elsewhere in this joint proxy statement/prospectus. The discussion below contains forward-looking statements that are based upon its current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to a number of factors, many of which are beyond its control. See the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Hyde Park is a Delaware blank check company incorporated on February 24, 2011 formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. Hyde Park’s efforts to identify a prospective target business have not been limited to a particular industry or geographic region. On November 27, 2013, Hyde Park entered into the Merger Agreement.

Hyde Park presently has no revenue and has had losses since inception from incurring formation costs. Hyde Park has no other operations other than the active solicitation of a target business with which to complete a business combination. Costs incurred since inception have consisted primarily of legal and professional fees associated with preparing the registration statement for the its initial public offering and thereupon becoming a public company registrant, Hyde Park’s efforts to locate a suitable target business combination candidate, performing due diligence on such candidates and negotiating and structuring a business combination with a suitable candidate. Hyde Park has relied upon the sale of its securities and loans from its officers and directors to fund its operations.

The registration statement for Hyde Park’s initial public offering was declared effective on August 1, 2012. Hyde Park consummated its initial public offering on August 7, 2012 and received proceeds net of underwriters discount of $72,768,238 and simultaneously raised $6,937,500 through the issuance of shares of common stock to its initial stockholders in a private placement. Hyde Park’s management has broad discretion with respect to the specific application of the net proceeds of its initial public offering and sponsors’ shares, although substantially all of the net proceeds are intended to be generally applied toward consummating a business combination with one or more businesses or entities.

Upon the closing of its initial public offering, $78,750,000 ($10.50 per IPO share), including the proceeds from the shares privately placed in connection therewith, was placed in a trust account and was invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions.

Critical Accounting Policies

Fair value. Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

•	Level 1. Quoted prices in active markets for identical assets or liabilities.

•	Level 2. Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

•	Level 3. Significant unobservable inputs that cannot be corroborated by market data.

Shares subject to possible redemption. Hyde Park accounts for its shares subject to possible redemption or tender in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity.” Shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable common shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Hyde Park’s control) are classified as temporary equity. At all other times, shares are classified as shareholders’ equity. Hyde Park’s shares feature certain redemption rights that are considered by management to be outside of Hyde Park’s control and subject to the occurrence of uncertain future events. Accordingly at December 31, 2013 and 2012, respectively, the shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of Hyde Park’s balance sheet.

Status as Emerging Growth Company

Hyde Park is an emerging growth company as defined in the Jumpstart Our Business Startups Act. As an emerging growth company, Hyde Park has elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, Hyde Park’s financial statements may not be comparable to companies that comply with public company effective dates.

Results of Operations

Since the closing of Hyde Park’s initial public offering, its activity has been limited to the evaluation of business combination candidates and negotiating, structuring and pursuing the consummation of a business combination, and Hyde Park will not be generating any operating revenues until the closing and completion of a business combination with Santa Maria Energy or another target business. Hyde Park expects to generate small amounts of non-operating income in the form of interest income on cash and cash equivalents. Interest income is not expected to be significant in view of current low interest rates on risk-free investments (treasury securities).

Hyde Park incurred a net loss of $1,986,009 for the fiscal year ended December 31, 2013. Hyde Park’s net loss was composed of legal and professional fees of $1,698,632, which were principally due to legal expenses of approximately $1,415,000 and accounting and auditing expenses of approximately $121,000; office expenses paid to a related party of $120,000, which represents the monthly administrative fees to Pro Channel Management, LLC; and general and administrative expenses of $235,730, which is primarily made up of Delaware Franchise Taxes of approximately $140,000 and NASDAQ listing fees of approximately $32,000.

Hyde Park incurred a net loss of $181,497 for the fiscal year ended December 31, 2012. Hyde Park’s net loss was composed of legal and professional fees of $77,350, which were principally due to legal expenses of approximately $35,000 and accounting and auditing expenses of approximately $22,000; office expenses paid to a related party of $50,000, which represents the monthly administrative fees to Pro Channel Management, LLC; and general and administrative expenses of $92,122, which is primarily made up of Delaware Franchise Taxes of approximately $64,000.

Hyde Park incurred a net loss of $8,222 for the period from February 24, 2011 (inception) until December 31, 2011. The net loss was composed primarily of formation costs and other general and administrative expenses.

Hyde Park incurred a net loss of $2,175,728 for the period from February 24, 2011 (inception) until December 31, 2013. Hyde Park’s net loss was composed of legal and professional fees of $1,775,982, which were principally due to legal expenses of approximately $1,451,000 and accounting and auditing expenses of approximately $142,000; office expenses paid to a related party of $170,000; and general and administrative expenses of $336,074, which is primarily made up of Delaware Franchise Taxes of approximately $204,000 and NASDAQ listing fees of approximately $42,000.

Financial Condition and Liquidity

The net proceeds from Hyde Park’s initial public offering and the private placement of shares in connection therewith, after deducting offering expenses of $544,262 and underwriting discounts of $1,687,500, were

$79,705,738. Of this amount, $78,750,000 was placed in the trust account. The remaining $955,738 of net proceeds not in the trust has been and will continue to be used for working capital purposes.

Hyde Park intends to use the net proceeds of its initial public offering and the private placement of shares in connection therewith, including the funds held in the trust account, to acquire a target business and to pay its expenses relating thereto, including $2,062,500, representing 2.75% of the gross proceeds of the initial public offering, in deferred underwriting commissions that may be released to the underwriters of Hyde Park’s initial public offering only upon completion of a business combination. To the extent that Hyde Park’s capital stock is used in whole or in part as consideration to effect a business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways, including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees that Hyde Park had incurred prior to the completion of a business combination if the funds available to Hyde Park outside of the trust account were insufficient to cover such expenses.

Generally, the proceeds held in the trust account will not be released to Hyde Park until the earlier of Hyde Park’s completion of an initial business combination and Hyde Park’s redemption of 100% of the outstanding public shares upon Hyde Park’s failure to consummate a business combination within the required time period. Notwithstanding the foregoing, there can be released to Hyde Park from the trust account (1) any interest earned on the funds in the trust account that Hyde Park needs to pay its income or other tax obligations and (2) any remaining interest earned on the funds in the trust account that Hyde Park needs for Hyde Park’s working capital requirements.

As of December 31, 2013, Hyde Park had $387,115 in its operating bank accounts and $78,750,898 in restricted cash and cash equivalents held in trust to be used for an initial business combination or to repurchase or convert its common shares. Through December 31, 2013, Hyde Park has withdrawn interest income of $103,309 from the trust account for working capital and tax obligations. As of December 31, 2013, $899 of the amount on deposit in the trust account represents interest income which was available to be withdrawn by Hyde Park as described above. As of December 31, 2013, U.S. Treasury Bills with one month, three month, and six month maturities were yielding approximately 0.01%, 0.07% and 0.10%, respectively. While Hyde Park may invest in other securities, Hyde Park believes such rates are representative of those Hyde Park may receive on the balance of the trust account.

Hyde Park believes that the funds not held in its trust account, plus the interest earned on the trust account balance (net of income and other tax obligations) that may be released to Hyde Park to fund its working capital requirements (which is anticipated to be approximately $51,000), will be sufficient to allow Hyde Park to operate until May 1, 2014, assuming that a business combination is not consummated during that time. Over this time period, Hyde Park will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination. Hyde Park anticipates that it will incur approximately:

•	$100,000 of expenses for the legal, accounting and other third-party expenses attendant to the due diligence review, structuring, negotiating, fund raising, and closing of its initial business combination;

•	$100,000 of expenses for the due diligence review as well as the structuring, negotiating, fund raising, and closing of its initial business combination by Hyde park’s officers, directors and sponsors;

•	$35,000 of expenses in legal and accounting fees relating to Hyde Park’s SEC reporting obligations;

•	$40,000 for the payment of the administrative fee to ProChannel Management LLC (of $10,000 per month for up to four months); and

•	$200,000 for general working capital that will be used for miscellaneous expenses, liquidation obligations and reserves, including director and officer liability insurance premiums, printing costs and shareholder proxy solicitation expenses.

If Hyde Park’s estimates of the costs of undertaking in-depth due diligence and negotiating its initial business combination is less than the actual amount necessary to do so, or the amount of interest available to Hyde Park from its trust account is less than it expects as a result of the current interest rate environment, Hyde Park may have insufficient funds available to operate its business prior to its initial business combination. Moreover, Hyde Park may need to obtain additional financing either to consummate Hyde Park’s initial business combination or because Hyde Park becomes obligated to redeem a significant number of its public shares upon consummation of Hyde Park’s initial business combination, in which case Hyde Park may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, Hyde Park would only consummate such financing simultaneously with the consummation of its initial business combination. In the current economic environment, it has become especially difficult to obtain acquisition financing.

Following Hyde Park’s initial business combination, if cash on hand is insufficient, Hyde Park may need to obtain additional financing in order to meet its obligations. There can be no assurance that Hyde Park can issue additional securities or incur debt on commercially acceptable terms or at all.

Hyde Park does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business until Hyde Park consummates its initial business combination. In order to finance transaction costs in connection with an intended initial business combination, Hyde Park’s sponsors, officers, directors or their affiliates may, but are not obligated to, loan Hyde Park funds as may be required. If Hyde Park consummates its initial business combination, Hyde Park would repay such loaned amounts. In the event that the initial business combination does not close, Hyde Park may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from Hyde Park’s trust account would be used for such repayment. Such loans may be convertible into shares of common stock of the post business combination entity at a price of $10.00 per share at the option of the lender. Hyde Park believes the $10.00 purchase price of these shares will approximate the fair value of such shares when issued. However, if it is determined, at the time of issuance, that the fair value of such shares exceeds the $10.00 purchase price, Hyde Park would record compensation expense for the excess of the fair value of the shares on the day of issuance over the $10.00 purchase price in accordance with ASC 718—Compensation—Stock Compensation.

Commencing on August 1, 2012 and ending upon the consummation of a business combination or Hyde Park’s liquidation, Hyde Park began incurring a fee payable to ProChannel Management, LLC, an entity affiliated with Laurence Levy, of $10,000 per month for providing Hyde Park with office space and certain general and administrative services. In addition, prior to Hyde Park’s initial public offering, Laurence S. Levy and Edward Levy loaned an aggregate of $100,000 to Hyde Park, on a non-interest bearing basis, for payment of offering expenses on Hyde Park’s behalf. The loans were payable without interest on the earlier of (i) April 27, 2013, (ii) the date on which Hyde Park’s initial public offering was consummated or (iii) the date on which Hyde Park determined to not proceed with its initial public offering. Hyde Park repaid these loans from the proceeds of its initial public offering that were not placed in the trust account.

On September 25, 2012, Hyde Park engaged a law firm to assist it with legal matters in identifying, negotiating, and consummating a business combination as well as assisting with other legal matters. In connection with the engagement, Hyde Park initially paid the law firm $100,000. Fees in excess of $100,000 are accrued as a liability as incurred, but will not be paid until the earlier of (i) the consummation of a business combination or (ii) upon Hyde Park’s liquidation. Pursuant to Hyde Park’s agreement with the law firm, upon event (i), Hyde Park’s obligation to the law firm will be increased by 15% and Hyde Park intends to pay such amount in full. Upon event (ii), the law firm has agreed to accept as payment in full only the amount of cash that Hyde Park has available after payments have been made to all of Hyde Park’s other creditors.

On June 1, 2013, Hyde Park engaged a consultant to assist it with its evaluation of potential business combination candidates. This consultant will be paid $5,000 per month. Upon the consummation of a business combination, Hyde Park would be required to pay the consultant an additional $10,000 per month, for each month of service provided, representing a total of $70,000 as of December 31, 2013.

Off-Balance Sheet Arrangements

Hyde Park did not have any off-balance sheet arrangements as of December 31, 2013.

Contractual Obligations

Contractual Obligation	Less than 1 Year
Fee payable to ProChannel Management, LLC for office space and general and administrative services	$40,000

TOTAL	$40,000

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of Hyde Park’s initial public offering and private placement, including amounts in the trust account, have been and will continue to be invested in United States Treasury Bills having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and that invest solely in U.S. treasuries. Due to the short-term nature of these investments, Hyde Park believes there is no associated material exposure to interest rate risk.

DESCRIPTION OF SANTA MARIA ENERGY CORPORATION’S COMMON STOCK

AND OTHER SECURITIES

Gene ral

As a condition to the merger, Santa Maria Energy Corporation will amend and restate its certificate of incorporation. Santa Maria Energy Corporation’s amended and restated certificate of incorporation will authorize the issuance of 100,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of the date of this joint proxy statement/prospectus, Santa Maria Energy Corporation’s certificate of incorporation authorizes the issuance of 4,000 shares of common stock, par value $0.01 per share, and 1,000 shares of preferred stock, par value $0.01 per share, of which 200 shares of common stock are outstanding, held by two stockholders of record. No shares of preferred stock are currently outstanding. The following description summarizes all of the material terms of Santa Maria Energy Corporation’s securities under Santa Maria Energy Corporation’s amended and restated certificate of incorporation and amended and restated bylaws that will take effect upon the consummation of the merger. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to Santa Maria Energy Corporation’s amended and restated certificate of incorporation and amended and restated bylaws, which are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus, and to the applicable provisions of Delaware law. We refer to the amended and restated certificate of incorporation and amended and restated bylaws of Santa Maria Energy Corporation that will be in effect upon the consummation of the merger collectively as the “amended and restated organizational documents.”

Common Stock

Under the amended and restated organizational documents, Santa Maria Energy Corporation’s stockholders of record will be entitled to one vote for each share held on all matters to be voted on by stockholders. Santa Maria Energy Corporation’s board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors subject to election. Santa Maria Energy Corporation’s stockholders will have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock.

Preferred Stock

There are no shares of preferred stock outstanding. Santa Maria Energy Corporation’s amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by Santa Maria Energy Corporation’s board of directors. Accordingly, Santa Maria Energy Corporation’s board of directors is empowered, with approval from the current preferred stockholders, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of Santa Maria Energy Corporation. Although Santa Maria Energy Corporation does not currently intend to issue any shares of preferred stock except in connection with the merger, as described below, it reserves the right to do so in the future.

In connection with the merger, Santa Maria Energy Corporation will issue $50.0 million (the “Stated Amount”) of shares of redeemable preferred stock to the Kayne Investors in exchange for their preferred units of Santa Maria Energy. These shares will be subject to a mandatory dividend of 8.0% per annum paid quarterly in cash or additional shares of redeemable preferred stock, at the option of Santa Maria Energy Corporation.

The shares of redeemable preferred stock shall be redeemed upon (i) the fourth anniversary of the closing of the merger or (ii) upon a change of control, whichever occurs first. Santa Maria Energy Corporation also has the option to redeem all, but not less than all, of the shares of redeemable preferred stock at any time following the closing of the merger at 100% of the Stated Amount plus any accrued dividends, subject to certain limitations. If Santa Maria Energy Corporation fails to redeem the preferred shares when required or files for bankruptcy and this default continues for 180 days, the Kayne Investors will have the option to convert the preferred shares into fully-paid and nonassessable shares of common stock at a conversion rate equal to the Stated Amount divided by 80% of the average daily closing price for the common stock for the 20 trading days prior to the conversion. If Santa Maria Energy Corporation fails to redeem the preferred shares when required or files for bankruptcy, and until the Kayne Investors choose to exercise their option to convert the shares, the redeemable preferred stock will be subject to an increased mandatory dividend of 12% per annum, which rate shall increase annually by 100 basis points on each anniversary of the occurrence of such default; provided, that the Kayne Dividend Rate (as defined in the amended and restated certificate of incorporation) shall not exceed 15% per annum.

While the redeemable preferred stock is outstanding, the Kayne Investors will have the right to appoint two members of the board of directors of Santa Maria Energy Corporation, and the Kayne Investors will have certain approval rights with respect to the business and management of Santa Maria Energy Corporation. The redeemable preferred stock will be subject to affirmative and negative covenants which are customary to protect purchasers of preferred stock in an oil and natural gas producing corporation. Hyde Park stockholders and Santa Maria Energy unitholders are directed to the Amended and Restated Certificate of Incorporation of Santa Maria Energy Corporation attached to this joint proxy statement/prospectus as Annex B.

Dividends

Santa Maria Energy Corporation has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends on its common stock prior to the consummation of the merger. The payment of cash dividends in the future will be contingent upon Santa Maria Energy Corporation’s consolidated revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of the merger. The payment of any dividends subsequent to the merger will be within the discretion of Santa Maria Energy Corporation’s board of directors. Santa Maria Energy Corporation will pay mandatory dividends on its redeemable preferred stock as specified above. So long as the Kayne Investors hold shares of redeemable preferred stock, Santa Maria Energy Corporation will not be permitted to pay or declare any dividend on any other class or series of its capital stock.

Transfer Restrictions

Commencing on the closing date of the merger, the holders of Hyde Park IPO shares and Santa Maria Energy common units shall be prohibited from selling any of their shares for one year after the closing, except for the holders of the Hyde Park sponsor shares who shall be restricted from selling their shares for 30 days after the closing date.

However, if the Santa Maria Energy Corporation share price reaches or exceeds $12.50 per share for any 20 trading days within any 30-trading day period during the period that a sale of the shares is prohibited, half of each holder’s shares will be released from the restrictions and, if the Santa Maria Energy Corporation share price reaches or exceeds $15.00 per share for any 20 trading days within any 30-trading day period during the period that a sale of the shares is prohibited, the remaining half of each holder’s shares will be released from the restrictions. Santa Maria Energy Corporation may also choose to waive the restrictions by resolution.

Santa Maria Energy Corporation’s Transfer Agent

The transfer agent for Santa Maria Energy Corporation’s shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Listing of Santa Maria Energy Corporation’s Shares

Santa Maria Energy Corporation intends to apply to list the shares of Santa Maria Energy Corporation common stock received by Hyde Park stockholders and Santa Maria Energy common unitholders in the merger on NASDAQ under the symbol “SMEC.” Santa Maria Energy Corporation does not intend to list the redeemable preferred stock.

Certain Anti-Takeover Provisions of Delaware Law and Santa Maria Energy Corporation’s Certificate of Incorporation and Bylaws

Staggered board of directors

Santa Maria Energy Corporation’s certificate of incorporation provides that its board of directors will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of Santa Maria Energy Corporation’s board only by successfully engaging in a proxy contest at two or more annual meetings.

Special meeting of stockholders

Santa Maria Energy Corporation’s bylaws provide that special meetings of its stockholders may be called only by a majority vote of its board of directors, by its president or by its chairman or by its secretary at the request in writing of stockholders owning a majority of its issued and outstanding capital stock entitled to vote.

Advance notice requirements for stockholder proposals and director nominations

Santa Maria Energy Corporation’s bylaws provide that stockholders seeking to bring business before its annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to Santa Maria Energy Corporation’s principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the scheduled date of the annual meeting of stockholders. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of stockholders is given, a stockholder’s notice shall be timely if delivered to Santa Maria Energy Corporation’s principal executive offices not later than the 10th day following the day on which public announcement of the date of Santa Maria Energy Corporation’s annual meeting of stockholders is first made or sent by Santa Maria Energy Corporation. Santa Maria Energy Corporation’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude Santa Maria Energy Corporation’s stockholders from bringing matters before Santa Maria Energy Corporation’s annual meeting of stockholders or from making nominations for directors at Santa Maria Energy Corporation’s annual meeting of stockholders.

Authorized but unissued shares

Santa Maria Energy Corporation’s authorized but unissued common stock is available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render it more difficult or discourage an attempt to obtain control of Santa Maria Energy Corporation by means of a proxy contest, tender offer, merger or otherwise.

Forum Selection

Santa Maria Energy Corporation’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by its stockholders, which would limit its stockholders’ ability to choose the judicial forum for disputes with Santa

Maria Energy Corporation or its directors, officers or other employees. Any person or entity purchasing or otherwise acquiring any interest in Santa Maria Energy Corporation’s common stock is deemed to have received notice of and consented to the foregoing provision. Although Santa Maria Energy Corporation believes this choice of forum provision provides benefits by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Santa Maria Energy Corporation and its directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the choice of forum provisions contained in the certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Santa Maria Energy Corporation may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition and results of operations.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Hyde Park

The following table sets forth information regarding the beneficial ownership of Hyde Park common stock as of the record date by:

•	each person known by Hyde Park to be the beneficial owner of more than 5% of Hyde Park’s outstanding shares of common stock either on the record date or after the consummation of the merger;

•	each of Hyde Park’s current executive officers and directors; and

•	all of Hyde Park’s current executive officers and directors as a group.

Prior to the special meeting, the Hyde Park sponsors and/or their affiliates may engage in public or private market purchases of Hyde Park securities. The ownership percentages listed below do not include any such shares that may be purchased after the record date.

Additionally, at any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Hyde Park or its securities, Hyde Park sponsors and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Hyde Park’s common stock or to not demand conversion rights. The funds for any such purchases will either come from cash available from such purchasing parties or from third-party financing, none of which has been sought at this time. While the exact nature of any such incentives has not been determined as of the date of this joint proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer of shares owned by the Hyde Park sponsors for nominal value. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the IPO shares represented in person or by proxy and entitled to vote at the special meeting vote in favor of the merger proposal and to meet the requirement under the Merger Agreement that Hyde Park shall have at least $40 million of cash in its trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders.

Entering into any such arrangements may have a depressive effect on Hyde Park common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the special meeting. If such transactions are effected, the consequence could be to cause the merger to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the merger proposal and the adjournment proposal and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that Hyde Park would satisfy the condition to Santa Maria Energy’s obligation to consummate the merger that Hyde Park have at least $40 million of cash in its trust account after giving effect to the exercise of conversion rights by Hyde Park stockholders. As of the date of this joint proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Hyde Park will file a Current Report on Form 8-K to disclose arrangements entered into or additional significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Unless otherwise indicated, Hyde Park believes that all persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Beneficial Ownership on Record Date*
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Beneficial Ownership
Directors and Executive Officers:
Laurence S. Levy	767,565	(2)	7.6%
Edward Levy	354,550		3.5%
Mark Dalton	27,770		0.3%
Richard Klapow	27,770		0.3%
Jason Grant	27,770		0.3%
All directors and executive officers as a group (5 persons)	1,205,425		12.0%

Five Percent Holders:
David M. Knott (3)	521,512	(4)	5.2%
TD Asset Management Inc.	720,000	(5)	7.2%
CNH Partners, LLC	1,264,900	(6)	12.6%
Fir Tree Inc.	742,500	(7)	7.4%
Castle Creek Arbitrage, LLC	735,000	(8)	7.3%
AQR Diversified Arbitrage Fund	1,390,000	(9)	13.8%
Polar Securities, Inc.	622,188	(10)	6.2%

*	Based upon 10,068,750 shares of Hyde Park common stock outstanding on , 2014, the record date for the special meeting.
(1)	Unless otherwise indicated, the business address of each of the individuals is 500 Fifth Avenue, 50th Floor, New York, New York 10110.
(2)	Includes certain shares held by NMJ Trust II and The Springbok Irrevocable Trust, trusts established for the benefit of Mr. Levy’s minor children.
(3)	The business address of Mr. Knott is c/o Dorsett Management Corporation, 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.
(4)	Includes (a) 219,102 shares held by Knott Partners, LP, (b) 124,250 shares held by Knott Partners Offshore Master Fund, L.P. and (c) 65,919 shares held by Shoshone Partners, L.P. Mr. Knott controls such entities and therefore exercises voting and dispositive power over the shares held by such entities.
(5)	TD Asset Management Inc., with its principal business office located at Canada Trust Tower, BCE Place, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2, is a wholly-owned subsidiary of TD Bank Financial Group. Information respecting TD Asset Management Inc. was derived from a Schedule 13G filed on August 15, 2012.
(6)	The principal business office of CNH Partners, LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830. Information respecting CNH Partners, LLC was derived from a Schedule 13G filed on September 6, 2012.
(7)	Includes shares held by Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”). Fir Tree Inc. is the investment manager of each of Fir Tree Value and Fir Tree Capital. The principal business office of Fir Tree Value and Fir Tree Capital is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Box 31106, Grand Cayman KY1-1205, Cayman Islands. The principal business office of Fir Tree Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. Information respecting Fir Tree Inc., Fir Tree Value and Fir Tree Capital was derived from a Schedule 13G filed on August 10, 2012.
(8)	Represents shares beneficially owned by Castle Creek Arbitrage, LLC by virtue of its investment decision and voting authority granted by its clients. Information respecting Castle Creek Arbitrage, LLC was derived from a Schedule 13G filed on February 12, 2013.
(9)	Includes shares held by AQR Diversified Arbitrage Fund, which AQR Capital Management, LLC serves as investment manager. Information respecting AQR Capital Management, LLC was derived from a Schedule 13G filed on February 11, 2014.
(10)	Includes shares held by North Pole Capital Master Fund, which Polar Securities, Inc. serves as investment advisor. The business address of Polar Securities, Inc. is 401 Bay Street, Suite 1900, P.O. Box 19, Toronto, Ontario, MSH 2V4, Canada. Information respecting Polar Securities, Inc. was derived from a Schedule 13G filed on February 14, 2014.

Hyde Park’s sponsors (including the founders’ shares) beneficially own approximately 25.5% of Hyde Park’s issued and outstanding shares of common stock. Because of the ownership block held by Hyde Park’s sponsors, such individuals may be able to effectively exercise influence over all matters requiring approval by Hyde Park’s stockholders, including the election of directors and approval of significant corporate transactions other than approval of its initial business combination.

All of the founders’ shares outstanding prior to Hyde Park’s initial public offering were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, to be held until one year after the date of the consummation of its initial business combination or earlier if, subsequent to its initial business combination, (1) with respect to 50% of the founders’ shares, the last sales price of Hyde Park’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after its initial business combination and with respect to the remaining 50% of the founders’ shares, the last sales price of Hyde Park’s common stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after its initial business combination or (2) Hyde Park consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Hyde Park’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

During the escrow period, the holders of these shares may not sell or transfer their securities except (1) amongst themselves, to Hyde Park’s officers, directors and employees, to a holder’s affiliates or its members upon its liquidation, (2) to relatives and trusts for estate planning purposes, (3) by virtue of the laws of descent and distribution upon death, (4) pursuant to a qualified domestic relations order, (5) by certain pledges to secure obligations incurred in connection with purchases of Hyde Park’s securities or (6) by private sales made at or prior to the consummation of its initial business combination at prices no greater than the price at which the shares were originally purchased, in each case where the transferee agrees to the terms of the escrow agreement, but will retain all other rights as Hyde Park’s stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If Hyde Park is unable to effect a business combination and liquidate, there will be no liquidation distribution with respect to the founders’ shares.

Hyde Park’s sponsors have agreed not to transfer, assign or sell any of the sponsors’ shares, purchased in the private placement that took place simultaneously with its initial public offering, until 30 days after the consummation of its initial business combination.

In order to meet Hyde Park’s working capital needs, Hyde Park’s sponsors, including Hyde Park’s officers and directors, may, but are not obligated to, loan it funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of its initial business combination, without interest, or, at the lender’s discretion, the notes may be converted into shares of common stock at a price of $10.00 per share. If Hyde Park does not complete a business combination, the loans will be forgiven.

Security Ownership of Certain Beneficial Owners and Management of Santa Maria Energy

As of February 14, 2014, there were 121 holders of common units, two holders of preferred units and one holder of profits interest units in Santa Maria Energy. The following table sets forth information regarding the beneficial ownership of each class of Santa Maria Energy membership interests as of the record date by:

•	each person known by Santa Maria Energy to be the beneficial owner of more than 5% of any class of Santa Maria Energy’s outstanding membership interests on the record date;

•	each of Santa Maria Energy’s current executive officers and managers; and

•	all of Santa Maria Energy’s current executive officers and managers as a group.

Unless otherwise indicated, Santa Maria Energy believes that all persons named in the table below have sole voting and investment power with respect to all membership interests beneficially owned by them. Furthermore, unless otherwise noted, the mailing address of each person or entity named in the table is 2811 Airpark Drive, Santa Maria Energy, California, 93455.

	Beneficial Ownership on Record Date*
Name and Address of Beneficial Owner	Amount of Preferred Units Beneficially Owned	Approximate Percentage of Preferred Units Beneficially Owned	Amount of Common Units Beneficially Owned	Approximate Percentage of Common Units Beneficially Owned	Amount of Profits Interests Units Beneficially Owned	Approximate Percentage of Profits Interests Units Beneficially Owned
Managers and Executive Officers:
David Pratt (1)	—	—	381,520	0.8%	—	—
Ramon Elias (2)	—	—	5,508,580	11.0%	—	—
Kevin McMillan	—	—	—	—	1,000,000	100%
Beth Marino	—	—	—	—	—	—
Kevin Yung	—	—	—	—	—	—
Richard R. Powell Jr. (3)	—	—	8,437,793	16.9%	—	—
John Piedmonte Jr. (4)	—	—	3,227,889	6.5%	—	—
William Boss	—	—	—	—	—	—
William Dell’Orfano (5)	—	—	2,475,223	5.0%	—	—
Michael Prats (6)	—	—	1,361,867	2.7%	—	—
Charles Yates III	—	—	—	—	—	—
David Iverson	—	—	—	—	—	—
All managers and executive officers as a group (twelve persons)			21,392,872	42.9%

Five Percent Holders:
Kayne Anderson Energy Fund IV QP, L.P. (7)	48,857	97.2%	14,442,302	28.9%	—	—
Kayne Anderson Energy Fund IV, L.P. (7)	1,413	2.8%	419,855	0.8%	—	—
Richard R. Powell Jr. (3)	—	—	8,437,793	16.9%	—	—
Odalmira A. Elias Family LLC	—	—	5,508,580	11.0%	—	—

*	Based upon 50.0 million common units and 1.0 million profits interest units outstanding on , 2014, the record date for the special meeting.
(1)	Includes 381,520 units held by OSO Energy, LLC. Mr. Pratt controls this entity and therefore exercises voting and dispositive power over the units held by such entity.
(2)	Includes 5,508,580 units held by Odalmira A. Elias Family LLC. Mr. Elias controls this entity and therefore exercises voting and dispositive power over the units held by such entity.
(3)	Includes 7,255,593 units held Daystar Resources Ltd. and 1,182,200 units held by Weststar Resources LLC. Mr. Powell controls such entities and therefore exercises voting and dispositive power over the units held by such entities.
(4)	Includes 671,396 units held by Westside Exploration, LLC, 710,799 units held by Bluegrass Partners II, 1,214,409 held by Bluegrass Partners III and 631,285 units held by Cobia Partners, LLC. Mr. Piedmonte controls such entities and therefore exercises voting and dispositive power over the units held by such entities.

(5)	Includes 40,928 units held by Sector Opportunity Fund I., L.P. and 2,434,295 units held by Sector Pacific, LLC. Mr. Dell’Orfano controls such entities and therefore exercises voting and dispositive power over the units held by such entities.
(6)	Includes 1,361,867 units held by Prats Resources, L.P. Mr. Prats controls this entity and therefore exercises voting and dispositive power over the units held by such entity.
(7)	Kayne Anderson Energy Fund IV QP, L.P. and Kayne Anderson Energy Fund IV, L.P. are managed, with discretion to purchase or sell securities, by controlled affiliates of Kayne Anderson Capital Advisors, L.P., as a registered investment adviser. Richard A. Kayne is the controlling owner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the named limited partnerships. Kayne Anderson Capital Advisors, L.P. disclaims beneficial ownership of the units reported, except those units attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the units reported, except those units held by him or attributable to him by virtue of his limited partnership interests in the limited partnerships and his indirect interest in the interest of Kayne Anderson Capital Advisors, L.P. in the limited partnerships. The address of Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne is 1800 Avenue of the Stars, Third Floor, Los Angeles, California 90067.

Beneficial Ownership of Santa Maria Energy Corporation Stock

The following table and accompanying footnotes set forth as of                         , 2014 the shares of Santa Maria Energy Corporation common stock expected to be owned after the merger by (i) each person who is known by Hyde Park or Santa Maria Energy who will own beneficially more than 5% of Santa Maria Energy Corporation common stock, (ii) each member of, or nominee to, the board of directors of Santa Maria Energy Corporation, (iii) each of the named executive officers of Santa Maria Energy Corporation, and (iv) all members of the board of directors and the named executive officers of Santa Maria Energy Corporation, as a group.

Except as otherwise indicated, the holders listed in the table below have sole voting and investment powers with respect to the shares indicated.

	Shares of Santa Maria Energy Corporation Common Stock Beneficially Owned After the Merger Assuming No Conversion		Shares of Santa Maria Energy Corporation Common Stock Beneficially Owned After the Merger Assuming Maximum Conversion		Shares of Santa Maria Energy Corporation Common Stock Beneficially Owned After the Merger Assuming No Conversion and Minimum Private Equity Financing		Shares of Santa Maria Energy Corporation Common Stock Beneficially Owned after the Merger Assuming Maximum Conversion and Maximum Private Equity
Name and Address of Beneficial Owner	Number	Percentage (*)	Number	Percentage (*)	Number	Percentage (*)	Number	Percentage (*)
Santa Maria Energy Corporation Directors and Executive Officers:
David Pratt (1)	109,001	0.4%	109,001	0.5%	109,001	0.3%	109,001	0.3%
Ramon Elias (2)	1,573,802	6.0%	1,573,802	7.0%	1,573,802	4.8%	1,573,802	4.8%
Kevin McMillan	—	—	—	—	—	—	—	—
Beth Marino	—	—	—	—	—	—	—	—
Kevin Yung	—	—	—	—	—	—	—	—
Laurence S. Levy	767,565	2.9%	767,565	3.4%	767,565	2.9%	767,565	2.9%
Edward Levy	354,550	1.4%	354,550	1.6%	354,550	1.1%	354,550	1.1%
David Iverson	—	—	—	—	—	—	—	—
Richard R. Powell Jr. (3)	2,410,678	9.2%	2,410,678	10.8%	2,410,678	7.3%	2,410,678	7.3%
Charles Yates III	—	—	—	—	—	—	—	—

All directors and executive officers of Santa Maria Energy Corporation as a group (ten persons)	5,215,596	19.9%	5,215,596	23.3%	5,215,596	16.4%	5,215,596	16.4%

Santa Maria Energy Corporation Five Percent Holders:
CNH Partners, LLC	1,264,900	4.8%	1,264,900	5.6%	1,264,900	3.8%	1,264,900	3.8%
AQR Diversified Arbitrage Fund	1,390,000	5.3%	1,390,000	6.2%	1,390,000	4.2%	1,390,000	4.2%
Kayne Anderson Energy Fund IV QP, L.P. (4)	5,819,484	22.3%	5,819,484	26.0%	5,819,484	17.7%	5,819,484	17.7%
Richard R. Powell Jr. (3).	2,410,678	9.2%	2,410,678	10.8%	2,410,678	7.3%	2,410,678	7.3%
Odalmira A. Elias Family LLC	1,573,802	6.0%	1,573,802	7.0%	1,573,802	4.8%	1,573,802	4.8%

*	Based upon and shares of Santa Maria Energy Corporation common stock outstanding as of the consummation of the merger, assuming that Hyde Park Stockholders exercise no conversion rights and the maximum conversion rights, respectively.

(1)	Includes shares held by OSO Energy, LLC. Mr. Pratt controls this entity and therefore exercises voting and dispositive power over the shares held by such entity.
(2)	Includes shares held by Odalmira A. Elias Family LLC. Mr. Elias controls this entity and therefore exercises voting and dispositive power over the shares held by such entity.
(3)	Includes shares held by Daystar Resources Ltd. and shares held by Weststar Resources LLC. Mr. Powell controls such entities and therefore exercises voting and dispositive power over the shares held by such entities.
(4)	Kayne Anderson Energy Fund IV QP, L.P. and Kayne Anderson Energy Fund IV, L.P. are managed, with discretion to purchase or sell securities, by controlled affiliates of Kayne Anderson Capital Advisors, L.P., as a registered investment adviser. Richard A. Kayne is the controlling owner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the named limited partnerships. Kayne Anderson Capital Advisors, L.P. disclaims beneficial ownership of the units reported, except those units attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the units reported, except those units held by him or attributable to him by virtue of his limited partnership interests in the limited partnerships and his indirect interest in the interest of Kayne Anderson Capital Advisors, L.P. in the limited partnerships. The address of Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne is 1800 Avenue of the Stars, Third Floor, Los Angeles, California 90067.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Hyde Park Transactions

In August 2012, Hyde Park’s sponsors purchased, pursuant to a written subscription agreement, an aggregate of 693,750 sponsors’ shares (for a total purchase price of $6,937,500) from Hyde Park. These purchases took place in a private placement simultaneously with the consummation of Hyde Park’s IPO. The sponsors’ shares are identical to the shares sold in its initial public offering. Hyde Park’s sponsors agreed not to transfer, assign or sell any of the sponsors’ shares (except to certain permitted transferees) until 30 days after the consummation of Hyde Park’s initial business combination.

In September 2012, Hyde Park’s sponsors forfeited an aggregate of 281,250 founders’ shares as a result of the underwriters of Hyde Park’s initial public offering not exercising their over-allotment option. Such shares were immediately cancelled, and Hyde Park recorded a reduction to common stock for the par value of such shares, or approximately $28, and a corresponding increase to additional paid-in capital.

The following table sets forth the names of Hyde Park’s sponsors and the number of shares owned by each such sponsor following the sponsor share purchases and founder share forfeitures noted above:

Name	Number of Shares
Laurence S. Levy	217,391
NMJ Trust II	217,391
The Springbok Irrevocable Trust	332,783
Edward Levy	354,550
Walter McLallen	29,233
Knott Partners, LP	219,102
Knott Partners Offshore Master Fund, L.P.	124,250
Shoshone Partners, L.P.	65,919
David M. Knott	112,241
Matt Campbell	140,301
Greg Rice	37,413
Steve Tananbaum	317,432
Calm Waters Partnership	58,783
Shelley Bergman	47,027
Richard Shuster	52,905
Gregory Weiss	5,878
1837 Partners LP	25,193
1837 Partners QP, LP	20,519
1837 Partners Ltd.	13,071
Barkley J. Stuart Revocable Trust	23,515
Diamond Jack Irrevocable Trust	23,513
Nicola Ziman	23,515
James Greenberg	23,515
Richard Klapow	27,770
Jason Grant	27,770
Mark Dalton	27,770

Total	2,568,750

In order to meet Hyde Park’s working capital needs, Hyde Park’s sponsors, officers and directors may, but are not obligated to, loan Hyde Park funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of its initial business combination, without interest, or, at the lender’s discretion, the notes may be converted into shares of common stock at a price of $10.00 per share. If Hyde Park does not complete a business combination, the loans will be forgiven.

The holders of the sponsors’ shares and any shares Hyde Park’s sponsors, officers, directors or their affiliates may be issued in payment of working capital loans made to Hyde Park are entitled to registration rights pursuant to a registration rights agreement entered into on August 1, 2012. The holders of a majority of these securities are entitled to make up to two demands that Hyde Park register such securities. The holders of the majority of the founders’ shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the sponsors’ shares or shares issued in payment of working capital loans made to Hyde Park can elect to exercise these registration rights at any time after Hyde Park consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to Hyde Park’s consummation of its initial business combination. Hyde Park will bear the expenses incurred in connection with the filing of any such registration statements.

The Merger Agreement provides that Santa Maria Energy Corporation will enter into a registration rights agreement with certain investors, including Laurence S. Levy and Edward Levy. For additional information regarding the proposed terms of the registration rights agreement, see “Merger Agreement—Registration Rights”

Prior to Hyde Park’s initial public offering, Laurence S. Levy and Edward Levy had loaned to Hyde Park an aggregate of $100,000 to cover expenses related to Hyde Park’s initial public offering. The loans were payable without interest on the earlier of (i) April 27, 2013, (ii) the date on which Hyde Park consummated its initial public offering or (iii) the date on which Hyde Park determines not to proceed with the initial public offering. Hyde Park repaid these loans from the proceeds of its initial public offering that were not placed in the trust account.

Commencing on August 1, 2012 through the earlier of Hyde Park’s consummation of an initial business combination or liquidation, ProChannel Management LLC, an affiliate of Laurence S. Levy, has agreed to make available to Hyde Park certain general and administrative services, including office space, utilities and administrative support, as Hyde Park may require from time to time. Hyde Park has agreed to pay ProChannel Management LLC a fee of $10,000 per month for these services. Laurence S. Levy is the owner of the membership interests of ProChannel Management LLC. Accordingly, Laurence S. Levy will benefit from the arrangement to the extent of his interest in ProChannel Management LLC. However, this arrangement is solely for Hyde Park’s benefit and is not intended to provide Laurence S. Levy compensation in lieu of a salary. Hyde Park believes, based on rents and fees for similar services in the New York City metropolitan area, that the fee charged by ProChannel Management LLC is at least as favorable as it could have obtained from an unaffiliated person.

Other than the fees described above, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, have been, or will be, paid to any of Hyde Park’s sponsors, officers, directors or their respective affiliates for services rendered to Hyde Park prior to, or in connection with, the consummation of Hyde Park’s initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Hyde Park’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by Hyde Park.

All ongoing and future transactions between Hyde Park and any of its officers and directors or their respective affiliates are and will be on terms believed by Hyde Park to be no less favorable to it than are available from unaffiliated third parties. Such transactions require prior approval by Hyde Park’s audit committee and a majority of Hyde Park’s disinterested independent directors, in either case who had access, at its expense, to its attorneys or independent legal counsel. Hyde Park will not enter into any such transaction unless its audit committee and a majority of its disinterested independent directors determine that the terms of such transaction are no less favorable to it than those that would be available to it with respect to such a transaction from unaffiliated third parties.

Hyde Park Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Hyde Park directors, officers and persons owning more than 10% of Hyde Park common stock to file reports of ownership and changes of ownership with the SEC. Based on its review of the copies of such reports furnished to Hyde Park, or representations from certain reporting persons that no other reports were required, Hyde Park believes that all applicable filing requirements were complied with during the fiscal year ended December  31, 2012.

Certain Santa Maria Energy Transactions

Sector Note

In 2010, Santa Maria Energy assumed a limited recourse debt obligation of CILLC in the aggregate principal amount of $1.8 million (the “Sector Note”) payable to Sector Capital Corporation (“Sector”). The President of Sector, William Dell’Orfano, serves on the board of managers of Santa Maria Energy. The debt obligation was secured by a lien on the working interests contributed by CILLC, which included a 21.7% working interest in NW Casmalia field and 2.7% working interest in each of Orcutt Diatomite and Orcutt Monterey field. The terms of the transaction with CILLC provided that CILLC (through its members) was to remain primarily liable for the Sector Note.

In March 2011, Santa Maria Energy, after receiving payments totaling approximately $1.8 million from CILLC members pursuant to a special capital call, reduced the outstanding loan to Sector to $0.3 million and Sector released approximately 17.4% of the working interest in the NW Casmalia field and 2.2% of working interest in the Orcutt fields from lien. Santa Maria Energy also agreed with Sector to extend the maturity of the loan for the remaining balance to December 21, 2011. Subsequently, in December 2011, Santa Maria Energy issued a second capital call for the payoff of the remaining amount under the loan. After receiving payments from two members, Santa Maria Energy paid down approximately $0.1 million in additional principal and received a release of approximately 4.0% of the working interests securing the loan. The maturity date for the remaining balance was extended to December 21, 2012.

In November 2012, Santa Maria Energy was notified by Sector that as a result of an Internal Revenue Service (“IRS”) audit it had determined that the amount of interest outstanding was understated pursuant to an error in payoff demand statement delivered to Santa Maria Energy in April 2011. As a result, Sector is claiming additional interest of $48,590. Santa Maria Energy notified Sector that it rejects any responsibility for this amount.

Santa Maria Energy opted to not pay the outstanding balance of this note on behalf of the non-paying CILLC members at December 31, 2012. Subsequently, Sector declared the unpaid loan in default in January 2013.

In November 2013, the Kayne Investors paid the remaining balance due on the Sector Note on behalf of the non-paying former members of CILLC. In exchange for making such payment, the Kayne Investors received 196,263 common units (0.38% of outstanding Santa Maria Energy common units) that were forfeited by the non-paying members of CILLC in accordance with an agreed upon formula.

Office Space Lease

On May 18, 2011, Santa Maria Energy entered into a five-year office space lease agreement with The Pope Group, LLC (“Pope Group”), a related party. Three of the members of the Pope Group are affiliates of members of the Santa Maria Energy board of managers: David Pratt, William Dell’Orfano and Ramon Elias. Only David Pratt will continue as a director of Santa Maria Energy Corporation. In connection with the lease, Santa Maria Energy paid $100,000 for the option to purchase the property during the option period of June 1, 2012 through May 31, 2017. The option is recorded in prepaid and other current assets. Total office space lease payments to the Pope Group were $278,400 during the year ended December 31, 2013.

Santa Maria Energy amended this lease in July 2012 to provide relief on rent payments. Santa Maria Energy maintained its monthly lease payments of $21,600 for the twelve month period beginning June 1, 2012. In exchange, Santa Maria Energy agreed to a lump sum payment of $98,700 in 2016. Santa Maria Energy also leased office space in Santa Maria, California under a non-cancelable agreement that expired on June 30, 2012.

In June 2013, Santa Maria Energy and Pope Group entered into a second amendment to this lease. Pope Group agreed to reduce the base rent to $24,000/month (from $36,000/month) for the period of June 1, 2013 to May 31, 2014. In exchange, Santa Maria Energy agreed to extend the term of the lease by two years and agreed to a proportional increase in the payment due upon the Santa Maria Energy’s exercise of its option to purchase.

Rent expense amounted to $467,200, $477,245 and $357,013 for the years ended December 31, 2013, 2012 and 2011, respectively.

Certain Diatomite Leases

Certain of the leases held by Santa Maria Energy in the NW Casmalia Diatomite leasehold are owned by certain Founder and manager affiliates (Richard Powell, Jr., Taratrey Investments, LLC; Michael Prats, Prats Resources, L.P.; and Ramon Elias, Odalmira A. Elias Family LLC), including the Stokes Leases (covering approximately 503 acres) and the Goodwin Leases (covering approximately 547 acres).

Rent expense amounted to $10,947, $77,582 and $47,366 for the years ended December 31, 2013, 2012 and 2011, respectively.

Transactions with Kayne Investors

Preferred Units. As of December 31, 2012, the Kayne Investors had invested $50 million and, as of December 31, 2013, own 50,000 preferred units and approximately 30% of the common units of Santa Maria Energy. Under the terms of the Santa Maria Energy organizational documents, the Kayne Investors may designate two members of the board of managers and they have appointed David Iverson and Charles Yates III as their representatives.

In May 2011, Santa Maria Energy entered into a letter agreement with Kayne Investors whereby Santa Maria Energy agreed to draw $15 million of the preferred units immediately in exchange for a revised conversion factor for common units. The Kayne Investors received new common units representing approximately 4.1% of the outstanding Santa Maria Energy common units for this investment. Under the old conversion factor, the Kayne Investors would have received slightly above 11% of the outstanding Santa Maria Energy common units.

As holders of the preferred units of Santa Maria Energy, the Kayne Investors earn a preferred return (“Preferred Return”) equal to the aggregate interest (8% per annum), accruing daily and compounding quarterly from date of initial investment, on the Preferred Undistributed Capital, which is defined as the sum of the aggregate capital contributions plus any Preferred Return that has not been distributed to the Kayne Investors.

After December 16, 2010 and until December 16, 2016, Santa Maria Energy possesses an exclusive, one-time option to redeem in cash all the outstanding preferred units at a redemption price equal to the Preferred Undistributed Capital (as defined in Santa Maria Energy’s limited liability company agreement). If Santa Maria Energy elects to exercise its redemption rights during this period, the Kayne Investors shall retain their common units. Additionally, the Kayne Investors have the option exercisable at any time after the first anniversary of the full redemption of the preferred units to require Santa Maria Energy to purchase its common units for a cash price equal to eighty percent (80%) of fair value as determined in accordance with the terms of Santa Maria Energy’s limited liability company agreement. Upon December 16, 2016, the Kayne Investors will have an option to redeem the preferred units for a cash redemption price equal to the Preferred Undistributed Capital. The cash redemption price is payable within 60 days of written notice of redemption by the Kayne Investors. For any redemption after December 16, 2016, the Kayne Investors will retain their common units without an option to require Santa Maria Energy to purchase their common units.

In conjunction with the changes to be made to Santa Maria Energy’s senior credit facility, the Kayne Investors agreed to move the date of redemption of the Santa Maria Energy preferred units from December 2014 to March 2015. This modification was reflected in an amendment to Santa Maria Energy’s limited liability company agreement in November 2013.

In connection with the merger, the Kayne Investors will exchange their Santa Maria Energy preferred units for preferred stock of Santa Maria Energy Corporation. The Kayne Investors will also receive 1,599,695 shares Santa Maria Energy Corporation common stock in lieu of accrued dividends on their preferred units.

Kayne Guaranty. On November 9, 2012, Santa Maria Energy entered into an amended and restated $50,000,000 senior credit facility with Mutual of Omaha, its senior lender. The senior credit facility provides an available loan amount to Santa Maria Energy of $20.0 million, subject to periodic redeterminations. The original available amount was supported by a borrowing base of $9.0 million (based on Santa Maria Energy’s Monterey and Diatomite reserves) and an $11 million guaranty from the Kayne Investors (the “Kayne Guaranty”). In exchange for posting of the Kayne Guaranty, Santa Maria Energy agreed to the following terms with the Kayne Investors: (1) payment of a $1.5 million fee (the “Kayne Guaranty Fee”); and (2) if the Kayne Guaranty is called by the senior lender, (i) the Kayne Investors shall have the right to elect a majority to Santa Maria Energy’s board of managers and (ii) Santa Maria Energy shall execute a note payable to the Kayne Investors for the amount paid pursuant to the Kayne Guaranty, which will accrue interest at 12% per annum. Mutual of Omaha has the right to call upon the Kayne Guaranty on the earliest of (i) maturity or acceleration of the facility, (ii) violation of certain debt covenants, and (iii) December 31, 2013. In June 2013, the Kayne Guaranty was reduced to $10.0 million due to an increase in the borrowing base reserves.

On December 11, 2013, Santa Maria Energy entered into a second amendment to its senior credit facility whereby (i) the borrowing base of the senior credit facility was increased to $13.0 million (based on Santa Maria Energy’s Monterey and Diatomite reserves) and (ii) full credit was given for the original $11.0 million Kayne Guaranty. This increased the amount available under the senior credit facility to $24.0 million. Also, the senior lender’s right to call upon the Kayne Guaranty was extended from December 31, 2013 to May 31, 2014.

The Kayne Investors have agreed to accept 142,850 shares Santa Maria Energy Corporation common stock in lieu of Kayne Guaranty Fee.

Kayne Investors Voting and Support Agreement

As a condition for Hyde Park to enter into the Merger Agreement, the Kayne Investors entered into a voting and support agreement whereby the Kayne Investors agreed to vote their Santa Maria Energy common and preferred units in favor of the merger and any other proposal necessary to the consummation of the transactions contemplated by the Merger Agreement. The Kayne Investors also agreed to vote against any action or agreement that would materially impede the transactions contemplated by the Merger Agreement.

Santa Maria Energy Corpo ration Related Party Transaction Policy

The board of directors of Santa Maria Energy Corporation will adopt a related party transactions policy in connection with the consummation of the merger that will provide that the board of directors of Santa Maria Energy Corporation or its authorized committee will periodically review all related party transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of Santa Maria Energy Corporation or its authorized committee considers ratification of a related party transaction and determines not to so ratify, the code of business conduct and ethics will provide that Santa Maria Energy Corporation’s management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the board of directors of Santa Maria Energy Corporation or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to Santa Maria Energy Corporation as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related party is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the consummation of the merger, and as a result, the transactions described in the section entitled “The Merger” were not reviewed under this policy. Although the transactions described above were not reviewed under such policy and prior to the consummation of the merger Santa Maria Energy Corporation did not have a formal related party transactions policy, Santa Maria Energy Corporation believes that the terms of its initial agreements with related parties will be generally no less favorable to it than those that could have been negotiated with unaffiliated third parties with respect to similar services. Santa Maria Energy Corporation’s belief is based on a review of comparable agreements entered into by other similarly situated companies.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material United States federal income tax consequences of the merger that may be relevant to U.S. holders of Hyde Park common stock and Santa Maria Energy common units who receive Santa Maria Energy Corporation common stock pursuant to the merger. This summary is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Subject to the qualifications, assumptions and limitations contained herein, the statements of law and legal conclusions contained under this caption “Material United States Federal Income Tax Consequences of the Merger” regarding the material United States federal income tax consequences of the merger, constitute the opinion of each of Katten Muchin Rosenman LLP and Latham & Watkins LLP, respectively. These opinions are not binding on the IRS or any court, and no ruling from the IRS has been or will be requested. Accordingly, there can be no assurance that the IRS will not challenge the conclusions stated below and such contrary position could be sustained by a court.

This summary is limited to holders who hold their Hyde Park common stock or Santa Maria Energy common units, as applicable, as capital assets (generally, property held for investment). In addition, this summary does not address any United States federal estate or gift tax consequences, nor any state, local or foreign tax consequences, of the merger, and this summary does not address the tax consequences to holders of Hyde Park common stock who exercise appraisal rights under the DGCL. This summary also does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	Banks, insurance companies or other financial institutions;

•	Broker-dealers;

•	Traders;

•	United States expatriates;

•	Tax-exempt organizations;

•	Persons who are subject to alternative minimum tax;

•	Persons that are or are holding Hyde Park common stock or Santa Maria Energy common units through, partnerships, S-corporations or other pass-through entities;

•	Persons who hold their shares of Hyde Park common stock or Santa Maria Energy common units, as applicable, as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	Persons deemed to sell their Hyde Park common stock or Santa Maria Energy common units, as applicable, under the constructive sale provisions of the Code;

•	Persons that have a functional currency other than the United States dollar;

•	Persons who acquired their Hyde Park common stock or Santa Maria Energy common units, as applicable, upon the exercise of stock options or otherwise as compensation;

•	Holders of Santa Maria Energy preferred units that receive Santa Maria Energy Corporation preferred stock in the merger; or

•	Persons that are not U.S. holders, as defined below.

This summary does not purport to be a complete analysis of the potential tax considerations relating to the transaction or the issuance of Santa Maria Energy Corporation common stock to holders of Hyde Park common stock or Santa Maria Energy common units, as applicable, and is not tax advice. Therefore, you are urged to consult your tax advisors with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the merger arising under the federal estate or gift tax rules, the laws of any state, local, foreign or other taxing jurisdiction or any applicable tax treaty.

For purposes of this discussion, a “U.S. holder” means a beneficial holder of Hyde Park common stock or Santa Maria Energy common units, as applicable, that is:

•	A citizen or resident of the United States;

•	A corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any State or the District of Columbia;

•	An estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	A trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered U.S. holders for federal income tax purposes.

Tax Opinions

Hyde Park and Santa Maria Energy intend for the merger to constitute an exchange pursuant to Section 351 of the Code. It is a condition to the closing of the merger that Katten Muchin Rosenman LLP and Latham & Watkins LLP deliver opinions, dated as of the closing, to Hyde Park and Santa Maria Energy, respectively, to the effect that the merger will constitute an exchange pursuant to Section 351 of the Code. If the conditions relating to the receipt of these opinions are waived, this joint proxy statement/prospectus will be amended and recirculated and stockholder approval will be resolicited.

The opinions referred to above of Katten Muchin Rosenman LLP counsel to Hyde Park, and Latham & Watkins LLP counsel to Santa Maria Energy, will be based on U.S. federal income tax law in effect as of the date of these opinions. In rendering the opinions, Katten Muchin Rosenman LLP and Latham & Watkins LLP will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and the consummation of the merger strictly in accordance with the merger agreement and the registration statement. These opinions will also rely on certain representations and covenants of the management of Hyde Park and Santa Maria Energy and will assume that these representations are true, correct and complete without regard to any knowledge limitation, and that these covenants will be complied with. If any of these assumptions or representations are inaccurate in any way, or any of the covenants are not complied with, these opinions could be adversely affected. These tax opinions are not binding on the IRS or any court. In addition, no ruling from the IRS has been or will be requested regarding the U.S. federal income tax consequences of the merger. Accordingly, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described therein and that such contrary position could be sustained by a court.

U.S. holders Receiving Santa Maria Energy Corporation Common Stock

The exchange of Hyde Park common stock or Santa Maria Energy common units, as applicable, for Santa Maria Energy Corporation common stock will qualify as an “exchange” within the meaning of Section 351(a) of the Code. As a result, U.S. holders who receive Santa Maria Energy Corporation common stock in exchange for their Hyde Park common stock or Santa Maria Energy common units, as applicable, in the merger will not recognize gain or loss as a result of the exchange. Under this treatment, such U.S. holder’s adjusted tax basis in the Santa Maria Energy Corporation common stock received will be equal to the holder’s adjusted tax basis in the Hyde Park common stock or Santa Maria Energy common units, as applicable, surrendered, and the holder’s holding period for such Santa Maria Energy Corporation common stock will include the holder’s holding period for such Hyde Park common stock or Santa Maria Energy common units, as applicable.

Every “significant transferor,” as defined below, pursuant to a Section 351 exchange must include a statement on or with such transferor’s income tax return for the taxable year of the Section 351 exchange. The statement must include (1) the name and employer identification number (if any) of the transferee corporation; (2) the date(s) of the transfer(s) of assets; (3) the aggregate fair market value and basis, determined immediately before the exchange, of the property transferred by such transferor in the exchange; and (4) the date and control number of any private letter ruling(s) issued by the IRS in connection with the Section 351 exchange. A significant transferor is a person that transferred property to a corporation and received stock of the transferee corporation in a Section 351 exchange if, immediately after the exchange, such person— (i) owned at least five percent (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. Hyde Park and Santa Maria Energy expect that common stock of Santa Maria Energy Corporation will be publicly traded.

Conversion Rights of Hyde Park Stockholders

In the event that a U.S. holder exercises his, her or its conversion rights with respect to his, her or its Hyde Park common stock as described in this joint proxy statement/prospectus, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such common stock or whether the U.S. holder will be treated as receiving a corporate distribution. Whether the redemption qualifies for sale treatment will depend largely on the total number of shares of Hyde Park common stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder) relative to all of shares of Hyde Park common stock both before and after the redemption. The redemption of common stock generally will be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interests in Hyde Park or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of Hyde Park common stock that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of Hyde Park’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of common stock must, among other requirements, be less than 80 percent of the percentage of Hyde Park’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all the shares of Hyde Park common stock actually and constructively owned by the U.S. holder are redeemed or all the shares of Hyde Park common stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules and reporting requirements, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the common stock will not be essentially equivalent to a dividend if a U.S. holder’s conversion results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Hyde Park. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Hyde Park will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.

If the redemption qualifies as a sale of common stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of Hyde Park common stock converted. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the conversion. A stockholder’s tax basis in his, her or its shares of Hyde Park common stock generally will equal the cost of such shares.

If the redemption does not qualify as a sale of commons stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Hyde Park common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed common stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or if it has none, to other stock constructively owned by it.

U.S. holders who actually or constructively own five percent (or, if Hyde Park’s common stock is not then publicly traded, one percent) or more of Hyde Park’s common stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of common stock, and such holders should consult with their own tax advisors with respect to their reporting requirements.

COMPARISON OF SECURITYHOLDERS’ RIGHTS

Santa Maria Energy Corporation is incorporated under the laws of the State of Delaware. The following is a comparison of the material rights of the current stockholders of Hyde Park, the members of Santa Maria Energy and the stockholders of Santa Maria Energy Corporation after the merger, under Santa Maria Energy Corporation’s amended and restated certificate of incorporation and the statutory framework in Delaware assuming adoption of the merger proposal.

The following description does not purport to be complete and is qualified by reference to the DGCL and Hyde Park’s amended and restated certificate of incorporation, Santa Maria Energy’s amended and restated limited liability company agreement and Santa Maria Energy Corporation’s amended and restated certificate of incorporation. A copy of Santa Maria Energy Corporation’s amended and restated certificate of incorporation is attached to this joint proxy statement/prospectus as Annex B.

Comparison of Certain Charter Provisions of Hyde Park, Santa Maria Energy and Santa Maria Energy Corporation before and after the merger.

Provision	Santa Maria Energy Amended and Restated Limited Liability Company Agreement	Hyde Park Amended and Restated Certificate of Incorporation	Santa Maria Energy Corporation Certificate of Incorporation
Name of company	Santa Maria Energy Holdings, LLC	Hyde Park Acquisition Corp. II	Santa Maria Energy Corporation

Authorized capital stock or other equity securities

No limit for common units described.

•   50,000 redeemable preferred units.

•   Profits interest units that generally shall not exceed 10% of the total common units outstanding.

•   1,000 phantom equity units which in aggregate equal 10% of Santa Maria Energy’s membership interests.

		51,000,000, of which: • 50,000,000 are shares of common stock, par value $0.0001 per share; and • 1,000,000 are shares of preferred stock, par value $0.0001 per share.	101,000,000 shares, of which: • 100,000,000 are shares of common stock, par value $0.0001 per share; and • 1,000,000 are shares of preferred stock, par value $0.0001 per share.

Board of Directors/Managers	The board of managers has nine managers. The Kayne Investors shall designate two managers (the “Kayne Investor Managers”). The remaining seven managers (the “Majority Managers”) are designated by a majority	The board of directors must have not less than one and not more than nine directors. The exact number is determined from time to time by resolution adopted by a majority of the entire board of directors. Hyde Park currently has six directors.	The board of directors must have not less than three and not more than 15 directors. The exact number is determined from time to time by resolution adopted by a majority of the entire board of directors. Santa Maria Energy Corporation will initially

Provision	Santa Maria Energy Amended and Restated Limited Liability Company Agreement	Hyde Park Amended and Restated Certificate of Incorporation	Santa Maria Energy Corporation Certificate of Incorporation

	of the interests not held by the Kayne Investors.		have seven directors. For so long as the Kayne Investors own shares of preferred stock, they shall have the right to appoint two directors.

Qualification of Directors	None stated.	Directors need not be stockholders.	None stated.

Cumulative voting	None.	None.	None.

Classes of Directors/Managers	After the end of five years from December 16, 2008 (the “Initial Term”), the Majority Managers shall be divided into three classes with three Majority Managers in Class I and two Majority Managers each in Class II and Class III. Each Majority Manager serves for three year terms, except for the first term, in which the Class I, Class II and Class II Majority Managers will hold office for one, two and three years, respectively.	The board of directors is divided into two classes of directors, designated as Class A and Class B. The number of directors in each class shall be as nearly equal as possible. Each director serves for two succeeding annual meetings of stockholders, except for the first year of election, in which Class A and Class B directors will hold office until the first and second annual meeting, respectively.	The board of directors shall be divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class III. Each director serves for three succeeding annual meetings of stockholders, except for the first year of election, in which Class I directors will hold office until the annual meeting in 2015, the Class II directors will hold office until the annual meeting in 2016, and the Class III directors will hold office until the annual meeting in 2017.

Vacancies on the Board	Vacancies due to death, disability, retirement, resignation or removal, with regard to the Kayne Investor Managers and prior to the redemption of the preferred units, shall be filled by the Kayne Investors, and with regard to the Majority Managers before the expiration of the Initial Term, shall be filled by the Founder Investors. Vacancies	Vacancies (unless they are the result of the action of stockholders) and newly-created directorships are filled by the majority vote of the remaining directors in office, even though less than a quorum, or by a sole remaining director. Vacancies that result from the action of stockholders are filled by the stockholders.	Vacancies and newly-created directorships are filled by the majority vote of the remaining directors in office, even though less than a quorum, or by a sole remaining director. Vacancies of directorships appointed by the Kayne investors shall be appointed by the Kayne Investors and shall remain vacant until the Kayne Investors elect a

Provision	Santa Maria Energy Amended and Restated Limited Liability Company Agreement	Hyde Park Amended and Restated Certificate of Incorporation	Santa Maria Energy Corporation Certificate of Incorporation

	from newly-created positions or by death, disability, retirement, resignation or removal of a manager who has not been designated by a member, shall be filled by the board of managers.		director to fill the vacancy.

Securityholder approval of “Merger”	Approval of the merger will require the approval of (1) the members owning a majority of the redeemable preferred units and (2) members owning at least 29% of the aggregate common units	“Business Combination” is subject to approval of a majority of the shares issued in Hyde Park’s initial public offering. If Hyde Park does not consummate a business combination by May 1, 2014, then Hyde Park must take all actions necessary to redeem the IPO shares within ten business days.	Holders of common stock will not have special approval rights over any transactions (subject to the DGCL, applicable securities laws and regulations of any national market on which Santa Maria Energy Corporation’s common stock may be traded in the future).

Annual securityholder meetings	None described.	Date, time and place of the annual meeting is determined by the board of directors.	Date, time and place of the annual meeting is determined by the board of directors.

Amendments to organization documents	Amendments to the amended and restated limited liability company agreement generally must be approved by the written agreement or affirmative vote of the Kayne Investors and members holding a majority of the membership interests.	Amendments to Hyde Park’s certificate of incorporation generally must be approved by the board of directors and by a majority of the outstanding stock entitled to vote on the amendment, and, if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.

Amendments to Santa Maria Energy Corporation’s certificate of incorporation may be enacted by a majority of the board of directors or by two-thirds all of the shares entitled to vote in the election of directors, voting together as a single class.

Bylaws may be amended by the majority vote of either the board of directors or the stockholders.

Provision	Santa Maria Energy Amended and Restated Limited Liability Company Agreement	Hyde Park Amended and Restated Certificate of Incorporation	Santa Maria Energy Corporation Certificate of Incorporation

Exculpation and indemnification of directors, officers and employees

No member, manager or officer of Santa Maria Energy shall have any liability if the act was in good faith and in a manner not reasonably believed to be against Santa Maria Energy’s best interests, or with respect to any criminal action, if they had no reasonable cause to believe the conduct was unlawful.

No indemnification for gross negligence or willful misconduct unless a court determines reasonable entitlement to indemnification.

Indemnification, unless determined by a court, is determined by the board of managers, independent legal counsel directed by the board of managers, or by the members, if the board cannot make the determination.

The board of managers may, from time to time, provide for rights to indemnification of employees and agents to the same extent as provided to members, managers and officers of Santa Maria Energy.

A director may not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

•   for any breach of the director’s duty of loyalty;

•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   under Section 174 of the DGCL; or

•   for any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors must be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Directors and officers (or certain persons serving at the request of Santa Maria Energy Corporation) will be indemnified for expenses, liabilities and losses in connection with their service to the fullest extent allowed by the DGCL as it may be amended from time to time (but only to the extent the amendment or modification allows for greater indemnification than the law provided before the amendment).

OTHER STOCKHOLDER AND UNITHOLDER COMMUNICATIONS

Hyde Park stockholders and interested parties may communicate with Hyde Park’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Hyde Park Acquisition Corp. II, 500 Fifth Avenue, 50th Floor, New York, New York 10110. Following the merger, such communications should be sent in care of Beth Marino, Santa Maria Energy Corporation, 2811 Airpark Drive, Santa Maria, California 93455. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Santa Maria Energy unitholders and interested parties may communicate with Santa Maria Energy’s board of managers or the non-management managers as a group by writing to the board in care of Beth Marino, Santa Maria Energy Holdings, LLC, 2811 Airpark Drive, Santa Maria, California 93455. Following the merger, such communications should be sent in care of Beth Marino, Santa Maria Energy Corporation, 2811 Airpark Drive, Santa Maria, California 93455. Each communication will be forwarded, depending on the subject matter, to the board of managers or all non-management managers.

EXPERTS

The predecessor financial statements for Santa Maria Energy at December 31, 2013 and 2012, and for each of the years then ended, included in this joint proxy statement/prospectus have been audited by Hein & Associates LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein.

The financial statements of Hyde Park Acquisition Corp. ll (a company in the development stage) as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012, the period from February 24, 2011 (inception) through December 31, 2011, and the period from February 24, 2011 (inception) through December 31, 2013 appearing in this prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report, appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an experts in auditing and accounting.

Representatives of Marcum LLP will be present at the stockholder meeting or will be available by telephone with the opportunity to make statements and to respond to appropriate questions.

If the merger is completed, we anticipate that Hein & Associates LLP will audit the financial statements of Santa Maria Energy Corporation for its fiscal year ending December 31, 2013.

Certain estimates of the oil and natural gas reserves of Santa Maria Energy included herein as of December 31, 2012 and 2013 are based on evaluations prepared by Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm. Santa Maria Energy’s estimated proved, probable and possible reserves included herein as of December 31, 2011 were based on evaluations done by Gaffney, Cline & Associates, an independent petroleum engineering firm. Santa Maria Energy’s estimated reserve reports prepared (as applicable) by NSAI or GCA, are filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. These estimates are included herein in reliance on the authority of such firm as an expert in such matters.

DELIVERY OF DOCUMENTS TO HYDE PARK STOCKHOLDERS

Pursuant to the rules of the SEC, Hyde Park and the services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of Hyde Park’s annual report to stockholders and this joint proxy statement/prospectus. Upon written or oral request, Hyde Park will deliver a separate copy of the annual report to stockholders and/or this joint proxy statement/prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that Hyde Park deliver single copies of such documents in the future. Stockholders may notify Hyde Park of their requests by calling or writing Hyde Park at its principal executive offices at 500 Fifth Avenue, 50th Floor, New York, New York 10110 or (212) 644-3450.

DELIVERY OF DOCUMENTS TO SANTA MARIA ENERGY UNITHOLDERS

Pursuant to the rules of the SEC, Santa Maria Energy and the services that it employs to deliver communications to its unitholders are permitted to deliver to two or more unitholders sharing the same address a single copy of each of Santa Maria Energy’s annual report to unitholders and this joint proxy statement/prospectus. Upon written or oral request, Santa Maria Energy will deliver a separate copy of the annual report to unitholder and/or this joint proxy statement/prospectus to any unitholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Unitholders receiving multiple copies of such documents may likewise request that Santa Maria Energy deliver single copies of such documents in the future. Unitholders may notify Santa Maria Energy of their requests by calling or writing Santa Maria Energy at its principal executive offices at 2811 Airpark Drive, Santa Maria, California 93455 or (805) 938-3320.

WHERE YOU CAN FIND MORE INFORMATION ABOUT HYDE PARK

Hyde Park files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by Hyde Park with the SEC at the SEC Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may access information on Hyde Park at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this joint proxy statement/prospectus or any annex to this joint proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant annex or other document filed as an exhibit to this joint proxy statement/prospectus.

All information contained in this document relating to Hyde Park has been supplied by Hyde Park, and all such information relating to Santa Maria Energy has been supplied by Santa Maria Energy. Information provided by one does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the merger, you should contact via phone or in writing:

GLOSSARY

The following terms have the following meanings:

Basin. A large area with a relatively thick accumulation of sedimentary rocks.

Bbl. One stock tank barrel or 42 United States gallons liquid volume.

Bcf. One billion cubic feet.

Boe. Barrels of oil equivalent.

Boed. Barrels of oil equivalent per day.

Bopd. Barrels of oil per day.

Bspd. Barrels of steam per day.

Development well. A well drilled within the proved area of a reservoir to the depth of a stratigraphic horizon known to be productive.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Formation. A stratum of rock that is recognizable from adjacent strata consisting mainly of a certain type of rock or combination of rock types with thickness that may range from less than two feet to hundreds of feet.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

MBbl. One thousand barrels of oil or other liquid hydrocarbons.

MBoe. One thousand barrels of oil equivalent, determined using a ratio of one Bbl of oil, condensate or natural gas liquids to six Mcf.

Mcf. One thousand cubic feet.

Mcfd. One thousand cubic feet per day.

MMcf. One million cubic feet.

MMBbls. One million barrels of oil or other liquid hydrocarbons.

MMBoe. One million barrels of oil equivalent, determined using a ratio of one Bbl of oil, condensate or natural gas liquids to six Mcf.

MMBtu. One million British thermal units, which each unit is the heat required to raise the temperature of a one-pound mass of water from 58.5 degrees to 59.5 degrees Fahrenheit.

MMcf. One million cubic feet.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

Possible reserves. Additional reserves which are less certain to be recognized than proved and probable reserves but which in sum with proved and probable reserves, are as likely as not to be recovered.

Potential drilling location. An identified site where an economically productive well may be drilled, as determined either by company petroleum engineers or independent petroleum engineering consultants, relying on geologic, engineering, drilling and production data. Actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.

Probable reserves. Additional reserves that are less certain to be recognized than proved reserves but which, in sum with proved reserves, are as likely as not to be recovered.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

Production tax. Production taxes consist of production and ad valorem taxes and are paid at fixed per unit rates established by federal, state or local taxing authorities.

Proved developed reserves. Proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved reserves. Reserves that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) the area identified by drilling and limited by fluid contacts, if any, and

(B) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) the project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved undeveloped reserves or PUDs. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations are classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances are estimates for undeveloped reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

PV-10. The estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the SEC.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering and economic data are made to estimated ultimate recovery with time, reasonably certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease

Reserve/production ratio (R/P Ratio). The number of years proved reserves would last assuming current production continued at the December 2013 rate. This ratio is calculated by dividing annualized average daily production into the proved reserve quantity. Because production rates naturally decline over time, the R/P Ratio is not a useful estimate of how long properties should economically produce.

Reservoir. A porous and permeable underground formation containing a natural accumulation of economically productive natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Royalty interest. An interest that entitles the owner of such interest to a share of the mineral production from a property or to a share of the proceeds therefrom. It does not contain the rights and obligations of operating the property and normally does not bear any of the costs of exploration, development and operation of the property.

Spacing. The number of wells which conservation laws allow to be drilled on a given area of land.

Standardized measure of future net cash flows or standardized measure. The present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the regulations of the SEC, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expenses or depreciation, depletion and amortization; discounted using an annual discount rate of 10%.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

Index to Financial Statements

Santa Maria Energy Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2013 and 2012	F-3

Statements of Operations for the Years Ended December 31, 2013 and 2012	F-4

Statements of Changes in Members’ Equity	F-5

Statements of Cash Flows for the Years Ended December 31, 2013 and 2012	F-6

Notes to Financial Statements	F-7

Hyde Park Acquisition Corp. II (a corporation in the development stage) Financial Statements:

Report of Independent Registered Public Accounting Firm	F-26

Balance Sheets as of December 31, 2013 and 2012	F-27

Statements of Operations for the Years Ended December 31, 2013 and 2012, and the Periods from February 24, 2011 (Inception) to December 31, 2013 and 2011	F-28

Statements of Changes in Stockholders’ Equity for the Period from February 24, 2011 (Inception) to December 31, 2013	F-29

Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and the Periods from February 24, 2011 (Inception) to December 31, 2013 and 2011	F-30

Notes to Financial Statements	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers

Santa Maria Energy Holdings, LLC

We have audited the accompanying consolidated balance sheets of Santa Maria Energy Holdings, LLC, and subsidiaries (collectively, the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Santa Maria Energy Holdings, LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates LLP

Dallas, Texas

February 18, 2014

SANTA MARIA ENERGY HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	DECEMBER 31 ,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$75	$388
Accounts receivable:
Joint interest owners	2	23
Oil and natural gas sales	1,053	1,282
Inventory	117	123
Prepaid and other current assets	192	156

Total current assets	1,439	1,972
PROPERTY, PLANT, AND EQUIPMENT, AT COST:
Oil and natural gas properties, full cost method:
Proved	95,689	93,516
Unproved	17,818	16,934
Furniture, fixtures, and equipment	871	871
Accumulated depletion, depreciation, and amortization	(17,785)	(14,408)

Net property, plant, and equipment	96,593	96,913
OTHER LONG-TERM ASSETS:
Restricted cash	455	482
Debt issuance costs, net of amortization	895	1,756
Other assets	2	27

TOTAL ASSETS	$99,384	$101,150

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,177	$1,675
Revenue payable	133	158
Accrued liabilities	819	319
Commodity price risk management liability	401	148
Guaranty payable	—	1,500
Notes payable — related parties	—	247
Note payable — current portion	32	29

Total current liabilities	2,562	4,076
LONG-TERM LIABILITIES:
Deferred rent	233	91
Commodity price risk management liability	416	325
Senior secured line of credit	19,400	14,600
Notes and guaranty payable	1,823	58
Accrued dividend payable	15,120	10,160
Asset retirement obligation	1,665	2,140

Total liabilities	41,219	31,450
COMMITMENTS AND CONTINGENCIES (Notes 4, 5, 7 and 10)

REDEEMABLE PREFERRED MEMBERSHIP INTERESTS:
$1,000 stated value — 50,000 units designated; 50,000 and 50,000 units issued and outstanding at December 31, 2013 and 2012, respectively;	50,000	50,000
MEMBERS’ EQUITY	8,165	19,700

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$99,384	$101,150

See accompanying notes to these consolidated financial statements

SANTA MARIA ENERGY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per unit amounts)

	FOR THE YEAR ENDED DECEMBER 31,
	2013	2012
OPERATING REVENUES:
Oil and natural gas revenues	$11,842	$14,639

OPERATING COSTS AND EXPENSES:
Lease operating	6,343	7,018
Production and ad valorem taxes	230	225
Depreciation, depletion and amortization	3,377	4,818
General and administrative	6,533	6,210
Accretion of asset retirement obligation	80	97

Total operating costs and expenses	16,563	18,368

LOSS FROM OPERATIONS	(4,721)	(3,729)

OTHER INCOME (EXPENSE):
Gain/(Loss) on commodity price risk management activities	(574)	219
Interest income	6	5
Interest expense	(1,523)	(914)
Other	(11)	(45)

Total other expense	(2,102)	(735)

NET LOSS	(6,823)	(4,464)
Dividends on redeemable preferred interests	(4,959)	(4,545)

NET LOSS ATTRIBUTABLE TO COMMON UNITHOLDERS	$(11,782)	$(9,009)

Weighted average common units outstanding, basic and diluted	50,000	50,000

NET LOSS PER COMMON UNIT, BASIC AND DILUTED	$(0.24)	$(0.18)

See accompanying notes to these consolidated financial statements.

SANTA MARIA ENERGY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(In thousands)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

BALANCE, January 1, 2012	$28,640
Accrued dividends on preferred membership interests	(4,545)
Member contributions	69
Net loss	(4,464)

BALANCE, December 31, 2012	19,700
Accrued dividends on preferred membership interests	(4,959)
Member contributions	247
Net loss	(6,823)

BALANCE, December 31, 2013	$8,165

See accompanying notes to these consolidated financial statements.

SANTA MARIA ENERGY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	FOR THE YEAR ENDED DECEMBER 31,
	2013	2012
OPERATING ACTIVITIES:
Net loss	$(6,823)	$(4,464)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	3,377	4,818
Accretion of asset retirement obligation	80	97
Amortization of deferred financing fees	910	342
Unrealized (gain)/loss on commodity price risk management activities	345	(778)
Changes in operating assets and liabilities:
Accounts receivable	250	259
Prepaid expenses and other assets	(6)	(1,780)
Accounts payable and accrued liabilities	403	(1,373)
Guaranty payable	—	1,500

Net cash used in operating activities	(1,464)	(1,379)

INVESTING ACTIVITIES:
Development of oil and gas properties	(3,612)	(7,326)
Change in restricted cash balance	27	457
Purchase of furniture, fixtures and equipment	—	17

Net cash used in investing activities	(3,585)	(6,852)

FINANCING ACTIVITIES:
Borrowings under senior secured line of credit	12,700	21,600
Repayment of senior secured line of credit	(7,900)	(20,000)
Repayment of notes payable — related parties	(64)	(69)
Repayment of notes payable	—	(58)
Preferred membership contributions	—	5,000
Member contributions	—	69

Net cash provided by financing activities	4,736	6,542

NET CHANGE IN CASH AND CASH EQUIVALENTS	(313)	(1,689)
CASH AND CASH EQUIVALENTS, beginning of year	388	2,077

CASH AND CASH EQUIVALENTS, end of year	$75	$388

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Interest paid during the year	$643	$489

Oil and natural gas property additions included in accounts payable	$317	$516

Units issued for assumption of notes payable	$247	$—

See accompanying notes to these consolidated financial statements.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Santa Maria Energy Holdings, LLC (together with its subsidiaries “SMEH,” “we,” “us,” or the “Company”), a Delaware limited liability company, was formed in December 2008 to acquire, own, develop, and operate crude oil and natural gas properties. SMEH merged its six existing wholly owned subsidiaries Santa Maria Pacific, LLC, Gitte-Ten, LLC dba Phoenix Energy, LLC, Orcutt Properties, LLC, Escolle Properties, LLC, NW Casmalia Properties, LLC, and Santa Maria Valley Properties, LLC, into a newly formed wholly owned subsidiary, Santa Maria Energy, LLC (“Santa Maria Energy”). Santa Maria Energy, a California limited liability company, owns the working interests of the Company and acts as the sole operator for the Company’s oil and gas operations. The Company also formed a wholly owned subsidiary named SM Energy Management, LLC, a California limited liability company, to perform administrative services for the Company. Also, in conjunction with a proposed merger the Company formed and owns fifty percent interest in Santa Maria Energy Corporation (“SMEC”). The Company’s oil and natural gas reserves are located in northern Santa Barbara County, California.

The Company is a limited liability company (“LLC”). As an LLC, the amount of loss at risk for each individual member is limited to the amount of capital contributed to the LLC and, unless otherwise noted, the individual member’s liability for indebtedness of an LLC is limited to the member’s actual capital contribution.

The Company signed an Agreement and Plan of Merger with Hyde Park Acquisition Corp. II (NASDAQ: HPAC), a special purpose acquisition corporation, on November 27, 2013. Hyde Park stockholders and all of the Company’s existing unitholders will receive stock in Santa Maria Energy Corporation, the resulting parent company in the merger. If the merger with Hyde Park is not completed by May 1, 2014, the merger agreement will be terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Subsequent to the formation of SMEC on November 27, 2013, the Company accounts for its interest in SMEC in accordance with ASC Topic 810, Consolidation (“ASC 810”). ASC 810 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling equity investments when a subsidiary is deconsolidated. ASC 810 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owner. In addition, this guidance provides for the increases and decreases in the Company’s controlling financial interests in consolidated subsidiaries to be reported in equity similar to treasury stock transactions. The balances and accounts of SMEC have been consolidated, with no impact to noncontrolling interests as there was no activity in the entity during the year ended December 31, 2013.

Significant Estimates

In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts and disclosures of contingencies in the financial statements. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and natural gas reserves and asset retirement obligations. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s estimates of crude oil and natural gas reserves are the most significant estimates used. All of the reserve data in the accompanying financial statements are estimates. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may be different from the quantities of crude oil and natural gas that are ultimately recovered.

Furthermore, estimating reserves is not an exact science. Estimates can be expected to change as additional information becomes available. Estimates of oil and gas reserves are projections based on the interpretation of engineering data to determine future rates of production and the timing of development expenditures. Although management believes these estimates are reasonable, actual results could differ from these estimates. The Company evaluates its estimates on an on-going basis and bases its estimates on historical experience and on various other assumptions the Company believes to be reasonable under the circumstances. Although actual results may differ from these estimates under different assumptions or conditions, the Company believes its estimates are reasonable.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less. At times, the amount of cash and cash equivalents on deposit in financial institutions exceeds federally insured limits. Management monitors the soundness of the financial institutions and believes the Company’s risk is negligible.

Restricted Cash

Restricted cash consists of balances related to bonding requirements imposed by the State of California Department of Conservation, Division of Oil, Gas and Geothermal Resources (the “Division”) to secure the Company’s plugging and abandonment obligations related to certain oil and natural gas properties as further described in Note 10. The restricted cash and securities balances are classified according to their term, based on the Company’s plan to plug and abandon certain long-term assets, as the Company will not access this cash or securities until wells are plugged and abandoned upon termination of production. The Company does not intend to cease production or abandon any wells during 2014 requiring the use of any of the proceeds in these accounts. In addition, restricted cash includes performance bonds required to be posted by the County of Santa Barbara in connection with construction improvements, which bonds are released upon completion of the project. The Company does not anticipate the release of any such funds during 2014.

Revenue and Accounts Receivable

The Company sells crude oil and natural gas to customers. Such revenues are generally recognized when the related quantities are delivered to or collected by the purchaser using the sales method of accounting. Management believes there were no material imbalances as of December 31, 2013 and 2012.

Accounts receivable, joint interest owners, consist of uncollateralized joint interest owner obligations due within 30 days of the invoice date. Accounts receivable, oil and natural gas sales, consist of uncollateralized accrued revenues due under normal trade terms, generally requiring payment within 30 to 60 days of delivery. No interest is charged on past-due balances. Payments made on all accounts receivable are applied to the earliest unpaid items. Management reviews accounts receivable periodically and reduces the carrying amount by a

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

valuation allowance that reflects management’s best estimate of the amount that may not be collectible. No such allowance was indicated as of December 31, 2013 and 2012.

Inventory

Inventory consists of equipment, pipe, and oil. Tubing, casing, and equipment are carried at the lower of current market value or cost. Inventory costs include expenditures and other charges (including depreciation) directly and indirectly incurred in bringing the inventory to its existing condition and location. Oil inventory is included and is carried at market value of the month reported. Selling expenses and general and administrative expenses are reported as period costs and excluded from inventory cost.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost less accumulated depreciation. Depreciation of the related assets is provided using the straight-line method over their respective estimated useful lives. Currently, the Company owns certain vehicles, computers, and other office-related equipment which are being depreciated on a straight-line basis over their useful lives of five to seven years. Depreciation expense of furniture, fixtures, and equipment amounted to $224,000 and $252,000 for the years ended December 31, 2013 and 2012, respectively.

When assets are sold or retired, the applicable costs and accumulated depreciation are removed and any gain or loss is included in income. Maintenance and repairs are expensed as incurred. Major renewals and improvements are capitalized.

Oil and Natural Gas Properties

The Company follows the full-cost method of accounting for its oil and natural gas activities. Under the full-cost method, all productive and nonproductive costs incurred in the acquisition, exploration, and development of oil and natural gas properties are capitalized, including capitalized interest. All such costs are directly identified with acquisition, exploratory and development activities and do not include costs related to production, general corporate overhead, or similar activities. Depreciation, depletion, and amortization of proved oil and gas properties plus the undiscounted estimated future development costs of proved reserves is computed on the unit-of-production method using the underlying proved reserves. Depletion and depreciation of oil and natural gas properties amounted to $3,153,000 and $4,565,000 for the years ended December 31, 2013 and 2012, respectively.

Unproved Oil and Natural Gas Properties

Unproved property costs not subject to amortization consist primarily of leasehold costs related to unproved areas. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves are established or impairment is determined. Interest costs related to significant unproved properties that are currently undergoing the activities necessary to get them ready for their intended use are capitalized to oil and natural gas properties. The Company’s unproved properties are evaluated quarterly for the possibility of potential impairment. For the years ended December 31, 2013 and 2012, no impairment was recorded.

Capitalized costs of unproved properties are excluded from amortization until proved reserves associated with the properties can be determined or until impairment occurs. If the results of an assessment indicate that the excluded properties are impaired, the amount of impairment is added to the costs of the proved properties subject

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to amortization. Gains and losses on the sale or other disposition of properties are not recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas.

Impairment of Oil and Gas Properties

Under the full cost method of accounting, capitalized oil and natural gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and natural gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are subject to amortization. Should capitalized costs exceed this ceiling, an impairment would be recognized. There were no impairment charges recognized for the years ended December 31, 2013 and 2012.

Dependence on Commodity Prices

As an independent oil and natural gas producer, the Company’s, profitability and future rate of growth are substantially dependent on prevailing prices for oil and natural gas. Historically, the energy markets have been very volatile, and there can be no assurance that commodity prices will not be subject to wide fluctuations in the future. A substantial or extended decline in commodity prices could have a material adverse effect on our financial position, results of operations, cash flows and access to capital and on the quantities of oil and natural gas reserves that we can economically produce.

Commodity Price Risk Management Activities

The Company regularly enters into commodity derivative contracts to manage its exposure to oil and natural gas price volatility. The contracts, which are generally placed with major financial institutions or with counterparties of high credit-quality, may take the form of futures contracts, swaps, or options.

The Company determines its estimate of the fair value of derivative instruments using a market approach based on several factors, including quoted market prices in active markets, quotes from third parties, the credit rating of each counterparty, and the Company’s own credit rating. In consideration of counterparty credit risk, the Company assessed the possibility of whether each counterparty to the derivative would default by failing to make any contractually required payments. Additionally, the Company considers that it is of substantial credit quality and has the financial resources and willingness to meet its potential repayment obligations associated with the derivative transactions. At December 31, 2013 and 2012, derivative instruments utilized by the Company consist of both “no premium” collars and swaps. The crude oil derivative markets are highly active. Although the Company’s derivative instruments are valued using public indices, the instruments themselves are traded with third-party counterparties and are not openly traded on an exchange. As such, the Company has classified these instruments as Level 2. Settlements of gains and losses on derivative financial instruments have been realized monthly and reported as a component of other income and operating cash flows in the period realized. The Company records all derivative instruments on the balance sheet at fair value. Changes in the derivative’s fair value are currently recognized in other income and expenses in the statement of operations.

Fair Value Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value as of December 31, 2013 and 2012. Derivative financial instruments are recorded at their fair values.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial assets and liabilities which are recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value as of December 31:

	Level 1	Level 2	Level 3	Fair Value
(In thousands)
December 31, 2013:
Commodity derivatives (Note 9)	$—	$(817)	$—	$(817)
December 31, 2012:
Commodity derivatives (Note 9)	$—	$(473)	$—	$(473)

The fair value of the commodity derivatives are valued using Level 2 fair value methodologies. The Company is able to value the assets and liabilities based on observable market data for similar instruments. This observable data includes the forward curve for commodity prices based on quoted market prices.

The carrying amount of the Company’s credit facility approximated fair value as it bears interest at variable rates over the term of the loan.

	At December 31, 2013		At December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)
Credit facility	$19,400	$19,400	$14,600	$14,600

Lease Operating Costs

Lease operating costs, including pumpers’ salaries, saltwater disposal, ad valorem taxes, repairs and maintenance, expensed workovers, and other operating expenses are expensed as incurred and included in lease operating expense on the consolidated statements of operations.

Income Taxes

Because the Company is an LLC, the income or loss of the Company for federal and state income tax purposes is generally allocated to the members in accordance with the Company’s formation agreements, and it is the responsibility of the members to report their share of taxable income or loss on their separate income tax returns. As such, the Company does not directly pay federal income tax.

The Company’s wholly owned subsidiary, SM Energy Management, LLC, has elected to be taxed as a C-Corporation under federal income tax regulations and is subject to federal income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax basis and net operating loss carryforwards. No deferred tax assets and liabilities were measured at December 31, 2013.

The Company has evaluated its income tax positions noting no uncertain tax positions as of December 31, 2013. During the years ended December 31, 2013 and 2012, there were no significant income tax interest or penalty items recorded in the income statement or as a liability on the balance sheet. All years’ income tax filings of SM Energy Management, LLC will be open to examination once filed.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Retirement Obligations

The Company’s asset retirement obligations relate to future plugging and abandonment expenditures on its crude oil and natural gas properties. The Company records such obligations at fair value on the date incurred, using significant unobservable inputs, including estimates of current plugging and abandonment expenses, inflation rates, credit-adjusted, risk-free rates, and anticipated timing of cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. At least annually, the Company evaluates whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Earnings per Common Unit

Earnings per unit is computed by dividing net loss applicable to common unitholders by the weighted average number of common units outstanding for the period. The weighted average common units outstanding was 50,000,000 as of December 31, 2013 and 2012. There were no potentially dilutive securities at December 31, 2013 or 2012

Concentrations of Credit Risk

The Company sells all of its oil production to Phillips 66. Management does not believe that the loss of this purchaser would have a material adverse effect on the Company’s results of operations or cash flows, as it believes it could readily locate other purchasers.

Recent Accounting Pronouncements

ASU 2013-01, Balance Sheet (Topic 220) – Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. In January 2013, the FASB issued ASU 2013-01. The objective of this Update is to clarify that the scope of Accounting Standards Update No. 2011-11, Disclosures about Offsetting Assets and Liabilities, would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. We adopted ASU 2013-01 at December 31, 2013 with no material impact on our financial statements.

3. OIL AND NATURAL GAS PROPERTIES

The Company’s oil and natural gas properties consisted of the following at December 31:

	2013	2012
(In thousands)
Proved properties	$95,689	$93,516
Unproved properties	17,818	16,934

Total costs	113,507	110,450
Less: Accumulated depletion and depreciation	(17,082)	(13,930)

	$96,425	$96,520

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a summary of oil and gas unproved property costs not being amortized as of the dates below:

	December 31,
	2013	2012
(In thousands)
Unproved Properties	$17,818	$16,934

These costs are anticipated to be added to the amortization pool upon successful addition of proved reserves in each respective lease as follows:

	Amount to be Amortized	Anticipated Amortization Year
(In thousands)
Santa Maria Valley	$400	2015
NW Casmalia	17,418	2017

Total	$17,818

4. LIQUIDITY

At December 31, 2013, the Company had cash and cash equivalents of $75,000 and a working capital deficit of $1,123,000. For the year ended December 31, 2013, the Company incurred a net loss of $6,823,000, including depletion, depreciation, and amortization of $3,377,000 and did not generate cash flow from operations. During the year ended December 31, 2013, the Company amended their senior secured revolving credit facility, with the existing borrowing base insufficient to cover outstanding obligations at the time of amendment. The Company entered into an agreement with the Kayne Investors in 2012 to guaranty additional borrowing capacity under the newly executed senior secured revolving credit facility, providing the Company additional available capital to fund obligations. To the extent cash on hand as of December 31, 2013, and cash flow generated by operations subsequent to December 31, 2013 are insufficient to fund operating cash flow requirements and debt maturity obligations, the Company will need to: (i) raise capital through the issuance of debt or equity securities; (ii) refinance existing credit agreements; (iii) divest portions of its working interests in oil and natural gas properties; (iv) reduce operating and capital expenditures; or (v) pursue other strategic alternatives. As a result of the Company’s financial position, the Company may be forced to accept less favorable terms than would otherwise be available in closing these transactions. The Company is actively engaged in pursuing additional financing to fulfill its operating and investing cash flow needs.

5. DEBT

Senior Secured Revolving Credit Facility

On November 9, 2012, the Company entered into an amended and restated $50,000,000 senior credit facility with Mutual of Omaha Bank, N.A. The new credit facility provided an available loan amount to the Company of $20,000,000. The available loan amount consisted of a $9,000,000 Borrowing Base plus $11,000,000 supported by a guaranty from Kayne Anderson (the “Kayne Guaranty”). In exchange for posting of the Kayne Guaranty, the Company has agreed to the payment of a $1,500,000 fee on the earlier of November 1, 2013 or the closing of an equity transaction. In June 2013, the payment date of the fee associated with the Kayne Guaranty was extended to the earlier of January 1, 2015 or the closing of an equity transaction. The Company also entered into a First Amendment with the senior lender whereby the borrowing base was increased to $10,000,000 (based on the Company’s Monterey reserves) causing an automatic reduction in the Kayne Guaranty to $10,000,000. As of December 31, 2013, the Company recorded a guaranty payable of $1,500,000 which represents a one-time fair

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value measurement based on the expected cash outflows. If the Kayne Guaranty is called by the senior lender, (i) Kayne shall have the right to elect a majority to the Board of Managers, and (ii) the Company shall execute a note payable to Kayne for the amount paid pursuant to the Kayne Guaranty, which will accrue interest at 12% per annum. The senior lender has the right to call upon the Kayne Guaranty on the earlier of (a) maturity or acceleration of the facility, (b) violation of certain debt covenants, and (c) December 31, 2013. In December 2013, the Company amended the Senior Credit Facility in conjunction with the October 1 redetermination date. The borrowing base was increased to $13,000,000, the $11,000,000 Kayne Guaranty was extended to be fully additive to the borrowing base to provide a total loan amount of $24,000,000, and the maturity date of the loan was extended to February 28, 2015. In addition, the maturity date of the Kayne Guaranty was moved to May 31, 2014.

Amounts outstanding under the Revolving Credit Facility elected as LIBOR loans bear interest at the LIBOR rate plus a margin of 3.50% payable at the end of the LIBOR loan period, not to exceed three months. Amounts outstanding subject to the Alternate Base Rate loan bear interest at the greater of federal prime rate, federal funds effect rate plus 1%, or the adjusted one-month LIBOR rate plus 1%. Alternate Base Rate loans are subject to a margin of 2.50%. As of December 31, 2013, the Company had outstanding borrowings under the LIBOR loan of $19,400,000 accruing interest at 3.67%. The agreement does not require monthly reductions in principal subject to the next redetermination of the borrowing base as defined. The next redetermination date is May 1, 2014.

At December 31, 2013 and 2012, there was $19,400,000 and $14,600,000, respectively, outstanding under the facility.

At December 31, 2013, there was $6,400,000 outstanding under the Kayne Guaranty.

In accordance with the financing agreement, the Company is required to meet various financial covenants, including current ratio, interest coverage ratio, and net worth test. As of December 31, 2013, the Company is in compliance with all financial covenants.

Deferred Financing Costs

As of December 31, 2013, the Company has deferred financing costs of $895,000 related to its senior secured revolving credit facility. Deferred financing costs include origination, legal and other fees incurred in connection with the Company’s credit facility. For the year ended December 31, 2013, the Company recorded amortization expense of $910,000, which is recorded as interest expense on the consolidated statement of operations.

Senior Secured Term Note to a Finance and Leasing Company

In 2010, Santa Maria Energy assumed a limited recourse debt obligation of Casmalia Investors, LLC (“CILLC”) in the aggregate principal amount of $1,800,000 payable to Sector Capital Corporation (“Sector,” and the obligation referred to as the “Sector Note”). The President of Sector, William Dell’Orfano, serves on the board of managers of Santa Maria Energy. The debt obligation was secured by a lien on the working interests contributed by CILLC, which included a 21.7% working interest in NW Casmalia and 2.7% working in each of Orcutt Diatomite and Orcutt Monterey fields. The terms of the transaction with CILLC provided that CILLC (through its members) was primarily liable for the Sector Note. During 2011 and 2012, the CILLC members funded to Santa Maria Energy approximately $1,900,000 in two separate tranches, which Santa Maria Energy remitted to Sector as a reduction of the outstanding principal and interest. The remaining principal balance of $247,000 was due December 31, 2012.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company opted to not repay the outstanding balance of this note on behalf of the CILLC members at December 21, 2012. Subsequently, Sector declared the unpaid loan in default in January 2013. Sector had the right to foreclose on the working interests pledged as security for the loan, which is otherwise non-recourse to the Company.

In November 2013, the Sector Note was purchased by Kayne Investors and Kayne Investors repaid the loan in exchange for 196,263 membership units forfeited by the non-paying CILLC members.

The aggregate maturities of all long-term debt at December 31, 2013 are as follows:

(In thousands)
2014	32
2015	19,432
2016	3
2017	3

$19,470

6. ASSET RETIREMENT OBLIGATIONS

The Company follows accounting for asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of fair value could be made. The Company’s asset retirement obligations primarily represent the estimated present value of the amounts expected to be incurred to plug, abandon and remediate producing and shut-in wells at the end of their productive lives in accordance with applicable state and federal laws. The Company determines the estimated fair value of its asset retirement obligations by calculating the present value of estimated cash flows related to plugging and abandonment liabilities. The significant inputs used to calculate such liabilities include estimates of costs to be incurred; the Company’s credit adjusted discount rates, inflation rates and estimated dates of abandonment. The asset retirement liability is accreted to its present value each period and the capitalized asset retirement costs are depleted as a component of the full cost pool using the unit of production method. As a result of the Company’s assessment in 2013 and 2012, the estimated asset retirement cost was adjusted due primarily to a change in the estimated production lives of its existing oil and natural gas properties. The Company will incur asset retirement costs upon plugging and abandonment of its oil and gas producing properties. The Company does not intend to cease production or abandon any wells during 2014, and the asset retirement obligation is accordingly classified as a non-current liability at December 31, 2013.

The following table summarizes the activities of the Company’s asset retirement obligation for the years ended December 31, 2013 and 2012:

	For the Years Ended December 31,
	2013	2012
(In thousands)
Balance beginning of period	$2,140	$2,151
Liabilities incurred or acquired	—	—
Liabilities settled	—	—
Revisions in estimated cash flows	(556)	(108)
Accretion expense	80	97

Balance end of period	$1,664	$2,140

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. COMMODITY PRICE RISK MANAGEMENT ACTIVITIES

General

We are exposed to various market risks, including volatility in oil commodity prices and interest rates. The level of derivative activity in which we engage depends on our view of market conditions, available derivative prices and operating strategies and Company policies. A variety of derivative instruments, such as swaps, collars, puts, calls and various combinations of these instruments, may be utilized to manage our exposure to the volatility of oil and gas commodity prices. Currently, we do not use derivatives to manage our interest rate risk. The interest rate on our senior revolving credit facility is variable, though we do fix the interest rate on a portion of our debt for 30 day increments.

All derivative instruments are recorded on the balance sheet at fair value. If a derivative does not qualify as a hedge or is not designated as a hedge, the changes in fair value, both realized and unrealized, are recognized in our income statement as a gain or loss on mark-to-market derivative contracts. Cash flows are only impacted to the extent the actual settlements under the contracts result in making a payment to or receiving a payment from the counterparty. The derivative instruments we have in place do not currently qualify as hedges for accounting purposes.

As of December 31, 2013, we had the following outstanding commodity derivative contracts, all of which settle monthly, and none of which were designated as hedging instruments:

Years Ended December 31	Instrument	Commodity Index	Daily Volumes	Fixed Price	Fair Value (In thousands)
2014 Jan — Dec	Swap	Brent Crude	118 Bopd	$99.00	$(401)
2015 Jan — Dec	Swap	Brent Crude	112 Bopd	$95.20	$(281)
2016 Jan — Nov	Swap	Brent Crude	108 Bopd	$92.75	$(135)

				Total	$(817)

Balance Sheet

As of December 31, 2013, we had the following outstanding commodity derivative contracts, none of which were designated as hedging instruments recorded in our balance sheet:

		As of December 31, (In thousands)
Underlying Commodity	Location on Balance Sheet	2013	2012
Crude oil derivative contract	Current assets	$—	$—
Crude oil derivative contract	Noncurrent assets	$—	$—
Crude oil derivative contract	Current liabilities	$401	$148
Crude oil derivative contract	Noncurrent liabilities	$416	$325

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Statement

During the years ended December 31, 2013 and 2012, the pre-tax amount recognized in our income statement was as follows:

	Year Ended December 31, (In thousands)
	2013	2012
Unrealized gain (loss) on oil contracts	$(345)	$778
Realized gain (loss) on oil contracts	$(229)	$(559)

Total gain/(loss) on commodity price risk management activities	(574)	219

Cash Payments and Receipts

During the years ended December 31, 2013 and 2012, cash (payments) receipts for derivatives were as follows:

	For the Years ended December 31, (In thousands)
	2013	2012
Oil derivatives
Settlements	$(229)	$(559)

Credit Risk

We generally do not require collateral or other security to support derivative instruments subject to credit risk. However, the agreements with each of the counterparties to our derivative instruments contain netting provisions within the agreements. If a default occurs under the agreements, the non-defaulting party can offset the amount payable to the defaulting party under the derivative contracts with the amount due from the defaulting party under the derivatives contracts. As a result of the netting provisions under the agreements, our maximum amount of loss due to credit risk is limited to the net amounts due to and from the counterparties under the derivative contracts.

8. REDEEMABLE PREFERRED MEMBERSHIP INTERESTS

Under the Company LLC Agreement, as amended, the Company may issue to the Kayne Investors up to an aggregate of fifty thousand (50,000) Preferred Units at a purchase price of $1,000 per Preferred Unit. Preferred Units issued and outstanding were 50,000 as of December 31, 2013 and 2012, with a redemption value of $65,120,000 and $60,160,000 as of December 31, 2013 and 2012, respectively. In connection with each purchase of Preferred Units, the Company was required to grant the Kayne Investors an aggregate share of the Common Units in amount determined in accordance with a pre-agreed formula.

The holders of the Preferred Units (“Preferred Units”) earn a preferred return (“Preferred Return”) equal to the aggregate interest (8% per annum), accruing daily and compounding quarterly from date of initial investment, on the Preferred Undistributed Capital, which is defined as the sum of the aggregate capital contributions plus any Preferred Return that has not been distributed to the Kayne Investors. As of December 31, 2013, the Company has made no distributions.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Option to Redeem Preferred Membership Interests

Each Preferred Unit is redeemable at the Kayne Investors’ option at any time from the LLC formation date of December 16, 2008, until 30 days after the later of (1) the second (2nd) anniversary of the LLC formation date; (2) the date that is 180 days after the full investment of $10,000,000. This redemption option period passed without a written redemption request by the Kayne Investors.

After December 16, 2010 and until the sixth (6th) anniversary of the LLC formation date, the Company possesses an exclusive, one-time option to redeem in cash all the outstanding Preferred Units at a redemption price equal to the Preferred Undistributed Capital. If the Company elects to exercise its redemption rights during this period, the Kayne Investors shall retain its Common Interest. Additionally, Kayne Investors shall have the option exercisable at any time after the first anniversary of the full redemption of the Preferred Units to require the Company to purchase its Common Interest for a cash price equal to eighty percent (80%) of fair value as determined in accordance with the terms of the Company LLC Agreement. As of December 31, 2013, the Company has not elected to exercise its redemption rights.

Upon the sixth anniversary of the LLC formation date, which occurs on December 16, 2014, the Kayne Investors hold another option to redeem the Preferred Units for a cash redemption price equal to Preferred Undistributed Capital. The cash redemption price is payable within 60 days of written notice of redemption by the Kayne Investors. For any redemption after the sixth anniversary, Kayne Investors retain their Common Interest without an option to require the Company to purchase its Common Interests. In November 2013, the redemption date was moved to March 16, 2015.

9. MEMBERS’ EQUITY

The Amended & Restated LLC agreement dated August 15, 2013 governs the Company’s ownership. Net income or loss and distributions are allocated among the Preferred and Common Interest holders as follows:

•	First to the Preferred Interest up to the amount of the Preferred Return, which is equal to the redemption value on the Preferred Membership Interests of $65,120,000 and $60,160,000 at December 31, 2013 and 2012, respectively.

•	Subsequent to the Preferred Return, net income or loss and distributions shall continue to be allocated in accordance with the respective capital contribution percentages.

10. COMMITMENTS AND CONTINGENCIES

401(k) Plan

In 2008, the Company established a 401(k) plan for the benefit of its employees. Eligible employees may make voluntary contributions not exceeding statutory limitations to the plan. The Company matches 100% of employee contributions up to 4% of the employee’s salary. The Company’s matching contributions are 100% vested upon participation. The matching contribution recorded in 2013 and 2012 was $57,000 and $81,000, respectively.

Annual Cash Incentive Compensation Plan

During 2011, our Board of Directors, with the recommendation of the Compensation Committee, approved a new annual cash incentive compensation plan for all employees (the “2011 Incentive Compensation Plan”). Under the 2011 Incentive Compensation Plan, the Compensation Committee determines the annual award targets for all employees based upon a number of factors including the Company’s performance against stated

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

performance goals. All employees are eligible if employed on September 30th of the performance period. Beginning with the year ended December 31, 2011, our annual cash incentive compensation is paid in a single payment to employees during the second quarter after the end of the performance period.

There was no incentive compensation expense for the years ended December 31, 2013 and 2012.

Phantom Equity Plan

Santa Maria Pacific, LLC, a prior subsidiary, adopted a Phantom Equity Plan effective as of January 1, 2008, which plan was then assumed by the Company in March 2011. Under the plan, the Company grants unit awards (“Phantom Equity Units”), which entitle plan participants to receive deferred cash compensation only upon a future liquidity event. Each Phantom Equity Unit award is based upon the fair market value of a 0.01% of membership interest in the Company. The maximum number of Phantom Equity Units available for grant as an award under the plan is 1,000 units or 10% of the Company membership interest. So long as the plan participant remains in the service of the Company, the plan participants generally shall become fully vested in awards at a rate of 20% per year on each anniversary of the grant date. At the end of five years, the plan participant shall become fully vested unless a liquidity event occurs first upon which all units are immediately vested. Each grant of awards has a term of 10 years from the grant date.

As of December 31, 2013, 492 Phantom Equity Units have been granted to participants, with 481 vested, representing approximately 4.8% membership interest. As a future liquidity event is not certain to occur, and fair market value is not estimable as of the balance sheet date, no liability is recorded for these awards as of December 31, 2013 or 2012.

McMillan Agreements

On November 27, 2013, the Company executed an agreement with an officer whereby subject to his continued employment with the Company or a subsidiary thereof until at least immediately prior to the closing of the Hyde Park merger agreement, the Company will pay to Kevin McMillan, VP — Finance and Administration, a cash bonus (the “Transaction Bonus”) equal to the amount Mr. McMillan would have been entitled to receive under the Santa Maria Energy Phantom Equity Plan had he held an award of twenty (20) fully vested Santa Maria Energy Phantom Equity Units. Additionally, Mr. McMillan currently holds 1,000,000 profits interest units in Santa Maria Energy, which will be terminated in connection with the merger (without payment therefore) pursuant to the merger agreement and a profits interest units cancellation agreement was simultaneously entered into by the Company and Mr. McMillan.

Operating Leases

On May 18, 2011, the Company entered into a five-year office space lease agreement with The Pope Group, LLC (“Pope Group”), a related party, which expires on June 1, 2016. In connection with the lease, the Company paid $100,000 for the option to purchase the property during the option period of June 1, 2012 through May 31, 2017. The option is recorded in prepaid and other current assets. The Company amended this lease in July 2012 to provide relief on rent payments. As a result, the Company maintained its lease payments of $22,000 for the twelve month period beginning June 1, 2012. In exchange, the Company agreed to a lump sum payment of $99,000 in 2016. In June 2013, the Company amended this lease to reduce base rent to $24,000/month (from $36,000/month in original lease agreement) for period June 1, 2013 to May 31, 2014. In exchange, the Company agreed to extend the term of the lease by two years and a proportional increase in the payment due upon the Company’s exercise of its option to purchase. Three of the members of the Pope Group are affiliates of Board members of the Company. The Company also leased office space in Santa Maria, California under a non-

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cancelable agreement that expired on June 30, 2012. The following is a schedule by years of future minimum rental payments required under the Company’s lease arrangements as of December 31, 2013:

(In thousands)
2014	$380
2015	453
2016	565
2017	480
2018	203

Total	$2,081

Rent expense amounted to $467,000 and $477,000 in 2013 and 2012, respectively.

Environmental Issues

The Company is engaged in oil and natural gas exploration and production and may become subject to certain liabilities as they relate to environmental cleanup of well sites or other environmental restoration procedures as they relate to the drilling of oil and natural gas wells and the operation thereof. In connection with the acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental cleanup or restoration, the Company would be responsible for curing such a violation. In September 2013, the Santa Barbara Air Pollution Control District (the “APCD”) issued to the Company a Notice of Violation (“NOV”) for violation of certain conditions under its Authority to Construct/Permit to Operate, which resulted in excess emissions in 2011 and 2012. A settlement has been reached with the APCD. Per the terms of the agreement with APCD, payment of a settlement amount of $225,000 is due July 1, 2014, which amount is accrued as a current liability at December 31, 2013.

Restricted Cash

The Company is required under certain regulations of the Division to maintain certain funds for plugging and abandonment obligations, as well as to maintain certain idle well escrow accounts. In addition, the Company must post performance bonds as mandated by the County of Santa Barbara prior to commencing construction improvements. At December 31, 2013 and 2012, balances in bonds and pledged accounts totaled $455,000 and $482,000, respectively.

11. SUBSEQUENT EVENTS

The Company has evaluated events through February 18, 2014, the date on which these financial statements were available for issuance. There are no events or transactions requiring recognition or disclosure in the financial statements.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. CAPITALIZED COSTS AND COSTS INCURRED RELATING TO OIL AND NATURAL GAS PRODUCING OPERATIONS

(a) Capitalized Costs Relating to Oil and Natural Gas Producing Activities

The Company’s oil and natural gas properties are entirely within the United States. The net capitalized costs related to the Company’s oil and natural gas producing properties were as follows:

	Year ended December 31,
	2013	2012
	(In thousands)
Proved properties	95,689	93,516
Unevaluated properties (1)	17,818	16,934

Total capitalized costs	113,507	110,450
Accumulated depreciation and depletion	(17,082)	(13,930)

Net capitalized costs	$96,425	$96,520

(1)	Unproved oil and gas properties represent unevaluated costs the Company excludes from the amortization base until proved reserves are established or impairment is determined. The Company estimates that the remaining costs will be evaluated within 3 to 5 years.

(b) Costs Incurred in Certain Oil and Natural Gas Activities

The following table presents information regarding the Company’s net cost incurred in oil and natural gas property acquisition, exploration and development activities:

	Year ended December 31,
	2013	2012
	(In thousands)
Acquisition costs
Proved properties	$—	$—
Unproved properties	—	69
Development costs	3,098	6,724
Exploration costs	514	408

Total costs incurred	$3,612	$7,201

13. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(a) Oil and Natural Gas Reserves

The following table sets forth the net quantities of proved reserves during the periods indicated. This information includes the oil and natural gas segment’s royalty and net working interest share of the reserves in oil and natural gas properties. Net proved oil and natural gas reserves for the year ended December 31, 2012 and 2013 were prepared by Santa Maria Energy’s independent petroleum engineering firm. There are many uncertainties inherent in estimating proved reserve quantities, and projecting future production rates and timing of future development costs. In addition, reserve estimates of new discoveries are more imprecise than those of properties with a production history. Accordingly, these estimates are subject to change as additional information becomes available. All reserves are located in the United States.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proved reserves are the estimated quantities of crude oil, condensate, and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and natural gas reservoirs under existing economic and operating conditions at the end of the respective years. Proved developed reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The Company estimates proved reserves using historical 12-month unweighted first day of the month average prices.

Proved undeveloped reserves include drilling locations that are more than one offset location away from productive wells and are reasonably certain of containing proved reserves and which are scheduled to be drilled within five years under the Company’s development plans. The Company’s development plans for drilling scheduled over the next five years are subject to many uncertainties and variables, including availability of capital; future oil and natural gas prices; and cash flows from operations, future drilling costs, demand for natural gas, and other economic factors.

The following table sets forth information for the years ended December 31, 2012 and 2013 with respect to changes in the Company’s proved reserves:

	Oil (MMBbl)	Natural gas (MMcf)	Equivalents (MMBoe)
Proved developed and undeveloped reserves
December 31, 2011	6,242	3,014	6,744
Revisions	2,528	(2,631)	2,090
Extensions, discoveries and other additions	—	—	—
Production	(140)	(219)	(177)
Purchase of reserves	—	—	—

December 31, 2012	8,630	164	8,657
Revisions	(876)	34	(870)
Extensions, discoveries and other additions	7,998	—	7,998
Production	(115)	(90)	(130)
Purchase of reserves	—	—	—

December 31, 2013	15,637	108	15,655
Proved developed reserves
December 31, 2012	2,152	164	2,179
December 31, 2013	2,068	108	2,086
Proved undeveloped reserves
December 31, 2012	6,478	—	6,478
December 31, 2013	13,569	—	13,569

Santa Maria Energy realized a decrease to proved developed producing reserves of 311 MBoe, a 15.4% decrease, in the year ending December 31, 2013 compared to the year ended December 31, 2012. This decrease was comprised of 130 MBoe produced in 2013 and remaining the 181 MBoe decrease was primarily due to volume revisions for Orcutt Diatomite and price changes.

Additionally, Santa Maria Energy realized an increase to proved undeveloped reserves of 7,091 MBoe, in the year ending December 31, 2013 compared to the year ending December 31, 2012. The increase was primarily due to the addition of 158 well locations for Orcutt Diatomite. This was offset by a decrease of 907 MBoe primarily due to price changes and volume revisions tied to Orcutt Diatomite pilot performance.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The values for oil reserves are based upon the 12 month arithmetic average first of the month price January through December. Oil prices are then further adjusted for transportation, quality and basis differentials. The Natural Gas reserves are based upon a fixed price which was mutually determined by Santa Maria Energy and a third party.

The following table sets forth the Oil and Natural Gas reserve prices:

	Monterey Oil Reserve Prices Bbl	Diatomite Oil Reserve Prices Bbl	Natural Gas Reserve Prices Mcf
2012	$103.75	$104.34	$1.96
2013	$101.49	$100.49	$1.96

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

The Company follows the guidelines prescribed in ASC Topic 932, Extractive Activities—Oil and Gas for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The following summarizes the policies used in the preparation of the accompanying oil and natural gas reserve disclosures, standardized measures of discounted future net cash flows from proved oil and natural gas reserves and the reconciliation of standardized measures from year to year.

The information is based on estimates of proved reserves attributable to the Company’s interest in oil and natural gas properties as of December 31 of the years presented. These estimates were prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers for 2013 and 2012. The 2011 estimates were prepared by Gaffney, Cline & Associates, Inc., independent petroleum engineers.

The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows: (1) Estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions. (2) The estimated future cash flows are compiled by applying the twelve month average of the first of the month prices of crude oil and natural gas relating to the Company’s proved reserves to the year-end quantities of those reserves for reserves. (3) The future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions, plus Company overhead incurred. (4) Future income tax expenses are based on year-end statutory tax rates giving effect to the remaining tax basis in the oil and natural gas properties, other deductions, credits and allowances relating to the Company’s proved oil and natural gas reserves. (5) Future net cash flows are discounted to present value by applying a discount rate of 10%.

The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect the Company’s expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations, since these reserve quantity estimates are the basis for the valuation process. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company’s oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summary sets forth the Company’s future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in ASC Topic 932 (in thousands):

	Year ended December 31,
	2013	2012
	(In thousands)
Future cash inflows	$1,573	$900
Future production costs	(648)	(309)
Future development costs	(279)	(144)

Future net cash flows before income tax	646	447
Future income tax expense	—	—

Future net cash flows	646	447
10% annual discount for estimated timing of cash flows	(380)	(276)

Standardized measure of discounted future net cash flows	$266	$171

The average prices used to estimate the Company’s total equivalent reserves were as follows:

Santa Maria Basin
December 31, 2011	$97.62
December 31, 2012	$103.99
December 31, 2013	$100.51

The prices above have been adjusted for quality and basis differences and are representative of the net oil price received by Santa Maria Energy.

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using average prices for 2013, and 2012 along with estimates of the operating costs, production taxes and future development and abandonment costs (less salvage value) necessary to produce such reserves. No deduction has been made for depreciation or any indirect costs such as general corporate overhead or interest expense.

Operating costs and production taxes are estimated based on current costs with respect to producing oil and natural gas properties. Future development costs including abandonment costs are based on the best estimate of such costs assuming current economic and operating conditions. The future costs estimated to be spent to develop the Company’s portion of proved undeveloped properties is $271 million.

The future net revenue information assumes no escalation of costs or prices, except for oil and natural gas sales made under terms of contracts which include fixed and determinable escalation. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.

SANTA MARIA ENERGY HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d) Changes in Standardized Measure of Discounted Future Net Cash Flow

	Year ended December 31,
	2013	2012
	(In thousands)
Balance, beginning of period	$170,614	$103,639
Sales and transfers of oil and natural gas produced during the period	(12,134)	(8,277)
Change in prices and production costs related to future production	(27,095)	13,828
Changes in estimated future development costs	1,472	1,868
Extensions and discoveries	132,378	—
Revisions in previous quantity estimates	(16,854)	54,618
Previously estimated development costs incurred during the period	3,093	3,188
Accretion of discount	16,731	(1,702)
Other	(2,517)	3,452
Net change in income taxes	—	—

Balance, end of period	$265,688	$170,614

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Hyde Park Acquisition Corp. II

We have audited the accompanying balance sheets of Hyde Park Acquisition Corp. II (a company in the development stage) (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2013 and 2012, for the period from February 24, 2011 (inception) through December 31, 2011, and for the period from February 24, 2011 (inception) through December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Hyde Park Acquisition Corp. II (a company in the development stage), as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012, for the period from February 24, 2011 (inception) through December 31, 2011, and for the period from February 24, 2011 (inception) through December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 24, 2014

Hyde Park Acquisition Corp. II

(A Company in the Development Stage)

BALANCE SHEETS

	As of December 31,
	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	$387,115	$743,748
Prepaid expenses and other current assets	1,821	89,628

Total current assets	388,936	833,376
Restricted investments and cash equivalents held in Trust Account	78,750,898	78,787,269

Total assets	$79,139,834	$79,620,645

LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued liabilities	$1,379,824	$14,978
Accrued Delaware franchise tax	205,000	64,648

Total liabilities	1,584,824	79,626

Commitments and contingencies
Common Stock, subject to possible conversion or tender, 6,894,133 and 7,088,364 shares at conversion value at December 31, 2013 and 2012, respectively (1)	72,388,397	74,427,822
Stockholders’ Equity
Preferred Stock, $0.0001 par value, 1,000,000 shares authorized; none issued or outstanding	—	—
Common Stock, $0.0001 par value, 50,000,000 shares authorized; 3,174,617 shares issued and outstanding (excluding 6,894,133 shares subject to possible conversion or tender), as adjusted at December 31, 2013, and 2,980,386 shares issued and outstanding (excluding 7,088,364 shares subject to possible conversion or tender) at December 31, 2012.	317	298
Additional paid-in capital	7,342,024	5,302,618
Deficit accumulated during the development stage	(2,175,728)	(189,719)

Total stockholders’ equity	5,166,613	5,113,197

Total liabilities, redeemable common stock and stockholders’ equity	$79,139,834	$79,620,645

(1)	As a result of changes in the Company’s net tangible assets, a total of 6,894,133 and 7,088,364 shares of common stock were subject to conversion or tender at December 31, 2013 and 2012, respectively.

The accompanying notes are an integral part of these financial statements.

Hyde Park Acquisition Corp. II

(A Company in the Development Stage)

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		For the Period February 24, 2011 (Inception) Through December 31, 2011	For the Period February 24, 2011 (Inception) Through December 31, 2013
	2013	2012
Formation and operating costs
Legal and professional fees	$1,698,632	$77,350	$—	$1,775,982
Office expense—related party	120,000	50,000	—	170,000
General and administrative expenses	235,730	92,122	8,222	336,074

Loss from operations	(2,054,362)	(219,472)	(8,222)	(2,282,056)
Interest income	68,353	37,975	—	106,328

Net loss	$(1,986,009)	$(181,497)	$(8,222)	$(2,175,728)

Weighted average shares outstanding, basic and diluted (1)(2)(3)	3,031,815	2,312,377	1,875,000

Basic and diluted net loss per common share	$(0.66)	$(0.08)	$(0.00)

(1)	For the year ended December 31, 2012 and for the period February 24, 2011 (inception) through December 31, 2011, shares excluded an aggregate of 281,250 shares that were subject to forfeiture. These shares were forfeited on September 22, 2012 (See Note 7).
(2)	For the years ended December 31, 2013 and 2012, shares excluded 6,894,133 and 7,088,364 shares, respectively, subject to possible conversion or tender.
(3)	Share amounts for the period February 24, 2011 (inception) through December 31, 2011 have been retroactively restated to reflect the effect of (i) a dividend of approximately .0139 shares for each outstanding share of common stock on July 1, 2011 and (ii) contribution to the Company of 718,750 shares of common stock by the Sponsors on October 26, 2011.

The accompanying notes are an integral part of these financial statements.

Hyde Park Acquisition Corp. II

(A Company in the Development Stage)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Period from February 24, 2011 (Inception) through December 31, 2013

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
	Shares	Amount
Balance, February 24, 2011 (inception)	—	$—	$—	$—	$—
Common stock issued at approximately $0.01 per share to initial stockholders, on April 28, 2011	2,156,250	216	24,784	—	25,000
Net loss for the period from February 24, 2011 (inception) through December 31, 2011	—	—	—	(8,222)	(8,222)

Balance, December 31, 2011	2,156,250	216	24,784	(8,222)	16,778
Sale of 7,500,000 shares on August 7, 2012, net of underwriters’ discount and offering costs	7,500,000	750	72,767,488	—	72,768,238
Sale of 693,750 shares to Sponsors on August 7, 2012	693,750	69	6,937,431	—	6,937,500
Forfeiture of Founders’ Shares in connection with the underwriters’ election to not exercise their over-allotment option on September 15, 2012	(281,250)	(28)	28	—	—
Net proceeds subject to possible redemption of 7,088,364 shares at redemption value (1)	(7,088,364)	(709)	(74,427,113)	—	(74,427,822)
Net loss for the year ended December 31, 2012	—	—	—	(181,497)	(181,497)

Balance, December 31, 2012	2,980,386	$298	$5,302,618	$(189,719)	$5,113,197
Change in net proceeds subject to possible redemption (2)	194,231	19	2,039,406	—	2,039,425
Net loss for the year ended December 31, 2013	—	—	—	(1,986,009)	(1,986,009)

Balance, December 31, 2013	3,174,617	$317	$7,342,024	$(2,175,728)	$5,166,613

(1)	As a result of changes in the Company’s net tangible assets, a total of 7,088,364 shares of common stock were subject to conversion or tender at December 31, 2012.
(2)	As a result of changes in the Company’s net tangible assets, a total of 6,894,132 shares of common stock were subject to conversion or tender at December 31, 2013.

The accompanying notes are an integral part of these financial statements.

Hyde Park Acquisition Corp. II

(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		For the Period February 24, 2011 (Inception) Through December 31, 2011	For the Period February 24, 2011 (Inception) Through December 31, 2013
	2013	2012
Cash flows from operating activities:
Net Loss	$(1,986,009)	$(181,497)	$(8,222)	$(2,175,728)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of discount on investments held in trust	(66,939)	(37,269)	—	(104,208)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	87,807	(89,628)	—	(1,821)
Accrued liabilities	1,505,198	(10,374)	3,500	1,584,824

Net cash used in operating activities	(459,943)	(318,768)	(4,722)	(696,933)

Cash flows from investing activities:
Purchases of restricted investments and cash equivalents held in Trust Account	(236,248,690)	(78,750,000)	—	(314,998,690)
Proceeds from maturity of restricted investments and cash equivalents held in Trust Account	236,352,000	—	—	236,352,000

Net cash provided by (used in) investing activities	103,310	(78,750,000)	—	(78,646,690)

Cash flows from financing activities:
Proceeds from (repayments of) notes payable to stockholders	—	(100,000)	100,000	—
Proceeds from the issuance of Founders’ Shares	—	—	25,000	25,000
Proceeds from public offering, net of offering costs	—	73,121,850	—	73,121,850
Proceeds from the issuance of Sponsors’ Shares	—	6,937,500	—	6,937,500
Payment of offering costs	—	(149,091)	(118,021)	(353,612)

Net cash provided by financing activities	—	79,810,259	6,979	79,730,738

Net (decrease) increase in cash and cash equivalents	(356,633)	741,491	2,257	387,115
Cash and cash equivalents—beginning	743,748	2,257	—	—

Cash and cash equivalents —ending	$387,115	$743,748	$2,257	$387,115

Supplemental disclosure of non-cash financing activity:
Increase in accrued expenses for deferred offering costs	$—	$—	$86,500	$—

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1 — Organization, Plan of Business Operations and Liquidity

Hyde Park Acquisition Corp. II (“Hyde Park” or the “Company”) was incorporated in Delaware on February 24, 2011 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, stock purchase, plan of arrangement, recapitalization, reorganization or other similar business combination, one or more businesses or entities (a “Business Combination”).

As of December 31, 2013 the Company had not commenced any operations. All activity through December 31, 2013 relates to the Company’s formation, initial public offering (“Offering”), and the identification and investigation of prospective target businesses with which to consummate a Business Combination.

On November 27, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Santa Maria Energy Corporation (“Santa Maria Energy Corporation”), HPAC Merger Sub, Inc. (“HPAC Merger Sub”), SME Merger Sub, LLC (“SME Merger Sub”) and Santa Maria Energy Holdings, LLC (“Santa Maria Energy”) (together, the “SME Merger”). See Note 8 — Agreements and Plan of Merger for a discussion of the merger agreement entered into on November 27, 2013.

The registration statement for the Offering was declared effective on August 1, 2012. The Company consummated the Offering on August 7, 2012 and received proceeds net of underwriters discount of $73,312,500 and simultaneously raised $6,937,500 through the issuance of shares of common stock (“Sponsors’ Shares”) to the Company’s initial stockholders (collectively, the “Sponsors”) in a private placement (“Private Placement”) which are described in Note 4. The Company paid a total of $1,687,500 in underwriting discounts and commissions (not including deferred fees) and $544,262 for other costs and expenses related to the Offering.

Upon the closing of the Offering, $78,750,000 ($10.50 per share sold in the Offering (“Public Share”), including the proceeds of the Private Placement), was placed in a trust account (“Trust Account”) and is invested in United States government treasury bills having a maturity of 180 days or less. Funds held in the Trust Account may also be invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, which invest solely in U.S. treasuries, until the earlier of the consummation of the initial Business Combination or the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons or entities will execute such agreements. The Company’s executive officers have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for, or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for a Business Combination.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and the Private Placement, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to affect a Business Combination successfully.

Note 1 — Organization, Plan of Business Operations and Liquidity, continued

The Company’s shares are listed on the NASDAQ Capital Markets (“NASDAQ”). Pursuant to the NASDAQ listing rules, the target business or businesses that the Company acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account, net of deferred commissions and tax obligations, at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance (See Note 9 — Subsequent Event).

Pursuant to the Company’s amended and restated certificate of incorporation, the Company may either seek stockholder approval of any Business Combination at a meeting called for such purpose at which stockholders may seek to convert their shares of common stock into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or provide stockholders with the opportunity to sell their shares of common stock to the Company by means of a tender offer for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable). Pursuant to the terms of the SME Merger, the Company has determined to seek stockholder approval through a meeting of stockholders called for such purpose, which stockholders may seek to convert their shares of common stock into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable). The Company will proceed with a Business Combination only if it has net tangible assets of at least $5,000,001 upon consummation of the Business Combination and, solely if stockholder approval is sought, a majority of the outstanding shares of common stock of the Company voted are voted in favor of the Business Combination. The Company intends to consistently maintain its net tangible assets at the threshold level of $5,000,001. Notwithstanding the foregoing, a Public Stockholder (defined as a holder of Public Shares, including the Company’s Sponsors to the extent the Sponsors purchase Public Shares, provided that their status as “public stockholders” shall only exist with respect to such Public Shares), together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d) (3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking conversion rights with respect to 20% or more of the Public Shares without the Company’s prior written consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, each Public Stockholder seeking to exercise conversion rights will be required to certify whether such stockholder is acting in concert or as a group with any other stockholder. These certifications, together with any other information relating to stock ownership available at that time, will be the sole basis on which the above-referenced determination is made. If it is determined that a stockholder is acting in concert or as a group with any other stockholder, the stockholder will be notified of the determination and will be offered an opportunity to dispute the finding. The final determination as to whether a stockholder is acting in concert or as a group with any other stockholder will ultimately be made in good faith by the Company’s board of directors. In connection with any stockholder vote required to approve any Business Combination, the Sponsors have agreed (1) to vote any of their respective Founders’ Shares (See Note 7), Sponsors’ Shares and any Public Shares they may have acquired in the Offering or the aftermarket in favor of the initial Business Combination, (2) not to convert any of their respective Founders’ Shares and Sponsors’ Shares in connection with any vote on a Business Combination, and (3) not to sell any of their respective Founders’ Shares and Sponsors’ Shares to the Company pursuant to any tender offer described above.

The Company’s Amended and Restated Certificate of Incorporation provides that the Company will continue in existence only until May 1, 2014. If the Company has not completed a Business Combination by such date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding shares held by the Public Stockholders, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest but net of franchise taxes and income taxes payable with respect to interest earned on the Trust Account, divided by the number of then outstanding Public Shares (defined as shares of the Company’s common stock sold in Offering (whether they are purchased in the Offering or thereafter in the open market), which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining

Note 1 — Organization, Plan of Business Operations and Liquidity, continued

stockholders and its board of directors dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the Public Stockholders will be entitled to receive a full pro rata interest in the Trust Account ($10.50 per Public Share as of December 31, 2012 plus any pro rata interest earned on the Trust Fund, net of taxes, not previously released to the Company).

Liquidity

As of December 31, 2013, the Company had $387,115 in cash and cash equivalents. Investment securities in the Trust Account as of December 31, 2013 consisted of $78,749,953 in United States treasury bills with a maturity of 180 days or less, and $945 in cash equivalents. Except as set forth below, funds held in the Trust Account will be not be released to the Company until the earlier of (i) the completion of its initial Business Combination, or (ii) the redemption of 100% of its outstanding public shares in the event it has not completed a Business Combination in the required time period. Interest earned on the funds held in the Trust Account may be released to the Company to pay its income or other tax obligations, and any remaining interest earned on the funds in the Trust Account may be used for the Company’s working capital requirements.

The Company expects that the funds not held in the Trust Account, plus the interest earned on the Trust Account balance (net of income and other tax obligations) that may be released to the Company to fund its working capital requirements (which is anticipated to be approximately $51,000) will be sufficient to allow the Company to operate until May 1, 2014, assuming that a Business Combination is not consummated during that time. The Company anticipates that it will incur approximately $475,000, of which approximately $250,000 are expected to be paid in cash on or before May 1, 2014, in costs to search for a Business Combination candidate and operate its business during that time.

If the actual amount of the costs of undertaking in-depth due diligence and negotiating its initial Business Combination is more than the Company’s estimates to do so, or if the amount available from interest earned on the Trust Account is less than expected, the Company may have insufficient funds in order to operate its business prior to an initial Business Combination. Moreover, the Company may need to obtain additional financing either to consummate an initial Business Combination or because the Company becomes obligated to redeem a significant number of its public shares upon consummation of its initial Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. There can be no assurance that the Company can issue additional securities or incur debt on commercially acceptable terms or at all.

Note 2 — Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the accounting and disclosure rules of the Securities and Exchange Commission (“SEC”). The Company has evaluated subsequent events through the issuance of this Form 10-K.

The Company is considered to be a development stage company, and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) 915 “Development Stage Entities”. The Company is subject to all of the risks associated with development stage companies.

Note 3 — Significant Accounting Policies

Cash and Cash Equivalents

Cash: The Company maintains its cash with high credit quality financial institutions. At times, the Company’s cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. As of December 31, 2013, substantially all of the Company’s cash funds were held at one financial institution.

Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Investments and Cash Equivalents Held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination.

As of December 31, 2013, investment securities held in the Trust Account consisted of $78,749,953 in United States Treasury Bills, which matures on March 27, 2014 and $945 of cash equivalents. The Company classifies its United States Treasury securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and are adjusted for the accretion of discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

The carrying amount, gross unrealized holding gains (losses) and fair value of held-to-maturity securities at December 31, 2013 and 2012, respectively are as follows:

	Carrying Amount	Gross Unrealized Holding (Losses) Gains	Fair Value
Held-to-maturity:
U.S. Treasury Bills:
December 31, 2013	$78,749,953	$(768)	$78,749,186
December 31, 2012	$78,786,810	$7,826	$78,794,636

Loss Per Share

Loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Common shares subject to possible redemption of 6,894,133, 7,088,364 and 0 shares at December 31, 2013, 2012 and 2011, respectively have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Weighted

Note 3 — Significant Accounting Policies, continued

Loss Per Share, continued

average shares for the year ended December 31, 2012 and for the period February 24, 2011 (inception) through December 31, 2011, were reduced for the effect of an aggregate 281,250 shares of common stock that were forfeited on September 15, 2012, the date upon which the underwriters’ over-allotment option expired (See Note 7).

Shares Subject to Possible Conversion or Tender

The Company accounts for its shares subject to possible redemption or tender in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity”. Shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable common shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares are classified as shareholders’ equity. The Company’s shares feature certain redemption rights that are considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly at December 31, 2013 and 2012, the shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal) and in various state and local jurisdictions. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on February 24, 2011, the evaluation was performed for the tax years ended December 31, 2013, 2012 and 2011, respectively, which are the only periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from February 24, 2011 (inception) through December 31, 2013. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Note 3 — Significant Accounting Policies, continued

Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of December 31, 2013, through the date which the financial statements were available to be publicly issued. Based upon the review, other than described in Note 9 — Subsequent Event, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 4 — Initial Public Offering and Private Placement

On August 7, 2012, the Company sold 7,500,000 shares of common stock at an offering price of $10.00 per share generating gross proceeds of $75,000,000 in the Offering.

Simultaneously with the consummation of the Offering, the Company consummated the Private Placement with the sale of 693,750 Sponsors’ Shares to the Sponsors at a price of $10.00 per share, generating total proceeds of $6,937,500. The Sponsors’ Shares are identical to the shares of common stock sold in the Offering. However, the purchasers have agreed not to transfer, assign or sell any of the Sponsors’ Shares (except to certain permitted transferees) until 30 days after the completion of the Company’s initial Business Combination.

The Sponsors are entitled to registration rights with respect to their Founders’ Shares and the Sponsors’ Shares, as well as any shares issued in payment of working capital loans made by the Sponsors or their affiliates to the Company, pursuant to a registration rights agreement. The holders of the Founders’ Shares are entitled to demand that the Company register these securities at any time commencing three months prior to the date on which the securities are to be released from escrow. The holders of the Sponsors’ Shares or shares issued in payment of working capital loans are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Sponsors have certain “piggyback” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

The Company entered into an agreement with the underwriters of the Offering (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid 2.25% of the gross proceeds of the Offering, or $1,687,500, as underwriting discounts and commissions upon closing of the Offering.

The Company will also pay the underwriters in the Offering a deferred underwriting discount (“Deferred Commission”) of 2.75% of the gross proceeds of the Offering which is held in the Trust Account. The amount of any aggregate Deferred Commissions paid to the underwriters will be reduced by the amount of any Deferred Commission earned on shares of common stock which have been converted or tendered in connection with the completion of an initial Business Combination.

On the date of the Offering, the Company granted the underwriters a 45 day option to purchase up to 1,125,000 shares to cover over-allotments if any, which expired unexercised on September 22, 2012.

Note 5 — Commitments

The Company presently occupies office space provided by an affiliate of the Company’s Chief Executive Officer. Such affiliate has agreed that, until the Company consummates a Business Combination or is required to be liquidated, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate

Note 5 — Commitments, continued

an aggregate of $10,000 per month for such services commencing on August 1, 2012. During the years ended December 31, 2013 and 2012, for the period from February 24, 2011 (inception) through December 31, 2011, and for the period from February 24, 2011 (inception) through December 31, 2013, the Company has paid $120,000, $50,000, $0 and $170,000, respectively to the aforementioned affiliate, which is reflected in the Statement of Operations as Office expense — related party.

On September 25, 2012, the Company engaged a law firm to assist the Company with its legal matters in identifying, negotiating, and consummating a Business Combination as well as assisting with other legal matters. In connection with the engagement, the Company initially paid the law firm $100,000. Fees in excess of $100,000 are accrued as a liability as incurred, but will not be paid until the earlier of (i) the consummation of a Business Combination or (ii) upon the liquidation of the Company. Upon event (i), the Company’s obligation to the law firm will be increased by 15% and we intend to pay such amount in full. Pursuant to our agreement with the law firm, upon event (ii), the law firm has agreed to accept as payment in full only the amount of cash the Company has available after payments have been made to all of the Company’s creditors.

On June 1, 2013, the Company engaged a consultant to assist the Company with its evaluation of potential Business Combination candidates. This consultant will be paid $5,000 per month. Upon the Company consummating a Business Combination, the Company would be required to pay the consultant an additional $10,000 per month, for each month of service provided, representing a total of $70,000 as of December 31, 2013.

Note 6 — Income Taxes

The Company’s net deferred tax assets are as follows:

	December 31,
	2013	2012
Net operating loss carryforwards	$809,072	$75,477

Total deferred tax assets	809,072	75,477
Less: Valuation allowance	(809,072)	(75,477)

Net deferred tax assets	$—	$—

The Company has a net operating loss of approximately $2,022,680 that expires between 2031 and 2033. The ultimate realization of the net operating losses is dependent upon future taxable income, if any, of the Company and may be limited in any one period by alternative minimum tax rules. Although management believes that the Company will have sufficient future taxable income to absorb the net operating loss carryovers before the expiration of the carryover period, there may be circumstances beyond the Company’s control that limit such utilization. Accordingly, management has determined that a full valuation allowance of the deferred tax asset is appropriate at December 31, 2013 and 2012, respectively.

Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company’s outstanding capital stock) has increased on a cumulative basis by more than 50 percentage points within a period of two years. Management cannot control the ownership changes occurring as a result of public trading of the Company’s Common Stock. Accordingly, there is a risk of an ownership change beyond the control of the Company that could trigger a limitation of the use of the loss carryover.

The Company established a valuation allowance of $809,072 and $75,477 as of December 31, 2013 and 2012, which fully offset the deferred tax assets of $809,072 and $75,477, respectively.

Note 6 — Income Taxes, continued

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate at December 31, 2013, 2012 and 2011, respectively is as follows:

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Period from February 24, 2011 (inception) through December 31, 2011
Tax benefit at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State income tax, net of federal benefit	(6.0)%	(6.0)%	(6.0)%
Permanent difference:
Meals and entertainment	0.1%	0.2%	—%
Merger and acquisition costs	3.0%	—%	—%
Increase in valuation allowance	36.9%	39.8%	40.0%

Effective income tax rate	—%	—%	—%

Note 7 — Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2013 and 2012, respectively there are no shares of preferred stock issued or outstanding.

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. In connection with the organization of the Company, on April 28, 2011, a total of 2,524,391 shares of the Company’s common stock were sold to the Sponsors at a price of approximately $0.01 per share for an aggregate of $25,000 (“Founders’ Shares”). Effective July 1, 2011, the Company’s Board of Directors authorized a stock dividend of approximately 0.139 shares for each outstanding share of common stock. On October 26, 2011, the Sponsors contributed an aggregate of 718,750 shares of the Company’s common stock to the Company’s capital at no cost to the Company. Share amounts have been retroactively restated to reflect the effect of the stock dividend and the Sponsors’ contribution to capital. The holders of the majority of the Founders’ Shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination.

On September 15, 2012, an aggregate of 281,250 Founders’ Shares were forfeited upon the underwriters’ election not to exercise their over-allotment option, resulting in the Sponsors owning an aggregate of 1,875,000 Founders shares.

As of December 31, 2013, 10,068,750 shares of the Company’s common stock were issued and outstanding, including 6,894,133 shares of common stock subject to possible conversion or tender.

The Founders’ Shares were placed into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited expectations, these shares will not be transferable during the escrow period. Such shares will be released from escrow on the first anniversary of the closing date of the initial Business Combination, or earlier upon the occurrence of certain events.

Note 8 — Agreement and Plan of Merger

On November 27, 2013, the Company entered into the Merger Agreement with Santa Maria Energy. Santa Maria Energy is an independent energy company focused on the exploration and development of oil and natural gas in the Monterey Formation and the Diatomite reservoir within the Sisquoc formation in northern Santa Barbara County, California.

The Merger Agreement provides for (1) the merger of HPAC Merger Sub, a wholly-owned subsidiary of Santa Maria Energy Corporation, with and into Hyde Park, with Hyde Park surviving as a wholly-owned subsidiary of Santa Maria Energy Corporation (the “Hyde Park Merger”), (2) the merger of SME Merger Sub, a wholly-owned subsidiary of Santa Maria Energy Corporation, with and into Santa Maria Energy, with Santa Maria Energy surviving as a wholly-owned subsidiary of Santa Maria Energy Corporation (the “SME Merger” and together with the Hyde Park Merger, the “Merger”), and (3) the subsequent contribution of Santa Maria Energy to Hyde Park, resulting in Santa Maria Energy becoming a wholly owned subsidiary of Hyde Park (the “SME Contribution”). The stockholders of Hyde Park and the common unitholders of Santa Maria Energy will receive Santa Maria Energy Corporation common stock and the preferred unitholders of Santa Maria Energy will receive Santa Maria Energy Corporation preferred stock as part of the Merger. Santa Maria Energy Corporation is a holding company formed solely for purposes of effecting the Merger.

As a result of the Merger, the Company’s stockholders will own 10,068,750 shares of Santa Maria Energy Corporation’s common stock, or approximately 38.8% of its outstanding common stock immediately following the Merger, assuming no shares of SMEC common stock are sold in the SME Private Equity Financing. At a minimum, the Hyde Park stockholders will own approximately 19.5% of the outstanding Santa Maria Energy Corporation common stock assuming maximum conversion of Hyde Park common stock and maximum Private Equity Financing.

Santa Maria Energy is an independent energy company focused on the exploration and development of oil and natural gas in the Monterey Formation and the Diatomite reservoir within the Sisquoc formation in northern Santa Barbara County, California.

The Merger is expected to be consummated on or before May 1, 2014, subject to receipt of the required approval by the stockholders of Hyde Park and the members of Santa Maria Energy, as well as the fulfillment of certain other conditions, as described in Amendment No. 1 to the Registration Statement on Form S-4 (the “Merger Form S-4”) filed by Santa Maria Energy Corporation on January 27, 2014 under the captions “Summary — Conditions to the Consummation of the Merger” and “Merger Agreement — Conditions to Completion of the Merger” and in the Merger Agreement.

Note 9 — Subsequent Event

Notice of Potential Delisting from NASDAQ

On January 2, 2014, the Company received notice from NASDAQ that, as a result of the Company’s failure to hold an annual meeting of stockholders within the timeframe required by NASDAQ listing Rules 5620(a) and 5620(b), NASDAQ had determined to delist the Company’s securities from its NASDAQ listing. NASDAQ Rule 5620(a) requires a listed company to hold an annual meeting of stockholders no later than one year after the end of its fiscal year-end, and NASDAQ Rule 5620(b) requires a listed company to solicit proxies and provide proxy statements for all meetings of stockholders and to provide copies of such proxy solicitation to NASDAQ.

On January 8, 2014, NASDAQ notified the Company that the delisting notification would be supplemented as a result of NASDAQ’s determination that the Company has less than 300 public stockholders in violation of NASDAQ Rule 5550. On January 29, 2014, the Company received formal notification from Nasdaq that, based on Nasdaq’s records, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(3). Nasdaq Listing Rule 5550(a)(3) requires listed companies to maintain at least 300 “public holders,” which includes beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an executive officer, director, or the beneficial holder of more than 10% of the total shares outstanding.

Note 9 — Subsequent Event, continued

Notice of Potential Delisting from NASDAQ, continued

NASDAQ’s delisting determinations will not immediately result in the delisting of the Company’s securities. Under NASDAQ rules, the suspension of trading and delisting of the Company’s securities will be stayed during the pendency of an appeal by the Company of the delisting determinations. The Company commenced such an appeal, and a NASDAQ panel heard Company’s appeal at a hearing held on February 20, 2014. Accordingly, the Company’s common stock will continue to trade on NASDAQ while such appeal is pending. There can be no assurance whether the Company will be successful in its appeal of the delisting determinations.

ANNEX A

MERGER AGREEMENT

Agreement and Plan of Merger, dated as of November 27, 2013, as amended as of December 16, 2013, by and among Hyde Park Acquisition Corp. II, Santa Maria Energy Corporation, HPAC Merger Sub, Inc., SME Merger Sub, LLC and Santa Maria Energy Holdings, LLC (composite copy incorporating the Agreement and Plan of Merger, dated as of November 27, 2013 and Consent and First Amendment to Agreement and Plan of Merger, dated as of December 16, 2013).

Each reference in the Agreement and Plan of Merger to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Agreement and Plan of Merger shall mean and be a reference to the Agreement and Plan of Merger as amended by the Consent and First Amendment to Agreement and Plan of Merger. All references in the Agreement and Plan of Merger to “the date hereof” or “the date of this Agreement” shall refer to November 27, 2013.

Composite Copy

AGREEMENT AND PLAN OF MERGER

by and among

HYDE PARK ACQUISITION CORP. II,

SANTA MARIA ENERGY CORPORATION,

HPAC MERGER SUB, INC.,

SME MERGER SUB, LLC

and

SANTA MARIA ENERGY HOLDINGS, LLC

Dated as of November 27, 2013

As amended by the

CONSENT AND FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

Dated as of December 16, 2013

A-i

A-ii

Exhibits

Exhibit A	Form of Amended and Restated Certificate of Incorporation of Parent
Exhibit B	Form of Amended and Restated Bylaws of Parent

Annexes

Annex I	Directors, Managers and Officers of Parent and Hyde Park Surviving Corporation after the Effective Times
Annex II	Terms of Registration Rights Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 27, 2013, is by and among Hyde Park Acquisition Corp. II, a Delaware corporation (“Hyde Park”), Santa Maria Energy Corporation, a Delaware corporation (“Parent”), HPAC Merger Sub, Inc. , a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub 1”), SME Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), and Santa Maria Energy Holdings, LLC, a Delaware limited liability company (the “Company”). Hyde Park, Parent, the Merger Subs and the Company are referred to herein collectively as the “Parties” and individually as a “Party”. Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in Section 8.16 of this Agreement.

WITNESSETH:

WHEREAS, in anticipation of the Mergers (as defined below), Hyde Park and the Company have formed, directly or indirectly, (i) Parent, (ii) Merger Sub 1 and (iii) Merger Sub 2;

WHEREAS, the Parties intend to effect the Mergers upon the terms and conditions set forth in this Agreement whereby (i) Merger Sub 1 shall be merged with and into Hyde Park (the “Hyde Park Merger”), with Hyde Park surviving as a direct wholly owned subsidiary of Parent and (ii) simultaneous with the Hyde Park Merger, Merger Sub 2 shall be merged with and into the Company (the “SME Merger” and, together with Hyde Park Merger, the “Mergers”), with the Company surviving as a direct wholly owned subsidiary of Parent;

WHEREAS, immediately following the consummation of the Mergers, Parent shall contribute all the issued and outstanding limited liability company interests in SME Surviving LLC (as defined below) to the capital of Hyde Park Surviving Corporation (as defined below) and effective immediately prior thereto, Hyde Park Surviving Corporation shall be admitted to SME Surviving LLC as a member of SME Surviving LLC, and the SME Surviving LLC shall continue without dissolution following which SME Surviving LLC shall be a wholly owned Subsidiary of Hyde Park Surviving Corporation;

WHEREAS, the Board of Directors of Hyde Park (“Hyde Park Board”) has approved this Agreement and the Hyde Park Merger and deems it advisable and in the best interests of its stockholders to consummate the transactions contemplated hereby on the terms and conditions set forth herein and has resolved to recommend adoption of this Agreement by its stockholders;

WHEREAS, the Board of Managers of the Company (“Company Board”) has approved this Agreement and the SME Merger and deems it advisable and in the best interests of the members of the Company to consummate the transactions contemplated hereby on the terms and conditions set forth herein and has resolved to recommend adoption of this Agreement by its unitholders;

WHEREAS, Parent, as the sole member of Merger Sub 2, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the SME Merger and the Contribution, and adopted this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers will qualify as a contribution governed by Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code;

WHEREAS, in connection with the execution and delivery of this Agreement, the Kayne Anderson Parties (as defined below) have executed and delivered a voting agreement with Hyde Park, dated as of the date hereof; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I.

THE MERGERS

Section 1.1 Hyde Park Merger.

(a) At the Hyde Park Effective Time (as defined below), Merger Sub 1 shall be merged with and into Hyde Park upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate corporate existence of Merger Sub 1 shall cease and Hyde Park shall continue its existence under Delaware law as the surviving corporation (the “Hyde Park Surviving Corporation”). As a result of the Hyde Park Merger, the Hyde Park Surviving Corporation shall become a wholly owned Subsidiary of Parent.

(b) From and after the Hyde Park Effective Time, the Hyde Park Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Hyde Park and Merger Sub 1, all as provided under the DGCL.

Section 1.2 SME Merger.

(a) At the SME Effective Time (as defined below), Merger Sub 2 shall be merged with and into the Company upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), whereupon the separate corporate existence of Merger Sub 2 shall cease and the Company shall continue its existence under Delaware law as the surviving limited liability company (the “SME Surviving LLC” and, together with the Hyde Park Surviving Corporation, the “Surviving Companies”). As a result of the SME Merger, upon the SME Effective Time, Parent shall be admitted as a member of SME Surviving LLC, and SME Surviving LLC shall continue without dissolution and shall be a wholly owned Subsidiary of Parent.

(b) From and after the SME Effective Time, the SME Surviving LLC shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub 2, all as provided under the DLLCA.

(c) For federal income tax purposes, it is intended that the SME Merger be treated as a contribution of the Company Membership Interests (as defined below) in the Company to Parent in a transaction governed by Section 351 of the Code.

Section 1.3 Contribution. Immediately following the Effective Times (as defined below), Parent shall contribute all the issued and outstanding limited liability company interests in SME Surviving LLC to the capital of Hyde Park Surviving Corporation (the “Contribution”) following which SME Surviving LLC shall be a wholly owned Subsidiary of Hyde Park Surviving Corporation and effective immediately prior thereto Hyde Park Surviving Corporation shall be admitted as a member of the SME Surviving LLC and the SME Surviving LLC shall continue without dissolution.

Section 1.4 Private Placement. Immediately prior to the Effective Times, Parent shall accept the subscriptions, if any, received in connection with the Private Equity Financing (as defined below) and issue the shares contemplated thereby.

Section 1.5 Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Houston, Texas at 10:00 a.m., local time, on the earliest practicable date, but in any event not later than the third business day, after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as Hyde Park and the Company may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.6 Effective Times.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the parties shall cause each of the following to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) substantially concurrently with the other: (i) a certificate of merger relating to the Hyde Park Merger (the “Hyde Park Certificate of Merger”) and (ii) a certificate of merger relating to the SME Merger (the “SME Certificate of Merger”), in each case, executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and DLLCA.

(b) The Hyde Park Merger shall become effective at such time as the Hyde Park Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as is agreed between the Parties and specified in the Hyde Park Certificate of Merger (such time as the Hyde Park Merger becomes effective being the “Hyde Park Effective Time”).

(c) The SME Merger shall become effective at such time as the SME Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as is agreed between the Parties and specified in the SME Certificate of Merger (such time as the SME Merger becomes effective being the “SME Effective Time” and, together with the Hyde Park Effective Time, the “Effective Times”).

Section 1.7 Governing Documents.

(a) Immediately after the Effective Times, (i) the certificate of incorporation of Parent shall be amended and restated in its entirety in the form set forth in Exhibit A until thereafter changed or amended as provided therein or by applicable law and (ii) the bylaws of Parent shall be amended and restated in their entirety in the form set forth in Exhibit B until thereafter changed or amended as provided therein or by applicable law.

(b) Immediately after the Hyde Park Effective Time, the certificate of incorporation and by-laws of the Hyde Park Surviving Corporation shall be amended and restated to be identical to the certificate of incorporation and by-laws of Merger Sub 1.

(c) Immediately after the SME Effective Time, the certificate of formation and the limited liability company agreement of SME Surviving LLC shall be amended and restated to be identical to the certificate of formation and the limited liability company agreement of Merger Sub 2. No amendment to the limited liability company agreement of SME Surviving LLC will in any way affect any indemnification obligations under the limited liability company agreement of the Company in existence on the date of this Agreement.

Section 1.8 Directors and Officers. From and after the Effective Times, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors and officers of Parent and Hyde Park Surviving Corporation shall be the directors and officers set forth on Annex I hereto. Prior to the execution of this Agreement, each member of the Hyde Park Board has executed a written resignation effective as of the Hyde Park Effective Time.

Section 1.9 Parent Incentive Plan. Prior to Closing, the parties hereto will use their respective reasonable best efforts to agree on the terms of, and the adoption by Parent of, the Santa Maria Energy Corporation 2014 Equity Incentive Award Plan.

ARTICLE II.

EFFECT ON THE EQUITY OF THE CONSTITUENT ENTITIES; EXCHANGE PROCEDURES

Section 2.1 Effect on Capital Stock of Hyde Park, Merger Sub 1 and Parent. At the Hyde Park Effective Time, by virtue of the Hyde Park Merger and without any action on the part of Hyde Park, Parent, Merger Sub 1 or any holder of (i) any shares of Hyde Park common stock, $0.0001 par value per share (“Hyde Park Common Stock”) or (ii) any shares of Hyde Park preferred stock, $0.0001 par value per share (“Hyde Park Preferred Stock” and, together with Hyde Park Common Stock, “Hyde Park Stock”):

(a) Conversion of Certain Stock. All shares of Hyde Park Common Stock that are held by Hyde Park as treasury stock or that are owned by Hyde Park, Merger Sub 1 or any other wholly owned Subsidiary of Hyde Park immediately prior to the Hyde Park Effective Time shall cease to be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Hyde Park Common Stock. Subject to the other provisions of Article II (including, without limitation, Sections 2.6 and 2.7), each share of Hyde Park Common Stock issued and outstanding immediately prior to the Hyde Park Effective Time (other than Dissenting Shares and Conversion Shares) shall be converted into one fully paid and nonassessable share of common stock of Parent (“Parent Common Stock”), par value $0.001 per share (such shares referred to collectively as the “Hyde Park Merger Consideration”). As of the Hyde Park Effective Time, all shares of Hyde Park Common Stock shall cease to be outstanding and shall cease to exist, and each holder of a certificate representing any such shares of Hyde Park Common Stock (a “Hyde Park Certificate”) or shares of Hyde Park Common Stock held in book entry form (the “Hyde Park Book-Entry Shares”) shall, subject to Section 2.6, cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 2.1(b), the Hyde Park Merger Consideration upon surrender of such Hyde Park Certificate, without interest.

(c) Conversion of Merger Sub 1 Stock. Each share of Merger Sub 1 common stock issued and outstanding immediately prior to the Hyde Park Effective Time shall be converted into one share of common stock, par value $0.01 per share, of Hyde Park Surviving Corporation.

(d) Conversion of Parent Stock. Each share of Parent Common Stock that is held by Hyde Park immediately prior to the Effective Times shall cease to be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.2 Hyde Park Exchange Procedures.

(a) Exchange Agent. Prior to the Effective Times, Parent shall deposit with a nationally recognized financial institution or trust company designated by Parent and the Company and reasonably acceptable to Hyde Park to act as exchange agent (the “Exchange Agent”) for the exchange of certificates representing the full number of shares of Parent Stock (as defined below) issuable pursuant to Section 2.1(b), 2.3(b) and 2.3(c) in exchange for outstanding shares of Hyde Park Common Stock and Company Membership Interests (such shares of Parent Stock provided to the Exchange Agent, the “Exchange Fund”). Parent shall cause the Exchange Agent to deliver the Parent Common Stock contemplated to be issued pursuant to Section 2.1(b), 2.3(b) and 2.3(c) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. Parent, the Company and Hyde Park shall enter into an agreement relating to the Exchange Agent’s responsibilities under this Agreement.

(b) Hyde Park Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Hyde Park Effective Time, to each holder of record of a Hyde Park Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Hyde Park Certificates shall pass, only upon delivery of the Hyde Park Certificates to the Exchange Agent and shall be in customary form and have such other provisions as are reasonably satisfactory to both Hyde Park and the

Company) and (ii) instructions for use in effecting the surrender of the Hyde Park Certificates in exchange for the Hyde Park Merger Consideration. Upon surrender of a Hyde Park Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Hyde Park Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to deliver in exchange thereof as promptly as practicable the number of whole shares of Parent Common Stock (which shall be in non-certificated book entry form unless a physical certificate is requested by such holder, such shares are the subject of a lock-up agreement or lock-up provisions in Parent’s certificate of incorporation or such shares constitute restricted securities or control securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”)) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.1(b), and the Hyde Park Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Hyde Park Common Stock that is not registered in the transfer records of Hyde Park, shares may be issued to a person other than the person in whose name the Hyde Park Certificate so surrendered is registered, if such Hyde Park Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance to a person other than the registered holder of such Hyde Park Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable.

(c) Hyde Park Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Hyde Park Book-Entry Shares shall not be required to deliver a Hyde Park Certificate or an executed letter of transmittal to the Exchange Agent to receive the Hyde Park Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Hyde Park Book-Entry Shares whose shares of Hyde Park Common Stock were converted into the right to receive the Hyde Park Merger Consideration shall automatically upon the Hyde Park Effective Time (or, at any later time at which such Hyde Park Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Hyde Park Effective Time, in respect of each share of Hyde Park Common Stock the number of whole shares of Parent Common Stock (which shall be in non-certificated book entry form unless a physical certificate is requested by such holder of record, such shares are the subject of a lock-up agreement or lock-up provisions in Parent’s certificate of incorporation or such shares constitute restricted securities or control securities under the Securities Act) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.1(b), and the Hyde Park Book-Entry Shares of such holder shall forthwith be canceled.

(d) No Further Ownership Rights in Hyde Park Common Stock. The Hyde Park Merger Consideration issued in accordance with the terms of this Article II upon the surrender of the Hyde Park Certificates (or, automatically, in the case of the Hyde Park Book-Entry Shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Hyde Park Common Stock. After the Hyde Park Effective Time there shall be no further registration of transfers on the stock transfer books of Hyde Park Surviving Corporation of shares of Hyde Park Common Stock that were outstanding immediately prior to the Hyde Park Effective Time. If, after the Hyde Park Effective Time, any Hyde Park Certificates formerly representing shares of Hyde Common Park Stock are presented to the Hyde Park Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II. No dividends or other distributions, if any, with a record date after the Hyde Park Effective Time shall be paid to the holder of any unsurrendered Hyde Park Common Stock until such holder shall surrender such Hyde Park Common Stock in accordance with this Section 2.2. After the surrender of Hyde Park Common Stock in accordance with this Section 2.2, the holder thereof shall be entitled (in addition to the Hyde Park Merger Consideration issuable to such holder pursuant to this Article II) to any dividends or other distributions, without interest thereon, which, prior to such surrender, had become payable with respect to the Parent Common Stock to be issued in exchange for such Hyde Park Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Hyde Park Common Stock for 180 days after the Hyde Park Effective Time shall be delivered to Parent, upon demand, and any holder of Hyde Park Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar laws) for payment of its claim for the Hyde Park Merger Consideration and any dividends and distributions which such holder has the right to receive with respect to such Hyde Park Merger Consideration. Notwithstanding any other provision of this Agreement, any portion of the Hyde Park Merger Consideration that remains undistributed to the holders of Hyde Park Certificates as of the second anniversary of the Hyde Park Effective Time (or immediately prior to such earlier date on which the Hyde Park Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Hyde Park Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f) No Liability. None of Hyde Park, the Company, Parent, the Merger Subs or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Lost, Stolen or Destroyed Certificates. In the event any Hyde Park Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Hyde Park Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in reasonable amount as indemnity against any claim that may be made against it with respect to such Hyde Park Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(d), Parent) will issue in exchange for such lost, stolen or destroyed Hyde Park Certificate the shares of Parent Common Stock that would be deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Hyde Park Certificate been surrendered as provided in this Article II.

(h) Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Hyde Park Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, Parent will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Hyde Park Common Stock, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

Section 2.3 Effect on Company Membership Interests and Merger Sub 2. At the SME Effective Time, by virtue of the SME Merger and without any action on the part of the Company, Parent, Merger Sub 2 or any holders of (i) preferred limited liability company interests of the Company (“Company Preferred Membership Interests”) or (ii) common limited liability company interests of the Company (“Company Common Membership Interests” and, together with the Company Preferred Membership Interests, “Company Membership Interests”):

(a) Cancellation of Certain Company Membership Interests. All Company Membership Interests that are owned by the Company, Merger Sub 2 or any wholly owned Subsidiary of the Company immediately prior to the SME Effective Time shall automatically be canceled, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(b) Conversion of Company Preferred Membership Interests. Subject to the other provisions of Article II, each Company Preferred Membership Interest issued and outstanding immediately prior to the SME Effective Time shall be converted into one fully paid and nonassessable share of preferred stock of Parent (the “Parent Preferred Stock” and, together with Parent Common Stock, the “Parent Stock”), par value $0.001 per share (such shares referred to collectively as the “Company Preferred Merger Consideration”). In addition, immediately prior to the SME Effective Time (i) all accrued and unpaid distributions on outstanding Company Preferred

Membership Interests shall be converted into a maximum of 5,599,212 Company Common Membership Interests, to be held by the Kayne Anderson Parties on a pro rata basis in accordance with the Kayne Anderson Parties’ respective ownership percentages of Company Preferred Membership Interests, and (ii) the fee owed by the Company to the Kayne Anderson Parties as consideration for the guaranty provided by the Kayne Anderson Parties pursuant to that certain Guaranty Agreement, dated as of November 9, 2012, between the Kayne Anderson Parties and Mutual of Omaha Bank, shall be converted into 500,000 Company Common Membership Interests, to be held by the Kayne Anderson Parties on a pro rata basis in accordance with the Kayne Anderson Parties’ respective ownership percentages of Company Preferred Membership Interests.

(c) Conversion of Company Common Membership Interests. Subject to the other provisions of this Article II, each Company Common Membership Interest issued and outstanding immediately prior to the SME Effective Time (for the avoidance of doubt, including all Company Common Membership Interests issued to the Kayne Anderson Parties pursuant to Section 2.3(b) hereto) shall be converted into a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to 0.2857 (the “Exchange Ratio”) (such shares the “Company Common Merger Consideration” and, together with the Company Preferred Merger Consideration, the “Company Merger Consideration”).

(d) Cancellation of Profits Interest Units. At the SME Effective Time, by virtue of the SME Merger and without any action on the part of the Company, Parent, Merger Sub 2 or any holder of any Profits Interest Unit (as defined below), each Profits Interest Unit that is outstanding immediately prior to the SME Effective Time shall automatically terminate and be canceled, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor. Not later than immediately prior to the SME Effective Time, the Company shall terminate the Profits Interest Plan (as defined below).

(e) Conversion of Merger Sub 2 Membership Interests. At the SME Effective Time, each common limited liability company interest of Merger Sub 2 shall be converted into one common limited liability company interest of SME Surviving LLC.

(f) Cancellation of Parent Stock. All shares of Parent Common Stock that are held by the Company immediately prior to the Effective Times shall cease to be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.4 SME Exchange Procedures.

(a) Delivery of Parent Stock. Parent shall cause the Exchange Agent to deliver as promptly as practicable after the SME Effective Time, in respect of each Company Membership Interest, the shares of Parent Preferred Stock or Parent Common Stock, as applicable (all of which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record, such shares are the subject of a lock-up agreement or lock-up provisions in Parent’s certificate of incorporation or such shares constitute restricted securities or control securities under the Securities Act) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.3(b) and 2.3(c), as applicable, and such holder shall cease to be a member of the SME Surviving LLC or to have any rights or interests with respect thereto.

(b) Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Company Membership Interest pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, Parent will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Company Membership Interests, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

Section 2.5 No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock will be issued in the Mergers, but in lieu thereof, the number of shares of Parent Common Stock to be delivered to each holder of Company Common Membership Interests shall be rounded up to the nearest whole share.

Section 2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, and solely to the extent available to Hyde Park stockholders under Section 262 of the DGCL, Hyde Park Common Stock that is outstanding immediately prior to the Hyde Park Effective Time and that is held by stockholders who shall not have voted in favor of the Hyde Park Merger or consented thereto in writing and who shall have demanded properly in writing appraisal (“Dissent Rights”) for such shares (collectively, the “Dissenting Shares”) in accordance with Section 262 of the DGCL shall not be converted into or represent the right to receive shares of Parent Common Stock. To the extent Dissent Rights are available pursuant to Section 262 of the DGCL, such stockholders shall be entitled to receive payment of the appraised value of the Dissenting Shares held by them in accordance with the provisions of said Section 262 except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Merger Effective Time, for the right to receive, without any interest thereon, the shares of Parent Common Stock in the manner provided in Section 2.1 above. For the avoidance of doubt, neither Hyde Park nor any other Party intends to confer upon any Hyde Park stockholder any right of appraisal or dissenters’ right that is in addition to the rights to which Hyde Park stockholders are expressly entitled under Section 262 of the DGCL by reason of the Hyde Park Merger.

Section 2.7 Conversion Shares. Notwithstanding anything in this Agreement to the contrary, Hyde Park Common Stock that is subject to a valid demand for conversion in accordance with the Hyde Park Organizational Documents (as defined below) and the Joint Proxy Statement/Prospectus (“Conversion Shares”) shall not be converted into or represent the right to receive shares of Parent Common Stock and such Conversion Shares will represent the right to receive payment of their pro rata portion of the Trust Account in accordance with the Hyde Park Organizational Documents from and after the Effective Times.

Section 2.8 Certain Adjustments. If, between the date of this Agreement and the Closing Date (and as permitted by Article V), the outstanding Company Membership Interests or Parent Common Stock shall have been changed into a different number of shares or units or a different class by reason of any dividend, distribution, subdivision, reorganization, reclassification, redemption, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Company Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 2.9 Phantom Equity Plan.

(a) At the SME Effective Time, each award of Phantom Equity Units that is outstanding immediately prior to the SME Effective Time shall vest in full and shall be terminated and canceled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the number of Phantom Equity Units subject to such award immediately prior to the SME Effective Time, and (ii) the Fair Market Value of a Membership Unit (each as defined in the Phantom Equity Plan) as of immediately prior to the SME Effective Time (the “Phantom Equity Consideration”). The Company shall pay the Phantom Equity Consideration, less any applicable withholding pursuant to Section 2.2(h), to each former holder of a canceled Phantom Equity Unit at or promptly following the SME Effective Time (but in no event more than ten (10) business days following the SME Effective Time). The payment of the Phantom Equity Consideration pursuant to this Section 2.9(a) shall be in full satisfaction of all rights and privileges pertaining to the canceled Phantom Equity Units, and on and after the SME Effective Time, each holder of a Phantom Equity Unit shall have no further rights with respect to any Phantom Equity Unit, other than the right to receive the Phantom Equity Consideration as provided in this Section 2.9(a).

(b) Not later than immediately prior to the SME Effective Time, the Company shall terminate the Phantom Equity Plan.

Section 2.10 Further Assurances. If at any time before or after the Effective Times, Hyde Park or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at or after the Effective Times, then Hyde Park, Parent, the Merger Subs, the Company and the Surviving Companies and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement. Each of Hyde Park and the Company shall timely take all necessary action, in its capacity as a stockholder of Parent, and shall cause its officers, employees and representatives, in their capacities as directors and officers of Parent, Merger Sub 1 and/or Merger Sub 2, to timely take all necessary action, required to give effect to the terms and provisions of this Agreement. Neither Hyde Park nor the Company shall, in its capacity as a stockholder of Parent, nor shall Hyde Park or the Company permit its officers, directors, managers or representatives to take, in their capacities as officers and/or directors of Parent, Merger Sub 1 or Merger Sub 2, any action that would, or would reasonably be expected to result in the failure of Parent, Merger Sub 1 or Merger Sub 2 to comply with their respective obligations hereunder or would otherwise prohibit, materially delay or impede the Closing or the satisfaction of any condition to either Hyde Park’s or the Company’s obligations to consummate the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure schedule delivered by the Company to Hyde Park immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies to the correspondingly numbered representation, warranty or covenant specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent from the text of such disclosure), the Company represents and warrants to Hyde Park as follows:

Section 3.1 Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. The Company is in good standing and duly qualified to do business in each jurisdiction in which the property owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary.

Section 3.2 Subsidiaries. Section 3.2 of the Company Disclosure Letter lists all direct or indirect Subsidiaries of the Company and the issued and outstanding equity interests of each such Subsidiary. Each such Subsidiary is a limited liability company that is duly organized, validly existing and in good standing under the Laws of the state of its formation or organization. Each such Subsidiary has all requisite company power and authority to own its properties and assets and to carry on its business as it is now being conducted, except where failure to have such power and authority or to be in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. Each direct and indirect Subsidiary of the Company is in good standing and duly qualified to do business in each jurisdiction in which the property owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary. The Company owns, of record and beneficially, 100% of the issued and outstanding equity interests of each Subsidiary.

Section 3.3 Governing Documents. The Company has made available to Hyde Park true and complete copies of its certificate of formation and limited liability company agreement, as heretofor amended (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company, in each case, as amended through the date hereof.

Section 3.4 Capitalization. Section 3.4 of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all of the outstanding equity interests of the Company. Each of the outstanding equity interests of the Company is duly authorized, validly issued, and directly owned of record by the holders set forth on Section 3.4 of the Company Disclosure Letter, free and clear of any Liens imposed by or on behalf of the Company, other than Company Permitted Liens. Other than as set forth in the Company Organizational Documents, there are no other equity interests, profit participation interests, phantom equity or similar interests or securities of the Company authorized, issued, reserved for issuance or outstanding and there are no contracts, commitments, options, warrants, calls, rights, puts, convertible securities, exchangeable securities, understandings or arrangements by which the Company or any Subsidiary of the Company is or may be bound to issue, redeem, purchase or sell additional equity interests or securities convertible into or exchangeable for any other equity interest of the Company or any Subsidiary of the Company or containing any profit participation, phantom equity or similar features with respect to the Company or any Subsidiary of the Company. Other than as set forth in the Company Organizational Documents, there are no dividends or other distributions with respect to the Company that have been declared but remain unpaid. Except as set forth in Section 3.4 of the Company Disclosure Letter, there are no voting agreements, voting trusts or other agreements, commitments or understandings with respect to the voting or transfer of equity interests or other securities of the Company or any of the Company’s Subsidiaries.

Section 3.5 Authorization and Validity of Agreement; No Violation.

(a) The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and each other document to be entered into by the Company in connection with the transactions contemplated hereby (together with this Agreement, the “Company Transaction Documents”) and, subject to receipt of approval of this Agreement by the members of the Company holding at least 29% of the outstanding Company Common Membership Interests and a majority of the outstanding Company Preferred Membership Interests (the “Company Unitholder Approval”), to consummate the transactions contemplated hereby, including the Mergers. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board. No other corporate action on the part of the Company or vote of the Company’s unitholders is necessary to authorize the execution and delivery by the Company of this Agreement and, except for the Company Unitholder Approval, no other corporate action on the part of the Company or vote of the Company’s unitholders is necessary to authorize the execution and delivery by the Company of the other Company Transaction Documents and the consummation of the Mergers and the other transactions contemplated hereby and thereby. The Company Board has (i) resolved to recommend that the Company’s unitholders adopt this Agreement (the “Company Recommendation”), (ii) determined that this Agreement and the Mergers are advisable and fair to and in the best interests of the Company’s unitholders, (iii) approved this Agreement and the Mergers, and (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s unitholders (the “Company Unitholders Meeting”). Each of the Company Transaction Documents has been duly and validly executed and delivered by the Company and, assuming each such Company Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Company Transaction Documents constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the SME Certificate of Merger with the Delaware Secretary of State, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” laws and (vi) the approvals set forth in Section 3.5(b) of the Company Disclosure Letter (collectively, the “Company Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States, local or foreign governmental or regulatory agency, commission, court, body, entity or authority, independent system operator, regional transmission organization, other market administrator, or national, regional or state reliability organization (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by, and the performance by the Company of its obligations under, this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that would not materially impede or delay the consummation of the Mergers and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth in Section 3.5(c) of the Company Disclosure Letter, the execution and delivery by the Company of the Company Transaction Documents do not, and (assuming the Company Approvals and the Company Unitholder Approval are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (with or without notice, lapse of time or both) (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including, without limitation, any Oil and Natural Gas Lease or Oil and Natural Gas Contract), instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries, to which the Company or any Subsidiary of the Company is a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Company Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Financial Statements. Set forth on Section 3.6 of the Company Disclosure Letter are the following financial statements (collectively the “Company Financial Statements”):

(a) audited consolidated balance sheets and statements of operation, statements of changes in members’ equity and statements of cash flows as of and for the fiscal years ended December 31, 2011 and 2012 for the Company; and

(b) unaudited consolidated balance sheets and statements of operation, statements of changes in members’ equity and statements of cash flow (the “Interim Financial Statements”) as of and for the nine months ended September 30, 2013 (the “Balance Sheet Date”) for the Company.

The Company Financial Statements (including the notes thereto) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby, present fairly, in all material respects (or consistent with GAAP), the consolidated financial condition of the Company as of such dates and the consolidated results of operations of the Company for such periods, and are consistent, in all material respects, with the books and records of the Company. Since the Balance Sheet Date, the Company has not effected any change in any method of accounting or accounting practice, except for any such change required because of a concurrent change in GAAP.

Section 3.7 No Undisclosed Liabilities. Except as set forth in Section 3.7 of the Company Disclosure Letter, there are no material liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for on the balance sheet of the Company at September 30, 2013 (or in the notes thereto), (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement and (iii) liabilities or obligations incurred since September 30, 2013 in the ordinary course of business consistent with past practice which are not material to the Company and its Subsidiaries (taken as a whole).

Section 3.8 Compliance with Law; Company Permits. The Company is in compliance in all respects with any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where non-compliance would not have a Company Material Adverse Effect. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from a Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except for such violations or failures to comply which would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company owns, holds or possesses all permits, licenses, franchises, orders, consents, approvals and authorizations from Governmental Authorities (“Company Permits”) that are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct its business, or timely application has been made for certain permits for certain near-term planned business operations and their issuance is pending, except where failure to own, hold or possess would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received notice that any of such applications for permits will, or is likely to be, denied. The Company is in compliance in all respects with such Company Permits, except where failure to own, hold or possess would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 Environmental Laws and Regulations. Except as set forth in Section 3.9 of the Company Disclosure Letter and except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) There are no investigations, actions, suits or proceedings (whether administrative or judicial) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law and, to the Company’s knowledge, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding.

(b) The Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2012 have been, in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof).

(c) There have been no Releases at any location of Hazardous Materials by the Company or any of its Subsidiaries, or to the Company’s knowledge, as a result of any operations or activities of the Company or any of its Subsidiaries, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to the Company or its Subsidiaries.

(d) None of the Company and its Subsidiaries and, to the Company’s knowledge, any predecessor of any of them, is subject to any Order or any indemnity obligation (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports (as defined below) or Company Financial Statements that have been provided to the Company prior to the date of this Agreement) or other contract with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning Hazardous Materials or Releases; and

(e) None of the Company and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of law) and there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, remediation, investigation, cost or restriction on the ownership, use, development or transfer of any property pursuant to applicable Environmental Law.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth a correct and complete list of (i) any “employee welfare benefit plan,” as defined in Section 3(1) of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”), including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan, dental plan, and sick leave; (ii) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, but not limited to, any excess benefit, top hat or deferred compensation plan or any nonqualified deferred compensation or retirement plan or arrangement or any qualified defined contribution or defined benefit plan; or (iii) any other material plan, policy, program, arrangement or agreement which provides employee benefits or benefits to any current, or, to the extent the Company or any of its Subsidiaries has any remaining liability with respect thereto, any former, employee, dependent, beneficiary, director, independent contractor or like person, including, but not limited to, any severance agreement or plan, material fringe benefit plan or program, bonus or incentive plan, stock option, restricted stock, stock bonus or deferred bonus plan, change-of-control or employment agreement (or consulting agreement with a former employee), in each case, that is maintained by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries contributes or is obligated to contribute (each such plan that is not a PEO Benefit Plan (as defined below), a “Company Benefit Plan”), but excluding any plan maintained by a human resources and benefits outsourcing entity, professional employer organization or other similar vendor or provider in which the Company, its Subsidiaries or any of their respective current or former employees participate (each, a “PEO Benefit Plan”). Section 3.10(a) of the Company Disclosure Letter identifies each PEO Benefit Plan.

(b) With respect to the Company Benefit Plans, correct and complete copies of the following, each to the extent applicable, have been delivered or made available to Hyde Park by the Company: (i) each written Company Benefit Plan, as amended to the Closing, together with all required audited or unaudited financial statements, as applicable, and actuarial reports for the three (3) most recent plan years, if any; (ii) each funding vehicle with respect to each Company Benefit Plan; (iii) the most recent and any other material determination letter, ruling or notice issued by any Governmental Entity with respect to each Company Benefit Plan; (iv) the Form 5500 Annual Report (or evidence of any applicable exemption) for the three (3) most recent plan years to the extent such forms are required for any Company Benefit Plan; and (v) the most recent summary plan description and any summary of material modifications thereto which relates to any Company Benefit Plan. A description of any unwritten Company Benefit Plans is set forth in Section 3.10(b) of the Company Disclosure Letter. Neither the Company or any of its Subsidiaries has made any commitment to amend any existing Company Benefit Plan or to adopt or approve any new Company Benefit Plan. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers of the Company or any of its Subsidiaries who reside or primarily provide services outside of the United States.

(c) Each Company Benefit Plan, and except as could not reasonably be expected to result in material liability to the Company or any of its Subsidiaries, each PEO Benefit Plan (i) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, (ii) has been and is operated and funded in such a manner as to qualify, where appropriate, for both federal and state purposes, for income tax exclusions to its participants, tax-exempt income for its funding vehicle, and the allowance of deductions and credits with respect to contributions thereto, and (iii) that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) is the subject of a favorable determination letter or prototype opinion letter from the IRS, and such determination or opinion letter has not been revoked (nor, to the Company’s knowledge, has revocation been threatened), and there are no existing circumstances and no events have occurred, in either case, that would adversely affect the qualified status of any such Qualified Plan. All contributions required to be made by the Company or any of its Subsidiaries to any Company Benefit Plan or PEO Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable by the Company or any of its Subsidiaries with respect to insurance policies funding any Company Benefit Plan or PEO Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company, except as could not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries or any Company Benefit Plan.

(d) Neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates has maintained, established, contributed to, been obligated to contribute to, or otherwise has or had any liability in respect of (i) a pension plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) or 4001 of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), other than any PEO Benefit Plan, or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e) There are no pending or, to the Company’s knowledge, threatened actions, suits, investigations, or claims (other than claims for benefits in the ordinary course, and which have not and are not expected to lead to arbitration or litigation), which have been asserted or instituted against the Company or any of its Subsidiaries with respect to any Company Benefit Plan or PEO Benefit Plan, any fiduciaries of a Company Benefit Plan with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, which could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries or any Company Benefit Plan, and there are no facts which could reasonably give rise to any liability, action, suit, investigation, or claim against any Company Benefit Plan or PEO Benefit Plan, or any fiduciary or plan administrator or other person dealing with any such Company Benefit Plan or PEO Benefit Plan or the assets thereof that could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(f) None of the Company or any of its Subsidiaries, or any of their ERISA Affiliates has incurred any liability or excise Tax under the provisions under Chapter 43 of the Code which could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries or any Company Benefit Plan. Except as could not reasonably be expected to result in material liability to the Company or any of its Subsidiaries, no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) has occurred with respect to any Company Benefit Plan or PEO Benefit Plan.

(g) No Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees of the Company or any of its Subsidiaries (or beneficiaries or dependents thereof), except as required by Section 4980B of the Code or any similar, applicable Law.

(h) Except as set forth in Section 3.10(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company or any of its

Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan or PEO Benefit Plan, (iv) otherwise give rise to any material liability to the Company under any Company Benefit Plan or PEO Benefit Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing Date.

(i) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (contingent or otherwise), result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Neither the Company nor any of its Subsidiaries is subject to any Contract, agreement or arrangement that requires the Company or such Subsidiary to provide a gross-up for taxes owed pursuant to Section 409A or 4999 of the Code.

(j) Except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries, the Company and all of its Subsidiaries have, for purposes of each relevant Company Benefit Plan and PEO Benefit Plan, correctly classified those individuals performing services for such entities as common law employees, leased employees, independent contractors or agents thereof.

(k) Each Company Benefit Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) (i) has been administered in compliance, in all material respects, with the requirements of Section 409A of the Code and the final regulations issued and outstanding thereunder, and (ii) has been in a written form that complies with the requirements of Section 409A of the Code and final regulations issued and outstanding thereunder, such that, it could not reasonably be expected that, in the event of an audit by the Internal Revenue Service of the Company, any of its Subsidiaries or any individual participating in such Company Benefit Plan, the additional tax described in Section 409A(a)(1)(B) would be assessed against any such participant with respect to benefits due or accruing under such Employee Benefit Plan.

Section 3.11 Absence of Certain Changes or Events. Except as set forth on Section 3.11 of the Company Disclosure Letter and otherwise contemplated by this Agreement, since January 1, 2013, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and there have not been any events, changes, effects, developments or occurrences that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since September 30, 2013, neither the Company nor any Subsidiary of the Company has taken any action that, if undertaken after the date of this Agreement, would constitute a violation of Section 5.1(b) of this Agreement.

Section 3.12 Investigations; Litigation. Except as set forth on Section 3.12 of the Company Disclosure Letter and except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation or review pending or, to the Company’s knowledge, threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries, or any of their respective properties, (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries and (d) neither the Company nor any of its Subsidiaries is a party to any action, suit, arbitration, mediation or similar proceeding against any Governmental Entity or other third party and neither the Company nor any of its Subsidiaries has any present intention to assert any material claim (or claim which could result in material counterclaims) in any action, suit, arbitration, mediation or similar proceeding.

Section 3.13 Information Supplied.

(a) The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Mergers (the

“Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Hyde Park in writing expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Company Unitholders Meeting and the Hyde Park Stockholder Meeting included in the Form S-4 (the “Joint Proxy Statement/Prospectus”) will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the unitholders of the Company and the stockholders of Hyde Park and at the time of any meeting of the Company or the stockholders of Hyde Park, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Hyde Park in writing expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(b) The information supplied or to be supplied by the Company for inclusion in any offering materials, marketing materials, subscription agreement, questionnaire or other material document (in each case, including any amendment thereto) (collectively, the “Offering Materials”) shall not, at the time the Offering Materials are furnished to such investors or potential investors in the Private Equity Financing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Hyde Park in writing expressly for inclusion therein. The Offering Materials shall comply in all material respects with the provisions of the Securities Act applicable to offers and sales of securities to Accredited Investors (as such term is defined in Rule 501 under the Securities Act) conducted in reliance upon Rule 506 under the Securities Act.

Section 3.14 Investment Company Act. The Company is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 3.15 Tax Matters.

(a) Except as have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of the Company and its Subsidiaries, (iii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries and there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, (v) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof, (vi) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, or otherwise, in each case under this Section 3.15(a)(vi) other than with respect to customary Tax indemnification provisions in Contracts not primarily relating to Taxes, (vii) none of the Company or any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulation 1.6011-4(b)(1) and (viii) the unpaid Taxes of the Company and each of its Subsidiaries did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Financial Statements.

(b) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers from qualifying as a contribution governed by Section 351 of the Code.

(c) Neither the Company nor any of its Subsidiaries is a party to any agreement relating to Tax with any Governmental Entity (including, but not limited to, any closing agreement within the meaning of Section 7121 of the Code or any analogous provision of applicable Law). No private letter or other ruling or determination from any Governmental Entity relating to any Tax or Tax Return of the Company or any of its Subsidiaries has ever been requested or received.

(d) Neither the Company nor any of its Subsidiaries has “tax-exempt bond-financed property” or “tax-exempt use property,” within the meaning of Code Section 168(h) or any similar provision of applicable law.

(e) Neither the Company nor any of its Subsidiaries has any asset that is required to be treated as being owned by any other person pursuant to any provision of applicable law (including, but not limited to, the “safe harbor” leasing provisions of Code Section 168(f)(8), as in effect prior to the repeal of those “safe harbor” leasing provisions).

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Entity filed or made on or prior to the Closing Date, or any prepaid amount received on or prior to the Closing.

(g) The Company has provided to Hyde Park all Tax Returns of the Company and each of its Subsidiaries filed since January 1, 2010 and all audit reports, closing agreements, letter rulings, or technical advice memoranda relating to any Tax or Tax Return of the Company or any of its Subsidiaries for any open Tax year.

(h) Except as set forth in Section 3.15(h) of the Company Disclosure Letter, the Company is and has always been treated as a partnership for federal and state Tax purposes.

(i) No jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return or has not paid Tax has made or threatened in writing to make a claim for the payment of any Tax or the filing of any Tax Return.

Section 3.16 Employment and Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. The

Company has complied in all material respects with all applicable Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, classification of employees and all applicable Laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where any such noncompliance could not reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

Section 3.17 Intellectual Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Company Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Company’s knowledge, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the Company’s knowledge, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company’s or any its Subsidiaries’ rights to or in connection with the Company Intellectual Property, and (iv) to the Company’s knowledge, no person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

Section 3.18 Properties.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and defensible title to all of the Oil and Natural Gas Interests reflected in the Company Reserve Reports as attributable to interests owned by the Company and its Subsidiaries, except for such Oil and Natural Gas Interests sold, used, farmed out or otherwise disposed of since December 31, 2012 in the ordinary course of business. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Oil and Natural Gas Lease to which the Company or any of its Subsidiaries is a party is valid and in full force and effect, (ii) none of the Company or any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Oil and Natural Gas Lease, and (iii) none of the Company or any of its Subsidiaries has received written notice from the other party to any such Oil and Natural Gas Lease that the Company or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Oil and Natural Gas Lease.

(b) Except as set forth on Section 3.18(b) of the Company Disclosure Letter and except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Natural Gas Interests of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense or subject to a Lien for any reason.

(c) To the knowledge of the Company, all of the Wells and all water, CO2 or injection wells located on the Oil and Natural Gas Leases or Units of the Company and its Subsidiaries or otherwise associated with an Oil and Natural Gas Interest of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Natural Gas Contracts and applicable Law, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(d) All Oil and Natural Gas Interests operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and natural gas field practices and in compliance with the applicable Oil and Natural Gas Leases and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Company Material Adverse Effect.

(e) None of the Oil and Natural Gas Interests of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement, except for any such preferential purchase, consent or similar rights that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(f) None of the Oil and Natural Gas Interests of the Company or its Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 3.19 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industry in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 3.20 Material Contracts.

(a) Section 3.20 of the Company Disclosure Letter sets forth a true and complete list of all the Company Material Contracts that are outstanding or in effect as of the date of this Agreement. As used herein, “Company Material Contracts” means all of the following:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) imposes any restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner, other than those contained in customary oil and natural gas leases;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries in an amount in excess of $500,000, except any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(iv) any Contract that provides for the acquisition or disposition of assets, rights or properties with a value in excess of $5 million after the date of this Agreement;

(v) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than (A) any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries and (B) any such Contract that is a joint operating agreement, unit agreement or participation agreement affecting the Oil and Natural Gas Interests;

(vi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their membership interests or other equity interests, as the case may be;

(vii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than (A) advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Natural Gas Interests not covered by a joint operating agreement or participation agreement or (B) any loan or capital contribution to, or investment in, (1) the Company or one of its Subsidiaries, (2) any person (other than an officer, director or employee of the Company or any of its Subsidiaries) that is less than $500,000 to such person or (3) any officer, director or employee of the Company or any of its Subsidiaries that is less than $500,000 to such person;

(viii) any Contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ notice or less or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(ix) any Contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, covering in excess of 300 barrels of oil equivalent per day of Hydrocarbons (calculated on a yearly average basis);

(x) any joint development agreement, exploration agreement, participation or program agreement or similar agreement that contractually requires the Company and its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $1 million in the aggregate during the 12-month period following the date of this Agreement;

(xi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports), that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $500,000; and

(xii) any other Contract that requires or would reasonably be expected to require the Company and/or any Subsidiaries of the Company to pay, or entitles or would reasonably be expected to entitle the Company and/or any Subsidiaries of the Company to receive, payments or other consideration in excess of $500,000 in the aggregate.

As used herein, “Contract” shall mean any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and no event has occurred which, with or without notice, lapse of time or both, would constitute a breach of or default under the terms of any Company Material Contract, (ii) to the Company’s knowledge, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and (iii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Company’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions. All of the Company Material Contracts (including all modifications, amendments and waivers with respect thereto) have been made available to Hyde Park.

(c) Except as set forth in Section 3.20 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is aware of, or has received any written notice of, a decision or intention of any other party to a Company Material Contract to cancel, terminate or not renew any Company Material Contract, whether in accordance with the terms thereof or otherwise.

Section 3.21 Reserve Reports. The Company has delivered or otherwise made available to Parent true and correct copies of all written reports requested or commissioned by the Company or its Subsidiaries and delivered to the Company or its Subsidiaries in writing on or before the date of this Agreement estimating the Company’s and such Subsidiaries’ proved oil and natural gas reserves prepared by any unaffiliated person (each, a “Report Preparer”) concerning the Oil and Natural Gas Interests of the Company and such Subsidiaries as of June 30, 2013 (the “Company Reserve Reports”). Except for any matters that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data provided by the Company and its Subsidiaries to each Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Report Preparer’s estimates of the proved oil and natural gas reserves set forth in the Company Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports) accurate, and to the knowledge of the Company there were no material errors in the assumptions and estimates provided by the Company and its Subsidiaries to any Report Preparer in connection with their preparation of the Company Reserve Reports. Except for changes generally affecting the oil and natural gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that has had or would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22 Finders or Brokers. Except for Lazard Freres & Co. LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 3.23 No Additional Representations. The Company acknowledges that Hyde Park does not make any representation or warranty as to any matter whatsoever except as expressly set forth in ARTICLE IV or in any certificate delivered by Hyde Park to the Company in accordance with the terms hereof. Except for the representations and warranties expressly set forth in ARTICLE IV or in any certificate delivered to the Company by Hyde Park in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Hyde Park, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Hyde Park or any of its affiliates, stockholders, controlling persons or representatives that are not expressly set forth in ARTICLE IV or in any certificate delivered by Hyde Park to the Company, whether or not such representations, warranties or statements were made in writing or orally.

Section 3.24 Affiliate Transactions. Except as set forth in Section 3.24 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has engaged in any Affiliate Transactions at any time during the three (3) years immediately preceding the date of this Agreement. From and after the Closing, except as expressly contemplated by this Agreement and the other Transaction Documents and except as set forth in Section 3.24 of the Company Disclosure Letter, neither the Company nor any of its affiliates shall have any obligation to engage in any Affiliate Transaction and neither the Company nor any of its Subsidiaries shall be bound by any Contract with respect to any Affiliate Transaction. For purposes of this Agreement, “Affiliate Transaction” means any Contract, arrangement, commitment or transaction between the Company and/or any Subsidiary of the Company, on the one hand, and (a) any present or former officer, director, employee, member or unitholder of the Company or any of their respective affiliates, (b) to the Company’s knowledge, any family member thereof or any trust for the benefit of any such person or entity, any family members thereof or any entity in which any officer, director, employee or member of the Company or any of its Subsidiaries or any family member thereof is an owner of more than 10% of the voting equity securities of such entity (other than a public company) or (c) any Kayne Anderson Party, any funds managed by the same investment manager as any of the Kayne Anderson Parties and any portfolio companies of any of the Kayne Anderson Parties, on the other.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF HYDE PARK

Except as disclosed in the Hyde Park SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any risk factor section, forward-looking statements or cautionary disclosure regarding forward-looking statements contained in the Hyde Park SEC Documents) or in the disclosure schedule delivered by Hyde Park to the Company immediately prior to the execution of this Agreement (the “Hyde Park Disclosure Letter”) (each section of which qualifies to the correspondingly numbered representation, warranty or covenant specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent from the text of such disclosure), Hyde Park represents and warrants to the Company as follows:

Section 4.1 Organization and Standing. Hyde Park is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Hyde Park is in good standing and duly qualified to do business in each jurisdiction in which property owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary.

Section 4.2 Subsidiaries. Hyde Park does not have any Subsidiaries and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any person or have any agreement or commitment to purchase any such interest, and Hyde Park has not agreed and is not obligated to make, nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy.

Section 4.3 Governing Documents. Hyde Park has made available to the Company through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) or otherwise true and complete copies of its certificate of incorporation and bylaws (collectively, the “Hyde Park Organizational Documents”), as amended through the date hereof. Hyde Park is not in violation of any of the provisions of the Hyde Park Organizational Documents. The transactions contemplated by this Agreement constitute a “Business Combination” within the meaning of the Hyde Park Organizational Documents and there is no obligation under the Hyde Park Organizational Documents that Hyde Park liquidate or dissolve prior to April 30, 2014 as a result of Hyde Park’s execution and delivery of this Agreement.

Section 4.4 Capitalization.

(a) The authorized capital stock of Hyde Park consist of (i) 50,000,000 shares of Hyde Park Common Stock and (ii) 1,000,000 shares of Hyde Park Preferred Stock. As of the date of this Agreement, there were 10,068,750 shares of Hyde Park Common Stock outstanding and no shares of Hyde Park Preferred Stock outstanding. Each of the outstanding shares of Hyde Park Stock has been duly authorized, validly issued, fully paid and non-assessable and issued in compliance in all material respects with all requirements of the Hyde Park Organizational Documents and all Laws applicable to Hyde Park and the Hyde Park Stock, and are free of preemptive rights.

(b) Except as set forth in this Section 4.4, there are no outstanding: (x) shares of capital stock or voting securities of Hyde Park, profit participation interests, phantom equity or similar interests; (y) securities of Hyde Park convertible into or exchangeable for shares of capital stock or voting securities of Hyde Park; or (z) options or other rights to acquire from Hyde Park or other obligations of Hyde Park to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Hyde Park or containing any profit participation, phantom equity or similar features with respect to Hyde Park. There are no outstanding obligations of Hyde Park to repurchase, redeem or otherwise acquire any of the securities referred to in clause (x), (y) or (z) above. Except as set forth in Section 4.4 of the Hyde Park Disclosure Letter, there are no voting agreements, voting trusts or other agreements, commitments or understandings with respect to the voting or transfer of equity interests or other securities of Hyde Park.

(c) Hyde Park does not have any outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote with the stockholders of Hyde Park on any matter.

(d) Hyde Park Common Stock is quoted on the Nasdaq Stock Market (“Nasdaq”). There is no action or proceeding pending or, to Hyde Park’s knowledge, threatened against Buyer by Nasdaq with respect to any intention by such entity to prohibit or terminate the quotation of such securities thereon.

Section 4.5 Authorization and Validity of Agreement; No Violation.

(a) Hyde Park has the requisite power and authority to execute and deliver this Agreement and each other document to be entered into by Hyde Park in connection with the transactions contemplated hereby (together with this Agreement, the “Hyde Park Transaction Documents”) and, subject to receipt of the authorization and approval of this Agreement by the holders of a majority of the outstanding shares of Hyde Park Common Stock and the holders of a majority of the Hyde Park Common Stock issued in Hyde Park’s initial public offering (the “Hyde Park Stockholder Approval”), to consummate the transactions contemplated hereby, including the Mergers. The Hyde Park Stockholder Approval is the only vote of any of Hyde Park Stock necessary in connection with the consummation of the Closing; provided that Hyde Park stockholders who hold shares of Hyde Park common stock acquired in Hyde Park’s initial public offering shall be entitled to vote either for or against the adoption by Hyde Park of this Agreement and the transactions contemplated hereby and demand that Hyde Park convert their shares into cash held in the Trust Account and Hyde Park may not consummate the Closing if, as a result of such conversions, Hyde Park’s net tangible assets are less than $5,000,001.

(b) The execution and delivery of this Agreement and the other Hyde Park Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Hyde Park Board. No other corporate action on the part of Hyde Park or vote of Hyde Park’s stockholders is necessary to authorize the execution and delivery by Hyde Park of this Agreement and, except for the Hyde Park Stockholder Approval, no other corporate action on the part of Hyde Park or vote of the Hyde Park stockholders is necessary to authorize the execution and delivery of the other Hyde Park Transaction Documents and the consummation of the Mergers and the other transactions contemplated hereby and thereby. The Hyde Park Board has unanimously (i) resolved to recommend that the Hyde Park stockholders adopt this Agreement (the “Hyde Park Recommendation”), (ii) determined that this Agreement and the Mergers are advisable and fair to and in the best interests of the Hyde Park stockholders, (iii) approved this Agreement and the Mergers, and (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Hyde Park stockholders. Each of the Hyde Park Transaction Documents has been duly and validly executed and delivered by Hyde Park and, assuming each such Hyde Park Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Hyde Park Transaction Documents constitutes the legal, valid and binding agreement of Hyde Park and is enforceable against Hyde Park in accordance with its terms, except as such enforcement may be subject to the Remedies Exceptions.

(c) Other than in connection with or in compliance with (i) the filing of the Hyde Park Certificate of Merger with the Delaware Secretary of State, (ii) the Exchange Act, (iii) the Securities Act, (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of Nasdaq and (vi) the approvals set forth in Section 4.5(c) of the Hyde Park Disclosure Letter (collectively, the “Hyde Park Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Hyde Park of the Hyde Park Merger and the performance by Hyde Park of its obligations hereunder, except for such authorizations, consents, orders, licenses, permits, approvals or filings that, if not obtained or made, would not materially impede or delay the consummation of the Hyde Park Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Hyde Park Material Adverse Effect.

(d) The execution and delivery by Hyde Park of the Hyde Park Transaction Documents do not, and (assuming the Hyde Park Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (with or without notice, lapse of time or both) (i) result in any loss, or suspension, limitation or impairment of any right of Hyde Park to own or use any assets required for the conduct of its business or result in any violation of, or default under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Hyde Park, to which Hyde Park is a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens, other than Hyde Park Permitted Liens, in each case, upon any of the properties or assets of Hyde Park, (ii) conflict with or result in any violation of any provision of the Hyde Park Organizational Documents or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations, or Liens as would not have, individually or in the aggregate, a Hyde Park Material Adverse Effect.

Section 4.6 Hyde Park SEC Documents; Financial Statements.

(a) Hyde Park and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since its formation (all such documents and reports filed or furnished by Hyde Park or any of its Subsidiaries, the “Hyde Park SEC Documents”). As of its filing date or, if amended, as of the date of the last such amendment, each Hyde Park SEC Document complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, in each case, to the extent applicable to Hyde Park, as the case may be, and the applicable rules and regulations promulgated thereunder.

(b) As of its filing date or, if amended, as of the date of the last such amendment, each Hyde Park SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Hyde Park SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(c) Each Hyde Park SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) The financial statements (including all related notes and schedules) of Hyde Park included in the Hyde Park SEC Documents (i) fairly present in all material respects the consolidated financial position of Hyde Park, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Hyde Park and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(e) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Hyde Park relating to the Hyde Park SEC Documents. Hyde Park has heretofore made available to the Company, through the SEC’s EDGAR system or otherwise, true, correct and complete copies of all material written correspondence between Hyde Park and the SEC. None of the Hyde Park SEC Documents is, to the knowledge of Hyde Park, the subject of ongoing SEC review.

(f) Neither Hyde Park nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s financial statements or other Parent SEC Documents.

Section 4.7 Internal Controls and Procedures. Hyde Park has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Hyde Park’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Hyde Park in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Hyde Park’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Hyde Park has disclosed to Hyde Park’s auditors and the audit committee of the Hyde Park Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Hyde Park’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Hyde Park’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 4.8 No Undisclosed Liabilities. There are no material liabilities or obligations of Hyde Park, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a balance sheet of Hyde Park (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for on the balance sheet of Hyde Park at September 30, 2013 (or in the notes thereto), (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, and (iii) liabilities or obligations incurred since September 30, 2013 in the ordinary course of business consistent with past practice, which are not material to Hyde Park.

Section 4.9 Compliance with Law; DGCL Section 203.

(a) Except for compliance with any requirement to hold an annual meeting of stockholders, Hyde Park and its Subsidiaries are in compliance with, and are not in default under or in violation of, any Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Hyde Park Material Adverse Effect. Since its formation, neither Hyde Park nor any of its Subsidiaries has received any written notice or, to Hyde Park’s knowledge, other communication from any Governmental Entity regarding any actual or possible material violation of, or material failure to comply with, any Law.

(b) The Hyde Park Board has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute (including Section 203 of the DGCL) or similar federal or state statute inapplicable to this Agreement and the Mergers.

Section 4.10 Environmental Laws and Regulations. There are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or threatened against Hyde Park or any person or entity whose liability Hyde Park has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law and, to Hyde Park’s knowledge, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding,

Section 4.11 Investigations; Litigation. (a) There is no investigation or review pending or, to Hyde Park’s knowledge, threatened by any Governmental Entity with respect to Hyde Park or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending or, to Hyde Park’s knowledge, threatened against or affecting Hyde Park and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against Hyde Park.

Section 4.12 Information Supplied.

(a) The information supplied or to be supplied by Hyde Park for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Hyde Park with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied or to be supplied by Hyde Park for inclusion in the Joint Proxy Statement/Prospectus will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Hyde Park and the unitholders of the Company and at the time of any meeting of the members of the Company or the stockholders of Hyde Park, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Hyde Park with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied or to be supplied by Hyde Park for inclusion in the Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(b) The information supplied or to be supplied by Hyde Park for inclusion in any Offering Materials shall not, at the time the Offering Materials are furnished to investors or potential investors in the Private Equity Financing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Hyde Park with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The Offering Materials shall comply in all material respects with the provisions of the Securities Act applicable to offers and sales of securities to Accredited Investors (as such term is defined in Rule 501 under the Securities Act) conducted in reliance upon Rule 506 under the Securities Act.

Section 4.13 Investment Company Act. Hyde Park is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 4.14 Properties.

(a) Except as listed on Section 4.14 of the Hyde Park Disclosure Letter, Hyde Park does not own any real property.

(b) Hyde Park and its Subsidiaries have good and defensible title to, or have valid rights to lease or otherwise use, all items of real or personal property that are material to the respective businesses of Hyde Park and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title.

Section 4.15 Tax Matters.

(a) Except as have not had and would not have, individually or in the aggregate, a Hyde Park Material Adverse Effect, (i) Hyde Park has prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it and all such Tax Returns are complete and accurate, (ii) Hyde Park has timely paid all Taxes that are required to be paid by it or that Hyde Park is obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of Hyde Park, (iii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Hyde Park and there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (vi) there are no Liens for Taxes on any of the assets of Hyde Park, other than Hyde Park Permitted Liens for Taxes, (vii) Hyde Park has not been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof, (viii) Hyde Park is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Hyde Park) or has any liability for Taxes of any person under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, or otherwise, in each case under this Section 4.15(a)(viii) other than with respect to customary Tax indemnification provisions in contracts not primarily relating to Taxes, (ix) Hyde Park has been a party to any “reportable transaction” within the meaning of Treasury Regulation 1.6011-4(b)(1), and (x) the unpaid Taxes of Hyde Park did not, as of the balance sheet of Hyde Park at September 30, 2013, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the interim financial statements of Hyde Park as of and for the nine months ended September 30, 2013.

(b) Neither Hyde Park nor any of its affiliates have taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers from qualifying as a contribution governed by Section 351 of the Code.

(c) Hyde Park is not a party to any agreement relating to Tax with any Governmental Entity (including, but not limited to, any closing agreement within the meaning of Section 7121 of the Code or any analogous provision of applicable Law). No private letter or other ruling or determination from any Governmental Entity relating to any Tax or Tax Return of Hyde Park has ever been requested or received.

(d) Hyde Park does not have any “tax-exempt bond-financed property” or “tax-exempt use property,” within the meaning of Code Section 168(h) or any similar provision of applicable law.

(e) Hyde Park does not have any asset that is required to be treated as being owned by any other person pursuant to any provision of applicable law (including, but not limited to, the “safe harbor” leasing provisions of Code Section 168(f)(8), as in effect prior to the repeal of those “safe harbor” leasing provisions).

(f) Hyde Park will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Entity filed or made on or prior to the Closing Date, or any prepaid amount received on or prior to the Closing.

(g) Hyde Park has provided to the Company all Tax Returns of Hyde Park filed since its date of formation and all audit reports, closing agreements, letter rulings, or technical advice memoranda relating to any Tax or Tax Return of Hyde Park for any open Tax year.

Section 4.16 Employment and Labor Matters. Neither Hyde Park nor any of its Subsidiaries is a party to any Collective Bargaining Agreement. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Hyde Park or any of its Subsidiaries pending or, to Hyde Park’s knowledge, threatened, that may interfere in any material respect with the respective business activities of Hyde Park or any of its Subsidiaries. Hyde Park has complied in all material respects with all applicable Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, classification of employees and all applicable Laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where any such noncompliance could not reasonably be expected to result in material liability to Hyde Park or any of its Subsidiaries.

Section 4.17 Employee Benefit Plans.

(a) Other than the executive officers and consultants listed on Section 4.17(a) of the Hyde Park Disclosure Letter, neither Hyde Park nor any of its Subsidiaries has, or has ever had, any employees or any individuals performing services for such entities as independent contractors or agents (“independent contractors”).

(b) Neither Hyde Park nor any of its Subsidiaries maintains, sponsors, contributes to, participates in, or has any liability (actual or contingent) with respect to any plan, program, agreement or arrangement providing compensation or benefits to officers, employees or other service providers.

(c) None of Hyde Park, any of its Subsidiaries nor any of their respective ERISA Affiliates has ever maintained, established, contributed to or been obligated to contribute to (i) a pension plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) or 4001 of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any executive officer, director or independent contractor of Hyde Park or any of its Subsidiaries to severance pay or any change in control payment or other compensatory payment, (ii) accelerate the time of payment or vesting or increase the amount of compensation or benefits due any such executive officer, director or independent contractor, (iii) directly or indirectly cause Hyde Park or any of its Subsidiaries to transfer or set aside any assets to fund any benefits for any executive officer, director or independent contractor of Hyde Park or any of its Subsidiaries, or (iv) otherwise give rise to any material liability of Hyde Park or any of its Subsidiaries to any executive officer, director or independent contractor of Hyde Park or any of its Subsidiaries.

(e) Each ERISA Affiliate of Hyde Park or any of its Subsidiaries which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA.

Section 4.18 Insurance. Hyde Park maintains insurance in force at the time hereof in such amounts and against such risks substantially as Hyde Park believes to be customary for the industry in which it operates.

Section 4.19 Material Contracts.

(a) Except as set forth in the Hyde Park SEC Documents filed prior to the date of this Agreement, there are no contracts or obligations (including outstanding offers or proposals) of any kind, whether written or oral, to which Hyde Park is a party or by or to which any of the properties or assets of Hyde Park may be bound, subject or affected without penalty or cost, which either (i) creates or imposes a liability greater than $500,000 or (ii) may not be cancelled by Hyde Park on thirty (30) days’ or less prior notice (the “Hyde Park Contracts”). All Hyde Park Contracts are listed in Section 4.19 of the Hyde Park Disclosure Letter, other than this Agreement, those contemplated by this Agreement and those that are exhibits to the Hyde Park SEC Documents filed prior to the date of this Agreement.

(b) Hyde Park is not (with or without the lapse of time or the giving of notice, or both) in breach or default of or under any material Hyde Park Contract and, to the knowledge of Hyde Park , no other party to any such currently-existing Hyde Park Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. To the knowledge of Hyde Park, as of the date of this Agreement, except as disclosed in Section 4.19 of the Hyde Park Disclosure Letter, Hyde Park has not received any written notice of the intention of any Person to terminate any Hyde Park Contract. Complete and correct copies of all Hyde Park Contracts have been made available to the Company.

Section 4.20 Finders or Brokers. Except for Barclays Capital Inc. and the underwriters in Hyde Park’s initial public offering who are entitled to deferred underwriting commissions as described in the Hyde Park SEC Documents, Hyde Park has not employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission from Hyde Park or its affiliates in connection with or upon consummation of the Mergers.

Section 4.21 No Additional Representations.

(a) Hyde Park acknowledges that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in ARTICLE III or in any certificate delivered by the Company to Hyde Park in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Hyde Park (or any of its affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries, and neither Hyde Park nor the Subsidiaries has relied on such information or any other representations or warranties not set forth in ARTICLE III.

(b) Hyde Park has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that Hyde Park has been provided access for such purposes. Except for the representations and warranties expressly set forth in ARTICLE III or in any certificate delivered to Hyde Park by the Company in accordance with the terms hereof, in entering into this Agreement, Hyde Park has relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Hyde Park acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective affiliates, members, controlling persons or Representatives that are not expressly set forth in ARTICLE III or in any certificate delivered by the Company to Hyde Park, whether or not such representations, warranties or statements were made in writing or orally. Hyde Park acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE III or in any certificate delivered by the Company to Hyde Park, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Hyde Park is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Hyde Park as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Hyde Park or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

Section 4.22 Trust Account. As of the date hereof, and at all times from the date hereof until immediately prior to the Closing (or the earlier termination of this Agreement), Hyde Park has and will have no less than $78,700,000 (less payments to stockholders of Hyde Park who have validly exercised their right to receive payment of Conversion Shares pursuant to Section 2.6 herein) invested in a trust account at Morgan Stanley Smith Barney (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”). Upon consummation of the Mergers and notice thereof to the Trustee, the Trust Account will terminate and the Trustee shall thereupon be obligated to release as promptly as practicable the funds held in the Trust Account to, or to the order of, Hyde Park.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Times or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) with the prior written consent of Hyde Park (which consent should not be unreasonably conditioned, delayed or withheld) or (iii) as may be expressly contemplated or required by this Agreement, the Company covenants and agrees that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Hyde Park, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Times and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by Hyde Park (which consent should not be unreasonably conditioned, delayed or withheld), (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Letter, the Company:

(i) shall not adopt any amendments to the Company Organizational Documents or the organizational documents of any Subsidiary;

(ii) shall not, and shall not permit any of its Subsidiaries to, issue, sell, or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any membership interests of any class or any other securities or equity equivalents or interests in the Company or any of its Subsidiaries or any phantom interest for which the value is derived therefrom;

(iii) shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company to, authorize or make any distribution with respect to its members (whether in cash, assets, membership interests or other securities of the Company or its Subsidiaries);

(iv) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the SME Merger;

(v) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person, business or assets or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $1 million in the aggregate, except (1) as contemplated by the Company’s five-year plan previously provided to Hyde Park (the “Company Five-Year Plan”) or (2) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned

Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person, business or assets or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the SME Merger;

(vi) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value in excess of $1 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (4) as required by Contracts or other arrangements existing on the date hereof and set forth on Section 3.20 of the Company Disclosure Letter, (5) the plugging and abandonment of Wells in the ordinary course of business consistent with past practice, and (6) the expiration of any Oil and Natural Gas Lease in accordance with its terms (other than as a result of failure to pay rental, shut-in royalties or similar lease maintenance payments);

(vii) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $1 million in the aggregate, except for (1) expenditures contemplated by the Company Five-Year Plan (whether or not such capital expenditure is made during the 2013 or 2014 fiscal year), or (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(viii) shall not, and shall not permit any of its Subsidiaries to, enter into any new contract to sell Hydrocarbons other than in the ordinary course of business consistent with past practice;

(ix) except in the ordinary course of business consistent with past practice, or as required by applicable Law or the terms of this Agreement or any Company Benefit Plan or other Contract in existence as of the date hereof, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend, modify, or terminate any Collective Bargaining Agreement or other Company Benefit Plan (other than amendments or modifications that do not materially increase the cost or expense to the Company of providing or administering such benefits), or (2) increase the compensation, severance or benefits of any of the current or former directors, managers, or officers of the Company or its Subsidiaries;

(x) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(xi) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Company Membership Interests, ownership interests of any Subsidiary of the Company or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such Company Membership Interests or ownership interests or take any action to cause to be exercisable any otherwise unexercisable award under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised awards or warrants outstanding on the date hereof), other than for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(xii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (4) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b) and (5) incremental indebtedness not to exceed $10 million to the extent available to the Company under its existing credit facilities; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(xiii) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract or under any Company Permit, or enter into any new contract which would be a Company Material Contract or which would reasonably be expected to, after the Effective Times, restrict or limit in any material respect Parent, the Company, the Surviving Companies or any of their respective affiliates from engaging in any business or competing in any geographic location with any person;

(xiv) shall not, and shall not permit any of its Subsidiaries to, pay, discharge, or satisfy any claims, liabilities, or obligations (whether accrued, absolute, contingent, unliquidated, or otherwise, and whether asserted or unasserted) in excess of $1 million, other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice;

(xv) shall not make, change or revoke any material Tax election, change any material tax accounting method, file any amended Tax return, enter into any closing agreement, request any Tax ruling, settle or compromise any material Tax proceeding, surrender any claim for a material refund of Taxes or take any action, other than in the ordinary course of business, that would have a material Tax effect;

(xvi) except as otherwise permitted by this Agreement, any refinancing permitted by clause (xii)(3) and (4) above or for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Company or any Subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(xvii) shall not, and shall not permit any of its Subsidiaries to, enter into any Affiliate Transactions; and

(xviii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (xix) of this Section 5.1(b).

Section 5.2 Conduct of Business by Hyde Park.

(a) From and after the date hereof until the earlier of the Effective Times or Termination Date, and except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company, (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Letter, Hyde Park covenants and agrees that the business of Hyde Park and its Subsidiaries shall be conducted in the ordinary course of business; provided, however, that no action by Hyde Park or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Hyde Park agrees with the Company, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Times and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to by the Company, (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.2(b) of the Hyde Park Disclosure Letter, Hyde Park:

(i) shall not adopt any amendments to the Hyde Park Organizational Documents, except for such amendments to its organizational documents that do not have a material adverse effect on the Mergers and the transactions contemplated hereby;

(ii) shall not issue, sell, or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any shares of stock of any class or any other securities or equity equivalents in Hyde Park or any phantom interest for which the value is derived therefrom;

(iii) shall not split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iv) shall not declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, cancel or agree to cancel shares of its capital stock or repurchase, agree to repurchase or otherwise acquire or agree to acquire, directly or indirectly, any of its securities, other than in connection with the conversion to cash of Conversion Shares;

(v) shall not enter into, terminate or materially modify any material contract;

(vi) shall not acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the equity interests or assets of, or otherwise acquire, any material business of any corporation, partnership, association or other business organization or division thereof;

(vii) shall not make or grant any bonus or any wage or salary increase to any employee or group of employees;

(viii) shall not make any loans or advances to, or guarantees for the benefit of, any Person;

(ix) shall not create, incur or assume any indebtedness for borrowed money in excess of $500,000;

(x) shall not in any material respect amend or otherwise modify the Trust Agreement or any other agreement relating to the Trust Account;

(xi) shall not adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Hyde Park;

(xii) (A) establish, adopt or enter into any plan, program, agreement or arrangement providing compensation or benefits to officers, employees or other service providers of Hyde Park or any of its Subsidiaries, (B) hire any employee or officer, or (C) increase the compensation, severance or benefits of any of the current or former directors, managers, or officers of Hyde Park or any of its Subsidiaries;

(xiii) shall not issue or sell any debt securities or guarantee any debt securities of others;

(xiv) shall not fail to timely file or furnish to or with the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished;

(xv) shall not make, change or revoke any material Tax election, change any material tax accounting method, file any amended Tax return, enter into any closing agreement, request any Tax ruling, settle or compromise any material Tax proceeding, surrender any claim for a material refund of Taxes or take any action, other than in the ordinary course of business, that would have a material Tax effect, and

(xvi) shall not agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (xiii) of this Section 5.2(b).

Section 5.3 Access to Information. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company is subject, between the date of this Agreement and the earlier of the Effective Times or Termination Date, subject to Hyde Park’s undertaking to use its commercially reasonable efforts to keep confidential and protect the trade secrets of the Company and its Subsidiaries against any disclosure, the Company shall permit, upon reasonable request, Hyde Park and its Representatives reasonable access during normal business hours to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding such party as the other party may reasonably request. Notwithstanding the foregoing, neither party shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither Hyde Park nor any of its officers, employees or representatives, shall be permitted to perform any onsite procedures (including an onsite study or any invasive testing or sampling) with respect to any property of the Company or any of the Company’s Subsidiaries without the Company’s prior written consent.

Section 5.4 No Solicitation.

(a) The Company and its Subsidiaries will not, and will cause their respective affiliates, employees, agents and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any Person (other than Hyde Park) concerning any merger, consolidation, dissolution, business combination, involving the Company or any of its Subsidiaries, the sale of any assets of the Company or any of its Subsidiaries (other than assets sold in the ordinary course of business), or the issuance and sale of any securities of, or membership interests in, the Company or any of its Subsidiaries, including any securities convertible into, or exchangeable or exercisable for, any equity securities of the Company or any of its Subsidiaries.

(b) Hyde Park will not, and will cause its affiliates, employees, agents and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any Person (other than the Company) concerning any Business Combination within the meaning of the Hyde Park Organizational Documents or similar transaction.

(c) The parties hereto recognize and agree that immediate irreparable damages for which there is not adequate remedy at Law would occur in the event that the provisions of this Section 5.4 are not performed in accordance with the specific terms hereof or are otherwise breached. It is accordingly agreed that in the event of a failure by a party to perform its obligations under this Agreement, the non-breaching party shall be entitled to specific performance through injunctive relief, without the necessity of posting a bond, to prevent breaches of the provisions and to enforce specifically the provisions of this Section 5.4 in addition to any other remedy to which such party may be entitled, at law or in equity.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Hyde Park and the Company shall cause Parent to prepare and file with the SEC the Form S-4, which will include the Joint Proxy Statement/Prospectus. Each of Hyde Park and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Mergers and the other transactions contemplated hereby, which shall include their respective reasonable best efforts to cause to be delivered to each other consents from their respective independent auditors, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act. Each of Hyde Park and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders and unitholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Hyde Park and the Company shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Mergers, and Hyde Park and the Company shall furnish all information concerning themselves and their respective stockholders and unitholders as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus will be made by Parent without the prior consent of Hyde Park and the Company (which, in either case, shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Hyde Park or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Times any information relating to Hyde Park or the Company, or any of their respective affiliates, officers or directors, is discovered by Hyde Park or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Hyde Park and the unitholders of the Company.

(b) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, Hyde Park shall take all action necessary in accordance with applicable Laws and the Hyde Park Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Hyde Park Stockholder Approval (the “Hyde Park Stockholders Meeting”) and not postpone or adjourn the Hyde Park Stockholders Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Hyde Park Stockholder Approval have not been obtained; provided, that, unless otherwise agreed by the parties, the Hyde Park Stockholders Meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the Hyde Park Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Hyde Park will, through the Hyde Park Board, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(c) The Company shall use its reasonable best efforts to provide Parent, by February 14, 2014, with (i) a copy of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2013 and

December 31, 2012 and the related audited consolidated statements of income, stockholders’ equity and cash flows for each of the years ended December 31, 2011, December 31, 2012 and December 31, 2013, together with a true and correct copy of the related notes and schedules thereto and the report of the Company’s auditor on such audited financial statements. Hyde Park shall use its reasonable best efforts to provide Parent, by February 14, 2014, with (i) a copy of the audited balance sheets of Hyde Park as of December 31, 2013 and December 31, 2012 and the related audited statements of income, stockholders’ equity and cash flows for the year ended December 31, 2012, the period from February 24, 2011 (inception) through December 31, 2011 and the period from February 24, 2011 (inception) through December 31, 2012., together with a true and correct copy of the related notes and schedules thereto and the report of Hyde Park’s auditor on such audited financial statements.

(d) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its unitholders for the purpose of obtaining the Company Unitholder Approval (the “Company Unitholder Meeting”) and not postpone or adjourn the Company Unitholder Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Unitholder Approval have not been obtained; provided, that, unless otherwise agreed by the parties, the Company Unitholder Meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the Company Unitholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, through the Company Board, recommend that its unitholders adopt this Agreement and will use reasonable best efforts to solicit from its unitholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the requisite unitholders required by applicable Laws to obtain such approvals.

(e) If required by applicable Law and the respective organizational documents of the Merger Subs, each Merger Sub will promptly after the execution of this Agreement and in any event no later than 11:59 p.m. (Eastern Time) on the date of this Agreement, submit this Agreement to such Merger Sub’s stockholder for the purpose of approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Hyde Park Merger, in the case of Merger Sub 1, and the Company Merger, in the case of Merger Sub 2, by written consent (each a “Merger Sub Approval”), and each Merger Sub shall use its commercially reasonable efforts to obtain its Merger Sub Approval as promptly as reasonably practicable after the execution of this Agreement and in any event no later than 11:59 p.m. (Eastern) on the date of this Agreement.

(f) Each Merger Sub agrees that: (i) its board of directors or managers, as applicable, shall unanimously recommend that its sole stockholder vote to adopt and approve (or consent in writing to the adoption and approval of) this Agreement and the Hyde Park Merger, in the case of Merger Sub 1, and the Company Merger, in the case of Merger Sub 2, and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.5(d).

(g) Parent shall take any action required to be taken, make all filings required to be made and pay all fees due under any applicable Federal, state or provincial securities laws in connection with the offer and sale of securities in the Private Equity Financing. No Offering Materials relating to the Private Equity Financing shall be furnished to investors or prospective investors without the prior consent of the Company and Hyde Park (which shall not be unreasonably withheld, conditioned or delayed) and without providing the Company and Hyde Park a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Times any information relating to Hyde Park or the Company, or any of their respective affiliates, officers or directors, is discovered by Hyde Park or the Company which should be set forth in an amendment or supplement to any of the Offering Materials or any amendment or supplement thereto, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly furnished to investors and prospective investors in the Private Equity Financing to the extent required by Law. The Private Equity Financing shall be conducted in accordance with Rule 506(b) under the Securities Act and offering procedures established by mutual agreement of the Company and Hyde Park. Any securities offered pursuant to the Private Equity Financing shall be offered only to Accredited Investors (i) with which the Company or its placement agent, if any, has a substantive pre-existing relationship, (ii) that became interested in the Private Equity Financing other than through the Form S-4, (iii) that were not contacted through marketing or solicitation efforts related to a Hyde Park special meeting or a Company special meeting and (iv) that did not contact Parent, Hyde Park or the Company as a result of the Form S-4.

Section 5.6 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Hyde Park, Parent, the Merger Subs and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Mergers including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Mergers, (ii) the satisfaction of the conditions to consummating the Mergers, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity required to be obtained or made by Hyde Park, Parent, the Merger Subs, the Company or any of their respective Subsidiaries in connection with the Mergers or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and to fully carry out the purposes of this Agreement. Additionally, each of Hyde Park, Parent, the Merger Sub and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Mergers and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Mergers, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) Hyde Park and the Company shall each keep the other apprised of the status of matters relating to the completion of the Mergers and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Mergers. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity regarding the Mergers, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Mergers, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. No party shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Mergers unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat. Each party shall furnish the other parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Mergers, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.6 may be redacted (i) to remove confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

Section 5.7 Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Mergers or any other transactions contemplated hereby, each of the Company and Hyde Park shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. Hyde Park and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Mergers and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Hyde Park and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.9 Indemnification of Directors and Officers. The certificate of incorporation and by-laws (or operating agreement or other equivalent governing instruments) of Parent and each of its Subsidiaries shall contain provisions no less favorable with respect to indemnification than are set forth in the certificate of incorporation and by-laws, operating agreement, or equivalent instruments, as applicable, of such Persons as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Closing Date were directors, officers, managers, managing members, members, agents or employees of Hyde Park, the Company or any of its Subsidiaries or who were otherwise entitled to indemnification pursuant to the certificate of incorporation and bylaws (or equivalent governing instruments) of such Persons. Parent shall cause (including, without limitation, by paying premiums on the current insurance policies) to be maintained in effect for six (6) years after the Closing Date the current policies of the directors’ and officers’ liability or equivalent insurance maintained by or on behalf of Hyde Park, the Company and its Subsidiaries with respect to matters occurring prior to the Closing; provided, that Parent may substitute therefor policies of at least the same coverage containing terms and conditions that are not less advantageous than the existing policies (including with respect to the period covered). Parent will indemnify each individual who served as a director, officer, manager or managing member of the Company and its Subsidiaries at any time prior to the Closing Date from and against all actions, suits, proceedings, hearings, investigations, claims, etc. including all court costs and reasonable attorney fees and expenses resulting from or arising out of, or caused by, this Agreement or any of the transactions contemplated hereby.

Section 5.10 Transaction Litigation. Hyde Park shall give the Company the opportunity to participate in Hyde Park’s defense or settlement of any stockholder litigation against Hyde Park and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Mergers. Hyde Park agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against Hyde Park or its directors, executive officers or similar persons by any stockholder of Hyde Park relating to this Agreement, the Mergers, or any other transaction contemplated hereby unless such settlement will not result in: (i) the termination of this Agreement, (ii) the parties hereto not being able to operate in substantially the same manner after the Effectives Times as it is anticipated that they will operate under the terms of this Agreement, (iii) a Hyde Park Material Adverse Effect, or (iv) a payment of any amount in excess of $1 million, exclusive of any insurance proceeds.

Section 5.11 Contribution. Notwithstanding anything herein to the contrary, none of Hyde Park, the Company, Parent or the Merger Subs shall take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Mergers from qualifying as a contribution governed by Section 351 of the Code. Prior to the Effective Times, Hyde Park and the Company shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Mergers to qualify as a contribution governed by Section 351 of the Code. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a). Each of Hyde Park and the Company shall report the Mergers as a contribution governed by Section 351 of the Code in which no gain or loss is recognized by Hyde Park, its stockholders, the holders of Company Membership Interests, the Company, Parent or Merger Sub, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Immediately after the Contribution, SME Surviving LLC shall be a disregarded entity with respect to Parent and Hyde Park Surviving Corporation for U.S. federal income Tax purposes.

Section 5.12 Nasdaq Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Mergers and such other shares of Parent Common Stock to be reserved for issuance in connection with the Mergers to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.13 Board of Directors. The Parties shall take all necessary corporate action to appoint the directors, managers and officers of Parent, Hyde Park Surviving Corporation and SME Surviving LLC as set forth on Annex I hereto. Prior to the execution of this Agreement, each member of the Hyde Park Board shall have executed a written resignation effective as of the Hyde Park Effective Time.

Section 5.14 No Claim Against the Trust Account. The Company acknowledges that it has read Hyde Park’s final prospectus, dated August 1, 2012, and understands that Hyde Park has established the Trust Account described therein for the benefit of Hyde Park’s public stockholders. The Company further acknowledges that, if the transactions contemplated by this Agreement, or, in the event of termination of this Agreement, another business combination, are not consummated by May 1, 2014, Hyde Park will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company on behalf of itself and its Affiliates hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Hyde Park to collect from the Trust Account any monies that may be owed to them by Hyde Park or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever.

Section 5.15 Proxy Solicitation. From and after the date of this Agreement, the Company shall provide, and shall use commercially reasonable efforts to cause the Company Representatives, legal and accounting advisors to provide, commercially reasonable cooperation requested by Hyde Park in connection with the solicitation of proxies from Hyde Park stockholders, including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and other meetings with Hyde Park investors and potential Hyde Park investors, (ii) preparing and providing access to due diligence materials reasonably required in connection with such proxy solicitation and (iii) assisting with the preparation of presentations and other materials in connection with such proxy solicitation.

Section 5.16 Registration Rights. Prior to the date on which the Joint Proxy Statement/Prospectus is first mailed to the unitholders of the Company and the stockholders of Hyde Park, Parent, the Kayne Anderson Parties and the Investors (as such term is used and defined in Annex II) shall enter into a definitive form of registration rights agreement generally consistent with the terms attached hereto as Annex II.

ARTICLE VI.

CONDITIONS TO THE MERGERS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Hyde Park Stockholder Approval. The Hyde Park Stockholder Approval shall have been obtained.

(b) Company Unitholder Approval. The Company Unitholder Approval shall have been obtained.

(c) Statutes and Injunctions. No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of the Merger or any related transaction.

(d) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligation of the Company to Effect the SME Merger. The obligation of the Company to effect the SME Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Times of the following conditions:

(a) Representations and Warranties. The representations and warranties of Hyde Park set forth in this Agreement shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Hyde Park Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Hyde Park Material Adverse Effect; provided, that representations and warranties that are made as of a particular date or period need be true and correct only as of such date or period.

(b) Obligations and Covenants. Hyde Park shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Times.

(c) Officer Certificate and Trustee Notice. Hyde Park shall have delivered to the Company (i) a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied and (ii) a true and correct copy of the notice delivered to the Trustee required to terminate the Trust Account with instructions to pay out the funds in the Trust Account (less any amounts payable to holders of Conversion Shares) to, or to the order of, Hyde Park.

(d) Material Adverse Effect. No Hyde Park Material Adverse Effect shall have occurred since the date of this Agreement.

(e) Legal Opinion. The Company shall have received a written opinion from Latham & Watkins LLP, counsel to the Company, or another firm of national reputation, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as an exchange within the meaning of Section 351 of the Code. Each of Hyde Park and the Company shall provide, and such counsel shall be entitled to rely upon representation letters in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated at least 2 business days prior to the date on which the Joint Proxy Statement/Prospectus is first mailed to the unitholders of the Company and the stockholders of Hyde Park and reissued as of the Closing Date. The condition set forth in this Section 6.2(e) shall not be waivable after receipt of the Company Unitholder Approval if such waiver would require further approval of the unitholders to be obtained, unless further approval is obtained with appropriate disclosure.

(f) Available Cash. After giving effect to the exercise of redemption rights by holders of Hyde Park Common Stock pursuant to the Hyde Park Organizational Documents, Hyde Park shall have at least an aggregate of Forty Million Dollars ($40,000,000) of cash held in the Trust Account.

Section 6.3 Conditions to Obligation of Hyde Park to Effect the Hyde Park Merger. The obligation of Hyde Park to effect the Hyde Park Merger is further subject to the fulfillment (or the waiver by Hyde Park) at or prior to the Effective Times of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Hyde Park Material Adverse Effect; provided, that representations and warranties that are made as of a particular date or period need be true and correct only as of such date or period.

(b) Obligations and Covenants. The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Times.

(c) Officer Certificate. The Company shall have delivered to Hyde Park a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(e) Legal Opinion. Hyde Park shall have received a written opinion from Katten Muchin Rosenman LLP, counsel to Hyde Park, or another firm of national reputation, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as an exchange within the meaning of Section 351 of the Code. Each of Hyde Park and the Company shall provide, and such counsel shall be entitled to rely upon, representation letters in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated at least 2 business days prior to the date on which the Joint Proxy Statement/Prospectus is first mailed to the unitholders of the Company and the stockholders of Hyde Park and reissued as of the Closing Date. The condition set forth in this Section 6.3(e) shall not be waivable after receipt of the Hyde Park Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless further stockholder approval is obtained with appropriate disclosure.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Hyde Park may rely, either as a basis for not consummating the Mergers or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and intentional material breach of any material provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Times, whether before or after the Hyde Park Stockholder Approval or Company Member Approval have been obtained (except as otherwise provided below):

(a) by the mutual written consent of Hyde Park and the Company;

(b) by either Hyde Park or the Company, if the Mergers shall not have been consummated on or prior to May 1, 2014 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if (i) the failure of the Closing to occur by such date shall be due to the material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement and (ii) the other Party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.5;

(c) by either Hyde Park or the Company, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such injunction shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such injunction was due to the failure of such Party to perform any of its obligations under this Agreement;

(d) by either Hyde Park or the Company, if the Hyde Park Stockholders Meeting (including any adjournments or postponements thereof) shall have concluded and the Hyde Park Stockholder Approval shall not have been obtained;

(e) by the Company, if after giving effect to the exercise of redemption rights by holders of Hyde Park Common Stock pursuant to the Hyde Park Organizational Documents, Hyde Park does not have at least an aggregate of Forty Million Dollars ($40,000,000) of cash held in the Trust Account.

(f) by Hyde Park or the Company, if the Company Unitholders Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Unitholder Approval shall not have been obtained;

(g) by the Company, if Hyde Park shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Hyde Park does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein); and

(h) by Hyde Park, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Hyde Park describing such breach or failure in reasonable detail (provided that Hyde Park is not then in material breach of any representation, warranty, covenant or other agreement contained herein).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of Article VIII), and there shall be no other liability on the part of Hyde Park or the Company to the other except as to liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement occurring prior to termination in which case, subject to Section 5.14, the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Times.

Section 8.2 Expenses. Whether or not the Mergers are consummated, all costs and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided that Hyde Park shall pay all filing fees and printer costs associated with the transactions contemplated hereby.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 8.5 Jurisdiction; Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware (“Delaware Court of Chancery”) and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative. The Parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimile transmission (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to the Company, Parent or the Merger Subs, to:

Santa Maria Energy Holdings, LLC
2811 Airpark Drive
Santa Maria, CA 93455
Facsimile:	(805) 938-3340
Attention:	General Counsel

with copies to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Facsimile:	(713) 546-5401
Attention:	Michael E. Dillard
Sean T. Wheeler
Email:	michael.dillard@lw.com
sean.wheeler@lw.com

Kayne Anderson Capital Advisors LP
811 Main Street, 14th Floor
Houston, Texas 77002
Facsimile:	(713) 655-7355
Attention:	Charles W. Yates
Email:	cyates@kaynecapital.com

(b)	If to Hyde Park, to:

Hyde Park Acquisition Corp. II
500 Fifth Avenue, 50th floor
New York, NY 10110
Facsimile:	(212) 644-6262
Attention:	Laurence S. Levy and Edward Levy

with copies to:

Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
Facsimile:	(212) 894-5873
Attention:	Todd J. Emmerman
Email:	todd.emmerman@kattenlaw.com

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement (including the schedules and exhibits hereto and the documents and the instruments referred to herein) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and, subject to Section 5.10, this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders or members of the Parties hereto as contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that no amendment, modification or supplement of this Agreement shall be made following the adoption of this Agreement by the stockholders or members of the Parties unless, to the extent required, approved by the stockholders or members.

Section 8.12 Extension; Waiver. At any time prior to the Effective Times, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.11, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders or members of any of the Parties. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.14 No Third-Party Beneficiaries. Each of Hyde Park and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 5.9, this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.15 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 8.16 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof; provided, however, that Parent shall not be deemed a Subsidiary of either Hyde Park or the Company for purposes of this Agreement. References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person; provided, however, that Parent shall not be deemed an affiliate of either Hyde Park or the Company for purposes of this Agreement. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Hyde Park, the actual knowledge of the individuals listed in Section 8.16(a) of the Hyde Park Disclosure Letter and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.16(a) of the Company Disclosure Letter. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to remain closed.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Company Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of the Company to consummate the Mergers and the other transactions contemplated by this Agreement in a timely manner or (B) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which the Company or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action, Order, Company Permit or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement) (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Sections 3.5 or 3.20 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of Hyde Park, (5) any changes or developments in prices for oil, natural gas or other commodities or for the Company’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal or modification following the date of this Agreement of any rule, regulation, ordinance, Order, Company Permit, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards following the date of this Agreement, (8) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, or (9) any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (5), (7) and (8) to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

(ii) “Company Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising by operation of Law and incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions (but excluding Liens in respect of any monetary amount due and owing by the Company), (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries, (F) in the case of Oil and Natural Gas Leases, the lessor’s production burdens, (G) Liens created under joint operating agreements, participation agreements or development agreements, in each case, for amounts not yet delinquent, (H) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of Oil and Natural Gas Leases that would not reduce the net revenue interest, or increase the working interest, of the Company or any of its subsidiaries in any Oil and Natural Gas Lease and that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presented conducted or the value of the assets, (I) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby, or (J) Liens arising under (1) the Amended and Restated Senior Credit Facility, dated as of November 9, 2012, among the Company, as borrower, each of the lenders that is a signatory thereto, and Mutual of Omaha Bank, N.A., as administrative agent, and (2) that certain second replacement promissory note dated February 5, 2010 in the aggregate principal amount of $1,765,582.90 made by Orcutt Properties, LLC, NW Casmalia Properties, LLC and Gitte-Ten, LLC (and assumed by Borrower) in favor of Sector Capital Corporation.

(iii) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(iv) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that, together with such entity, trade or business, is, or was at the relevant time, required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(v) “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing and operating producing or non-producing oil and natural gas properties or mining properties, as the case may be, in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(vi) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(vii) “Hyde Park Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of Hyde Park to consummate the Mergers and the other transactions contemplated by this Agreement in a timely manner or (B) the business, assets, liabilities, condition (financial or otherwise) or results of operations of Hyde Park, taken as a whole, other than any event, change, effect, development or occurrence resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which Hyde Park or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of Hyde Park with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action, Order, Permit or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement) (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Sections 4.5 or 4.18 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of the Company, (5) any adoption, implementation, promulgation, repeal or modification following the date of this Agreement of any rule, regulation, ordinance, Order, Permit protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (6) any changes in GAAP or accounting standards, (7) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (8) any failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (8) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Hyde Park Material Adverse Effect so long as it is not otherwise excluded by this definition), or (9) any changes in the share price or trading volume of the shares of Hyde Park Common Stock (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Hyde Park Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (7) and (8) to the extent disproportionately affecting Hyde Park, taken as a whole, relative to other similarly situated companies in the industries in which Hyde Park operates.

(viii) “Hyde Park Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising by operation of Law and incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions (other than Liens in respect of monetary obligations that are due and owing by Hyde Park), (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among Hyde Park and its wholly owned subsidiaries, or (F) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(ix) “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

(x) “Kayne Anderson Parties” means Kayne Anderson Energy Fund IV, L.P., a Delaware limited partnership, and Kayne Anderson Energy Fund IV QP, L.P., a Delaware limited partnership, and their permitted transferees.

(xi) “Oil and Natural Gas Contracts” means any of the following contracts to which the Company or any of its Subsidiaries is a party (other than, in each case, an Oil and Natural Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and natural gas sales agreements, exchange agreements, gathering and processing contracts and agreements, drilling, service and supply contracts, geophysical and geological contracts, land broker, title attorney and abstractor contracts and all other contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(xii) “Oil and Natural Gas Interests” means (A) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (B) Hydrocarbons or revenues therefrom; (C) all Oil and Natural Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Natural Gas Leases or included in units with which the Oil and Natural Gas Leases may have been pooled or unitized; (D) all Oil and Natural Gas Contracts; (E) surface interests, fee interests, reversionary interests, reservations and concessions; (F) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Natural Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (G) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (A) and (C) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (H) all interests in machinery equipment (including Wells, well equipment and machinery), oil and natural gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Natural Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xiii) “Oil and Natural Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which the Company or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of the Company’s business.

(xiv) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xv) “Phantom Equity Plan” means the Santa Maria Pacific Holdings, LLC 2008 Phantom Equity Plan, as amended from time to time.

(xvi) “Phantom Equity Unit” means a unit of phantom equity granted under the Phantom Equity Plan.

(xvii) “Private Equity Financing” means a private placement of Parent Common Stock at a price of not less than $10.50 per share; provided, however, that the aggregate amount which may be raised under the Private Equity Financing, when combined with the cash held in the Trust Account after giving effect to the exercise of redemption rights by holders of Hyde Park Common Stock pursuant to the Hyde Park Organizational Documents, shall not exceed $150 million.

(xviii) “Profits Interest Plan” means the Santa Maria Energy Holdings, LLC 2013 Profits Interest Plan.

(xix) “Profits Interest Units” has the meaning set forth in the Amended and Restated Limited Liability Company Agreement of Santa Maria Energy Holdings, LLC, as amended from time to time.

(xx) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xxi) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(xxii) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(xxiii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(xxiv) “Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Natural Gas Lease.

(xxv) “Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on the Oil and Natural Gas Leases or Units or otherwise associated with an Oil and Natural Gas Interest of the Company or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

HYDE PARK ACQUISITION CORP. II

By:	/s/ Laurence S. Levy
Name:	Laurence S. Levy
Title:	Chief Executive Officer

SANTA MARIA ENERGY CORPORATION

By:	/s/ David Pratt
Name:	David Pratt
Title:	Chief Executive Officer

HPAC MERGER SUB, INC.

By:	/s/ David Pratt
Name:	David Pratt
Title:	Chief Executive Officer

SME MERGER SUB, LLC

By:	/s/ David Pratt
Name:	David Pratt
Title:	Chief Executive Officer

SANTA MARIA ENERGY HOLDINGS, LLC

By:	/s/ David Pratt
Name:	David Pratt
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of Amended and Restated Certificate of Incorporation of Parent

[See Annex B to this joint proxy statement/prospectus]

EXHIBIT B

Form of Amended and Restated Bylaws of Parent

[See Annex C to this joint proxy statement/prospectus]

ANNEX I

Directors and Officers of

Parent and Hyde Park Surviving Corporation after the Effective Times

Directors of Parent

Class I	David Pratt [An individual designated by Hyde Park]

Class II	Edward Levy Ray Powell

Class III	David Iverson (Preferred Stock designee) Laurence Levy Chuck Yates (Preferred Stock designee)

Officers of Parent

David Pratt – Chief Executive & President

Kevin McMillan – Executive Vice President, Chief Financial Officer and Treasurer

Beth Marino – Executive Vice President, General Counsel and Secretary

Kevin Yung – Executive Vice President (Operations)

Directors of Hyde Park Surviving Corporation

David Iverson (Preferred Stock designee)

Laurence Levy

Edward Levy

David Pratt

Ray Powell

Chuck Yates (Preferred Stock designee)

[An individual designated by Hyde Park]

Officers of Hyde Park Surviving Corporation

David Pratt – Chief Executive & President

Kevin McMillan – Executive Vice President, Chief Financial Officer and Treasurer

Beth Marino – Executive Vice President, General Counsel and Secretary

Kevin Yung – Executive Vice President (Operations)

ANNEX II

Terms of Registration Rights Agreement

The following is a description of certain material terms of a Registration Rights Agreement (the “Agreement”) with respect to the securities of Santa Maria Energy Corporation (“Parent”). Terms used but not otherwise defined herein shall have the meanings ascribed to such terms in that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among Hyde Park Acquisition Corp. II (“Hyde Park”), Parent, HPAC Merger Sub, Inc., SME Merger Sub, LLC and Santa Maria Energy Holdings, LLC.

Parties and Registrable Securities	Kayne Anderson Energy Fund IV and its affiliates and transferees (“Kayne”); holders of the outstanding shares of Hyde Park Common Stock issued prior to the consummation of Hyde Park’s initial public offering (the “Initial Shares”) and their transferees (such holders, the “Initial Shareholders”); and holders of 693,750 shares of Hyde Park Common Stock privately placed simultaneously with Hyde Park’s initial public offering (the “Sponsors’ Shares”) and their transferees (such holders, the “Sponsor Shareholders”). Kayne, the Initial Shareholders and the Sponsor Shareholders shall collectively be referred to as the “Investors” and their respective shares, the “Registrable Securities”.

As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such registration statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by Parent and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; or (d) the Registrable Securities have been sold in a public sale in accordance with Rule 144. The Company shall take such action as any Investor may reasonably request to the extent required to enable such holder to sell shares of Registrable Securities and shares of Kayne Preferred Stock (as defined in the Certificate of Incorporation of Parent) without registration pursuant to Rule 144.

Demand Registration Rights:	At any time and from time to time on or after the Closing Date of the Mergers, holders of Registrable Securities representing 5% (the “Required Holders”) or more of the outstanding securities of Parent may make a written demand for registration of the resale (in an underwritten offering or otherwise, as determined by the Required Holders) of all or part of such securities (a “Demand Registration”) on such form of registration statement as the offering shall be eligible and the Required Holders shall demand.

Each Investor shall be entitled to two (2) Demand Registrations.

In the event of a Demand Registration, Parent must notify all Investors of such Demand Registration and any Investors who wish to include their Registrable Securities in the Demand Registration must notify the Parent within 15 days.

Parent may defer any Demand Registration for up to thirty days if failure to do so would be materially detrimental to Parent; provided that Parent will only be entitled to defer a Demand Registration once during any twelve consecutive month period.

Parent will not be obligated to effect any Demand Registration within 180 days after the effective date of a previous registration in which the holders of Registrable Securities were able to register.

Cutbacks required by the underwriters shall be applied on a pro rata basis based on the number of shares initially proposed for inclusion in the offering.

Piggyback Registration Rights:	Other than a Registration Statement (i) filed in connection with an employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Parent’s existing shareholders, (iii) for a convertible debt offering, or (iv) for a dividend reinvestment plan, each Investor shall be entitled to piggyback registration rights on public offerings of the Parent’s stock pursuant to customary terms and conditions.

Short Form (S-3) Registration Rights:	Separate and apart from the Demand Registration rights, if Parent is eligible to file a short form registration statement on Form S-3, holders may demand that Parent file the S-3 (a “Form S-3 Registration”), provided that such holders propose to register at least $10 million of Registrable Securities pursuant to such S-3. Even if Parent is eligible to file a Form S-3, if Parent decides on a different registered offering, it may prohibit use of the Form S-3 within 7 days before or 90 days after the effective date of such registration. In the event of a Form S-3 Registration, Parent must notify all Investors of such Form S-3 Registration and any Investors who wish to include their Registrable Securities in the Form S-3 Registration must notify the Parent within 15 days.

Member Expenses:	Parent must bear all costs for any Demand or Piggyback Registration, except that (1) the selling holders must pay any underwriting discounts or selling commissions and (2) in an underwritten offering, selling stockholders and Parent must bear expenses of the Underwriter(s) pro rata to the amount of shares sold by each in the offering.

Indemnification and Lock-up:	The Agreement shall provide for customary indemnification and lock-up provisions.

Additional Registration Rights for shares acquired in conversion of Kayne Preferred Stock after Default:

If the Kayne Preferred Stock is not redeemed timely, then at any time and from time to time after any Kayne Preferred Stock has been converted into Common Stock (“Conversion Shares”), Kayne, its affiliates and transferees may make up to three written demands for registration of all or part of such Conversion Shares (and any other shares of Common Stock owned by Kayne, its affiliates and transferees (a “Kayne Demand Registration”). The other provisions hereof applicable to a Demand Registration shall also apply with respect to each such Kayne Demand Registration except that:

(i) Neither Parent nor any other Investor shall have the right to participate in any Kayne Demand Registration without Kayne’s consent;

(ii) the 180 day waiting period shall not apply;

(iii) No cutbacks shall be applied to any Kayne Demand Registration;

(iv) no other Investor shall have piggyback rights;

(v) the dollar amount and time limitations applicable to S-3 Registration Rights shall not apply; and

(v) lock up provisions shall not apply.

Private Equity Financing	Parent and the Investors will use their reasonable best efforts to modify the terms of the Registration Rights Agreement to accommodate any registration rights to be granted in connection with the Private Equity Financing (as such term is defined in the Merger Agreement).

ANNEX B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SANTA MARIA ENERGY CORPORATION

Santa Maria Energy Corporation (the “Corporation”), a corporation organized and existing under the laws and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”) hereby certifies that:

1. The name of the Corporation is Santa Maria Energy Corporation.

2. The original Certificate of Incorporation of the Corporation (the “Original Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on November 27, 2013.

3. This Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate of Incorporation”) amends and restates the Original Certificate of Incorporation, as amended, in its entirety and has been duly adopted by the Board of Directors of the Corporation by unanimous written consent in lieu of a meeting in accordance with Sections 141(f), 242, and 245 of the DGCL and by the stockholders of the Corporation by written consent in lieu of a meeting thereof in accordance with Sections 228, 242 and 245 of the DGCL.

4. The Certificate of Incorporation of the Corporation, as amended hereby, shall, upon the effectiveness hereof, read in its entirety, as follows:

ARTICLE I

NAME

The name of the Corporation is Santa Maria Energy Corporation.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Paracorp Incorporated, 2140 South Dupont Highway, in the City of Camden, County of Kent, 19934. The name of the Corporation’s registered agent at such address is Paracorp Incorporated.

ARTICLE III

PURPOSE

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL, as the same may be amended and supplemented.

ARTICLE IV

CAPITAL STOCK

Section 1. Authorized Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 101,000,000 shares, of which 100,000,000 shares shall be common stock, $0.0001 par value (“Common Stock”), and 1,000,000 shares shall be preferred stock, $0.0001 par value (“Preferred Stock”).

Section 2. Common Stock. Except as otherwise required by applicable law, all shares of Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights, subject to the same qualifications, limitations and restrictions. The terms of the Common Stock set forth below shall be subject to the express terms of any series of Preferred Stock.

(a) Voting Rights. Except as otherwise required by applicable law and subject to the rights of the holders of Preferred Stock, the holders of Common Stock shall be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) or pursuant to the DGCL. No stockholder of the Corporation shall be entitled to exercise any right of cumulative voting.

(b) Dividends. Subject to the rights of the holders of Preferred Stock, and subject to any other provisions of this Certificate of Incorporation, as it may be amended from time to time, the holders of Common Stock shall be entitled to receive, as, if and when declared by the Board of Directors of the Corporation (the “Board”) out of the funds of the Corporation legally available therefor, such dividends (payable in cash, stock or otherwise) as the Board may from time to time determine, payable to stockholders of record on such dates, not exceeding 60 days preceding the dividend payment dates, as shall be fixed for such purpose by the Board in advance of payment of each particular dividend.

(c) No Preemptive or Subscription Rights. No holder of Common Stock shall be entitled to preemptive or subscription rights.

(d) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the distribution or payment of any liabilities and accrued but unpaid dividends and any liquidation preferences on any outstanding Preferred Stock, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among and paid to the holders of Common Stock ratably in proportion to the number of shares of Common Stock held by them respectively.

Section 3. Kayne Preferred Stock. 50,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Kayne Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “sections” or “subsections” in this Section 3 refer to sections and subsections of this Section 3. The original purchase price of the Kayne Preferred Stock shall be $1,000.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Kayne Preferred Stock) (the “Kayne Preferred Original Issue Price”).

(a) Dividends.

(i) The holders of shares of Kayne Preferred Stock shall be entitled to receive, prior to and in preference to any declaration or payment of any dividends on any other class or series of capital stock of the

Corporation, in respect of each outstanding share of Kayne Preferred Stock, dividends at a rate per annum equal to the Kayne Dividend Rate (as defined below) (the “Kayne Preferred Dividend”), to be paid, at the option of the Corporation, in cash or in a number of additional shares of Kayne Preferred Stock (including fractional shares) equal to the quotient obtained by dividing the Kayne Preferred Dividend by the Kayne Preferred Original Issue Price plus any accrued and unpaid dividends. The Kayne Preferred Dividend shall be cumulative, shall accrue daily (whether or not earned or declared and whether or not there are funds legally available therefor) and shall be payable on a quarterly basis in arrears on the last day of each March, June, September and December of each year (each, a “Dividend Payment Date”). Notwithstanding the foregoing, after the Redemption Date, the holders of outstanding shares of Kayne Preferred Stock shall be entitled to receive the Kayne Preferred Dividend in cash on each Dividend Payment Date. Any dividend not paid on the Dividend Payment Date shall be fully cumulative and shall accrue and compound quarterly from the date of such Dividend Payment Date (whether or not earned or declared and whether or not there are funds legally available therefor) at the applicable Kayne Dividend Rate and shall be in arrears until paid. The “Kayne Dividend Rate” shall be a rate of 8% per annum; provided that, at any time after the declaration of an Event of Default (as defined below) the Kayne Dividend Rate shall be increased to a rate of 12% per annum, which rate shall increase annually by 100 basis points on each anniversary of the occurrence of such Event of Default; provided that the Kayne Dividend Rate shall not exceed 15% per annum.

(ii) An “Event of Default” means the occurrence or continuance, of any of the following events:

(1) the Corporation fails to redeem all of the outstanding shares of Kayne Preferred Stock on the Mandatory Redemption Date pursuant to Subsection 3(e)(i) (for the avoidance of doubt, regardless of whether or not the Corporation has legally available funds therefor); or

(2) the Corporation shall (i) commence a voluntary case under Title 11 of the United States Bankruptcy Code as from time to time in effect; (ii) file an answer or other pleading, admitting the material allegations of a petition filed against it commencing an involuntary case under said Title 11, or seeking, consenting to or acquiescing in the relief therein provided, or by its failing to controvert timely the material allegations of any such petition; (iii) become subject to the entry of an order for relief in any involuntary case commenced under said Title 11, which order is not being diligently contested by the Corporation; (iv) seek relief as a debtor under any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors, or by its consenting to or acquiescing in such relief; (v) become subject to the entry of an order by a court of competent jurisdiction (x) finding it to be bankrupt or insolvent, (y) ordering or approving its liquidation, reorganization or any modification or alteration of the rights of its creditors, or (z) assuming custody of, or appointing a receiver or other custodian for, all or a substantial part of its property, which order is not being diligently contested by the Corporation; or (vi) make an assignment for the benefit of, or entering into a composition with, its creditors, or appointing or consenting to the appointment of a receiver or other custodian for all or a substantial part of its property.

(3) If an Event of Default occurs, each holder of Kayne Preferred Stock shall also have any other rights which such holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

(iii) So long as any shares of Kayne Preferred Stock are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on any other class or series of capital stock of the Corporation, or purchase, redeem or otherwise acquire for value any shares of any other class or series of capital stock of the Corporation.

(b) Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(i) Preferential Payments to Holders of Kayne Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Kayne Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Kayne Preferred Original Issue Price, plus any dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon (the “Kayne Preferred Liquidation Preference”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Kayne Preferred Stock the full amount to which they shall be entitled under this Subsection 3(b)(i), the holders of shares of Kayne Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Kayne Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Common Stock, pro rata based on the number of shares held by each such holder.

(iii) Deemed Liquidation Events.

(1) Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least 66 2/3% of the outstanding shares of Kayne Preferred Stock elect otherwise by written notice sent to the Corporation prior to the effective date of any such event:

(a) a merger or consolidation of the Corporation with or into any other corporation or any other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization;

(b) any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred to a single party or group of affiliated parties; or

(c) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(iv) Effecting a Deemed Liquidation Event.

(1) In any Deemed Liquidation Event, if the consideration to be received is securities of a corporation or other entity or other property other than cash, its value will be deemed its fair market value as determined by the Board, including the approval of one of the Kayne Directors (as defined below), on the date such determination is made.

(2) The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the “Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 3(b)(i) and 3(b)(ii).

(3) In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 3(b)(i) and 3(b)(ii) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 3(b)(i) and 3(b)(ii) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

(c) Voting Rights.

(i) Separate Vote of Kayne Capital Advisors. For so long as Kayne Anderson Capital Advisors, L.P. and/or its affiliates and transferees of Kayne Preferred Stock (collectively, “Kayne Capital Advisors”) holds any shares of Kayne Preferred Stock, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding shares of Kayne Preferred Stock shall be necessary for effecting the following actions (whether by merger, consolidation, recapitalization or otherwise) and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(1) any amendment, alteration, or repeal of any provision of the Certificate of Incorporation of the Corporation (including any filing of a Certificate of Designation) to the extent any such amendment, alteration or repeal would adversely affect any of the rights of the holders of Kayne Preferred Stock;

(2) any amendment, alteration or repeal of any provision of the Bylaws of the Corporation or any governing document of the Corporation’s subsidiaries, to the extent any such amendment, alteration or repeal would adversely affect any of the rights of the holders of Kayne Preferred Stock;

(3) any increase or decrease in the authorized number of shares of Kayne Preferred Stock, and any issuance of any Kayne Preferred Stock;

(4) any authorization, issuance or designation, whether by reclassification or otherwise, of any new class or series of Preferred Stock;

(5) any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than dividends required pursuant to Subsection 3(a)(i) hereof or redemptions required by Subsection 3(e) hereof;

(6) any agreement by the Corporation or its stockholders with respect to, or the consummation of, any Deemed Liquidation Event in which the entire Kayne Preferred Liquidation Preference of all outstanding Kayne Preferred Stock is not paid in full in cash;

(7) the incurrence or guarantee, directly or indirectly, by the Corporation or any of its subsidiaries of any indebtedness, or creating or permitting to exist any of lien, security interest or other encumbrance on the assets of the Corporation, other than senior bank debt from a reputable commercial bank and customary trade debt, in each case approved by the Board of Directors including the affirmative approval of at least one of the Kayne Directors;

(8) the approval of any budget of the Corporation, whether capital, operating or otherwise (a “Budget”), or amendment or modification to any Budget in any material respect, which for the purposes of this provision means to initiate deviations therefrom in excess of the greater of 15% in the aggregate and the greater of 10% with respect to the following general categories: general and administrative, net borrowing in such quarter, capital expenditures, asset sales and equity raising, provided that no modifications or increases may be made to any compensation amounts for persons specifically named in such Budget;

(9) any expenditure, investment, disposition or other action, or any agreement or commitment to undertake any expenditure, investment, disposition or other action, not contemplated by a Budget approved pursuant to Subsection 3(c)(i)(7) or in an amount in excess of the Budgeted amount in any material respect;

(10) any disposition of assets, in a single transaction or in a series of transactions, of greater than 25% of the Proved PV10 in any one year period, except as approved by the Board of Directors including the affirmative approval of at least one of the Kayne Directors, unless the entire proceeds thereof are used to redeem outstanding shares of Kayne Preferred Stock;

(11) any material change to the nature of the Corporation’s business operations;

(12) Any action with respect to any direct or indirect subsidiary of the Corporation that if taken by the Corporation would require approval to Subsection 3(c)(i)(1) through 3(c)(i)(11) above.

(d) Conversion Rights.

The holders of the Kayne Preferred Stock shall have the following rights with respect to the conversion of the Kayne Preferred Stock into shares of Common Stock:

(i) Optional Conversion. Subject to and in compliance with the provisions of this Subsection 3(d), any shares of Kayne Preferred Stock may, at the option of the holder at any time after the date that is one hundred eighty (180) days after the Mandatory Redemption Date, be converted into fully-paid and nonassessable shares of Common Stock (the “Kayne Conversion Common Stock”). The number of shares of Common Stock to which a holder of Kayne Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the “Kayne Preferred Conversion Rate” then in effect (determined as provided in Subsection 3(d)(ii)) by the number of shares of Kayne Preferred Stock being converted.

(ii) Preferred Conversion Rate. The conversion rate in effect at any time for conversion of the Kayne Preferred Stock (the “Kayne Preferred Conversion Rate”) shall be the quotient obtained by dividing (A) the Kayne Preferred Original Issue Price plus any cash dividends that were accrued and unpaid and compounded thereon by (B) eighty percent (80%) of (1) if the Common Stock is listed on a national exchange or quotation system (an “Exchange”) at the time of such conversion, the average of the daily closing prices for the Common Stock for the 20 consecutive full trading days on which such shares are actually traded on such Exchange (as reported by The Wall Street Journal, or, if not reported thereby, any other authoritative source) ending at the close of trading on the date of such conversion, or (2) if the Common Stock is not listed on an Exchange at the time of such conversion, the fair market value of the Common Stock as of the date of such conversion (as determined in good faith by the Board of Directors, including the affirmative approval of at least one of the Kayne Directors).

(iii) Mechanics of Conversion. Each holder of Kayne Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Subsection 3(d) shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Kayne Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Kayne Preferred Stock being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) at the election of the holder, in cash (at the price set forth in Subsection (d)(ii)(B)(1) or (d)(ii)(B)(2), as applicable) or in Common Stock (at the Kayne

Preferred Conversion Rate), any accrued and unpaid dividends plus any declared and unpaid dividends on the shares of Kayne Preferred Stock being converted, and (ii) in cash (at the price set forth in Subsection (d)(ii)(B)(1) or (d)(ii)(B)(2), as applicable) the value of any fractional share of Common Stock otherwise issuable to such holder in such conversion. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Kayne Preferred Stock to be converted, and the person or entity entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(iv) Reservation of Shares. The Corporation shall at all times when the Kayne Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Kayne Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Kayne Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Kayne Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Kayne Preferred Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Kayne Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Kayne Preferred Conversion Price.

(v) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Kayne Preferred Stock pursuant to this Section 3(d). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Kayne Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid

(vi) Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 3(b), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Kayne Preferred Stock) is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Kayne Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Kayne Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 3(d) with respect to the rights and interests thereafter of the holders of the Kayne Preferred Stock, to the end that the provisions set forth in this Section 3(d) (including provisions with respect to changes in and other adjustments of the Kayne Preferred Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Kayne Preferred Stock. For the avoidance of doubt, nothing in this Subsection 3(d)(vi) shall be construed as preventing the holders of Kayne Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 3(e)(vi) be deemed conclusive evidence of the fair value of the shares of Kayne Preferred Stock in any such appraisal proceeding.

(vii) Notice of Record Date. In the event:

(1) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Kayne Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(2) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(3) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Kayne Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Kayne Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Kayne Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(e) Redemption.

(i) Mandatory Redemption. The Corporation shall redeem all (and not less than all) of the outstanding shares of Kayne Preferred Stock for an amount in cash equal to the Kayne Original Issue Price per share, plus any Kayne Preferred Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon (the “Redemption Price”), on April 30, 2018 (the “Mandatory Redemption Date”).

(ii) Optional Redemption. At any time after April 30, 2014, the Corporation may elect by delivering written notice to the holders of Kayne Preferred Stock at least sixty (60) days prior to the desired date of redemption (the “Optional Redemption Date”; each of the Mandatory Redemption Date and the Optional Redemption Date, a “Redemption Date”) to redeem all (and not less than all) of the outstanding shares of Kayne Preferred Stock for an amount in cash equal to the Redemption Price; provided, however, to the extent that any of the Kayne Preferred Stock has been converted to Common Stock pursuant to Subsection 3(d), the Corporation shall not redeem any of the outstanding shares of Kayne Preferred Stock until such time as (x) Kayne Capital Advisors beneficially owns less than 50% of the aggregate shares of Kayne Conversion Common Stock issued pursuant to Subsection 3(d)(i) and (y) Kayne Capital Advisors has received an amount in cash (or the fair market value of other property, as determined by Kayne Capital Advisors, in good faith) as consideration for the sale of Kayne Conversion Common Stock greater than or equal to the Original Issue Price of all shares of Kayne Preferred Stock originally issued to Kayne Capital Advisors, plus all accrued and unpaid and all declared and unpaid interest thereon. For purposes of Clause (y) in the preceding sentence, shares of Kayne Conversion Common Stock transferred to a person or entity which is not an affiliate of the Transferor shall not be deemed to be beneficially owned by the Kayne Capital Advisors.

(iii) Insufficient Funds. The Corporation shall apply all of its assets to any redemption set forth in Subsections 3(e)(i) and 3(e)(ii), and to no other corporate purpose from and after the Mandatory Redemption Date, except to the extent prohibited by Delaware law governing distributions to stockholders. If Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Kayne Preferred Stock to be redeemed, the Corporation shall (A) ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law and (B) take any action necessary or appropriate, to the extent permissible under applicable law, to remove as promptly as practicable any impediments to its ability to redeem the total number of shares of Kayne Preferred Stock required to be so redeemed, including, without limitation, (1) reducing the stated capital of the Corporation or causing a revaluation of the assets of the Corporation under Section 154 of the DGCL to create sufficient surplus to make such redemption and (2) incurring indebtedness necessary to make such redemption. The shares of Kayne Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein.

(iv) Rights Subsequent to Redemption. If on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Kayne Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Kayne Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Kayne Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

(v) Redeemed or Otherwise Acquired Shares. Any shares of Kayne Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Kayne Preferred Stock following redemption.

(f) Notices. Any notice required or permitted by the provisions of this Section 3 to be given to a holder of shares of Kayne Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

Section 4. Preferred Stock. Provided that the prior written consent of the holders of a majority of the Kayne Preferred Stock has been obtained pursuant to Section 3(c)(i) hereof, the Board is authorized to provide for the issuance from time to time of additional shares of Preferred Stock in one or more series by filing a certificate of the voting powers, designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, (a “Preferred Stock Certificate of Designation”) pursuant to the applicable provisions of the DGCL, as are stated and expressed in the resolution or resolutions providing for the issuance thereof adopted by the Board (as such resolutions may be amended by a resolution or resolutions subsequently adopted by the Board), and as are not stated and expressed in this Certificate of Incorporation, including, but not limited to, determination of any of the following:

(a) the distinctive designation of the series, whether by number, letter or title, and the number of shares which will constitute the series, which number may be increased or decreased (but not below the number of shares then outstanding and except to the extent otherwise provided in the applicable Preferred Stock Certificate of Designation) from time to time by action of the Board;

(b) the dividend rate, if any, and the times of payment of dividends, if any, on the shares of the series, whether such dividends will be cumulative and, if so, from what date or dates, and the relation which such dividends, if any, shall bear to the dividends payable on any other class or classes of stock;

(c) the price or prices at which, and the terms and conditions on which, the shares of the series may be redeemed at the option of the Corporation;

(d) whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if so entitled, the amount of such fund and the terms and provisions relative to the operation thereof;

(e) the amounts payable on, and the preferences, if any, of the shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(f) whether or not the shares of the series will be convertible into, or exchangeable for, any other shares of stock of the Corporation or other securities and, if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments thereof, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

(g) whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class of stock in any respect, or will be entitled to the benefit of limitations restricting the issuance of shares of any other series or class of stock, restricting the payment of dividends on or the making of other distributions in respect of shares of any other series or class of stock ranking junior to the shares of the series as to dividends or assets, or restricting the purchase or redemption of the shares of any such junior series or class, and the terms of any such restriction;

(h) whether or not the shares of the series will have voting rights in addition to any voting rights provided and, if so, the terms of such voting rights; and

(i) any other terms of the shares of the series.

ARTICLE V

DIRECTORS

Section 1. General Powers. Except as otherwise provided by applicable law or this Certificate of Incorporation, in each case as the same may be amended and supplemented, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 2. Number of Directors. The number of directors that shall constitute the whole Board shall be as determined from time to time solely by a majority of the Board; provided, that in no event shall the total number of directors constituting the entire Board be less than three (3) nor more than fifteen (15). The number of directors on the Board shall initially be seven (7).

Section 3. Classes of Directors; Term of Office.

(a) For so long as any shares of Kayne Preferred Stock remain outstanding, the holders of Kayne Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) members of the Board of Directors (the “Kayne Directors”) at each meeting or pursuant to each written consent of the Corporation’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director. The Kayne Directors may be removed without cause by, and only by, the affirmative vote of a majority of the holders of the shares of Kayne Preferred Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. Any person serving as a Kayne Director shall, automatically and without any further action by the Board of Directors or stockholders of the Corporation, cease to be qualified to serve as, and cease to be a director of, the Corporation when no shares of Kayne Preferred Stock are outstanding.

(b) The holders of Common Stock, exclusively and as a separate class, shall be entitled to elect all remaining members of the Board of Directors that are up for election (the “Common Directors”) at each meeting of the Corporation’s stockholders for the election of directors, and to remove from office such directors.

(c) If the holders of shares of Kayne Preferred Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to Subsection 3(a), then any directorship not so filled shall remain vacant until such time as the holders of the Kayne Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class.

Section 4. The Common Directors. The Common Directors shall be and are divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class III. In case of any increase or decrease, from time to time, in the number of Common Directors, the number of Common Directors in each class shall be apportioned as nearly equal as possible. No decrease in the number of directors shall shorten the term of any incumbent director.

Each Common Director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, that each director initially appointed to Class I shall serve for a term expiring at the Corporation’s annual meeting of stockholders held in 2015; each director initially appointed to Class II shall serve for a term expiring at the Corporation’s annual meeting of stockholders held in 2016; and each director initially appointed to Class III shall serve for a term expiring at the Corporation’s annual meeting of stockholders held in 2017; provided, further, that the term of each director shall continue until the election and qualification of his successor and be subject to his earlier death, resignation or removal.

The initial members of the Board of Directors, and the class to which each such director belongs, shall be as set forth in Annex I to that certain Agreement and Plan of Merger dated as of November 27, 2013, by and among Hyde Park Acquisition Corp. II, Santa Maria Energy Corporation, HPAC Merger Sub, Inc., SME Merger Sub, LLC, and Santa Maria Energy Holdings, LLC (the “Merger Agreement”).

In case of any increase or decrease, from time to time, in the number of directors (other than Preferred Stock Directors), the number of directors in each class shall be apportioned as nearly equal as possible.

Section 5. Quorum. Except as otherwise provided by law, this Certificate of Incorporation or the bylaws of the Corporation (the “Bylaws”), a majority of the total number of directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

Section 6. Manner of Acting. Every act or decision done or made by the majority of the directors present at a meeting at which a quorum is present shall be regarded as the act of the Board, unless the act of a greater number is required by law, this Certificate of Incorporation or the Bylaws, in each case as the same may be amended and supplemented.

Section 7. Vacancies. Subject to the rights of the holders of Preferred Stock, any vacancy or newly created directorships in the Board, however occurring, shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, except as otherwise provided by law, and shall not be filled by the stockholders of the Corporation; provided, however, that only the holders of the Kayne Preferred Stock, in accordance with Section 3(a), shall be entitled to fill a vacancy in the seats held by the Kayne Directors. A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

If any applicable provision of the DGCL expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors.

Section 8. Removal of Common Directors and Resignation of Directors. Common Directors may be removed only for cause, and only by the affirmative vote of the holders of at least 66 2⁄3% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors. A director may resign at any time by filing his written resignation with the secretary of the Corporation.

ARTICLE VI

POWERS OF THE BOARD OF DIRECTORS

In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by statute, the Board is expressly authorized to:

(a) provided that the prior written consent of the holders of at least a majority of the outstanding shares of Kayne Preferred Stock has been obtained pursuant to Article IV, Section 3(c)(i), if applicable, make, alter, amend or repeal the Bylaws, without any action on the part of the stockholders of the Corporation and subject to any limitations that may be contained in such Bylaws, but any Bylaws adopted by the Board may be amended, modified or repealed by the stockholders entitled to vote thereon; and

(b) from time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to inspection of stockholders; and, except as so determined or as expressly provided in this Certificate of Incorporation or in any Preferred Stock Certificate of Designation, no stockholder shall have any right to inspect any account, book or document of the Corporation other than such rights as may be conferred by applicable law.

ARTICLE VII

ACTION BY WRITTEN CONSENT

Any action required or permitted to be taken by the holders of the Common Stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent or consents in writing by stockholders.

ARTICLE VIII

SPECIAL MEETINGS; WRITTEN BALLOT

Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock and the rights of the holders of the Kayne Preferred Stock pursuant to Article IV, Section 3(c)(i), special meetings of the stockholders of the Corporation may be called only by the Chairman of the Board or the Board pursuant to a resolution approved by the Board, and special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE IX

LIMITED LIABILITY

To the extent permitted by the DGCL, a director of the Corporation will not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (or any successor provision thereto), or (iv) for any transaction from which the director derived any improper personal benefit. Any repeal or amendment or modification of this Article IX by the stockholders of the Corporation or by changes in applicable law, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, will, to the extent permitted by applicable law, be prospective only, and will not adversely affect any limitation on the personal liability of any director of the Corporation at the time of such repeal or amendment or modification or adoption of such inconsistent provision. If any provision of the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

ARTICLE X

INDEMNIFICATION; ADVANCEMENT

(a) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, at any time during which this Certificate of Incorporation is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation or is or was at any such time serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (hereinafter, an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the Corporation (and any successor of the Corporation by merger or otherwise) to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended or modified from time to time against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (c) of this Article X, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article X shall include the right, without the need for any action by the Board, to be paid by the Corporation (and any successor of the Corporation by merger or otherwise) the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within twenty (20) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter, the “undertaking”) by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal (a “final disposition”) that such director or officer is not entitled to be indemnified for such expenses under this Article X or otherwise. The rights conferred upon indemnitees in this Article X shall be contract rights between the Corporation and each indemnitee to whom such rights are extended that vest at the commencement of such person’s service to or at the request of the Corporation and all such rights shall continue as to an indemnitee who has ceased to be a director or officer of the Corporation or ceased to serve at the Corporation’s request as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as described herein, and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

(b) To obtain indemnification under this Article X, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (b), a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows if there is a dispute between the Corporation and the claimant with respect to the claimant’s rights to indemnification hereunder: (i) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (ii) if no request is made by the claimant for a determination by Independent Counsel, (A) by the Board by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), (B) if a quorum of the Board consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel (as hereinafter defined) in a written opinion to the Board, a copy of which shall be delivered to the claimant, or (C) if a quorum of Disinterested Directors so directs, by a majority of the stockholders of the Corporation by Independent Counsel. In the event the determination of entitlement to indemnification is to be made by Independent Counsel, the Independent Counsel shall be selected by the Board unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a “Change of Control” as defined in the Santa Maria Energy Corporation 2014 Performance Incentive Plan in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) days after such determination.

(c) If a claim under paragraph (a) of this Article X is not paid in full by the Corporation within thirty (30) days after a written claim pursuant to paragraph (b) of this Article X has been received by the Corporation (except in the case of a claim for advancement of expenses, for which the applicable period is twenty (20) days), the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed or that the claimant is not entitled to the requested advancement of expenses, but (except where the required undertaking, if any, has not been tendered to the Corporation) the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(d) If a determination shall have been made pursuant to paragraph (b) of this Article X that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (c) of this Article X.

(e) The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (c) of this Article X that the procedures and presumptions of this Article X are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Article X.

(f) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article X: (i) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (ii) cannot be terminated by the Corporation, the Board or the stockholders of the Corporation with respect to a person’s service prior to the date of such termination. Any amendment, modification, alteration or repeal of this Article X that in any way diminishes, limits, restricts, adversely affects or eliminates any right of an indemnitee or his or her successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not, without the written consent of the indemnitee, in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

(g) The Corporation may maintain insurance, at its expense, to protect itself and any current or former director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such current or former director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in paragraph (h) of this Article X, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such current or former director, officer, employee or agent.

(h) The Corporation may, to the extent authorized from time to time by the Board or the Chief Executive Officer, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in connection with any proceeding in advance of its final disposition, to any current or former employee or agent of the Corporation to the fullest extent of the provisions of this Article X with respect to the indemnification and advancement of expenses of current or former directors and officers of the Corporation.

(i) If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article X (including, without limitation, each such portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

(j) For purposes of this Article X:

(i) “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(ii) “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporate law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Article X.

(k) Any notice, request or other communication required or permitted to be given to the Corporation under this Article X shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

ARTICLE XI

AMENDMENT

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XI.

Except as set forth in Section 3 of Article IV of this Certificate of Incorporation, the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to modify, amend or repeal, this Certificate of Incorporation.

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, except as set forth in Section 3 of Article IV of this Certificate of Incorporation, if applicable, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws. Except as set forth in Section 3 of Article IV of this Certificate of Incorporation, if applicable, the Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of the holders of at least 66 2⁄3% of the total number of shares of Common Stock outstanding.

ARTICLE XII

SEVERABILITY

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XIII

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, or (d) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in any share of capital stock of the Corporation shall be deemed to have notice of and consent to the provisions of this Article XIII.

ARTICLE XIV

TRANSFER RESTRICTIONS

(a) Definitions. For purposes of this Article XIV, the following terms shall have the following meanings:

“Closing Date” shall have the meaning ascribed to such term in Section (d) of this Article XIV.

“Former Interestholder” shall mean each Initial Shareholder, Sponsor Shareholder and Former SME Unitholder.

“Former SME Unitholder” shall mean each member of Santa Maria Energy Holdings, LLC that received Common Stock as consideration pursuant to the Mergers.

“Hyde Park” shall mean Hyde Park Acquisition Corp. II.

“Hyde Park IPO” shall mean the initial public offering of Hyde Park.

“Initial Shareholders” means the holders of Initial Shares and their transferees.

“Initial Shares” means 2,156,250 shares of Hyde Park Common Stock acquired by the sponsors of Hyde Park for an aggregate purchase price of $25,000, or approximately $0.01 per share of Common Stock, prior to the consummation of the Hyde Park IPO.

“Lock-Up Periods” shall have the meaning ascribed to such term in Section (d) of this Article XIV.

“Mergers” shall mean the mergers contemplated by that certain Agreement and Plan of Merger, dated as of November 27, 2013, by and among Hyde Park, Santa Maria Energy Corporation, HPAC Merger Sub, Inc., SME Merger Sub, LLC and Santa Maria Energy Holdings, LLC, as such agreement may be amended from time to time.

“One-Year Lock-Up Period” shall have the meaning ascribed to such term in Section (d) of this Article XIV.

“Restricted Shares” shall have the meaning ascribed to such term in Section (d) of this Article XIV.

“Sponsor Shareholders” means the holders of the Sponsors’ Shares and their transferees.

“Sponsors’ Shares” means 693,750 shares of Hyde Park Common Stock that were acquired by the sponsors of Hyde Park at a price of $10.00 per share in a private placement that closed simultaneously with the consummation of the Hyde Park IPO.

“Thirty-Day Lock-Up Period” shall have the meaning ascribed to such term in Section (d) of this Article XIV.

(b) Transfer Restrictions. The provisions of this Article XIV are intended to assure that Former Interestholders do not transfer their shares of Common Stock during the applicable Lock-Up Periods. The Board is hereby authorized to effect any and all measures necessary or desirable (consistent with this Certificate of Incorporation and applicable law) to fulfill the purpose and implement the provisions of this Article XIV.

(c) Stock Certificates. To fulfill the purpose and implement the provisions of this Article XIV, the Corporation may take any of the following measures: (i) developing issuance, transfer, redemption, escrow and legend notice provisions and procedures regarding certificated and uncertificated shares of Common Stock and (ii) mandating that all Common Stock certificates issued by the Corporation include the following or other appropriate legend reflecting the provisions of this Article XIV or, in the case of uncertificated shares, sending to the record holder thereof a written notice containing the information set forth in the applicable legend within a reasonable time after the issuance or transfer thereof in accordance with Section 151(f) of the DGCL:

PURSUANT TO THE TERMS AND PROVISIONS OF ARTICLE XIV OF THE CORPORATION’S CERTIFICATE OF INCORPORATION, AS SUCH MAY BE AMENDED FROM TIME TO TIME, TRANSFERS OF SHARES OF THE CORPORATION’S COMMON STOCK ARE RESTRICTED. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS A COPY OF THE CORPORATION’S CERTIFICATE OF INCORPORATION.

(d) Lock-Up Periods. During the period commencing on the closing date of the Mergers (the “Closing Date”) and until the earlier of: (i) the Corporation’s consummation of a liquidation, merger, share exchange or other similar transaction that results in all of the Corporation’s stockholders having the right to exchange the shares of Common Stock held by each stockholder for cash, securities or other property following the Closing Date and (ii) (y) in respect of the Sponsor Shareholders, thirty days after the Closing Date (the “Thirty-Day Lock-Up Period”) or (z) in respect of the Initial Shareholders and the Former SME Unitholders, one year after the Closing Date (the “One-Year Lock-Up Period” and, together with the Thirty-Day Lock-Up Period, the “Lock-Up Periods”), each Former Interestholder shall not (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, with respect to any shares of Common Stock that such Former Interestholder received as consideration pursuant to the Mergers (the “Restricted Shares”), (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Shares or any securities convertible into, or exercisable, or exchangeable for, the Restricted Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B); provided, however, if the Corporation’s share price reaches or exceeds $12.50 per share for any 20 trading days within any 30-trading day period during the Lock-Up Periods, 50% of each Former Interestholder’s Restricted Shares will be released from the lock-up and, if the Corporation’s share price reaches or exceeds $15.00 per share for any 20 trading days within any 30-trading day period during the Lock-Up Periods, the remaining 50% of each Former Interestholder’s Restricted Shares shall be released from the lock-up (as such price of $12.50 and $15.00 may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like).

(e) Notwithstanding the foregoing, each Former Interestholder may transfer the Restricted Shares or any securities convertible into, or exercisable, or exchangeable for, Restricted Shares (i) if the Former Interestholder is an entity, as a distribution to partners, members or stockholders of the Former Interestholder upon the liquidation and dissolution of the Former Interestholder, (ii) by bona fide gift to a member of the Former Interestholder’s immediate family or to a trust, the beneficiary of which is the Former Interestholder or a member of the Former Interestholder’s immediate family for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death of the Former Interestholder, (iv) pursuant to a qualified domestic relations order; (v) pursuant to a firmly written secondary offering of Common Stock offered by the Corporation, which the Corporation may do in its sole discretion; or (vi) if the Board, by resolution adopted by the Board, releases or waives the Former Interestholders from the restrictions found in this Article XIV; provided, however, that, in the cases of clauses (i) through (iv), these permitted transferees enter into a written agreement with the Corporation agreeing to be bound by the transfer restrictions in this Article XIV.

(f) Any purported transfer of Restricted Shares (excluding, for the avoidance of doubt, the original issuance of such shares by the Corporation), shall be void and ineffective, and, to the extent that the Corporation knows of any such purported transfer, neither the Corporation nor its transfer agent (if any) shall register such purported transfer on the stock transfer records of the Corporation and neither the Corporation nor its transfer agent (if any) shall recognize the purported transferee thereof as a stockholder of the Corporation for any purpose whatsoever except to the extent necessary to effect any remedy available to the Corporation under this Article XIV. In no event shall any such registration or recognition make such purported transfer effective unless the Board shall have expressly and specifically authorized the same.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be duly executed this [    ] day of [                    ], 20        .

SANTA MARIA ENERGY CORPORATION

By:
Name:	[ ]
Title:	[ ]

ANNEX C

AMENDED AND RESTATED BYLAWS

OF

SANTA MARIA ENERGY CORPORATION

ARTICLE I.

OFFICES AND RECORDS

SECTION 1.1 Delaware Office. The registered office of Santa Maria Energy Corporation (the “Corporation”) in the State of Delaware shall be located in the City of Camden, County of Kent, and the name and address of its registered agent is c/o Paracorp Incorporated, 2140 South Dupont Highway, in Camden, Delaware, 19934.

SECTION 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors of the Corporation (the “Board of Directors”) may designate or as the business of the Corporation may from time to time require.

SECTION 1.3 Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II.

STOCKHOLDERS

SECTION 2.1 Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such place and time as may be fixed by resolution of the Board of Directors.

SECTION 2.2 Special Meeting. Subject to the rights of the holders of any series of stock having a preference over the Common Stock of the Corporation as to dividends or upon liquidation (“Preferred Stock”) with respect to such series of Preferred Stock, special meetings of the stockholders may be called only by the Chairman of the Board or by a majority of the total number of directors which the Corporation would have if there were no vacancies (the “Whole Board”) pursuant to a resolution approved by the Board of Directors. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

SECTION 2.3 Place of Meeting. The Board of Directors or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders called by the Board of Directors or the Chairman of the Board. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

SECTION 2.4 Notice of Meeting. Written or printed notice, stating the place, date and time of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally, by electronic transmission in the manner provided in Section 232 of the General Corporation Law of the State of Delaware (the “DGCL”)(except to the extent prohibited by Section 232(e) of the DGCL) or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his or her address as it appears on the stock transfer books of the Corporation. If notice is given by electronic transmission, such notice shall be deemed to be given at the times provided in the DGCL. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 6.4 of these Bylaws. Any previously scheduled meeting of the stockholders may be postponed, and (unless otherwise provided in the Amended and Restated Certificate of Incorporation, as may be amended from time to time (the “Certificate of Incorporation”)) any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

SECTION 2.5 Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The Chairman of the meeting, the Chief Executive Officer or a President may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted that might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.6 Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the DGCL) by the stockholder, or by his or her duly authorized attorney in fact.

SECTION 2.7 Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders.

(1) At any annual meeting of the stockholders, only such nominations of persons for election to the Board of Directors and only other business shall be considered or conducted, as shall have been properly brought before the meeting. For nominations to be properly made at an annual meeting, and proposals of other business to be properly brought before an annual meeting, nominations and proposals of other business must be: (a) pursuant to the Corporation’s notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in this Bylaw and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in this Bylaw as to such business or nomination; clause (c) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders.

(2) Without qualification or limitation, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to paragraph (A)(1)(c) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above. In addition, to be timely, a stockholder’s notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof. To be in proper form, a stockholder’s notice (whether given pursuant to this paragraph (A)(2) or paragraph (B)) to the Secretary must: (a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder, such beneficial owner, and of their respective affiliates or associates or others acting in concert therewith, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, through the delivery of cash or other property, or otherwise, and without regard of whether the stockholder of record, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (D) any contract, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such stockholder, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any security of the Corporation (any of the foregoing, a “Short Interest”), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset- based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such stockholder, and (I) any direct or indirect interest of such stockholder in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (b) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration) and (ii) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; (c) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and (d) with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 2.8 of these Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting or otherwise by or at the direction of the Board of Directors. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (i) is a stockholder of record at the time of giving of notice provided for in this Bylaw and at the time of the special meeting, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in this Bylaw as to such nomination. The immediately preceding sentence shall be the exclusive means for a stockholder to make nominations (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation’s notice of meeting) before a special meeting of stockholders. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (A)(2) of this Bylaw with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.8 of this Bylaw) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(C) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded. Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to make a nomination or present a proposal of other business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Bylaw, to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to paragraph (A)(1)(c) or paragraph (B) of this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws. Subject to Rule 14a-8 under the Exchange Act, nothing in these Bylaws shall be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Corporation’s proxy statement any nomination of director or directors or any other business proposal.

SECTION 2.8 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.7 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (C) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

SECTION 2.9 Procedure for Election of Directors; Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, a plurality of the votes cast at any meeting for the election of directors at which a quorum is present shall elect directors. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

SECTION 2.10 Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law.

The Chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

SECTION 2.11 Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

SECTION 2.12 Remote Meetings. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(A) participate in a meeting of stockholders; and

(B) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication; provided, that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

In the case of any annual meeting of stockholders or any special meeting of stockholders called upon order of the Board of Directors, the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communications as authorized by this Section 2.12.

ARTICLE III.

BOARD OF DIRECTORS

SECTION 3.1 General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

SECTION 3.2 Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board. Commencing with the date of these Bylaws, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the term of office of the first class to expire at the 2015 annual meeting of stockholders, the term of office of the second class to expire at the 2016 annual meeting of stockholders and the term of office of the third class to expire at the 2017 annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, commencing with the 2015 annual meeting, (i) directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (ii) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.

SECTION 3.3 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the Annual Meeting of Stockholders. The Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.4 Special Meetings. Subject to the notice requirements in Section 3.5, special meetings of the Board of Directors shall be called at the request of the Chairman of the Board or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

SECTION 3.5 Notice. Notice of any special meeting of directors shall be given to each director at his or her business or residence in writing by hand delivery, first-class or overnight mail or courier service, facsimile or electronic transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by overnight mail or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by facsimile or electronic transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws, as provided under Section 8.1. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 6.4 of these Bylaws.

SECTION 3.6 Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 3.7 Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.8 Quorum. A majority of the members of the Whole Board shall constitute a quorum for the transaction of business. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting without further notice. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws shall require the vote of a greater number. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

SECTION 3.9 Vacancies. Subject to applicable law and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

SECTION 3.10 Executive and Other Committees. The Board of Directors may, by resolution adopted by a majority of the Whole Board, designate an Executive Committee to exercise, subject to applicable provisions of law, all the powers of the Board in the management of the business and affairs of the Corporation when the Board is not in session, including without limitation the power to declare dividends, to authorize the issuance of the Corporation’s capital stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL, and may, by resolution similarly adopted, designate one or more other committees. The Executive Committee and each such other committee shall consist of two or more directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, other than the Executive Committee (the powers of which are expressly provided for herein), may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board when required.

A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.5 of these Bylaws. The Board shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board.

SECTION 3.11 Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV.

OFFICERS

SECTION 4.1 Officers. The elected officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Accounting Officer, a Treasurer, a Secretary and any other officers of the Corporation that report directly to the Chief Executive Officer, all of whom shall be elected by the Board of Directors and shall hold office until their successors are duly elected and qualified. The Chairman of the Board shall be chosen from among the directors. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this ARTICLE IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. In addition, the Board of Directors or any committee thereof may from time to time elect, or the Chief Executive Officer may appoint, such other officers (including one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, and Assistant Controllers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Any number of offices may be held by the same person. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board of Directors or such committee or by the Chief Executive Officer, as the case may be.

SECTION 4.2 Election and Term of Office. The elected officers of the Corporation shall be elected by the Board of Directors and shall hold office until such officer’s successor shall have been duly elected and qualified or until such officer’s death, resignation or removal.

SECTION 4.3 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors and shall have and perform such other duties as may be assigned to him or her by the Board of Directors.

SECTION 4.4 Chief Executive Officer. The Chief Executive Officer of the Corporation shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at all meetings of the Board of Directors. Unless there shall have been elected one or more Presidents of the Corporation, the Chief Executive Officer shall be the President of the Corporation.

SECTION 4.5 President. The President shall have such general powers and duties of supervision and management as shall be assigned to him or her by the Board of Directors.

SECTION 4.6 Vice-Presidents. Each Vice President, if any, shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors or by the Chief Executive Officer, as the case may be.

SECTION 4.7 Chief Financial Officer. The Chief Financial Officer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He or she shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, the Chairman of the Board, or a President, taking proper vouchers for such disbursements. He or she shall render to the Chairman of the Board, the President and the Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the Corporation. The Chief Executive Officer may direct the Treasurer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and the Treasurer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time; provided, however, that if the offices of the Chief Financial Officer and the Treasurer are held by the same person, then the Chief Executive Officer may direct the Chief Accounting Officer to assume and perform the duties of the Chief Financial Officer.

SECTION 4.8 Chief Accounting Officer. The Chief Accounting Officer shall have such general powers and duties of supervision and management as shall be assigned to him or her by the Board of Directors. The Chief Accounting Officer shall perform such other duties commonly incident to his or her office and shall have such other powers as the Board of Directors shall designate from time to time. In addition, the Board of Directors may direct the Chief Accounting Officer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer.

SECTION 4.9 Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. In case of the Treasurer’s death, resignation, retirement or removal from office, all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation shall be restored to the Corporation.

SECTION 4.10 Secretary. The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders; he or she shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; he or she shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and he or she shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, he or she shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the Chairman of the Board or a President.

SECTION 4.11 Removal. Any officer elected, or agent appointed, by the Board of Directors may be removed by the affirmative vote of a majority of the Whole Board whenever, in their judgment, the best interests of the Corporation would be served thereby. Any officer or agent appointed by the Chief Executive Officer may be removed by him or her whenever, in his or her judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his or her successor or his or her death, resignation or removal, whichever event shall first occur, except as otherwise provided in any incentive plan, including but not limited to, any employment contract or under an employee deferred compensation plan.

SECTION 4.12 Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors. Any vacancy in an office appointed by the Chief Executive Officer because of death, resignation, or removal may be filled by the Chief Executive Officer.

ARTICLE V.

STOCK CERTIFICATES AND TRANSFERS

SECTION 5.1 Certificated and Uncertificated Stock; Transfers. The interest of each stockholder of the Corporation may be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe or be uncertificated.

The shares of the stock of the Corporation shall be transferred on the books of the Corporation, in the case of certificated shares of stock, by the holder thereof in person or by his attorney duly authorized in writing, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require; and, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney duly authorized in writing, and upon compliance with appropriate procedures for transferring shares in uncertificated form. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Notwithstanding anything to the contrary in these Bylaws, at all times that the Corporation’s stock is listed on a stock exchange, the shares of the stock of the Corporation shall comply with all direct registration system eligibility requirements established by such exchange, including any requirement that shares of the Corporation’s stock be eligible for issue in book-entry form. All issuances and transfers of shares of the Corporation’s stock shall be entered on the books of the Corporation with all information necessary to comply with such direct registration system eligibility requirements, including the name and address of the person to whom the shares of stock are issued, the number of shares of stock issued and the date of issue. The Board of Directors shall have the power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of shares of stock of the Corporation in both the certificated and uncertificated form.

SECTION 5.2 Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or his or her discretion require.

SECTION 5.3 Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

SECTION 5.4 Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

ARTICLE VI.

MISCELLANEOUS PROVISIONS

SECTION 6.1 Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

SECTION 6.2 Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

SECTION 6.3 Seal. The corporate seal shall be in such form as shall be determined by resolution of the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise imprinted upon the subject document or paper.

SECTION 6.4 Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

SECTION 6.5 Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

SECTION 6.6 Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the Chief Executive Officer or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

ARTICLE VII.

CONTRACTS, PROXIES, ETC.

SECTION 7.1 Contracts. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President may

execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President of the Corporation may delegate contractual powers to others under his or her jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

SECTION 7.2 Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper in the premises.

ARTICLE VIII.

AMENDMENTS

SECTION 8.1 Amendments. These Bylaws may be altered, amended, or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting.

ANNEX D

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (3) of this subsection, § 251(h)), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the mailing date of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Limitation of Liability

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

In accordance with Section 102(b)(7) of the DGCL, Article IX of Santa Maria Energy Corporation’s charter that will be in effect as of the consummation of the merger, provides that that no director shall be personally liable to Santa Maria Energy Corporation or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of Santa Maria Energy Corporation’s charter is to eliminate Santa Maria Energy Corporation’s rights and those of its stockholders (through stockholders’ derivative suits on Santa Maria Energy Corporation’s behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate Santa Maria Energy Corporation’s rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with Santa Maria Energy Corporation’s charter, the liability of the Santa Maria Energy Corporation’s directors to the Santa Maria Energy Corporation or its stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of Santa Maria Energy Corporation’s charter limiting or eliminating the liability of directors, whether by Santa Maria Energy Corporation’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only.

Santa Maria Energy Corporation’s charter provides that a director of Santa Maria Energy Corporation shall not be personally liable to Santa Maria Energy Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL as the same exists or hereafter may be amended.

If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the liability of directors, then the liability of a director to Santa Maria Energy Corporation or its stockholders shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended.

Any repeal or amendment to Santa Maria Energy Corporation’s charter by the stockholders of Santa Maria Energy Corporation or by changes in law, or the adoption of any other inconsistent provision to Santa Maria Energy Corporation’s charter will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits Santa Maria Energy Corporation to further limit or eliminate the liability of directors) and will not adversely affect any right or protection of a director of Santa Maria Energy Corporation existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to acts or omissions occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Indemnification

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Section 145(a) or Section 145(b) of the DGCL or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, provided that indemnification provided for by Section 145 of the DGCL or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

Santa Maria Energy Corporation’s charter provides that Santa Maria Energy Corporation will, to the fullest extent authorized or permitted by applicable law, indemnify its current and former directors and officers, as well as those persons who, while directors or officers of Santa Maria Energy Corporation, are or were serving as a director or officer or is or was at any such time serving at the request of Santa Maria Energy Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Santa Maria Energy Corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by Santa Maria Energy Corporation (and any successor of Santa Maria Energy Corporation by merger or otherwise) to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended or modified from time to time against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing, a person eligible for indemnification pursuant to Santa Maria Energy Corporation’s charter will be indemnified by Santa Maria Energy Corporation in connection with a proceeding initiated by such person only if such proceeding was authorized by Santa Maria Energy Corporation’s board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by Santa Maria Energy Corporation’s charter is a contract right that includes the right to be paid by Santa Maria Energy Corporation the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by Santa Maria Energy Corporation’s charter may have or hereafter acquire under law, Santa Maria Energy Corporation’s charter, Santa Maria Energy Corporation’s bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise and cannot be terminated by Santa Maria Energy Corporation, its board of directors or its stockholders with respect to a person’s service prior to the date of such termination.

Any repeal or amendment of provisions of Santa Maria Energy Corporation’s charter affecting indemnification rights, whether by Santa Maria Energy Corporation’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Santa Maria Energy Corporation’s bylaws also permits Santa Maria Energy Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by Santa Maria Energy Corporation’s bylaws.

Santa Maria Energy Corporation’s bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in Santa Maria Energy Corporation’s charter. In addition, Santa Maria Energy Corporation’s bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by Santa Maria Energy Corporation within a specified period of time.

Any repeal or amendment of provisions of Santa Maria Energy Corporation’s bylaws affecting indemnification rights, whether by Santa Maria Energy Corporation’s board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Upon consummation of the merger, Santa Maria Energy Corporation intends to enter into indemnification agreements with each of its directors. These agreements will require Santa Maria Energy Corporation to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Santa Maria Energy Corporation, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Santa Maria Energy Corporation also intends to enter into indemnification agreements with its future directors.

Under the Merger Agreement, Santa Maria Energy Corporation agreed that the charter and bylaws (or operating agreement or other equivalent governing instruments) of Santa Maria Energy Corporation and each of its subsidiaries shall contain provisions no less favorable with respect to indemnification than are set forth in the charter, bylaws, operating agreement, or equivalent instruments, as applicable, of such entities as of the date of the Merger Agreement. Such indemnification provisions may not be amended, repealed or otherwise modified for a period of six years after the closing date of the merger in any manner that would adversely affect the rights of individuals who at or prior to the closing date of the merger were directors, officers, managers, managing members, agents or employees of Santa Maria Energy or any of Santa Maria Energy’s subsidiaries (except for certain excluded subsidiaries), or who were otherwise entitled to indemnification pursuant to the charter and bylaws (or equivalent governing instruments) of such entities. Santa Maria Energy Corporation also agreed to cause (including by paying premiums on the current insurance policies) to be maintained in effect for six years after the consummation of the merger the current policies of the directors’ and officers’ liability or equivalent insurance maintained by or on behalf of Santa Maria Energy and its subsidiaries (except for certain excluded subsidiaries) with respect to matters occurring prior to the closing of the merger. Notwithstanding the foregoing, Santa Maria Energy Corporation may substitute for such coverage policies of at least the same coverage containing terms and conditions that are not less advantageous than the existing policies (including with respect to the period covered). In addition, Santa Maria Energy Corporation agreed that it will indemnify each individual who served as a director, officer, manager or managing member of Santa Maria Energy and its subsidiaries (except for certain excluded subsidiaries) at any time prior to the consummation of the merger and against all actions, suits, proceedings, hearings, investigations, claims and similar actions, including all court costs and reasonable attorney fees and expenses resulting from or arising out of, or caused by, the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Santa Maria Energy Corporation also agreed that after the consummation of the merger, Santa Maria Energy Corporation will cause its subsidiaries to provide indemnification to the directors and officers of Hyde Park who serve in such capacity prior to the consummation of the merger to the same extent as provided to such persons as of the date of the merger. Such indemnification provisions may not be amended, repealed or otherwise modified for a period of six years after the consummation of the merger in any manner that would adversely affect the rights thereunder of such persons as of the date of the Merger Agreement.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Santa Maria Energy Corporation pursuant to the foregoing provisions, Santa Maria Energy Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of November 27, 2013, and amended as of December 16, 2013, by and among Hyde Park Acquisition Corp. II, Santa Maria Energy Corporation, HPAC Merger Sub, Inc., SME Merger Sub, LLC and Santa Maria Energy Holdings, LLC (included as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)

3.1	Form of Amended and Restated Certificate of Incorporation of Santa Maria Energy Corporation (included as Annex B to the joint proxy statement/prospectus contained in this Registration Statement)

3.2	Form of Amended and Restated Bylaws of Santa Maria Energy Corporation (included as Annex C to the joint proxy statement/prospectus contained in this Registration Statement)

4.1†	Registration Rights Agreement

5.1†	Opinion of Latham & Watkins LLP as to the validity of the securities being registered

8.1†	Opinion of Latham & Watkins LLP regarding certain federal income tax matters

8.2†	Opinion of Katten Muchin Rosenman LLP regarding certain federal income tax matters

Exhibit Number	Description

10.1**	Amended and Restated Credit Agreement, dated as of November 9, 2012, by and among Santa Maria Energy Holdings, LLC, as the Borrower, Mutual of Omaha Bank, as Administrative Agent, and the lenders party thereto (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.2**	First Amendment to the Amended and Restated Credit Agreement, dated as of June 25, 2013, by and among Santa Maria Energy Holdings, LLC, as the Borrower, Mutual of Omaha Bank, as Administrative Agent, and the lenders party thereto (filed with this Registration Statement on December 17, 2013)

10.3**	Second Amendment to the Amended and Restated Credit Agreement, dated as of December 11, 2013, by and among Santa Maria Energy Holdings, LLC, as the Borrower, Mutual of Omaha Bank, as Administrative Agent, and the lenders party thereto (filed with this Registration Statement on December 17, 2013)

10.4†*	Form of Santa Maria Energy Corporation 2014 Long-Term Incentive Plan

10.5	Form of Indemnification Agreement

10.6‡**	Crude Oil Outright Purchase Agreement, dated December 21, 2009, as amended March 1, 2013, between Santa Maria Energy, LLC and Phillips 66 Company (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.7‡**	Crude Oil Outright Purchase Agreement, dated September 30, 2011, as amended May 5, 2013, between Santa Maria Energy, LLC and Phillips 66 Company (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.8**	Agreement to Use Recycled Water, dated August 22, 2005, between Laguna County Sanitation District and Santa Maria Pacific LLC (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.9**	First Amendment to Agreement to Use Recycled Water, dated September 13, 2005, between Laguna County Sanitation District and Santa Maria Pacific LLC (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.10**	Second Amendment to Agreement to Use Recycled Water, dated March 3, 2009, between Laguna County Sanitation District and Santa Maria Pacific LLC (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.11*	Bonus Letter Agreement, dated November 27, 2013, between Santa Maria Energy Holdings, LLC and Kevin McMillan

21.1**	List of Subsidiaries (filed with this Registration Statement on December 17, 2013)

23.1	Consent of Hein & Associates LLP

23.2	Consent of Marcum LLP

23.3†	Consent of Latham & Watkins LLP (included in Exhibits 5.1 and 8.1 hereto)

23.4†	Consent of Katten Muchin Rosenman LLP (included in Exhibit 8.2 hereto)

23.5	Consent of Netherland, Sewell & Associates, Inc.

23.6	Consent of Gaffney, Cline & Associates

23.7**	Consent of Edward Levy (filed with this Registration Statement on December 17, 2013)

23.8**	Consent of David Iverson (filed with this Registration Statement on December 17, 2013)

Exhibit Number	Description

23.9**	Consent of Richard R. Powell Jr. (filed with this Registration Statement on December 17, 2013)

23.10**	Consent of Charles Yates III (filed with this Registration Statement on December 17, 2013)

24.1**	Powers of Attorney (included on signature page) (filed with this Registration Statement on December 17, 2013)

99.1**	Form of Proxy Card to be used by Hyde Park Acquisition Corp. II (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

99.2**	Form of Proxy Card to be used by Santa Maria Energy Holdings, LLC (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

99.3	Report of Netherland, Sewell & Associates, Inc. for reserves at December 31, 2013—Orcutt Field, Santa Barbara County, California

99.4	Report of Netherland, Sewell & Associates, Inc. for reserves at December 31, 2012—Orcutt Field, Santa Barbara County, California

99.5	Report of Gaffney, Cline & Associates for reserves at December 31, 2011—Orcutt Field, Careaga Tract, Diatomite, Santa Barbara County, California

99.6	Report of Gaffney, Cline & Associates for reserves at December 31, 2011—Orcutt Field, Careaga Tract, Monterey Formation, Santa Barbara County, California

*	Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto pursuant to Item 601 of Regulation S-K.
**	Previously filed.
†	To be filed by amendment.
‡	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(h) That every prospectus (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(j) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Maria, State of California, on February 25, 2014.

SANTA MARIA ENERGY CORPORATION

By: *

Name: David Pratt
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2014
David Pratt

*	Director	February 25, 2014
Laurence Levy

/s/ Kevin McMillan	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 25, 2014
Kevin McMillan

*	Kevin McMillan signs this registration statement on behalf of the indicated persons for whom he is attorney-in-fact on February 25, 2014, pursuant to the powers of attorney previously filed as Exhibit 24.1 to the Form S-4 filed with the Securities and Exchange Commission on December 17, 2013.

By:	/s/ Kevin McMillan	February 25, 2014
Kevin McMillan
Attorney-in-fact

Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of November 27, 2013, and amended as of December 16, 2013, by and among Hyde Park Acquisition Corp. II, Santa Maria Energy Corporation, HPAC Merger Sub, Inc., SME Merger Sub, LLC and Santa Maria Energy Holdings, LLC (included as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)

3.1	Form of Amended and Restated Certificate of Incorporation of Santa Maria Energy Corporation (included as Annex B to the joint proxy statement/prospectus contained in this Registration Statement)

3.2	Form of Amended and Restated Bylaws of Santa Maria Energy Corporation (included as Annex C to the joint proxy statement/prospectus contained in this Registration Statement)

4.1†	Registration Rights Agreement

5.1†	Opinion of Latham & Watkins LLP as to the validity of the securities being registered

8.1†	Opinion of Latham & Watkins LLP regarding certain federal income tax matters

8.2†	Opinion of Katten Muchin Rosenman LLP regarding certain federal income tax matters

10.1**	Amended and Restated Credit Agreement, dated as of November 9, 2012, by and among Santa Maria Energy Holdings, LLC, as the Borrower, Mutual of Omaha Bank, as Administrative Agent, and the lenders party thereto (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.2**	First Amendment to the Amended and Restated Credit Agreement, dated as of June 25, 2013, by and among Santa Maria Energy Holdings, LLC, as the Borrower, Mutual of Omaha Bank, as Administrative Agent, and the lenders party thereto (filed with this Registration Statement on December 17, 2013)

10.3**	Second Amendment to the Amended and Restated Credit Agreement, dated as of December 11, 2013, by and among Santa Maria Energy Holdings, LLC, as the Borrower, Mutual of Omaha Bank, as Administrative Agent, and the lenders party thereto (filed with this Registration Statement on December 17, 2013)

10.4†*	Form of Santa Maria Energy Corporation 2014 Long-Term Incentive Plan

10.5	Form of Indemnification Agreement

10.6‡**	Crude Oil Outright Purchase Agreement, dated December 21, 2009, as amended March 1, 2013, between Santa Maria Energy, LLC and Phillips 66 Company (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.7‡**	Crude Oil Outright Purchase Agreement, dated September 30, 2011, as amended May 5, 2013, between Santa Maria Energy, LLC and Phillips 66 Company (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.8**	Agreement to Use Recycled Water, dated August 22, 2005, between Laguna County Sanitation District and Santa Maria Pacific LLC (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.9**	First Amendment to Agreement to Use Recycled Water, dated September 13, 2005, between Laguna County Sanitation District and Santa Maria Pacific LLC (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

10.10**	Second Amendment to Agreement to Use Recycled Water, dated March 3, 2009, between Laguna County Sanitation District and Santa Maria Pacific LLC (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

Exhibit Number	Description

10.11*	Bonus Letter Agreement, dated November 27, 2013, between Santa Maria Energy Holdings, LLC and Kevin McMillan

21.1**	List of Subsidiaries (filed with this Registration Statement on December 17, 2013)

23.1	Consent of Hein & Associates LLP

23.2	Consent of Marcum LLP

23.3†	Consent of Latham & Watkins LLP (included in Exhibits 5.1 and 8.1 hereto)

23.4†	Consent of Katten Muchin Rosenman LLP (included in Exhibit 8.2 hereto)

23.5	Consent of Netherland, Sewell & Associates, Inc.

23.6	Consent of Gaffney, Cline & Associates

23.7**	Consent of Edward Levy (filed with this Registration Statement on December 17, 2013)

23.8**	Consent of David Iverson (filed with this Registration Statement on December 17, 2013)

23.9**	Consent of Richard R. Powell Jr. (filed with this Registration Statement on December 17, 2013)

23.10**	Consent of Charles Yates III (filed with this Registration Statement on December 17, 2013)

24.1**	Powers of Attorney (included on signature page) (filed with this Registration Statement on December 17, 2013)

99.1**	Form of Proxy Card to be used by Hyde Park Acquisition Corp. II (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

99.2**	Form of Proxy Card to be used by Santa Maria Energy Holdings, LLC (filed with Amendment No. 1 to this Registration Statement on January 27, 2014)

99.3	Report of Netherland, Sewell & Associates, Inc. for reserves at December 31, 2013—Orcutt Field, Santa Barbara County, California

99.4	Report of Netherland, Sewell & Associates, Inc. for reserves at December 31, 2012—Orcutt Field, Santa Barbara County, California

99.5	Report of Gaffney, Cline & Associates for reserves at December 31, 2011—Orcutt Field, Careaga Tract, Diatomite, Santa Barbara County, California

99.6	Report of Gaffney, Cline & Associates for reserves at December 31, 2011—Orcutt Field, Careaga Tract, Monterey Formation, Santa Barbara County, California

*	Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto pursuant to Item 601 of Regulation S-K.
**	Previously filed.
†	To be filed by amendment.
‡	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.